वार्षिक रिपोर्ट • ANNUAL REPORT • 2008-09

भारतीय स्टेट बैंक
State Bank of India
हर मोड़ पर आपके साथ
With you - all the way

सिर्फ बैंकिंग,
और कुछ नहीं.
Pure Banking.
Nothing else.


ANS
3-31-09

स्टेट बैंक - हर भारतीय का बैंक • THE BANKER TO EVERY INDIAN

AWARDS AND RECOGNITIONS

Only Indian Bank to find a place in the Fortune Global 500 list – Improved ranking from 495 last year to 380 this year.

Improved ranking from 219th position last year to 150th this year in the Forbes 2000 list of largest companies in the World.

Reputation Institute, US has ranked SBI 29th.

Awarded the "Bank of the Year 2008 - India" by The Banker Magazine, London.

Ranked 59 in Global 500 Financial Brand Recognition ranking by Brand Finance, London'08.

Ranking in "The Banker - Top 1000 World Banks" improved to 57 from 70 in 2007. Only Indian Bank among the Top 100 Banks in the world. Ranked 8th in Top 25 Banks in Asia.

Ranked # 1 in Survey of Top 5 companies in India in terms of Financial Reputation by Wall Street Journal Asia.

विषय-सूची

Contents

केंद्रीय निदेशक बोर्ड | Central Board of Directors

(9 मई 2009 को) | **(As on 9th May 2009)**

अध्यक्ष | Chairman
श्री ओ.पी. भट्ट | **Shri O.P. Bhatt**

प्रबंध निदेशक | Managing Directors
श्री एस.के. भट्टाचार्य | **Shri S.K. Bhattacharyya**

श्री आर. श्रीधरन | **Shri R. Sridharan**

भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत निर्वाचित निदेशक | Directors elected under Section 19(c) of SBI Act
डॉ. अशोक झुनझुनवाला | **Dr. Ashok Jhunjhunwala**

श्री दिलीप सी. चौकसी | **Shri Dileep C. Choksi**

श्री एस. वैंकटाचलम | **Shri S. Venkatachalam**

श्री डी. सुंदरम | **Shri D. Sundaram**

कार्यकाल: 3 वर्ष और फिर से 3 वर्ष की अवधि के लिए पुनर्निर्वाचन हेतु पात्र
अधिकतम कार्यकाल : लगातार 6 वर्ष

Term: 3 years and eligible for re-election for further period of 3 years
Maximum tenure: 6 years continuously

भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत नामित निदेशक | Directors nominated under Section 19(d) of SBI Act
डॉ. देवानन्द बलोधी | **Dr. Deva Nand Balodhi**

प्रो. मोहम्मद सलाहुद्दीन अंसारी | **Prof. Md. Salahuddin Ansari**

डॉ. (श्रीमती) वसंता भरुचा | **Dr. (Mrs.) Vasantha Bharucha**

डॉ. राजीव कुमार | **Dr. Rajiv Kumar**

कार्यकाल: 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक, और पुनर्नियुक्ति/ पुनर्नामांकन हेतु पात्र
अधिकतम कार्यकाल : लगातार 6 वर्ष

Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination
Maximum tenure: 6 years continuously

भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत नामित निदेशक | Director nominated under Section 19(f) of SBI Act
श्रीमती श्यामला गोपीनाथ | **Smt. Shyamala Gopinath**



श्री ओ.पी. भट्ट
Shri O. P. Bhatt



श्री एस. के. भट्टाचार्य
Shri S. K. Bhattacharyya



श्री आर. श्रीधरन
Shri R. Sridharan



डॉ. अशोक झुनझुनवाला
Dr. Ashok Jhunjhunwala



श्री दिलीप सी. चौकसी
Shri Dileep C. Choksi



श्री एस. वेंकटाचलम
Shri S. Venkatachalam



श्री डी. सुंदरम
Shri D. Sundaram



डॉ. देवा नंद बलोधी
Dr. Deva Nand Balodhi



डॉ. (श्रीमती) वसंता भरुचा
Dr. (Mrs.) Vasantha Bharucha



प्रो. मोहम्मद सलाहुद्दीन अंसारी
Prof. Md. Salahuddin Ansari



डॉ. राजीव कुमार
Dr. Rajiv Kumar



श्रीमती श्यामला गोपीनाथ
Smt. Shyamala Gopinath

दिनांक 9 मई 2009 को बोर्ड की समितियां

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी)

अध्यक्ष, श्री ओ.पी. भट्ट
प्रबंध निदेशक, श्री एस.के. भट्टाचार्य और श्री आर. श्रीधरन
भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक की नामिती) श्रीमती श्यामला गोपीनाथ और भारत में हो रही बैठक-स्थल के निवासी या बैठक के समय उस स्थान पर उपस्थित सभी या अन्य कोई निदेशक।

बोर्ड की लेखा परीक्षा समिति (एसीबी) - 6 निदेशक

श्री दिलीप सी. चौकसी, निदेशक - सदस्य - समिति के अध्यक्ष
श्री एस. वेंकटाचलम, निदेशक - सदस्य
डॉ. अशोक झुनझुनवाला, निदेशक - सदस्य
श्रीमती श्यामला गोपीनाथ, भारतीय रिज़र्व बैंक की नामिती - सदस्य (पदेन)
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी - सदस्य (पदेन)
श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) - सदस्य (पदेन)

बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) - 6 निदेशक

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी - सदस्य (पदेन), समिति के अध्यक्ष
श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) - सदस्य (पदेन)
डॉ. अशोक झुनझुनवाला, निदेशक - सदस्य
श्री दिलीप सी. चौकसी, निदेशक - सदस्य
डॉ. (श्रीमती) वसंता भरुचा, निदेशक - सदस्य
डॉ. राजीव कुमार, निदेशक - सदस्य

बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति (एसआइजीसीबी) - 5 निदेशक

डॉ. देवानन्द बलोधी, निदेशक - समिति के अध्यक्ष
श्री डी. सुंदरम, निदेशक - सदस्य
प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक - सदस्य
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी - सदस्य (पदेन)
श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) - सदस्य (पदेन)

बड़ी राशि की धोखाधड़ियों की निगरानी के लिए बोर्ड के निदेशकों की विशेष समिति - 7 निदेशक

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी - सदस्य (पदेन), समिति के अध्यक्ष
श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) - सदस्य (पदेन)
श्री दिलीप सी. चौकसी, निदेशक - सदस्य
श्री एस. वेंकटाचलम, निदेशक - सदस्य
डॉ. देवानन्द बलोधी, निदेशक - सदस्य
प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक - सदस्य
श्री डी. सुंदरम, निदेशक - सदस्य

बोर्ड की ग्राहक सेवा समिति (सीएससीबी) - 6 निदेशक

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी - सदस्य (पदेन), समिति के अध्यक्ष
श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) - सदस्य (पदेन)
डॉ. देवानन्द बलोधी, निदेशक - सदस्य
प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक - सदस्य
डॉ. (श्रीमती) वसंता भरुचा, निदेशक - सदस्य
श्री एस. वेंकटाचलम, निदेशक - सदस्य

बोर्ड की प्रौद्योगिकी समिति (टीसीबी) - 6 निदेशक

डॉ. अशोक झुनझुनवाला, समिति के अध्यक्ष
डॉ. (श्रीमती) वसंता भरुचा, निदेशक - सदस्य
डॉ. राजीव कुमार, निदेशक - सदस्य
श्री डी. सुंदरम, निदेशक - सदस्य
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी - सदस्य (पदेन)
श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) - सदस्य (पदेन)

बोर्ड की पारिश्रमिक समिति - 3 निदेशक

श्रीमती श्यामला गोपीनाथ, भारतीय रिजर्व बैंक की नामिती - सदस्य (पदेन)
डॉ. अशोक झुनझुनवाला, निदेशक - सदस्य
श्री एस. वेंकटाचलम, निदेशक - सदस्य

Committees of the Board as on 9th May 2009

Executive Committee of the Central Board (ECCB)

Chairman, Shri O.P. Bhatt
Managing Directors, Shri S.K. Bhattacharyya & Shri R. Sridharan
Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee), Smt. Shyamala Gopinath, and All or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held.

Audit Committee of the Board (ACB) – 6 directors

Shri Dileep C. Choksi, Director-Member-Chairman of the Committee
Shri S. Venkatachalam, Director – Member
Dr. Ashok Jhunjhunwala, Director – Member
Smt. Shyamala Gopinath, RBI Nominee – Member (Ex-officio)
Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio)
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-Officio)

Risk Management Committee of the Board (RMCB)–6 directors

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-Officio)
Dr. Ashok Jhunjhunwala, Director – Member
Shri Dileep C. Choksi, Director – Member
Dr. (Mrs.) Vasantha Bharucha, Director – Member
Dr. Rajiv Kumar, Director – Member

Shareholders'/Investors' Grievance Committee of the Board (SIGCB) – 5 directors

Dr. Deva Nand Balodhi, Director – Chairman of the Committee
Shri D. Sundaram, Director – Member
Prof. Md. Salahuddin Ansari, Director – Member
Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio)
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-officio)

Special Committee of the Board of Directors for Monitoring of Large Value Frauds – 7 directors

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-Officio)
Shri Dileep C. Choksi, Director – Member
Shri S. Venkatachalam, Director – Member
Dr. Deva Nand Balodhi, Director – Member
Prof. Md. Salahuddin Ansari, Director – Member
Shri D. Sundaram, Director – Member

Customer Service Committee of the Board (CSCB) – 6 directors

Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-officio)
Dr. Deva Nand Balodhi, Director – Member
Prof. Md. Salahuddin Ansari, Director – Member
Dr. (Mrs.) Vasantha Bharucha, Director – Member
Shri S. Venkatachalam, Director – Member

Technology Committee of the Board (TCB) – 6 directors

Dr. Ashok Jhunjhunwala, Chairman of the Committee
Dr. (Mrs.) Vasantha Bharucha, Director – Member
Dr. Rajiv Kumar, Director – Member
Shri D. Sundaram, Director – Member
Shri S.K. Bhattacharyya, MD & CCRO – Member (Ex-officio)
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-officio)

Remuneration Committee of the Board - 3 Directors

Smt. Shyamala Gopinath, RBI Nominee – Member (Ex-officio)
Dr. Ashok Jhunjhunwala, Director – Member
Shri S. Venkatachalam, Director – Member

स्थानीय बोर्डों के सदस्य

(9 मई 2009 को)

अहमदाबाद
श्री टी.सी.ए. रंगनाथन
मुख्य महाप्रबंधक (पदेन)

बंगलूर
श्रीमती महापारा अली
मुख्य महाप्रबंधक (पदेन)
श्रीमती एन.एस. रत्ना प्रभा
श्री एल. चंद्रशेखर
श्री आर. अशोक कुमार
श्री श्रीनिवास तिवारी

भोपाल
श्री डी.के. जैन
मुख्य महाप्रबंधक (पदेन)

भुवनेश्वर
श्री एम.एन. राव
मुख्य महाप्रबंधक (पदेन)
श्री मुरलीधर जेना

चंडीगढ़
श्री अजय स्वरूप
मुख्य महाप्रबंधक (पदेन)
श्री गुरजीत सिंह लीहाल
श्री त्रिलोकी नाथ सिंग्ला

चेन्नई
श्री जे. चंद्रशेखरन
मुख्य महाप्रबंधक (पदेन)
डॉ. अशोक झुनझुनवाला*
श्री एस. वनममलई
श्री पी. विश्वनाथन

हैदराबाद
श्री आर.के. शर्मा
मुख्य महाप्रबंधक (पदेन)
श्री चिन्ता वेंकट कृष्णा
श्री जलदु कोटेश्वर राव

कोलकाता
श्री जे.के. सिन्हा
मुख्य महाप्रबंधक (पदेन)
श्री शंकर कुमार सन्याल

लखनऊ
श्री शिव कुमार
मुख्य महाप्रबंधक (पदेन)
श्री मदन मोहन शुक्ला

मुंबई
श्री नारायणन राजा
मुख्य महाप्रबंधक (पदेन)
श्री दिलीप सी. चौकसी*
श्री एस. वेंकटाचलम*
श्री डी. सुंदरम*
श्री सैयद जावेद मुनीर हाश्मी

दिल्ली
श्री गौतम कांजीलाल
मुख्य महाप्रबंधक (पदेन)
डॉ. देवानंद बलोधी*
डॉ. (श्रीमती) वसंता भरुचा*
डॉ. राजीव कुमार*

उत्तर पूर्वी
श्री एस. विश्वनाथन
मुख्य महाप्रबंधक (पदेन)
सुश्री मीनाती सैकिया
डॉ. कल्याण कुमार गोगोई

पटना
श्री ए. कृष्णा कुमार
मुख्य महाप्रबंधक (पदेन)
प्रो. मोहम्मद सलाहुद्दीन अंसारी*

केरल
श्री निरंजन पारशा
मुख्य महाप्रबंधक (स्थानापन्न) (पदेन)
श्री सी. ए. बाबु अब्राहम कल्लिवायलिल
श्री टी.पी.एम. इब्राहिम खान

* भारतीय स्टेट बैंक अधिनियम की धारा 21 (1) (ख) के अनुसार स्थानीय बोर्डों पर नामित केंद्रीय बोर्ड के निदेशक।

Members of Local Boards

(As on 9th May 2009)

Ahmedabad
Shri T.C.A. Ranganathan
Chief General Manager (Ex-Officio)

Bangalore
Smt. Mahapara Ali
Chief General Manager (Ex-Officio)
Smt. N.S. Rathna Prabha
Shri L. Chandrashekar
Shri R. Ashok Kumar
Shri Srinivas Tiwari

Bhopal
Shri D.K. Jain
Chief General Manager (Ex-Officio)

Bhubaneswar
Shri M.N.Rao
Chief General Manager (Ex-Officio)
Shri Muralidhar Jena

Chandigarh
Shri Ajay Swaroop
Chief General Manager (Ex-Officio)
Shri Gurjit Singh Lehal
Shri Triloki Nath Singla

Chennai
Shri J. Chandrasekaran
Chief General Manager (Ex-Officio)
Dr. Ashok Jhunjhunwala*
Shri S. Vanamamalai
Shri P. Viswanathan

Hyderabad
Shri R.K. Sharma
Chief General Manager (Ex-Officio)
Shri Chinta Venkat Krishna
Shri Jaldu Koteswara Rao

Kolkata
Shri J.K. Sinha
Chief General Manager (Ex-Officio)
Shri Sankar Kumar Sanyal

Lucknow
Shri Shiva Kumar
Chief General Manager (Ex-Officio)
Shri Madan Mohan Shukla

Mumbai
Shri Narayanan Raja
Chief General Manager (Ex-Officio)
Shri Dileep C. Choksi*
Shri S. Venkatachalam*
Shri D. Sundaram*
Shri Syed Javed Munir Hashmi

Delhi
Shri Gautam Kanjilal
Chief General Manager (Ex-Officio)
Dr. Deva Nand Balodhi*
Dr. (Mrs.) Vasantha Bharucha*
Dr. Rajiv Kumar*

North Eastern
Shri S. Vishvanathan
Chief General Manager (Ex-Officio)
Ms. Minati Saikia
Dr. Kalyan Kumar Gogoi

Patna
Shri A. Krishna Kumar
Chief General Manager (Ex-Officio)
Prof. Md. Salahuddin Ansari*

Kerala
Shri Niranjan Parsha
Chief General Manager (Officiating) (Ex-Officio)
Shri C.A. Babu Abraham Kallivayalil
Shri T.P.M. Ibrahim Khan

* Directors on the Central Board nominated on the Local Boards as per Section 21(1)(b) of SBI Act.

केंद्रीय प्रबंधन समिति के सदस्य

(9 मई 2009 को)

श्री ओ.पी. भट्ट
अध्यक्ष

श्री एस.के. भट्टाचार्य
प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी

श्री आर. श्रीधरन
प्रबंध निदेशक एवं समूह कार्यपालक
(सहयोगी एवं अनुषंगी)

श्री सी. नरसिम्हन
उप प्रबंध निदेशक एवं समूह कार्यपालक
(ग्लोबल मार्केटस्)

श्री अभिजीत दत्ता
उप प्रबंध निदेशक एवं
समूह कार्यपालक
(मध्य कारपोरेट)

श्री अनुप बनर्जी
उप प्रबंध निदेशक एवं समूह कार्यपालक
(ग्रामीण व्यवसाय)

श्री अशोक मुकंद
उप प्रबंध निदेशक एवं
मुख्य वित्त अधिकारी

श्री एच.जी. कान्ट्रेक्टर
उप प्रबंध निदेशक एवं
समूह कार्यपालक
(कारपोरेट बैंकिंग)

श्री आर.पी. सिन्हा
उप प्रबंध निदेशक
(सूचना प्रौद्योगिकी)

श्री प्रतीप सी. चौधरी
उप प्रबंध निदेशक एवं समूह कार्यपालक
(अन्तरराष्ट्रीय बैंकिंग)

Members of Central Management Committee

(As on 9th May 2009)

Shri O.P. Bhatt
Chairman

Shri S.K. Bhattacharyya
Managing Director & Chief Credit & Risk Officer

Shri R. Sridharan
Managing Director & Group Executive
(Associates & Subsidiaries)

Shri C. Narasimhan
Deputy Managing Director & Group Executive
(Global Markets)

Shri Abhijit Datta
Deputy Managing Director & Group Executive
(Mid Corporate)

Shri Anup Banerji
Deputy Managing Director & Group Executive
(Rural Business)

Shri Ashok Mukand
Deputy Managing Director &
Chief Financial Officer

Shri H.G. Contractor
Deputy Managing Director & Group Executive
(Corporate Banking)

Shri R.P. Sinha
Deputy Managing Director
(Information Technology)

Shri Pratip C. Chaudhuri
Deputy Managing Director & Group Executive
(International Banking)

बैंक के लेखा-परीक्षक
The Bank's Auditors

मेसर्स डी.पी. सेन एण्ड कंपनी, कोलकाता,
M/s D.P. Sen & Co., Kolkata,

मेसर्स जी.एम. कपाडिया एण्ड कंपनी, मुंबई,
M/s G.M. Kapadia & Co., Mumbai,

मेसर्स आर.जी.एन. प्राइस एण्ड कंपनी, चेन्नई,
M/s R.G.N. Price & Co., Chennai,

मेसर्स एस.के. मित्तल एण्ड कंपनी, नई दिल्ली,
M/s S.K. Mittal & Co., New Delhi,

मेसर्स वर्धमान एण्ड कंपनी, चेन्नई,
M/s Vardhaman & Co., Chennai,

मेसर्स वी.के. जिन्दल एण्ड कंपनी, रांची,
M/s V.K. Jindal & Co., Ranchi,

मेसर्स जैन कपिला एसोसिएट्स, नई दिल्ली,
M/s Jain Kapila Associates, New Delhi,

मेसर्स ए.के. साबत एण्ड कंपनी, भुवनेश्वर,
M/s A.K. Sabat & Co., Bhubaneswar,

मेसर्स दत्ता सिंग्ला एण्ड कंपनी, चंडीगढ़,
M/s Datta Singla & Co., Chandigarh,

मेसर्स दत्ता सरकार एण्ड कंपनी, कोलकाता,
M/s Dutta Sarkar & Co., Kolkata,

मेसर्स गुप्ता एण्ड शाह, कानपुर,
M/s Gupta & Shah, Kanpur,

मेसर्स गुहा नंदी एण्ड कंपनी, कोलकाता,
M/s Guha Nandi & Co., Kolkata,

मेसर्स ए.आर. विश्वनाथन एण्ड कंपनी, बंगलूर,
M/s A.R. Viswanathan & Co., Bangalore,

मेसर्स चौकसी एण्ड चौकसी, मुंबई,
M/s Chokshi & Chokshi, Mumbai,

उल्लेखनीय तथ्य
Highlights

वर्ष के लिए **FOR THE YEAR**	**2007-08**	**2008-09**	परिवर्तन प्रतिशत में **% change**
कुल आय (करोड़ रुपए) Total Income (Rs. crores)	57,645	76,479	32.67
कुल व्यय (करोड़ रुपए) Total Expenditure (Rs. crores)	44,538	58,564	31.49
निवल लाभ (करोड़ रुपए) Net Profit (Rs. crores)	6,729	9,121	35.55
प्रति शेयर अर्जन (रुपए) (मूल) Earnings per Share (Rs.) (Basic)	126.62	143.77	13.54
औसत परिसंपत्तियों पर आय (%) Return on Average Assets (%)	1.01	1.04	2.97
ईक्विटी पर आय (%) Return on Equity (%)	17.82	15.73	(-) 11.73
प्रति कर्मचारी लाभ (रुपए हजार) Profit per Employee (Rs. thousands)	372.57	473.77	27.16

वर्ष की समाप्ति पर **AT THE END OF**	मार्च **March** **2008**	मार्च **March** **2009**	परिवर्तन प्रतिशत में **% change**
संदत्त पूंजी और आरक्षितियां एवं अधिशेष (करोड़ रुपए) Paid-up Capital and Reserves & Surplus (Rs. crores)	49,033	57,948	18.18
जमाराशियाँ (करोड़ रुपए) Deposits (Rs. crores)	5,37,404	7,42,073	38.08
अग्रिम (करोड़ रुपए) Advances (Rs. crores)	4,16,768	5,42,503	30.17
देश स्थित शाखाओं की संख्या Number of Domestic Branches	10,186	11,448	12.39
विदेश स्थित शाखाओं/कार्यालयों की संख्या Number of Foreign Branches/Offices	84	92	9.52
पूंजी पर्याप्तता अनुपात (%) बेसल-II Capital Adequacy Ratio (%) (Basel-II)	12.64	14.25	12.74
निवल अनर्जक परिसंपत्तियाँ (%) Net NPA (%)	1.78	1.76	(-) 1.12

अध्यक्ष की कलम से



जमाराशियाँ एवं अग्रिम (भा.स्टे.बैं.)
Deposits and Advances (SBI)
(रु. करोड़ Rs. Crore)
800000
750000
700000
650000
600000
550000
500000
450000
400000
350000
300000
250000
200000
150000
100000
50000
0
435521
337336
537404
416768
742073
542503
2006-07
2007-08
2008-09
जमाराशियाँ Deposits
अग्रिम Advances

प्रिय शेयरधारको,

मैं आपके बैंक की वर्ष 2008-09 की वार्षिक रिपोर्ट प्रस्तुत करते हुए गौरवान्वित अनुभव कर रहा हूँ। मैं आपके बैंक की इस वर्ष की कुछ महत्वपूर्ण उपलब्धियों और प्रयासों से भी आपको अवगत कराना चाहूँगा।

वर्ष के दौरान, भारत विश्व में सबसे तेज गति से विकसित हो रही अर्थव्यवस्थाओं में लगातार दूसरे स्थान पर बना रहा। ऐसा घरेलू मांग के बड़े पैमाने पर बढ़ने, विशेषकर ग्रामीण भारत में, सरकारी निवेश, वित्तीय सेवा क्षेत्र में स्थिरता, मुद्रास्फीति की दर में गिरावट और अनेक मोर्चों पर शीघ्रता से किए गए समन्वित नीतिगत उपायों के कारण संभव हुआ। हालांकि वर्ष के दौरान विश्व का आर्थिक परिदृश्य सर्वाधिक चुनौतीपूर्ण रहा। इसका कुछ प्रभाव वर्तमान वर्ष में भी दिखाई देगा, पर आज के वैश्वीकरण के दौर के बावजूद भारत पर इसका बहुत ज्यादा असर नहीं होगा। अलबत्ता इससे औद्योगिक उत्पादन, जीडीपी विकास दर और निर्यात अवश्य कुछ प्रभावित हुए हैं।

हमारा मानना है कि बृहत्तर आर्थिक क्षेत्र का सबसे बुरा दौर गुजर गया है। भारतीय अर्थव्यवस्था में सुधार के संकेत दिखाई देने लगे हैं। सीमेंट, स्टील, परिवहन, दूरसंचार, बैंकिंग और उपभोक्ता वस्तु जैसे क्षेत्रों में विकास की प्रवृत्ति लौट रही है। ग्रामीण क्षेत्रों में बढ़ती मांग का विगत वर्ष में अर्थव्यवस्था के विकास में मुख्य योगदान रहा था। वर्तमान वर्ष में भी विकास दर बढ़ाने में इसकी भूमिका रहने की संभावना है। केंद्र में एक नई, स्थिर सरकार बन जाने से जीडीपी की विकास दर 2009-10 में 7% से ऊपर रहने की उम्मीद है।

विश्व और देश दोनों में आर्थिक गतिविधियों के धीमी रहने के बावजूद आपके बैंक का प्रदर्शन बेहतरीन रहा। कुल व्यवसाय में रु. 3,30,404 करोड़ की उत्साहवर्धक वृद्धि, लाभ में शानदार बढ़ोतरी के साथ-साथ एनपीए कम करने में भी हमारे प्रयास सफल रहे। आपका बैंक वित्त वर्ष 2009 में भी निरंतर विकास के पथ पर अग्रसर है। बैंक ने इस वर्ष अपने शाखा विस्तार कार्यक्रम के अंतर्गत 807 नई शाखाएँ खोलीं जिनमें से अधिकांश (481) ग्रामीण और अर्ध शहरी क्षेत्रों में थीं। बैंक ने अपने एटीएम नेटवर्क का भी विस्तार

From the Chairman's Desk



Dear Shareholders,

I consider it an honour to place before you, your Bank's Annual Report for the year 2008-09. I would also like to share with you some of the significant achievements and initiatives undertaken by your Bank during the year.

During the year, India continued to remain the second fastest growing economy in the world, because of large domestic demand, especially from rural India, Govt. investments, a stable financial services sector, fall in inflation and prompt coordinated policy action on multiple fronts. This is despite the fact that the scenario of global economy during the year gone by was one of the most challenging. Its effects are not going to be completely wiped out even in the current year. Its impact on India, however notwithstanding today's globalised world, has not been very severe, though it did somewhat affect industrial production, GDP growth and exports.

On the macro-economic front, we believe that the worst is over. The Indian economy is showing signs of revival with growth reviving across sectors like cement, steel, auto, telecom, banking and FMCG. Further, demand from the rural sector which was the mainstay of the economy last year is expected to continue to propel growth in the current year. With a new, stable Government in place, our expectation for the GDP growth in 2009-10 is in excess of 7%.

Even in this slowdown, both global and domestic, your Bank has turned in a brilliant performance with a splendid growth of Rs. 3,30,404 crores in total business, impressive rise in profits and containment of NPAs. At the same time, your Bank continued to be on the growth trajectory during FY-09 in respect of branch expansion with as many as 807 new branches being opened,

किया। वित्त वर्ष 2009 के अंत तक इसमें 44% की जबरदस्त बढ़ोतरी दर्ज की गई जिससे इसके एटीएमों की संख्या 8581 पर पहुंच गई। वर्ष के दौरान आपके बैंक की एक और बड़ी उपलब्धि यह रही कि बैंक की सभी 11448 शाखाओं को कोर बैंकिंग से जोड़ दिया गया। बैंक का कोर बैंकिंग नेटवर्क विश्व के सबसे बड़े नेटवर्कों में अग्रणी है जो एक बहुत बड़ी उपलब्धि है। वर्ष की एक अन्य महत्वपूर्ण घटना रही - आपके बैंक द्वारा अपने पूर्ण स्वामित्व वाले सहयोगी स्टेट बैंक आफ सौराष्ट्र का अभिग्रहण।

आपको यह जानकर प्रसन्नता होगी कि आपके बैंक ने अपने निवल लाभ में 35.55% की जबरदस्त वृद्धि दिखाई है। वित्त वर्ष 2009 में बैंक ने रु. 9,121 करोड़ का लाभ अर्जित किया जो वित्त वर्ष 2008 के रु. 6,729 करोड़ की तुलना में अच्छा खासा है। परिचालन लाभ में भी वित्त वर्ष 2009 में 36.68% की खासी वृद्धि दर्ज की गई और यह रु. 17,915 करोड़ पर पहुँच गया। ऐसा वित्त वर्ष 2009 में निवल ब्याज आय के 22.63% की उत्साहजनक वृद्धि के साथ रु. 20,873 करोड़ हो जाने के कारण हुआ। निवल ब्याज आय में यह बढ़ोतरी अग्रिमों की वृद्धि दर और प्रतिलाभ बढ़ने से हुई। इसमें अन्य आय का भी योगदान रहा जो 45.96% बढ़कर रु.12,691 करोड़ पर पहुँच गई।

वित्त वर्ष 2009 में आर्थिक विकास दर के धीमे रहने के संकेतों के बावजूद आपके बैंक ने ब्याज आय में 30.31% के साथ साथ शुल्क आधारित प्रमुख आय में भी 28.7% की उल्लेखनीय वृद्धि दर्ज की। हालाँकि परिचालन खर्च में वर्ष के दौरान पेंशन और वेतन संशोधन तथा अतिरिक्त स्टाफ की भर्ती के लिए अधिक प्रावधान किए जाने के कारण स्टाफ लागत बढ़ने से 24.11% की बढ़ोतरी हुई, पर आय की तुलना में खर्च के अनुपात में काफी कमी (2.41%) लाई गई जो वित्त वर्ष 2008 के 49.03% के स्तर से कम होकर वित्त वर्ष 2009 में 46.62% पर आ गया। ब्याज स्प्रेडों पर दबाव और कड़ी प्रतिस्पर्धा के बावजूद आपके बैंक का निवल ब्याज मार्जिन वित्त वर्ष 2009 में 2.93% रह सकता है।

वर्ष 2008-09 के दौरान आपके बैंक में सभी व्यवसाय / बाजार खंडों में शानदार वृद्धि देखी गई। इस वर्ष की खास बात यह रही कि बैंक के अग्रिमों और जमाराशियों दोंनों की वृद्धि दर ऊंची रही और यह उद्योग के औसत से भी ऊपर चली गई। इस कारण इनके बाजार अंश में भी अच्छी वृद्धि हुई।

आपके बैंक की जमाराशियों में वर्ष 2008-09 में 38.08% की बढ़ोतरी हुई जो अन्य अनुसूचित वाणिज्यिक बैंकों की वृद्धि दर 16.55% से काफी अधिक है। इस कारण मार्च 2009 में जमाराशियों में बैंक का बाजार अंश 2.31% के स्तर से जबरदस्त वृद्धि के साथ 17.72% पर पहुंच गया। कम लागत वाली चालू खाता - बचत खाता (कासा) जमाराशियों पर लगातार ध्यान देने के कारण वर्ष के दौरान इनकी वृद्धि दर 23% रही। मांग जमाराशियों में भी आपके बैंक का बाजार अंश 3.67% के स्तर से अत्यधिक बढ़कर 17.53% हो गया। थोक जमाराशियों पर निर्भरता कम करने की अपनी रणनीति के अंतर्गत आपके बैंक द्वारा कुल जमाराशियों में थोक जमाराशियों का प्रतिशत वित्त वर्ष 2008 के 14.13% के स्तर से घटाकर 10.81% पर लाया गया।

इसी तरह, बैंक के अग्रिमों में रु. 1,25,735 करोड़ (30.17%) की जबरदस्त बढ़ोतरी देखी गई। अग्रिमों में 30.17% की यह वृद्धि अन्य अनुसूचित वाणिज्यिक बैंकों की 16.13% वृद्धि दर की तुलना में काफी अधिक है, इससे वर्ष के अंत तक अग्रिमों में बैंक का बाजार

a majority of which (481) were in rural and semi-urban areas. The Bank also increased its ATM network by an impressive 44% to 8581 by the end of FY-09. Another important milestone achieved by your Bank during the year was the extension of coverage under the Core Banking Platform to cover all its 11448 Branches. This is one of the largest core banking networks in the world and growing, and is no small achievement. Another significant event during the year was acquisition of State Bank of Saurashtra, a wholly owned Associate of your Bank, by your Bank.

You will be happy to note that your Bank showed an impressive growth of 35.55% in Net Profit from Rs.6,729 crores in FY-08 to Rs. 9,121 crores in FY-09. Operating Profits too posted a smart growth of 36.68% to Rs. 17,915 crores in FY-09 on the back of a healthy increase of 22.63% in Net Interest income to Rs.20,873 crores in FY-09, driven by growth in advances and increase in yields as also an increase of 45.96% to Rs.12,691 crores in other income.

Notwithstanding the economic slow down evidenced in the FY-09, your Bank registered an impressive increase in interest income which rose by 30.31% as also a significant increase in core fee income which showed a growth of 28.7%. Even though operating expenses rose by 24.11%, attributable primarily to increase in staff costs on account of additional provisions for pension and wage revision and recruitment of additional staff during the year; cost to income ratio was brought down significantly (2.41%) from 49.03% in FY-08 to 46.62% in FY-09. Despite pressure on interest spreads and intense competition, your Bank could still record a Net Interest margin (NIM) of 2.93% in FY-09.

During the year 2008-09, your Bank saw excellent growth in all businesses/market segments in which it operates. A significant feature during the year was your Bank's high growth in both Advances and Deposits which exceeded the industry average, leading to a significant increase in its market share.

Deposits of your Bank grew by 38.08% in 2008-09 against Other Scheduled Commercial Banks (OSCB) growth of 16.55%, leading to a spurt in its market share in deposits by 2.31% to 17.72% by March 2009. With continued focus on low cost CASA deposits which registered a growth of 23% during the year, your Bank's market share in demand deposits also rose sharply by 3.67% to 17.53%. As a part of strategy, your Bank reduced its reliance on bulk deposits as a percentage of total deposits to 10.81% from 14.13% in FY-08.

Similarly, the Bank's advances portfolio witnessed a robust growth (30.17%) of Rs.1,25,735 crores. This growth of 30.17% in advances as against OSCB growth of 16.13% pushed up your Bank's market

अंश 0.83% बढ़कर 16.03% हो गया। अग्रिमों में यह वृद्धि प्रत्येक व्यवसाय खंड में देखी गई (बड़े अग्रिम - 47%, मध्य कारपोरेट अग्रिम - 23%, एसएमई अग्रिम - 20%, रिटेल अग्रिम - 18%, कृषि अग्रिम - 19%, अंतरराष्ट्रीय अग्रिम - 54%), जिससे अग्रिमों में सर्वांगीण वृद्धि हुई। खुदरा ऋण लगातार आकर्षण का केंद्र बने हुए हैं। वर्ष के दौरान शिक्षा ऋणों में (50%), वाहन ऋणों में (36%) और आवास ऋणों में (21%) वृद्धि हुई। इससे गृह ऋणों में बाजार अंश को 17.48% से बढ़ाकर 19.74% और नए वाहनों के लिए दिए जाने वाले ऋणों में बाजार अंश को 10% से बढ़ाकर 12% करने में मदद मिली। लघु एवं मध्यम उद्यमों को समय पर सहायता उपलब्ध कराने विशेषकर अर्थव्यवस्था के धीमी होने के कारण निर्यात - आवश्यकताओं को देखते हुए आपके बैंक द्वारा दो नई योजनाएं - एसएमई केयर और एसएमई हेल्प खास तौर पर प्रभावित लघु एवं मध्यम उद्यमों के लिए शुरू की गई। इन योजनाओं के अंतर्गत आसान शर्तों पर और 8% की रियायती ब्याज दर पर वित्त उपलब्ध कराया गया।

कृषि खंड के लिए अग्रिम उपलब्ध कराने में आपके बैंक का प्रदर्शन लगातार दूसरी बार भारतीय रिज़र्व बैंक के न्यूनतम निर्धारित लक्ष्य 18% से अधिक रहा। नए ऋणों के संवितरण और नए किसानों को वित्तपोषण के मामले में भी बैंक का निष्पादन भारत सरकार द्वारा निर्धारित लक्ष्यों से ऊपर रहा। **'हर भारतीय का बैंक'** बनने की अपनी महत्वाकांक्षी योजना के अंतर्गत आपके बैंक ने ग्राहक सेवा केंद्रों/व्यवसाय प्रतिनिधियों/व्यवसाय सहयोगियों की संख्या बढ़ाकर 17,979 कर दी है और यह पूर्ववर्ती बिना बैंक की सुविधा वाले 52,782 गांवों में इस समय अपनी सेवाएँ प्रदान कर रहा है और चालू वर्ष में बिना बैंक की सुविधा वाले 50,000 अतिरिक्त गांवों को शामिल करने की योजना है। आपका बैंक नवीनतम और सर्वोत्तम प्रौद्योगिकी का उपयोग कर संपूर्ण वित्तीय समावेशन के लक्ष्य की प्राप्ति करने के लिए कृतसंकल्प है। वर्ष 2008-09 के अंत तक ग्राहक की बायोमीट्रिक पहचान पर आधारित 23.61 लाख स्मार्ट कार्ड जारी किए गए।

अंतर्राष्ट्रीय स्तर पर भी आपका बैंक वैश्विक गिरावट के बावजूद 17.7% (अमरीकी डॉलर में), अर्थात् 17.07 बिलियन यूएस डॉलर की उल्लेखनीय वृद्धि दर्ज करने में सफल रहा और बैंक उच्च संभावना वाले देशों में भारत संबद्ध व्यवसाय अर्जित करने की अपनी रणनीति पर लगातार ध्यान केंद्रित करता रहा। वर्ष के दौरान मॉरीशस स्थित बैंक की अनुषंगियों में से दो का विलय कर एसबीआइ (मॉरीशस) लिमिटेड नामक एक नई कंपनी का गठन किया गया, जबकि आपके बैंक ने अपनी अनुषंगियों एवं संयुक्त उद्यमों के साथ सिंगापुर में पूर्णस्तरीय रीटेल परिचालनों सहित विदेशों में 9 नए कार्यालय खोले। इससे विदेश स्थित कार्यालयों की संख्या बढ़कर 92 हो गई है, जो 32 देशों में फैले हैं। वैश्विक बाजार में अनिश्चितता की स्थिति के बीच आपके बैंक के विदेश स्थित कार्यालयों में नकदी की स्थिति सुविधाजनक रही और आपका बैंक मीडियम टर्म नोट्स कार्यक्रम तथा द्विपक्षीय ऋणों के तहत 686 मिलियन अमरीकी डॉलर की राशि जुटा पाया।

एनपीए को नियंत्रित करना वर्ष 2008-09 के दौरान आपके बैंक के निष्पादन की एक और महत्वपूर्ण उपलब्धि रही। सकल एनपीए वित्त वर्ष 2008 के 3.04 प्रतिशत के स्तर से घटकर वित्त वर्ष 2009 में 2.84 प्रतिशत के स्तर पर आ गए, जबकि निवल एनपीए का स्तर वित्त वर्ष 2008 के 1.78 प्रतिशत के मुकाबले 1.76 प्रतिशत पर

share in advances by 0.83 % to 16.03% by the year end. The growth in advances was well rounded with every Segment (Large advances – 47%, Mid Corporate advances – 23%, SME advances – 20%, Retail advances – 18%, Agri. advances – 19%, International advances – 54%), contributing to the overall growth in advances. Retail lending continued to occupy centre stage with a growth in Education Loans (50%), Auto Loans (36%) and Housing Loans (21%) during the year. This also helped improve market share from 17.48% to 19.74% in respect of Home Loans and from 10% to 12% in respect of Auto Loans for new vehicles. To offer timely help to SMEs, which were reeling under the impact of slow down in the economy particularly exports, your Bank launched two new schemes – SME CARE and SME HELP – offering the affected SMEs, finance on liberalised terms at a concessional rate of interest of 8%.

In advances to the Agriculture segment, your Bank continued to be above the 18% benchmark stipulated by RBI for the second time consecutively. It also surpassed the targets set by the Govt. of India in respect of credit flow by way of fresh disbursements as also the number of new farmers financed. In pursuit of its desire to be the **"Banker to every Indian"**, your Bank has gone in for aggressive expansion in the number of Customer Service Points/ BCs/BFs to 17,979 which now cater to 52,782 previously un-banked villages, with plans to cover additional 50,000 un-banked villages in the current year. Your Bank is firm in its resolve to achieve total financial inclusion through the use of the latest and best technology. As at the end of 2008-09, as many as 23.61 lakh Smart Cards, which work on biometric validation of the customers, had been issued.

In the international arena too, your Bank, despite the global meltdown, achieved a significant growth of 17.7% (in USD terms) in credit to USD 17.07 billion and continued to focus on its core strategy of capturing India related business in high potential countries. While two of the Bank's subsidiaries in Mauritius were merged during the year to create a new entity called SBI (Mauritius) Ltd., your Bank along with its subsidiaries and Joint Ventures abroad opened 9 new offices, including full-fledged retail operations in Singapore, taking the total network of overseas offices to 92 spread over 32 countries. Amidst turmoil in global markets, your Bank's foreign offices maintained a comfortable liquidity position and could raise US $ 686 million under Bank's Medium Term Notes (MTNs) programme and bilateral loans.

Another noteworthy feature of your Bank's performance during the year 2008-09 has been in the area of controlling NPAs. While Gross NPAs declined marginally to 2.84% in FY-09 from 3.04% in FY-08, Net NPA level too was practically stable at 1.76% as against

रहा जिसे स्थिर ही कहा जाएगा। इसी प्रकार, बेसल-II के निर्धारित मानदंडों के अनुसार आपके बैंक का पूँजी पर्याप्तता अनुपात वित्त वर्ष 2009 में बढ़कर 14.25 प्रतिशत के स्तर पर आ गया। यह अनुपात जहां एक ओर विश्वभर के विनियामकों की अपेक्षाओं की पूर्ति करने के लिए पर्याप्त है, वहीं विश्व के सर्वोत्तम बैंकों के अनुपात के भी समतुल्य है।

आपको यह जानकर प्रसन्नता होगी कि वित्त वर्ष 2009 के दौरान आपके बैंक के सहयोगियों का निष्पादन भी उल्लेखनीय रहा। उनके निवल लाभ में 24.7 प्रतिशत की वृद्धि हुई और यह रु. 2774 करोड़ रहा तथा कुल आस्तियों में 18.95 प्रतिशत की वृद्धि हुई। वित्तीय सेवाओं के क्षेत्र में अपनी स्थिति/श्रेणी को मजबूत कर गैर-बैंकिंग अनुषंगियों का प्रदर्शन भी अच्छा रहा।

आपके बैंक ने पिछले दो वर्षों में नए व्यवसाय के लिए अनेक प्रकार के प्रयास किए, जिनका लाभ अब मिलने लगा है। वर्ष 2008-09 के दौरान आपके बैंक के पूर्ण स्वामित्व वाली अनुषंगी एसबीआई पेंशन फंड प्राइवेट लिमिटेड ने नई पेंशन व्यवस्था के अंतर्गत पेंशन निधियों के प्रबंधन का कार्य शुरू कर दिया। अभिरक्षा सेवा व्यवसाय करने के लिए सोसाइटी जनरल सिक्युरिटीस सर्विसेस के साथ गठित संयुक्त उद्‌यम के वर्ष 2009-10 की दूसरी तिमाही में कारोबार शुरू करने की संभावना है। इसी तरह साधारण बीमा व्यवसाय करने के लिए आपके बैंक द्वारा इंश्योरेंस आस्ट्रेलिया ग्रुप के साथ नवंबर 2008 में गठित एक अन्य संयुक्त उद्‌यम के भी वर्ष 2009-10 की अंतिम तिमाही में कारोबार शुरू करने की संभावना है।

आपका बैंक आस्ट्रेलिया के मैकवारी कैपिटल ग्रुप तथा आइएफसी, वाशिंगटन के साथ 3 बिलियन अमरीकी डॉलर के प्राइवेट ईक्विटी फंड की स्थापना के लिए सभी नियामकों से अनुमोदन प्राप्त कर चुका है। इस फंड का निवेश प्रारंभ में भारत की इन्फ्रास्ट्रक्चर आस्तियों में किया जाएगा। मध्य पूर्व देशों के साथ कुछ अन्य फंडों की स्थापना का कार्य कई स्तरों पर चल रहा है। आपका बैंक मोबाइल बैंकिंग तथा भुगतान समाधान व्यवसाय के समेकन के क्षेत्र में नई पहलों पर कार्य कर रहा है जिससे परिचालनों को दक्ष, किफायती तथा दोहराव रहित बनाया जा सके।

हमेशा की तरह ग्राहक-सेवा और ग्राहक संतुष्टि हमारे प्रयासों में सर्वोपरि रही। इस दिशा में आपके बैंक ने 1 जुलाई 2008 को अपने नए विज़न, मिशन और मूल्य कथन जारी किए, जो बैंक के स्टाफ-सदस्यों के विचारों पर आधारित हैं। विज़न कथन - **''मेरा भारतीय स्टेट बैंक, मेरा ग्राहक सर्वोपरि, मेरा SBI : ग्राहक-संतुष्टि में प्रथम''** - बैंक की ग्राहक के प्रति प्रतिबद्धता का परिचायक है तथा यह आपके बैंक की भावी योजनाओं, गतिविधियों एवं कार्यनीतियों में मार्गदर्शक होगा। वर्ष के दौरान हमारा बैंक-व्यापी संवाद कार्यक्रम **''परिवर्तन''** हमारे सभी सहयोगी बैंकों के साथ-साथ आपके बैंक के 44,000 अधीनस्थ कर्मचारियों के लिए भी आयोजित किया गया। अगले दो वर्षों में **''सिटीजन एसबीआई''** नामक एक नया कार्यक्रम शुरू करना प्रस्तावित है, जिसमें मानव संसाधन के जरिए संगठन में बहुस्तरीय अभिवृत्तिपरक परिवर्तन एवं रूपांतरण की संकल्पना की गई है। आपके बैंक ने अपने ग्राहकों को सप्ताह में 24X7 आधार पर उत्पादों एवं खातों की जानकारी देने के लिए एक टोल फ्री नंबर वाला संपर्क केंद्र भी खोला है।

1.78% in FY-08. Similarly, your Bank's Capital Adequacy Ratio (CAR) in terms of prescriptions of BASEL-II increased to 14.25% in FY-09. This healthy ratio not only meets the requirements of the regulators worldwide but is also comparable to the best banks globally.

You will be happy to know that the performance of the Associates of your Bank during FY-09 has also been noteworthy with an increase of 24.7% in net profit to Rs.2774 crores and 18.95% in total assets. The non-banking subsidiaries, too, put up a good show with consolidation of their position/ranking in their space in the financial services arena.

Your Bank embarked on several new business initiatives during the last two years which have started bearing fruit. During the year 2008-09, your Bank's wholly owned subsidiary – SBI Pension Fund Pvt. Ltd. – started functioning to manage pension funds under New Pension System (NPS). A Joint Venture formed with Societe Generale Securities Services for undertaking custodial services business is likely to commence business during the second quarter of 2009-10. Similarly, another Joint Venture with Insurance Australia Group (IAG) established by your Bank in November 2008 to undertake business of General Insurance is likely to commence business in the last quarter of 2009-10.

Your Bank has already received all regulatory approvals for establishing a US $ 3 Billion Private Equity Fund jointly with Macquarie Capital Group of Australia and IFC, Washington. The Fund will be investing primarily in infrastructure assets in India. Some other funds with Middle East countries are also in various stages of being set up. Your Bank is also working on new initiatives in the area of Mobile Banking as also consolidation of Payment Solutions business to achieve efficiency in operations, reduce costs and avoid duplication of efforts.

As always, customer service and customer satisfaction remains at the core of our efforts. In this direction, your Bank unveiled on the 1st July 2008, its new Vision, Mission and Values statements, which were based on views of the Bank's staff. The vision statement – **My SBI, My Customer First, My SBI: First in Customer Satisfaction** – vividly describes its customer centric focus and shall be the guiding principle for your Bank's plans, activities and strategies in future. Our mass international communication programme **"Parivartan"** was extended during the year to cover all Associate Banks as also 44,000 subordinate staff of your Bank. A new programme named **"Citizen SBI"**, which envisages deep routed multilevel attitudinal change and transformation in the organization through waves of HR intervention, is proposed to be rolled over in next two years. Your Bank also opened a contact centre for providing to customers on a toll free number, information on products and account enquiries on 24x7 basis.

वित्त वर्ष 2009 के दौरान आपके बैंक ने 33,703 स्टाफ की भर्ती की, जो विश्व में बैंकिंग क्षेत्र में अब तक की सबसे बड़ी भर्ती है। इससे आपका बैंक विपणन पर अधिक ध्यान देने, दक्ष ग्राहक-सेवा प्रदान करने और अपने स्टाफ में कम आयु वाले सदस्यों की संख्या बढ़ाने जैसे उपाय लागू कर पाएगा।

मुझे यह बताते हुए प्रसन्नता हो रही है कि आपके बैंक के निदेशक बोर्ड ने 31 मार्च 2009 को समाप्त वर्ष के लिए 290 प्रतिशत लाभांश घोषित किया है।

यह स्वाभाविक ही है कि आपके बैंक द्वारा किए गए प्रयासों एवं पहलों की समाज ने सराहना की। वर्ष के दौरान कई पुरस्कार प्राप्त करना आपके बैंक के लिए गर्व का विषय है। बैंक को प्राप्त इन पुरस्कारों में **'बैंकर' पत्रिका का ''बैंक ऑफ द इयर 2008 - इंडिया''** पुरस्कार, केपीएमजी का ''मोस्ट एडमाइर्ड इन्फ्रास्ट्रक्चर फाइनैंशियर'' पुरस्कार, डन एंड ब्राडस्ट्रीट का ''टॉप पब्लिक सेक्टर बैंक अंडर एसएमई फाइनैंसिंग'', एशिया मनी द्वारा अध्यक्ष को दिया गया ''बेस्ट एक्जिक्यूटिव'' पुरस्कार उल्लेखनीय हैं। ''फॉर्चून'' 500 ग्लोबल सूची, ''फोर्ब्स'' की विश्व की 2000 सबसे बड़ी कंपनियों की सूची, ''बैंकर'' पत्रिका की विश्व के शीर्ष 1000 बैंकों की सूची, ब्रांड फाइनैंस-ग्लोबल 500 फाइनैंशिएल ब्रांड रिकग्निशन आदि में आपके बैंक ने अपनी रैंकिंग में सुधार किया है।

आज विश्व के तेजी से विकसित हो रहे देशों में भारत अग्रणी है और वह आने वाले वर्षों में वैश्विक अर्थव्यवस्था में एक व्यापक भूमिका निभाने वाला है। आपका बैंक इसे एक अवसर और चुनौती के रूप में देखता है। मैं आपको आश्वस्त करना चाहता हूँ कि आपका बैंक इस अवसर का लाभ उठाने के लिए प्रयास करेगा और भविष्य में विकास का एक नया सिलसिला शुरू करेगा।

हार्दिक शुभकामनाओं के साथ,

आपका,

(ओम प्रकाश भट्ट)

Your Bank recruited 33,703 staff during FY-09 which was the largest such recruitment exercise in the banking sector anywhere in the world. This will help your Bank to maintain its marketing thrust, extend efficient customer service and reduce the age profile of its staff.

I am happy to announce that the Board of Directors of your Bank declared a dividend of 290% for the year ended 31st March 2009.

It is but natural that the efforts and initiatives undertaken by your Bank are recognized by Society. Your Bank was the proud recipient of many recognitions/awards during the year, the notable among them being **"Bank of the Year 2008 – India" – by the Banker Magazine**, "Most Admired Infrastructure Financier" Award by KPMG, "Top Public Sector Bank under SME Financing" by Dun and Bradstreet and "Best Executive" Award to the Chairman by Asia Money. Your Bank also improved its ranking in "Fortune" 500 Global List, "Forbes" list of 2000 largest companies in the world, "Banker" list of top 1000 world banks, Brand Finance – Global 500 Financial Brand recognition, to name a few.

Today, India remains among the fastest growing countries of the world and is poised to play a greater role in the global economy in the year to come. Your Bank sees this as an opportunity and a challenge. I wish to assure you that your Bank will try to capitalize on this and blaze a new trail of growth in future.

With warm regards,

Yours sincerely,

(OM PRAKASH BHATT)

निदेशकों की रिपोर्ट

प्रबंधन विवेचन और विश्लेषण

आर्थिक पृष्ठभूमि और बैंकिंग परिवेश

भारतीय अर्थव्यवस्था का विश्व की सबसे तेज गति से विकसित हो रही अर्थव्यवस्थाओं में अग्रणी स्थान है। दुनिया भर में वित्तीय संकट और आर्थिक गतिविधियों के धीमी रहने के बावजूद यह अपनी अग्रणी स्थिति बनाए रखने के लिए कृतसंकल्प है। भारत वैश्विक वित्तीय हलचल के दौर में भी अडिग खड़ा रहा। ऐसा ठोस विनियमन व्यवस्था, विवेकपूर्ण वित्तीय पर्यवेक्षण और सुनिर्धारित नीतियों के कारण संभव हुआ।

भारत की विकास दर मुख्यतया घरेलू खपत और निवेश पर निर्भर है। भारतीय बैंकों द्वारा न तो यू एस ए की सब प्राइम मार्टगेज आस्तियों में और न ही दिवालिया हुई संस्थाओं में कोई सीधा निवेश किया गया है। इसलिए जैसा कि अंतर्राष्ट्रीय मुद्रा कोष का अनुमान है; भारत विश्व के सर्वाधिक तेज गति से बढ़ रहे देशों में अग्रणी बना रहेगा। वर्ष की पहली छमाही में मुद्रास्फीति की ऊँची दर और कच्चे तेल की घटती-बढ़ती कीमतें चिंता का प्रमुख कारण रहीं किंतु दूसरी छमाही में निरंतर विकास और स्थिरता बनाए रखने पर जोर दिया गया।

जीडीपी वृद्धि-दर वर्ष 2007-08 के 9.0% के स्तर से घटकर वर्ष 2008-09 में 6.5% से 6.7% के बीच रहने की संभावना है। वर्ष 2008-09 में कृषि और उससे जुड़े क्षेत्रों की वृद्धि-दर के लगभग 2.6% की दर से बढ़ने की उम्मीद है, जो वर्ष 2000-01 से 2007-08 की औसत वृद्धि-दर 2.9% की तुलना में मामूली सी कम है। इस कमी का मुख्य कारण खाद्यान्न उत्पादन में गिरावट है।

औद्योगिक उत्पादन पर विनिर्माण क्षेत्र की धीमी गति का प्रभाव दिखाई दिया। वर्ष 2008-09 के दौरान औद्योगिक उत्पादन सूचकांक 2.4% के स्तर पर आ गया जो वर्ष 2007-08 में 8.5% पर था। पूंजीगत वस्तुओं के उत्पादन में गिरावट के कारण उद्योगों की गति धीमी रही। हालांकि टिकाऊ उपभोक्ता वस्तुओं के उत्पादन में सुधार के कारण वर्ष 2008-09 के दौरान कुल उत्पादन में 4.4% की वृद्धि हुई जबकि वर्ष 2007-08 में 1.0% की कमी आई थी। इसके बावजूद खपत और निवेश में अनुमान के अनुसार वृद्धि हुई।

उद्योग और कृषि क्षेत्र के धीमा होने की वर्ष 2008-09 (अप्रैल-दिसंबर) में सेवा क्षेत्र की 9.7% की संतुलित वृद्धि-दर से कुछ भरपाई हुई। सामुदायिक, सामाजिक और वैयक्तिक सेवाओं की वर्ष 2008-09 (अप्रैल-दिसंबर) में वृद्धि-दर 11.2% के उच्च स्तर पर रही जबकि वर्ष 2007-08 (अप्रैल-दिसंबर) में यह 5.7% रही थी। वर्तमान धीमी गति के प्रभाव को कम करने के लिए सरकार द्वारा वित्तीय प्रोत्साहनों की घोषणा की गई। इनमें अप्रत्यक्ष करों में रियायतें देने, सरकारी खर्च में वृद्धि करने और निर्यातों के लिए सहायता देने के साथ-साथ भारतीय रिज़र्व बैंक द्वारा मौद्रिक नीति के अंतर्गत अनेक प्रकार की सुविधाएँ भी दी गईं।

थोक मूल्य सूचकांक आधारित मुद्रास्फीति की दर मार्च 2008 के अंत में 7.7% थी, जो 2 अगस्त 2008 को 12.9% के उच्च स्तर पर पहुँच गई। ऐसा कच्चे तेल और पण्यों के साथ साथ विनिर्मित उत्पादों तथा मूलभूत वस्तुओं की अंतर्राष्ट्रीय स्तर पर ऊँची कीमतों के कारण हुआ। जून और अक्तूबर 2008 के दौरान 10-12% के बीच बने रहने के बाद नवंबर 2008 से मुद्रास्फीति कम होते होते 28 मार्च 2009 को 0.26% के स्तर पर आ गई। ऐसा मुख्यतया कच्चे तेल, धातुओं और विनिर्मित वस्तुओं की कीमतों में गिरावट आने के कारण हुआ।

विश्व स्तर पर आर्थिक विकास की दर कम होने से भारतीय सामान और सेवाओं की विदेश में मांग कम हुई, जिससे विदेशी मुद्रा भंडार में कमी आई और प्रमुख मुद्राओं की तुलना में रुपये का मूल्य कम हुआ। निर्यातों में कमी अक्तूबर 2008 से शुरू हुई और तब से हर महीने निर्यात की वृद्धि-दर नकारात्मक बनी हुई है और सबसे बड़ी 33.3% की गिरावट मार्च 2009 में देखी गई। इसी कारण वर्ष 2008-09 के दौरान निर्यातों की वृद्धि-दर वर्ष 2007-08 के 28.9% के स्तर से गिरकर 3.4% पर आ गई। आयातों में भी वर्ष 2008-09 में वृद्धि-दर 14.3% दर्ज की गई, जो वर्ष 2007-08 की 35.4% की तुलना में काफी कम है। ऐसा कच्चे तेल की कीमतों के अंतर्राष्ट्रीय स्तर पर तेजी से गिरने के कारण हुआ। वैश्विक वित्त बाजारों में व्याप्त जोखिम के चलते उनसे विमुखता के कारण भारत में पूंजी की आवक पर भी तेजी से विपरीत असर हुआ। इस कारण विदेशी संस्थागत निवेशकों द्वारा वर्ष 2008-09 में भारत से लगभग 15.0 बिलियन यू एस डॉलर की निवल पूंजी निकाल ली गई, जबकि इसकी तुलना में वर्ष 2007-08 में 20.3 बिलियन यू एस डॉलर की पूंजी भारत में आई थी। निर्यातों में कमी आने और देश के शेयर बाजारों से पूंजी के बाहर जाने के कारण विदेशी मुद्रा भंडार में वर्षानुवर्ष 57.70 बिलियन अमरीकी डॉलर की गिरावट के साथ यह मार्च 2009 के अंत में 252.00 बिलियन अमरीकी डॉलर के स्तर पर आ गया। वर्ष 2009 के अंत में रुपये का मूल्य कम होकर रु. 50.95 प्रति डालर के स्तर पर आ गया जबकि मार्च 2008 के अंत में यह रु.39.99 प्रति डॉलर के स्तर पर था।

वर्ष के दौरान भारतीय रिज़र्व बैंक की मुद्रा और ऋण नीति मुद्रास्फीति नियंत्रण, वित्त बाजार स्थायित्व बनाए रखने, वित्त व्यवस्था में पर्याप्त चलनिधि सुनिश्चित करने पर केंद्रित रही ताकि ऋण की मांग की पूर्ति और इस पर वर्तमान वैश्विक संकट के प्रभाव को सीमित रखा जा सके। वर्ष 2008-09 के दौरान 6% बैंक दर में कोई परिवर्तन

Directors' Report

Management Discussion and Analysis

Economic Backdrop and Banking Environment

The Indian economy, which is one of the fastest growing economies in the world, is poised to maintain its leading position, despite the global financial crisis and economic slowdown. India has managed to beat the global financial turmoil due to sound regulation, prudent financial supervision and proactive policies.

India's growth is driven predominantly by domestic consumption and investment and the Indian banking system has no direct exposure to the US sub-prime mortgage assets or to the failed institutions. Thus, as also projected by the IMF, India will remain among the fastest growing economies in the world. In the first half of the year, high inflation and spiralling crude oil prices were the major concerns, but the focus in the second half shifted to sustaining growth and maintaining stability.

Real GDP growth is expected to moderate from 9.0% in 2007-08 to 6.5% - 6.7% in 2008-09. Agriculture and allied sectors are likely to grow by around 2.6% in 2008-09, which is only marginally lower than the average growth of 2.9% during 2000-01 to 2007-08, mainly due to stagnant foodgrains production.

Industrial production was marked by a slowdown in the manufacturing sector. During 2008-09 the Index of Industrial Production decelerated to 2.4% against 8.5% in 2007-08. The deceleration in capital goods reflects the slowdown in industry. The rebound in consumer durables during 2008-09 at 4.4% against decline of 1.0% in 2007-08, however, reflects a measured pick up in consumption and investment.

The slowdown in industry and agriculture was partially offset by a reasonable 9.7% growth in services sector in 2008-09 (April-Dec) with community, social and personal services showing a higher growth of 11.2% in 2008-09 (April-Dec) than the 5.7% growth posted in 2007-08 (April-Dec). To mitigate the impact of the current slowdown, Government launched three fiscal stimulus packages in the form of cut in indirect taxes, higher Government spending and support for exports, along with easing of monetary policy by RBI.

Inflation based on WPI rose from 7.7% at end-March 2008 to a high of 12.9% on 2nd August 2008, reflecting high international crude oil and commodity prices coupled with increase in price of manufactured products and primary articles. After remaining in the range of 10-12% between June and October 2008, inflation began to ease from November 2008 onwards to touch 0.26% by 28th March 2009, mainly reflecting the decline in prices of crude oil, metals, minerals and manufactured goods.

The deceleration in economic growth globally was reflected in weakness in external demand for goods and services, besides decline in forex reserves and depreciation of the rupee against major currencies. The fall in exports began in October 2008 and every month since then, export growth has been negative with the biggest decline of 33.3% in March 2009. Consequently, growth in exports during 2008-09 was lower at 3.4% than 28.9% in 2007-08. Imports also registered a lower growth of 14.3% in 2008-09 as against 35.4% in 2007-08, mainly due to fall in international crude oil prices. The risk aversion in the global financial markets resulted in a sharp reversal in capital inflows into India, with net outflow by foreign institutional investors (FIIs) of around US$15.0bn in 2008-09 compared with an inflow of US$20.3bn in 2007-08. As a result of decline in exports and capital outflows from the domestic stock market, forex reserves fell by US$57.70 bn YoY to US$252.00 bn as at end- March 2009. The Rupee depreciated to Rs.50.95 per dollar at end-March 2009 from Rs.39.99 per dollar at end-March 2008.

The focus of RBI's monetary and credit policy during the year was to control inflation, support growth, maintain financial market stability, ensure comfortable liquidity in the system to meet the required credit demand and limit the contagion from the ongoing global turmoil. During 2008-09, while the Bank Rate was kept unchanged at 6%, Reverse Repo and more particularly the Repo rate and CRR were changed on a number of occasions. When inflation started rising due to increase in

नहीं किया गया, जबकि रिवर्स रेपो विशेषकर रेपो दर और सीआरआर में अनेक अवसरों पर परिवर्तन किया गया। जब पण्यों और तेल की कीमतों में अंतर्राष्ट्रीय स्तर पर वृद्धि के कारण मुद्रास्फीति की दर में बढ़ोतरी शुरू हुई तो रेपो दर को अप्रैल 2008 के 7.75% के स्तर से बढ़ाकर जुलाई 2008 में 9% और सीआरआर को मार्च 2008 के 7.50% के स्तर से बढ़ाकर अगस्त 2008 में 9% किया गया। बाद में जब वृद्धि-दर थम गई और कच्चे तेल और पण्यों की कीमतों में कमी होने के कारण मुद्रास्फीति की दर गिरनी शुरू हुई तो अक्तूबर 2008 और मार्च 2009 के बीच रेपो दर 5 बार कटौती करके 5% पर, रिवर्स रेपो दर 3 बार कटौती करके 3.50% पर और सीआरआर 4 बार कटौती करके 5.0% पर लाई गई।

बैंकों की जमा और उधार दरें कमोबेश मुद्रा और ऋण नीति में घोषित प्रमुख दरों के अनुरूप घटती-बढ़ती रहीं। ब्याज दरों में वर्ष 2008-09 के दौरान प्रारंभ में अक्तूबर 2008 तक वृद्धि हुई और बाद में नवंबर 2008 के पश्चात कमी आनी शुरू हुई। पूंजी के बाहर जाने और आर्थिक गतिविधियों के धीमी होने का यह प्रभाव हुआ कि वर्ष की दूसरी छमाही में वित्त व्यवस्था में स्थूल मुद्रा (एम 3) की वृद्धि-दर मामूली सी कम रही और सभी अनुसूचित वाणिज्यिक बैंकों के व्यवसाय में थोड़ी कमी आई। तथापि स्थूल मुद्रा (एम 3) एक वर्ष पहले 21.1% थी जो 2008-09 में थोड़ी कम होकर 18.6% के स्तर पर आ गई। सभी अनुसूचित वाणिज्यिक बैंकों की जमा और ऋण वृद्धि-दर वर्ष 2007-08 के क्रमश: 22.4% और 22.3% के स्तर से कम होकर 19.8% और 17.3% पर आ गई।

आगामी वर्ष में भी अनिश्चितता की स्थिति बनी रहेगी क्योंकि वैश्विक संकट का प्रभाव अनुमान से कहीं अधिक गहरा एवं व्यापक होने की संभावना है। फिर भी, एक स्थिर बैंकिंग और वित्त क्षेत्र, मुद्रास्फीति की गिरती दर और शीघ्रता से किए गए समन्वित नीतिगत उपायों की सहायता से भारत इस संकट का सामना करने में सफल रहा। उत्साहवर्धक बात यह है कि देश में विशेषकर ग्रामीण क्षेत्रों में मांग बढ़ने से और सरकार

31.03.09 की स्थिति के अनुसार परिसंपत्तियों का सम्मिश्रण
Composition of Assets as on 31.03.09


0.5%
4%
5%
5.5%
56%
29%
अग्रिम
Advance
विनिधान
Investments
आर बी आइ में नकदी और जमाराशियाँ
Cash & Balance with RBI
अचल परिसंपत्तियाँ
Fixed Assets
अन्य परिसंपत्तियाँ
Other Assets
बैंकों में जमाराशियाँ और मांग तथा अल्पसूचना पर प्राप्य धन
Balance with banks & money at call & short notice

द्वारा निवेश गतिविधियों को बढ़ाकर अर्थव्यवस्था में योगदान करने की संभावना को देखते हुए भारत के विश्व की सर्वाधिक तीव्र गति से बढ़ने वाली अर्थव्यवस्थाओं में दूसरे स्थान पर रहने की उम्मीद है।

वित्तीय निष्पादन

लाभ

वर्ष 2007-08 के रु. 13,107.55 करोड़ की तुलना में वर्ष 2008-09 के दौरान बैंक का परिचालन लाभ रु. 17,915.23 करोड़ रहा और इस प्रकार इसमें 36.68% की वृद्धि हुई। वर्ष 2008-09 के दौरान बैंक का निवल लाभ 35.55% की दर से बढ़कर वर्ष 2007-08 के रु. 6,729.12 करोड़ की तुलना में रु. 9,121.23 करोड़ हो गया।

निवल ब्याज आय में 22.63% की वृद्धि हुई और अन्य आय में 45.96% की वृद्धि हुई। उच्चतर स्टाफ लागत और अन्य उपरि व्ययों के कारण परिचालन व्ययों में 24.11% की बढ़ोतरी हुई।

लाभांश

बैंक ने लाभांश पिछले वर्ष के रु. 21.50 प्रति शेयर (215%) से बढ़ाकर रु. 29.00 प्रति शेयर (290%) कर दिया।

निवल ब्याज आय

बैंक की निवल ब्याज आय में 22.63% की वृद्धि हुई और यह 2007-08 के रु. 17,021.23 करोड़ से बढ़कर वर्ष 2008-09 में 20,873.14 करोड़ हो गई। यह अग्रिमों पर ब्याज-आय में वृद्धि का परिणाम था।

वैश्विक परिचालनों से वर्ष के दौरान सकल ब्याज आय रु. 48,950.31 करोड़ से बढ़कर रु. 63,788.43 करोड़ हो गई। ऐसा मुख्यतया अग्रिमों से उच्च ब्याज आय होने के कारण हुआ।

अग्रिमों में वृद्धि होने के कारण भारत में अग्रिमों पर ब्याज आय वर्ष 2008-09 के दौरान बढ़कर रु. 42,989.36 करोड़ हो गई जबकि वर्ष 2007-08 में यह रु. 32,162.68 करोड़ थी । इसी तरह भारत में अग्रिमों पर प्रतिलाभ वर्ष 2008-09 के दौरान बढ़कर 10.15% हो गया जबकि वर्ष 2007-08 में यह 9.90% था। अग्रिमों में वृद्धि होने के कारण विदेश स्थित कार्यालयों के अग्रिमों पर भी ब्याज आय में वृद्धि हुई है।

भारत में राजकोषीय परिचालन में नियोजित संसाधनों की आय में 28.60% की वृद्धि हुई जिसका मुख्य कारण लगाए गए औसत संसाधनों की मात्रा अधिक होना था। औसत प्रतिफल वर्ष 2007-08 के 6.92%से बढ़कर 2008-09 में 7.10% हो गया।

वैश्विक परिचालनों का कुल ब्याज व्यय वर्ष 2007-08 में रु. 31,929.08 करोड़ था, जो वर्ष 2008-09 में बढ़कर रु. 42,915.29 करोड़ हो गया। जमा राशियों पर ब्याज-व्यय में पिछले वर्ष की तुलना में वर्ष 2008-09 के दौरान 40.74% की वृद्धि

international commodity and oil prices, the Repo rate was hiked from 7.75% in April 2008 to a high of 9% in July 2008 and CRR was hiked from 7.50% in March 2008 to 9% in August 2008. Subsequently, when growth stalled and inflation started coming down due to drop in crude oil and commodity prices, the Repo rate was cut five times to 5%, the Reverse Repo rate was reduced three times to 3.50% and CRR was cut four times to 5.0%, between October 2008 and March 2009.

Deposit and lending rates of banks also moved more or less in tandem with key policy rates as interest rates initially firmed up during 2008-09 up to October 2008, and subsequently started declining after November 2008. The capital outflows and slowdown in economic activity, particularly in the second half of the year, impacted money supply growth in the system (M3) and saw moderation in the business of all scheduled commercial banks (ASCB). While growth in money supply (M3) moderated to 18.6% in 2008-09 from 21.1% a year ago, deposit and credit growth of ASCB moderated to 19.8% and 17.3% respectively in 2008-09 from 22.4% and 22.3% in 2007-08.

The coming year will continue to be marked with uncertainty as the impact of the global crisis has been deeper and wider than earlier anticipated. However, a stable banking and financial sector, falling inflation and prompt co-ordinated policy action have helped India weather the crisis. On the upside, domestic demand especially from rural areas, and Government investment activity in the economy will help keep up the growth momentum, making India the second fastest growing economy in the world.

Financial Performance

Profit

The Operating Profit of the Bank for 2008-09 stood at Rs. 17,915.23 crores as compared to Rs. 13,107.55 crores in 2007-08 registering a growth of 36.68%. The Bank has posted a Net Profit of Rs. 9,121.23 crores for 2008-09 as compared to Rs. 6,729.12 crores in 2007-08 registering a growth of 35.55%.

While Net Interest Income recorded a growth of 22.63% and Other Income increased by 45.96%, Operating Expenses increased by 24.11% attributable to higher staff cost and other overhead expenses.

Dividend

The Bank has increased dividend to Rs. 29.00 per share (290%) from Rs. 21.50 per share (215%) in the last year.

Net Interest Income

The Net Interest Income of the Bank registered a growth of 22.63% from Rs. 17,021.23 crores in 2007-08 to Rs. 20,873.14 crores in 2008-09. This was due to growth in interest income on advances.

The gross interest income from global operations rose from Rs. 48,950.31 crores to Rs. 63,788.43 crores during the year. This was mainly due to higher interest income on advances.

Interest income on advances in India registered an increase from Rs. 32,162.68 crores in 2007-08 to Rs. 42,989.36 crores in 2008-09 due to higher volumes. Also average yield on advances in India increased from 9.90% in 2007-08 to 10.15% in 2008-09. Interest income on advances at foreign offices also increased due to higher volumes.

Income from resources deployed in Treasury operations in India increased by 28.60% mainly due to higher average resources deployed. The average yield, which was 6.92 % in 2007-08, has increased to 7.10% in 2008-09.

Total interest expenses of global operations increased from Rs. 31,929.08 crores in 2007-08 to Rs. 42,915.29 crores in 2008-09. Interest expenses on deposits during 2008-09 recorded an increase of 40.74% compared to the previous year, whereas the average level of deposits grew by 24.85%. This resulted in an increase in the average cost of deposits from 5.59% in 2007-08 to 6.30% in 2008-09.


ब्याज आय और ब्याज व्यय (रु. करोड़ में)
Interest Income and Interest Expenses (Rs. in crore)
70000
60000
50000
40000
30000
20000
10000
0
37242
22184
48950
31929
63788
42915
2006-07
2007-08
2008-09
ब्याज आय
Interest Income
ब्याज व्यय
Interest Expenses

हुई जबकि जमाराशियों के औसत स्तर में 24.85% की वृद्धि हुई है। परिणामस्वरूप जमाराशियों की औसत लागत में वर्ष 2008-09 के दौरान 6.30% की वृद्धि हुई जबकि वर्ष 2007-08 में इसमें 5.59% की वृद्धि हुई थी। तथापि, उच्च लागत वाली भारी जमाराशियां परिपक्व हो रही हैं और जमा दर का वर्तमान स्तर निम्न रहने के कारण, यह अपेक्षा की जाती है कि जमाराशियों की औसत लागत में गिरावट आएगी।

गैर-ब्याज आय

वर्ष 2008-09 में गैर-ब्याज आय की राशि रु. 12,690.79 करोड़ रही जबकि वर्ष 2007-08 में यह रु. 8,694.93 करोड़ थी।

वर्ष के दौरान बैंक ने भारत और विदेश में स्थित अपने सहयोगी बैंकों / अनुषंगियों और संयुक्त उद्यमों से लाभांश के रूप में रु. 409.60 करोड़ (पिछले वर्ष रु. 197.41 करोड़) प्राप्त किए।

परिचालन व्यय

पेंशन के लिए उच्च प्रावधान करने और स्टाक संख्या में वृद्धि होने के कारण स्टाफ लागत में 25.19% की वृद्धि हुई और यह वर्ष 2008-09 में रु. 9,747.31 हो गई जबकि वर्ष 2007-08 में यह रु. 7,785.87 करोड़ थी। स्टाफ लागत में वेतन संशोधन प्रावधानों से संबंधित रु. 1,414 करोड़ की राशि शामिल है, जबकि पिछले वर्ष यह प्रावधान राशि रु 575 करोड़ थी।

अन्य उपरि व्ययों में भी 22.36% की वृद्धि हुई जिसका मुख्य कारण नई शाखाओं के खुलने से भाड़े, करों और बिजली तथा विज्ञापन और प्रचार, प्रिंटिंग और स्टेशनरी, डाक, टेलीफोन और विविध व्ययों में वृद्धि होना था।

परिचालन व्यय में, जिसमें स्टाफ लागत और अन्य उपरि व्यय शामिल हैं, पिछले वर्ष की तुलना में 24.11% की वृद्धि दर्ज हुई।

प्रावधान और आकस्मिकताएं

वर्ष 2008-09 के दौरान किए गए प्रमुख प्रावधान निम्नानुसार हैं :

- विनिधानों पर मूल्यह्रास के लिए रु. 707.16 करोड़ का प्रावधान किया गया। इसमें परिपक्वता के लिए रखे गए, श्रेणी के प्रीमियम का परिशोधन शामिल नहीं है (2007-08 में प्रतिलेखन रु. 88.68 करोड़ था)।
- कर प्रावधान के लिए रु. 5,971.52 करोड़ (वर्ष 2007-08 में रु. 3,823.50 करोड़ था)।
- अनुषंगी लाभ कर के लिए रु. 142.00 करोड़ (वर्ष 2007-08 के लिए रु. 105.00 करोड़)।
- रु. 2,474.96 करोड़ (राइट बैक को छोड़कर) अनर्जक आस्तियों के लिए (वर्ष 2007-08 में रु. 2,000.94 करोड़)।

आरक्षित निधियां एवं अधिशेष

- रु. 5,291.79 करोड़ (वर्ष 2007-08 में रु. 4,839.07 करोड़) की राशि सांविधिक आरक्षित निधियों में अंतरित की गई ।
- रु. 826.56 करोड़ (वर्ष 2007-08 में रु. 4.44 करोड़) की राशि पूंजी आरक्षित निधि में अंतरित की गई।
- रु. 306.89 करोड़ (वर्ष 2007-08 में रु. 362.09 करोड़) की राशि अन्य आरक्षित निधियों में अंतरित की गई ।

परिसंपत्तियां

बैंक की कुल परिसंपत्तियों में 33.66% की वृद्धि हुई और ये मार्च 2009 के अंत तक बढ़कर रु. 9,64,432.08 करोड़ हो गईं जबकि मार्च 2008 के अंत में ये रु. 7,21,526.31 करोड़

तालिका: 1 प्रमुख निष्पादन संकेतक

संकेतक	भारतीय स्टेट बैंक		एस बी आइ समूह	
	2007-08	2008-09	2007-08	2008-09
औसत आस्तियों पर आय (%)	1.01	1.04	0.99	0.94
ईक्विटी पर आय (%)	17.82	15.73	17.93	16.30
आय की तुलना में व्यय (%) (कुल निवल आय की तुलना में परिचालन व्यय)	49.03	46.62	56.64	52.65
प्रति शेयर मूल अर्जन (रु)	126.62	143.77	168.61	172.68
प्रति शेयर न्यूनीकृत आय (रु)	126.50	143.77	168.45	172.68
पूंजी पर्याप्तता अनुपात (%) (बेसल I)	13.54	12.97	13.49	12.90
श्रेणी I	9.14	8.53	8.95	8.21
श्रेणी II	4.40	4.44	4.54	4.69
पूंजी पर्याप्तता अनुपात (%) (बेसल II)	–	14.25	–	14.17
श्रेणी I	–	9.38	–	9.03
श्रेणी II	–	4.87	–	5.14
निवल अग्रिमों की तुलना में निवल अनर्जक आस्तियाँ (%)	1.78	1.76	1.43	1.49

However, as substantial high cost deposits are maturing and present level of deposit rate being lower, it is expected that there will be a fall in the average cost of deposits.

Non-Interest Income

Non-interest income stood at Rs. 12,690.79 crores in 2008-09 as against Rs. 8,694.93 crores in 2007-08.

During the year, the Bank received an income of Rs. 409.60 crores (Rs. 197.41 crores in the previous year) by way of dividends from Associate Banks/ subsidiaries and joint ventures in India and abroad.

Operating Expenses

There was an increase of 25.19% in the Staff Cost from Rs. 7,785.87 crores in 2007-08 to Rs. 9,747.31 crores in 2008-09 attributable to higher pension provisioning and increased staff strength. Staff Cost included an amount of Rs.1,414 crores towards wage revision provision as compared to Rs. 575 crores in the previous year.

Other Overhead Expenses have also registered an increase of 22.36% mainly due to increase in expenses on rent, taxes and lighting as a result of opening of new branches, advertising & publicity, printing & stationary, postage and telephones and miscellaneous expenditure.

Operating Expenses, comprising both staff cost and other overhead expenses, have registered an increase of 24.11% over the previous year.

Provisions and Contingencies

Major amounts of provisions made in 2008-09 were as under:

- Rs. 707.16 crores towards provision for depreciation on investments, excluding amortization of premium on 'Held to Maturity' category (as against write back Rs. 88.68 crores in 2007-08).
- Rs. 5,971.52 crores towards Provision for Tax (as against Rs. 3,823.50 crores in 2007-08).
- Rs. 142.00 crores towards Fringe Benefit Tax (as against Rs. 105.00 crores in 2007-08).
- Rs. 2,474.96 crores (net of write-back) for non-performing assets (as against Rs. 2,000.94 crores in 2007-08).

Reserves and Surplus

- An amount of Rs. 5,291.79 crores (as against Rs. 4,839.07 crores in 2007-08) was transferred to Statutory Reserves.
- An amount of Rs. 826.56 crores (as against Rs. 4.44 crores in 2007-08) was transferred to Capital Reserve Fund.
- An amount of Rs. 306.89 crores (as against Rs. 362.09 crores in 2007-08) was transferred to Other Reserve Funds.

Assets

The total assets of the Bank increased by 33.66% from Rs. 7,21,526.31 crores at the end of March 2008 to Rs. 9,64,432.08 crores as at end

Table: 1 Key Performance Indicators

Indicators	SBI		SBI Group	
	2007-08	2008-09	2007-08	2008-09
Return on Average Assets (%)	1.01	1.04	0.99	0.94
Return on Equity (%)	17.82	15.73	17.93	16.30
Expenses to Income (%)(Operating Expenses to Total Net Income)	49.03	46.62	56.64	52.65
Basic Earnings Per Share (Rs.)	126.62	143.77	168.61	172.68
Diluted Earnings Per Share (Rs.)	126.50	143.77	168.45	172.68
Capital Adequacy Ratio (%) (Basel-I)	13.54	12.97	13.49	12.90
Tier I	9.14	8.53	8.95	8.21
Tier II	4.40	4.44	4.54	4.69
Capital Adequacy Ratio (%) (Basel-II)	–	14.25	–	14.17
Tier I	–	9.38	–	9.03
Tier II	–	4.87	–	5.14
Net NPAs to Net Advances (%)	1.78	1.76	1.43	1.49

थीं। इसी अवधि के दौरान, ऋण संविभाग में 30.17% की वृद्धि हुई और इनकी राशि रु. 4,16.768.20 करोड़ से बढ़कर रु. 5,42,503.20 करोड़ हो गई। मार्च 2009 के अंत में निवेशों में 45.62% की वृद्धि हुई और इनकी राशि रु. 1,89,501.27 करोड़ से बढ़कर रु. 2,75,953.96 करोड़ हो गई। अधिकांश निवेश घरेलू बाजार में सरकारी एवं अन्य अनुमोदित प्रतिभूतियों में किया गया। देशीय अग्रिमों में बैंक का बाजार अंश मार्च 2009 के अंत तक 16.03% रहा।

देयताएं

बैंक की कुल देयताएं (पूंजी एवं आरक्षितियों को छोड़कर) 34.79% की वृद्धि के साथ 31 मार्च 2009 को रु. 9,06,484.38 करोड़ हो गईं जबकि 31 मार्च 2008 को ये रु. 6,72,493.65 करोड़ थीं। देयताओं में यह वृद्धि प्रमुख रूप से जमाराशियों और अन्य देयताओं एवं प्रावधानों में वृद्धि के कारण हुई। 31 मार्च 2009 को वैश्विक जमाराशियों में 31 मार्च 2008 की तुलना में 38.08% की वृद्धि हुई और ये रु. 7,42,073.13 करोड़ के स्तर तक पहुंच गईं। जमाराशियों में बैंक का बाजार अंश मार्च 2009 को 17.72% रहा।

निष्पादन के उल्लेखनीय तथ्य

वर्ष 2008-09 में स्टेट बैंक आफ सौराष्ट्र के भारतीय स्टेट बैंक में विलय और विभिन्न व्यवसाय समूहों के भीतर शाखाओं/खातों के अंतरण के कारण विभिन्न व्यवसाय समूहों के पिछले वर्ष (2007-08) के कारोबार के आधारिक आंकड़ों को जहाँ कहीं आवश्यक और संभव था फिर से समूहित करके संशोधित किया गया है, ताकि उनकी वर्तमान वर्ष के आंकड़ों के साथ तुलना की जा सके और वर्ष 2008-09 में वृद्धि के आंकड़ों की सही सही गणना की जा सके।



अन्य आय एवं परिचालन व्यय (रु. करोड़ में)
Other Income and Operating Expenses (Rs. in crore)
16000
14000
12000
10000
8000
6000
4000
2000
0
6765
11823
8695
12609
12691
15649
2006-07
2007-08
2008-09
अन्य आय
Other Income
परिचालन व्यय
Operating Expenses

	प्रमुख व्यवसाय समूह
क	ग्लोबल मार्केट्स विभाग
ख	कारपोरेट बैंकिंग समूह
ग	मध्य कारपोरेट समूह
घ	राष्ट्रीय बैंकिंग समूह
ङ	ग्रामीण व्यवसाय समूह
च	विपणन और प्रति विक्रय विभाग
छ	कारपोरेट कार्यनीति एवं नव व्यवसाय
ज	अंतर्राष्ट्रीय बैंकिंग समूह
झ	सहयोगी और अनुषंगियाँ
ञ	आस्ति गुणवत्ता
ट	सूचना प्रौद्योगिकी

क. ग्लोबल मार्केट्स विभाग

कारपोरेट केंद्र स्थित ग्लोबल मार्केट्स विभाग सभी समय क्षेत्रों में बैंक के ट्रेजरी कारोबार का संचालन करता है जिसके अंतर्गत विभिन्न बाजारों जैसे फॉरेक्स, ब्याज-दर, बुलियन, ईक्विटी और वैकल्पिक आस्तियों से संबंधित गतिविधियाँ आती हैं।

- वर्ष के दौरान बांड बाजार में अत्यधिक उतार-चढ़ाव देखा गया। मुद्रास्फीति की ऊँची दर और पण्यों की ऊँची कीमतों के कारण प्रतिकूल परिस्थितियों वाले बाजार में अधिक लाभ प्राप्त किया गया। इस कारण पहली दो तिमाहियों में हम अपने बांड कारोबार के लिए बाजार मूल्य पर प्रावधान कर पाए। वित्त वर्ष की दूसरी छमाही के दौरान भारतीय रिज़र्व बैंक द्वारा सीआरआर, एसएलआर घटाए जाने के साथ-साथ प्रतिभूतियों की वापसी खरीद की अनुमति प्रदान किए जाने से ब्याज दरों में स्थायित्व आया और ब्याज दरों में कमी का दौर शुरू हो गया। हमारी अर्थव्यवस्था की गति अचानक धीमी होने के बाद भारतीय रिज़र्व बैंक द्वारा ये उपाय किए गए। जनवरी 2009 में 10 वर्षीय आधार प्रतिफल वाले बांडों में लाभ तेजी से गिरकर 4.85% के स्तर पर आ गए जो अब तक का सबसे निम्न स्तर है। ये जुलाई 2008 में 9.53% के उच्च स्तर पर थे। अंतत: ये 31 मार्च 2009 को 7.01% पर रहे। जमाराशियों में अभूतपूर्व वृद्धि के परिणामस्वरूप सीआरआर और एसएलआर की बढ़ी हुई अपेक्षाओं के कारण समग्र देशी निवेशों में 31 मार्च 2008 की तुलना में रु. 64,724 करोड़ की वृद्धि हुई। वित्त वर्ष की दूसरी छमाही में चलनिधि की स्थिति में सुधार आया और इसके बाद यह पर्याप्त मात्रा में उपलब्ध रही।

March 2009. During the period, the loan portfolio increased by 30.17% from Rs. 4,16,768.20 crores to Rs. 5,42,503.20 crores. Investments increased by 45.62% from Rs. 1,89,501.27 crores to Rs. 2,75,953.96 crores as at the end of March 2009. A major portion of the investment was in the domestic market in government and other approved securities. The Bank's market share in domestic advances was 16.03% as of March 2009.

Liabilities

The Bank's aggregate liabilities (excluding capital and reserves) rose by 34.79% from Rs. 6,72,493.65 crores on 31st March 2008 to Rs. 9,06,484.38 crores on 31st March 2009. The increase in liabilities was mainly contributed by increase in deposits and Other Liabilities & Provisions. The Global deposits stood at Rs. 7,42,073.13 crores as on 31st March 2009, representing an increase of 38.08 % over the level on 31st March 2008. The Bank's market share in domestic deposits was 17.72% as of March 2009.

Performance Highlights

Consequent upon acquisition of State Bank of Saurashtra by State Bank of India in 2008-09, as also migration of branches to and from within the various business groups, the base business figures of previous year (2007-08) in respect of the various business groups have been amended with regrouping, wherever necessary and determinable, to make them comparable with the current year's figures and arrive at growth figures during the year 2008-09.

	Core Operations
A	Global Markets Department
B	Corporate Banking Group
C	Mid Corporate Group
D	National Banking Group
E	Rural Business Group
F	Marketing & Cross Selling Department
G	Corporate Strategy & New Business
H	International Banking Group
I	Associates & Subsidiaries
J	Asset Quality
K	Information Technology

A. GLOBAL MARKETS DEPARTMENT

Global Markets Department at the Corporate Centre handles the Bank's Treasury Operations across all time zones and covers activities in various markets i.e., Forex, Interest Rates, Bullion, Equity and Alternative Assets.

- The year witnessed heightened volatility in the bond market. Adverse market conditions, mainly on account of higher inflation and commodity prices, resulted in higher yields which led to mark-to-market provisions on our portfolio in the first two quarters. During the second half of the financial year, interest rates stabilized and headed downwards on account of reduction in CRR, SLR and buy back of securities by RBI prompted by the sudden slow down in our economy. The benchmark 10 year yields saw a sharp fall to 4.85% in January 09, the lowest on record, from



जामनगर, गुजरात में स्थित एस्सार ऑयल लिमिटेड का रिफाइनरी संयंत्र - इसका वित्तपोषण कारपोरेट लेखा समूह शाखा, मुंबई ने किया.
Essar Oil Ltd's Refinery at Jamnagar, Gujarat financed by Corporate Accounts Group Branch, Mumbai.

भारतीय रिज़र्व बैंक द्वारा किए गए अनेक पूर्वोपायों और इनके परिणामस्वरूप लाभ कम होने के कारण हमें अपने बांडों में किए गए निवेशों की बिक्री से लाभ अर्जित करने का अवसर मिला।

- वर्ष के दौरान ग्लोबल मार्केट्स विभाग का निष्पादन संक्षेप में नीचे तालिका में दिया गया है।

(राशि करोड़ रुपए में)

	2007-08	2008-09	वृद्धि %
निवेशों पर ब्याज से आय	11,887	15,750	32.50
अन्य आय-निवेशों की बिक्री से लाभ और विदेशी मुद्रा कारोबार से आय	1,987	3,125	57.27
विदेशी मुद्रा कारोबार में खरीद फरोख्त	11,74,029	18,11,194	54.27
देशीय ट्रेजरी कारोबार से औसत आय	7.49	8.02	0.53

ख. कारपोरेट बैंकिंग समूह

ख.1 बैंक का कारपोरेट बैंकिंग समूह तीन कार्यनीतिक व्यवसाय इकाइयों से मिलकर बना है, जिनके नाम हैं - कारपोरेट लेखा समूह, परियोजना वित्त एवं लीजिंग एसबीयू और तनावग्रस्त आस्ति प्रबंधन समूह।

ख.2 कारपोरेट लेखा समूह (सीएजी)

कारपोरेट लेखा समूह में वर्ष के दौरान सीएजी, अहमदाबाद शाखा के जुड़ जाने से समूह की शाखाओं की कुल संख्या 5 हो गई है, जो 489 कारपोरेट ग्राहकों को अपनी सेवाएँ प्रदान कर रही हैं। वर्ष के दौरान 42 नए कारपोरेट ग्राहकों को सीएजी में लाया गया।



जिंदल स्टील एण्ड पॉवर लि., कारपोरेट लेखा समूह शाखा, नई दिल्ली द्वारा वित्तपोषित एक इकाई.

Jindal Steel & Power Ltd., a unit financed by Corporate Accounts Group Branch, New Delhi.

- कारपोरेट लेखा समूह के रु. 68,866 करोड़ के अग्रिमों का बैंक के वाणिज्यिक और संस्थागत (खाद्यान्नेतर) अग्रिमों में 29% और कुल देशीय ऋणों में 15% हिस्सा है।

तालिका : 2 कारपोरेट लेखा समूह - उल्लेखनीय तथ्य

(राशि करोड़ रुपये में)

विवरण	31.03.2008 को	31.03.2009 को	वृद्धि %
जमाराशियाँ	9,843	19,702	100
अग्रिम	46,708	68,866	47

- कारपोरेट लेखा समूह विदेशी मुद्रा व्यवसाय में लगातार उच्च वृद्धि दर प्राप्त कर रहा है। इसने वर्षानुवर्ष 68% वृद्धि दर दर्ज की है। कारपोरेट लेखा समूह के विदेशी मुद्रा कारोबार का बैंक के कुल देशीय विदेशी मुद्रा टर्न ओवर में 53% हिस्सा है।
- अग्रिमों से होने वाली आय वर्ष 2007-08 में 8.57% थी, जो वर्ष 2008-09 में बढ़कर 9.98% हो गई।
- वर्ष के दौरान लेखा योजना प्रक्रिया शुरू की गई, जिससे समूह के बेहतर विपणन द्वारा कारपोरेट ग्राहकों की कारोबारी योजनाओं से जुड़ा जा सके और उन्हें उनकी आवश्यकताओं के अनुरूप समाधान प्रदान किए जा सकें।
- शुल्क-आधारित सेवाओं पर ध्यान केंद्रित करने की पहल की बदौलत कारपोरेट लेखा समूह की शुल्क-आय में वर्ष के दौरान 66% की उल्लेखनीय वृद्धि हुई।
- बैंक के सशक्त तुलन पत्र का लाभ उठाकर उच्च आय वाले ग्राहकों से बड़े पैमाने पर हामीदारी व्यवसाय जुटाया गया।

लेनदेन बैंकिंग इकाई

समूह सहक्रिया के माध्यम से शुल्क आधारित आय बढ़ाने के लिए कारपोरेट बैंकिंग समूह में नकदी प्रबंध उत्पाद एवं इसी के अधीन व्यापार वित्त स्कंध के साथ लेनदेन बैंकिंग इकाई बनाई गई है।

नकदी प्रबंध उत्पाद

एसबीआई फास्ट नामक अपने नकदी प्रबंध उत्पाद के लिए केंद्रीकृत समाधान व्यवस्था लागू की गई जिसे 379 शाखाओं में उपलब्ध कराया गया है। इसके माध्यम से कारपोरेट ग्राहकों की कागज पर और इलेक्ट्रॉनिक माध्यम से होने वाली उगाहियों के साथ-साथ कारपोरेट ग्राहकों के कागज पर और इलेक्ट्रॉनिक माध्यम से होने वाले भुगतानों की देखरेख की जाती है। नकदी प्रबंध उत्पाद (सीएमपी) में चलनिधि प्रबंधन की भी व्यवस्था है। इसका लक्ष्य बेहतर नकदी प्रबंध द्वारा कारपोरेटों की लाभप्रदता बढ़ाना और ब्याज लागतों में कमी लाना है।

a high of 9.53% in July 08 and finally closed at 7.01% on 31st March 2009. Increased requirement of CRR and SLR, a consequence of the unprecedented deposit growth, resulted in an increase in the overall domestic investment portfolio by Rs.64,724 crores over 31st March 2008. Liquidity position eased in the second half of the financial year and remained comfortable thereafter. The series of proactive measures taken by RBI and the resulting fall in bond yields provided us with an opportunity to book profit on sale of investments from our bond portfolio.

- Performance of Global Markets Department during the year is summarised in the table below.

(Amount in Rs. Crores)

	2007-08	2008-09	% Growth
Interest Income on Investments	11,887	15,750	32.50
Other Income - Profit on Sale of Investments and Forex Income	1,987	3,125	57.27
Trading Volume Forex Operations	11,74,029	18,11,194	54.27
Average Yield on Domestic Treasury Operations	7.49	8.02	0.53

B.CORPORATE BANKING GROUP

B.1 The Bank's Corporate Banking Group consists of three Strategic Business Units viz., Corporate Accounts Group, Project Finance & Leasing SBU and Stressed Assets Management Group.

B.2 Corporate Accounts Group (CAG)

Corporate Accounts Group, with addition of CAG, Ahmedabad Branch during the year, has five branches which cater to 489 Corporate clients. During the year, 42 new corporate clients were brought into the CAG fold.

- CAG's advances portfolio of Rs. 68,866 crores is 29 % of the C&I (Non-Food) credit of the Bank and constitutes 15 % of the total domestic credit portfolio of the Bank.

Table : 2 CAG – Highlights

(Amount in Rs. crores)

Particulars	As on 31.03.2008	As on 31.03.2009	Growth %
Deposits	9,843	19,702	100
Advances	46,708	68,866	47

- CAG continues to be on the high growth trajectory in forex business registering a YoY growth of 68%. CAG's forex business constituted 53 % of the total domestic forex turnover of the Bank.
- Yield on advances has improved from 8.57% in 2007-08 to 9.98% in 2008-09.
- Account Planning initiative was launched during the year to align better, the Group's marketing to the Business Plans of the corporate clients and to provide customised solutions.
- Focus on fee-based services saw the fee income of CAG registering an impressive 66% growth during the year.
- By leveraging Bank's balance sheet strength, substantial underwriting business was booked from large corporates.

Transaction Banking Unit

The Transaction Banking Unit has been created in CBG with the Cash Management Product and Trade Finance wings under its fold to boost fee based income through Group Synergy.

CASH MANAGEMENT PRODUCT

Cash Management Product with its brand name SBIFAST has migrated to a centralized solution covering 379 branches and handles paper and e-collections as well as paper and e-payments for Corporate clients. CMP also has a liquidity management module, which aims to enhance profitability to Corporates by facilitating better liquidity management and reducing interest costs.



विष्णु प्रयाग- जेपी पॉवर वैंचर्स लि. कारपोरेट लेखा समूह शाखा, नई दिल्ली द्वारा वित्तपोषित पन बिजली बनानेवाली एक इकाई.

Vishnu Prayag based hydroelectric power generation unit of JP Power Ventures Ltd., a unit financed by our Corporate Accounts Group Branch, New Delhi.

ख. 3 परियोजना वित्तपोषण और पट्टा कार्यनीतिक व्यवसाय इकाई

परियोजना वित्तपोषण-कार्यनीतिक व्यवसाय इकाई बिजली, दूरसंचार, सड़क, बंदरगाह, हवाई अड्डों, माल ढुलाई और अन्य आधारभूत क्षेत्रों में परियोजनाओं के वित्तपोषण पर केंद्रित इकाई है। यह गैर आधारभूत परियोजनाओं का वित्तपोषण भी संभालती है। ये परियोजनाएँ न्यूनतम परियोजना लागत पर कतिपय सीमाओं में वित्तपोषित की जाती हैं। वर्ष के दौरान परियोजना ऋणों के समूहन और हामीदारी पर विशेष रूप से ध्यान दिया गया।

वर्ष 2008-09 के दौरान परियोजना वित्तपोषण कार्यनीतिक व्यवसाय इकाई ने अनेक परियोजनाओं के वित्तपोषण में सहभागिता की और अन्य बैंकों/संस्थाओं के साथ ऋण-समूहन में निम्नानुसार हिस्सेदारी की :

(राशि करोड़ रुपये में)

विवरण	वित्तीय वर्ष 2008	वित्तीय वर्ष 2009	वृद्धि (%)
संस्वीकृत परियोजनाओं की कुल परियोजना लागत	1,45,045	1,93,595	लागू नहीं
कुल ऋण आवश्यकता	92,558	1,33,894	लागू नहीं
उपर्युक्त में से भारतीय स्टेट बैंक द्वारा संस्वीकृत ऋण	20,195	25,854	28.02
ऋण समूहन	54,951	64,069	16.59

अन्य प्रमुख परियोजनाओं के अलावा, भारतीय स्टेट बैंक देश में ऐसी दो बृहत बिजली परियोजनाओं के लिए मार्गदर्शी बैंक भी है जिन्होंने वित्तीय लेखाबंदी हासिल कर ली है और ये वर्तमान में कार्यान्वयन अधीन हैं। परियोजना वित्तपोषण करारों पर नजर रखने वाले विश्लेषक निरंतर बैंक को एशिया प्रशांत क्षेत्र में/विश्व स्तर पर अग्रणी स्थान दे रहे हैं।



सुपराजित इंजीनियरिंग लि., विशेषीकृत वाणिज्यिक शाखा, बंगलूर द्वारा वित्तपोषित मेकॅनिकल केबल बनानेवाली एक इकाई.

Suprajit Engineering Ltd., a mechanical cable manufacturing unit financed by Specialised Commercial Branch, Bangalore.

ख.4 तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी)

वर्ष 2008-09 के दौरान एसएएमजी का निष्पादन नीचे तालिका में दिया गया है :

तालिका : 3 एसएएमजी-उल्लेखनीय तथ्य

(राशि करोड़ रुपये में)

1	अलाभकारी आस्तियों (एनपीए) की नकद वसूली	354
2	मानक आस्तियों के रूप में कोटि उन्नयन	245
3	अपलेखन	588
4	अलाभकारी आस्तियों (1+2+3) में कुल कमी	1187
5	अपलिखित खातों में वसूली	418

- तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी) की शुरू में स्थापना रु. 5 करोड़ और उससे अधिक की बकाया राशि वाली सभी अलाभकारी आस्तियों के अभिग्रहण के लिए की गई थी। बाद में रु. 1 करोड़ और उससे अधिक राशि की सभी अलाभकारी आस्तियों का समाधान इसके कार्यक्षेत्र में लाया गया ताकि अलाभकारी आस्तियों के समाधान के लिए विशेष रूप से प्रयास किए जा सकें।
- 106 तनावग्रस्त आस्ति समाधान केंद्र (सार्क) की देशभर में स्थापना की गई जिससे एसएमई और वैयक्तिक खंडों में रु. 1 करोड़ तक की बकाया राशि वाली अलाभकारी आस्तियों के समाधान पर ध्यान केंद्रित किया जा सके। इनमें से 45 स्वतंत्र तनावग्रस्त आस्ति समाधान केंद्रों को चरणबद्ध ढंग से तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी) की परिधि में लाया जा रहा है जिससे बैंक के वसूली प्रयासों में और गति लाई जा सके। तनावग्रस्त आस्ति समाधान केंद्रों का निष्पादन उत्साहवर्धक रहा और अनर्जक आस्तियों के प्रबंधन में महत्वपूर्ण प्रगति हासिल की गई। अलाभकारी आस्तियों के निवारण के लिए कार्यक्षम उपाय भी किए गए हैं और इन उपायों के अंतर्गत चुकौती में पहली चूक के समय ही ग्राहकों को स्मरण करा दिया जाता है।

ग. मध्य कारपोरेट समूह (एमसीजी)

तालिका : 4 एमसीजी - उल्लेखनीय तथ्य

(राशि करोड़ रुपये में)

विवरण	31.03.2008 को	31.03.2009 को	वृद्धि का %
जमाराशियां	15,428	19,169	24.25
अग्रिम (ऑफ-साइट को छोड़कर)	85,887	1,06,466	23.96
अग्रिम (ऑफ-साइट को शामिल करके)	1,02,052	1,25,951	23.41

- समूह बैंक के कुल वाणिज्यिक एवं संस्थागत खाद्येतर अग्रिमों के लगभग 42% की देखरेख करता है. यह 8 क्षेत्रीय कार्यालयों और 53 शाखाओं के माध्यम से कार्य करता है।

B.3 Project Finance & Leasing SBU

The Project finance-SBU focusses on funding projects in infrastructure sectors like power, telecom, roads, ports, airports, logistics and others. It also handles non-infrastructure projects with certain ceilings on minimum project cost. During the year, the focus was on syndication and underwriting of project loans.

During 2008-09, Project Finance-SBU participated in funding of numerous projects and took up syndication of debt with other banks / institutions as given in the chart:

(Amount in Rs. crores)

Particulars	FY 2008	FY 2009	Growth (%)
Aggregate Project Cost of projects sanctioned	1,45,045	1,93,595	N. A.
Aggregate Debt requirement	92,558	1,33,894	N. A.
Of the above, Debt sanctioned by SBI	20,195	25,854	28.02
Debt syndication	54,951	64,069	16.59

Besides other major projects, SBI is also the Lead Bank for the two Ultra Mega Power Projects in the country which have achieved financial closure and are presently under implementation. Analysts tracking project finance deals have been consistently ranking the Bank in leading positions in the Asia Pacific Region/globally.

B.4 Stressed Assets Management Group (SAMG)

The performance of SAMG during the year 2008-09 is given in the table below.

Table : 3 SAMG – Highlights

(Amount in Rs. crores)

1	Cash Recovery in NPA	354
2	Upgradation to Standard Assets	245
3	Write Offs	588
4	Gross reduction in NPAs (1+2+3)	1187
5	Recovery in written off accounts	418

- Stressed Assets Management Group (SAMG), originally set up to take over all NPAs with outstandings of Rs.5 crores and above, has expanded its role to resolve all NPAs of Rs.1 crore and above across the country with a view to provide focussed efforts in resolution of NPAs.
- 106 Stressed Assets Resolution Centres (SARCs) have been opened across the country for focussed resolution of NPAs with outstandings upto Rs.1 crore in SME and Personal segments. Out of these, 45 independent SARCs were brought under SAMG in a phased manner to give further fillip to the Bank's recovery efforts. The performance of SARCs is encouraging and substantial progress in the Management of NPAs has been achieved. Proactive steps have also been taken for prevention of NPAs by making demands on customers BEFORE DEFAULT and on FIRST DEFAULT.

C. MID-CORPORATE GROUP (MCG)

Table : 4 MCG – Highlights

(Amount in Rs. crores)

Particulars	As on 31.03.2008	As on 31.03.2009	growth %
Deposits	15,428	19,169	24.25
Advances (Excluding off-site)	85,887	1,06,466	23.96
Advances (Including off-site)	1,02,052	1,25,951	23.41

- The Group handles about 42% of the total C&I non-food advances of the Bank. It operates through 8 Regional Offices and 53 branches.



टेबमा शिपयार्ड लिमिटेड, हमारी सिरुथोजिल शाखा, चेन्नई का एक ग्राहक तथा मिड कारपोरेट ग्रुप क्षेत्रीय कार्यालय, चेन्नई द्वारा वित्तपोषित.

Tebma Shipyards Ltd., a customer of our Siruthozhil Branch, Chennai, financed by our Mid Corporate Group Regional Office, Chennai.

- चालू वर्ष के दौरान मध्य कारपोरेट समूह के 540 नए मध्य कारपोरेट ग्राहक शामिल हुए।
- नए उन्नतिशील नगरों और 'श्रेणी II' के शहरों में मध्य कारपोरेट समूह ग्राहकों पर केंद्रित सेवा प्रदान करने की दृष्टि से 23 नए शाखेतर कार्यालय और पूर्ववर्ती स्टेट बैंक आफ सौराष्ट्र की 4 शाखाएँ मध्य कारपोरेट समूह में आ गईं।
- अग्रिमों की औसत आय मार्च 2008 के 9.73% के स्तर से बढ़कर मार्च 2009 में 11.62% हो गई।

नए प्रयास

- ई-ट्रेड एसबीआई उत्पाद प्रारंभ किया गया जिसमें विपणन का दायित्व मध्य कारपोरेट समूह को सौंपा गया। इस उत्पाद से ग्राहक चौबीसों घंटे सातों दिन अपने कार्यालय या किसी अन्य स्थान से अपना लेनदेन कर सकते हैं और वेब आधारित सॉफ्टवेयर के माध्यम से लेनदेन पर नजर रख सकते हैं।
- 5 मध्य कारपोरेट ऋण संचालन इकाइयाँ वर्ष के दौरान मध्य कारपोरेट समूह के नियंत्रणाधीन लाई गईं। ये इकाइयाँ मुख्यतया शाखेतर केंद्रों पर मध्य कारपोरेट ग्राहकों को केंद्रीकृत प्रक्रिया संबंधी कार्य, सेवा और प्रलेखन सुविधाएँ उपलब्ध कराती हैं।

नए उत्पाद

- आयात आढ़त एक नया उत्पाद है जो एसबीआई फैक्टर्स एंड कॉमर्शियल सर्विसेज लि. के. सहयोग से शुरू किया गया।

ग.1 स्वर्ण बैंकिंग

- बैंक ने बड़े पैमाने पर बुलियन व्यवसाय शुरू करने के लिए अनेक पहल की हैं।
- स्वर्ण सिक्कों की खुदरा बिक्री करने वाली शाखाओं की संख्या वर्ष 2008 में 250 थी जो बढ़कर वर्ष 2009 में 518 हो गई। इस योजना को वर्ष 2009-10 में देश के सभी महत्वपूर्ण केंद्रों में लागू कर दिया जाएगा। इसी के साथ स्वर्ण सिक्कों की बिक्री करने वाली शाखाओं की संख्या लगभग 1100 हो जाएगी। बैंक कारपोरेट ग्राहकों को उनकी आवश्यकता के अनुसार स्वर्ण सिक्कों की आपूर्ति भी करता हैं।
- बैंक द्वारा जौहरियों को धातु ऋणों में निवेश करने के लिए घरेलू बाजार से स्वर्ण जुटाने के लिए 50 शाखाओ में स्वर्ण जमा योजना फिर से शुरू की गई।
- बैंक मुंबई में एक अलग बुलियन शाखा स्थापित करने जा रहा है जिससे बुलियन व्यवसाय पर ध्यान केंद्रित किया जा सके।

घ. राष्ट्रीय बैंकिंग समूह (एनबीजी)

- बैंक के राष्ट्रीय बैंकिंग समूह (एनबीजी) में तीन व्यवसाय समूह आते हैं। ये हैं वैयक्तिक बैंकिंग, लघु एवं मध्यम उद्यम (एसएमई) और सरकारी बैंकिंग तथा यह 31.03.2009 को कुल देशीय ऋण में 34.41% और कुल देशीय जमाराशियों में (अंतर बैंक जमाराशियों को छोड़कर) 59.21% हिस्सा संभालता है।
- वर्ष के दौरान असम में सोनपुर (कामरूप जिला) में 11,111वीं शाखा खोलकर बैंक ने एक और मील का पत्थर पार किया। इस शाखा का उद्घाटन जनवरी 09 में माननीय गृहमंत्री श्री पी. चिदंबरम द्वारा किया गया।
- वर्ष के दौरान, स्टेट बैंक ऑफ सौराष्ट्र का विलय हो जाने के कारण 461 शाखाओं के जुड़ जाने के अलावा, राष्ट्रीय बैंकिंग समूह और ग्रामीण बैंकिंग समूह के अंतर्गत 807 नई देशीय शाखाएं खोली गईं और मार्च 2009 के अंत में बैंक के पास 11,448 देशीय शाखाओं का एक व्यापक नेटवर्क था।

तालिका : 5 राष्ट्रीय बैंकिंग समूह - उल्लेखनीय तथ्य

(राशि करोड़ रुपये में)

विवरण	31.03.2008 को	31.03.2009 को	वृद्धि का %
जमाराशियाँ (अंतर बैंक को छोड़कर)	2,99,644	4,12,329	37.61
अग्रिम (खाद्य और अंतर बैंक को छोड़कर)	1,32,545	1,53,814	16.05

घ.1 वैयक्तिक बैंकिंग व्यवसाय इकाई (पीबीबीयू)

वैयक्तिक बैंकिंग व्यवसाय इकाई (पीबीबीयू) का 31.03.09 को बैंक के कुल देशीय खंडवार अग्रिमों में लगभग 23.66% और देशीय जमाराशियों में 51.44% का अंशदान था। समूह देशभर में फैली अपनी 11,448 शाखाओं के माध्यम से अपने इस कारोबार का संचालन करता है।

वर्ष 2008-09 के दौरान पीबीबीयू का निष्पादन निम्नलिखित तालिका में दिया गया है :

(राशि करोड़ रुपये में)

विवरण	31.03.08 को	31.03.09 को	वृद्धि का %
जमाराशियाँ	2,43,814	3,39,326	39.17
अग्रिम	90,473	1,06,954	18.22

- 540 new mid-corporate clients were added by the MCG during the current year.
- To ensure focussed service to MCG customers in upcoming towns and "Tier II" cities, 23 new off-site branches and 4 erstwhile SBS branches have been added to MCG.
- The average yield on advances went up from 9.73% in March 2008 to 11.62% in March, 2009.

Initiatives taken

- e-Trade sbi has been launched with marketing under the ownership of MCG. The product enables customers to handle their transactions from their office or any other place 24x7 and keep track of the transactions through web based software.
- 5 Mid-Corporate Loan Administration Units, which provide centralized processing, servicing & documentation facilities to MCG customers, mainly at Off-site Centres, were brought under MCG's control during the year.

New Products

- Import factoring, a new product, was launched in association with SBI Factors & Commercial Services Ltd.

C.1 Gold Banking

- The Bank has taken several initiatives to undertake bullion business in a big way.
- The number of branches for retail sale of gold coins has increased from 250 in 2008 to 518 in 2009. The Scheme will be extended to cover all important centres of the country in 2009-10 by increasing the number of branches selling gold coins to about 1100. The Bank also undertakes supply of customised gold coins to corporates.
- The Bank has re-launched Gold Deposit Scheme at 50 branches to mobilise gold from domestic market for deployment as metal loans to jewellers.
- The Bank is in the process of setting up a dedicated Bullion branch at Mumbai to undertake bullion business in a focussed manner.

D. NATIONAL BANKING GROUP (NBG)

- National Banking Group consists of three Business Groups viz., Personal Banking, Small & Medium Enterprise (SME), and Government Banking and handles 34.41% of the total domestic credit and 59.21% of the total domestic deposit business (excluding inter bank deposits) of the Bank as on 31.03.2009.
- During the year, the Bank achieved another milestone by opening its 11,111th Branch at Sonapur (Kamrup District) in Assam, which was inaugurated in Jan 09 by the Hon. Home Minister Shri P. Chidambaram.
- During the year, apart from an addition of 461 branches on account of SBS merger, 807 new domestic branches were also opened (under NBG and RBG), and the Bank had a vast network of 11,448 domestic branches at the end of March 2009.

Table : 5 NBG - Highlights

(Amount in Rs. crores)

Particulars	As on 31.03.2008	As on 31.03.2009	growth %
Deposits (excluding inter bank)	2,99,644	4,12,329	37.61
Advances (excluding food and inter bank)	1,32,545	1,53,814	16.05

D.1 Personal Banking Business Unit (PBBU)

PBBU handles about 23.66 % of the total domestic segmental advances and 51.44% of the total domestic deposits of the Bank as on 31.03.09 through 11,448 branches spread throughout India.

Performance of PBBU during 2008-09 is given in the following table :

(Amount in Rs. crores)

Particulars	As on 31.03.2008	As on 31.03.2009	growth %
Deposits	2,43,814	3,39,326	39.17
Advances	90,473	1,06,954	18.22

- दिनांक 31/03/2009 को व्यक्तिगत आवास ऋण संवितरणों के अनुसार इस वर्ष अनुसूचित वाणिज्यिक बैंकों (एससीबी) और आवास वित्त कंपनियों (एचएफसी) के बीच भारतीय स्टेट बैंक एक बार फिर से एक अग्रणी के रूप में उभरकर सामने आया है।
- वर्ष के दौरान भारतीय स्टेट बैंक ने भारत सरकार द्वारा घोषित प्रोत्साहनों को देखते हुए तीन नए उत्पाद - अर्थात, एसबीआई विशेष गृह ऋण, एसबीआई हैपी होम ऋण और एसबीआई लाइफ स्टाइल प्रारंभ किए। इन पहलों से आवास ऋण खंड में कम लागत वाले और सामर्थ्य भीतर ऋणों की उपलब्धता बढ़ाने में मदद मिली जिससे नए आवास ऋणों में ग्राहकों की रुचि बढ़ी। एसबीआई ग्रीन होम शुरू करके भवन निर्माताओं को पर्यावरण अनुकूल आवास परियोजनाएँ लाने के लिए प्रोत्साहित करने का प्रयास किया गया।
- भारतीय स्टेट बैंक शिक्षा ऋणों में बाजार में सबसे आगे है और सरकारी क्षेत्र के बैंकों में अपना 24 प्रतिशत बाजार अंश बनाए हुए है। वर्ष के दौरान शिक्षा ऋणों में रु. 2,203.33 करोड़ की वृद्धि हुई। आइआइएम/आइआइटी/एआइआइएमएस/प्रबंधन संस्थानों आदि जैसे 59 विशिष्ट संस्थानों में प्रवेश लेने वाले विद्यार्थियों के लिए रियायती ब्याज दरों और शर्तों पर एसबीआइ स्कॉलर ऋण सीमा को विस्तारित किया गया है। ऋण सीमा बढ़ाकर रु. 15 लाख कर दी गई है।
- भारतीय स्टेट बैंक अक्तूबर 2008 से 13% से अधिक अंश के साथ मारुति और हुंडई कारों का सबसे बड़ा वित्तपोषक बन गया है।
- एजी नीलसन एण्ड कंपनी के सहयोग से सीएनबीसी टीवी18 द्वारा कराए गए एक सर्वेक्षण में सीएनबीसी आवाज उपभोक्ता पुरस्कारों में बैंक को लगातार तीसरे वर्ष "अत्यधिक पसंदीदा आवास ऋण" तथा 'अत्यधिक पसंदीदा बैंक' घोषित किया गया।
- बैंक को आउटलुक मनी द्वारा भी वर्ष 2008 के लिए 'सर्वोत्कृष्ट गृह ऋणप्रदाता' और 'सर्वश्रेष्ठ बैंक' चुना गया है।
- वर्ष के दौरान, बैंक ने टाटा की 'नैनो' कारों का बुकिंग कार्य संभालने के लिए टाटा मोटर्स के साथ एक विशिष्ट करार किया।



परिसंपत्तियों पर आय
Return on Assets
(%)
आरओए RoA
0.84
1.01
1.04
2006-07
2007-08
2008-09

- भारतीय स्टेट बैंक ने अपनी वेबसाइट पर वाहन ऋण के संबंध में पूछे जाने वाले प्रश्नों का पंजीकरण कराने के लिए और उन पर शीघ्रता से अनुवर्ती कार्रवाई करने तथा उन्हें वाहन ऋणों के रूप में परिवर्तित करने के लिए ऑन लाइन आवेदन फार्म की शुरुआत की है।
- 1000 दिनों के लिए जमाराशियां संगृहीत करने के लिए एसबीआइ-1000 के नाम से एक विशेष जमा उत्पाद शुरू किया गया जिसे भारी सफलता प्राप्त हुई और इससे लगभग रु. 40,000 करोड़ संगृहीत हुए।
- वर्ष के दौरान बैंक ने इक्विटी अभिदानों, आइपीओ और राइट शेयरों के लिए आवेदन करने में निवेशकों की सहायता हेतु एएसबीए (ब्लाक्ड खाते की सहायता से आवेदन करने) के लिए 'ई-इन्वेस्ट' योजना शुरू की है।
- वर्ष के दौरान बैंक ने 174 लाख से अधिक नए बचत बैंक खाते खोले जबकि पिछले वर्ष 78 लाख खाते खोले गए थे।

घ.2 एसएमई व्यवसाय इकाई (एसएमईबीयू)

- बैंक एसएमई क्षेत्र के एक ऋणदाता के रूप में सबसे आगे बना हुआ है। एसएमई क्षेत्र से व्यवसाय जुटाने के लिए बैंक बहुविध-कार्यनीतियां कार्यान्वित कर रहा है। उन्हें अनेक प्रकार के उत्पाद एवं सेवाएं मुहैया करा रहा है। एसएमई को दिए गए अग्रिम बैंक के कुल देशीय अग्रिमों का 20.66 प्रतिशत हैं। एसएमई के अंतर्गत बैंक का व्यवसाय निष्पादन निम्नानुसार है:

(राशि करोड़ रुपए में)

विवरण	31.03.08 को	31.03.09 को	वृद्धि का %
जमाराशियां	1,67,426	2,20,468	33.48
अग्रिम	79,717	95,893	20.29

वर्ष के दौरान उपलब्धियां/नए प्रयास

- अर्थव्यवस्था के धीमी होने पर, भारतीय स्टेट बैंक में एसएमई बैंकिंग के लिए अनेक राहतें एवं रियायतें दी गईं। एसएमई इकाइयों की तुरंत निधि की अपेक्षाओं को पूरा करने के लिए दो नई योजनाएं, अर्थात एसएमइ केयर और एसएमई हेल्प शुरू की गई हैं। इन योजनाओं के अंतर्गत, उदारीकृत शर्तों एवं 8 प्रतिशत वार्षिक रियायती ब्याज दर पर वित्त संस्वीकृत किया जा रहा है।
- उद्योग के बड़े विक्रेताओं से लेकर और उनके डीलरों तक सभी को वित्त प्रदान करने के लिए वर्ष के दौरान एक केन्द्रीकृत इकाई ने कार्य करना शुरू कर दिया है।
- ट्रेडर्स इजी लोन, एसएमई स्मार्ट स्कोर और एसएमई क्रेडिट कार्ड योजनाओं हेतु एसबीआइ वेबसाइट के माध्यम से ऋण आवेदनों का वेब आधारित पंजीकरण शुरू किया गया।

- SBI once again emerged as a leader among Scheduled Commercial Banks (SCBs) and Housing Finance Companies (HFCs) this year in terms of Individual Home Loans disbursements as on 31.03.2009.
- During the year, SBI introduced three new products viz., SBI Special Home Loan, SBI Happy Home Loan and SBI Lifestyle in response to the stimulus package announced by the Government of India. These initiatives have resulted in stimulating supply in low cost and affordable housing segment, which in turn has rejuvenated customers' interest in new housing. SBI Green Home has been introduced to encourage developers to come out with environment friendly residential projects.
- SBI is the market leader in Education Loans and maintaining its market share of 24% amongst PSU banks. The growth in Education Loans during the year is Rs. 2,203.33 crores. SBI Scholar Loan limit is extended to students joining 59 elite institutions like IIMs / IITs/ AIIMS / Management Institutions etc. at concessional interest rates and terms. The limit for the loans has been increased to Rs.15 lacs.
- SBI became the largest financier of Maruti and Hyundai cars with penetration of more than 13% since October 2008.
- The Bank was voted, for the third year in a row, as the "Most Preferred Housing Loan" and "Most Preferred Bank" in the CNBC AWAAZ Consumer Awards in a survey conducted by CNBC TV18 in association with AG Nielsen & Company.
- The Bank was also awarded the "Best Home Loan Provider" as well as "The Best Bank" by Outlook Money Awards, 2008.
- During the year, the Bank also entered into an exclusive arrangement with TATA Motors for handling the booking process of TATA "Nano" cars.
- SBI has launched on its web-site an on-line application form for registering Auto Loan enquiries and expeditiously monitoring and converting these leads into Auto Loans.
- A special deposit product namely SBI-1000 was introduced to mop up deposits for 1000 days which was a huge success and resulted in mopping up around Rs.40,000 crores.
- During the year, the Bank also launched "e-invest" for the ASBA (applications supported by blocked accounts) to aid investors for their equity subscriptions, IPO and Rights applications.
- The Bank opened over 174 lacs of new Savings Bank accounts during the year as against 78 lacs in the previous year.

D.2 SME Business Unit (SMEBU)

The Bank continues to retain its premier position as a lender to the SME sector. The Bank has been implementing multiple strategies to attract business from the SME segment offering them a slew of products and services. Advances to SMEs constitute 20.66% of Bank's total domestic advances. The business performance of the Bank under SME is as under:

(Amount in Rs. crores)

Particulars	As on 31.03.2008	As on 31.03.2009	Growth %
Deposits	1,67,426	2,20,468	33.48
Advances	79,717	95,893	20.29

Achievements/Initiatives during the year

- With the downturn in the economy, a slew of reliefs and concessions have been offered to SMEs banking with SBI. Two new schemes viz. SME CARE and SME Help were launched to meet the urgent fund requirements of SME units. Under these schemes, finance is being sanctioned on liberalised terms and at a concessional rate of interest of 8% p.a.
- A Centralised Unit for Supply Chain Finance was operationalised during the year to finance vendors of industry majors and their dealers.
- Web based registration of loan applications through SBI website was launched for Traders Easy Loan, SME Smart Score and SME Credit Card Schemes.


पूंजी पर्याप्तता अनुपात
Capital Adequacy Ratio
16
14
12
10
8
6
4
2
0
(%)
12.34
4.33
8.01
13.54
4.40
9.14
12.97
4.44
8.53
14.25
4.87
9.38
2006-07
2007-08
2008-09
2008-09
बेसल-I/Basel-I
बेसल-II/Basel-II
श्रेणी Tier-I
श्रेणी Tier-II

- मुंबई में एक विशेष कैपिटल मार्केट शाखा खोली गई जिसने पावर एक्सचेंज, करेंसी एक्सचेंज जैसे विभिन्न एक्सचेंजों के लिए समाशोधन एवं समाधान का कार्य करना शुरू कर दिया है।
- बैंक ने भारतीय बैंकिंग संहिता और मानक बोर्ड (बीसीएसबीआइ) के अंतर्गत व्यष्टि एवं लघु उद्यम ग्राहकों के लिए बैंक प्रतिबद्धता संहिता को अपना लिया है।
- बैंक ने देश भर में सभी स्थानीय प्रधान कार्यालयों में क्षेत्रीय एमएसएमई केयर केन्द्र स्थापित किए हैं जिससे एमएसएमई ग्राहकों की शिकायतों का मण्डल के नेटवर्क स्तर पर शीघ्र निवारण किया जा सके।
- वित्तीय वर्ष 2007-08 के लिए भारत सरकार के व्यष्टि, लघु एवं मध्यम उद्यम मंत्रालय ने बैंक को निम्नलिखित राष्ट्रीय पुरस्कार प्रदान किए हैं:
  (i) 'व्यष्टि उद्यमों के ऋणान्वयन में उत्कृष्टता हेतु राष्ट्रीय पुरस्कारों' के अंतर्गत प्रथम पुरस्कार।
  (ii) 'एमएसई के ऋणान्वयन में उत्कृष्टता हेतु राष्ट्रीय पुरस्कारों' के अंतर्गत द्वितीय पुरस्कार।
  (iii) डून एण्ड ब्राडस्ट्रीट द्वारा एसएमई को वित्त प्रदान करने के क्षेत्र में सर्वोत्कृष्ट निष्पादन के लिए भी बैंक को एक पुरस्कार प्रदान किया गया है।
- उद्योग से जुड़ी समस्याओं, श्रेष्ठ प्रथाओं आदि पर चर्चा करके उभरते हुए एसएमई उद्यमों को सशक्त बनाने के लिए, बैंक ने ज़ी बिजनेस चैनल पर 13 अंक प्रायोजित किए हैं।

घ.3 सरकारी व्यवसाय इकाई (जीबीयू)

- पेंशन को समय से और उसकी सही राशि जमा करने तथा पेंशनरों को पेंशन की बकाया राशि प्रदान करने के लिए, 14 केन्द्रीकृत पेंशन प्रक्रिया केन्द्र (सीपीपीसी) स्थापित किए गए हैं और 9116 शाखाओं के 27.38 लाख पेंशन खातों को इन 14 केन्द्रीकृत पेंशन प्रक्रिया केन्द्रों में अंतरित किया गया है।



आची मसाला, औद्योगिक वित्त शाखा, चेन्नई द्वारा वित्तपोषित एक इकाई.
Achi Masala, a unit financed by Industrial finance Branch, Chennai.

- 143 कारपोरेटों को रेल भाड़ा का ई-भुगतान करने की सुविधा प्रदान की गई है और अधिकाधिक कारपोरेट इस नई सुविधाजनक 24X7 स्वत: भुगतान प्रणाली को अपना रहे हैं।
- करों का भुगतान करने के लिए इंटरनेट बैंकिंग सुविधा को लोकप्रिय बनाया गया है जिसके परिणामस्वरूप बैंक की सीबीडीटी प्राप्तियों का 59.96% और सीबीईसी प्राप्तियों का 60.44% अब इलेक्ट्रानिक माध्यम से प्राप्त होता है।
- आय-कर का इलेक्ट्रानिक रिफण्ड करने के लिए रिफण्ड बैंकर योजना इस समय 6 केन्द्रों, अर्थात दिल्ली, मुंबई, कोलकाता, चेन्नई, बंगलूर और पटना में कार्यरत है और इसे चरणबद्ध ढंग से अन्य केन्द्रों में भी शुरू किया जाएगा।
- 14 राज्यों में राज्य सरकार की प्राप्तियों का ऑनलाइन संग्रहण करने हेतु साइबर ट्रेजरी योजना का कार्यान्वयन किया गया है और शेष राज्यों को इसमें शामिल करने का कार्य जारी है।
- नागरिक सेवा केन्द्रों (सीएससी) के माध्यम से नागरिकों से करों एवं उपभोक्ता बिलों की राशि का संग्रहण करने हेतु उनके ई-गवर्नेंस प्रोजेक्ट के लिए बैंक दिल्ली राज्य सरकार के साथ भागीदारी कर रहा है।

ङ. ग्रामीण व्यवसाय समूह

- ग्रामीण व्यवसाय समूह सभी ग्रामीण एवं अर्ध-शहरी केन्द्रों में बैंक का कारोबार संभालता है। वर्तमान में यह रु. 2,15,931 करोड़ के जमा संविभाग और रु. 1,20,617 करोड़ के ऋण संविभाग का संचालन कर रहा है, जो 31.03.2009 को बैंक की कुल देशीय जमा एवं ऋण संविभाग का क्रमश: 32% एवं 26% है।

(राशि करोड़ रुपए में)

विवरण	31.03.08 को	31.03.09 को	वृद्धि का %
जमाराशियां	1,65,852	2,15,931	30.19
अग्रिम	1,01,850	1,20,617	18.46

वर्ष के उल्लेखनीय तथ्य / नए प्रयास

- जमा एवं अग्रिम दोनों में वृद्धि की दर सभी अनुसूचित वाणिज्यिक बैंकों की ग्रामीण एवं अर्ध-शहरी शाखाओं की वृद्धि दर की तुलना में बेहतर रही। परिणामस्वरूप, ग्रामीण एवं अर्ध शहरी क्षेत्रों में बैंक के बाजार अंश में मार्च और दिसंबर 2008 के बीच जमाओं में 1.35% और अग्रिमों में 1.27% की वृद्धि हुई।

- A Special Capital Market Branch was opened at Mumbai which has started clearing and settlement operations for various exchanges like Power Exchanges, Currency Exchanges.
- Bank has adopted the Code of Bank's commitment to Micro and Small Enterprise customers under the Banking Codes & Standards Board of India (BCSBI).
- Bank has established Regional MSME Care Centres at all Local Head Offices across the country to facilitate MSME customers for quick redressal of their grievances at the network level of a circle.
- The Bank was conferred the following National awards by the Government of India (GOI), Ministry of Micro Small and Medium Enterprises for the FY 2007-08:
  - (i) First under "National Awards for excellence in lending to Micro Enterprises".
  - (ii) Second under "National Awards for Excellence in MSE Lending".
  - (iii) The Bank was also presented an award for outstanding performance in the area of finance to SMEs by Dun & Bradstreet.
- To empower the emerging SME entrepreneurs by discussing specific industry problems, best practices etc., the Bank has sponsored 13 episodes in Zee Business channel.

D.3 Government Business Unit (GBU)

- In order to provide timely and accurate credit of Pension as well as its arrears to Pensioners, 14 Centralised Pension Processing Centres (CPPCs) have been established and 27.38 lakh Pension Accounts have been migrated from 9116 branches to the 14 CPPCs.
- Facility for e-payment of Railway Freight has been provided to 143 Corporates and more and more Corporates are adopting this new convenient 24x7 automated payment system.
- Internet Banking facility has been popularized for payment of taxes as a result of which 59.96% of CBDT receipts and 60.44% of CBEC receipts of the Bank are now through e- mode.
- Refund Banker Scheme for electronic refund of Income Tax is now operational at 6 centres viz. Delhi, Mumbai, Kolkata, Chennai, Bangalore and Patna and will be extended to other centres in a phased manner.
- Cyber Treasury for online collection of State Govt. receipts has been implemented in 14 States and remaining States are in the process of being covered.
- Bank is partnering State Government of Delhi for their e-governance project for collection of taxes and utility payments from citizens through Citizen Service Centres (CSCs).

E. RURAL BUSINESS GROUP

Rural Business Group, which deals with the business of the Bank at all rural and semi urban centres, now handles a deposit portfolio of Rs. 2,15,931 crores and a credit portfolio of Rs. 1,20,617 crores, which is 32% and 26% of the Bank's total domestic deposit and credit portfolio respectively as on 31.03.2009.

(Amount in Rs. crores)

Particulars	As on 31.03.2008	As on 31.03.2009	Growth %
Deposits	1,65,852	2,15,931	30.19
Advances	1,01,850	1,20,617	18.46

Highlights/Initiatives during the year

- The rate of growth, both in deposits and advances, has been better than the growth rate of ASCB rural and semi urban branches. As a result, the Bank's market share in rural and semi urban areas improved by 1.35% in deposits and 1.27% in advances between March and December 2008.



भारतीय स्टेट बैंक और स्टेट बैंक समूह का निवल लाभ
Net Profit of SBI and State Bank Group
(रु. करोड़ Rs. Crore)
12000
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
4541
6364
6729
8961
9121
10955
2006-07
2007-08
2008-09
भारतीय स्टेट बैंक SBI
स्टेट बैंक समूह SBG

- इस समूह में चालू खाता और बचत खाता (कासा) जमाओं का उच्च अनुपात (कुल जमाओं का 54%) इसकी कम लागत वाली जमाओं में 5.23% का योगदान करता है, जो सम्पूर्ण बैंक की कम लागत वाली जमाओं के औसत 6.03% की तुलना में काफी कम है।
- इस व्यवसाय कार्य नीति में बहु स्तरीय व्यवसाय संग्रहण एजेंटों की नियुक्ति करने के साथ साथ कार्यालय स्तर पर प्रक्रिया क्षमता बढ़ाने जैसे उपाय किए गए हैं।
- बाजार स्तर पर व्यवसाय संग्रहण कार्य दल में शाखाओं के अलावा विपणन एवं वसूली अधिकारी (ओएमआर) और व्यवसाय सहयोगी तथा व्यवसाय प्रतिनिधि जैसे वैकल्पिक माध्यम सम्मिलित हैं।
- लगभग 4800 की संख्या में विपणन एवं वसूली अधिकारी अब न केवल उच्च राशि वाले कृषि खण्ड के ऋणों के लिए अपितु सभी खण्डों में सभी प्रकार के जमा, ऋणों और प्रति-विक्रय वाले उत्पादों का व्यवसाय भी जुटा रहे हैं।
- बैंक ने व्यवसाय प्रतिनिधियों/व्यवसाय सहयोगियों के लगभग 18,000 ग्राहक सेवा केंद्र (सीएसपी)/बिक्री केंद्र स्थापित किए हैं। राष्ट्रीय स्तर के कुछ व्यवसाय प्रतिनिधियों/व्यवसाय सहयोगियों में भारतीय डाक विभाग एवं आइटीसी भी हैं। वर्ष के दौरान, भारतीय डाक विभाग के साथ गठजोड़ अब राष्ट्रीय स्तर पर भी लागू हो गया है और इस समय सभी राज्यों में 5,200 से अधिक डाक घर इसमें शामिल हैं।
- अपनी शाखा स्तरीय पहुंच बढ़ाने के लिए, बैंक ने वित्त वर्ष 2009 के दौरान ग्रामीण एवं अर्ध शहरी क्षेत्रों में लगभग 481 नई शाखाएं खोली है।
- प्रक्रिया क्षमता बढ़ाने के लिए, चालू वर्ष के दौरान 158 ग्रामीण केन्द्रीय प्रक्रिया केन्द्र (आरसीपीसी) खोले गए हैं।


प्रति कर्मचारी व्यवसाय
Business per Employee
(रू.Rs. 000)
35700
45600
55600
2006-07
2007-08
2008-09

ङ.1 कृषि व्यवसाय:

तालिका : 6 कृषि - उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	31.03.08 को	31.03.09 को	वृद्धि का %
जमाराशियां	8,777	12,407	41%
अग्रिम	45,797	54,678	19%

वर्ष के दौरान उपलब्धियां

- बैंक ने लगातार दूसरी बार वित्त वर्ष 2008-09 में 18.46% की वृद्धि के साथ कृषि प्राथमिकता प्राप्त क्षेत्र के अग्रिमों में 18% के न्यूनतम मानदण्ड को पार किया है।
- बैंक कृषि ऋणों में सरकारी लक्ष्य से और आगे बढ़ गया है और इसने रु. 28,000 करोड़ के लक्ष्य की तुलना में वर्ष 2008-09 में रु. 28,442 करोड़ के कृषि ऋण संवितरित किए तथा वर्ष के दौरान 7.40 लाख किसानों के लक्ष्य की तुलना में 10.68 लाख नए किसानों का वित्तपोषण किया।
- वित्त वर्ष 2008-09 में बैंक द्वारा कृषि अनर्जक आस्तियों में 50% से अधिक की कमी लाई गई (अनर्जक आस्तियां रु. 3,079 करोड़ से घटकर रु. 1,454 करोड़ हो गईं)।
- ऋणों की गुणवत्ता में सुधार लाने और इनके विविधीकरण के लिए, बागवानी, डेयरी, मत्स्य पालन, खाद्य प्रसंस्करण, बायोटेक्नोलॉजी, आदि जैसे प्रमुख क्षेत्रों के लिए राष्ट्रीय व्यवसाय योजना के अंतर्गत क्षेत्र विकास योजनाएं तैयार की गई हैं।
- ठेके पर खेती और इससे जुड़े लोगों के वित्तपोषण पर जोर देना जारी रखा गया।
- कृषकों के साथ संबंध : ग्राहक जागरूकता बढ़ाने और कृषक समुदाय के साथ लगातार संबंध बनाए रखने के लिए, 'किसानों के साथ संबंध कार्यक्रम' के अंतर्गत कई नए प्रयास किए गए। वित्त वर्ष 09 की उपलब्धियां नीचे प्रस्तुत की गई हैं।

प्रयास	उपलब्धि
ग्राम-अंगीकरण (भारतीय स्टेट बैंक का अपना गांव)	209
किसान क्लबों का गठन	1968
कृषक बैठकों का संचालन	29653
किसान मंच की स्थापना	28

- बैंक ने 6,550 से अधिक कृषि शाखाओं में 42 लाख किसानों को शामिल करते हुए भारत सरकार की कृषि ऋण माफी एवं ऋण राहत योजना, 2008 का सफलतापूर्वक कार्यान्वयन किया।

- High proportion (54% of total deposits) of Current Account & Savings Account (CASA) deposits in the group contributes to its lower cost of deposits at 5.23%, which is significantly lower than the Whole Bank average of 6.03%.
- The business strategy envisaged setting up of multi pronged sourcing agents coupled with improved back end processing capacity.
- Front end sourcing force comprises, besides branches, alternate channels like Officers Marketing and Recovery (OMR) and Business Facilitators (BFs) and Business Correspondents (BCs).
- OMRs numbering around 4800 now source not only high value Agriculture segment loans but all types of deposits, loans and cross-selling products across all the segments.
- The Bank has appointed about 18,000 Customer Service Point (CSP)/outlets of Business Correspondents/Business Facilitators (BC/BFs). Some of the national level BC/BFs are India Post and ITC. During the year, the alliance with India Post has been scaled up nation wide and now covers more than 5,200 Post Offices across all States.
- To increase its outreach, the Bank has opened about 481 new branches in rural and semi urban areas during FY-09.
- To improve the processing capacity, 158 Rural Central Processing Centres (RCPCs) have been opened during FY-09.

E.1 Agri Business:

Table : 6 Agriculture – Highlights

(Amount in Rs. crores)

Particulars	As on 31.03.2008	As on 31.03.2009	Growth %
Deposits	8,777	12,407	41%
Advances	45,797	54,678	19%

Achievements during the year

- The Bank has consecutively for the second time crossed the 18% Benchmark in Agri Priority Sector Advances with achievement of 18.46% in FY '09.
- The Bank has surpassed the GOI target for credit flow to Agriculture by achieving Agri. disbursements of Rs. 28,442 crores in 2008-09 against the target of Rs. 28,000 crores and financed 10.68 lac new farmers against the target of 7.40 lac during the year.
- The Bank achieved more than 50% absolute reduction in Agri NPAs (NPAs reduced to Rs. 1,454 crores from Rs 3,079 crores) in FY '09.
- To improve quality of lendings and diversification of portfolio, Area Development Schemes have been prepared under National Business Plan, covering thrust areas viz. Horticulture, Dairy, Fisheries, Food Processing, Biotechnology, etc.
- Thrust continues to be laid on Contract Farming and Value Chain Financing.
- Bonding with Farmers: To enhance customer awareness and ensure continued relationship with the farming community, various initiatives have been taken under 'Bonding with Farmers'. Achievements during FY '09 are given in the table.

Initiative	Achievement
Villages adopted (SBI ka Apna Gaon)	209
Farmers' Clubs formed	1968
Farmers' Meets conducted	29653
Kisan Manch established	28

- The Bank has successfully implemented Agricultural Debt Waiver & Debt Relief Scheme, 2008 of GOI in more than 6,550 Agri lending



सातारा जिले में शेरी फार्म्स में स्थित जरबेरा फूलों के बगीचे का एक दृश्य. इसका वित्तपोषण हमारी पाटन शाखा ने किया है.

A view of Gerbera Garden at Sheri Farms in Satara District financed by our Patan Branch.

बैंक ने रु. 5,287 करोड़ के कृषि ऋण माफी दावे भारतीय रिजर्व बैंक के पास प्रस्तुत किए हैं और रु. 2,168 करोड़ की प्रथम किस्त (दावे का 41%) प्राप्त हो गई है।

व्यष्टि वित्त एवं वित्तीय समावेशन :

- स्वयं सहायता समूह - बैंक ऋणान्वयन कार्यक्रम में बैंक सबसे आगे है। बैंक ने अब तक 13.73 लाख स्वयं सहायता समूहों के साथ ऋणान्वयन में सहभागिता की है और यह रु. 8,050 करोड़ की राशि तक के ऋण संवितरित कर चुका है। बैंक ने स्वयं सहायता समूह क्रेडिट कार्ड और स्वयं सहायता समूह गोल्ड कार्ड जैसे अनेक अतुलनीय उत्पाद शुरू किए हैं।
- स्वयं सहायता समूहों को आगे उधार देने के लिए गैर-सरकारी संगठनों/व्यष्टि वित्त संस्थाओं को वित्त उपलब्ध कराने हेतु एक नई योजना शुरू की गई है।
- 'ग्रामीण शक्ति' के नाम से एक व्यष्टि बीमा उत्पाद शुरू किया गया है।
- डून एण्ड ब्राडस्ट्रीट द्वारा ग्रामीण पहुँच के लिए भारतीय स्टेट बैंक को सरकारी क्षेत्र के सर्वश्रेष्ठ बैंक के रूप में पुरस्कृत किया गया है।
- उड़ीसा, झारखंड, महाराष्ट्र, उत्तराखण्ड, तमिलनाडु और उत्तर प्रदेश में स्वयं सहायता समूह-बैंक ऋणान्वयन में शीर्ष स्थान पर रहने के लिए बैंक ने पुरस्कार प्राप्त किए हैं।
- बैंकिंग सेवाओं की परिधि में लाए गए बैंकिंग सुविधा रहित गांवों की संख्या मार्च 2008 में 12,515 थी जो मार्च 2009 में बढ़कर लगभग 53,000 तक पहुँच गई।
- बैंक की सरकारी हितलाभ भुगतानों से संबंधित इलेक्ट्रानिक हितलाभ अंतरण (ईबीटी) परियोजनाओं में प्रमुख भूमिका रही है और यह 5 राज्यों में इन परियोजनाओं में सहभागी है।

वित्तीय समावेशन के लिए बहुविध-आइटी आधारित माध्यम:

- बैंकिंग सेवा से वंचित सामान्य नागरिकों को न्यूनतम लागत के साथ बैंकिंग सेवा प्रदान करने में साधन, समाधान, परिचालन संबंधी जानकारी और सेवा की गुणवत्ता के मामले में बैंक ने सामान्य से कहीं अधिक आधुनिक प्रौद्योगिकी का उपयोग किया है। इनमें से कुछ प्रौद्योगिकी आधारित माध्यम निम्नानुसार हैं :

  क) एसबीआइ टाइनी- स्मार्ट कार्ड आधारित खाते: यह एक सुरक्षित खाता है जो ग्राहक की बायोमीट्रिक पहचान करने के पश्चात ही लेनदेन करने देता है। इसमें आरएफआइडी प्रौद्योगिकी का प्रयोग किया गया है। इसमें बैंक का एक प्रौद्योगिकी भागीदार भी है। अब तक लगभग 19.11 लाख ग्राहकों का नामांकन किया जा चुका है। ग्राहक आधार बढ़ाने के लिए, अलग प्रकार की प्रौद्योगिकी पर आधारित कार्ड शुरू किए गए हैं और इनके लिए लगभग 4.5 लाख ग्राहकों का नामांकन किया जा चुका है।

  ख) इंटरनेट आधारित सेवा केंद्र : अगस्त 2008 में शुरू किए गए इस पी सी आधारित समाधान से गांवों में विद्यमान इन केंद्रों में बुनियादी सुविधाएँ बढ़ाई गई हैं। लेनदेन समान रूप से सुरक्षित है क्योंकि यह ग्राहक की बायोमीट्रिक पहचान करने के पश्चात लेनदेन करने की अनुमति देता है।

  ग) मोबाइल आधारित खाते : ये खाते मोबाइल फोन आधारित सस्ते तकनीकी समाधान के साथ कार्य करते हैं । वर्तमान में नई दिल्ली के उत्तम नगर में एक प्रायोगिक परियोजना कार्यान्वित की जा रही है।

  घ) कम लागत वाले बायोमीट्रिक एटीएम: कम लागत वाले बायोमीट्रिक एटीएम लगाने के कार्य की शुरुआत तमिलनाडु के कुड्डलूर जिले से की गई है। इस प्लेटफार्म का बड़े पैमाने पर विस्तार किया जाएगा।

ङ.2 क्षेत्रीय ग्रामीण बैंक (आरआरबी)

- समामेलन के पश्चात बैंक के 17 क्षेत्रीय ग्रामीण बैंक हैं जिसका 2557 शाखाओं का नेटवर्क देशभर में 17 राज्यों के 122 जिलों में फैला है। 31 मार्च 2009 को बैंक द्वारा प्रायोजित क्षेत्रीय ग्रामीण बैंकों की सकल जमाराशियां एवं अग्रिम क्रमशः रु.17,273 करोड़ एवं रु. 10,242 करोड़ रहे। मार्च 2008 को लाभ रु.115.68 करोड़ था जो मार्च 2009 तक बढ़कर रु. 203.31 करोड़ हो गया।
- क्षेत्रीय ग्रामीण बैंकों का वर्गीकरण और उनकी शाखाओं, संगठनात्मक संरचना आदि के संबंध में क्षेत्रीय ग्रामीण बैंकों के लिए एक व्यापक मानव संसाधन नीति तैयार करने हेतु गठित समिति (डॉ. थोराट समिति) की संस्तुतियां, जिन्हें सरकार द्वारा स्वीकृत कर लिया गया है, का कार्यान्वयन हमारे द्वारा प्रायोजित सभी क्षेत्रीय ग्रामीण बैंकों में किया गया है।

ङ.3 अनुसूचित जातियों एवं अनुसूचित जनजातियों को दी गई ऋण सहायता

- 31 मार्च 2009 को अनुसूचित जातियों एवं अनुसूचित जनजातियों को बैंक द्वारा उपलब्ध कराई गई ऋण सहायता रु.12,939 करोड़ रही जो बैंक के प्राथमिकता प्राप्त क्षेत्र के अग्रिमों का 7.9 प्रतिशत है।

तालिका : 7 अनुसूचित जाति / अनुसूचित जनजाति के ऋणियों से की गई वसूली की स्थिति (योजनावार)

योजना	वसूली का प्रतिशत
प्रधान मंत्री रोजगार योजना (पीएमआरवाई)	34.62
स्वर्णजयंती ग्राम स्वरोजगार योजना (एसजीएसवाई)	43.14
स्वर्णजयंती शहरी रोजगार योजना (एसजेएसआरवाई)	36.73
सफाई कर्मचारी मुक्ति और पुनर्वास योजना (एसएलआरएस)	28.08
विभेदक ब्याज दर योजना (डीआरआइ)	42.39

branches, covering 42 lac farmers. The Bank has submitted Agri. Debt Waiver claim of Rs. 5,287 crores to RBI and received first instalment of Rs. 2,168 crores (41% of the claim).

Micro Finance and Financial Inclusion:

- The Bank is the market leader in SHG-Bank credit linkage programme having credit linked so far 13.73 lakh SHGs and disbursed loans to the extent of Rs. 8,050 crores. Bank has rolled out several unique products like SHG Credit card and SHG Gold Card.
- A new scheme for financing NGOs/MFIs for on-lending to SHGs has been introduced.
- A Micro Insurance product - Grameen Shakti has been rolled out.
- SBI has been rated as the Best Public Sector Bank for Rural Reach by Dun & Bradstreet.
- The Bank has won awards for topping SHG-Bank Credit linkage in Orissa, Jharkhand, Maharashtra, Uttarakhand, Tamil Nadu and Uttar Pradesh.
- Coverage of unbanked village increased from 12,515 in March 2008 to about 53,000 upto March 2009.
- The Bank is the major player in Electronic Benefit Transfer (EBT) projects of Government benefit payments, with participation in 5 States.

Multiple IT enabled channels for Financial Inclusion:

- The Bank has gone beyond the usual domains of technology in terms of platform, solution, operational details and service contents in a very aggressive manner to serve the excluded common citizen with minimal costs. Some of these channels are:

  a) SBI Tiny - Smart Card based accounts: This is a secure account working on biometric validation of the customer and RFID technology. Around 19.11 lakh customers have been enrolled with one technology partner. To broad base the outreach, cards of a different technology have been introduced and about 4.5 lakh customers enrolled.

  b) Internet based kiosk channel: This PC based solution launched in August 2008 leverages existing kiosk infrastructure in villages. Transactions are equally secure as this channel also works on biometric validation of the customer.

  c) Mobile based accounts: These accounts work with mobile phone based low cost technical solution. A pilot project is currently being implemented in Uttam Nagar, New Delhi.

  d) Low cost biometric ATMs: Low cost biometric ATMs have been deployed starting with Cuddalore district of Tamil Nadu. This platform will be expanded significantly.

E.2 Regional Rural Banks (RRBs)

- Post amalgamation, the Bank has got 17 RRBs with a network of 2557 branches spread over 122 districts and 17 states in the country. The aggregate deposits and advances of the sponsored RRBs stood at Rs.17,273 crores and Rs.10,242 crores respectively as on 31st March 2009. The profits increased from Rs.115.68 crores as on March 2008 to Rs.203.31 crores as on March 2009.
- Recommendations of the Committee to formulate a comprehensive Human Resources Policy for RRBs (Dr. Thorat Committee) regarding categorisation of RRBs and their branches, organisational structuring etc. and accepted by the Government have been implemented in all our sponsored RRBs.

E.3 Credit Assistance provided to Scheduled Castes and Scheduled Tribes

The credit assistance provided by the Bank to Scheduled Castes and Scheduled Tribes stands at Rs.12,939 crores and forms 7.9 % of total Priority Sector advances of the Bank as on the 31st March 2009.

Table : 7 Recovery position of SC/ST borrowers (scheme-wise)

SCHEME	Recovery %
Prime Minister's Rozgar Yojana (PMRY)	34.62
Swarnajayanti Gram Swarozgar Yojana (SGSY)	43.14
Swarna Jayanti Shahari Rozgar Yojana (SJSRY)	36.73
Scheme for Liberation & Rehabilitation of Scavengers (SLRS)	28.08
Differential Rate of Interest (DRI)	42.39

ङ.4 अल्पसंख्यकों के कल्याण के लिए प्रधानमंत्री का नया 15 सूत्री कार्यक्रम और सच्चर समिति की सिफारिशों का कार्यान्वयन

- हमारे बैंक ने अल्पसंख्यकों के कल्याण के लिए प्रधानमंत्री का नया 15 सूत्री कार्यक्रम कार्यान्वित किया है, जिसका प्रमुख उद्देश्य यह सुनिश्चित करना है कि प्राथमिकता प्राप्त क्षेत्र के ऋणों का एक उचित प्रतिशत अल्पसंख्यक समुदायों के लिए रखा गया है और सरकार द्वारा प्रायोजित विभिन्न योजनाओं के लाभ अल्प सुविधाप्राप्त लोगों, विशेष रूप से अल्पसंख्यक समुदायों (ईसाइयों, मुसलमानों, बौद्धों, सिखों और पारसियों) के लोगों तक पहुँच रहे हैं।

  अल्पसंख्यक बहुल चयनित जिलों (एमसीडी) में अल्पसंख्यक समुदायों को हमारे द्वारा प्रदान की गई वित्तीय सहायता के संबंध में वर्षवार स्थिति नीचे प्रस्तुत की गई है:

तालिका : 8 अल्पसंख्यकों को ऋण सहायता

अवधि	भारत सरकार द्वारा चयनित (एमसीडी) जिलों की संख्या	खातों की संख्या	राशि (रुपये करोड़ में)
मार्च 2007	44	7.94 लाख	2106
मार्च 2008	121	9.88 लाख	3516
मार्च 2009	121	9.91 लाख	5091

- स्थानीय प्रधान कार्यालय स्तर पर समन्वय हेतु अल्पसंख्यक कक्ष पहले ही बनाए जा चुके हैं और अल्पसंख्यक समुदायों के ऋणान्वयन की प्रगति पर निगरानी रखने और अल्पसंख्यक समुदायों की शिकायतें दूर करने के लिए नोडल अधिकारी नामित किए गए हैं।
- सच्चर समिति की सिफारिशों के अनुसार, वित्तीय वर्ष 2008-09 के दौरान अल्पसंख्यक बहुल चयनित जिलों (एमसीडी) में अल्प बैंकिंग सुविधा वाले / बैंकिंग सुविधा रहित क्षेत्रों में हमारे बैंक ने 177 नई शाखाएं खोली हैं।
- अल्पसंख्यक समितियों से प्राप्त आवेदनों का अनुवर्तन एवं निपटान करने के लिए सभी मार्गदर्शी जिला प्रबंधकों को कहा गया है। इसी प्रकार, अल्पसंख्यक ऋणान्वयन से संबंधित तिमाही सूचना बैंक की वेबसाइट पर उपलब्ध कराई जाती है।

च. विपणन एवं प्रति विक्रय विभाग

- बैंक के सतत प्रयासों से प्रति विक्रय का कार्य एक प्रमुख आय स्रोत के रूप में उभरकर सामने आया है। विपणन एवं प्रति विक्रय विभाग द्वारा की गई पहलों से प्रतिकूल आर्थिक परिदृश्य के बावजूद मार्च 2009 को समाप्त वित्तीय वर्ष के दौरान बैंक को रु. 166.45 करोड़ की आय हुई।

नए प्रयासों की प्रमुख विशेषताएं

जीवन बीमा:

क) जीवन बीमा उत्पादों का प्रति विक्रय ग्रामीण बैंकिंग समूह और कारपोरेट बैंकिंग समूह तथा अंतरराष्ट्रीय बैंकिंग समूह की शाखाओं द्वारा भी सक्रियता से किया गया, जिसके परिणामस्वरूप, इसकी वृद्धि दर वर्ष प्रति वर्ष निम्नानुसार रही:

i) आय	: 34.17 प्रतिशत
ii) रेटेड प्रीमियम	: 27 प्रतिशत
iii) नवीकरण व्यवसाय	: 82 प्रतिशत
iv) बीमाधारकों की संख्या	: 48 प्रतिशत (नव व्यवसाय-12.52 लाख)

ख) 'स्वयं सहायता समूहों के लिए ग्रामीण शक्ति योजना' के नाम से एक व्यष्टि बीमा उत्पाद आंध्र प्रदेश, महाराष्ट्र, उड़ीसा, तमिलनाडु और पश्चिम बंगाल में शुरू किया गया है। इसके बीमाधारकों की संख्या 8.25 लाख हो गई है।

ग) बैंक ने 'धनरक्षा प्लस' के नाम से एक बहुप्रयोजनीय ऋण संरक्षण उत्पाद शुरू किया है जिसकी परिधि में गृह ऋणों और वाहन ऋणों सहित सभी वैयक्तिक ऋणों को शामिल किया गया है।

घ) 'क्रिटी-9' के नाम से एक स्वास्थ्य बीमा उत्पाद बंगलूर मण्डल में प्रायोगिक आधार पर शुरू किया गया है, जिसके अंतर्गत नौ गंभीर बीमारियों के संबंध में बीमा किया जाता है।

म्यूचुअल फण्ड:

हमारी शाखाओं के माध्यम से म्यूचुअल फण्डों में निवेश करने हेतु रु.23,628.31 करोड़ की राशि संगृहीत की गई और इसकी वर्ष प्रति वर्ष वृद्धि दर 66 प्रतिशत दर्ज हुई।

म्यूचुअल फण्ड: विविध

म्यूचुअल फण्ड-प्रशिक्षण पहल:

बैंक द्वारा शुरू की गई प्रशिक्षण एवं निपुणता उन्नयन पहलों के परिणामस्वरूप, एएमएफआइ प्रमाणित कर्मचारियों और प्रमाणित बीमा सुविधाकर्ताओं की संख्या में उल्लेखनीय वृद्धि हुई।

छ. कारपोरेट कार्यनीति एवं नव व्यवसाय

नए व्यवसायों के लिए कार्यनीतियां तैयार करने, नई व्यवसाय पहलों, उनकी प्रायोगिक शुरुआत करने तथा उनके सुस्थापित हो जाने पर संबंधित व्यवसाय समूह को सौंपने के लिए नव व्यवसाय विभाग बनाया गया है। विभाग द्वारा पेंशन निधि प्रबंध, साधारण बीमा, प्राइवेट इक्विटी, वित्तीय योजना एवं परामर्शक सेवाएं (एफपीएण्डएएस), अभिरक्षा सेवाएं, भुगतान समाधान, निक्षेपागार सहभागिता सेवाएं और ऑनलाइन ट्रेडिंग सेवाएं जैसे विभिन्न नए व्यवसाय शुरू किए गए हैं। अन्य पहलों की स्थिति निम्नानुसार है :

E.4 Prime Minister's New 15 Point Programme for the welfare of Minorities And Implementation of Sachar Committee recommendations.

- Our Bank has implemented Prime Minister's New 15 Point Programme for the welfare of Minorities, whose important objective is to ensure that an appropriate percentage of the Priority Sector Lendings is targeted for the minority communities and that the benefits of various Government sponsored schemes reach the under-privileged, particularly the disadvantaged section of minority communities (Christians, Muslims, Buddhists, Sikhs and Zoroastrians).

  The year wise position in respect of our financial assistance to minority communities in the identified Minority Concentration Districts (MCDs) is given below:

Table : 8 Credit Assistance to Minorities

Period as on	No. of districts identified by GOI (MCDs)	No. of A/cs	Amount (Rs. in crores)
March 2007	44	7.94 lacs	2106
March 2008	121	9.88 lacs	3516
March 2009	121	9.91 lacs	5091

- Minority cells for co-ordination have already been created at Local Head Office level and Nodal Officers have been designated to monitor the progress in lendings to minority communities as well as to redress the grievances of minority communities.
- As per Sachar Committee recommendations, our bank has opened 177 new branches in under-banked / unbanked areas in MCDs during the financial year 2008-09.
- All the lead district managers have been advised to monitor applications received from minority committees and their disposal. Also, quarterly information regarding Minority Lendings is loaded on the Bank's Website.

F. MARKETING & CROSS SELLING DEPARTMENT

- Consistent efforts by the Bank have resulted in emergence of Cross Selling as an important source of income. Initiatives taken by the Marketing-Cross Selling Dept. has earned the Bank an income of Rs.166.45 crores during the financial year ending March 2009 despite the adverse economic scenario.

Highlights of Initiatives Taken

Life Insurance:

a) Cross Selling of Life Insurance products was actively carried out by branches in Rural Banking Group and Corporate Banking Group and International Banking Group also, resulting in YoY growth of :

i)	Income	: 34.17%
ii)	Rated premium	: 27%
iii)	Renewal Business	: 82%
iv)	Number of lives covered	: 48% (12.52 lacs - New Business)

b) A Micro Insurance Product "Grameen Shakti scheme for SHGs" was introduced in Andhra Pradesh, Maharashtra, Orissa, Tamil Nadu and West Bengal. Total lives covered: 8.25 lacs.

c) The Bank introduced an omnibus credit protection product "Dhanraksha Plus" covering all personal loans including Home Loans and Auto Loans.

d) Health insurance product covering nine critical illnesses named 'Criti 9' was introduced in Bangalore Circle on a pilot basis.

Mutual Funds:

An amount of Rs.23,628.31 crores was mobilised through our branches for investment in mutual funds, recording a YoY growth of 66%.

Mutual Funds - Miscellaneous

MF-Training Initiatives:

There has been a significant increase in the number of AMFI certified employees and Certified Insurance Facilitators as a result of training and skill upgradation initiatives undertaken by the Bank.

G. CORPORATE STRATEGIES & NEW BUSINESS

The New Businesses Department was created to formulate strategies for new businesses, incubate new business initiatives, pilot the same and on stabilization, handover to the concerned Business Group. Various new businesses like Pension Fund Management, General Insurance, Private Equity, Financial Planning & Advisory Services (FP&AS), Custodial Services, Payment Solutions, Depository Participant Services and Online trading have been initiated by the department. The status of initiatives is as follows:

वित्तीय योजना एवं परामर्शक सेवाएं (एफपीएण्डएएस)

- वित्तीय योजना एवं परामर्शक सेवा पहल में विशेष एवं उच्च निवल मालियत वाले व्यक्तिगत (एचएनआइ) ग्राहकों के धन का प्रबंध एवं धन में वृद्धि करने के लिए उन्हें विभिन्न प्रकार की सेवाएं उपलब्ध कराते हुए उनके (विद्यमान एवं नए ग्राहकों) के साथ बैंक के संबंध सुदृढ़ बनाने पर ज्यादा ध्यान दिया जाता है।
- 1135 रिलेशनशिप प्रबंधकों (आरएम/सीआरई-पीबी) को वित्तीय योजना में प्रारंभिक प्रशिक्षण प्रदान किया गया है और प्रशिक्षण के द्वितीय स्तर में 181 आरएमों-पीबी को प्रशिक्षण प्रदान किया गया है।
- वित्तीय योजना एवं धन-संपदा प्रबंध साफ्टवेयर दिनांक 02/03/2009 से चालू हो गया है और 31.03.2009 को 502 शाखाओं में एफपीएण्डएएस सेवाएं शुरू कर दी गई हैं। इन शाखाओं के आरएम-पीबी और ग्राहक संबंध निष्पादक (सीआरई-पीबी) विशेष एवं उच्च निवल मालियत वाले व्यक्तिगत ग्राहकों को अनेक प्रकार के उत्पादों और कार्यनीतियों के माध्यम से न केवल उनकी आस्तियों का प्रबंध करने में मदद करेंगे अपितु निवेश योजना, कर योजना, सेवानिवृत्ति और रियल इस्टेट योजनाओं के माध्यम से विभिन्न प्रकार की आस्तियों में निवेश, संरक्षण की उनकी आवश्यकताओं की उनकी इच्छा के अनुसार पूर्ति करने के बारे में परामर्श देंगे। इस पहल से हमारी सेवाओं में उल्लेखनीय मूल्यवर्धन होगा और ग्राहकों को लगातार अपने साथ बनाए रखने, विशेषकर खुदरा व्यवसाय में मदद मिलेगी।
- डीमैट सेवाएं और eZ-trade@sbi (ऑनलाइन ट्रेडिंग) सेवाएं अब भारत में 1500 से अधिक शाखाओं में उपलब्ध हैं। वित्तीय वर्ष 2008-09 में, बैंक ने हमारे डीमैट खातों में डिजिटल हस्ताक्षर वाले ई-मेल विवरण और कुछ डीमैट खाता लेनदेनों पर एसएमएस अलर्ट जैसी अनेक ग्राहक अनुकूल सुविधाएं शुरू की हैं। प्रतिभूति अंतरण और गिरवी रखने/गिरवी निरस्त करने, आइएसआइएन खोजने, लेनदेन की स्थिति देखने, निपटान कैलेण्डर देखने और आदेश सुपुर्दगी अनुदेश पुस्तिका ऑन लाइन जैसी सुविधाएं www.onlinesbi.com के माध्यम से उपलब्ध कराई गई हैं। अगले वित्तीय वर्ष के लिए हमारा उद्देश्य और अधिक मूल्य वर्धित सेवाओं के साथ लगातार अपने उत्पादों को बेहतर बनाते हुए यथासंभव अनेक केन्द्रों तक पहुंचना है।

अभिरक्षा सेवाएं

- निवेशों के लिए एक स्थान के रूप में भारत के प्रति आकर्षण लगातार बढ़ रहा है। विदेशी संस्थात्मक निवेशकों और देशीय निवेशकों के लिए प्रतिभूतियों की खरीद फरोख्त करने और सभी प्रकार की अभिरक्षा सेवाएं प्रदान करने के व्यवसाय में अनेक संभावनाएँ हैं।
- अभिरक्षा सेवा व्यवसाय शुरू करने के लिए बैंक ने सोसायटी जनरल सिक्युरिटी सर्विसेस (एसजीएसएस) के साथ 5 जून 2008 को एक संयुक्त उद्यम करार किया है। प्रारंभ में एसबीआइ कस्टोडियल सर्विसेस प्रा. लि. को बैंक की 100 प्रतिशत अनुषंगी के रूप में शुरू किया गया है और एक संयुक्त उद्यम भागीदार के रूप में एसजीएसएस शुरू करने के लिए भारतीय रिजर्व बैंक का अनुमोदन प्राप्त कर लिया गया है। सेबी से अनुमोदन प्राप्त होने के बाद, इस कंपनी को एक संयुक्त उद्यम कंपनी के रूप में परिवर्तित कर दिया जाएगा जिसमें भारतीय स्टेट बैंक की 65 प्रतिशत अंशधारिता और शेष अंशधारिता एसजीएसएस के पास होगी।
- हमारे संयुक्त उद्यम के ग्राहकों में मुख्य रूप से विदेशी संस्थात्मक निवेशक, देशीय संस्थात्मक निवेशक, म्यूचुअल फण्ड, पेंशन फण्ड आदि शामिल होंगे। व्यवसाय योजना में तीन वर्षों में देशीय एवं वैश्विक अभिरक्षा सेवाओं में 8-10 प्रतिशत बाजार अंश की परिकल्पना की गई है।
- कंपनी द्वारा अपना व्यवसाय वित्तीय वर्ष 2009-10 में शीघ्र शुरू किए जाने की संभावना है।

साधारण बीमा

- एसबीआइ लाइफ संरक्षण सेवाओं के अंतर्गत आंशिक सेवाएं प्रदान कर रही है। साधारण बीमा उत्पादों के समाहित हो जाने से बीमा मंजूषा पूर्ण हो जाएगी। इससे हमारे व्यापक शाखा नेटवर्क के माध्यम से ग्राहकों को मूल्यवर्धित सेवाएँ प्रदान करने की क्षमता में वृद्धि होगी और बैंक की छवि निखरेगी।
- इसी तथ्य को ध्यान में रखते हुए बैंक ने संयुक्त उद्यम के माध्यम से साधारण बीमा व्यवसाय में प्रवेश करने का निर्णय लिया है। बैंक का साधारण बीमा व्यवसाय में प्रवेश करने का मुख्य कारण बैंकएश्योरेंस चैनल को सशक्त बनाना है। हमारा उद्देश्य समूह व्यवसाय की मूल्यवर्धित उत्पादों से लाभ उठाना और उसे सशक्त बनाना, और साधारण बीमा व्यवसाय के क्षेत्र में एक प्रमुख खिलाड़ी के रूप में स्टेट बैंक समूह को स्थापित करना है।
- इंश्योरेंस आस्ट्रेलिया ग्रुप (आइएजी) के साथ 24 नवंबर 2008 को एक संयुक्त उद्यम करार किया गया है। भारतीय रिज़र्व बैंक से अनुमोदन प्राप्त होने के बाद हमने एसबीआइ साधारण बीमा कं. लि. के नाम से एक अनुषंगी निगमित की है। इस समय कंपनी बीमा व्यवसाय शुरू करने के लिए आवश्यक विनियामक अनुमोदन प्राप्त करने की प्रक्रिया में है। हमें आशा है कि नई अनुषंगी का यह व्यवसाय वर्ष 2009-10 की तीसरी तिमाही में शुरू हो जाएगा।

प्राइवेट ईक्विटी

- वैकल्पिक आस्ति श्रेणी के रूप में प्राइवेट ईक्विटी के बढ़ते हुए महत्व और इससे होने वाले आकर्षक प्रतिफल को देखते हुए, बैंक ने इस क्षेत्र में प्रवेश करने का निर्णय लिया है और इस संबंध में आगे की कार्रवाई की गई है।

Financial Planning & Advisory Services (FP&AS)

- Financial Planning and Advisory Services initiative is focussed on strengthening the relationship of the Bank with Vishesh and High Net-worth Individual (HNI) customers (existing as well as new) by providing a range of services for managing and growing their wealth.
- 1135 Relationship Managers (RMs/CREs-PB) have been provided basic training in Financial Planning and second level of training has been imparted for 181 RMs PB.
- The Financial Planning and Wealth Management software has gone live on 02/03/2009 and the FP&AS have been rolled out in 502 branches as on 31/03/2009. The RMs PB and the Customer Relation Executives (CREs-PB) in these branches will not only help the Vishesh and HNI Customers in managing their assets through a mix of products and strategies but will also advise them for optimally meeting their needs of protection, investment in various classes of assets through investment planning, tax planning, retirement and real estate plans. This initiative will add enormous value to our offerings and increase customer stickiness, especially in the retail segment.
- Demat Services and eZ-trade@sbi (Online Trading) services are now available at more than 1500 branches across India. In FY 2008-09, the Bank has introduced several customer friendly features in our demat accounts like digitally signed email statements and SMS alerts on select demat account transactions. Features such as Online instructions for securities transfer and pledge/unpledge, search ISINs, view Transaction Status, view Settlement Calendar and order delivery instruction booklet online are available through www.onlinesbi.com. Our objective for the next financial year is to extend our reach to as many centres as possible while continuously honing our products by adding more value added features.

Custodial Services

- India's attractiveness as a destination for investments is continuously on the increase and handling securities and providing full range of custodial services to the Foreign Institutional Investors as well as to the domestic investors offers great potential.
- The Bank has entered into a Joint Venture (JV) Agreement with Societe Generale Securities Services (SGSS) on June 05, 2008 for starting the Custodial Services business. SBI Custodial Services Pvt. Ltd. has been incorporated initially as a 100% subsidiary of the Bank and RBI approval for inducting SGSS as a JV partner has been obtained. After receipt of approval from SEBI, the company would be converted into a JV Company with SBI holding 65% of the equity and the balance held by SGSS.
- The Clients of our JV would mainly comprise FIIs, Domestic FIs, Mutual Funds, Pension Funds etc. The Business plan envisages a 8-10 % market share in domestic and global custody in 3 years.
- The Company is expected to commence its operations early in the financial year 2009-10.

General Insurance

- While SBI Life is meeting a part of the requirements under Protection Services, the insurance offering bouquet will be complete with the inclusion of General Insurance products, greatly enhancing the customer value proposition at our vast branch network and enhancing the brand value of the Bank.
- With this end in view, the Bank has decided to enter into the General Insurance business through the joint venture route. The main reason for the Bank's foray into General Insurance business is to leverage the Bancassurance channel. We aim to capture and leverage the value of in-house business, and establish State Bank Group as a leading player in the arena of General Insurance.
- The J.V. Agreement has been signed with Insurance Australia Group (IAG) on the 24th November 2008. We have incorporated a subsidiary under the name SBI General Insurance Co. Ltd. after receiving approval from the RBI. The Company is currently in the process of obtaining necessary regulatory approvals for commencement of Insurance business. We anticipate the start of the business for the new subsidiary in the third quarter of 2009-10.

Private Equity

- In view of the growing importance of private equity as an alternate asset class and the attractive returns it offers, the Bank has decided to enter this area and made substantial progress in this regard.

- मैकेरी बैंक ऑफ आस्ट्रेलिया और आइएफसी वाशिंगटन के सहयोग से एक इन्फ्रास्ट्रक्चर फंड की स्थापना की गई है जिसका मुख्य उद्देश्य भारतीय इन्फ्रास्ट्रक्चर फंड क्षेत्र में निवेश करना है। इस निधि के परिचालन हेतु सभी आवश्यक विनियामक अनुमोदन प्राप्त हो गए हैं। प्रायोजकों सहित बड़े एवं प्रतिष्ठित अंतरराष्ट्रीय निवेशकों से एक बिलियन अमरीकी डालर से अधिक संगृहीत हो गए हैं।
- बैंक द्वारा ओमान में स्थानीय कंपनियों के साथ संयुक्त रूप से एक सामान्य प्रयोजन वाली निजी ईक्विटी निधि स्थापित करने के लिए आरंभिक कार्रवाई की जा रही है। भारत सरकार ने कतर में इसी तरह की स्थानीय निधि के लिए बैंक को एक परिचालन एजेंसी नामित किया है। अन्य कई निधियों की स्थापना के लिए अलग अलग स्तरों पर कार्रवाई चल रही है।

  बैंक द्वारा शुरू की गई निधियों में से कुछ निधियों का परिचालन प्रारंभ होने वाला है और आने वाले वर्षों में बैंक इस संभावनाशील क्षेत्र में प्रमुख भूमिका निभाने के लिए तैयार है।

भुगतान समाधान व्यवसाय समूह

मोबाइल बैंकिंग सेवाएं

- मोबाइल बैंकिंग सेवाएं (एमबीएस) बैंकिंग का सुविधाजनक, प्रयोक्ता अनुकूल, सुरक्षित एवं किफायती माध्यम है। भारतीय रिज़र्व बैंक से अनुमोदन मिलने के बाद एमबीएस शुरू की गई है। एसएमएस और जीपीआरएस सुविधाओं से युक्त अप्लिकेशन आधारित यह सेवा ग्राहकों को उपलब्ध कराई गई है। यह सेवा जीपीआरएस कनेक्टिविटी रखने वाले सभी मोबाइलों के लिए डब्ल्यूपी पर भी उपलब्ध है। एमबीएस हमारी सभी ग्रामेतर शाखाओं में शुरू की गई है। यह उत्पाद बाजार में उपलब्ध उत्पादों में सर्वश्रेष्ठ है।

साथ-साथ सकल भुगतान (आरटीजीएस) और राष्ट्रीय इलेक्ट्रानिक निधि अंतरण (एनईएफटी)

बैंक आरटीजीएस और एनईएफटी चैनलों के माध्यम से अंतर-बैंक भुगतानों पर बल दे रहा है। हमारे निरंतर प्रयासों के कारण, बैंक में आवक एवं जावक आरटीजीएस और एनईएफटी के माध्यम से धन प्रेषणों में उल्लेखनीय वृद्धि हुई है। आरटीजीएस/एनईएफटी दोनों धनप्रेषण सुविधाएं इंटरनेट बैंकिंग के माध्यम से उपलब्ध हैं और एनईएफटी मोबाइल बैंकिंग पर भी उपलब्ध है। हम अन्य कारपोरेटों/सरकारी विभागों को एनईएफटी का उपयोग करने के लिए प्रेरित करने के प्रयास कर रहे हैं ताकि वे अपने कर्मचारियों/विक्रेताओं को इनके माध्यम से भुगतान करें।

डेबिट कार्ड

बिक्री केन्द्र टर्मिनलों पर डेबिट कार्डों के प्रयोग को बैंक प्रोत्साहित करता रहा है। बिक्री केन्द्रों पर लेनदेनों की दैनिक औसत संख्या में कई गुणा वृद्धि हुई है। इस क्षेत्र में बैंक के डेबिट कार्डों के प्रयोग को बढ़ावा देने के लिए गठजोड़ लॉयलटी कार्यक्रम आदि जैसे अनेक प्रस्ताव तैयार किए जा रहे हैं।

भुगतान समाधान व्यवसाय का समेकन

बैंक भुगतान संबंधी अपने विभिन्न व्यवसायों के लिए संगठनात्मक पुनर्संरचना करने और यदि आवश्यक हुआ, तो आइटी गठजोड़ करने के लिए एक महत्वाकांक्षी योजना बनाने में लग गया है। परिचालनों की उत्पादकता बढ़ाने, दोहराव रोकने, संसाधनों का इष्टतम उपयोग करने, लागत कम करने और विकास पर कम श्रम करने के लिए ऐसा किया जा रहा है। उपर्युक्त अध्ययन शुरू करने तथा इस मामले में बैंक को परामर्श देने के लिए बैंक ने एक बाहरी परामर्शक नियुक्त किया है। यह कार्य, जब पूर्ण हो जाएगा, तब इससे काफी फायदे मिलने की आशा है।

ज. अंतरराष्ट्रीय बैंकिंग समूह

ज.1 विदेश स्थित कार्यालयों का परिचालन

इस वर्ष के अंत तक, बैंक के 92 विदेशी कार्यालय थे, जो 32 देशों और सभी समय क्षेत्रों में फैले हुए हैं। इन 92 कार्यालयों में 37 शाखाएं, 5 उप-कार्यालय, 8 प्रतिनिधि कार्यालय, अनुषंगियों की 35 शाखाएं, 3 मैनेज्ड एक्सचेंज कंपनियां और 4 संयुक्त उद्यम शामिल हैं। विदेशी कार्यालयों और अनुषंगियों का आस्ति स्तर 23.73 बिलियन अमरीकी डालर था और इस प्रकार इसमें पिछले वर्ष की तुलना में 20 प्रतिशत की वृद्धि दर्ज हुई। वर्ष के दौरान विदेशी कार्यालयों ने 151 मिलियन अमरीकी डालर का निवल लाभ कमाया।

समुद्रपारीय विस्तार

अर्हताप्राप्त पूर्ण बैंक का लाइसेंस प्राप्त होने के बाद, वर्ष के दौरान बैंक ने सिंगापुर में खुदरा परिचालन शुरू किए हैं। खुदरा परिचालनों को बढ़ाने के लिए तीन नई शाखाएं और सात एटीएम स्थापित किए गए हैं। माले में एक कार्यालय और एक उप कार्यालय को नेटवर्क से जोड़ दिया गया है और चीन के टायनाजिन में एक प्रतिनिधि कार्यालय ने परिचालन शुरू कर दिया है। एसबीआइ कैलिफोर्निया, जो अमेरिका में बैंक की पूर्ण स्वामित्ववाली अनुषंगी है, ने बैकर्सफील्ड में अपनी सातवीं शाखा की शुरुआत की है। पीटी बैंक इंडोमॉनेक्स लि. जो इंडोनेशिया में आंशिक स्वामित्ववाली अनुषंगी है, ने वर्ष के दौरान 2 शाखाएं खोली हैं। नेपाल एसबीआइ बैंक लि. जो एक संयुक्त उद्यम है, ने 16 नई शाखाएं खोली हैं। एसबीआइ (मारीशस) लि. के नाम से एक नई अनुषंगी बनाने के लिए मारीशस में बैंक की दो अनुषंगियां, अर्थात इंडियन ओशियन इंटरनेशनल बैंक लि. और एसबीआइ इंटरनेशनल (मारीशस) लि. का वर्ष के दौरान विलय कर दिया गया।

- An infrastructure fund has been set up in collaboration with Macquarie of Australia and IFC Washington, primarily aimed at investing in the Indian Infrastructure space. All necessary regulatory approvals have been received for operationalisation of the fund. Over US $ 1 billion has been mobilized from large and well known International Investors including the sponsors.
- The Bank is at an advanced stage in setting up a general purpose Private Equity Fund jointly with sovereign entities in Oman. Government of India has designated the Bank as the operationalising agency for a similar sovereign fund with Qatar. Several other Funds are at various stages of formation.
- As some of the funds initiated by the Bank are on the verge of operationalisation, the Bank is poised to play a leading role in this promising sector in the coming years.

Payment Solutions Business Group

Mobile Banking Services

Mobile Banking Services (MBS) offers scope for convenient, user friendly, secured and cost effective alternate channel of banking. MBS has been launched after RBI approval. Application based service using SMS and GPRS facilities has been made available to the customers. The service is also available over WAP for all mobiles having GPRS connectivity. MBS has been rolled out to all our non-rural branches. The product is comparable to the best available in the market.

Real Time Gross Settlement (RTGS) & National Electronic Fund Transfer (NEFT)

The Bank has been promoting Inter-Bank payments through RTGS and NEFT channels. Due to our sustained efforts, the Bank has witnessed substantial growth in both inward and outward RTGS/NEFT remittances. Both RTGS/NEFT remittance facilities are available through internet banking and NEFT is also available over Mobile Banking. We are making efforts for migration of more corporates / Govt. Departments to NEFT for effecting their payments to employees/vendors.

Debit Cards

The Bank has been encouraging the usage of debit cards at Point of Sale (POS) terminals. The daily average number of transactions at POS has increased manifold. Various offerings such as tie ups, loyalty programmes etc. are being developed to improve the Banks' footprint in this area.

Consolidation of Payment Solution Business

The Bank has embarked on an ambitious plan to restructure the organizational and, if necessary, IT set up for its various payment related businesses. This is being done to achieve efficiency in operations, avoid duplication, optimal utilization of resources, cost effectiveness and bringing about reduction in development efforts. The Bank has appointed an outside Consultant for undertaking the above study and to advise the Bank in the matter. The exercise, when completed, is expected to yield substantial benefits.

H. INTERNATIONAL BANKING GROUP

H.1 Operation of Foreign Offices

The Bank at the year end had a network of 92 overseas offices spread over 32 countries covering all time zones. The 92 offices comprised 37 Branches, 5 Sub Offices, 8 Representative Offices, 35 Branches of Subsidiaries, 3 Managed Exchange Companies and 4 Joint Ventures. The asset level of Foreign offices and subsidiaries was US$ 23.73 billion registering a growth of 20% over last year. Foreign Offices earned a net profit of US $ 151 million during the year.

Overseas Expansion

Consequent upon receipt of Qualifying Full Bank licence, the Bank started retail operations in Singapore during the year. Three new Branches and seven ATMs were set up to boost retail operations. One branch and a sub office were added to the network in Male and a Representative Office in Tianjin in China was operationalised. SBI California, the Bank's wholly owned subsidiary in USA, opened its seventh Branch at Bakersfield. PT Bank Indomonex, a partly owned subsidiary in Indonesia, opened 2 branches during the year. Nepal SBI Bank Ltd., a Joint Venture, opened 16 new branches. The Bank's two partly owned subsidiaries in Mauritius viz. Indian Ocean International Bank Ltd. and SBI International (Mauritius) Ltd. were merged during the year to create a new entity titled SBI (Mauritius) Ltd. Significant addition to the overseas network is planned for the current year.

संसाधन प्रबंधन

वैश्विक वित्तीय बाजार में हलचल की स्थिति के बावजूद, बैंक के विदेशी कार्यालयों ने चलनिधि स्थिति को संतोषजनक बनाए रखा। वर्ष 2008-09 के दौरान, बैंक के एमटीएन कार्यक्रम और विभिन्न परिपक्वता वाले द्विपक्षीय ऋणों के अंतर्गत बैंक के विदेशी कार्यालयों द्वारा 686 मिलियन अमरीकी डालर (लगभग रु. 3480 करोड़) की राशि जुटाई गई।

अनिवासी भारतीय व्यवसाय

वर्ष के दौरान, बैंक की अनिवासी भारतीय जमा राशियों में रु.8,948 करोड़ की वृद्धि हुई और वर्ष के अंत तक यह राशि रु. 48,950 करोड़ के स्तर तक पहुंच गई। इसी तरह, अनिवासी भारतीयों को दिए गए अग्रिमों की राशि में रु. 197 करोड़ की वृद्धि हुई और अब इनकी राशि रु.1,218 करोड़ है। छह नई एक्सचेंज कंपनियों के साथ गठजोड़ करने से, ऐसे गठजोड़ वाली कंपनियों की संख्या 20 हो गई। यूएसए के ग्राहकों के लिए शीघ्र धनप्रेषण के लिए 'रैपिड रैमिटेंस' नामक एक नया उत्पाद शुरू किया गया। बैंक के उत्पादों और अनिवासी भारतीयों को दी जानेवाली सेवाओं का प्रचार करने के लिए वर्ष के दौरान विभिन्न मीडिया में अनेक प्रचार अभियान शुरू किए गए।

ज. 2 देशीय परिचालन

निर्यात ऋण

31 मार्च 2009 को बैंक के बकाया निर्यात ऋणों की राशि रु. 26,732 करोड़ रही। निर्यात गतिविधियों वाली परियोजनाओं का वित्तपोषण करने में भारतीय स्टेट बैंक की सक्रिय सहभागिता के परिणामस्वरूप रु.12,460 करोड़ की कुल संविदा राशि वाले 22 परियोजना निर्यात प्रस्तावों में बैंक वित्तीय सहायता उपलब्ध करा रहा है। इस वर्ष के अंत तक इन परियोजनाओं के प्रति बैंक की अपनी ऋण राशि रु.1,492 करोड़ रही।

मर्चेंट बैंकिंग

अर्थव्यवस्था के धीमी होने और चलनिधि की कठिन स्थिति के बावजूद, वर्ष 2008 के लिए बैंक ने एशिया प्रशांत (जापान को छोड़कर परंतु आस्ट्रेलिया सहित) में समूहन ऋणों के लिए अधिदेशित प्रमुख व्यवस्थापक और बुक रनर के रूप में अपनी अग्रणी स्थिति बनाए रखी। वर्ष 2008-09 में, कुल 8,297 मिलियन अमरीकी डालर के 15 समूहन सौदे और कुल 285 मिलियन अमरीकी डालर की 13 द्विपक्षीय सुविधाएं संपन्न हुई। वर्ष के दौरान 2,269 मिलियन अमरीकी डालर की बैंक की सहभागिता के साथ कुल 7,300 मिलियन अमरीकी डालर के 22 विलय एवं अभिग्रहण (एमएण्डए) करार किए गए।

वैश्विक संपर्क सेवाएं (जीएलएस)

जीएलएस, जो बैंक का एक विशेष प्रकार का विभाग है, धनप्रेषणों को शीघ्रता से संपन्न करने की आवश्यकताओं को पूरा करता है। वर्ष 2008-09 में, जीएलएस ने देशीय शाखाओं की ओर से 139,788 निर्यात बिलों और कुल 17.45 बिलियन अमरीकी डालर के 193,286 विदेशी मुद्रा वाले चेकों का निपटान किया। इसके अतिरिक्त, इसने मध्य पूर्व, यूके और यूएसए के विभिन्न केन्द्रों से 2.39 बिलियन अमरीकी डालर की राशि के 2,196,447 आवक धनप्रेषण संबंधी लेनदेन का निपटान किया।

संपर्की संबंध

विभिन्न प्रकार के ग्राहकों को तार रहित सेवाएं प्रदान करने के लिए 527 प्रतिष्ठित अंतरराष्ट्रीय बैंकों के साथ संपर्की बैंकिंग करार किए गए। ये संपर्की बैंक 124 देशों में स्थित हैं। वित्तीय संदेशों का स्विफ्ट के माध्यम से शीघ्र प्रेषण करने के लिए बैंक के पास 1626 द्विपक्षीय प्रमुख एक्सचेंज (बीकेई) व्यवस्थाएं भी हैं ।

देश जोखिम एवं बैंक ऋण जोखिम

बैंक में भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुरूप एक देश जोखिम प्रबंधन नीति लागू है। इस नीति में देश, बैंक, उत्पाद एवं प्रतिपक्ष ऋण जोखिम सीमाओं के न्यूनीकरण के कारगर जोखिम प्रबंधन मॉडल निर्धारित किए गए हैं। विश्व स्तर पर आर्थिक हलचल को देखते हुए, देशवार और बैंकवार ऋण जोखिम सीमाओं की नियमित आधार पर निगरानी एवं समीक्षा की जाती है। ऋण जोखिमों के स्वरूप में उतार चढ़ाव के अनुरूप ऋण जोखिम की उच्चतम सीमाओं का निर्धारण और वर्गीकरण किया जाता है। बैंक के हितों की रक्षा करने के लिए आवधिक सुधारात्मक उपाय किए जाते हैं।

झ. सहयोगी एवं अनुषंगियां

झ.1 अपने छह सहयोगी बैंकों की 4607 शाखाओं सहित 16055 शाखाओं के विशाल नेटवर्क वाला स्टेट बैंक समूह भारत में बैंकिंग उद्योग में प्रमुख स्थान रखता है। बैंकिंग के अतिरिक्त, यह समूह अपनी विभिन्न अनुषंगियों के माध्यम से, सभी प्रकार की बैंकिंग सेवाएं प्रदान करता है, जिनमें जीवन बीमा, मर्चेन्ट बैंकिंग, म्यूचुअल फण्ड, क्रेडिट कार्ड, फैक्टरिंग, प्रतिभूति ट्रेडिंग, पेंशन निधि प्रबंधन और मुद्रा बाजार में प्राथमिक डीलरशिप शामिल है।

झ.2 सहयोगी बैंक

भारतीय स्टेट बैंक के छह सहयोगी बैंकों का बाजार अंश मार्च 2009 के अंतिम शुक्रवार को जमाराशियों में 6.74 प्रतिशत और अग्रिमों में 6.95 प्रतिशत था।

Resource Management

Despite turmoil in global financial market conditions, the Bank's foreign offices maintained comfortable liquidity position. During the year 2008-09, US$ 686 million (approximately Rs. 3,480 crores) was raised by the foreign offices under Bank's MTN Programme and bilateral loans of different maturities.

NRI Business

The Bank's NRI deposits grew by Rs. 8,948 crores during the year to reach a level of Rs. 48,950 crores by the year end. Similarly, advances to NRIs increased by Rs. 197 crores and now stand at Rs. 1,218 crores. Six new tie-ups with Exchange Companies were concluded taking the total such tie-ups to 20. Rapid Remittance, a faster version of remittance product, was introduced for the USA customers. A number of campaigns across various media were undertaken during the year to publicize the Bank's products and services.

H.2 DOMESTIC OPERATIONS

Export Credit

The Bank's outstanding export credit stood at Rs. 26,732 crores as on 31.03.2009. State Bank of India's active participation in financing project export activities resulted in the Bank supporting 22 project export proposals with contract value aggregating Rs. 12,460 crores. The Bank's own exposure as at the year end to these projects was Rs. 1,492 crores.

Merchant Banking

Despite the slowdown in the economy and tight liquidity conditions, the Bank retained its leadership as Mandated Lead Arranger and Book Runner for syndicated loans in Asia Pacific (excluding Japan but including Australia) for the year 2008. 15 syndication deals aggregating US$ 8,297 million and 13 bilateral facilities aggregating US$ 285 million were concluded in 2008-09. 22 Mergers and Acquisitions (M&A) deals aggregating US$ 7,300 million with Bank's participation level of US$ 2, 269 million fructified during the year.

Global Link Services (GLS)

GLS, the Bank's specialized outfit, caters to speedier settlement of remittances. In the year 2008-09, GLS, on behalf of domestic branches, handled 139,788 export bills and 193,286 foreign currency cheques aggregating US$ 17.45 billion. In addition, it handled 2,196,447 inward remittance transactions amounting to US$ 2.39 billion from various centres in the Middle East, UK and USA.

Correspondent Relations

The Bank has entered into correspondent banking arrangement with 527 reputed international banks to extend seamless services to varied clients. These correspondent Banks are located in 124 countries. The Bank also has 1626 Bilateral Key Exchange (BKE) arrangements for SWIFT facilitating speedier flow of financial messages.

Country Risk & Bank Exposures

The Bank has a Country Risk Management Policy in tune with RBI guidelines. The policy outlines robust risk management models with prescriptions for Country, Bank, Product and Counterparty exposure limits. Considering the global economic turmoil, both Country wise and Bank wise exposure limits are monitored and reviewed on a regular basis. The exposure ceilings and classifications are moderated in line with the dynamics of their risk profiles. Periodical corrective steps are initiated to safeguard the Bank's interests.

I. ASSOCIATES AND SUBSIDIARIES

I.1 The State Bank Group with a network of 16055 branches including 4607 branches of its six Associate Banks dominates the banking industry in India. In addition to banking, the Group, through its various subsidiaries, provides a whole range of financial services, which include Life Insurance, Merchant Banking, Mutual Funds, Credit Card, Factoring, Security trading, Pension Fund Management and Primary Dealership in the Money Market.

I.2 Associate Banks

SBI's six Associate Banks had a market share of 6.74% in deposits and 6.95% in advances as on last Friday of March 2009.

तालिका:9 सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

	31.03.2008 को	31.03.2009 को	परिवर्तन
कुल आस्तियां	263221	313099	18.95%
कुल जमाराशियां	218199	264779	21.35%
कुल अग्रिम	166050	198583	19.59%
परिचालन लाभ	4160	5495	32.11%
निवल लाभ	2225	2774	24.71%
ऋण जमा अनुपात	76.10	75.00	-1.10
पूंजी पर्याप्तता अनुपात	12.52	13.01	+0.49
सकल अनर्जक आस्तियां	2465.41	2763.56	12.09%
निवल अनर्जक आस्तियां	972.36	1191.26	22.51%
इक्विटी से आय	18.50%	19.83%	1.33

झ.3 एसबीआइ कमर्शियल एण्ड इंटरनेशनल बैंक लिमिटेड (एसबीआइसीआइ)

मार्च 2009 के अंत तक, एसबीआइसीआइ की कुल जमाराशियां एवं कुल अग्रिम क्रमश: रु. 538.33 करोड़ और रु. 315.34 करोड़ थे। बैंक ने क्रमश: रु. 11.52 करोड़ और रु. 11.07 करोड़ का परिचालन लाभ एवं निवल लाभ दर्ज किया। मार्च 2009 के अंत तक निवल अनर्जक आस्तियों की राशि रु. 0.23 करोड़ थी।

गैर-बैंकिंग अनुषंगियां/संयुक्त उद्यमों के निष्पादन के उल्लेखनीय तथ्य

झ.4 एसबीआइ कैपिटल मार्केट्स लिमिटेड (एसबीआइ कैप)

एसबीआइ कैप परियोजना सलाहकार सेवाएं, संरचनात्मक वित्त की व्यवस्था, पूंजी बाजार सेवाएं जैसे ईक्विटी का निर्गमन, विलय एवं अभिग्रहण और प्राइवेट ईक्विटी आदि की व्यवस्था प्रस्तावित करने वाली एक पूर्ण सेवा निवेश बैंकिंग इकाई है। वर्ष के दौरान, कंपनी ने कारपोरेट सेक्टर में आधारभूत सेवाओं और गैर-आधारभूत सेवाओं दोनों के लिए ऋण के व्यवस्थापक के रूप में अपनी स्थिति को और अधिक प्रबल बना लिया है।

वर्ष के दौरान कंपनी की अनेक उपलब्धियों में से मुख्य निम्नानुसार हैं:

- वर्ष 2008 के लिए थॉमसन रेटर्स पीएफआइ द्वारा अधिदेशित प्रमुख व्यवस्थापक के रूप में विश्व में तीसरा दर्जा प्रदान किया गया है जबकि वर्ष 2007 में इसे नौवां दर्जा प्रदान किया गया था। डिलॉजिक द्वारा एशिया प्रशांत में प्रथम तथा विश्व में दूसरा दर्जा प्रदान किया गया है।
- सामूहिक ऋण अधिदेशक व्यवस्थापक के रूप में भारत में और ब्लूमबर्ग द्वारा सामूहिक ऋण बही संचालक के रूप में भारत में प्रथम दर्जा प्रदान किया गया है।
- थॉमसन रेटर्स द्वारा वर्ष 2008 में 'वर्ष का सर्वश्रेष्ठ बैंक' के रूप में कंपनी को पुरस्कृत किया गया है।
- कोस्टल गुजरात पावर लि. (टाटा अल्ट्रा मेगा पावर प्लांट) से संबंधित परियोजना की प्रोजेक्ट फाइनैंस इंटरनेशनल द्वारा 'वर्ष का सर्वश्रेष्ठ पावर सौदा' के रूप में और यूरोमनी द्वारा 'वर्ष का सर्वश्रेष्ठ पावर प्रोजेक्ट सौदा' के रूप में मान्यता प्रदान की गई है।
- मार्च 2008 को समाप्त वर्ष के लिए वित्तीय रिपोर्टिंग में उत्कृष्टता के लिए आइसीएआइ पुरस्कारों की एक 'वित्त क्षेत्र' श्रेणी के अंतर्गत सिल्वर शील्ड से पुरस्कृत किया गया है।
- कंपनी ने मार्च 2009 तक 5.55% की वर्ष प्रति वर्ष वृद्धि दर दर्ज करके रु. 150.07 करोड़ का कर पश्चात लाभ कमाया है।
- 120% लाभांश की घोषणा की गई है जबकि वित्त वर्ष 2007-08 के लिए 100% लाभांश घोषित किया गया था।

तालिका:10 मार्च 2009 की स्थिति के अनुसार सहयोगी बैंकों के निष्पादन संबंधी उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

बैंक का नाम	पूंजी में भा. स्टे. बैंक का हिस्सा (%)	जमाराशियां	अग्रिम	परिचालन लाभ	निवल लाभ
स्टेट बैंक ऑफ					
बीकानेर एण्ड जयपुर	75	38762	30088	892.84	403.45
हैदराबाद	100	64686	43952	1302.96	615.81
इंदौर	98.05	27693	21739	624.01	278.92
मैसूर	92.33	32388	25878	653.52	336.91
पटियाला	100	59580	43954	965.45	531.54
त्रावणकोर	75	41670	32972	1056.27	607.84
सभी 6 बैंक	**—**	**264779**	**198583**	**5495.05**	**2774.47**

Table : 9 Performance Highlights of Associate Banks (ABs)

(Amounts in Rs. crores)

	As on 31.03.2008	As on 31.03.2009	Change
Agg. Assets	263221	313099	18.95%
Agg. Deposits	218199	264779	21.35%
Agg. Advances	166050	198583	19.59%
Operating Profit	4160	5495	32.11%
Net Profit	2225	2774	24.71%
Credit Deposit Ratio	76.10	75.00	-1.10
Capital Adequacy Ratio	12.52	13.01	+0.49
Gross NPA	2465.41	2763.56	12.09%
Net NPA	972.36	1191.26	22.51%
Return on Equity	18.50%	19.83%	1.33

I.3 SBI Commercial & International Bank Ltd. (SBICI)

As at the end of March 2009, the aggregate deposits and total advances of SBICI stood at Rs.538.33 crores and Rs.315.34 crores respectively. The Bank recorded an operating and net profit of Rs.11.52 crores and Rs.11.07 crores respectively. The net NPAs as at the end of March 2009 was Rs.0.23 crores.

Performance Highlights of Non-Banking Subsidiaries/ Joint Ventures

I.4 SBI Capital Markets Limited (SBICAP)

SBICAP is a full service investment banking outfit offering Project Advisory Services, arrangement of Structured Finance, Capital Market Services like Equity Issuances, Mergers & Acquisitions and arrangement of Private Equity, etc. The company, during the year, has further consolidated its dominant position as arrangers of debt for the corporate sector both in the infrastructure as well as non-infrastructure sectors.

The following achievements are some of the many recognitions won by the Company during the year:

- Ranked 3rd globally as Mandated Lead Arranger by Thompson Reuters PFI for 2008 as against 9th globally in 2007. Ranked No.2 globally and No.1 in Asia Pacific by Dealogic.
- Ranked 1st as India Syndicated Loan Mandated Arranger and as India Syndicated Loans Book runner by Bloomberg.
- The Company has been awarded "Bank of the year" award in 2008 by Thompson Reuters.
- The project relating to Coastal Gujarat Power Ltd. (Tata Ultra Mega Power Plant) has been recognised by Project Finance International as "Power Deal of the Year" and as "Best Power Project Deal of the Year" by Euromoney.
- Awarded Silver Shield under the category 'Finance sector' of ICAI Awards for Excellence in Financial Reporting for the year ended March 2008.
- The company has posted a PAT of Rs.150.07 crores registering YoY growth of 5.55% upto March 2009.
- Declared a dividend of 120% as against 100% for the FY2007-08.

Table : 10 Performance Highlights of the Associate Banks as at March 2009

(Rs. in crores)

Name of the Bank	SBI's share in the capital (%)	Deposits	Advances	Operating Profit	Net Profit
State Bank of					
Bikaner & Jaipur	75	38762	30088	892.84	403.45
Hyderabad	100	64686	43952	1302.96	615.81
Indore	98.05	27693	21739	624.01	278.92
Mysore	92.33	32388	25878	653.52	336.91
Patiala	100	59580	43954	965.45	531.54
Travancore	75	41670	32972	1056.27	607.84
All 6 Banks	—	**264779**	**198583**	**5495.05**	**2774.47**

झ.5 एसबीआइ कैप सिक्युरिटीज लि. (एसएसएल)

एसएसएल, जिसने अपना परिचालन जून 2006 में शुरू किया था, एक ब्रोकिंग सेवा कंपनी है जो रिटेल एवं संस्थागत ग्राहकों को नकद एवं वायदा और विकल्प सौदों में इक्विटी ब्रोकिंग सेवाएं प्रदान करती है। यह म्यूचुअल फण्ड आदि जैसे अन्य वित्तीय उत्पादों के विक्रय और वितरण का भी कार्य करती है। कंपनी ने एसबीआइ और सहयोगी बैंकों के ग्राहकों के लिए ई-ब्रोकिंग सेवाएं शुरू की हैं। एसएसएल की 48 शाखाएं हैं। 18 कंपनियों को विशेष विक्रय अधिकार प्रदान किए गए हैं जो रिटेल एवं संस्थागत दोनों प्रकार के ग्राहकों को डीमैट, ई-ब्रोकिंग, ई-आइपीओ और ई-एमएफ सेवाएं प्रदान करती हैं।

झ.6 एसबीआइ कैप्स वैंचर्स लिमिटेड (एसवीएल)

एसबीआइ कैप्स वैचर्स लिमिटेड (एसवीएल), एक 100 मिलियन अमरीकी डालर वाला वैंचर कैपिटल फण्ड, जो एसबीआइ होल्डिंग इनकारपोरेशन (साफ्टबैंक), जापान के साथ संयुक्त रूप से है, ने दो कंपनियों में 8 मिलियन अमरीकी डालर निवेश किए हैं और यह अनेक निवेश प्रस्तावों की संवीक्षा कर रही है। इस फण्ड के कार्य-क्षेत्र में रियल इस्टेट और वित्तीय सेवाओं को छोड़कर सभी क्षेत्र शामिल हैं।

झ.7 एसबीआइ कैप (यूके) लि.

एसबीआइ कैप (यूके), ने अपने परिचालन के दूसरे वर्ष में ही मार्च 2009 तक रु.2.14 करोड़ की आय अर्जित की है जबकि मार्च 2008 तक इसने रु.1.51 करोड़ की आय अर्जित की थी। कंपनी ने मार्च 2009 को रु.0.44 करोड़ का निवल लाभ कमाया जबकि पिछले वर्ष की इसी अवधि में इसको आय स्रोतों की विविधता के कारण रु.0.36 करोड़ की हानि हुई थी।

झ.8 एसबीआइ कैप ट्रस्टी कं. लि. (एसटीसीएल)

एसबीआइकैप ट्रस्टी कं. लि. (एसटीसीएल) ने 01 अगस्त 2008 से प्रतिभूति न्यास व्यवसाय शुरू किया है। 31 मार्च 2009 तक कंपनी की सकल आय रु. 0.44 करोड़ रही और निवल लाभ रु.0.14 करोड़ रहा।

झ.9 एसबीआइ डीएफएचएल लि.

- एसबीआइ समूह के पास इस कंपनी की, जो एक प्राइमरी डीलर है, 67.01% शेयरधारिता है।
- 31मार्च 2009 को समाप्त अवधि के लिए, कंपनी का कर-पूर्व लाभ रु.101.76 करोड़ रहा जबकि वर्ष 2007-08 के दौरान यह रु.95.89 करोड़ था।
- वर्ष 2008-09 के दौरान जी-सिक्युरिटी और राजकोष बिलों के लिए बाजार टर्नओवर रु.57,922 करोड़ रहा जबकि वर्ष 2007-08 के दौरान यह रु.54,919 करोड़ रहा था।
- 12.50% लाभांश की घोषणा की गई है जबकि वित्त वर्ष 2007-08 के लिए 10.00% लाभांश घोषित किया गया था।

झ.10 एसबीआइ कार्ड्स एण्ड पेमेंट्स सर्विसेज प्रा.लि. (एसबीआइसीएलपीएल)

- एसबीआइ कार्डस् जो भारत में एकमात्र अकेली क्रेडिट कार्ड जारी करने वाली कंपनी है, भारतीय स्टेट बैंक और जीई कैपिटल सर्विसेज का एक संयुक्त उद्यम है जिसमें भारतीय स्टेट बैंक की 60% अंशधारिता है।
- मार्च 2009 के अंत तक कंपनी के सक्रिय कार्डों की संख्या 27.24 लाख और प्राप्य राशियां रु.1,804 करोड़ रही।
- कंपनी को कर-पूर्व हानि रु.185.12 करोड़ हुई जबकि 31.03.2008 को इसे रु. 230.02 करोड़ की कर-पूर्व हानि हुई थी।

झ.11 एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (एसबीआइलाइफ)

- एसबीआइ लाइफ के पास एक अनूठी बहु-वितरण प्रणाली है जिसमें बैंकएश्योरेंस, रिटेल एजेंसी एवं संस्थागत गठजोड़ों एवं ग्रुप कारपोरेट माध्यमों के जरिए बीमा उत्पादों का वितरण किया जाता है।
- एसबीआइ लाइफ को आउटलुक मनी से प्रतिष्ठित वैयक्तिक वित्त पुरस्कार और एनडीटीवी प्रॉफिट से 'सर्वश्रेष्ठ जीवन बीमाकर्ता 2008' पुरस्कार प्राप्त हुआ है।
- मिलियन डालर राउंड टेबल (एमडीआरटी) सदस्यों की संख्या के मामले में विश्व की शीर्ष तीन बीमा कंपनियों में स्थान प्राप्त हुआ है।
- आइसीआरए द्वारा इसे अधिक दावों का भुगतान करने के लिए ट्रिपल ए वन रेटिंग प्रदान की गई है।
- नए व्यवसाय की सर्वाधिक वृद्धि दर के लिए निजी बीमाकर्ताओं में लगातार दूसरा स्थान प्राप्त हुआ है।
- कंपनी की सकल प्रीमियम राशि 28% की वर्ष प्रति वर्ष की वृद्धि दर के साथ रु. 7,212 करोड़ रही।
- सारे उद्योग में एसबीआइ लाइफ का बाजार अंश बढ़कर 6.0% हो गया जबकि मार्च 2008 में यह 5.15% था और निजी बीमाकर्ताओं में इसका बाजार अंश मार्च 2008 के 14% से बढ़कर 16% हो गया।
- इक्विटी निवेशों के मूल्य में कमी आने के कारण 31.03.2009 को इसे रु.26 करोड़ की हानि हुई जबकि 31.03.2008 को इसने रु.34 करोड़ का लाभ कमाया था।
- एसबीआइ लाइफ की 'प्रबंध अधीन आस्तियों' में वर्ष प्रति वर्ष 43% की वृद्धि दर दर्ज हुई और इनकी राशि रु.14,964 करोड़ तक पहुंच गई।
- इसके जीवन बीमा धारकों की संख्या बढ़कर 131.2 लाख हो गई जबकि मार्च 2008 में इनकी कुल संख्या 70 लाख थी।
- चालू वर्ष के दौरान 246 नए विक्रय कार्यालय खोले गए और इस प्रकार 31.03.2009 को इसके कार्यालयों की कुल संख्या बढ़कर 489 हो गई।

I.5 SBICAP Securities Limited (SSL)

SSL, which commenced its operations in June 2006, is a broking company offering equity broking services to retail and institutional clients both in the Cash as well as in the Futures and Options segments. It is also engaged in sales & distribution of other financial products like Mutual Funds, etc. The Company has launched e-broking services to the clients of SBI and Associate Banks. SSL has 48 branches and 18 franchisees and offers Demat, e-broking, e-IPO and e-MF services to both retail and institutional clients.

I.6 SBICAPS Ventures Limited (SVL)

SBICAPS Ventures Limited (SVL), a USD 100 million Venture Capital Fund, jointly with SBI Holdings Inc. (Softbank), Japan has invested USD 8 mio in two companies and a number of investment proposals are being examined. The scope of the fund covers all sectors except real estate and financial services.

I.7 SBICAP (UK) Ltd.

SBICAP (UK) Ltd., which is only in its second full year's operation, has booked a revenue of Rs. 2.14 crores upto March 2009 as against Rs. 1.51 crores as on March 2008. The company has posted a net profit of Rs.0.44 crores in March 2009, as against a loss of Rs.0.36 crores last year due to diversification of income streams.

I.8 SBICAP TRUSTEE Co Ltd. (STCL)

SBICAP TRUSTEE Co Ltd. (STCL) has commenced security trustee business with effect from1st August 2008. The company's gross income upto 31.03.2009 is Rs. 0.44 crores and net profit is Rs.0.14 crores.

I.9 SBI DFHI LTD.

- SBI group holds 67.01% share in the Company, which is a primary dealer.
- For the period ended 31st March 2009, the Company's PBT was Rs.101.76 crores as against Rs.95.89 crores during 2007-08.
- The market turnover for G-Sec and Treasury bills during 2008-09 was Rs.57,922 crores as against Rs.54,919 crores recorded during 2007-08.
- Declared a dividend of 12.50% as against 10.00% for the FY2007-08.

I.10 SBI Cards & Payments Services Pvt. Ltd. (SBICSPL)

- SBI Cards, the only stand-alone credit card issuing company in India, is a joint venture by State Bank of India and GE Capital Services, wherein SBI holds 60% stake.
- The "Cards in Force" (CIF) of the Company stands at 27.24 lacs and the receivables are at Rs.1,804 crores at the end of March 2009.
- The Company has posted a loss before tax of Rs. 185.12 crores during the year as against a loss before tax of Rs. 230.02 crores as on 31.03.08.

I.11 SBI Life Insurance Company Limited (SBILife)

- SBI Life has a unique multi-distribution model comprising Bancassurance, Retail Agency & Institutional Alliances and Group Corporate Channels for distribution of insurance products.
- SBI Life has bagged the coveted personal finance award-Outlook Money and NDTV profit "Best Life Insurer 2008".
- Ranked among global top three in terms of number of Million Dollar Round Table (MDRT) members.
- ICRA has assigned iAAA rating to the company indicating highest claim paying ability.
- The company continued to be ranked 2nd among private insurers, for new business growth.
- Gross Premium of the Company was Rs.7,212 crores with YoY growth of 28%.
- The market share of SBI Life in the total industry improved to 6.0% as against 5.15% in March 2008 and to 16% amongst private insurers from 14% as at March 08.
- Recorded a loss of Rs.26 crores as on 31.03.2009 as against a profit of Rs.34 crores as on 31.03.2008 due to dimunition in the value of equity investments.
- The 'Assets Under Management' of SBI Life recorded a growth of 43% YoY to reach Rs.14964 crores.
- Portfolio lives has increased to 131.2 lacs from 70 lacs as on March 2008.
- Opened 246 new sales offices during the current year taking the total number of offices to 489 as on 31.03.2009.

झ.12 एसबीआइ फण्ड्स मैनेजमेंट (प्रा.) लि. (एसबीआइएफएमपीएल)

- एसबीआइएफएमपीएल, जो भारतीय स्टेट बैंक की म्यूचुअल फण्ड अनुषंगी है, 'प्रबंध अधीन आस्तियों' के अनुसार 6ठा सबसे बड़ा फण्ड हाउस है और 5.5 मिलियन निवेशकों के साथ बाजार में एक प्रमुख म्यूचुअल फण्ड कंपनी है।
- पिछले वर्षों में इस फण्ड हाउस की योजनाओं का निष्पादन उत्कृष्ट बना हुआ है और निवेशकों के लिए यह पसंदीदा निवेश रहा है।
- कंपनी ने 31.03.2009 को रु. 68.95 करोड़ का कर-पश्चात लाभ कमाया है जो वर्ष प्रति वर्ष 2.0% की गिरावट को दर्शाता है।
- उद्योग में अनेक म्यूचुअल फण्डों के निवल बहिर्गमन की तुलना में एसबीआइएफएमपीएल ने वर्ष के दौरान मार्च 2009 तक रु. 2,315 करोड़ की निवल आवक दर्ज की। कंपनी की औसत 'प्रबंध अधीन आस्तियां' मार्च 2009 को रु. 27,846 करोड़ रहीं।
- 40% लाभांश की घोषणा की गई है जबकि 2007-08 के लिए 33.60% लाभांश घोषित किया गया था।
- कंपनी की 'प्रबंध अधीन आस्तियों' का औसत बाजार अंश मार्च 2009 के अंत में 5.52% रहा।
- 'एसबीआइ मैग्नम बैलेंस फण्ड' और 'एसबीआइ मैग्नम सेक्टर अम्ब्रेला-कान्ट्रा फण्ड' को वर्ष 2008 में लिप्पर इंडिया फण्ड अवार्ड में अपनी अपनी श्रेणियों में सर्वश्रेष्ठ फण्ड घोषित किया गया।
- 'एसबीआइ मैग्नम टैक्सगेन स्कीम-93' को आइसीआरए म्यूचुअल अवार्ड 2009 में 3 वर्ष के सर्वोत्तम निष्पादन के लिए 5 स्टार रेटिंग प्रदान की गई।

झ.13 एसबीआइ फैक्टर्स एण्ड कॉमर्शियल सर्विसेज प्रा. लि. (एसबीआइफैक्टर्स)

- एसबीआइ फैक्टर्स लघु एवं मध्यम उद्यमों (एसएमई) को देशीय फैक्टरिंग सेवाएं उपलब्ध कराता है।
- एसबीआइ फैक्टर्स का टर्नओवर मार्च 2009 के अंत तक रु. 5,979 करोड़ रहा जबकि मार्च 2008 के अंत तक यह रु. 6,479 करोड़ था।
- यद्यपि कंपनी की कुल आय वर्ष प्रति वर्ष 13% वृद्धि के साथ मार्च 2009 में रु. 164.25 करोड़ रही, फिर भी कंपनी ने मार्च 2009 के अंत तक रु. 42.79 करोड़ का कर पश्चात लाभ अर्जित किया और इस प्रकार इसमें वर्ष प्रति वर्ष 50.78% की वृद्धि दर्ज हुई।
- 30% लाभांश की घोषणा की गई है जबकि वर्ष 2007-08 के लिए 16% लाभांश घोषित किया गया था।

झ.14 ग्लोबल ट्रेड फाइनेंस लिमिटेड (जीटीएफएल)

- जीटीएफएल भारत की प्रमुख फैक्टरिंग कंपनियों में से एक है जो निर्यात एवं आयात फैक्टरिंग में सबसे अधिक बाजार अंश (85%) रखती है।
- 31 मार्च 2009 को समाप्त वर्ष के दौरान कंपनी का टर्नओवर वर्ष प्रति वर्ष 10.60% की वृद्धि के साथ रु. 12,303 करोड़ तक पहुंच गया। मार्च 2009 में कंपनी की कुल आय रु. 505.48 करोड़ रही जबकि मार्च 2008 में यह रु. 353.76 करोड़ थी। मार्च 2009 को कंपनी ने रु. 74.10 करोड़ का कर पश्चात लाभ अर्जित किया जबकि पिछले वर्ष यह रु. 73.57 करोड़ था।
- 20% लाभांश की घोषणा की गई है जबकि 2007-08 के लिए 12% लाभांश घोषित किया गया था।

झ.15 एसबीआइ पेंशन फण्ड्स प्रा. लि. (एसबीआइपीएफ)

- एसबीआइपीएफ केन्द्र सरकार (सशस्त्र सेनाओं को छोड़कर) और राज्य सरकार के कर्मचारियों के लिए नई पेंशन योजना के अंतर्गत पेंशन निधियों का प्रबंध करने के लिए पेंशन निधि विनियमन एवं विकास प्राधिकरण (पीएफआरडीए) द्वारा नियुक्त तीन निधि व्यवस्थापकों में से एक है। एसबीआइपीएफ, जो स्टेट बैंक समूह की पूर्ण स्वामित्ववाली अनुषंगी है, ने अप्रैल 2008 से अपना कार्य प्रारंभ किया है। वर्ष 2008-09 के दौरान नई पेंशन प्रणाली के अंतर्गत प्राप्त पेंशन निधियों की कुल राशि के 55% भाग का प्रबंध करने का अधिदेश एसबीआइपीएफ को प्राप्त हुआ है। 31 मार्च 2009 को कंपनी की 'प्रबंध अधीन आस्तियों' की कुल राशि रु. 1,173.23 करोड़ रही, जिस पर रु. 26.32 लाख का प्रबंध शुल्क प्राप्त हुआ। कंपनी को रु. 0.04 करोड़ का निवल लाभ हुआ।

सहयोगी एवं अनुषंगियों की वर्ष के दौरान प्रमुख गतिविधियाँ

- स्टेट बैंक ऑफ सौराष्ट्र, जिसकी अधिकांश शाखाएं गुजरात राज्य में हैं, और जो एक पूर्ण स्वामित्ववाला सहयोगी बैंक था, भारतीय स्टेट बैंक ने भारतीय रिजर्व बैंक और भारत सरकार के अनुमोदन से वर्ष के दौरान उसका अभिग्रहण कर लिया। अभिग्रहण के समय रु. 21,000 करोड़ से अधिक के एक आस्ति आधार के साथ इस सहयोगी बैंक की 461 शाखाएं थी।
- बैंक ने एसबीआइसीआइ बैंक, जो एक पूर्ण स्वामित्ववाली देशीय बैंकिंग अनुषंगी है, का भी अपने में विलय करने का निर्णय लिया है जिससे बैंक में समेकन एवं कार्यक्षमता में और वृद्धि हो। भारत सरकार से आवश्यक अनुमोदन की प्रतीक्षा है।
- एसबीआइकैप सिक्युरिटीज लि. (एसएसएल), जो एसबीआइ कैपिटल मार्केट्स लि. की एक पूर्ण स्वामित्ववाली अनुषंगी है, का भारतीय स्टेट बैंक द्वारा एक प्रत्यक्ष अनुषंगी के रूप में विलय किया जाना प्रस्तावित है जिससे ब्रोकिंग कार्यकलाप के साथ-साथ स्टेट बैंक समूह माध्यमों से अन्य धन-सम्पदा प्रबंधन उत्पादों का

I.12 SBI Funds Management (P) Ltd. (SBIFMPL)

- SBIFMPL, the Mutual Fund arm of SBI, is the 6th largest Fund House in terms of "Assets Under Management" and a leading player in the market with 5.5 million investors.
- The schemes of the Fund House have performed consistently over the years and have emerged as the preferred investment for investors.
- The company has posted a PAT of Rs.68.95 crores as on 31.03.2009 registering a decline of 2.0% Y-o-Y.
- As against net outflows experienced by many of the Mutual Funds across the industry, SBIFMPL registered a net inflow of Rs.2,315 crores during the year upto March 2009. The average "Assets Under Management" (AUM) of the company as at March 2009 stood at Rs.27,846 crores.
- Declared a dividend of 40% as against 33.60% for 2007-08.
- The company's average AUM market share at the end of March 2009 stood at 5.52%.
- "SBI Magnum Balance Fund" and "SBI Magnum Sector Umbrella-Contra Fund" were adjudged the best funds in their respective categories in Lipper India Fund award in 2008.
- "SBI Magnum Taxgain Scheme-93" was rated a Five Star Fund in 3 year performance category in ICRA Mutual Fund Awards 2009.

I.13 SBI Factors and Commercial Services Pvt. Ltd. (SBIFACTORS)

- SBI Factors provides domestic factoring services to Small and Medium Enterprises (SMEs).
- The turnover recorded by SBI Factors at the end of March 2009 stood at Rs.5,979 crores as against Rs.6,479 crores at the end of March 2008.
- While total income of the company increased by 13% YoY and stood at Rs.164.25 crores as at March 2009, the company earned PAT of Rs.42.79 crores as at March 2009 registering a YoY growth of 50.78%.
- Declared a dividend of 30% as against 16% for 2007-08.

I.14 Global Trade Finance Ltd. (GTFL)

- GTFL is one of the leading factoring companies in India which has the highest market share (85%) in export & import factoring.
- During the year ended 31st March 2009, the turnover of the company increased by 10.60% YoY, reaching Rs.12,303 crores. The total income of the company as at March 2009 was Rs.505.48 crores as against Rs.353.76 crores in March 2008. The company earned a PAT of Rs.74.10 crores as on March 2009 as against Rs.73.57 crores last year.
- Declared a dividend of 20% as against 12% for 2007-08.

I.15 SBI Pension Funds Pvt. Ltd. (SBIPF)

- SBIPF is one of the three Fund Managers appointed by the Pension Fund Regulatory & Development Authority (PFRDA) for management of Pension Funds under the New Pension System for Central Government (except Armed Forces) and State Government Employees. SBIPF, wholly owned subsidiary of the State Bank Group, commenced its operations from April 2008. SBIPF has got the mandate to manage 55% of the total corpus of pension funds received under the New Pension System during 2008-09. The total "Assets Under Management" of the company as on 31st March 2009 was Rs.1,173.23 crores on which a management fee of Rs. 26.32 lacs was received. The Company recorded a net profit of Rs. 0.04 crores.

Important Developments during the year in Associates & Subsidiaries:

- State Bank of Saurashtra, a wholly-owned Associate Bank having major presence in the state of Gujarat, was acquired by SBI during the year with the approval of RBI and Govt. of India. The Associate Bank had 461 branches with an asset base of more than Rs.21,000 crores at the time of acquisition.
- The Bank has also decided to merge SBICI Bank Ltd., a wholly owned domestic banking subsidiary, with itself to bring about further synergy and efficiency. Necessary approval is awaited from the Government of India.
- SBI Cap Securities Ltd. (SSL)., which is a wholly owned subsidiary of SBI Capital Markets Ltd., is proposed to be taken over by SBI as a direct subsidiary in order to impart greater synergy by undertaking besides broking activities, marketing of other wealth management products through State Bank

विपणन शुरू करके परस्पर तालमेल बढ़ाया जा सके। इस प्रस्ताव पर आवश्यक विनियामक अनुमोदनों की प्रतीक्षा की जा रही है।

- देशी और अंतरराष्ट्रीय आढ़त-व्यवसाय में बाजार अंश बढ़ाने की दृष्टि से और परिचालनों में समेकन और इनकी कार्यक्षमता को और बढ़ाने के लिए भी, बैंक ने अपनी दोनों अनुषंगियों, एसबीआइ फैक्टर्स और जीटीएफएल का विलय करने का प्रस्ताव रखा है। इस प्रस्ताव पर आवश्यक विनियामक अनुमोदनों की प्रतीक्षा की जा रही है।

ञ आस्ति गुणवत्ता

अनर्जक आस्ति प्रबंधन

अनर्जक आस्तियों में कमी लाने के प्रयासों की 31.03.2009 की स्थिति यहां नीचे प्रस्तुत की गई है:

तालिका : 11 आस्ति गुणवत्ता (रुपए करोड़ में)

1.	सकल अनर्जक आस्तियां	15589
	सकल अनर्जक आस्तियों का प्रतिशत	2.84%
2.	निवल अनर्जक आस्तियां	9552
	निवल अनर्जक आस्तियों का प्रतिशत	1.76%
3.	अनर्जक आस्तियों की नकद वसूली	2966
4.	मानक आस्तियों के रूप में कोटिउन्नयन	3402
5.	बट्टे खाते	1896
6.	अनर्जक आस्तियों में सकल कटौती (3+4+5)	8264
7.	अनर्जक आस्तियों के रूप में मानक आस्तियों में हालिया गिरावट	11015
8.	बट्टे खातों में वसूली	888

- कंपनी ऋण पुनर्गठन (सीडीआर) व्यवस्था और बैंक की अपनी योजना दोनों के अंतर्गत अपसामान्य मानक आस्तियों तथा अर्थक्षम अनर्जक आस्तियों के पुनर्गठन को सर्वोच्च प्राथमिकता दी गई जिससे अनर्जक आस्तियों को बढ़ने से रोका जा सके तथा अनर्जक आस्तियों के वर्तमान स्तर को भी कम किया जा सके।
- इस प्रयोजन हेतु विशेष उल्लेख वाले खातों की पहचान एवं निगरानी संबंधी व्यवस्था भी तैयार की गई है जिससे शीघ्र समीक्षा करके त्वरित सुधारात्मक कार्रवाई सुनिश्चित की जा सकें।
- सारी बैंकिंग प्रणाली द्वारा कंपनी ऋण पुनर्गठन (सीडीआर) व्यवस्था को संदर्भित रु. 1,235 करोड़ के ऋण के कुल 20 मामलों में से बैंक ने सीडीआर को रु. 883 करोड़ के ऋण के 9 मामले संदर्भित किए हैं। संदर्भित मामलों में ऋण में हमारा अंश 72% था। सभी मामलों में, समय से हस्तक्षेप किए जाने से खातों की मानक आस्ति स्थिति को बनाए रखा जा सका।
- वर्ष के दौरान रु. 289 करोड़ की मूल बकाया राशि की 5 वित्तीय आस्तियों अन्य बैंकों/एआरसीआइएल को बेच दी गई।

ट. सूचना प्रौद्योगिकी

प्रौद्योगिकी का विस्तार होने तथा प्रौद्योगिकी के उपयोग में वृद्धि होने से उत्पन्न हुए अवसरों का लाभ उठाने में बैंक सक्रिय रहा। वित्तीय समावेशन के लिए प्रौद्योगिकी का नवोन्मेषी ढंग से उपयोग किया गया है और ग्राहक संतुष्टि का स्तर बढ़ाने के लिए प्रौद्योगिकी संचालित बैंकिंग समाधान कार्यान्वित किए गए।

नेटवर्किंग: वर्ष के दौरान हमारे वाइड एरिया नेटवर्क में और 2000 से अधिक शाखाओं को जोड़ दिया गया। इस समय बैंक की सभी शाखाएं और एटीएम नेटवर्क से जुड़े हुए हैं। बैंक के व्यवसाय अनुप्रयोगों में नेटवर्क की प्रमुख भूमिका रहती है और यह आंकड़ों का श्रव्य एवं दृश्य रूप में सुरक्षित आदान-प्रदान करने में सक्षम है।

कोर बैंकिंग: दिनांक 23.07.2008 को जब बैंक की सभी शाखाएं कोर बैंकिंग समाधान पर कार्य करने लगी तब बैंक ने सम्पूर्ण कोर बैंकिंग का अपना लक्ष्य प्राप्त कर लिया। यह बैंक की अत्यंत महत्वपूर्ण उपलब्धियों में से एक है और केंद्रीकृत आंकड़ा आधार (कोर बैंकिंग) प्रणाली से संचालित होने वाला हमारा और सहयोगी बैंकों का नेटवर्क विश्व के सबसे बड़े बैंकिंग नेटवर्कों में से एक अग्रणी नेटवर्क है। कोर बैंकिंग ने हमारे लेनदेन प्रक्रिया संबंधी कार्यों की क्षमता बढ़ाई है। इससे हमारे ग्राहक बैंक की 11448 शाखाओं में से किसी भी शाखा से अपना बैंकिंग व्यवसाय कर सकते हैं। हमारी 506 शाखाओं में कोर आधारित व्यापार वित्तपोषण की सुविधा भी उपलब्ध हो गई है।

इंटरनेट बैंकिंग: 2100 से अधिक शाखाओं को इंटरनेट बैंकिंग से जोड़ दिए जाने से बैंक की सभी शाखाओं में अब इंटरनेट बैंकिंग सुविधा उपलब्ध है। कहीं भी, किसी भी समय बैंकिंग के अलावा हमारी इंटरनेट बैंकिंग में आरटीजीएस/एनईएफटी के माध्यम से निधियों के अंतरण, करों का भुगतान, एसएमएस अलर्ट्स, बिलों का भुगतान, शुल्क भुगतान, म्यूचुअल फण्ड निवेश, आइपीओ के लिए अभिदान, मंदिर/न्यास दान आदि जैसी मूल्यवर्धित सेवाएं उपलब्ध हैं। कारपोरेट ग्राहकों के लिए सीबीईसी भुगतान, सीमा-शुल्क भुगतान, डीजीएफटी के लिए शुल्क संग्रहण, रेलवे के लिए भाड़ा संग्रहण आदि जैसी अतिरिक्त सुविधाएं उपलब्ध कराई गई हैं। अनेक ई-गवर्नेंस पहलों को भी इंटरनेट बैंकिंग से जोड़ दिया गया है।

Group channels. The proposal is awaiting necessary regulatory approvals.

- With a view to improving the market share in domestic and international factoring business as also to have synergy in operations and optimising efficiency, the Bank has proposed to merge SBI Factors and GTFL, two of its own subsidiaries. The proposal is awaiting necessary regulatory approvals.

J. ASSET QUALITY

NPA Management

The position of NPA reduction as on 31.03.2009 is given hereunder.

Table : 11 Asset Quality (Rs. in crores)

1	Gross NPAs	15589
	Gross NPA Percentage	2.84 %
2	Net NPAs	9552
	Net NPA Percentage	1.76 %
3	Cash Recovery in NPA	2966
4	Upgradation to Standard Assets	3402
5	Write offs	1896
6	Gross reduction in NPAs (3+4+5)	8264
7	Fresh slippages of Standard Assets to NPA category	11015
8	Recovery in written off accounts	888

- Restructuring of impaired Standard Assets as well as viable non-performing assets, both under CDR mechanism as well as under Bank's own scheme, have been given top priority for arresting new additions and reducing the existing level of NPAs.
- The machinery for identification and monitoring of Special Mention Accounts by making prompt review and taking quick corrective action has also been geared up for the purpose.
- The Bank referred 9 cases with aggregate exposure of Rs. 883 crores to CDR mechanism this year out of a total of 20 cases with aggregate exposure of Rs. 1,235 crores referred to CDR by the whole Banking system. Our share in the debt in the cases referred was 72% by value. In all cases, timely intervention enabled the accounts to retain their Standard Asset status.
- Five financial assets involving principal outstandings of Rs. 289 crores have been sold to other banks/ARCIL during the year.

K. INFORMATION TECHNOLOGY

The Bank has been proactive in responding to the opportunities thrown open by evolving technology and increasing technology penetration. Technology has been used innovatively for achieving financial inclusion and technology driven banking solutions have been implemented to achieve enhanced customer satisfaction.

Networking: More than 2000 branches were added to our wide area network during the year. Presently all the branches and ATMs of the Bank are networked. The network plays a major role in supporting the Bank's business applications and is capable of carrying data voice and video in a secure manner.

Core Banking: The Bank achieved full Core Banking status on 23.07.2008 when all the branches of the Bank were made functional on CBS. This is one of the most important achievements of the Bank as our network along with Associate Banks is one of the largest banking network in the world to have gone on centralised data base (Core Banking) system. Core Banking has not only enhanced our transaction processing capabilities but has also empowered our customers to transact their banking business from any of the 11448 branches of the Bank. Our 506 branches have been enabled for Core Integrated Trade Finance also.

Internet Banking: With enabling of over 2100 branches for internet banking, all the branches of the Bank are now internet banking enabled. Apart from enabling Anywhere Anytime banking, our Internet Banking offers a host of value added services like funds transfer through RTGS/NEFT, Payment of Taxes, SMS Alerts, Bills Payments, Fee Payments, Mutual Fund Investments, Subscription to IPOs, Temple/Trust Donations etc. For Corporate customers, additional facilities like CBEC Payment, Customs Payment, Fee collections for DGFT, Freight collection for Railways etc. have been provided. A number of e-Governance initiatives have also been enabled through Internet Banking.

एटीएम: बैंक का अपने सहयोगी बैंकों के साथ एक समान एटीएम नेटवर्क है जो देश में सबसे बड़ा है। इसने दिसंबर 2008 में 10,000 एटीएमों की संख्या को पार कर लिया है और वर्ष के दौरान 2911 एटीएमों के और जुड़ जाने से, बैंक के पास अब 11300 एटीएमों से अधिक का एक विशाल नेटवर्क है। बैंक के पास 6 देशों में 19 विदेशी केन्द्रों में एटीएमों से जुड़े हुए 33 बहु-मुद्रा (मल्टी करेंसी) माड्यूल भी हैं। हमारे एटीएमों पर कार्ड से कार्ड अंतरण, शुल्क भुगतान, उपभोक्ता बिल भुगतान, मंदिरों/न्यासों को दान आदि देने की सुविधा भी उपलब्ध है। बैंक बायोमीट्रिक और कम लागत वाले ग्रामीण एटीएम स्थापित करने के लिए भी प्रयास कर रहा है।

भुगतान प्रणाली समूह: बैंक की सभी शाखाओं को आरटीजीएस और एनईएफटी से जोड़ दिया गया है। इसके अतिरिक्त, बैंक स्टेट बैंक समूह भुगतान प्रणाली (स्टेट बैंक समूह के बैंकों में तुरंत निधियों का अंतरण करने के लिए), हमारे विदेश स्थित कार्यालयों से एनईएफटी के माध्यम से हमारे बैंक और साथ ही साथ अन्य बैंकों के खातों में सीधे राशि जमा करने के लिए रुपया प्रेषण योजना से भी जुड़ गया है।

मोबाइल बैंकिंग: बैंक ने अपनी मोबाइल बैंकिंग सुविधा शुरू की है जो विभिन्न प्रकार की सेवाएं उपलब्ध कराती है, जैसे एनईएफटी का उपयोग करके निधियों का अंतरण, पूछताछ सेवाएं (शेष संबंधी पूछताछ/संक्षिप्त खाता विवरण), अनुरोध सेवाएं (चेक बुक अनुरोध), एम-कामर्स (मोबाइल टॉप अप, मर्चेंट भुगतान, एसबीआइ जीवन बीमा प्रीमियम) और बिल भुगतान (उपभोक्ता बिल, क्रेडिट कार्ड)।

डाटा वेयरहाउस प्रोजेक्ट: इंटरप्राइज डाटा वेयरहाउस का कार्यान्वयन जारी है। इसका कार्यान्वयन उपयोगितापूर्ण साधन उपलब्ध कराएगा जो प्रक्रियाओं को बेहतर बनाने, उत्पाद निष्पादन, चैनल प्रबंध, ग्राहक संबंध प्रबंध, सांविधिक लेखा-परीक्षा, निरीक्षण एवं लेखा-परीक्षा, बजट एवं मानीटरिंग और आंतरिक प्रयोक्ताओं के लिए स्वयं सहायता से संबंधित विश्लेषणों के माध्यम से निर्णय सहायता प्रणाली (डीएसएस) हेतु सूचना के प्रसार के लिए एक 'बुद्धिमान संगठन' के रूप में स्वयं को सशक्त बनाने में बैंक की मदद करने के लिए आवश्यक है।

सूचना सुरक्षा: बैंक के पास एक सशक्त आइटी नीति और सूचना प्रणाली (आइएस) सुरक्षा नीति है जो अंतरराष्ट्रीय श्रेष्ठ प्रथाओं से सुसज्जित है। व्यवसाय निरंतरता सुनिश्चित करने और किसी भी आपदा के सामने सुरक्षा प्रदान करने के लिए, बैंक ने एक आपदा प्रबंधन एवं व्यवसाय निरंतरता योजना कार्यान्वित की है। बैंक की सूचना प्रणालियों की सुरक्षा की नियमित समीक्षा की जाती है जिससे यह सुनिश्चित हो सके कि बैंक की सूचना प्रणालियां सुरक्षित हैं और बैंकिंग परिचालन सुरक्षित ढंग से संचालित किए जा रहे हैं।

	विविध परिचालन
ठ	जोखिम प्रबंधन एवं आंतरिक नियंत्रण
ड	व्यवसाय आसूचना विभाग
ढ	ग्राहक सेवा एवं सामाजिक सेवा बैंकिंग

ठ. जोखिम प्रबंधन एवं आंतरिक नियंत्रण

भारतीय स्टेट बैंक में जोखिम प्रबंधन

ठ.1 जोखिम प्रबंधन संरचना

- ऋण, बाजार, परिचालनात्मक एवं समूह जोखिमों को शामिल करते हुए एकीकृत जोखिम प्रबंधन हेतु एक स्वतंत्र जोखिम प्रबंधन संरचना कार्यान्वित की गई है। इस संरचना के माध्यम से परिचालन स्तर पर व्यवसाय इकाइयों को सशक्त बनाने का प्रयास किया गया है। इसमें उद्गम स्थल पर ही जोखिम की पहचान एवं प्रबंधन किया जा सकता है।
- इसे अत्यावश्यक मानते हुए, बेहतर जोखिम प्रबंधन प्रथाओं, बेसल-II अपेक्षाओं और पूंजी के संरक्षण और इष्टतम उपयोग के महत्वाकांक्षी लक्ष्य के साथ-साथ परिचालन स्तर पर जानकारी का स्तर बढ़ाने के प्रयास जारी हैं।
- ऐसे परिवर्तनों को ध्यान में रखते हुए जो दबाववाली परिस्थितियों में बैंक के पोर्टफोलियो में किए जा सकते हैं, बैंक ने एक ऐसी नीति कार्यान्वित की है जो आवधिक अंतरालों पर दबाव परीक्षण करने और जहां कहीं आवश्यक हो, सुधारात्मक उपाय शुरू करने के लिए एक संरचना उपलब्ध कराती है। ऐसे परीक्षणों की विषयवस्तु की सतत समीक्षा की जाती है जिससे और अधिक जोखिमपूर्ण स्थितियों को शामिल किया जा सके।
- जोखिम प्रबंधन की व्यवसाय वृद्धि और कार्यनीतिक व्यवसाय आयोजना में महत्वपूर्ण भूमिका रहती है। व्यवसाय रणनीति तैयार करते समय आधारभूत जोखिमों का आकलन किया जाता है। जोखिम की प्रत्येक संभावना और व्यवसाय प्रकार्यों के बीच परस्पर निर्भरता/संबंध का लगातार आकलन किया जाता है।

ठ.2 बेसल-II का कार्यान्वयन

- भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार बैंक ने 31 मार्च 2008 को बेसल-II मानदण्डों को अपना लिया है। साथ ही अद्यतन पद्धतियाँ अपनाने की अपेक्षाओं को पूरा करने के लिए प्रणालियों एवं कार्यविधियों, सूचना प्रौद्योगिकी क्षमताओं और जोखिम अभिशासन संरचना को अद्यतन बनाने के लिए प्रक्रियाएं तैयार कर ली गई हैं।

ATMs: The Bank, along with its Associate banks have a common ATM network which is the largest in the country. It crossed the milestone of 10,000 ATMs in December 2008 and with an addition of 2911 ATMs during the year, the Bank has now a network of more than 11300 ATMs. The Bank also has 33 Multi Currency Module enabled ATMs at 19 foreign centres in 6 countries. Functionalities available at our ATMs include Card to Card Transfer, Fee Payments, Utility Bill Payments, Donations to Temples/Trusts etc. The Bank is also in the process of installing Biometric and low cost rural ATMs.

Payment Systems Group: All the branches of the Bank have been enabled for RTGS and NEFT transactions. Further, the Bank has also enabled State Bank Group Payment Scheme (for instant funds transfer among State Bank Group Banks), Rupee Remittance Scheme from our foreign offices for direct credit to accounts in our Bank as well as with other banks through NEFT.

Mobile Banking: The Bank has launched its mobile banking facility which offers various features like Funds Transfer using NEFT, Enquiry Services (balance enquiry / mini statement), Request Services (cheque book request), m-commerce (Mobile Top Up, merchant payments, SBI Life Insurance premium) and bill payment (utility bills, credit cards).

Data Warehouse Project: Implementation of Enterprise Data Warehouse is under progress. Its implementation will provide critical tools necessary to help the Bank strengthen itself as an "intelligent organisation", to improve processes, delivery of information for Decision Support System (DSS) consisting of analytics on product performance, channel management, customer relationship management, concurrent audit, Inspection and Audit, budgeting and monitoring and self service for internal users.

Information Security: The Bank has a robust IT policy and Information System (IS) Security policy which has been benchmarked against global best practices. To ensure business continuity and to guard against any disaster, the Bank has put in place a disaster recovery and business continuity plan. The Bank's Information Systems Security is regularly reviewed to ensure that the Bank's information systems remain safe and banking operations are conducted in a secure way.

	Miscellaneous Operations
L	Risk Management & Internal controls
M	Business Intelligence Department
N	Customer Service & Community Services Banking

L. RISK MANAGEMENT & INTERNAL CONTROLS

RISK MANAGEMENT IN SBI

L.1 Risk Management Structure

- An independent Risk Governance structure is in place for Integrated Risk Management covering Credit, Market, Operational and Group Risks. This framework visualises empowerment of Business Units at the operating level, with technology being the key driver, enabling identification and management of risk at the place of origination.
- Being alive to this imperative, efforts are on hand to enhance the degree of awareness at the operating level in alignment with better risk management practices, Basel II requirements and the overarching aim of the conservation and optimum use of capital.
- Keeping in view the changes which the Bank's portfolios may undergo in stressed situations, the Bank has in place a policy which provides a framework for conducting Stress Tests at periodic intervals and initiating remedial measures wherever warranted. The scope of the tests is constantly reviewed to include more stringent scenarios.
- Risk Management is perceived as an enabler for business growth and in strategic business planning, by aligning business strategy to the underlying risks. This is achieved by constantly reassessing the interdependencies / interfaces amongst each silo of Risk and business functions.

L.2 Basel II Implementation

- The Bank, as per RBI Guidelines, has migrated to Basel II as on 31st March 2008. Simultaneously, processes have been set in train for fine-tuning systems & procedures, IT capabilities and Risk Governance structure to meet the requirements of the Advanced Approaches.

- विभिन्न पहलों जैसे नए ऋण जोखिम निर्धारण मॉडल अपनाना, आंतरिक रेटिंगों की स्वतंत्र एजेंसियों से पुष्टि कराना और ऋण आंकड़ों की गुणवत्ता बढ़ाने से न केवल पूंजी का संरक्षण हो सकेगा अपितु अद्यतन पद्धतियों का अंगीकरण भी आसान हो जाएगा।

ठ.3 ऋण जोखिम प्रबंधन

- ऋण जोखिम प्रबंधन प्रक्रिया में ऋण जोखिमों की पहचान, उनका आकलन एवं मापन, उनकी निगरानी तथा नियंत्रण शामिल हैं। सुपरिभाषित प्रारंभिक जोखिम आकलन प्रणालियाँ जैसे सीआरए माडल, उद्योग ऋण जोखिम मानदण्ड, प्रतिपक्ष ऋण जोखिम सीमाओं, बड़ी ऋण सीमाओं के निर्धारण की प्रणाली आदि उपलब्ध है।

ठ.4 बाजार जोखिम प्रबंधन

- बाजार जोखिम प्रबंधन बाण्ड, ईक्विटी एवं विदेशी मुद्रा में निवेश एवं व्यापार के लिए बोर्ड द्वारा अनुमोदित नीतियों के अनुसार किया जाता है।
- ऋण जोखिम, हानि रोकने, अवधि सीमाएं और व्युत्पन्न सीमाएं निर्धारित की गई हैं। अन्य प्रबंधन उपायों के साथ-साथ इन ऋण सीमाओं के जोखिम का दैनिक आधार पर आकलन किया जाता है और बाजार जोखिम का नियंत्रण एवं प्रबंधन करने के लिए अपेक्षानुसार आवश्यक कार्रवाई की जाती है।

ठ.5 परिचालन जोखिम प्रबंधन

- बैंक व्यापक आंतरिक नियंत्रण प्रणाली एवं नीतियों को लागू करते हुए परिचालन जोखिमों का प्रबंधन करता है।
- बैंक के परिचालन जोखिम प्रबंधन का उद्देश्य अनवरत रूप से प्रणालियों एवं नियंत्रण तंत्रों की समीक्षा करना, पूरे बैंक में परिचालन जोखिम के प्रति जागरूकता पैदा करना, जोखिम की जिम्मेदारी सौंपना, जोखिम प्रबंधन गतिविधियों को व्यवसाय कार्यनीति निर्धारण के साथ साथ चलाना एवं विनियामक अपेक्षाओं की पूर्ति सुनिश्चित करना है।
- इस नीति को बैंक के अंदर सभी व्यवसाय एवं कार्य क्षेत्रों में लागू किया जाता है और इसके अनुरूप परिचालन प्रणालियों, कार्यविधियों और दिशा-निर्देशों को समय समय पर अद्यतन किया जाता है।

ठ.6 समूह जोखिम प्रबंधन

- स्टेट बैंक समूह को एक प्रमुख वित्तीय समूह माना जाता है जिसकी प्रणाली के मामले में महत्वपूर्ण वित्तीय मध्यस्थ के रूप में विभिन्न वित्तीय बाजारों में प्रभावपूर्ण उपस्थिति है।
- तदनुसार, विनियामक की दृष्टि से और समूह के अपने आंतरिक नियंत्रण और जोखिम प्रबंधन की दृष्टि से, दोनों प्रकार से यह अत्यावश्यक हो गया है कि समूह की अलग-अलग अनुषंगियों की कार्यप्रणाली पर निगरानी रखी जाए और समूह में जोखिम के सम्पूर्ण स्तर का समय समय पर आकलन किया जाए जिससे पूंजीगत संसाधनों का इष्टतम उपयोग किया जा सके और समूह की सभी अनुषंगियों में एक समान जोखिम प्रथाओं को अपनाया जा सके।
- समूह की जोखिम प्रबंधन नीति स्टेट बैंक समूह के सभी सहयोगी बैंकों, बैंकिंग एवं गैर-बैंकिंग अनुषंगियों और संयुक्त उद्यमों पर लागू होती है और ये अपने विनियामकों के दिशानिर्देशों और संबद्ध लेखा मानकों का पालन करते हैं ।
- समूह की अनुषंगियों को अपने प्रमुख जोखिमों एवं जोखिम प्रबंधन प्रक्रियाओं तथा पूंजी का निर्धारण करने योग्य बनाने की दृष्टि से, गैर-बैंकिंग अनुषंगियों सहित समूह के सभी सदस्यों को अपनी नीतियों एवं परिचालनों को बेसल अवधारणाओं और अंतरराष्ट्रीय श्रेष्ठ प्रथाओं के अनुरूप बनाने के लिए प्रोत्साहित किया जाता है।
- इसके अतिरिक्त, एक समूह जोखिम प्रबंधन समिति भी गठित की गई है। यह समिति समूह की सभी अनुषंगियों में जोखिम के प्रति जागरूकता का विकास करने, नीति की आवधिक समीक्षा एवं इसके अनुपालन आदि को सुनिश्चित करने सहित समूह जोखिम से संबंधित सभी मामलों पर निगरानी रखती है ।

ठ.7 आस्ति देयता प्रबंधन

- बैंक की आस्ति देयता प्रबंधन समिति को तुलन-पत्र जोखिमों का पता लगाने एवं उनका विश्लेषण करने और इन जोखिमों के कुशल प्रबंधन के लिए न्यूनतम मापदण्ड निर्धारित करने हेतु उपयुक्त प्रणालियां एवं कार्यविधियां तैयार करने का कार्य सौंपा गया है।
- आस्ति देयता प्रबंधन विभाग, जो आस्ति-देयता प्रबंधन समिति का एक सहायक समूह है, विभिन्न आस्ति देयता प्रबंधन रिपोर्टों/विवरणियों का विश्लेषण करके चलनिधि जोखिम, ब्याज दर जोखिम आदि जैसे बैंक के बाजार जोखिमों पर निगरानी रखता है। आस्ति देयता प्रबंधन विभाग बैंक की आस्ति देयता प्रबंधन नीति की समीक्षा करता है और सतत आधार पर बैंक/भारतीय रिजर्व बैंक के नीतिगत दिशा-निर्देशों का अनुपालन करता है।
- बैंक ने चलनिधि जोखिम और ब्याज दर जोखिम के लिए आंतरिक पूंजी पर्याप्तता निर्धारण प्रणाली (आइसीएएपी) के अलावा चलनिधि जोखिम हेतु एक दबाव परीक्षण नीति तैयार की है। आधुनिक आस्ति देयता प्रबंधन उपायों के निष्पादन के माध्यम से प्रभावी निष्पादन प्रबंधन के लिए और ब्याज दर जोखिम प्रबंधन करने के लिए बैंक ने अपनी सभी व्यवसाय इकाइयों में बाजार संबंधी निधि अंतरण मूल्य-निर्धारण (एमआरएफटीपी) व्यवस्था का सफलतापूर्वक कार्यान्वयन किया है।

ठ.8 आंतरिक नियंत्रण

ठ.8.1 बैंक में अंतर्निहित आंतरिक नियंत्रण प्रणाली मौजूद है, जिसके अंतर्गत प्रत्येक स्तर पर सुस्पष्ट जिम्मेदारियां निर्धारित की गई हैं। बैंक के निरीक्षण एवं प्रबंधन लेखा-परीक्षा विभाग द्वारा बैंक के

- Various initiatives such as migration to new Credit Risk Assessment Models, independent validation of internal ratings and improvement in Loan Data Quality would not only enable conservation of capital but also facilitate smooth migration to Advanced Approaches.

L.3 Credit Risk Management

- Credit Risk Management process encompasses identification, assessment, measurement, monitoring and control of credit exposures. Well defined basic risk measures such as CRA Models, Industry Exposure Norms, Counterparty Exposure Limits, Substantial Exposure Limits, etc. have been put in place.

L.4 Market Risk Management

- Market Risk Management is governed by the Board approved Policies for Investment and Trading in Bonds, Equities and Foreign Exchange.
- Exposure, Stop Loss, Duration Limits and Derivative Limits have been prescribed. These limits along with other Management Action Triggers, are tracked daily and necessary action initiated as required to control and manage Market Risk.

L.5 Operational Risk Management

- The Bank manages Operational risks by ensuring maintenance of a comprehensive system of Internal Controls and Policies .
- The objective of the Bank's Operational Risk Management is to continuously review systems and control mechanisms, create awareness of Operational Risk throughout the Bank, assign risk ownership, alignment of risk management activities with business strategy and ensuring compliance with regulatory requirements.
- The Policy applies to all business and functional areas within the Bank, and is supplemented by operational systems, procedures and guidelines which are periodically updated.

L.6 Group Risk Management

- The State Bank Group is recognised as a major Financial Conglomerate and as a systemically important financial intermediary with significant presence in various financial markets.
- Accordingly, it has become imperative, both from the regulatory point of view as well as from the Group's own internal control and risk management point of view, to oversee the functioning of individual entities in the Group and periodically assess the overall level of risk in the Group so as to facilitate optimal utilisation of capital resources and adoption of a uniform set of risk practices across the Group Entities.
- The Group Risk Management Policy applies to all Associate banks, Banking and Non-banking Subsidiaries and Joint Ventures of the State Bank Group under the jurisdiction of specified regulators and complying with the relevant Accounting Standards.
- With a view to enabling the Group Entities to assess their material risks and adequacy of the risk management processes and capital, all Group members, including Non-banking Subsidiaries are encouraged to align their policies & operations with the Group, vide Basel prescriptions and international best practices.
- Further, a Group Risk Management Committee has also been constituted to oversee the matters relating to Group Risk by creating risk awareness across all Group entities, ensuring periodic review of the policy and its compliance etc.

L.7 Asset Liability Management

- The Asset Liability Management Committee (ALCO) of the Bank is entrusted with the evolvement of appropriate systems and procedures in order to identify and analyse balance sheet risks and setting of bench mark parameters for efficient management of these risks.
- ALM Department, being the support group to ALCO, monitors the Bank's market risk such as the liquidity risk, interest rate risk etc. by analyzing various ALM reports/ returns. The ALM department reviews the Bank's ALM policy and complies with the Bank's/ RBI's policy guidelines on an ongoing basis.
- The Bank has successfully implemented Market Related Funds Transfer Pricing (MRFTP) in all its business units for effective performance management and Interest Rate Risk Management through execution of state-of-the-art ALM Tools.

L.8 Internal Controls

L.8.1 The Bank has in-built internal control systems with well-defined responsibilities at each level. Inspection & Management Audit

कार्यकलापों के विभिन्न पहलुओं के लिए चार स्तरीय लेखा-परीक्षाएं, अर्थात जोखिम केन्द्रित आंतरिक लेखा-परीक्षा (आरएफआइए), ऋण लेखा-परीक्षा, सूचना प्रणाली लेखा-परीक्षा और प्रबंधन लेखा-परीक्षा की जाती है। बैंक का निरीक्षण एवं प्रबंधन लेखा-परीक्षा विभाग, संगामी लेखा-परीक्षा जो मण्डलों द्वारा बड़ी जमाराशियों, अग्रिमों और अन्य ऋण जोखिमों वाली शाखाओं में तथा ऋण उन्मुख बीपीआर इकाइयों में संचालित की जाती है, का संचालन करने के लिए प्रक्रियाएं, दिशा-निर्देश, परिचालन अनुदेश और प्रारूप भी निर्धारित करता है। उप प्रबंध निदेशक (निरीक्षण एवं प्रबंधन लेखा-परीक्षा) के नेतृत्व में यह विभाग स्वतंत्र रूप से कार्य करता है और बैंक के बोर्ड की लेखा-परीक्षा समिति (एसीबी) को रिपोर्ट करता है।

ठ.8.2 जोखिम केन्द्रित आंतरिक लेखा-परीक्षा

निरीक्षण विभाग आंतरिक लेखा-परीक्षा कार्य, जिसे कारपोरेट अभिशासन का एक संवेदनशील घटक समझा जाता है, में अंतरराष्ट्रीय श्रेष्ठ प्रथाओं को प्रवर्तित करने में एक महत्वपूर्ण एवं संवेदनशील भूमिका अदा करता है। भारतीय रिजर्व बैंक के निर्देशों के अनुसार जोखिम आधारित पर्यवेक्षण से अनुलग्न जोखिम केन्द्रित आंतरिक लेखा-परीक्षा को बैंक की लेखा-परीक्षा प्रणाली में अप्रैल 2003 से शुरू किया गया है। शाखाओं और बीपीआर इकाइयों की लेखा-परीक्षा एसीबी द्वारा अनुमोदित अवधि पर एवं भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार संचालित की जाती है। वर्ष के दौरान 6136 शाखाओं और 171 बीपीआर इकाइयों की लेखा-परीक्षा संचालित की गई।

ठ.8.3 ऋण लेखा-परीक्षा

ऋण लेखा-परीक्षा का उद्देश्य रु. 10 करोड़ एवं उससे अधिक के जोखिम वाले बड़े अग्रिमों की अलग-अलग समीक्षात्मक जांच करते हुए बैंक के ऋण संविभाग की गुणवत्ता में लगातार सुधार करना है। लेखा-परीक्षा में चूक की संभावनाओं की जांच की जाती है, जोखिमों का पता लगाया जाता है और जोखिम कम करने के उपाय सुझाए जाते हैं। ऋण संविभाग की गुणवत्ता बढ़ाने हेतु शीघ्र सुधारात्मक उपाय शुरू करने के लिए कुल जोखिम का आकलन भी किया जाता है। वर्ष के दौरान, रु. 2,64,854 करोड़ के कुल ऋणों वाले 4624 खातों की 289 शाखाओं में कार्य-स्थल पर ही ऋण लेखा-परीक्षा की गई।

ठ.8.4 प्रबंधन लेखा-परीक्षा

प्रबंधन लेखा-परीक्षा के अंतर्गत बैंक में लागू प्रक्रियाओं एवं कार्यविधियों में जोखिम प्रबंधन की प्रभावशीलता पर ध्यान दिया जाता है और आधार के रूप में भारतीय रिज़र्व बैंक जोखिम मापदंडों का उपयोग किया जाता है। प्रबंधन लेखा-परीक्षा की परिधि में सभी नियंत्रक/प्रशासनिक कार्यालय, सहयोगी बैंक, अनुषंगियाँ (देशी/विदेशी), संयुक्त उद्यम (देशी/विदेशी), बैंक द्वारा प्रायोजित क्षेत्रीय ग्रामीण बैंक (आरआरबी), विदेश स्थित प्रतिनिधि कार्यालय और बैंक द्वारा प्रबंध की गई एक्सचेंज कंपनियां शामिल होती हैं। वर्ष के दौरान, 25 कार्यालयों/संस्थापनाओं में प्रबंधन लेखा-परीक्षा संचालित की गई।

ठ.8.5 विदेश स्थित कार्यालयों की लेखा-परीक्षा

निरीक्षण एवं प्रबंधन लेखा-परीक्षा विभाग बैंक के सभी विदेश स्थित कार्यालयों की आंतरिक लेखा-परीक्षा का पर्यवेक्षण करता है, अर्थात:

(क) निरीक्षण एवं प्रबंधन लेखा-परीक्षा विभाग द्वारा अभिनिर्धारित किए गए अधिकारियों द्वारा की गई मूल कार्यालय (होम आफिस) लेखा-परीक्षा।

(ख) आंतरिक लेखा-परीक्षा या तो बैंक के किसी अधिकारी द्वारा या उस देश की बाहर से नियुक्त किसी फर्म द्वारा की जाती है।

(ग) प्रतिनिधि कार्यालयों, संयुक्त उद्यमों और अनुषंगियों की प्रबंधन लेखा-परीक्षा।

वर्ष के दौरान 23 विदेश स्थित कार्यालयों/प्रतिनिधि कार्यालयों/अनुषंगियों की लेखा-परीक्षा की गई।

ठ.9 सतर्कता

बैंक में सतर्कता विभाग का प्रमुख वित्त मंत्रालय और केन्द्रीय सतर्कता आयोग की सहमति से नियुक्त मुख्य सतर्कता अधिकारी होता है । प्रत्येक स्थानीय प्रधान कार्यालय में सतर्कता विभाग का प्रमुख उप महाप्रबंधक की श्रेणी का एक वरिष्ठ अधिकारी होता है। बैंकिंग परिचालनों में जांच-पड़ताल, अनुशासनिक कार्रवाई मामलों की जानकारी/पृष्ठभूमि और विस्तृत अनुभव रखने वाले अधिकारियों को इस विभाग में पदस्थ किया जाता है। यह विभाग सतर्कता के तीन प्राथमिक पक्षों, अर्थात निवारण, खोज और दण्ड का पर्यवेक्षण करता है। बैंक में धोखाधड़ी, भ्रष्टाचार और वित्तीय अनियमितताओं का पूर्णतया प्रतिरोध करने वाली नीति है। कारपोरेट संस्कृति के अंतर्गत 'मुखबिरों' का उत्साहवर्धन किया जाता है।

ड. व्यवसाय आसूचना विभाग

- बैंक में व्यवसाय आसूचना विभाग विभिन्न प्रयोक्ता विभागों और व्यवसाय इकाइयों की सूचना की बढ़ती आवश्यकताओं के अनुरूप सूचना का निरंतर आधार पर आकलन, कोटि-उन्नयन और परिष्कार करता है। सूचना में निर्णय सहायता और सांविधिक अपेक्षाओं दोनों का ध्यान रखा जाता है। डाटा वेयरहाउसिंग प्रोजेक्ट का कार्य भी संतोषजनक ढंग से चल रहा है। इस प्रोजेक्ट को सभी प्रकार के आंकड़ों के एकल स्रोत के रूप में तैयार किया गया है।

(I&MA) Department of the Bank carries out four streams of audits- Risk Focussed Internal Audit (RFIA), Credit Audit, Information Systems Audit and Management Audit – covering different facets of the Bank's activities. I&MA Department also prescribes the processes, guidelines, manual of operations and formats for the conduct of Concurrent Audit which is administered by the Circles and carried out at branches with large deposits, advances and other risk exposures and credit oriented BPR entities. The department, headed by the Dy. Managing Director (I&MA), is functionally independent and reports to the Audit Committee of the Bank's Board (ACB).

L.8.2 Risk Focussed Internal Audit

The Inspection system plays an important and critical role in introducing international best practices in the internal audit function which is regarded as a critical component of Corporate Governance. Risk Focussed Internal Audit, an adjunct to risk based supervision as per RBI directives, has been introduced in the Bank's audit system from April 2003. The audit of branches and BPR entities is conducted as per the periodicity approved by ACB and RBI guidelines. During the year, audit of 6136 branches and 171 BPR entities was conducted.

L.8.3 Credit Audit

Credit Audit aims at achieving continuous improvement in the quality of the credit portfolio of the Bank by critically examining individual large advances with exposures of Rs.10 crores and above. The audit examines the probability of default, identifies risks and suggests risk mitigation measures. The overall risk perception is also arrived at to initiate early remedial action to improve the quality of credit portfolio. During the year, on-site Credit Audit was conducted in 289 branches, covering 4624 accounts with aggregate exposures of Rs.2,64,854 crores.

L.8.4 Management Audit

The Management Audit focusses on the effectiveness of risk management in the processes and the procedures followed in the Bank and uses RBI Risk Profile Templates as the basis. The Management Audit universe comprises Corporate Centres Establishments; Circles/Zonal Offices/On Locale Regional Offices/Regional Business Offices; Associate Banks; Subsidiaries (Domestic/ Foreign); Joint Ventures (Domestic/ Foreign), Regional Rural Banks (RRBs) sponsored by the Bank; Representative Offices abroad and Exchange companies managed by Bank. During the year, Management Audit was conducted at 25 offices /establishments.

L.8.5 Foreign Offices Audit

I&MA Department supervises internal audit of all foreign offices of the Bank, namely:

(a) Home Office Audit carried out by officials identified by I&MA Department.

(b) Internal Audit conducted either by an official of the Bank or by an outsourced firm of that country, where foreign office is located.

(c) Management Audit of Representative Offices, Joint Ventures and Subsidiaries.

During the year, 23 Foreign Offices/Representative Offices / Subsidiaries were subjected to audit.

L.9 Vigilance

The Vigilance Department in the Bank is headed by the Chief Vigilance Officer appointed with the concurrence of the Ministry of Finance and Central Vigilance Commission. At each Local Head Office, the Vigilance Department is headed by a senior official of the rank of Deputy General Manager. The Department is manned by officers having knowledge/background of investigation, disciplinary action matters and extensive experience in banking operations. The Department oversees three primary aspects of vigilance viz. prevention, detection and punishment. The Bank has a zero tolerance policy for fraud, corruption and financial irregularities and encourages "Whistle blowing" as a matter of corporate culture.

M. BUSINESS INTELLIGENCE DEPARTMENT

- The Business Intelligence Department in the Bank constantly assesses, upgrades and fine tunes the growing information requirements of various user departments and business units. The information takes care of both decision support as well as statutory requirements. The Data Warehousing Project, designed to be a single source for all data requirements, is also progressing satisfactorily.

ढ. ग्राहक सेवा एवं सामाजिक सेवा बैंकिंग

ढ.1 ग्राहक सेवा

- दिनांक 01 जुलाई 2008 को, बैंक ने अपना नया विजन कथन अनावृत किया है जिसमें 1,40,000 से अधिक उन स्टाफ सदस्यों के विचारों का परिष्कृत सार समाविष्ट है जिन्होंने बैंक के मिशन, विजन और मूल्यों को पुन: परिभाषित करने के लिए मानव संसाधन प्रबंधन विभाग द्वारा संकल्पित एवं संचालित एक अनूठे सर्वेक्षण में भाग लिया था। उत्कृष्ट ग्राहक सेवा, जिसके आधार पर ही बैंक भविष्य में अपना अग्रणी स्थान कायम रख सकता है, की चुनौतियों को जिन स्टाफ सदस्यों ने समझा है, उन्होंने इस अभिमत पर अत्यधिक बल दिया है कि बैंक का विजन मुख्य रूप से ग्राहक सेवा पर केंद्रित होना चाहिए। यह विजन कथन है-

  'मेरा भारतीय स्टेट बैंक,

  मेरा ग्राहक सर्वोपरि।

  मेरा SBI : ग्राहक संतुष्टि में प्रथम।'

  इसमें हमारे स्टाफ के उक्त विचार की स्पष्ट झलक मिलती है। यह बैंक की योजनाओं, गतिविधियों और कार्यनीतियों के लिए मार्गदर्शक होगा।

- बैंक में एक सुस्थापित शिकायत निवारण प्रणाली विद्यमान है। स्थानीय प्रधान कार्यालय वाले सभी केन्द्रों में टोल फ्री हेल्पलाइन नम्बर उपलब्ध हैं। उत्पाद संबंधी पूछताछ और प्रौद्योगिकी से संबंधित विषयों के लिए एक अलग 24X7 हेल्पलाइन ग्राहकों के लिए स्थापित की गई है। बीपीआर पहलों के अंतर्गत 24X7 के आधार पर ग्राहकों को उत्पाद संबंधी जानकारी प्रदान करने और खाते संबंधी पूछताछ के लिए टोल फ्री नम्बर के साथ एक **संपर्क केन्द्र भी** स्थापित किया गया है। प्रत्येक तिमाही में ग्राहक शिकायतों का व्यापक विश्लेषण किया जाता है जिससे व्यवस्था संबंधी ऐसे सामान्य विषयों का पता लगाया जा सके जिनमें सुधार की आवश्यकता है।

- बोर्ड की ग्राहक सेवा समिति ने बैंक की शिकायत निवारण नीति की मार्च 2009 में समीक्षा की और बैंक की नई संगठनात्मक संरचना के अनुरूप संशोधित नीति अनुमोदित की और शिकायत निवारण संबंधी अनुदेश जारी किए।

ढ.2 सामाजिक सेवा बैंकिंग

- सामान्य बैंकिंग परिचालनों के अलावा, बैंक एक जिम्मेदार एवं जबावदेह कारपोरेट नागरिक के रूप में अपने लाभ के कुछ भाग का समाज के निर्धन, उपेक्षित, कमजोर और निचले वर्गों का जीवन स्तर बेहतर बनाने के लिए विभिन्न समाज कल्याण परियोजनाओं में पुनर्निवेश करता है।

- वित्तीय वर्ष 2008-09 में बैंक ने गैर-सरकारी संगठनों/न्यासियों/सोसायटियों को समाजोन्मुख परियोजनाओं के लिए और बिहार बाढ़ त्रासदी सहित राहत फण्डों में भी कुल रु. 8.76 करोड़ के दान संस्वीकृत किए हैं।

- एसबीआइ महिला क्लब द्वारा तैयार की गई बालिका गोद लेने की एक अभिनव योजना के अंतर्गत, देश भर में विभिन्न शाखाओं द्वारा 15,300 से अधिक गरीब एवं अनाथ बालिकाओं को गोद लिया गया, जिससे उनके शिक्षा खर्चों को पूरा किया जा सके। क्लब सदस्याएं गोद ली गई बालिकाओं को व्यक्तिगत रूप से भी परामर्श देती हैं।

- यह एक गर्व का विषय है कि चालू वर्ष के दौरान ग्रामीण समाज के विकास के लिए किए गए योगदान को स्वीकार करते हुए बैंक को रीडर्स डाइजेस्ट द्वारा अपना 'पेगासस सर्वश्रेष्ठ कारपोरेट सामाजिक दायित्व निर्वाहकर्ता पुरस्कार-2007 दिया गया।

- अनुसंधान एवं विकास निधि से, बैंक ने भारतीय रिज़र्व बैंक की सहभागिता से लंदन स्कूल आफ इक्नामिक्स के एशिया अनुसंधान केन्द्र में एक भारतीय प्रेक्षागृह और आइ.जी. पटेल पीठ का कार्य संपन्न करने के लिए 1,00,000 पौण्ड स्टर्लिंग प्रदान किए।

- बैंक ने प्रतिष्ठित इंडियन स्कूल ऑफ बिजनेस, हैदराबाद में 'सरकारी नेतृत्व के लिए एसबीआइ कक्ष' नामक एक विशेष कक्ष स्थापित करना भी स्वीकार किया है। इस समय यह स्कूल विश्व भर के व्यवसाय स्कूलों में 15वें स्थान पर है। इस कक्ष का भारत में कार्यरत सरकारी क्षेत्र के उपक्रमों के लिए विशेष रूप से सरकारी क्षेत्र में नेतृत्व का विकास करने के क्षेत्र में अनुसंधान कार्य शुरू करने का प्रस्ताव है। प्रस्तावित परियोजना से न केवल बैंक की प्रतिष्ठा में वृद्धि होगी अपितु यह सरकारी क्षेत्र के संगठनों के लिए भावी नेतृत्व और कारगर परिवर्तन के मानक भी स्थापित कर पाएगा।

	विविध
ण	कारपोरेट संप्रेषण एवं परिवर्तन
त	संगठनात्मक योजना
थ	सूचना का अधिकार अधिनियम (आरटीआइ अधिनियम, 2005)
द	मानव संसाधन
ध	व्यवसाय प्रक्रिया पुनर्विन्यास
न	राजभाषा विभाग
प	बैंकिंग परिचालन विभाग

ण. कारपोरेट संप्रेषण एवं परिवर्तन

- परिवर्तन, समाविष्टता और सशक्तिकरण का संदेश प्रसारित करने के लिए 'परिवर्तन' नाम से एक व्यापक आंतरिक संप्रेषण कार्यक्रम पिछले वर्ष 1,30,000 से अधिक अधिकारियों एवं लिपिकों के लिए आयोजित

N. CUSTOMER SERVICE & COMMUNITY SERVICES BANKING

N.1 CUSTOMER SERVICE

- On July 01 2008, the Bank unveiled its new Vision statement which contains the distilled essence of the views of over 1,40,000 staff who participated in a unique exercise conceptualized and conducted by Human Resource Management Department to re-define the Bank's Mission, Vision and Values. The staff, who displayed understanding of the challenges of achieving excellent customer service which alone will enable the Bank to continue to maintain its leadership position in future, were overwhelmingly of the opinion that the Bank's vision should focus primarily on customer service. The Vision statement-

  'My SBI,

  My Customer first.

  My SBI: First in customer satisfaction.'

  appropriately reflects this view of our staff and shall be the guiding principle for the Bank's plans, activities and strategies.

- The Bank has a well established grievances redressal mechanism. Toll-free helpline numbers are available at all LHO centres. For product enquiries and technology related issues, a dedicated 24x7 helpline is available to customers. As a part of BPR initiatives, a **Contact Centre** has been established with toll free number for providing information on products and account enquiries to customers on 24x7 basis. A comprehensive analysis of customer grievances is done every quarter to identify common systemic issues that need rectification.

- The Customer Service Committee of the Board reviewed the Bank's Grievances Redressal Policy in March 2009 and approved revised policy incorporating the Bank's new organizational structure and instructions on grievances redressal.

N.2 COMMUNITY SERVICES BANKING

- Apart from the normal banking operations, the Bank, as a responsible and responsive corporate citizen, seeks to reinvest part of its profit in various community welfare projects to improve the quality of the life of the poor, neglected, weaker and downtrodden sections of society.

- In the financial year 2008-09, the Bank sanctioned donations amounting to Rs.8.76 crores to various NGOs/Trusts/Societies for their projects with social orientation and also to Relief Funds including the Bihar Flood tragedy.

- Under a novel scheme of Adoption of Girl Children designed by the SBI Ladies Club, over 15,300 poor and destitute girl children were adopted by various branches throughout the country to meet their education expenses. The Club members also personally mentor the children adopted.

- It was a matter of pride that during the current year, the Bank was awarded Reader's Digest "Pegasus Corporate Social Responsibility Award 2007" in recognition of its contribution towards Rural Community Development.

- From the Research & Development Fund, the Bank extended 100000 Pound Sterling towards the functioning of an India Observatory and I.G.Patel Chair at the Asia Research Centre of London School of Economics, in participation with RBI.

- The Bank also approved setting up of a special cell named "SBI Cell for Public Leadership" in the prestigious Indian School of Business, Hyderabad – which is currently ranked 15th among Global B Schools. The Cell proposes to undertake research in the area of Leadership in Public Sector with special reference to PSUs functioning in India. The proposed project will not only add to the prestige of the Bank but also set the standards for holistic leadership and effective change for public sector organizations.

	Miscellaneous
O	Corporate Communication & Change
P	Organisational Planning
Q	Right to Information Act (RTI Act 2005)
R	Human Resources
S	Business Process Re-engineering
T	Official Language Department
U	Banking Operations Department

O. CORPORATE COMMUNICATION & CHANGE

- During the current year, the Mass Internal Communication Programme named "Parivartan" - which was rolled out to over 130,000 officers and

किया गया था। चालू वर्ष के दौरान, इस कार्यक्रम में संशोधन किया गया और इसे फिर से तैयार करके 'परिवर्तन II' नाम से आयोजित किया गया। इसमें 44,000 से अधिक अधीनस्थ स्टाफ - ड्राइवर, गार्ड, लिफ्टमेन, संदेशवाहक आदि ने सहभागिता की। 50 दिनों की अल्प अवधि में 1000 से अधिक कार्यशालाएं आयोजित की गईं।

- इसी बीच, सभी सहयोगी बैंकों में भी परिवर्तन-I साथ-साथ आयोजित किया गया। सहयोगी बैंकों की आवश्यकताओं के अनुरूप इसकी रूपरेखा में संशोधन किए गए। इसमें कुल-मिलाकर, लगभग 1400 दो दिवसीय कार्यशालाओं में सभी सहयोगी बैंकों के लिपिकों से लेकर वरिष्ठ प्रबंधन तक 53,000 से अधिक स्टाफ सदस्यों ने सहभागिता की। सभी सहयोगी बैंकों के शीर्ष प्रबंधन और यूनियन एवं एसोसिएशन के शीर्ष नेतृत्व के लिए भी दो दिवसीय विशेष कार्यशालाएं आयोजित की गईं जिससे उन्हें अपने अपने बैंक की बैंकिंग उद्योग में स्थिति और परिवर्तन की आवश्यकता के प्रति संवेदनशील बनाया जा सके।
- बैंक में अनेक गैर-व्यावसायिक मानव संसाधन पहल की गईं और उनकी प्रगति पर निगरानी रखी गई, ताकि बैंक में खुली,सामूहिक कार्य संस्कृति विकसित की जा सके। इन पहलों में चल वैजयंती, सम्मान स्वरूप रात्रिभोज का आयोजन, माह के सर्वश्रेष्ठ कर्मचारी का चयन, सर्वश्रेष्ठ क्षेत्रीय प्रबंधक का सम्मान, प्रोत्साहन राशि का भुगतान, यूनियन एवं एसोसिएशन नेताओं के साथ नगर बैठकों, मण्डल प्रबंधन समिति के साथ सभी स्टाफ के खुले चर्चा सत्र आदि आयोजित किए गए।
- परिवर्तन प्रक्रिया के अंतर्गत बैंक में नए पदोन्नत उप महाप्रबंधकों के साथ विशेष रूप से व्यापक चिंतन-मनन करने के लिए पांच दिवसीय सम्मेलन आयोजित किए गए।
- सभी मण्डलों के साथ कारपोरेट वीडियो क्लिपों के माध्यम से मण्डलों के बीच श्रेष्ठ प्रथाओं का आदान-प्रदान करके बैंक में आंतरिक संप्रेषण व्यवस्था को सुदृढ़ बनाया गया। कार्य संस्कृति में परिवर्तन लाने की दृष्टि से प्रमुख स्थानों पर प्लास्मा टीवी के माध्यम से श्रव्य-दृश्य अभियान चलाए गए।
- **'सिटीजन एसबीआइ'** के नाम से एक नए महत्वाकांक्षी परिवर्तन कार्यक्रम पर भी वर्ष के दौरान कार्य प्रारंभ कर दिया गया। यह कार्यक्रम अगले दो वर्षों में आयोजित किया जाएगा। इसमें संगठन के भीतर मानव संसाधन प्रणालियों के माध्यम से दूरगामी, बहुस्तरीय दृष्टिकोण परिवर्तन एवं कायाकल्प करने की अभिकल्पना की गई है।

त. संगठनात्मक योजना

संगठनात्मक परिवर्तन: वर्ष के दौरान निम्नलिखित महत्वपूर्ण संगठनात्मक परिवर्तन किए गए:

- उप प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) के पद का दर्जा बढ़ाकर प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) कर दिया गया।
- वर्ष के दौरान, और शीघ्रता से कार्य संपन्न करने और कार्यक्षमता में वृद्धि करने तथा ग्राहक सेवा में सुधार लाने की दृष्टि से, मॉड्यूलों को समाप्त करके संगठनात्मक संरचना में स्तरों की संख्या कम की गई। नई संरचना के अनुसार कुछ नए पदों का सृजन किया गया।

थ. सूचना का अधिकार अधिनियम, 2005 (आर टी आइ अधिनियम 2005)

- सूचना का अधिकार अधिनियम, 2005 के अंतर्गत आवेदनों एवं अपीलों का निपटान करने के लिए शाखाओं/प्रशासनिक कार्यालयों/क्षेत्रीय व्यवसाय कार्यालयों/स्थानीय प्रधान कार्यालयों में उपयुक्त संरचना लागू की गई। इसके अतिरिक्त, इस अधिनियम के अंतर्गत विभिन्न विषयों का निपटान करने एवं उनमें समन्वय स्थापित करने के लिए कारपोरेट केन्द्र में अलग से सूचना का अधिकार विभाग बनाया गया। जनता की सुविधा के लिए, बैंक ने अपनी वेबसाइट में एक आरटीआइ लिंक भी दिया है।

द. मानव संसाधन

ज्ञानार्जन एवं विकास

- बेहतर कार्य निष्पादन के लिए कर्मचारियों को उत्साहित एवं प्रोत्साहित करने के लिए बैंक द्वारा अनेक महत्वपूर्ण पहलें की गईं जिससे बैंक की विकास योजनाओं के लक्ष्यों की प्राप्ति की जा सके।
- 'भावी नेतृत्व' नामक एक अभिनव प्रयास प्रारंभ किया गया जिसके अंतर्गत स्केल - IV के स्तर से लेकर महाप्रबंधक के स्तर तक के अधिकारियों को भविष्य में कुशल नेतृत्व प्रदान करने के उद्देश्य से तैयार किया जाएगा। इस प्रयोजन हेतु इंडियन स्कूल आफ बिजनेस/ड्यूक विश्वविद्यालय/भारतीय प्रबंध संस्थानों जैसी प्रतिष्ठित संस्थाओं की सेवाएं प्राप्त करने के लिए अनुबंध किया गया है।
- वसूली एजेंटों को प्रशिक्षण देने की अनिवार्यता को देखते हुए, बैंक ने किसी एक प्रशिक्षण संस्थान से वसूली एजेंटों द्वारा प्राप्त ऋण वसूली प्रशिक्षण को मान्यता देने के लिए प्रयास शुरू कर दिए हैं जिससे भविष्य में इनकी आसानी से नियुक्तियाँ की जा सकें।

कार्मिक प्रबंधन

- बैंक की निष्पादन संबद्ध प्रोत्साहन योजना का विस्तार किया गया जिससे कर्मचारियों में मिलकर कार्य करने की भावना विकसित हो और उन्हें ग्राहक सेवा में उत्कृष्टता प्राप्त करने के लिए प्रेरित किया जा सके। इससे बैंक को नए व्यवसाय अवसरों का लाभ उठाने और अपनी विकास योजनाओं के लक्ष्यों की प्राप्ति में भी मदद मिली।
- प्रतिस्पर्धा का सामना करने के लिए बैंक की बढ़ती आवश्यकताओं पर ध्यान केंद्रित करने के लिए चार्टर्ड अकाउंटेंट, विधि अधिकारी, सांख्यिकों, अर्थशास्त्रियों, ग्राहक संबंध निष्पादकों, ऋण विश्लेषकों जैसे विशेषज्ञों की कंपनी लागत पर अनुबंध आधारित नियुक्ति करना शुरू किया गया है।

clerks last year - was modified, specially re-designed, and rolled out across the Bank as "Parivartan II" to cover 44,000 subordinate staff including drivers, guards, liftmen, messengers, etc. spreading the message of change, inclusiveness and empowerment. Over 1000 workshops were held in a record 50 days.

- Meanwhile, Parivartan-I was simultaneously rolled out in all Associate Banks after modifying the design to make it Associate Bank specific. In all, over 53000 employees from clerks to senior management were covered in all Associate Banks in about 1400 two day workshops. Special two day workshops were held for the Top Management as well as the Top Union and Association leaders of all Associate Banks creating an awareness of their respective banks vis-a-vis the market and also sensitizing them on the need for change.
- A series of non business HR initiatives were introduced and monitored in the Bank to bring about an open, inclusive work culture such as introduction of rolling shields, recognition dinners, Best Employee of the Month, Best RM, monetary incentives, inclusive Town Hall meetings with Union and Association leaders, Open House hours for all staff with Circle Management Committee (CMC), etc.
- As a part of the Transformation process, special five day intense brain storming Conclaves were held for the newly promoted Deputy General Managers of the Bank.
- Internal communication in the Bank was enhanced by sharing Corporate Video Clips with all Circles and sharing of best practices among all Circles. With a view to change work culture, placard campaigns and video campaigns through strategically placed plasma TVs were run.
- An ambitious new 'Parivartan' programme titled "Citizen SBI", envisaging deep rooted, multilevel attitudinal change and transformation in the Organization, consisting of waves of HR interventions to be rolled out over the next two years was also initiated during the year.

P. ORGANISATIONAL PLANNING

Organisational Changes: The under noted important organisational changes were made during the year:-

- Upgradation of the post of DMD & GE (A&S) to MD & GE (Associates and Subsidiaries).
- During the year, with a view to bringing about greater speed and efficiency and improving customer service, the organisational structure has been delayered by dismantling of Modules. A few posts in keeping with new structure have been created.

Q. RIGHT TO INFORMATION ACT 2005 (RTI ACT 2005)

Suitable structure has been put in place at Branches/Administrative Offices/Regional Business Offices/Local Head Offices for handling requests and appeals under RTI Act 2005. Further, an exclusive 'RTI Department' has been created in Corporate Centre to handle and co-ordinate various issues under the Act. For convenience of the public, the Bank has also created an RTI link in its website.

R. HUMAN RESOURCES

Learning & Development

- Several key initiatives have been taken by the Bank to enthuse and motivate the employees to perform better so as to achieve the Bank's growth plans.
- A 'Leadership pipeline' initiative has been taken on hand with the objective of grooming the officials from the level of Scale-IV upto GM for future leadership positions. Services of reputed institutions like ISB/Duke University/IIMs have been engaged for the purpose.
- As the accreditation process is mandatory for the recovery agents, the Bank has gone in for accreditation of one of the training institutions for training of debt recovery agents to facilitate the future appointments of recovery agents.

Personnel Management

- The Performance Linked Incentive Scheme of the Bank has been broad-based with an aim to foster team spirit amongst the employees and to motivate them to excel in customer service. This also helped the Bank in exploiting the new emerging business opportunities to achieve the Bank's growth plans.
- The Bank has gone for contract employment, on cost to company basis, of specialists like Chartered Accountants, Law Officers, Statisticians, Economists, Customer Relation Executives, Credit Analysts etc. to take care of Bank's growing needs to face competition.

- बैंक ने 01 मई 2005 की पूर्व प्रभावी तिथि से बैंक के पारिवारिक पेंशनरों के लिए पारिवारिक पेंशन योजना को संशोधित किया है।
- पेंशन निधि को न्यासी बोर्ड से आवश्यक अनुमोदन प्राप्त करने के बाद बैंक की देयता से अलग कर दिया गया है। बेहतर प्रतिफल हेतु इस निधि का संचालन भारतीय स्टेट बैंक के कोष विभाग द्वारा किया जाएगा।

एचआरएमएस परियोजना

- कर्मचारी प्रबंधन क्षेत्र में प्रौद्योगिकी का उपयोग बढ़ाने के लिए, बैंक ने एसएपी-ईआरपी-एचआरएमएस साफ्टवेयर के माध्यम से अपनी एचआर प्रक्रिया का स्वचालन किया है। अब पूरे भारतीय स्टेट बैंक में सभी कर्मचारियों का केन्द्रीकृत आंकड़ा आधार उपलब्ध है।
- भारतीय स्टेट बैंक के 2.05 लाख कर्मचारियों की वेतन प्रक्रिया और लगभग एक लाख एसबीआइ/आइबीआइ पेंशनरों की पेंशन प्रक्रिया को केन्द्रीकृत कर दिया गया है।
- उपर्युक्त के अतिरिक्त, एचआरएमएस बैंक के सभी कर्मचारियों को साथ-साथ आन लाइन आवेदन प्रस्तुतीकरण और आंकड़ों के अवलोकन आदि जैसी अनेक प्रकार की सेवाएं उपलब्ध कराता है। इससे एचआर परिचालनों की लागत में कमी आएगी और प्रबंधन को कर्मचारियों के संबंध में शीघ्रता से निर्णय लेने में मदद मिलेगी।

भर्ती

- वर्ष के दौरान 30231 लिपिकीय कर्मचारियों और 3472 अधिकारियों की भर्ती की एक व्यापक प्रक्रिया शुरू की गई, जिनमें से 25735 लिपिकीय कर्मचारी और 3286 अधिकारी कार्यभार ग्रहण कर चुके हैं।
- इस भर्ती अभियान से, जो बैंकिंग क्षेत्र में शुरू की गई सबसे बड़ी प्रक्रिया है, बैंक के शाखा विस्तार अभियान के अनुरूप स्टाफ संख्या में वृद्धि हो पाई। इससे कम आयु वर्ग वाले स्टाफ की संख्या बढ़ाने में मदद मिलेगी और बैंक को अपनी विकास योजनाओं के लक्ष्यों की प्राप्ति करने के लिए शाखा के बाहर भी और मार्केटिंग के लिए भी और अधिक प्रयास करने के अवसर उपलब्ध होंगे।

औद्योगिक संबंध

- स्टाफ और अधिकारी संघ दोनों के सदस्यों के साथ वर्ष के दौरान संबंधों में उत्कृष्टता प्राप्त की गई। निरंतर सहयोग एवं स्वस्थ चर्चा/ विचार-विमर्श के माध्यम से औद्योगिक संबंधों से जुड़े विभिन्न विषयों को हल किया गया।
- वर्ष के दौरान विभिन्न स्टाफ ऋण योजनाओं के अंतर्गत ऋण सीमाओं में वृद्धि की गई और इसके अलावा अन्य कई प्रयास किए गए, जिनसे कर्मचारियों को बेहतर सुविधाएं/प्रोत्साहन उपलब्ध कराने के साथ-साथ बैंक में बेहतर औद्योगिक संबंधों वाला परिवेश बनाने में मदद मिली।

स्टाफ संख्या

31 मार्च 2009 को बैंक में स्टाफ की संख्या 205896 थी। इनमें 31.42 प्रतिशत अधिकारी, 47.10 प्रतिशत लिपिक और शेष 21.48 प्रतिशत अधीनस्थ कर्मचारी थे।

अशक्त व्यक्ति अधिनियम (पीडब्ल्यूडी) अधिनियम, 1995 का कार्यान्वयन

बैंक अशक्त व्यक्तियों के लिए भारत सरकार के दिशा-निर्देशों तथा अशक्त व्यक्ति अधिनियम 1995 की धारा 33 के तहत अशक्तों को आरक्षण उपलब्ध कराता है। 31.03.2009 को नियोजित अशक्त व्यक्तियों की कुल संख्या 1767 थी (ब्योरा नीचे दिया गया है)।

तालिका : 12

श्रेणी	कुल	अशक्त व्यक्तियों की संख्या
अधिकारी	64685	351
लिपिक	96974	1168
अधीनस्थ	44237	248
योग	205896	1767

अनुसूचित जातियों और अनुसूचित जनजातियों का प्रतिनिधित्व

- 31 मार्च 2009 को बैंक की कुल स्टाफ संख्या में अनुसूचित जाति के स्टाफ की संख्या 19.20 प्रतिशत और अनुसूचित जनजाति के स्टाफ की संख्या 6.52 प्रतिशत थी।
- आरक्षण नीति से संबंधित विषयों पर चर्चा करने के लिए और अनु. जाति एवं अनु. जनजाति कर्मचारियों की शिकायतों का कारगर ढंग से निवारण करने के लिए, सभी स्थानीय प्रधान कार्यालयों और कारपोरेट केन्द्र में भी संपर्क अधिकारी नामित किए गए हैं।
- बैंक के वरिष्ठ अधिकारी कारपोरेट केन्द्र स्तर पर भारतीय स्टेट बैंक के अनु. जाति एवं अनु. जनजाति कर्मचारियों के राष्ट्रीय संघ के साथ और स्थानीय प्रधान कार्यालय एवं प्रशासनिक कार्यालय स्तरों पर, जहां आरक्षण नीति के कार्यान्वयन से संबंधित मुद्दों एवं अन्य बिन्दुओं पर चर्चा की जाती है, मण्डल के अनु. जाति एवं अनु. जनजाति कल्याण संघों के साथ समय समय पर नियमित रूप से बैठकें आयोजित करते हैं। इससे मोटे तौर पर इन समुदायों की शिकायतों का निवारण सुनिश्चित किया गया।

- The Bank revised the Family Pension Scheme for the family pensioners of the Bank retrospectively from the 1st May 2005.
- The pension fund has been separated from the Banks' liability after obtaining necessary approval from the Board of Trustees. The fund will be managed by the Treasury Dept. of SBI for better returns.

HRMS Project

- For leveraging Technology in employee management area, the Bank has implemented automation of its HR process through SAP-ERP-HRMS software. A centralized database of all employees across SBI is now available.
- Salary processing for 2.05 lakh employees across SBI and pension processing of approximately 1 lakh SBI/IBI pensioners have been centralized.
- Besides the above, HRMS will make available a variety of services like online request submission and viewing of data etc. to all the employees of the Bank on an online 'real time' basis. This will increase efficiency in HR operations and help the management in making employee related decisions faster.

Recruitment

- Massive recruitment exercises were undertaken during the year by recruiting 30231 clerical staff and 3472 Officers, out of which 25735 clerical staff and 3286 Officers had already joined.
- This recruitment drive, which is the largest recruitment exercise undertaken in the banking sector, was made to augment the staff strength in tandem with the Bank's branch expansion drive. This will not only help in reducing the age profile of staff but will also provide an opportunity for greater mobility and marketing thrust across the Bank to achieve its growth plans.

Industrial Relations

- Excellence in relationship with the members of both the Staff and Officers Federations was achieved by sorting out various industrial relations issues through their consistent support and healthy dialogue/discussions during the year.
- Enhancement in limits under various staff loan schemes and other initiatives have been taken up during the year, which, besides providing better facilities / incentives to the employees, helped in creating better industrial relations environment in the Bank.

Staff Strength

The Bank had a total strength of 205896 as on the 31st March 2009. Of this, 31.42% were officers; 47.10% were clerks and the remaining 21.48% were sub-ordinate staff.

Implementation of Persons With Disabilities (PWD) Act, 1995

Our Bank provides reservation to Persons with Disabilities (PWDs) as per the guidelines of the Government of India and Section 33 of the PWD Act, 1995. The total number of Persons with Disabilities, employed as on 31.03.2009, were 1767 (details given as under).

Table : 12

Category	Total	No. of Persons with Disabilities
Officers	64685	351
Clerical	96974	1168
Sub-staff	44237	248
TOTAL	205896	1767

Representation of Scheduled Castes and Scheduled Tribes

- As on 31st March 2009, 19.20% of the Bank's total staff strength belonged to Scheduled Castes and 6.52% belonged to Scheduled Tribes.
- In order to discuss issues relating to Reservation Policy and effectively redress the grievances of SC/ST employees, Liaison Officers have been designated at all the Local Head Offices of the Bank as also at the Corporate Centre in Mumbai.
- Senior officials of the Bank hold regular meetings at periodic intervals with the representatives of the National Federation of State Bank of India SC/ST Employees at Corporate Centre level as also with the representatives of Circle SC/ST Welfare Associations at the Local Head Office and Administrative Office levels where issues pertaining to implementation of Reservation Policy and other points are discussed. This has ensured redressal of grievances of these communities to a large extent.

- आरक्षण नीति और संबंधित क्षेत्रों के बारे में अद्यतन जानकारी / नवीनतम निदेशों से अवगत कराने के लिए बैंक अनु. जातियों एवं अनु. जनजातियों के लिए संपर्क अधिकारियों, स्थानीय प्रधान कार्यालयों के अनु. जाति एवं अनु. जनजाति कक्षों के प्रभारियों और अनु. जाति एवं अनु. जनजाति कल्याण सघों के प्रतिनिधियों हेतु कार्यशालाएं आयोजित करता रहा है।
- अनु. जाति एवं अनु. जनजाति के अभ्यर्थियों के लिए भर्ती एवं पदोन्नति पूर्व प्रशिक्षण कार्यक्रम आयोजित किए जा रहे हैं जिससे वे निर्धारित मानदण्ड प्राप्त कर सकें और अन्य अभ्यर्थियों के साथ प्रभावी रूप से मुकाबला कर सकें।

ध. व्यवसाय प्रक्रिया पुनर्विन्यास (बीपीआर)

प्रमुख व्यवसाय क्षेत्रों के निष्पादन और ग्राहक सेवा की गुणवत्ता में सुधार लाने के लिए कोर बैंकिंग प्लेटफार्म का लाभ उठाने हेतु बैंक ने व्यवसाय प्रक्रियाओं की पुन: रूपरेखा तैयार की है। बैंक द्वारा शुरू की गई बीपीआर परियोजना बैंक को एक विश्वस्तरीय बैंक के रूप में परिवर्तित करने के लिए कार्य कर रही है जो अत्यंत सक्रियता के साथ नए ग्राहकों तक अपनी पहुंच बना सके, वर्तमान ग्राहकों के साथ स्थायी और दूरगामी संबंध स्थापित कर सके और सभी ग्राहकों को विविध-माध्यमों से स्तरीय सेवाएं उपलब्ध करा सके। विभिन्न बीपीआर पहलों का ब्योरा नीचे दिया गया है:

- रिटेल ऋणों, लघु एवं मध्यम उद्यम ऋणों और व्यापार वित्त के लिए केन्द्रीकृत प्रक्रिया केन्द्र स्थापित किए गए, जिन्होंने शाखाओं की विभिन्न स्तरीय प्रक्रियाओं को पूरा करने का दायित्व ग्रहण कर लिया है।
- महत्वपूर्ण केंद्रों पर संबंध प्रबंधकों की नियुक्ति की गई जिससे बड़े और उच्च मालियत वाले ग्राहकों के साथ-साथ मध्यम उद्यम ग्राहकों को भी व्यक्तिगत रूप से सेवाएं प्रदान की जा सकें।
- महत्वपूर्ण बाजारों को लक्षित करके विभिन्न उत्पादों की बिक्री बढ़ाने तथा प्रति बिक्री करने के लिए गृह ऋण विक्रय समूह और बहु-उत्पाद विक्रय समूह जैसे समर्पित कार्य समूह बनाए गए हैं।
- आस्ति केन्द्रीकृत प्रक्रिया केन्द्रों के लिए विभिन्न संस्वीकृति प्रक्रियाओं को निश्चित समय में पूरा करने के लिए मानदंड निर्धारित किए गए हैं।
- आस्तियों तथा प्रलेखीकरण की गुणवत्ता में सुधार किया गया।
- व्यापार वित्त बहुल केन्द्रों पर सभी शाखाओं को गैर-निधि आधारित व्यवसाय जैसे साख-पत्रों/बैंक गारंटियों और बिलों पर शीघ्रता और सहजता से कार्रवाई करने में निपुण बनाया गया है।
- नए खातों को शीघ्रता से खोलने तथा व्यक्तिगत चेक बुक जारी करने के लिए शाखाओं को सशक्त बनाया गया है।
- समाशोधन संबंधी कार्यकलापों को केन्द्रीकृत करने और ग्राहक सेवा पर अधिक ध्यान देने के लिए शाखाओं को मुक्त करने हेतु समाशोधन केन्द्रीकृत प्रक्रिया केन्द्र स्थापित किए गए हैं।
- पेंशनरों को केन्द्रीकृत पेंशन प्रक्रिया केन्द्रों के माध्यम से सही एवं समय से पेंशन अदा की जा रही है।
- प्रलेख संग्रह केंद्र बनाए गए हैं जिससे शाखाओं में पर्याप्त स्थान उपलब्ध हो सके।
- स्विफ्ट के माध्यम से प्रेषित की जाने वाली खुदरा धनराशियों पर कार्रवाई करने के लिए आवक धनराशि केन्द्र खोले गए हैं।
- शीघ्रता से और दक्षतापूर्वक कार्य संचालित करने और ग्राहक सेवा में सुधार करने के लिए संगठनात्मक संरचना के अंतर्गत स्तरों में कमी की गई है।
- 24X7 आधार पर टोल फ्री नंबर वाला एक संपर्क केंद्र स्थापित किया गया है जिसके द्वारा उत्पादों और सेवाओं के बारे में जानकारी देने के साथ-साथ ग्राहकों को खाते और शेष संबंधी जानकारी भी दी जाएगी। यह सेवा शीघ्र ही 17 देशों में अनिवासी भारतीयों के लिए भी उपलब्ध करा दी जाएगी।

वर्ष के दौरान, देश के शीर्ष 113 व्यवसाय केन्द्रों को पूर्ण रूप से बीपीआर के अंतर्गत शुरू किए गए उपर्युक्त प्रयासों की परिधि में लाया गया है जो अच्छी तरह से स्थापित हो गए हैं और इनसे शाखाओं द्वारा ग्राहकों को बेहतर, शीघ्र एवं सही सेवा प्रदान की जा रही है।

इन सभी प्रयासों से बैंक को नई परिचालन संरचना सृजित करने में सहायता मिली है जिससे वैश्विक चुनौतियों का सामना किया जा सकेगा।

न.राजभाषा विभाग

बैंक द्वारा राजभाषा नीति से संबंधित सांविधिक अपेक्षाओं की पूर्ति और हिंदी तथा अन्य भारतीय भाषाओं के माध्यम से अपने उत्पाद और सेवाएं जन-जन तक पहुंचाने के लिए वर्ष-भर अनेक प्रकार के प्रयास किए जाते रहे। अपने इन प्रयासों के अंतर्गत वर्ष के दौरान बैंक द्वारा अपनी 11,448 कोर बैंकिंग शाखाओं में द्विभाषी सॉफ्टवेयर संस्थापित कर दिया गया, जिससे बैंक के ग्राहक अपनी पासबुक, खाता विवरण और अन्य रिपोर्टें हिंदी में प्राप्त कर सकेंगे। साथ ही, बैंक द्वारा अपने ग्राहकों को हिंदी और अन्य भारतीय भाषाओं में अपनी सेवाएँ उपलब्ध कराने के लिए किए जा रहे प्रयासों के परिणामस्वरूप बैंक के एटीएमों में हिंदी में हिटों की संख्या 46 लाख और अन्य भारतीय भाषाओं में हिटों की संख्या 39 लाख प्रति माह तक पहुंच गई।

- The Bank has been conducting workshops for SCs/STs/OBCs to impart up-to-date knowledge/latest operatives about the Reservation Policy and related areas to the Liaison officers for SCs/STs, in-charge of SC/ST cells at LHOs, and the representatives of SC/ST Welfare Associations.
- Pre-recruitment and pre-promotion training programmes are being conducted to enable SC/ST candidates to achieve the prescribed standards to effectively compete with other candidates.

S. BUSINESS PROCESS RE-ENGINEERING (BPR)

Bank has redesigned the business processes to leverage the Core Banking platform to improve performance in key business areas and quality of customer service. The BPR Project undertaken by the Bank is working to transform it into a world class institution by proactively reaching out to acquire new customers, building deep and lasting relationships with existing customers and providing all customers with the best quality of service across multiple channels. Various BPR initiatives undertaken are detailed below:

- Centralised Processing Centres for Retail loans, Small & Medium enterprise loans, and Trade Finance were set up, wherein the end to end processes have been taken over from branches.
- Relationship Managers have been positioned at strategic centres to extend personalized service to mass affluent and HNI clients, and also for Medium Enterprises clients.
- Dedicated Sales Teams like Home Loans Sales Team and Multi Product Sales Team have been set-up to target niche markets and to up-sell and cross-sell various products.
- Assured Standard Turn Around Times for various sanction processes have been fixed for Asset CPCs.
- Quality of Assets and Documentation has improved.
- All branches in trade finance intensive centres have been made capable to handle non-fund based business like LCs/BGs and Bills with speed and ease.
- Capability has been provided to branches for speedy opening of new accounts and issue of personalised cheque books.
- Clearing CPCs have been established to centralise clearing related activities and free up branches to focus on customer service.
- Pensions are being paid to pensioners through Centralised Pension Processing Centres accurately and in time.
- Document Archival Centres have been designed to free up valuable space in branches.
- Inward Remittance Cell has been opened to handle all retail remittances received through SWIFT at a single point.
- For increasing speed and efficiency and to improve customer service, the organizational structure has been delayered.
- A 24x7 contact centre has been established with toll-free number for providing information on products and services as well as account and balance queries to the customers. This service is being extended to NRIs in 17 countries shortly.

During the year, top 113 business centres of the country have been fully covered by the above BPR initiatives which have stabilised very well and have enabled branches to serve customers better, with speed and accuracy.

All these initiatives have helped the Bank in creating a new operating architecture capable of meeting global competition.

T. OFFICIAL LANGUAGE DEPARTMENT

The Bank complied with the statutory requirements relating to the Official Language policy and made several efforts to deliver its products and services to the masses in Hindi and other Indian languages. These include installation of bilingual software in its 11448 Core Banking branches during the year which enabled customers to get their pass books, statements of account and other reports in Hindi. In addition to this, the number of hits on ATMs in Hindi reached 46 lakhs and in other Indian languages, 39 lakhs per month as a result of efforts made by the Bank to provide its services in Hindi and other Indian languages to its customers.

प. बैंकिंग परिचालन विभाग

- बैंक ने अपने ग्राहक को जानिए (केवाईसी) / धन-शोधन निवारक (एएमएल) / आतंकवाद के लिए वित्तपोषण रोकने के उपायों पर भारतीय रिजर्व बैंक द्वारा जारी दिशा-निर्देशों के अनुसार बोर्ड द्वारा अनुमोदित संशोधित नीति का कार्यान्वयन किया है।
- लेनदेनों की निगरानी की जाती है ताकि धन-शोधन निवारक अधिनियम, 2002 के नियमों के अनुसार अधिदेशित वित्तीय आसूचना यूनिट-भारत को अपेक्षित रिपोर्टें प्रस्तुत की जा सकें।
- लेनदेनों की निगरानी करने और इस संबंध में आवश्यक सहायता उपलब्ध कराने की दृष्टि से बैंक ने एक उपयुक्त साफ्टवेयर खरीदा है जो बैंक की सभी देशीय शाखाओं के सभी लेनदेनों की दैनिक आधार पर जांच करता है और इससे आफ लाइन मोड से रोजाना संदेहजनक लेनदेनों की रिपोर्ट (एसटीआर) अलर्ट्स के साथ-साथ मासिक नकद लेनदेन रिपोर्ट तैयार की जाती हैं जिनका विश्लेषण इस उद्देश्य के लिए बनाए गए केवाईसी/एएमएल कक्ष द्वारा किया जाता है।
- बैंक में केवाईसी/एएमएल पर प्रशिक्षण नियमित आधार पर प्रदान किया जा रहा है। केवाईसी/एएमल के विशिष्ट कार्यक्रमों के अतिरिक्त, सभी प्रशिक्षण कार्यक्रमों/सेमिनारों/कार्यशालाओं में केवाईसी/एएमएल संबंधी एक सत्र रखा जाता है।

उत्तरदायित्व विवरण

निदेशक बोर्ड एतदद्वारा उल्लेख करता है कि:

i. वार्षिक लेखे तैयार करते समय महत्वपूर्ण विचलनों से संबंधित उचित स्पष्टीकरण के साथ-साथ लागू लेखा मानकों का समुचित अनुपालन किया गया है;

ii. उन्होंने ऐसी लेखा नीतियों का चयन एवं निरंतर प्रयोग किया है और ऐसे निर्णय लिए हैं और प्राक्कलन किए हैं, जो 31 मार्च 2009 को बैंक के कार्यकलाप और उक्त दिनांक को समाप्त वर्ष हेतु बैंक के लाभ और हानि की सही एवं निष्पक्ष स्थिति दर्शाने के लिए पर्याप्त एवं विवेकसम्मत हैं;

iii. उन्होंने बैंक की आस्तियों की रक्षा करने तथा धोखाधड़ी एवं अन्य अनियमितताएं रोकने और उनका पता लगाने के लिए बैंककारी विनियमन अधिनियम, 1949 और भारतीय स्टेट बैंक अधिनियम, 1955 के प्रावधानों के अनुसार पर्याप्त लेखा रिकार्ड रखने हेतु समुचित एवं पर्याप्त सावधानी बरती है; और

iv उन्होंने वार्षिक लेखों को वर्तमान और भावी सतत अपेक्षाओं के अनुसार तैयार किया है।

आभार

वर्ष के दौरान, श्री टी. एस. भट्टाचार्य, जो 31 जनवरी 2008 को सेवानिवृत्त हो गए थे, के स्थान पर दिनांक 5 दिसंबर 2008 से प्रबंध निदेशक के रूप में श्री आर. श्रीधरन नियुक्त किए गए। बोर्ड में वर्कमेन निदेशक श्री अनंत चन्द्र कलिता अधिवर्षिता की आयु प्राप्त करने पर दिनांक 31 मई 2008 को सेवानिवृत्त हुए। श्री सुमन कुमार बेरी और श्री अशोक झुनझुनवाला, निदेशकों ने बोर्ड से त्यागपत्र दे दिया और उन्हें भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत शेयरधारकों द्वारा दिनांक 24 जून 2008 से 3 वर्ष की अवधि के लिए श्री दिलीप सी.चौकसी और श्री एस. वैंकटाचलम के साथ फिर से चुन लिया गया।

डॉ. राजीव कुमार को भारत सरकार द्वारा दिनांक 8 सितंबर 2008 से केन्द्रीय बोर्ड में नामित किया गया है। श्री सुमन कुमार बेरी, जिन्होंने 18 सितंबर 2008 को केन्द्रीय बोर्ड से त्याग पत्र दे दिया है, के स्थान पर श्री डी. सुन्दरम को दिनांक 13 जनवरी 2009 से धारा 19 (ग) के अंतर्गत शेयरधारकों द्वारा शेष अवधि अर्थात् 23 जून 2011 तक चुन लिया गया।

भारत सरकार के धारा 19 (ङ) के अंतर्गत नामिती निदेशक श्री अरुण रामनाथन 30 अप्रैल 2009 से अपनी अधिवर्षिता की आयु प्राप्त करने के कारण बैंक के बोर्ड के निदेशक नहीं रहे।

बोर्ड में चर्चाओं के दौरान श्री अरुण रामनाथन, श्री अनंत चन्द्र कलिता और श्री सुमन कुमार बेरी द्वारा दिए गए योगदान की निदेशकों ने प्रशंसा की।

केन्द्रीय निदेशक बोर्ड के लिए
और उनकी ओर से,

ओ.पी. भट्ट
अध्यक्ष

दिनांक: 9 मई 2009

U. BANKING OPERATIONS DEPARTMENT

- The Bank has put in place, a Board approved revised policy on Know Your Customer (KYC)/ Anti Money Laundering (AML)/Combating the Financing of Terrorism (CFT) measures in line with the guidelines issued by Reserve Bank of India on the subject.
- Monitoring of Transactions is done with a view to submit the required reports to Financial Intelligence Unit-India mandated by rules of Prevention of Money Laundering Act, 2002.
- With a view to implementing and supporting monitoring of transactions, the Bank has acquired appropriate software which is processing all transactions handled by all domestic branches of the Bank, on a day to day basis and monthly Cash Transaction Reports (CTRs) are being generated along with Suspicious Transaction Report (STR) alerts daily in offline mode, for analysis by the dedicated KYC/AML Cell.
- Training on KYC/AML is being imparted on an ongoing basis in the Bank. In addition to exclusive KYC/AML programmes, all training programmes/ seminars/workshops have a KYC/AML session included in the programme.

Responsibility Statement

The Board of Directors hereby states :

i. that in the preparation of the Annual Accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii. that they have selected such accounting policies and applied them consistently and made judgements and estimates as are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank as on the 31st March 2009, and of the profit and loss of the Bank for the year ended on that date;

iii. that they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Banking Regulation Act, 1949 and State Bank of India Act, 1955 for safeguarding the assets of the Bank and preventing and detecting frauds and other irregularities; and

iv. that they have prepared the annual accounts on a going concern basis.

Acknowledgement

During the year, Shri R. Sridharan was appointed as Managing Director with effect from the 5th December 2008, in place of Shri T.S. Bhattacharya, who retired on the 31st January 2008. Shri Ananta Chandra Kalita, workmen Director on the Board, retired on attaining superannuation, as on 31.05.2008. Shri Suman Kumar Bery and Shri Ashok Jhunjhunwala, Directors, resigned from the Board and were re-elected under Section 19(c) of the SBI Act., by the Shareholders along with Shri Dileep C. Choksi and Shri S. Venkatachalam for a period of 3 years with effect from the 24th June 2008.

Dr. Rajiv Kumar was nominated to the Central Board with effect from 8th September 2008 by the Government of India. Shri D. Sundaram was elected by the Shareholders under Section 19(c) with effect from the 13th January 2009, in place of Shri Suman Kumar Bery, who resigned from the Central Board on the 18th September 2008, for the residual period upto the 23rd June 2011.

Consequent to his superannuation on 30th April 2009, Shri Arun Ramanathan, GOI Nominee Director [under Section 19(e)], ceased to be a Director on the Bank's Board.

The Directors place on record their appreciation of the contribution made by Shri Arun Ramanathan, Shri Ananta Chandra Kalita and Shri Suman Kumar Bery to the deliberations of the Board.

For and on behalf of the
Central Board of Directors

O.P. Bhatt
Chairman

Date : 9th May, 2009

कारपोरेट अभिशासन

अभिशासन कोड के प्रति बैंक का दृष्टिकोण

भारतीय स्टेट बैंक कारपोरेट अभिशासन के क्षेत्र में सर्वश्रेष्ठ प्रथाओं का अक्षरश: पालन करने के लिए प्रतिबद्ध है। बैंक का मानना है कि उपयुक्त कारपोरेट अभिशासन का महत्व विधिक एवं विनियामक अपेक्षाओं के अनुपालन से अधिक होता है। उपयुक्त अभिशासन से व्यवसाय के प्रभावी प्रबंधन और नियंत्रण में सुविधा होती है। इसके अनुपालन से बैंक कारोबारी सदाचार का उच्च स्तर बनाए रख सकता है और अपने सभी हितधारकों को इष्टतम परिणाम दे सकता है। संक्षेप में इसके उद्देश्य इस प्रकार हैं;

- शेयरधारकों की पूंजी में वृद्धि करना।
- ग्राहकों, कर्मचारियों तथा समग्र समाज के साथ-साथ शेयरधारकों तथा अन्य हितधारकों के हितों की रक्षा करना।
- संप्रेषण में पारदर्शिता और ईमानदारी सुनिश्चित करना तथा सभी संबंधित पक्षों को संपूर्ण, सही एवं स्पष्ट सूचना उपलब्ध करना।
- निष्पादन संबंधी उत्तरदायित्व सुनिश्चित करना तथा सभी स्तरों पर उत्कृष्टता हासिल करना।
- ऐसा सर्वश्रेष्ठ गुणवत्तापूर्ण कारपोरेट नेतृत्व प्रदान करना, जो दूसरों के लिए अनुकरणीय हो।

बैंक निम्नलिखित बातों के लिए प्रतिबद्ध है :

- यह सुनिश्चित करना कि बैंक का निदेशक बोर्ड नियमित बैठकें करें, प्रभावी नेतृत्व प्रदान करें, प्रबंधन पर नियंत्रण रखे तथा कार्यपालकों के निष्पादन की निगरानी करे।
- कार्यनीतिक नियंत्रण की रूपरेखा तय करना तथा इसकी प्रभावोत्पादकता की निरंतर समीक्षा करना।
- नीति विकास, कार्यान्वयन एवं समीक्षा, निर्णयन, निगरानी, नियंत्रण और रिपोर्टिंग के लिए सुस्पष्ट रूप से लिखित एवं पारदर्शी प्रबंधन प्रक्रिया स्थापित करना।
- बोर्ड को यथावश्यक सभी प्रासंगिक सूचनाएँ, सलाह और संसाधन उपलब्ध कराना ताकि वह अपनी भूमिका का निर्वाह प्रभावी ढंग से कर सके।
- यह सुनिश्चित करना कि अध्यक्ष, कार्यपालक प्रबंधन के सभी पहलुओं के प्रति उत्तरदायी हों तथा बैंक के निष्पादन और बोर्ड द्वारा निर्धारित नीतियों के कार्यान्वयन के लिए बोर्ड के प्रति जवाबदार हों। अध्यक्ष की भूमिका भारतीय स्टेट बैंक अधिनियम, 1955 तथा इसमें किए गए सभी संबंधित संशोधनों से भी दिशानिर्देशित होती है।
- यह सुनिश्चित करना कि भारत सरकार/भारतीय रिज़र्व बैंक एवं अन्य विनियामकों एवं बोर्ड द्वारा निर्धारित सभी प्रयोज्य संविधियों विनियमों और अन्य कार्यविधियों, नीतियों का अनुपालन सुनिश्चित करने और यदि कोई विचलन हो तो उसकी सूचना बोर्ड को देने के लिए किसी वरिष्ठ कार्यपालक को बोर्ड के प्रति उत्तरदायी बनाया जाए।

शेयर बाजारों के साथ लिस्टिंग एग्रीमेंट के खंड 49 के अनुसार बैंक ने उन मामलों को छोड़कर जहाँ खंड 49 के प्रावधान भारतीय स्टेट बैंक अधिनियम 1955 तथा भारतीय रिज़र्व बैंक/भारत सरकार द्वारा जारी किए गए निदेशों के अनुरूप नहीं हैं, कारपोरेट अभिशासन के प्रावधानों का अनुपालन किया है। कारपोरेट अभिशासन के इन प्रावधानों के कार्यान्वयन पर एक रिपोर्ट नीचे प्रस्तुत की गई है।

बोर्ड की संरचना

भारतीय स्टेट बैंक का गठन वर्ष 1955 में संसद द्वारा पारित एक अधिनियम अर्थात भारतीय स्टेट बैंक अधिनियम 1955 (अधिनियम) से हुआ। इस अधिनियम के अनुसार केंद्रीय निदेशक बोर्ड का गठन किया गया था। बोर्ड की अध्यक्षता भारतीय स्टेट बैंक अधिनियम की धारा 19 (क) के अंतर्गत नियुक्त बैंक के अध्यक्ष करते हैं; भारतीय स्टेट बैंक अधिनियम की धारा 19 (ख) के अंतर्गत नियुक्त दो प्रबंध निदेशक भी इस बोर्ड के सदस्य हैं। अध्यक्ष एवं प्रबंध निदेशक पूर्णकालिक निदेशक होते हैं। 31 मार्च 2009 को बोर्ड में शिक्षा जगत के विशिष्ट व्यक्तियों सहित कुल 10 अन्य निदेशक थे। इनमें शेयरधारकों के प्रतिनिधि, भारत सरकार एवं भारतीय रिज़र्व बैंक के नामिती अधिकारी एवं भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 (घ) के अंतर्गत भारत सरकार द्वारा नामित निदेशक शामिल हैं। पूर्णकालिक निदेशकों जिनमें अध्यक्ष और दो प्रबंध निदेशक शामिल हैं, के अलावा 31 मार्च 2009 को बोर्ड का स्वरूप निम्नानुसार था :

- धारा 19 (ग) के अंतर्गत शेयरधारकों द्वारा निर्वाचित चार निदेशक,
- केंद्रीय सरकार द्वारा धारा 19 (घ) के अंतर्गत नामित चार निदेशक,
- केंद्रीय सरकार द्वारा धारा 19 (ङ) के अंतर्गत नामित एक निदेशक जिन्होंने 30 अप्रैल 2009 को अधिवर्षिता की आयु को प्राप्त कर लिया तथा
- भारतीय रिज़र्व बैंक द्वारा धारा 19 (च) के अंतर्गत नामित एक निदेशक।

निदेशक मंडल का गठन खंड 49 के प्रावधानों का अनुपालन करते हुए किया गया है।

CORPORATE GOVERNANCE

The Bank's Philosophy on Code of Governance

State Bank of India is committed to the best practices in the area of corporate governance, in letter and in spirit. The Bank believes that good corporate governance is much more than complying with legal and regulatory requirements. Good governance facilitates effective management and control of business, enables the Bank to maintain a high level of business ethics and to optimize the value for all its stakeholders. The objectives can be summarized as:

- To enhance shareholder value.
- To protect the interests of shareholders and other stakeholders including customers, employees and society at large.
- To ensure transparency and integrity in communication and to make available full, accurate and clear information to all concerned.
- To ensure accountability for performance and to achieve excellence at all levels.
- To provide corporate leadership of highest standard for others to emulate.

The Bank is committed to:

- Ensuring that the Bank's Board of Directors meets regularly, provides effective leadership, exercises control over management and monitors executive performance.
- Establishing a framework of strategic control and continuously reviewing its efficacy.
- Establishing clearly documented and transparent management processes for policy development, implementation and review, decision-making, monitoring, control and reporting.
- Providing free access to the Board to all relevant information, advices and resources as are necessary to enable it to carry out its role effectively.
- Ensuring that the Chairman has responsibility for all aspects of executive management and is accountable to the Board for the ultimate performance of the Bank and implementation of the policies laid down by the Board. The role of the Chairman and the Board of Directors are also guided by the SBI Act, 1955, with all relevant amendments.
- Ensuring that a senior executive is made responsible in respect of compliance issues with all applicable statutes, regulations and other procedures, policies as laid down by the GOI/ RBI and other regulators and the Board, and report deviation, if any.

The Bank has complied with the provisions of Corporate Governance as per Clause 49 of the Listing Agreement with the Stock Exchange except where the provisions of Clause 49 are not in conformity with SBI Act, 1955 and the directives issued by RBI/GOI. A report on the implementation of these provisions of Corporate Governance in the Bank is furnished below.

Composition of the Board

State Bank of India was formed in 1955 by an Act of the Parliament, i.e., The State Bank of India Act, 1955 (Act). A Central Board of Directors was constituted according to the Act. The Board is headed by the Chairman, appointed under section 19(a) of SBI Act; two Managing Directors are also appointed members of the Board under section 19(b) of SBI Act. The Chairman and Managing Directors are whole time Directors. As on 31st March 2009, there were 10 other directors on the Board including eminent personalities from academics. These included representatives of shareholders, nominee officials of Government of India and Reserve Bank of India and directors nominated by the Government of India under Section 19(d) of the State Bank of India Act, 1955. Apart from the whole time Directors comprising Chairman and two Managing Directors, the composition of the Board as on the 31st March 2009, was as under :

- four directors, elected by the shareholders under Section 19(c),
- four directors, nominated by the Central Government under Section 19(d),
- one director, nominated by the Central Government under Section 19(e), who attained superannuation as at the close of business on 30th April 2009 and
- one director, nominated by the Reserve Bank of India under Section 19(f).

The composition of the board complies with provisions laid down in Clause 49.

गैर-कार्यपालक निदेशकों का संक्षिप्त परिचय अनुलग्नक I में दिया गया है। अन्य बोर्डों/समितियों में उनके द्वारा धारित निदेशक पदों/सदस्यताओं का विवरण अनुलग्नक II में दिया गया है तथा बैंक में उनकी शेयरधारिता का विवरण अनुलग्नक III में दिया गया है।

समितियाँ

केंद्रीय बोर्ड ने निदेशकों की नौ समितियाँ गठित की हैं। ये हैं- (1) कार्यकारिणी समिति, (2) लेखा-परीक्षा समिति, (3) शेयरधारक/निवेशक शिकायत निवारण समिति, (4) जोखिम प्रबंधन समिति, (5) बड़ी राशि (1 करोड़ रुपए तथा उससे अधिक) की धोखाधड़ी की निगरानी के लिए निदेशकों की विशेष समिति, (6) ग्राहक सेवा समिति, (7) प्रौद्योगिकी समिति, (8) ग्रामीण क्षेत्र व्यवसाय समिति तथा (9) बोर्ड की पारिश्रमिक समिति।

केंद्रीय बोर्ड और उसकी समितियों की बैठकें

बैंक के केंद्रीय बोर्ड की वर्ष में कम से कम छह बैठकें आयोजित की जाती हैं। वर्ष 2008-09 के दौरान केंद्रीय बोर्ड की 9 बैठकें आयोजित की गईं। बैठकों की तिथियाँ और निदेशकों की उपस्थिति निम्नानुसार है :

तालिका : 13 वर्ष 2008-09 के दौरान आयोजित बोर्ड की बैठकों की तिथियाँ और उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या: 9
बैठकों की तिथियाँ : 02.05.2008, 11.06.2008, 25.06.2008, 26.07.2008, 19.09.2008, 27.10.2008, 26.12.2008, 24.01.2009, 30.03.2009

श्री ओ. पी. भट्ट, अध्यक्ष, श्री एस. के. भट्टाचार्य, प्रबंध निदेशक, डॉ.अशोक झुनझुनवाला, डॉ. देवानंद बलोधी तथा डॉ. (श्रीमती) वसंता भरुचा, निदेशक सभी नौ बैठकों में उपस्थित रहे। अन्य निदेशकों की उपस्थिति की तिथियाँ निम्नानुसार हैं :

निदेशक का नाम	नामांकन/चयन के बाद आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ
श्री आर. श्रीधरन (5.12.2008 से)	3	3	26.12.2008, 24.01.2009, 30.03.2009
श्री सुमन कुमार बेरी (18.6.2008 को त्यागपत्र दिया; 24.06.2008 से पुनः चयनित; 18.09.2008 को त्यागपत्र दिया)	4	2	02.05.2008, 11.06.2008
श्री दिलीप सी. चौकसी (24.06.2008 से)	7	5	25.06.2008, 27.10.2008, 26.12.2008, 24.01.2009, 30.03.2009
श्री एस. वैंकटाचलम (24.06.2008 से)	7	7	25.06.2008, 26.07.2008, 19.09.2008, 27.10.2008, 26.12.2008, 24.01.2009, 30.03.2009
श्री डी. सुंदरम (13.01.2009 से)	2	2	24.01.2009, 30.03.2009
श्री ए. सी. कलिता (31.05.2008 तक)	1	1	02.05.2008
प्रो.मोहम्मद सलाहुद्दीन अंसारी	9	6	02.05.2008, 11.06.2008, 25.06.2008, 26.07.2008, 27.10.2008, 24.01.2009
डॉ. राजीव कुमार (08.09.2008 से)	5	2	27.10.2008, 30.03.2009
श्री अरुण रामनाथन	9	3	25.06.2008, 19.09.2008, 27.10.2008
श्रीमती श्यामला गोपीनाथ	9	6	02.05.2008, 11.06.2008, 25.06.2008, 26.07.2008, 26.12.2008, 24.01.2009

A brief resume of each of the non-executive Directors is presented in Annexure I. Particulars of the directorships/memberships held by all the Directors in various Boards/Committees are presented in Annexure II and the details of their shareholding in the Bank are mentioned in Annexure III.

Committees

The Central Board had constituted nine Committees of Directors, namely, (1) Executive Committee, (2) Audit Committee, (3) Shareholders'/Investors' Grievance Committee, (4) Risk Management Committee, (5) Special Committee for Monitoring of Large Value Frauds (Rs.1crore and above), (6) Customer Service Committee, (7) Technology Committee, (8) Committee on Rural Sector Business and (9) Remuneration Committee of the Board.

Meetings of the Central Board and its Committees

The Bank's Central Board meets a minimum of six times a year. During the year 2008-09, nine Central Board Meetings were held. The dates of the meetings and attendance of the directors are as under :

Table : 13 Dates & Attendance of Directors at Board Meetings during 2008-09

No. of Meetings held : 9
Dates of the Meetings : 02.05.2008, 11.06.2008, 25.06.2008, 26.07.2008, 19.09.2008, 27.10.2008, 26.12.2008, 24.01.2009, 30.03.2009

Shri O.P. Bhatt, Chairman, Shri S.K. Bhattacharyya, Managing Director, Dr. Ashok Jhunjhunwala, Dr. Deva Nand Balodhi and Dr. (Mrs.) Vasantha Bharucha, Directors attended all the nine Meetings. Dates of attendance of other Directors are as given below :

Name of the Director	No. of Meetings held after nomination/ election	No. of Meetings attended	Dates
Shri R. Sridharan (w.e.f. 05.12.2008)	3	3	26.12.2008, 24.01.2009, 30.03.2009
Shri Suman Kumar Bery (resigned on 18.06.2008; re-elected w.e.f. 24.06.2008; resigned on 18.09.2008)	4	2	02.05.2008, 11.06.2008
Shri Dileep C. Choksi (w.e.f.24.06.2008)	7	5	25.06.2008, 27.10.2008, 26.12.2008, 24.01.2009, 30.03.2009
Shri S. Venkatachalam (w.e.f.24.06.2008)	7	7	25.06.2008, 26.07.2008, 19.09.2008, 27.10.2008, 26.12.2008, 24.01.2009, 30.03.2009
Shri D. Sundaram (w.e.f. 13.01.2009)	2	2	24.01.2009, 30.03.2009
Shri A.C. Kalita (upto 31.05.2008)	1	1	02.05.2008
Prof. Md. Salahuddin Ansari	9	6	02.05.2008, 11.06.2008, 25.06.2008, 26.07.2008, 27.10.2008, 24.01.2009
Dr. Rajiv Kumar (w.e.f. 08.09.2008)	5	2	27.10.2008, 30.03.2009
Shri Arun Ramanathan	9	3	25.06.2008, 19.09.2008, 27.10.2008
Smt. Shyamala Gopinath	9	6	02.05.2008, 11.06.2008, 25.06.2008, 26.07.2008, 26.12.2008, 24.01.2009

केंद्रीय बोर्ड की कार्यकारिणी समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) का गठन भारतीय स्टेट बैंक अधिनियम 1955 की धारा 30 के अनुसार किया जाता है। इस अधिनियम के अनुसार केंद्रीय बोर्ड की कार्यकारिणी समिति, बोर्ड द्वारा प्रत्यायोजित अधिकारों का उपयोग करती है और बोर्ड द्वारा निर्धारित शर्तों के अधीन कार्य करती है। भारतीय स्टेट बैंक सामान्य विनियम (46 एवं 47) में प्रावधान है कि केंद्रीय बोर्ड के सामान्य अथवा विशेष निदेशों के अधीन केंद्रीय बोर्ड की कार्यकारिणी समिति केंद्रीय बोर्ड की क्षमता में आने वाले किसी भी मामले का निपटान कर सकती है। केंद्रीय बोर्ड की कार्यकारिणी समिति में अध्यक्ष, प्रबंध निदेशक, भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक के नामिती) और भारत में जिस स्थान पर बैठक आयोजित की जा रही हो, उस स्थान पर सामान्य रूप से निवास कर रहे अथवा उस समय वहाँ उपस्थित सभी या कोई अन्य निदेशक शामिल होते हैं। केंद्रीय बोर्ड की कार्यकारिणी समिति की एक बैठक प्रत्येक सप्ताह में आयोजित की जाती है। वर्ष 2008-09 के दौरान आयोजित केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थिति का विवरण निम्नानुसार है-

तालिका: 14 वर्ष 2008-09 के दौरान केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थिति

आयोजित बैठकों की कुल संख्या 53	
निदेशक	**केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों की संख्या**
1. श्री ओ. पी. भट्ट, अध्यक्ष	51
2. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक एवं मुख्य ऋण एवं जोखिम अधिकारी	46
3. श्री आर श्रीधरन, प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ) (05.12.2008 से)	15
4. श्री दिलीप सी. चौकसी (24.06.2008 से)	28
5. श्री एस. वैंकटाचलम (24.06.2008 से)	38
6. श्री डी. सुंदरम (13.01.2009 से)	09
7. डॉ. अशोक झुनझुनवाला	16
8. श्री सुमन कुमार बेरी (18.09.2008 तक)	04
9. श्री ए. सी. कलिता (31.05.2008 तक)	06
10. डॉ. देवानंद बलोधी	38
11. प्रो. मोहम्मद सलाहुद्दीन अंसारी	19
12. डॉ. (श्रीमती) वसंता भरुचा	31
13. डॉ. राजीव कुमार (08.09.2008 से)	04
14. श्री अरुण रामनाथन	02
15. श्रीमती श्यामला गोपीनाथ	09

बोर्ड की लेखा परीक्षा समिति

बोर्ड की लेखा परीक्षा समिति (एसीबी) का गठन 27 जुलाई 1994 को एवं पिछली बार इसका पुनर्गठन 9 मई 2009 को किया गया था। बोर्ड की लेखा परीक्षा समिति भारतीय रिज़र्व बैंक के दिशानिर्देशों के अंतर्गत कार्य करती है एवं सूचीकरण करार के खंड 49 के प्रावधानों का अनुपालन उस सीमा तक करती है कि भारतीय रिज़र्व बैंक द्वारा जारी निर्देशों/दिशानिर्देशों का उल्लंघन नहीं होने पाए।

बोर्ड की लेखा परीक्षा समिति के कार्य

(क) बोर्ड की लेखा परीक्षा समिति बैंक के समस्त लेखा परीक्षा कार्य के परिचालन हेतु दिशानिर्देश देती है तथा उनका पर्यवेक्षण भी करती है। समस्त लेखा परीक्षा कार्य से आशय बैंक के भीतर आंतरिक लेखा परीक्षा एवं निरीक्षण की व्यवस्था, परिचालन और गुणवत्ता नियंत्रण तथा बैंक की सांविधिक/बाह्य लेखा परीक्षा और भारतीय रिज़र्व बैंक के निरीक्षण से संबंधित अनुवर्ती कार्रवाई करने से है।

(ख) बोर्ड की लेखा परीक्षा समिति बैंक में आंतरिक निरीक्षण/लेखा परीक्षा कार्यप्रणाली, उसकी गुणवत्ता एवं अनुवर्तन की दृष्टि से प्रभावकारिता की समीक्षा करती है। यह समिति विशेषीकृत एवं अत्यधिक बड़ी शाखाओं तथा असंतोषजनक श्रेणी प्राप्त सभी शाखाओं की निरीक्षण रिपोर्टों की समीक्षा करती है। यह समिति निम्नलिखित के अनुवर्तन पर विशेष ध्यान भी देती है :

- अंतर-शाखा समायोजन खाते
- अंतर-बैंक खातों तथा नॉस्ट्रो/वॉस्ट्रो खातों की लंबे समय से समाधान न हुई प्रविष्टियां
- विभिन्न शाखाओं की बहियों के समतुलन का बकाया कार्य
- धोखाधड़ियाँ
- आंतरिक लेखा कार्य और व्यवस्था से संबंधित अन्य सभी महत्वपूर्ण क्षेत्र

(ग) यह बैंक के अनुपालन विभाग से अर्ध वार्षिक रिपोर्टें प्राप्त करती है तथा उनकी समीक्षा करती है।

(घ) बोर्ड की लेखा परीक्षा समिति सांविधिक लेखा परीक्षकों की विस्तृत (लांग फार्म) लेखा परीक्षा रिपोर्टों में उठाए गए सभी विषयों पर अनुवर्ती कार्रवाई करती है। वार्षिक/अर्ध वार्षिक/त्रैमासिक वित्तीय खातों एवं रिपोर्टों को अंतिम रूप देने से पूर्व यह समिति बाह्य लेखा परीक्षकों से विचार विमर्श करती है।

केंद्रीय बोर्ड द्वारा एक औपचारिक 'ऑडिट चार्टर' अथवा 'टर्म्स ऑफ रेफरेंस' निर्दिष्ट किए गए, जिनमें भारतीय रिज़र्व बैंक के दिशानिर्देशों के अंतर्गत आनेवाली अपेक्षाओं के अतिरिक्त खंड 49 के अंतर्गत आनेवाली अपेक्षाओं को सम्मिलित किया गया है।

गठन एवं वर्ष 2008-09 के दौरान उपस्थिति

भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार बोर्ड की लेखा परीक्षा समिति में सात सदस्य होते हैं। इनमें दो पूर्णकालिक निदेशक, दो सरकारी निदेशक (भारत सरकार तथा भारतीय रिज़र्व बैंक के नामिती) तथा तीन गैर-सरकारी, गैर-कार्यपालक निदेशक होते हैं। इस समिति की बैठकों

Executive Committee of the Central Board

The Executive Committee of the Central Board (ECCB) is constituted in terms of Section 30 of the SBI Act, 1955. According to the Act, ECCB exercises powers delegated by the Board and functions subject to the conditions imposed by the Board. The State Bank of India General Regulations (46 & 47) provide that, subject to the general or special directions of the Central Board, ECCB may deal with any matter within the competence of the Central Board. ECCB consists of the Chairman, the Managing Directors, the Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee), and all or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held. The ECCB meetings are held once every week. The details of attendance of ECCB Meetings during the year 2008-09 are as under :

Table : 14 Attendance of ECCB Meetings during 2008-09.

Total No. of Meetings : 53	
Directors	**No. of ECCB meetings**
1. Shri O.P. Bhatt, Chairman	51
2. Shri S.K. Bhattacharyya, M.D. & CCRO	46
3. Shri R. Sridharan, MD & GE (A&S) (w.e.f. 05.12.2008)	15
4. Shri Dileep C. Choksi (w.e.f. 24.06.2008)	28
5. Shri S. Venkatachalam (w.e.f. 24.06.2008)	38
6. Shri D. Sundaram (w.e.f. 13.01.2009)	09
7. Dr. Ashok Jhunjhunwala	16
8. Shri Suman Kumar Bery (upto 18.09.2008)	04
9. Shri A.C. Kalita (upto 31.05.2008)	06
10. Dr. Deva Nand Balodhi	38
11. Prof. Md. Salahuddin Ansari	19
12. Dr. (Mrs.) Vasantha Bharucha	31
13. Dr. Rajiv Kumar (w.e.f. 08.09.2008)	04
14. Shri Arun Ramanathan	02
15. Smt. Shyamala Gopinath	09

Audit Committee of the Board

The Audit Committee of the Board (ACB) was constituted on the 27th July 1994 and last re-constituted on the 9th May 2009. The ACB functions as per RBI guidelines and complies with the provisions of Clause 49 of the Listing Agreement to the extent that they do not violate the directives/ guidelines issued by RBI.

Functions of ACB

(a) ACB provides direction as also oversees the operation of the total audit function in the Bank. Total audit function implies the organization, operationalisation and quality control of internal audit and inspection within the Bank, and follow-up on the statutory/external audit of the Bank and inspection by RBI.

(b) ACB reviews the internal inspection/audit functions in the Bank – the system, its quality and effectiveness in terms of follow-up. It reviews the inspection reports of specialized and extra-large branches and all branches with unsatisfactory ratings. It also, especially, focuses on the follow-up of:

- Inter-branch adjustment accounts
- Unreconciled long outstanding entries in inter-bank accounts and nostro/vostro accounts
- Arrears in balancing of books at various branches
- Frauds
- All other major areas of housekeeping

(c) It obtains and reviews half-yearly reports from the Compliance Department in the Bank.

(d) ACB follows up on all the issues raised in the Long Form Audit Reports of the Statutory Auditors. It interacts with the external auditors before the finalisation of the annual/half-yearly/ quarterly financial accounts and reports.

A formal 'Audit Charter' or 'Terms of Reference' laid down by the Central Board, incorporating the requirements under Clause-49 in addition to those under RBI guidelines, is in place.

Composition & Attendance during 2008-09

The ACB has seven members of the Board of Directors, including two whole time Directors, two official Directors (nominees of GOI and RBI), and three non-official, non-executive Directors. Meetings of the ACB are chaired by a non-executive Director.

की अध्यक्षता गैर-कार्यपालक निदेशक द्वारा की जाती है। भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार कोरम संबंधी अपेक्षाओं का सख्ती से अनुपालन किया जाता है। आंतरिक नियंत्रण, प्रणालियों एवं कार्यविधियों तथा भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार अपेक्षित अन्य पहलुओं से जुड़े विभिन्न मामलों की समीक्षा करने के लिए वर्ष के दौरान बोर्ड की लेखा परीक्षा समिति की नौ बैठकें आयोजित की गईं।

तालिका : 15 वर्ष 2008-09 के दौरान आयोजित बोर्ड की लेखा परीक्षा समिति की बैठकों की तिथियाँ और उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या : 9
बैठकों की तिथियाँ : 01.05.2008, 25.07.2008, 18.09.2008, 15.10.2008, 25.10.2008, 27.12.2008, 23.01.2009, 16.03.2009, 21.03.2009

श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी सभी नौ बैठकों में उपस्थित रहे। अन्य निदेशकों की उपस्थिति की तिथियाँ निम्नानुसार हैं :

निदेशक का नाम	अवधि के दौरान नामांकन/चयन के बाद आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ
श्री सुमन कुमार बेरी (18.06.2008 तक; 24.06.2008 से पुन:निर्वाचित; 18.09.2008 को त्यागपत्र दिया)	3	1	01.05.2008
श्री दिलीप सी. चौकसी (25.06.2008 से)	8	7	18.09.2008, 15.10.2008, 25.10.2008, 27.12.2008, 23.01.2009, 16.03.2009, 21.03.2009
श्री एस. वैंकटाचलम (25.06.2008 से)	8	8	25.07.2008, 18.09.2008, 15.10.2008, 25.10.2008, 27.12.2008, 23.01.2009, 16.03.2009, 21.03.2009
श्री अरुण रामनाथन	9	—	निरंक
श्रीमती श्यामला गोपीनाथ	9	2	01.05.2008, 23.01.2009
डॉ.अशोक झुनझुनवाला	9	6	01.05.2008, 25.07.2008, 18.09.2008, 25.10.2008, 27.12.2008, 16.03.2009
श्री आर. श्रीधरन (05.12.2008 से)	4	3	23.01.2009, 16.03.2009, 21.03.2009

बोर्ड की जोखिम प्रबंधन समिति

बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) का गठन 23 मार्च 2004 को किया गया था। यह समिति ऋण जोखिम, बाजार जोखिम तथा परिचालन जोखिम संबंधी समन्वित जोखिम प्रबंधन संबंधी नीति और कार्यनीति की निगरानी करती है। समिति 9 मई 2009 को पुनर्गठित की गई थी जिसमें 6 सदस्य हैं।

प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी समिति के अध्यक्ष होते हैं। बोर्ड की जोखिम प्रबंधन समिति की प्रत्येक तिमाही में एक और वर्ष में न्यूनतम चार बैठकें होती हैं। वर्ष 2008-09 में बोर्ड की जोखिम प्रबंधन समिति की छह बैठकें आयोजित की गईं।

निदेशक	उपस्थिति
1. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी	6
2. श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ) (05.12.2008 से)	2
3. डॉ. अशोक झुनझुनवाला	5
4. श्री दिलीप सी. चौकसी (25.06.2008 से)	3
5. श्री सुमन कुमार बेरी (18.09.2008 तक)	1

The constitution and quorum requirements as per RBI guidelines are complied with meticulously. During the year, nine meetings of ACB were held to review the various matters connected with the internal control, systems and procedures and other aspects as required in terms of RBI guidelines.

Table : 15 Dates & Attendance of Directors at Meetings of ACB held during 2008-09

Meetings held : 9 Dates of the Meetings : 01.05.2008, 25.07.2008, 18.09.2008, 15.10.2008, 25.10.2008, 27.12.2008, 23.01.2009, 16.03.2009, 21.03.2009			
Shri S.K. Bhattacharyya, Managing Director & CCRO, attended all the nine Meetings. Dates of attendance of other Directors are as below :			
Name of the Director	**No. of Meetings held after nomination/ election during tenure**	**No. of Meetings attended**	**Dates**
Shri Suman Kumar Bery (upto 18.06.2008, re-elected w.e.f. 24.06.2008, resigned on 18.09.2008)	**3**	**1**	**01.05.2008**
Shri Dileep C. Choksi (w.e.f. 25.06.2008)	**8**	**7**	**18.09.2008, 15.10.2008, 25.10.2008, 27.12.2008, 23.01.2009, 16.03.2009, 21.03.2009**
Shri S. Venkatachalam (w.e.f. 25.06.2008)	**8**	**8**	**25.07.2008, 18.09.2008, 15.10.2008, 25.10.2008, 27.12.2008, 23.01.2009, 16.03.2009, 21.03.2009**
Shri Arun Ramanathan	**9**	**—**	**Nil**
Smt. Shyamala Gopinath	**9**	**2**	**01.05.2008, 23.01.2009**
Dr. Ashok Jhunjhunwala	**9**	**6**	**01.05.2008, 25.07.2008, 18.09.2008, 25.10.2008, 27.12.2008, 16.03.2009**
Shri R. Sridharan (w.e.f. 05.12.2008)	**4**	**3**	**23.01.2009, 16.03.2009, 21.03.2009**

Risk Management Committee of the Board

The Risk Management Committee of the Board (RMCB) was constituted on the 23rd March 2004, to oversee the policy and strategy for integrated risk management relating to credit risk, market risk and operational risk. The Committee has been reconstituted on the 9th May 2009 with six members.

The Managing Director and Chief Credit & Risk Officer is the Chairman of the Committee. RMCB meets a minimum of four times a year, once in each quarter. During 2008-09, six meetings of the RMCB were held.

Director	Attendance
1. Shri S.K. Bhattacharyya, MD & CCRO, Chairman	6
2. Shri R. Sridharan, MD & GE (A&S)(w.e.f. 05.12.2008)	2
3. Dr. Ashok Jhunjhunwala	5
4. Shri Dileep C. Choksi (w.e.f. 25.06.2008)	3
5. Shri Suman Kumar Bery (upto 18.09.2008)	1

बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति

शेयर बाजारों के सूचीकरण करार के खंड 49 के अनुसरण में शेयरधारकों एवं निवेशकों से शेयर अंतरण, वार्षिक रिपोर्ट न मिलने, बांडों पर ब्याज/घोषित लाभांश न मिलने जैसी शिकायतों के निवारण हेतु बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति (एसआइजीसीबी) का 30 जनवरी 2001 को गठन किया गया था। यह समिति 9 मई 2009 को पुनर्गठित की गई थी जिसमें पांच सदस्य उपस्थित हुए और बैठक की अध्यक्षता गैर-कार्यपालक निदेशक द्वारा की गई। समिति की वर्ष 2008-09 के दौरान चार बैठकें हुईं जिनमें शिकायतों की स्थिति की समीक्षा की गई।

निदेशक	उपस्थिति
1. डॉ. देवानंद बलोधी, अध्यक्ष	4
2. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी	4
3. श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ) (05.12.2008 से)	2

अब तक प्राप्त शेयरधारकों की शिकायतों की संख्या (वर्ष के दौरान): 309

जिनका समाधान शेयरधारकों की संतुष्टि के अनुरूप नहीं किया गया: निरंक

लंबित शिकायतों की संख्या: निरंक

अनुपालन अधिकारी का नाम एवं पदनाम:

श्री मृणाल शंकर, महाप्रबंधक (अनुपालन)

बड़ी राशि (एक करोड़ रुपए और अधिक) की धोखाधड़ियों की निगरानी के लिए बोर्ड की विशेष समिति:

बड़ी राशियों वाली धोखाधड़ियों (1 करोड़ रुपए और अधिक) की निगरानी के लिए विशेष समिति का 29 मार्च 2004 को गठन किया गया था। इस समिति के प्रमुख कार्य 1 करोड़ रुपए एवं उससे अधिक की सभी धोखाधड़ियों की निगरानी एवं समीक्षा करना है जिससे कि प्रणालीगत खामियों, यदि हों, तो धोखाधड़ी उजागर होने और रिपोर्टिंग में विलंब होने के कारणों का पता लगाया जा सके तथा सीबीआइ/पुलिस जांच में प्रगति, वसूली-स्थिति की जानकारी प्राप्त की जा सके। यह सुनिश्चित किया जा सके कि स्टाफ की जिम्मेदारी शीघ्र तय होती है, धोखाधड़ी की पुनरावृत्ति रोकने के लिए की गई सुधारात्मक कार्रवाई की प्रभावोत्पादकता की समीक्षा तथा उपयुक्त निरोधात्मक उपाय किए जाते हैं। इस समिति को 9 मई 2009 को पुनर्गठित किया गया जिसमें सात सदस्य हैं।

प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी इस समिति के अध्यक्ष हैं। वर्ष 2008-09 के दौरान समिति की तीन बैठके हुईं।

निदेशक	उपस्थिति
1. श्री एस.के.भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी, अध्यक्ष	3
2. श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (ए एण्ड एस) (5.12.2008 से)	1
3. डॉ. अशोक झुनझुनवाला (24.06.2008 तक)	1
4. डॉ. देवानन्द बलोधी	3
5. प्रो. मोहम्मद सलाहुद्दीन अंसारी	2
6. श्री दिलीप सी.चौकसी (25.06.2008 से)	2
7. श्री एस. वेंकटाचलम (25.06.2008 से)	2

बोर्ड की ग्राहक सेवा समिति

बैंक द्वारा प्रदत्त ग्राहक सेवा की गुणवत्ता में निरंतर एवं उत्तरोत्तर सुधार लाने के उद्देश्य से 26 अगस्त 2004 को बोर्ड की ग्राहक सेवा समिति का गठन किया गया था । यह समिति 9 मई 2009 को पुनर्गठित की गई। समिति में छह सदस्य हैं। प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी समिति के अध्यक्ष हैं।

वर्ष 2008-09 के दौरान समिति की तीन बैठकें हुई।

निदेशक	उपस्थिति
1. श्री एस.के. भट्टाचार्य प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी, अध्यक्ष	3
2. श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (ए एण्ड एस) (5.12.2008 से)	1
3. प्रो. मोहम्मद सलाहुद्दीन अंसारी	2
4. डॉ. (श्रीमती) वसंता भरुचा	3

Shareholders'/Investors' Grievance Committee of the Board

In pursuance of Clause 49 of the Listing Agreement with the Stock Exchanges, Shareholders'/Investors' Grievance Committee of the Board (SIGCB) was formed on the 30th January 2001, to look into the redressal of shareholders' and investors' complaints regarding transfer of shares, non-receipt of annual report, non-receipt of interest on bonds/declared dividends, etc. The Committee has been reconstituted on the 9th May 2009 with five members and is chaired by a non-executive Director. The Committee met four times during 2008-09 and reviewed the position of complaints.

Director	Attendance
1. Dr. Deva Nand Balodhi – Chairman	4
2. Shri S.K. Bhattacharyya, MD & CCRO	4
3. Shri R. Sridharan, MD & GE (A&S) (w.e.f. 05.12.2008)	2

Number of shareholders' complaints received so far (during the year): 309

Number not solved to the satisfaction of shareholders: NIL

Number of Pending Complaints: NIL

Name and designation of Compliance officer :

Shri Mrinal Shankar, General Manager (Compliance)

Special Committee of the Board for Monitoring of Large Value Frauds (Rs.1 crore and above)

The Special Committee for monitoring of Large Value Frauds (Rs.1 crore and above) was constituted on the 29th March 2004. The major functions of the Committee are to monitor and review all large value frauds with a view to identifying systemic lacunae, if any, reasons for delay in detection and reporting, if any, monitoring progress of CBI/Police investigation, recovery position, ensuring that staff accountability exercise is completed quickly, reviewing the efficacy of remedial action taken to prevent recurrence of frauds and putting in place suitable preventive measures. The Committee has been reconstituted on the 9th May 2009 with seven members.

The Managing Director and Chief Credit & Risk Officer is the Chairman of the Committee. The committee met three times during 2008-09.

Director	Attendance
1. Shri S.K. Bhattacharyya, MD & CCRO, Chairman	3
2. Shri R. Sridharan, MD & GE (A&S) (w.e.f. 05.12.2008)	1
3. Dr. Ashok Jhunjhunwala (upto 24.06.2008)	1
4. Dr. Deva Nand Balodhi	3
5. Prof. Md. Salahuddin Ansari	2
6. Shri Dileep C. Choksi (w.e.f. 25.06.2008)	2
7. Shri S. Venkatachalam (w.e.f. 25.06.2008)	2

Customer Service Committee of the Board

The Customer Service Committee of the Board was constituted on the 26th August 2004, to bring about ongoing improvements on a continuous basis in the quality of customer service provided by the Bank. The Committee has been reconstituted on the 9th May 2009 with six members. The Managing Director and Chief Credit & Risk Officer is the Chairman of the Committee.

During the year 2008-09, three meetings of the Committee were held.

Director	Attendance
1. Shri S.K. Bhattacharyya, MD & CCRO, Chairman	3
2. Shri R. Sridharan, MD & GE (A&S) (w.e.f. 05.12.2008)	1
3. Prof. Md. Salahuddin Ansari	2
4. Dr. (Mrs.) Vasantha Bharucha	3

बोर्ड की प्रौद्योगिकी समिति

बैंक की सूचना-प्रौद्योगिकी पहलों की प्रगति का मार्ग प्रशस्त करने के लिए 26 अगस्त 2004 को बोर्ड की प्रौद्योगिकी समिति गठित की गई और पिछली बार यह समिति 9 मई 2009 को पुनर्गठित की गई। समिति के छह सदस्य हैं जिसमें दो प्रबंध निदेशक सम्मिलित हैं और एक गैर कार्यपालक निदेशक समिति के अध्यक्ष होते हैं। वर्ष 2008-09 के दौरान समिति की चार बैठकें हुई।

निदेशक	उपस्थिति
1. डॉ. अशोक झुनझुनवाला, अध्यक्ष	4
2. डॉ. (श्रीमती) वसंता भरुचा	3
3. श्री एस.के.भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी	4
4. श्री आर. श्रीधरन, प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ) (5.12.2008 से)	1
5. श्री एस. वैंकटाचलम (25.06.2008 से)	2

ग्रामीण क्षेत्र व्यवसाय पर बोर्ड की समिति

ग्रामीण क्षेत्र व्यवसाय पर बोर्ड की समिति का गठन 27 अक्तूबर 2005 को किया गया था जिससे बैंक के कृषि व्यवसाय प्रयासों पर नए सिरे से ध्यान दिया जा सके। बाद में, इस खंड में विद्यमान अवसरों का पूर्ण रूप से लाभ उठाने के लिए बैंक ने वर्ष 2006 में ग्रामीण व्यवसाय समूह की स्थापना की जो पूरी तरह से स्थापित हो चुका है। इससे ग्रामीण खंड में बाजार अंश बढ़ रहा है। यह समिति 9 मई 2009 को आयोजित केन्द्रीय बोर्ड की बैठक में किए गए अनुमोदन के अनुसार अब समाप्त कर दी गई है। वर्ष 2008-09 के दौरान समिति की तीन बैठकें हुई ।

निदेशक	उपस्थिति
1. डॉ. देवानन्द बलोधी, अध्यक्ष	3
2. प्रो. मोहम्मद सलाहुद्दीन अंसारी	-
3. डॉ. (श्रीमती) वसंता भरुचा	3
4. डॉ. अशोक झुनझुनवाला (दि.25.06.2008 से)	2
5. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी	3
6. श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ) (5.12.2008 से)	1

बोर्ड की पारिश्रमिक समिति

पारिश्रमिक समिति का गठन भारत सरकार द्वारा मार्च 2007 में सूचित योजना के अनुसार प्रोत्साहन राशियों के भुगतान के संबंध में बैंक के पूर्णकालिक निदेशकों के निष्पादन का मूल्यांकन करने हेतु 22 मार्च 2007 को किया गया था। इस समिति का पुनर्गठन पिछली बार 9 मई 2009 को किया गया था। इस समिति में चार सदस्य हैं जिसमें (1) सरकार द्वारा नामित निदेशक (2) भारतीय रिजर्व बैंक द्वारा नामित निदेशक (3) दो अन्य निदेशक - डॉ. अशोक झुनझुनवाला एवं श्री एस. वैंकटाचलम (02.07.2008 से) सम्मिलित हैं। इस समिति द्वारा संवीक्षा की गई एवं 31.03.2008 को समाप्त वर्ष हेतु पूर्णकालिक निदेशकों को प्रोत्साहन राशियों का भुगतान करने की संस्तुति की गई।

स्थानीय बोर्ड

प्रत्येक केन्द्र में जहाँ पर बैंक का स्थानीय प्रधान कार्यालय हैं, भारतीय स्टेट बैंक अधिनियम एवं विनियमावली के प्रावधानों के अनुसार केन्द्रीय बोर्ड के सामान्य या विशेष निदेशों के अधीन प्रत्यायोजित अधिकारों का प्रयोग करते हुए स्थानीय बोर्डों/स्थानीय बोर्डों की समितियों का गठन किया जाता है। वर्ष के दौरान अधिनियम की धारा 21 (1) (ग) के अंतर्गत केंद्र सरकार द्वारा दस स्थानीय प्रधान कार्यालयों के स्थानीय बोर्डों में कुछ नए सदस्य नामित किए गए।

वार्षिक महासभा में उपस्थिति

वर्ष 2007-08 की वार्षिक महासभा 11 जून 2008 को आयोजित की गई जिसमें 8 निदेशक उपस्थित थे। इनके नाम हैं - श्री ओ.पी.भट्ट, श्री एस. के. भट्टाचार्य, श्री सुमन के. बेरी, डॉ. अशोक झुनझुनवाला, डॉ. देवानन्द बलोधी, प्रो. मोहम्मद सलाहुद्दीन अंसारी, डॉ. (श्रीमती) वसंता भरुचा एवं श्रीमती श्यामला गोपीनाथ।

वार्षिक महासभाएँ

बैंक के शेयरधारकों की वर्ष 2007-08 की वार्षिक महासभा 11 जून 2008 को, वर्ष 2006-07 की 25 जून 2007 को, वर्ष 2005-06 की 30 जून 2006 को, वर्ष 2004-05 की 30 जून 2005 को और वर्ष 2003-04 की 9 जुलाई 2004 को आयोजित की गई । ये सभी सभाएं, मुंबई में आयोजित की गईं।

बोर्ड के नए पूर्णकालिक निदेशक का पूर्ववृत्त

श्री आर. श्रीधरन ने बैंक के प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ) के रूप में 5 दिसंबर 2008 को कार्यभार ग्रहण किया। इस नियुक्ति के पूर्व वे उप प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ) थे। वे इससे पहले एसबीआई कैपिटल मार्केट के प्रबंध निदेशक एवं मुख्य कार्यपालक अधिकारी, बंगलूर मंडल के मुख्य महाप्रबंधक, महाप्रबंधक (ट्रेजरी), एसबीआई

Technology Committee of the Board

The Technology Committee of the Board was constituted on the 26th August 2004, for tracking the progress of the Bank's IT initiatives. The Committee has been reconstituted on the 9th May 2009 with six members and is chaired by a non-executive Director.

The Committee met four times during 2008-09.

Director	Attendance
1. Dr. Ashok Jhunjhunwala, Chairman	4
2. Dr. (Mrs.) Vasantha Bharucha	3
3. Shri S.K. Bhattacharyya, MD & CCRO	4
4. Shri R. Sridharan, MD & GE (A&S) (w.e.f. 05.12.2008)	1
5. Shri S. Venkatachalam (w.e.f. 25.06.2008)	2

Committee of the Board on Rural Sector Business

The Committee of the Board on Rural Sector Business was constituted on the 27th October 2005, for renewed focus on the Bank's Agri-business initiatives. Subsequently, in order to fully address the emerging opportunities in the segment, the Bank set up in 2006, the Rural Business Group, which is fully established, leading to an increased market share in the rural segment. The Committee has since been wound up as approved at the meeting of the Central Board held on the 9th May 2009.

The Committee met three times during 2008-09.

Director	Attendance
1. Dr. Deva Nand Balodhi, Chairman	3
2. Prof. Md. Salahuddin Ansari	—
3. Dr. (Mrs.) Vasantha Bharucha	3
4. Dr. Ashok Jhunjhunwala (w.e.f. 25.06.2008)	2
5. Shri S.K. Bhattacharyya, MD & CCRO	3
6. Shri R. Sridharan, MD & GE (A&S) (w.e.f. 05.12.2008)	1

Remuneration Committee of the Board

The Remuneration Committee was constituted on the 22nd March 2007, for evaluating the performance of Whole Time Directors of the Bank in connection with the payment of incentives, as per the scheme advised by Government of India in March 2007. The Committee was last reconstituted on the 9th May 2009. The Committee has four members consisting of (i) the Government Nominee Director, (ii) the RBI Nominee Director and (iii) two other Directors - Dr Ashok Jhunjhunwala and Shri S. Venkatachalam (w.e.f 02.07.2008). The Committee scrutinized and recommended payment of incentives to whole time Directors for the year ended 31.03.2008

Local Boards

At every center where the Bank has a Local Head Office (LHO), Local Boards / Committees of Local Boards are constituted in terms of the provisions of SBI Act and Regulations. The Local Boards exercise such powers and perform such other functions and duties delegated to them by the Central Board. Some members have since been nominated to Local Boards at ten LHOs by the Central Government under Section 21(1)(c) of the Act.

Attendance of the Annual General Meeting

The Annual General Meeting for the year 2007-08, which was held on the 11th June 2008, was attended by 8 directors, viz., Shri O.P. Bhatt, Shri S.K. Bhattacharyya, Shri Suman K. Bery, Dr. Ashok Jhunjhunwala, Dr. Deva Nand Balodhi, Prof. Md. Salahuddin Ansari, Dr. (Mrs.) Vasantha Bharucha and Smt. Shyamala Gopinath.

Annual General Meetings

The Annual General Meeting of the shareholders of the Bank for 2007-08 was held on the 11th June 2008, for 2006-07 on the 25th June 2007, for 2005-06 on the 30th June 2006, for 2004-05 on the 30th June 2005 and for 2003-04 on the 9th July 2004. All these meetings were held at Mumbai.

Bio-data of the New Whole-time Director on the Board

Shri R. Sridharan joined the Board as Managing Director & Group Executive (Associates & Subsidiaries) of the Bank on the 5th December 2008. Prior to this appointment, he was Deputy Managing Director & Group Executive (Associates & Subsidiaries). He was also earlier posted as Managing Director & CEO of SBI Capital Market, Chief General Manager of the Bangalore Circle, General Manager

कारपोरेट बैंकिंग समूह के क्षेत्रीय प्रमुख भी रह चुके हैं। श्री श्रीधरन पूर्व में वित्त मंत्रालय, भारत सरकार के सलाहकार भी रह चुके हैं।

बैठक शुल्क

पूर्णकालिक निदेशकों का पारिश्रमिक एवं बोर्ड/बोर्ड की समितियों की बैठकों में सहभागिता करने हेतु गैर-कार्यपालक निदेशकों को भारत सरकार द्वारा समय-समय पर निर्दिष्ट किए गए अनुसार बैठक शुल्क अदा किया जाता है। निदेशकों को केंद्रीय बोर्ड की प्रत्येक बैठक के लिए रु. 5,000/- तथा बोर्ड स्तरीय समिति की एक बैठक के लिए रु. 2500/- बैठक शुल्क प्रदान किया जाता है। तथापि बैंक के अध्यक्ष एवं प्रबंध निदेशकों तथा भारत सरकार/ भारतीय रिजर्व बैंक के निदेशकों को बैठक शुल्क नहीं दिया जाता है। वर्ष 2008-09 के दौरान भुगतान किए गए बैठक शुल्क का विवरण अनुलग्नक-IV में दिया गया है।

प्रकटीकरण

बैंक अपने प्रमोटरों; निदेशकों अथवा प्रबंधन, उनकी अनुषंगियों अथवा संबंधियों आदि के साथ किसी भी ऐसे महत्वपूर्ण भौतिक लेनदेन से असंबद्ध रहा है जो बृहत्तर स्तर पर बैंक के हितों के प्रतिकूल हो।

अध्यक्ष तथा प्रबंध निदेशकों को वर्ष 2008-09 में संदत्त वेतन व भत्ते

	मूल वेतन रु.	महंगाई भत्ता रु.	अन्य रु.	प्रोत्साहन रु.	कुल पारिश्रमिक रु.
अध्यक्ष श्री ओ. पी. भट्ट (1.04.2008-31.3.2009)	4,20,000.00	3,45,920.00	4,32,008.73	8,00,000.00	19,97,928.73
प्रबंध निदेशक श्री एस. के. भट्टाचार्य (1.4.2008-31.3.2009)	4,08,883.23	3,36,506.65	2,08,871.25	3,37,000.00	12,91,261.13
श्री आर. श्रीधरन (5.12.2008-31.3.2009)	1,95,996.77	78,381.12	31,020.17	2,01,380.00	5,06,778.06

बैंक द्वारा स्टाक एक्सचेंजों, सेबी, भारतीय रिजर्व बैंक अथवा पूंजी बाजार से संबंधित किसी अन्य सांविधिक प्राधिकरण द्वारा निर्धारित प्रयोज्य नियमों और विनियमों का विगत तीन वर्षों के दौरान पालन किया गया है। इनके द्वारा बैंक पर किसी भी प्रकार का दंड या आक्षेप नहीं लगाया गया है।

बैंक के सर्तकता संबंधी दिशा-निर्देश लागू किए गए हैं। इसके तहत व्यवस्था है कि बैंक स्टाफ, बैंक के मुख्य सतर्कता अधिकारी से सीधे संपर्क कर सकता है। दिशानिर्देशों के अंतर्गत सचेतकर्ता की भूमिका के लिए "मुखबिर" कर्मचारी को दंडात्मक कार्रवाई से सुरक्षा प्रदान की गई है।

बैंक ने स्टाक एक्सचेंजों के साथ लिस्टिंग एग्रीमेंट के खण्ड 49 की सभी शर्तों को पूरा किया है - बशर्तें की खंड की अपेक्षाएं भारतीय स्टेट बैंक अधिनियम 1955 के प्रावधानों, उन प्रावधानों के अंतर्गत बनाए गए नियमों और विनियमों तथा भारतीय रिजर्व बैंक द्वारा जारी दिशानिर्देशों या निदेशों का उल्लंघन नहीं कर रहे हैं।

निदेशक मंडल का गठन, लेखा परीक्षा समिति का गठन और उसका कोरम, गैर कार्यपालक निदेशकों को प्रतिपूर्ति, सांविधिक लेखा परीक्षकों की नियुक्ति, पुनर्नियुक्ति और उनकी फीस के निर्धारण के संबंध में खण्ड 49 की सांविधिक अपेक्षाएँ बैंक पर बाध्यकारी नहीं है क्योंकि भारतीय स्टेट बैंक अधिनियम, भारतीय स्टेट बैंक सामान्य विनियमावली और भारतीय रिजर्व बैंक के दिशा-निर्देशों में इनके लिए अलग से प्रावधान है।

शेयरधारकों के आवास पर अर्ध-वार्षिक वित्तीय निष्पादन तथा महत्वपूर्ण घटनाएं संक्षेप में प्रेषित करने को छोड़कर बैंक ने खण्ड 49 की सभी गैर-सांविधिक अपेक्षाओं का अनुपालन किया है। उपर्युक्त के संबंध में विस्तृत सूचना बैंक की वेबसाइट पर उपलब्ध करा दी गई है।

बैंक की आचार संहिता का अनुपालन

बैंक के केन्द्रीय बोर्ड के निदेशकों और वरिष्ठ प्रबंधन ने, वित्त वर्ष 2008-09 के दौरान बैंक की आचार संहिता के अनुपालन की अभिपुष्टि की है। अध्यक्ष द्वारा हस्ताक्षरित इस आशय की घोषणा अनुलग्नक-V में है। आचार संहिता बैंक की वेबसाइट पर उपलब्ध है।

(Treasury), Regional Head of SBI Corporate Banking Group. Shri Sridharan had served earlier as Advisor to Ministry of Finance, Government of India.

Sitting Fees

The remuneration of the whole-time Directors and the sitting fees paid to the non-executive Directors for attending the meetings of the Board / Committees of the Board are as prescribed by GOI from time to time. The Directors are given a sitting fee of Rs.5,000/- for attending every Central Board meeting and Rs.2,500/- for attending a meeting of a Board-level committee. Sitting fees are, however, not paid to the Chairman and Managing Directors of the Bank and GOI Nominee / RBI Nominee Directors. Details of sitting fees paid during the year 2008-09 are placed in Annexure-IV.

Disclosure:

The Bank has not entered into any materially significant related party transactions with its Promoters, Directors, or Management, their subsidiaries or relatives, etc., that may have potential conflict with the interests of the Bank at large.

Salary and Allowances paid to the Chairman and Managing Directors in 2008-2009

	Basic Rs.	DA Rs.	Others Rs.	Incentive Rs.	Total Remuneration Rs.
Chairman Shri. O. P. Bhatt (1.4.2008-31.3.2009)	4,20,000.00	3,45,920.00	4,32,008.73	8,00,000.00	19,97,928.73
Managing Directors Shri. S. K. Bhattacharyya (1.4.2008-31.3.2009)	4,08,883.23	3,36,506.65	2,08,871.25	3,37,000.00	12,91,261.13
Shri R. Sridharan (5.12.2008-31.3.2009)	1,95,996.77	78,381.12	31,020.17	2,01,380.00	5,06,778.06

The Bank has complied with applicable rules and regulations prescribed by stock exchanges, SEBI, RBI or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Bank.

Vigilance guidelines of the Bank are in place, which provide that the Bank's staff may have direct access to the Bank's Chief Vigilance Officer. The guidelines also protect any staff acting as the 'informer' from any punitive action for being a whistleblower.

The Bank has complied in all respects with the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges, to the extent that the requirements of the Clause do not violate the provisions of State Bank of India Act 1955, the Rules and Regulations made there under, and guidelines or directives issued by the Reserve Bank of India.

Mandatory requirements of Clause 49 as to the composition of the Board of Directors, composition and quorum of the Audit Committee, Non-executive directors' compensation, the appointment, re-appointment of the Statutory Auditors and fixation of their fees are not binding on the Bank, as separate provisions in the State Bank of India Act, SBI General Regulations and the Reserve Bank of India guidelines deal with the same.

The Bank has complied with all applicable non-mandatory requirements of Clause 49, except for sending half-yearly declaration of financial performance and summary of significant events to the households of shareholders, since detailed information on the same is posted on the website of the Bank.

Compliance with Bank's Code of Conduct

The Directors on the Bank's Central Board and Senior Management have affirmed compliance with the Bank's Code of Conduct for the financial year 2008-09. Declaration to this effect signed by the Chairman is placed in Annexure-V. The Code is posted on the Bank's website.

संचार माध्यम

बैंक की यह दृढ़ मान्यता है कि सभी हितधारकों को बैंक के कार्यकलाप, निष्पादन और नए उत्पादों के बारे में पूर्ण जानकारी प्राप्त होनी चाहिए। वर्ष 2008-09 के लिए बैंक के वार्षिक, अर्ध-वार्षिक और तिमाही परिणाम देश के सभी प्रमुख समाचार-पत्रों में प्रकाशित किए गए। इन परिणामों को बैंक की वेबसाइट (www.sbi.co.in और www.statebankofindia.com) पर भी प्रदर्शित किया गया। वार्षिक रिपोर्ट बैंक के सभी शेयरधारकों को भेजी जाती है। बैंक की वेबसाइट पर अन्य सामग्री के साथ-साथ बैंक द्वारा जारी समाचार, बैंक की वार्षिक रिपोर्ट और अर्ध-वार्षिक रिपोर्ट तथा विभिन्न उत्पाद-प्रस्तावों का ब्योरा प्रदर्शित किया जाता है। प्रत्येक वर्ष बैंक के वार्षिक एवं अर्धवार्षिक परिणामों की घोषणा के बाद उसी दिन पत्रकारों के साथ एक बैठक आयोजित की जाती है जिसमें बैंक के अध्यक्ष द्वारा एक प्रस्तुति तथा मीडिया द्वारा पूछे गए प्रश्नों के उत्तर दिए जाते हैं। इसके बाद एक और बैठक आयोजित की जाती है जिसमें अनेक निवेश विश्लेषकों को आमंत्रित किया जाता है। उनसे बैंक के कार्यनिष्पादन पर विस्तृत चर्चा की जाती है। तिमाही परिणामों की घोषणा के बाद प्रेस अधिसूचनाएँ जारी की जाती हैं।

शेयरधारकों के लिए सामान्य सूचना :

शेयरधारकों की वार्षिक महासभा दिनांक 19.06.2009, समय अपराह्न 3.30 बजे, स्थान : "वाई.बी.चह्वान सेंटर", जनरल जगन्नाथ भोसले मार्ग; नरीमन पॉइंट मुंबई-400 021.

वित्तीय कैलेंडर	:	1.4.2008 से 31.3.2009
बहीबंदी की तिथि	:	12.6.2009 से 19.6.2009
लाभांश भुगतान तिथि	:	17.07.2009
शेयर बाजार जिनमें सूचीकरण किया गया है	:	मुंबई, अहमदाबाद, कोलकाता, नई दिल्ली, चेन्नई और राष्ट्रीय शेयर बाजार, मुंबई (विश्व जमा रसीदें लंदन शेयर बाजार (एलएसई) में सूचीकृत हैं) लंदन शेयरबाजार (एलएसई) सहित सभी शेयर बाजारों को आज तक का सूचीकरण शुल्क अदा कर दिया गया है।
स्टाक कोड	:	500112 (बीएसई) एसबीआइएन (एनएसई)
निक्षेपागार (डिपॉजिटरी) सहभागिता	:	नेशनल सिक्युरिटीज डिपॉजिटरी लि. (एनएसडीएल) और सेंट्रल डिपॉजिटरी सर्विसेस (इंडिया) लि. (सीडीएसएल) डीमैट रूप में बैंक के शेयरों के निक्षेपागार (डिपॉजिटरी) धारक हैं।
इलेक्ट्रॉनिक समाशोधन	:	भारतीय स्टेट बैंक के शेयरों के लाभांशों का भुगतान भारतीय रिजर्व बैंक 15 इलेक्ट्रॉनिक समाशोधन केन्द्रों के माध्यम से भी किया जा रहा है।
पंजीयक और अंतरण एजेंट तथा उनका पता	:	मेसर्स डाटामैटिक्स फाइनेंशियल सर्विसेस लिमिटेड, यूनिट : भारतीय स्टेट बैंक, प्लॉट ए-16 और 17, एमआइडीसी ; पार्ट बी, क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई-400 093
बोर्ड फोन नं.	:	022-6671 2151 से 2156 तक
डायरेक्ट नं.	:	022-6671 2198 / 6671 2199 022-6671 2201 से 2203 तक
ई-मेल पता	:	sbi_eq@dfssl.com
फैक्स	:	(022) 6671 2204
शेयर-अंतरण प्रणाली	:	रजिस्ट्रीकरण और अंतरण (आर एण्ड टी) एजेंट के माध्यम से
बकाया जीडीआर	:	31.03.2009 को 1,35,64,361 (जीडीआर) 2,71,28,722 शेयर
पत्र व्यवहार के लिए पता	:	भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, केंद्रीय कार्यालय, स्टेट बैंक भवन, 8वीं मंजिल एम.सी. रोड, नरीमन पॉइंट, मुंबई-400 021

Means of Communication

The Bank strongly believes that all stakeholders should have access to complete information on its activities, performance and product initiatives. Annual, half-yearly and quarterly results of the Bank for the year 2008-09 were published in all leading newspapers of the country. The results were also displayed on the Bank's website (www.sbi.co.in and www.statebankofindia.com). The Annual Report is sent to all shareholders of the Bank. The Bank's website displays, interalia, official news releases of the Bank, the Bank's Annual Report and Half-yearly report, and details of various product offerings. Every year, after the annual and half-yearly results are declared, a Press-meet is held on the same day, in which the Chairman makes a presentation and answers the queries of the media. This is followed by another meeting to which a number of investment analysts are invited. Details of the Bank's performance are discussed with the analysts in the meeting.After declaring quarterly results, press notifications are issued.

General Shareholder Information:

The Annual General Meeting of the Shareholders: Date:19.06.2009, Time: 3.30 p.m. Venue: "Y.B. Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021.

Financial Calendar	:	01.4.2008 to 31.03.2009
Date of Book Closure	:	12.06.2009 to 19.06.2009
Dividend Payment Date	:	17.07.2009
Listing on Stock Exchanges	:	Mumbai, Ahmedabad, Kolkata, New Delhi, Chennai and National Stock Exchange, Mumbai. (GDRs listed on London Stock Exchange–LSE) Listing fees have been paid upto date to all Stock Exchanges including LSE.
Stock Code	:	500112 (BSE) SBIN (NSE)
Depository Participation	:	The National Securities Depository Limited (NSDL) and Central Depository Services (India) Ltd. (CDSL) are the depositories holding the Bank's shares in demat form.
Electronic Clearing	:	Dividend on SBI shares is also being paid through RBI's 15 Electronic Clearing Centres.
Registrar and Transfer Agent and their Address	:	M/s Datamatics Financial Services Limited, Unit: State Bank of India, Plot A–16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (E), Mumbai 400 093.
Board Phone Numbers	:	022-6671 2151 to 2156
Direct Numbers	:	022-6671 2198/ 6671 2199 022-6671 2201 to 2203
E-mail address	:	sbi_eq@dfssl.com
Fax	:	(022) 6671 2204
Share Transfer System	:	Through R&T Agent
Outstanding GDR	:	1,35,64,361 (GDR) as on 31-03-2009 representing 2,71,28,722 shares
Address for Correspondence	:	State Bank of India, Shares & Bonds Department, Central Office, State Bank Bhavan, 8th floor, M.C. Road, Nariman Point, Mumbai 400 021.

टेलीफोन	:	(022) 22740841-45 (022) 2288 3888 (022) 2283 0535
फैक्स	:	(022) 2285 5348
ई-मेल पता	:	gm.snb@sbi.co.in

शेयर कीमत उतार-चढ़ाव:

शेयर कीमत में उतार-चढ़ाव और बीएसई सेंसेक्स तालिका सं. 16 में प्रस्तुत किए गए हैं। बैंक के शेयरों का बाजार पूंजीकरण मार्च 2009 के अंत में बीएसई में 4.38% एवं एनएसई में 3.58% के भारांक पर था। बैंक का शेयर सबसे ज्यादा क्रय-विक्रय किए जाने वाले शेयरों में से एक रहा।

तालिका: 16 बाजार मूल्य आंकड़े
(अंतिम मूल्य)

मास	बीएसई में भारतीय स्टेट बैंक के शेयर का मूल्य (रु)		बीएसई सूचकांक	
	उच्चतम	न्यूनतम	उच्चतम	न्यूनतम
अप्रैल-08	1819.95	1592.00	17480.74	15297.96
मई-08	1840.00	1438.20	17735.70	16196.02
जून-08	1496.70	1101.15	16632.72	13405.54
जुलाइ-08	1567.50	1007.00	15130.09	12514.02
अगस्त-08	1638.90	1302.00	15579.78	14002.43
सितंबर-08	1618.00	1353.00	15107.01	12153.55
अक्तूबर-08	1569.90	991.10	13203.86	7697.39
नवम्बर-08	1375.00	1025.00	10945.41	8316.39
दिसंबर-08	1325.00	995.05	10188.54	8467.43
जनवरी-09	1376.40	1031.05	10469.72	8631.60
फरवरी-09	1205.90	1008.30	9724.87	8619.22
मार्च-09	1132.25	894.00	10127.09	8047.17

निवेशकों की आवश्यकताएं:

निवेशकों की शेयरधारिता संबंधी विभिन्न आवश्यकताओं को पूरा करने के लिए मुंबई में बैंक के कारपोरेट केंद्र में एक पूर्ण सुव्यवस्थित विभाग - शेयर एवं बांड विभाग और 14 स्थानीय प्रधान कार्यालयों में शेयर एवं बांड कक्ष है। निवेशकों की शिकायतें, चाहे बैंक कार्यालयों में, या रजिस्ट्रार और अंतरण-एजेंटों के कार्यालय में प्राप्त हुई हो, तुरंत ध्यान देकर उनका निवारण किया जाता है और इस कार्य की निगरानी शीर्ष प्रबंधन स्तर पर की जाती है। बैंक ने देशभर में 88 अन्य केन्द्रों का चयन कर प्रत्येक केंद्र पर शेयरधारकों/निवेशकों की आवश्यकताओं पर ध्यान देने के लिए एक अधिकारी को नामित किया है।

तालिका: 17 शेयरधारिता का वितरण
(31.03.2009 की स्थिति के अनुसार)

शेयरधारक	धारित शेयरों का प्रतिशत
भारत के राष्ट्रपति	59.41%
अनिवासी (विदेशी संस्थागत निवेशक/विदेशी कारपोरेट निकाय/अनिवासी भारतीय/ विश्व जमा रसीदें)	12.33%
राज्य सरकार(सरकारें)/बीमा कंपनियाँ/ बैंकों सहित वित्तीय संस्थाएं	10.90%
म्यूचुअल फंड/सरकारी कंपनियाँ/ भारतीय यूनिट ट्रस्ट	5.36%
कंपनियाँ/निजी कारपोरेट संस्थाएं/न्यास	5.30%
निवासी व्यक्तियों सहित अन्य	6.70%
शेयरधारकों की संख्या	781263
डीमैट शेयरों की संख्या (620998421)	97.81%

तालिका: 18 बैंक के दस शीर्ष शेयरधारक
(31.03.2009 की स्थिति के अनुसार)

धारक का नाम	धारित शेयरों का प्रतिशत
1. भारत के राष्ट्रपति	59.41
2. भारतीय जीवन बीमा निगम एवं समूह	9.56
3. दि बैंक आफ न्यूयार्क (जीडीआर)	4.27
4. आईसीआईसीआई प्रूडेंशियल लाइफ इंश्योरेंस कंपनी लि.	1.79
5. यूरोपेसिफिक ग्रोथ फंड	0.77
6. फिडेलिटी मैनेजमेंट एंड रिसर्च कंपनी खाता एफआइडी इन्वेस्टमेंट ट्रस्ट फिडेलिटी डाइवर्सिफाइड इंटरनेशनल फंड	0.63
7. भारतीय साधारण बीमा निगम	0.54
8. एचडीएफसी स्टैण्डर्ड लाइफ इंश्योरेंस कं.लि.	0.48
9. बजाज एलियांस लाइफ इंश्योरेंस कं.लि.	0.44
10. सिंगापुर सरकार	0.35

Telephones	:	(022) 22740841-45 (022) 2288 3888 (022) 2283 0535
Fax	:	(022) 2285 5348
E-mail address	:	gm.snb@sbi.co.in

Share Price Movement:

The movement of the share price and the BSE Sensex is presented in Table No. 16. The market capitalisation of the Bank's shares had a weightage of 4.38% at BSE and 3.58% at NSE as at the end of March, 2009. The Bank's scrip has been one of the heavily traded scrips.

Table : 16 Market Price Data (Closing Values)

Months	SBI's Share Price at BSE (Rs.)		BSE Sensex	
	High	Low	High	Low
Apr-08	1819.95	1592.00	17480.74	15297.96
May-08	1840.00	1438.20	17735.70	16196.02
Jun-08	1496.70	1101.15	16632.72	13405.54
Jul-08	1567.50	1007.00	15130.09	12514.02
Aug-08	1638.90	1302.00	15579.78	14002.43
Sep-08	1618.00	1353.00	15107.01	12153.55
Oct-08	1569.90	991.10	13203.86	7697.39
Nov-08	1375.00	1025.00	10945.41	8316.39
Dec-08	1325.00	995.05	10188.54	8467.43
Jan-09	1376.40	1031.05	10469.72	8631.60
Feb-09	1205.90	1008.30	9724.87	8619.22
Mar-09	1132.25	894.00	10127.09	8047.17

Investors' Needs:

To meet various requirements of the investors regarding their holdings, the Bank has a full-fledged Department - Shares & Bonds Department - at its Corporate Centre at Mumbai and Shares & Bonds Cells at the 14 Local Head Offices. The investors' grievances, whether received at the Bank's offices or at the office of the Registrar and Transfer Agents, are redressed expeditiously and monitored at the Top Management level. The Bank has also identified 88 other centres across the country and designated one official at each centre to attend to the Shareholders'/ Investors' needs.

Table : 17 Distribution of Shareholdings (As on 31-03-2009)

Shareholders	% of shares held
President of India	59.41%
Non-residents (FIIs/ OCBs /NRIs /GDRs)	12.33%
State Govt.(s)/Financial Institutions including Insurance Companies/ Banks	10.90%
Mutual Funds/ Government Companies/UTI	5.36%
Domestic companies/ Pvt. Corporate Bodies/Trusts	5.30%
Others including Resident individuals	6.70%
No. of Shareholders	781263
No. of Shares in dematerialised form (620998421)	97.81%

Table : 18 Top Ten Shareholders of the Bank (As on 31-03-2009)

Name of the Holder	Equity held (%)
1. President of India	59.41
2 Life Insurance Corp. of India & Group	9.56
3 The Bank of New York (GDRs)	4.27
4. ICICI Prudential Life Insurance Co. Ltd.	1.79
5. Europacific Growth Fund	0.77
6. Fidelity Management & Research Co. A/c FID Investment Trust–Fidelity diversified Intl. Fund	0.63
7. General Insurance Corporation of India	0.54
8. HDFC Standard Life Insurance Co. Ltd.	0.48
9. Bajaj Alianz Life Insurance Co. Ltd.	0.44
10. Govt. of Singapore	0.35

अनुलग्नक I

दिनांक 9 मई 2009 को गैर-कार्यपालक निदेशकों के संबंध में संक्षिप्त जानकारी

डॉ. अशोक झुनझुनवाला

(जन्मतिथि: 22 जून 1953)

डा. अशोक झुनझुनवाला भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 24 जून 2008 से तीन वर्ष के लिए शेयरधारकों द्वारा निर्वाचित निदेशक हैं। डॉ. झुनझुनवाला भारतीय प्रौद्योगिकी संस्थान, चेन्नई के इलेक्ट्रिकल इंजीनियरिंग विभाग में प्रोफेसर हैं तथा संस्थान के दूरसंचार और कंप्यूटर नेटवर्क समूह (टेलीनेट) के प्रमुख हैं। यह विभाग दूरसंचार और कंप्यूटर नेटवर्क प्रणाली के विकास के लिए उन उद्योगों के साथ सघन रूप से कार्य कर रहा है।

श्री दिलीप सी. चौकसी

(जन्मतिथि: 26 दिसम्बर 1949)

श्री दिलीप सी. चौकसी भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 24 जून 2008 से तीन वर्ष के लिए शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे पिछले 35 वर्षों से सक्रिय सनदी लेखाकार रहे हैं एवं लेखा परीक्षा बीमा कार्यों से जुड़े हुए हैं। वे बैंकर्स प्रशिक्षण कालेज, भारतीय रिजर्व बैंक एवं जमनालाल बजाज प्रबंधन अध्ययन संस्थान, मुंबई के अतिथि वक्ता रहे हैं।

श्री एस. वैंकटाचलम

(जन्मतिथि: 8 नवम्बर 1944)

श्री एस. वैंकटाचलम भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 24 जून 2008 से तीन वर्ष के लिए शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे सक्रिय सनदी लेखाकार हैं एवं सिटी ग्रुप एवं सिटी बैंक एनए इंडिया ऑर्गेनाइजेशन में 30 वर्षों से वरिष्ठ प्रबंधन श्रेणी के विभिन्न पदों पर कार्यरत रह चुके हैं।

श्री डी. सुंदरम

(जन्मतिथि: 16 अप्रैल 1953)

श्री डी. सुंदरम भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 13 जनवरी 2009 से श्री सुमन कुमार बेरी द्वारा त्यागपत्र दिए जाने के कारण उत्पन्न रिक्ति की शेष अवधि हेतु अर्थात् 23 जून 2011 तक शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे हिंदुस्तान यूनीलीवर लि. (एचयूएल) के उपाध्यक्ष एवं मुख्य वित्त अधिकारी हैं। वे एक व्यावसायिक अर्हता प्राप्त लेखाकार (एफआईसीडब्ल्यूए) हैं एवं वित्त एवं लेखांकन के क्षेत्रों में प्रचुर अनुभव प्राप्त हैं। वे एचयूएल समूह में कारपोरेट लेखाकार, वाणिज्यिक प्रबंधक एवं कोषपाल वित्त सदस्य, टॉमको इंटीग्रेशन
टीम एवं वित्त निदेशक, बुक बॉण्ड लिप्टन इंडिया लि. जैसे कई महत्वपूर्ण पदों पर कार्य कर चुके हैं। वे यूनीलीवर लि., लंदन में अफ्रीका एवं मध्य पूर्व हेतु वाणिज्यिक अधिकारी तथा वरिष्ठ उपाध्यक्ष वित्त, केंद्रीय एवं मध्यपूर्व समूह जैसे विभिन्न पदों पर भी कार्यरत रह चुके हैं।

डॉ. देवानंद बलोधी

(जन्मतिथि: 14 जुलाई 1946)

डॉ. देवानंद बलोधी भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 9 जुलाई 2007 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति, इनमें से जो भी बाद में हों, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक पत्रकार हैं।

प्रो. मोहम्मद सलाहुद्दीन अंसारी

(जन्मतिथि: 30 जुलाई 1946)

प्रो. मोहम्मद सलाहुद्दीन अंसारी भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 9 जुलाई 2007 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति, इनमें से जो भी बाद में हो, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक शिक्षाविद् हैं।

डॉ. (श्रीमती) वसंता भरुचा

(जन्मतिथि: 7 अक्तूबर 1944)

डॉ. वसंता भरुचा भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 25 फरवरी 2008 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति, इनमें से जो भी बाद में हों, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक प्रतिष्ठित अर्थशास्त्री और संयुक्त राष्ट्र संगठनों में एक अंतरराष्ट्रीय परामर्शदाता हैं। वे नीति उदारीकरण के दौरान वाणिज्य और उद्योग मंत्रालय में आर्थिक सलाहकार के रूप में कार्य कर चुकी हैं। वे अमरीका में व्यापार संवर्धन कार्यालय में निवासी निदेशक और राष्ट्रीय व्यापार सूचना केन्द्र की कार्यपालक निदेशक भी रह चुकी हैं।

Annexure I

Brief summary of the Non-Executive Directors on the Board as on 9th May 2009

Dr. Ashok Jhunjhunwala
(Date of Birth: 22nd June 1953)

Dr. Ashok Jhunjhunwala is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 24th June 2008, for three years. He is a Professor of the Department of Electrical Engineering, and leads the Telecommunications and Computer Network Group (TeNeT) at IIT, Chennai, which is working closely with industry in the development of a number of Telecom and Computer Network Systems.

Shri Dileep C. Choksi
(Date of Birth: 26th December 1949)

Shri Dileep C. Choksi is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 24th June 2008, for three years. He is a practising Chartered Accountant since 35 years and is associated with the Audit and Assurance function. He has been a visiting faculty at the Bankers Training College, Reserve Bank of India and Jamnalal Bajaj Institute of Management Studies, Mumbai.

Shri S. Venkatachalam
(Date of Birth: 8th November 1944)

Shri S. Venkatachalam is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 24th June 2008, for three years. He is a practising Chartered Accountant and was employed with Citi Group and Citibank NA India Organisation in the Senior Management Cadre for a period of 30 years in various capacities.

Shri D. Sundaram
(Date of Birth: 16th April 1953)

Shri Sundaram is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 13th January 2009, for the residual period of the vacancy caused by Shri Suman Kumar Bery's resignation, i.e upto 23rd June 2011. He is Vice-Chairman & CFO of Hindustan Unilever Ltd. (HUL). He is a professionally qualified Accountant (FICWA) and carries a rich experience in the area of Finance and Accounting. He held many important positions in HUL group as Corporate Accountant, Commercial Manager and Treasurer, Finance Member, TOMCO Integration Team, and Finance Director, Brooke Bond Lipton India Ltd. He had also held various positions in Unilever Ltd., London as Commercial Officer for Africa and Middle East and Senior Vice President – Finance, Central and Middle East Group.

Dr. Deva Nand Balodhi
(Date of Birth: 14th July 1946)

Dr. Deva Nand Balodhi is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 9th July 2007, for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Journalist.

Prof. Md. Salahuddin Ansari
(Date of Birth: 30th July 1946)

Prof. Md. Salahuddin Ansari is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 9th July 2007, for three years or till the appointment of his successor, whichever is later (maximum six years). He was an Academician.

Dr. (Mrs.) Vasantha Bharucha
(Date of Birth: 7th October 1944)

Dr. Vasantha Bharucha is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 25th February 2008, for three years or till the appointment of his successor, whichever is later (maximum six years). She is a reputed economist and an international consultant with UN organizations. She was Economic Advisor in the Ministry of Commerce & Industry during policy liberalization. She was also Resident Director of the Trade promotion office in the US and Executive Director of the National Centre for Trade Information.

डॉ. राजीव कुमार

(जन्मतिथि: 6 जुलाई 1951)

डॉ. राजीव कुमार भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 08 सितंबर 2008 से निदेशक हैं। वे एक प्रख्यात अर्थशास्त्री हैं जिन्होंने न्यू कॉलेज, ऑक्सफोर्ड विश्वविद्यालय से डी. फिल किया है। वे वर्तमान में आइसीआरआइईआर के निदेशक एवं प्रमुख कार्यपालक हैं, देश के अग्रणी नीति विचारकदल एवं भारतीय दूरसंचार विनियामक प्राधिकरण के सदस्य (अंशकालिक) हैं। इससे पहले वे राष्ट्रीय सुरक्षा सलाहकार बोर्ड के एक सदस्य, भारतीय उद्योग महासंघ के मुख्य अर्थशास्त्री थे और एशियन डेवलपमेंट बैंक के साथ थे।

श्रीमती श्यामला गोपीनाथ

(जन्मतिथि: 20 जून 1949)

श्रीमती श्यामला गोपीनाथ, भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत 28 सितंबर 2004 से (भारतीय रिज़र्व बैंक द्वारा नामित) निदेशक हैं। श्रीमती श्यामला गोपीनाथ भारतीय रिज़र्व बैंक की उप गर्वनर हैं।

Dr. Rajiv Kumar
(Date of Birth: 6th July 1951)

Dr. Rajiv Kumar is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 8th September 2008. He is an eminent economist having completed his D.Phil from New College, Oxford University. He is presently the Director and Chief Executive of ICRIER, the country's leading policy think tank and Member (Part time) of Telecom Regulatory Authority of India. Earlier, he was a member of the National Security Advisory Board, the Chief Economist of Confederation of Indian Industry and with the Asian Development Bank.

Smt. Shyamala Gopinath
(Date of Birth: 20th June 1949)

Smt. Shyamala Gopinath is a Director u/s 19(f) of SBI Act (nominated by Reserve Bank of India), w.e.f. 28th September 2004. Smt. Gopinath is Deputy Governor, Reserve Bank of India.

अनुलग्नक II

31.03.2009 को निदेशक बोर्ड/बैंक/अन्य कंपनियों की बोर्ड स्तरीय समितियों की संख्या जिनमें निदेशक बोर्ड के निदेशक सदस्य/अध्यक्ष हैं

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों की संख्या (बैंक सहित)
1. श्री ओ.पी. भट्ट	अध्यक्ष क्र.5, डुनेडीन जे. एम. मेहता रोड मुंबई 400 006	26.04.2006 (01.07.2006 से अध्यक्ष के रूप में नियुक्त)	अध्यक्ष 20 निदेशक 3 समिति अध्यक्ष 3 सदस्य/प्रशासी बोर्ड के सदस्य 8
2. श्री एस. के. भट्टाचार्य	प्रबंध निदेशक एम-2, किन्नेलन टॉवर्स 100 ए, नेपियन सी रोड मुंबई 400 006	08.10.2007	निदेशक 1 समिति अध्यक्ष 4 समिति सदस्य 6
3. श्री आर. श्रीधरन	प्रबंध निदेशक एम-1, किन्नेलन टॉवर्स 100 ए, नेपियन सी रोड मुंबई 400 006	05.12.2008	निदेशक 12 समिति अध्यक्ष 3 समिति सदस्य 24
गैर कार्यपालक निदेशक			
4. डॉ.अशोक झुनझुनवाला	प्रोफेसर टेलिकॉम एवं नेटवर्क (टीनेट) ग्रुप, डिपार्टमेंट आफ इलेक्ट्रिकल इंजीनियरिंग विभाग आइआइटी मद्रास चेन्नई 600 036	24.06.2008	निदेशक 14 सलाहकार बोर्ड/ गवर्निंग काउंसिल 6 समिति अध्यक्ष 3 समिति सदस्य 12
5. श्री दिलीप सी.चौकसी	सनदी लेखाकार सी 3 एडवाइजर्स प्रा.लि. मफतलाल हाउस बैकबे रीक्लेमेशन मुंबई	24.06.2008	निदेशक 4 समिति अध्यक्ष 2 समिति सदस्य 4
6. श्री एस.वैंकटाचलम	सनदी लेखाकार बिल्डिंग बी-1, फ्लैट 1-डी (प्रथम मंजिल) हार्बर हाइट्स एन. ए. सावंत मार्ग, कोलाबा मुंबई	24.06.2008	निदेशक 4 समिति अध्यक्ष 1 समिति सदस्य 5
7. श्री डी. सुंदरम	उपाध्यक्ष एवं मुख्य वित्त अधिकारी हिंदुस्तान यूनीलीवर लि. 165/166, बैकबे रीक्लेमेशन मुंबई	13.01.2009	निदेशक 5 अध्यक्ष 2 उपाध्यक्ष एवं मुख्य वित्त अधिकारी 1 सदस्य - गवर्नर बोर्ड 1

Annexure II

Total Number of Memberships/Chairmanships held by the Directors on the Boards/ Board-level Committees of the Bank/Other Companies as on 31.03.2009

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies (including the Bank)	
1. Shri O.P. Bhatt	Chairman No.5, Dunedin, J.M.Mehta Road, Mumbai 400 006	26.04.2006 (Appointed as Chairman w.e.f. 01.07.2006)	Chairman Director Committee Chairman Member/Member of the Governing Board	20 3 3 8
2. Shri S.K. Bhattacharyya	Managing Director M-2, Kinnellan Towers, 100A, Napean Sea Road, Mumbai 400 006	08.10.2007	Director Chairman of Committee Committee Member	1 4 6
3. Shri R. Sridharan	Managing Director M-1, Kinnellan Towers, 100A, Napean Sea Road, Mumbai 400 006	05.12.2008	Director Chairman of Committee Committee Member	12 3 24
Non-Executive Directors				
4. Dr. Ashok Jhunjhunwala	Professor, Telecom & Networks (TeNeT) Group, Department of Electrical Engineering, IIT Madras, Chennai - 600 036	24.06.2008	Director Advisory Board/ Governing Council Chairman of Committee Committee Member	14 6 3 12
5. Shri Dileep C. Choksi	Chartered Accountant, C3 Advisors Pvt Ltd, Mafatlal House, Backbay Reclamation, Mumbai	24.06.2008	Director Chairman of Committee Committee Member	4 2 4
6. Shri S. Venkatachalam	Chartered Accountant, Building B-1, Flat 1-D (First Floor) Harbour Heights, N.A. Sawant Marg, Colaba Mumbai	24.06.2008	Director Chairman of Committee Committee Member	4 1 5
7. Shri D. Sundaram	Vice-Chairman & CFO, Hindustan Unilever Ltd. 165/166, Backbay Reclamation, Mumbai	13.01.2009	Director Chairman Vice-Chairman & CFO Member – Board of Governors	5 2 1 1

अनुलग्नक II (जारी)

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों की संख्या (बैंक सहित)	
8. डॉ. देवानंद बलोधी	पत्रकार 669, प्रथम मंजिल, मिलिट्री रोड आनंद पर्वत नई दिल्ली 110 091	09.07.2007	निदेशक समिति अध्यक्ष समिति सदस्य	1 2 1
9. प्रो. मो. सलाहुद्दीन अंसारी	शिक्षाविद् 7 खलासी मोहल्ला मधुपुर, डाकघर: मधुपुर जि. देवघर झारखण्ड 815 353	09.07.2007	निदेशक समिति सदस्य	1 3
10. डॉ. (श्रीमती) वसंता भरुचा	अर्थशास्त्री सी-II/2450 वसंत कुंज नई दिल्ली 110 070	25.02.2008	निदेशक समिति सदस्य	2 5
11. डॉ. राजीव कुमार	निदेशक एवं प्रमुख कार्यपालक अधिकारी इंडियन काउन्सिल फॉर रिसर्च ऑन इंटरनेशनल इकनॉमिक रिलेशंस (आइसीआरआइईआर) कोर 6ए, चौथी मंजिल, इंडिया हैबिटैट सेंटर, लोधी रोड, नई दिल्ली 110 003	08.09.2008	निदेशक	2
12. श्री अरुण रामनाथन (भारत सरकार के नामिती)	सचिव (वित्त) वित्त मंत्रालय, भारत सरकार (बैंकिंग प्रभाग), जीवन दीप बिल्डिंग, पार्लियामेंट स्ट्रीट, नई दिल्ली 110 001	18.01.2008 (30.04.2009 को अधिवर्षिता प्राप्त की)	निदेशक समिति सदस्य	5 1
13. श्रीमती श्यामला गोपीनाथ (भारतीय रिज़र्व बैंक की नामिती)	उप गवर्नर भारतीय रिज़र्व बैंक, केन्द्रीय कार्यालय मिंट रोड मुंबई 400 001	28.09.2004	निदेशक समिति सदस्य	4 1

Annexure II (contd.)

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies (including the Bank)	
8. Dr. Deva Nand Balodhi	Journalist 669, 1st Floor, Military Road, Anand Parvat, New Delhi 110 091	09.07.2007	Director Chairman of Committee Committee Member	1 2 1
9. Prof. Md. Salahuddin Ansari	Academician, 7 Khalasi Mohalla, Madhupur, P.O. Madhupur Dist. Deoghar, Jharkhand 815 353	09.07.2007	Director Committee Member	1 3
10. Dr. (Mrs.) Vasantha Bharucha	Economist C-II/2450 Vasant Kunj New Delhi 110 070	25.02.2008	Director Committee Member	2 5
11. Dr. Rajiv Kumar	Director & CEO, Indian Council for Research on International Economic Relations(ICRIER) Core 6A, 4th Floor, India Habitat Center, Lodhi Road, New Delhi 110 003	08.09.2008	Director	2
12. Shri Arun Ramanathan (GOI Nominee)	Secretary (Finance), Ministry of Finance, Government of India, (Banking Division), Jeevan Deep Bldg. Parliament Street, New Delhi 110 001	18.01.2008 (attained superannuation on 30.04.2009)	Director Committee Member	5 1
13. Smt. Shyamala Gopinath (Reserve Bank of India Nominee)	Deputy Governor RBI, Central Office Mint Road Mumbai 400 001	28.09.2004	Director Committee Member	4 1

अनुलग्नक III

31.03.2009 को बैंक के केंद्रीय बोर्ड के निदेशकों की शेयरधारिता का ब्योरा

क्र.सं.	निदेशक का नाम	शेयरों की संख्या	क्र.सं.	निदेशक का नाम	शेयरों की संख्या
1.	श्री ओ.पी. भट्ट	1240	8.	डॉ. देवानंद बलोधी	निरंक
2.	श्री एस.के.भट्टाचार्य	832	9.	प्रो. मोहम्मद सलाहुद्दीन अंसारी	निरंक
3.	श्री आर. श्रीधरन	560	10.	डॉ. (श्रीमती) वसंता भरुचा	निरंक
4.	डॉ. अशोक झुनझुनवाला	625	11.	डॉ. राजीव कुमार	निरंक
5.	श्री दिलीप सी. चोकसी	500	12.	श्री अरुण रामनाथन	निरंक
6.	श्री एस्. वैंकटाचलम	500	13.	श्रीमती श्यामला गोपीनाथ	निरंक
7.	श्री डी. सुंदरम	2640			

Annexure III

Details of shareholding of Directors on the Bank's Central Board as on 31.03.2009

Sl. No.	Name of Director	No. of Shares	Sl. No.	Name of Director	No. of Shares
1.	Shri O.P. Bhatt	1240	8.	Dr. Deva Nand Balodhi	Nil
2.	Shri S.K. Bhattacharyya	832	9.	Prof. Md. Salahuddin Ansari	Nil
3.	Shri R. Sridharan	560	10.	Dr. (Mrs.) Vasantha Bharucha	Nil
4.	Dr. Ashok Jhunjhunwala	625	11.	Dr. Rajiv Kumar	Nil
5.	Shri Dileep C. Choksi	500	12.	Shri Arun Ramanathan	Nil
6.	Shri S. Venkatachalam	500	13.	Smt. Shyamala Gopinath	Nil
7.	Shri D. Sundaram	2640			

अनुलग्नक IV

वर्ष 2008-09 के दौरान केन्द्रीय बोर्ड एवं बोर्ड स्तरीय समिति की बैठकों में उपस्थित होने के लिए निदेशकों को अदा किए गए बैठक शुल्क का ब्योरा

क्र.सं.	निदेशक का नाम	केंद्रीय बोर्ड @ @ रु. 5,000/-	केंद्रीय बोर्ड की कार्यकारिणी समिति @ रु. 2,500/-	अन्य बोर्ड स्तरीय समिति @ रु. 2,500/-	कुल
1.	श्री सुमन कुमार बेरी	10,000/-	10,000/-	5,000/-	25,000/-
2.	डॉ. अशोक झुनझुनवाला	45,000/-	40,000/-	45,000/-	1,30,000/-
3.	श्री दिलीप सी. चोकसी	25,000/-	70,000/-	30,000/-	1,25,000/-
4.	श्री एस. वैंकटाचलम	35,000/-	95,000/-	30,000/-	1,60,000/-
5.	श्री डी. सुंदरम	10,000/-	22,500/-	—	32,500/-
6.	श्री ए. सी. कलिता	5,000/-	15,000/-	—	20,000/-
7.	डॉ. देवा नंद बलोधी	45,000/-	95,000/-	25,000/-	1,65,000/-
8.	प्रो. मो. सलाहुद्दीन अंसारी	30,000/-	47,500/-	10,000/-	87,500/-
9.	डॉ. (श्रीमती) वसंता भरुचा	45,000/-	77,500/-	22,500/-	1,45,000/-
10.	डॉ. राजीव कुमार	10,000/-	10,000/-	—	20,000/-

अनुलग्नक V

भारतीय स्टेट बैंक

घोषणा

बैंक की आचार संहिता के अनुपालन की पुष्टि

मैं घोषणा करता हूँ कि सभी बोर्ड सदस्यों और वरिष्ठ प्रबंधन ने वित्तीय वर्ष 2008-09 के लिए बैंक की आचार संहिता के अनुपालन की पुष्टि की है।

हस्ता/-
(ओ.पी.भट्ट)
अध्यक्ष
16 अप्रैल 2009

Annexure IV

Details of Sitting Fees paid to Directors for attending Meetings of the Central Board and Board-level Committees during 2008-09

Sl. No.	Name of Director	Central Board @ Rs. 5,000/-	ECCB @ Rs.2,500/-	Other Committees @ Rs.2,500/-	Total
1.	Shri Suman Kumar Bery	10,000/-	10,000/-	5,000/-	25,000/-
2.	Dr. Ashok Jhunjhunwala	45,000/-	40,000/-	45,000/-	1,30,000/-
3.	Shri Dileep C. Choksi	25,000/-	70,000/-	30,000/-	1,25,000/-
4.	Shri S. Venkatachalam	35,000/-	95,000/-	30,000/-	1,60,000/-
5.	Shri D. Sundaram	10,000/-	22,500/-	—	32,500/-
6.	Shri Ananta Chandra Kalita	5,000/-	15,000/-	—	20,000/-
7.	Dr. Deva Nand Balodhi	45,000/-	95,000/-	25,000/-	1,65,000/-
8.	Prof. Md. Salahuddin Ansari	30,000/-	47,500/-	10,000/-	87,500/-
9.	Dr. (Mrs.) Vasantha Bharucha	45,000/-	77,500/-	22,500/-	1,45,000/-
10.	Dr. Rajiv Kumar	10,000/-	10,000/-	—	20,000/-

ANNEXURE V

STATE BANK OF INDIA

DECLARATION

AFFIRMATION OF COMPLIANCE WITH THE BANK'S CODE OF CONDUCT

I declare that all Board Members and Senior Management have affirmed compliance with the Bank's Code of Conduct for the Financial Year 2008-09.

Sd/-

(O.P. BHATT)
CHAIRMAN
16th April 2009

जी. एम. कपाड़िया एण्ड कंपनी

(पंजीकृत)

सनदी लेखाकार

कारपोरेट अभिशासन संबंधी लेखापरीक्षकों का प्रमाणपत्र

भारतीय स्टेट बैंक के
शेयरधारकों के लिए

हमने 31 मार्च 2009 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक द्वारा कारपोरेट अभिशासन की उन शर्तों के अनुपालन की जाँच की है, जो भारत में शेयर-बाजारों के साथ भारतीय स्टेट बैंक के सूचीकरण-करार के खंड 49 में निर्धारित की गई हैं।

कारपोरेट अभिशासन की शर्तों के अनुपालन की जिम्मेदारी प्रबंधन वर्ग की है। हमारी जांच भारतीय सनदी लेखाकार संस्थान द्वारा जारी कारपोरेट अभिशासन के प्रमाणन संबंधी निर्देशक नोट के अनुसार की गई है और यह कारपोरेट अभिशासन की शर्तों का अनुपालन सुनिश्चित करने हेतु भारतीय स्टेट बैंक द्वारा अपनाई गई कार्यविधियों तथा उनके कार्यान्वयन तक ही सीमित थी। यह न तो लेखा-परीक्षा है और न ही भारतीय स्टेट बैंक के वित्तीय विवरणों पर अभिमत की अभिव्यक्ति है।

हमारी राय में और जहाँ तक हमें जानकारी है, उसके अनुसार एवं हमें दिए गए स्पष्टीकरणों के अनुसार हम प्रमाणित करते हैं कि भारतीय स्टेट बैंक ने उपर्युक्त सूचीकरण-करार में निर्धारित कारपोरेट अभिशासन की शर्तों का सभी महत्वपूर्ण बातों का समावेश करते हुए अनुपालन किया है।

हम सूचित करते हैं कि शेयरधारक / निवेशक शिकायत-निवारण समिति द्वारा रखे गए अभिलेखों के अनुसार भारतीय स्टेट बैंक के विरुद्ध कोई भी निवेशक-शिकायत एक माह से अधिक अवधि के लिए लंबित नहीं है।

हम यह भी सूचित करते हैं कि यह अनुपालन भारतीय स्टेट बैंक की भावी व्यवहार्यता के संबंध में न तो आश्वासन है, न ही उस कुशलता अथवा प्रभावकारिता से संबंधित है, जिसके द्वारा प्रबंधन वर्ग ने भारतीय स्टेट बैंक के कारोबार का संचालन किया है।

जी. एम. कपाड़िया एण्ड कं.
सनदी लेखाकारों के लिए तथा उनकी ओर से

ह.
(राजन अशर)

स्थान : कोलकाता
दिनांक : 9 मई 2009

सदस्यता सं.: 48243

G. M. KAPADIA & CO.

(Registered)

Chartered Accountants

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To the Shareholders of
State Bank of India

We have examined the compliance of conditions of Corporate Governance by State Bank of India, for the year ended on 31st March 2009, as stipulated in Clause 49 of the Listing Agreement of State Bank of India with Stock Exchanges in India.

The compliance of the conditions of Corporate Governance is the responsibility of the Management. Our examination was carried out in accordance with the Guidance Note on Certification of Corporate Governance, issued by the Institute of Chartered Accountants of India and was limited to procedures and implementation thereof, adopted by State Bank of India for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of State Bank of India.

In our opinion and to the best of our information and according to the explanations given to us, we certify that State Bank of India has, in all material respects, complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We state that no investor grievances are pending for a period exceeding one month against State Bank of India as per records maintained by the Shareholders/ Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of State Bank of India nor the efficiency or effectiveness with which the management has conducted the affairs of the State Bank of India.

For and on behalf of
G. M. Kapadia & Co.
Chartered Accountants

(Rajen Ashar)

Place: Kolkata
Date: 9th May, 2009

Membership No. 48243

भारतीय स्टेट बैंक का
तुलन पत्र, लाभ एवं हानि खाता
और नकदी प्रवाह विवरण

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank of India

भारतीय स्टेट बैंक का 31 मार्च 2009 की स्थिति के अनुसार तुलन-पत्र
BALANCE SHEET OF STATE BANK OF INDIA AS ON 31ST MARCH 2009

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और देयताएँ CAPITAL AND LIABILITIES	अनुसूची सं. Schedule No.	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
		रु. Rs.	रु. Rs.
पूंजी Capital	1	634,88,02	631,47,04
आरक्षितियाँ और अधिशेष Reserves & Surplus	2	57312,81,62	48401,19,11
जमाराशियाँ Deposits	3	742073,12,80	537403,94,09
उधार Borrowings	4	53713,68,21	51727,41,13
अन्य देयताएँ और प्रावधान Other liabilities & provisions	5	110697,57,42	83362,29,84
	योग TOTAL	964432,08,07	721526,31,21

आस्तियाँ ASSETS	अनुसूची सं. Schedule No.	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
		रु. Rs.	रु. Rs.
नकदी और भारतीय रिज़र्व बैंक में जमाराशियाँ Cash & balances with Reserve Bank of India	6	55546,17,27	51534,61,58
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि Balances with banks & money at call & short notice ...	7	48857,62,59	15931,71,92
विनिधान Investments	8	275953,95,69	189501,27,09
अग्रिम Advances	9	542503,20,42	416768,19,62
अचल आस्तियाँ Fixed Assets	10	3837,84,72	3373,48,09
अन्य आस्तियाँ Other Assets	11	37733,27,38	44417,02,91
	योग TOTAL	964432,08,07	721526,31,21
समाश्रित देयताएँ / Contingent liabilities	12	रु. Rs. 723699,75,70	रु. Rs. 810796,48,07
संग्रहण के लिए बिल / Bills for collection	—	रु. Rs. 43870,56,67	रु. Rs. 18946,79,95
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes to Accounts	18		

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी - 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital - 100,00,00,000 shares of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित - 63,49,68,500 (पिछले वर्ष 63,15,58,654) प्रत्येक ईक्विटी शेयर रु. 10/- का Issued Capital 63,49,68,500 (Previous Year 63,15,58,654) Equity Shares of Rs.10/- each	634,96,85	631,55,87
अभिदत्त और संदत्त पूंजी - 63,48,80,222 शेयर (पिछले वर्ष 63,14,70,376) प्रत्येक शेयर रु. 10/- का [इसमें 2,71,28,722 (31.3.08 को 4,24,81,772) शेयर सम्मिलित हैं जो 1,35,64,361 (31.03.08 को 2,12,40,886) वैश्विक जमा रसीदों के रूप में हैं]. Subscribed and Paid up Capital 63,48,80,222 (previous year 63,14,70,376) shares of Rs.10/-each [includes 2,71,28,722 (4,24,81,772 as on 31.3.08) shares represented by 1,35,64,361 (2,12,40,886 as on 31.03.08) Global Depository Receipts]	634,88,02	631,47,04
योग TOTAL	**634,88,02**	**631,47,04**

अनुसूची 2 — आरक्षितियाँ और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)		31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	25218,10,91		20379,03,68	
वर्ष के दौरान परिवर्धन Additions during the year	5508,57,95		4839,07,23	
वर्ष के दौरान कटौतियाँ Deductions during the year	—		—	
		30726,68,86		25218,10,91
II. पूंजी आरक्षितियाँ Capital Reserves				
अथशेष Opening Balance	422,58,37		418,14,39	
वर्ष के दौरान परिवर्धन Additions during the year	844,72,32		4,43,98	
वर्ष के दौरान कटौतियाँ Deductions during the year	—		—	
		1267,30,69		422,58,37
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	20098,96,75		3510,57,33	
वर्ष के दौरान परिवर्धन Additions during the year	560,16,95		16617,09,67	
वर्ष के दौरान कटौतियाँ Deductions during the year	1,21,18		28,70,25	
		20657,92,52		20098,96,75
IV. निवेश आरक्षितियाँ Investment Reserve				
अथशेष Opening Balance	62,17,87		—	
वर्ष के दौरान परिवर्धन Additions during the year	—		62,17,87	
वर्ष के दौरान कटौतियाँ Deductions during the year	62,17,87		—	
		—		62,17,87
V. राजस्व और अन्य आरक्षितियाँ* Revenue and Other Reserves*				
अथशेष Opening Balance	2419,83,14		6195,56,07	
वर्ष के दौरान परिवर्धन Additions during the year	674,47,13		300,00,00	
वर्ष के दौरान कटौतियाँ Deductions during the year	8,58,94		4075,72,93	
		3085,71,33		2419,83,14
VI. विदेशी मुद्रा रूपांतरण आरक्षिति Foreign currency Translation Reserve				
Opening Balance	179,18,14		268,60,35	
वर्ष के दौरान परिवर्धन Additions during the year	1395,66,15		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—		89,42,21	
		1574,84,29		179,18,14
VII. लाभ और हानि खाते का अतिशेष Balance of Profit and Loss Account		33,93		33,93
योग TOTAL		57312,81,62		48401,19,11

* इसमें (भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 36 के अंतर्गत रखे गए) एकीकरण और विकास निधि के रु. 5,00,00,000 (पिछले वर्ष 5,00,00,000) शामिल हैं।

* Includes Rs. 5,00,00,000 (previous year Rs. 5,00,00,000) of Integration and Development Fund (maintained under Section 36 of the State Bank of India Act, 1955)

अनुसूची 3 — जमाराशियाँ
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
			रु. Rs.	रु. Rs.
क. A.	I.	**माँग जमाराशियाँ** **Demand Deposits**		
		(i) बैंकों से From banks	10761,84,16	12313,40,67
		(ii) अन्य से From others	99991,73,42	85820,12,34
	II.	**बचत बैंक जमाराशियाँ** **Savings Bank Deposits**	198224,26,85	154229,28,65
	III.	**सावधि जमाराशियाँ** **Term Deposits**		
		(i) बैंकों से From banks	13657,16,00	7065,47,74
		(ii) अन्य से From others	419438,12,37	277975,64,69
		योग TOTAL	742073,12,80	537403,94,09
ख. B.		(i) भारत में शाखाओं की जमाराशियाँ Deposits of branches in India	710031,51,22	514676,06,76
		(ii) भारत के बाहर स्थित शाखाओं की जमाराशियाँ Deposits of branches outside India	32041,61,58	22727,87,33
		योग TOTAL	742073,12,80	537403,94,09

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
		रु. Rs.	रु. Rs.
I.	**भारत में उधार** **Borrowings in India**		
	(i) भारतीय रिज़र्व बैंक *Reserve Bank of India*	—	*1300,00,00*
	(ii) अन्य बैंक Other banks	919,94,60	7853,58,39
	(iii) अन्य संस्थाएँ और अभिकरण Other institutions and agencies	2758,35,89	3648,95,57
II.	**भारत के बाहर से उधार** **Borrowings outside India**	50035,37,72	38924,87,17
	योग TOTAL	53713,68,21	51727,41,13
	ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured borrowings included in I & II above	रु. Rs. 2871,60,35	रु. Rs. 4367,87,76

अनुसूची 5 — अन्य देयताएँ और प्रावधान
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
	रु. Rs.	रु. Rs.
I. संदेय बिल Bills payable	18929,87,60	19159,90,43
II. अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	5706,71,55	—
III. प्रोद्भूत - ब्याज Interest accrued	6918,15,56	5092,21,85
IV. आस्थगित कर देयताएँ (निवल) Deferred Tax Liabilities (net)	—	—
V. अन्य (इसमें प्रावधान सम्मिलित हैं) Others (including provisions) ... ... [रु. 27174.40 करोड़ के गौण ऋण (31.03.2008 को रु. 18781.84 करोड़) और रु. 3170.00 करोड़ के बेमीयादी बाण्ड (31.03.2008 को रु. 2507 करोड़)] [Includes sub-ordinated debts of Rs.27174.40 Crs. (Rs.18781.84 Crs. as on 31.03.2008) and perpetual bonds of Rs.3170.00 Crs. (Rs.2507 Crs. as on 31.03.2008)]	79142,82,71	59110,17,56
योग TOTAL	110697,57,42	83362,29,84

अनुसूची 6 — नकदी और भारतीय रिज़र्व बैंक में जमाराशियाँ
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
	रु. Rs.	रु. Rs.
I. हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	4295,51,58	3220,31,11
II. भारतीय रिज़र्व बैंक में जमाराशियाँ Balance with Reserve Bank of India		
(i) चालू खाते में In Current Account	51248,14,36	20900,60,36
(ii) अन्य खातों में In Other Accounts	2,51,33	27413,70,11
योग TOTAL	55546,17,27	51534,61,58

अनुसूची 7 — बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में जमाराशियाँ Balances with banks		
(क) चालू खातों में (a) In Current Accounts	926,20,81	1105,19,38
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	10688,99,53	2608,31,90
(ii) माँग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice		
(क) बैंकों में (a) With banks	13207,17,33	6759,00,00
(ख) अन्य संस्थाओं में (b) With other institutions	—	—
योग TOTAL	24822,37,67	10472,51,28
II. भारत के बाहर Outside India		
(i) चालू खातों में In Current Accounts	13656,54,41	1252,31,93
(ii) अन्य जमा खातों में In Other Deposit Accounts	1326,93,90	749,15,34
(iii) मांग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice	9051,76,61	3457,73,37
योग TOTAL	24035,24,92	5459,20,64
कुल योग GRAND TOTAL	48857,62,59	15931,71,92

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in:		
(i) सरकारी प्रतिभूतियाँ Government Securities	226217,47,04	140734,03,68
(ii) अन्य अनुमोदित प्रतिभूतियाँ Other approved securities	1892,68,08	2738,25,17
(iii) शेयर Shares	4590,41,76	4502,53,72
(iv) डिबेंचर और बांड Debentures and Bonds	14888,97,79	17628,77,57
(v) अनुषंगियाँ और/अथवा सह-उद्यम Subsidiaries and/or joint ventures	3617,01,17	3766,46,03
(vi) अन्य (यूनिटें / वाणिज्यिक पत्र आदि) Others (Units / Commercial Papers etc.)	18264,51,76	14960,04,07
योग TOTAL	269471,07,60	184330,10,24
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government securities (including local authorities)	742,59,28	394,23,41
(ii) विदेशों में समनुषंगी और/अथवा सह-उद्यम Subsidiaries and/or joint ventures abroad	1255,45,95	613,80,25
(iii) अन्य विनिधान (शेयर, डिबेंचर आदि) Other investments (Shares, Debentures etc.)	4484,82,86	4163,13,19
योग TOTAL	6482,88,09	5171,16,85
कुल योग GRAND TOTAL (I & II)	275953,95,69	189501,27,09
III. भारत मे विनिधान Investments in India		
(i) विनिधानों का सकल मान Gross Value of Investments	270886,39,44	185278,42,52
(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provisions/Depreciation	1415,31,84	948,32,28
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above) ... ... योग TOTAL	269471,07,60	184330,10,24
IV. भारत के बाहर विनिधान Investments outside India		
(i) विनिधानों का सकल मान Gross Value of Investments	6795,19,57	5204,26,52
(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provisions/Depreciation	312,31,48	33,09,67
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above) ... ... योग TOTAL	6482,88,09	5171,16,85
कुल योग GRAND TOTAL (III & IV)	275953,95,69	189501,27,09

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
		रु. Rs.	रु. Rs.
क. A.	(i) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	47183,96,60	36733,49,02
	(ii) कैश क्रेडिट, ओवरड्राफ्ट और माँग पर प्रतिसंदेय उधार Cash credits, overdrafts and loans repayable on demand ...	223679,92,68	151999,99,96
	(iii) सावधि उधार Term loans	271639,31,14	228034,70,64
	योग TOTAL	542503,20,42	416768,19,62
ख. B.	(i) मूर्त आस्तियों द्वारा प्रतिभूत (बही ऋणों पर अग्रिम सम्मिलित हैं) Secured by tangible assets (includes advances against Book Debt)	350026,92,43	284231,06,15
	(ii) बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank/Government Guarantees	78601,23,99	20244,75,74
	(iii) अप्रतिभूत Unsecured	113875,04,00	112292,37,73
	योग TOTAL	542503,20,42	416768,19,62
ग. C.	(I) भारत में अग्रिम Advances in India		
	(i) प्राथमिकताप्राप्त क्षेत्र Priority Sector	143637,56,31	119230,51,18
	(ii) सार्वजनिक क्षेत्र Public Sector	36241,55,02	23025,00,32
	(iii) बैंक Banks	334,21,74	77,66,24
	(iv) अन्य Others	276502,90,85	218295,16,99
	योग TOTAL	456716,23,92	360628,34,73
	(II) भारत के बाहर अग्रिम Advances outside India		
	(i) बैंकों से शोध्य Due from banks	4411,79,75	2135,16,19
	(ii) अन्यों से शोध्य Due from others		
	(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	29308,58,76	15543,40,45
	(ख) अभिषद उधार (b) Syndicated loans	27094,47,16	19856,62,20
	(ग) अन्य (c) Others	24972,10,83	18604,66,05
	योग TOTAL	85786,96,50	56139,84,89
	(C-I & C-II) कुल योग GRAND TOTAL	542503,20,42	416768,19,62

अनुसूची 10 — अचल आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)		31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)	
		रु. Rs.		रु. Rs.
I. क. परिसर A. **Premises**				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1488,44,58		1448,62,77	
वर्ष के दौरान परिवर्धन Additions during the year	104,07,47		40,20,10	
वर्ष के दौरान कटौतियाँ Deductions during the year	1,48,03		38,29	
अद्यतन मूल्यह्रास Depreciation to date	637,90,51	953,13,51	557,30,25	931,14,33
ख. निर्माणाधीन परिसर (इनमें अन्य अचल आस्तियां सम्मिलित हैं) B. Premises including other Fixed Assets under Construction		263,43,74		234,25,82
II. अन्य अचल आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	6561,73,29		5493,19,27	
वर्ष के दौरान परिवर्धन Additions during the year	1345,72,26		1145,34,90	
वर्ष के दौरान कटौतियाँ Deductions during the year	20,92,03		76,80,88	
अद्यतन मूल्यह्रास Depreciation to date	5271,32,20		4397,99,28	
		2615,21,32		2163,74,01
III. पट्टाकृत आस्तियाँ Leased Assets				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	938,16,91		1120,10,41	
वर्ष के दौरान परिवर्धन Additions during the year including adjustments	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	12,68,65		181,93,50	
अद्यतन मूल्यह्रास प्रावधानों सहित Depreciation to date *including provision*	921,77,85		888,54,10	
	3,70,41		49,62,81	
घटाएँ : पट्टा समायोजन और प्रावधान Less : Lease Adjustment and Provisions ...	(2,35,74)	6,06,15	5,28,88	44,33,93
योग TOTAL (I, II & III)		3837,84,72		3373,48,09

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
	रु. Rs.	रु. Rs.
(i) अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	—	11340,53,28
(ii) प्रोद्‌भूत ब्याज Interest accrued	6729,50,51	6298,14,48
(iii) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	3642,81,18	2477,86,74
(iv) आस्थगित कर आस्तियाँ (निवल) Deferred Tax Assets (Net)	1026,88,68	42,04,56
(v) लेखन सामग्री और स्टांप Stationery and stamps	95,65,85	95,60,12
(vi) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	35,18	34,91
(vii) अन्य Others	26238,05,98	24162,48,82
योग TOTAL	37733,27,38	44417,02,91

अनुसूची 12 — समाश्रित देयताएँ
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
	रु. Rs.	रु. Rs.
I. बैंक के विरुद्ध दावे जिन्हें ऋण के रूप में स्वीकार नहीं किया गया है Claims against the bank not acknowledged as debts	2191,81,62	799,73,02
II. अंशत: संदत्त विनिधानों के लिए देयता Liability for partly paid investments	2,80,00	2,80,00
III. बकाया वायदा विनिमय संविदाओं की बाबत देयता Liability on account of outstanding forward exchange contracts	289429,24,01	310457,51,74
IV. संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	46544,40,41	35159,13,45
(ख) भारत के बाहर (b) Outside India	26417,29,03	14503,88,10
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	109093,49,09	74706,09,41
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी है Other items for which the bank is contingently liable	250020,71,54	375167,32,35
योग TOTAL	723699,75,70	810796,48,07

भारतीय स्टेट बैंक का 31 मार्च 2009 को समाप्त वर्ष के लिए लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT OF STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH 2009

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2009 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2009 (Current year)	31.3.2008 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2008 (Previous year)
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	63788,43,38	48950,30,71
अन्य आय Other Income	14	12690,78,90	8694,92,84
	योग TOTAL	76479,22,28	57645,23,55
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	42915,29,37	31929,07,69
परिचालन व्यय Operating expenses	16	15648,70,44	12608,60,60
प्रावधान और आकस्मिक व्यय Provisions and contingencies		8793,99,82	6378,42,79
	योग TOTAL	67357,99,63	50916,11,08
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		9121,22,65	6729,12,47
अग्रानीत लाभ Profit brought forward		33,93	33,93
सामान्य आरक्षितियों से अंतरण Transfer from General Reserve		—	9,37
	योग TOTAL	9121,56,58	6729,55,77
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to statutory reserves		5291,79,28	4839,07,23
विनिधान आरक्षितियों में अंतरण Transfer to Investment reserves		—	62,17,87
पूंजी आरक्षिति में अंतरण Transfer to Capital Reserve		826,55,32	4,43,98
राजस्व एवं अन्य आरक्षितियों में अंतरण Transfer to Revenue reserve and other reserve		306,89,30	300,00,00
लाभांश Dividend		1841,15,26	1357,66,13
लाभांश पर कर Tax on dividend		248,03,47	165,86,63
स्टेट बैंक ऑफ सौराष्ट्र से हानि Loss from State Bank Of Saurashtra		606,80,02	—
शेष राशि जो आगे तुलन-पत्र में ले जाई गई है Balance carried over to Balance Sheet		33,93	33,93
	योग TOTAL	9121,56,58	6729,55,77
प्रति शेयर मूल करने योग्य आय Basic Earnings per Share		रु. Rs. 143.77	रु. Rs. 126.62
प्रति शेयर न्यूनीकृत आय Diluted Earnings per Share		रु. Rs. 143.77	रु. Rs. 126.50
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes to Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2009 (Current year)	31.3.2008 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2008 (Previous year)
		रु. Rs.	रु. Rs.
I.	अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	46404,71,49	35228,11,19
II.	विनिधानों पर आय Income on investments	15574,11,51	11944,16,36
III.	भारतीय रिज़र्व बैंक में जमाराशियों और अन्य अंतर-बैंक निधियों पर ब्याज *Interest on balances with Reserve Bank of India* and other inter-bank funds	1474,37,74	1200,07,40
IV.	अन्य Others	335,22,64	577,95,76
	योग TOTAL	63788,43,38	48950,30,71

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2009 (Current year)	31.3.2008 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2008 (Previous year)
		रु. Rs.	रु. Rs.
I.	कमीशन, विनिमय और दलाली Commission, exchange and brokerage	7617,23,54	5914,25,45
II.	विनिधानों के विक्रय पर लाभ (हानि) (निवल) Profit on sale of investments (Net)	2567,29,02	1649,83,91
III.	विनिधानों के पुनर्मूल्यांकन पर लाभ (हानि) Profit on revaluation of investments (Net)	(56,50)	(703,50,07)
IV.	पट्टाकृत आस्तियों सहित भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets including leased assets (Net)	(2,95,42)	11,04,09
V.	विनिमय लेनदेन पर लाभ Profit on exchange transactions (Net)	1179,24,92	692,69,81
VI.	विदेश/भारत में स्थापित समनुषंगियों/कंपनियों और/या संयुक्त उद्यमों से लाभांशों आदि के रूप में अर्जित आय Income earned by way of dividends, etc., from subsidiaries/ companies and/or joint ventures abroad/in India	409,60,28	197,40,55
VII.	वित्तीय - पट्टा आय Income from financial lease	26,67,00	31,86,36
VIII.	प्रकीर्ण आय Miscellaneous Income	894,26,06	901,32,74
	योग TOTAL	12690,78,90	8694,92,84

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2009 (Current year)	31.3.2008 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2008 (Previous year)
		रु. Rs	रु. Rs.
I.	जमाराशियों पर ब्याज Interest on deposits	37936,84,73	27072,58,10
II.	भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	2555,01,04	2938,43,98
III.	अन्य Others	2423,43,60	1918,05,61
	योग TOTAL	42915,29,37	31929,07,69

अनुसूची 16 — परिचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2009 (Current year)	31.3.2008 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2008 (Previous year)
		रु. Rs.	रु. Rs.
I.	कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	9747,31,23	7785,86,94
II.	भाटक, कर और रोशनी Rent, taxes and lighting	1295,13,73	993,41,81
III.	मुद्रण और लेखन-सामग्री Printing and stationery	232,82,08	188,87,76
IV.	विज्ञापन और प्रचार Advertisement and publicity	251,22,95	173,23,16
V.	(क) बैंक की संपत्ति पर मूल्यह्रास (पट्टाकृत आस्तियों के अतिरिक्त) (a) Depreciation on bank's property (Other than Leased Assets) ...	739,12,43	651,04,24
	(ख) पट्टाकृत आस्तियों पर मूल्यह्रास (b) Depreciation on Leased Assets	24,01,69	28,93,67
VI.	निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	99,81	1,23,20
VII.	लेखा-परीक्षकों की फीस और व्यय (शाखा लेखा-परीक्षकों सहित) Auditors' fees and expenses (including branch auditors)	103,69,68	97,34,58
VIII.	विधि प्रभार Law charges	74,61,19	60,45,14
IX.	डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones etc.	279,73,25	216,57,72
X.	मरम्मत और अनुरक्षण Repairs and maintenance	160,58,83	235,82,73
XI.	बीमा Insurance	529,01,89	415,84,36
XII.	अन्य व्यय Other expenditure	2210,41,68	1759,95,29
	योग TOTAL	15648,70,44	12608,60,60

अनुसूची 17

प्रमुख लेखा नीतियाँ

क. तैयार करने का आधार

संलग्न वित्तीय विवरण अवधिगत लागत आधार पर, डेरीवेटिव्स और विदेशी मुद्रा लेन-देनों के लिए यथा आशोधित, जैसा कि नीचे भाग 'ग' में वर्णित है, तैयार किए गए हैं. वे भारत में सामान्यत: स्वीकृत लेखा-सिद्धांतों (जीएएपी) के अनुरूप हैं एवं जिनमें सांविधिक प्रावधान, विनियामक प्राधिकरणों/भारतीय रिज़र्व बैंक (आरबीआई) के दिशा-निर्देश, भारतीय सनदी लेखाकार संस्थान (आईसीएआई) द्वारा जारी लेखा-मानक/मार्गदर्शी टिप्पणियाँ और भारत में बैंकिंग उद्योग में प्रचलित प्रथाएँ शामिल होती हैं.

ख. प्राक्कलनों का प्रयोग

वित्तीय विवरणों को तैयार करने में प्रबंधन को, वित्तीय विवरणों की तिथि को - आस्तियों और देयताओं, (इसमें आकस्मिक देयताएँ सम्मिलित हैं) की सूचित राशि तथा सूचना अवधि के दौरान सूचित आय एवं व्यय में प्रतिफलित प्राक्कलन और पूर्वानुमान करने की आवश्यकता होती है. प्रबंधन का यह मानना है कि वित्तीय विवरणों को तैयार करने में प्रयुक्त प्राक्कलन यथोचित एवं पर्याप्त हैं. भावी परिणाम इन प्राक्कलनों से अलग हो सकते हैं. लेखा प्राक्कलनों में किसी संशोधन का वर्तमान और भविष्यगत अवधि के लिए भविष्यलक्षी प्रभाव से अभिज्ञान किया गया है.

ग. प्रमुख लेखा नीतियाँ

1. आय निर्धारण

1.1 निम्नांकित को छोड़कर आय और व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है. बैंक के विदेश स्थित कार्यालयों के संबंध में आय का अभिज्ञान उस देश के स्थानीय कानून के अनुसार किया गया है जिस देश में वह कार्यालय स्थित है.

1.2 ब्याज आय का लाभ और हानि खाते में प्रोद्भूत आधार पर निर्धारण (i) अग्रिमों, पट्टों और विनिधानों से समाविष्ट अनर्जक आस्तियों से आय, जिसका निर्धारण भारतीय रिज़र्व बैंक / संबंधित देश के विनियामकों (इसके पश्चात् सामूहिक रूप से विनियामक प्राधिकारी कहा गया है) द्वारा निर्धारित विवेकपूर्ण मानदंडों के अनुसार वसूली आधार पर किया जाता है, (ii) विनिधानों की आवेदन-राशि पर ब्याज (iii) विनिधानों तथा बट्टाकृत बिलों पर अतिदेय ब्याज के अलावा किया गया है, (iv) रुपया डेरीवेटिव्स पर आय को 'ट्रेडिंग' नाम दिया गया है.

1.3 विनिधानों की बिक्री पर होने वाले लाभ / हानि को 'विनिधान की बिक्री पर लाभ/हानि' खाते में जमा/नामे किया गया है और उसके पश्चात् 'परिपक्वता के लिए रखे गए' श्रेणी के विनिधानों की बिक्री पर होने वाले लाभ का (प्रयोज्य करों और सांविधिक आरक्षिति अपेक्षाओं को घटाने के बाद) पूंजी आरक्षिति में विनियोग किया गया है.

1.4 वित्त पट्टों से हुई आय का परिकलन प्राथमिक पट्टा अवधि से अधिक अवधि के पट्टे पर बकाया निवल विनिधान के पट्टे में अन्तर्निहित ब्याज दर का उपयोग करके किया गया है. 1 अप्रैल, 2001 से प्रभावी पट्टों को पट्टे में निवल विनिधान के समान राशि के अग्रिम के रूप में लेखे में लिया गया है. पट्टा किरायों का मूल राशि और वित्त आय में प्रभाजन वित्त पट्टों से सम्बद्ध बकाया निवल प्रावधानों के नियत आवधिक प्रतिफल के परावर्ती स्वरूप के आधार पर किया गया है. मूल राशि का उपयोग पट्टे में निवल विनिधान राशि को घटाने के लिए किया गया है और वित्त आय को ब्याज आय के रूप में रिपोर्ट किया गया है.

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), accounting standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the practices prevalent in the banking industry in India.

B. Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of banks' foreign offices, income is recognised as per the local laws of the country in which the respective foreign office is located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading"

1.3 Profit or Loss on sale of investments is credited / debited to Profit and Loss Account (Sale of Investments). Profit on sale of investments in the 'Held to Maturity' category shall be appropriated net of applicable taxes to 'Capital Reserve Account'. Loss on sale will be recognised in the Profit and Loss Account.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 'परिपक्वता के लिए रखे गए' श्रेणी में विनिधान पर आय (ब्याज को छोड़कर) को अंकित मूल्य की तुलना में बट्टाकृत मूल्य पर निम्नवत अभिज्ञान में लिया गया है :

क) ब्याज-प्राप्त करने वाली प्रतिभूतियों के संदर्भ में इसे बिक्री / शोधन के समय अभिज्ञान में लिया गया है.

ख) शून्य-कूपन प्रतिभूतियों पर, इसे प्रतिभूति की शेष अवधि के लिए नियत आय आधार पर लेखे में लिया गया है.

1.6 जहाँ लाभांश प्राप्त करने का अधिकार सिद्ध होता है वहाँ लाभांश को प्रोद्भवन आधार पर लेखे में लिया गया है.

1.7 (i) आस्थगित भुगतान गारंटियों पर गारंटी कमीशन का आकलन गारंटी की पूरी अवधि के लिए किया गया है और (ii) सरकारी व्यवसाय पर कमीशन का निर्धारण प्रोद्भवन आधार पर किया गया है, इन दोनों को छोड़कर अन्य सभी कमीशन और शुल्क - आय का निर्धारण वसूली के बाद किया गया है.

2 विनिधान

विनिधानों को वर्तमान विनियामक दिशा-निर्देशों के अनुसार लेखे में लिया गया है. बैंक अपने विनिधानों को लेखे में लेने के लिए व्यवसाय - तिथि पद्धति अपनाता है.

2.1 वर्गीकरण

विनिधानों का 3 श्रेणियों अर्थात् 'परिपक्वता के लिए रखे गए', 'विक्रय के लिए उपलब्ध' और 'व्यवसाय के लिए रखे गए' श्रेणियों (इसके पश्चात् इन्हें श्रेणियाँ कहा गया है) में वर्गीकरण किया गया है. इन श्रेणियों में प्रत्येक श्रेणी के अन्तर्गत विनिधानों को पुन: निम्नानुसार छह समूहों में वर्गीकृत किया गया है :

i. सरकारी प्रतिभूतियाँ,
ii. अन्य अनुमोदित प्रतिभूतियाँ,
iii. शेयर,
iv. डिबेंचर और बांड,
v. अनुषंगी/संयुक्त उद्यम तथा
vi. अन्य

2.2 वर्गीकरण का आधार :

i. उन विनिधानों को 'परिपक्वता के लिए रखे गए' श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें बैंक द्वारा परिपक्वता तक रखा जाता है.

ii. उन विनिधानों को 'व्यवसाय के लिए रखे गए' श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें क्रय तिथि से 90 दिनों के भीतर सिद्धांतत: पुनर्विक्रय हेतु रखा जाता है.

iii. जिन विनिधानों को उपर्युक्त दो श्रेणियों में वर्गीकृत नहीं किया गया है, उन्हें 'विक्रय के लिए उपलब्ध' श्रेणी के रूप में वर्गीकृत किया गया है.

iv. किसी विनिधान को इसके क्रय के समय 'परिपक्वता के लिए रखे गए', 'विक्रय के लिए उपलब्ध' या 'व्यवसाय के लिए रखे गए' श्रेणियों में वर्गीकृत किया गया है और उसके पश्चात् श्रेणियों में परस्पर परिवर्तन विनियामक दिशा-निर्देशों के अनुरूप किया गया है.

v. अनुषंगियों, संयुक्त उद्यमों और सहयोगियों में किए गए विनिधानों को 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है.

2.3 मूल्यन :

i. किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में;

(क) अभिदानों पर प्राप्त दलाली/कमीशन/प्रतिभूति लेन-देन कर को लागत में से घटा दिया गया है.

(ख) विनिधानों के अभिग्रहण के संबंध में प्रदत्त दलाली, कमीशन आदि का उसी समय व्यय कर दिया गया है और इन्हें लागत में शामिल नहीं किया गया है.

(ग) ऋण लिखतों पर खंडित अवधि के लिए प्रदत्त/प्राप्त ब्याज को ब्याज व्यय / आय माना गया है और इन्हें लागत / विक्रय-प्रतिफल में शामिल नहीं किया गया है.

(घ) लागत का निर्धारण भारित औसत लागत प्रणाली के अनुसार किया गया है.

(ङ) उपरोक्त तीन श्रेणियों में प्रतिभूति के अंतरण को अंतरण की तिथि पर न्यूनतम अभिग्रहण लागत/बही मूल्य/बाजार मूल्य के अनुसार लेखे

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

a) On Interest bearing securities, it is recognised only at the time of sale/ redemption.

b) On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 Classification

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,
ii. Other Approved Securities,
iii. Shares,
iv. Debentures and Bonds,
v. Subsidiaries/Joint ventures and
vi. Others.

2.2 Basis of classification:

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

v. Investments in subsidiaries, joint ventures and associates are classified under as Held to Maturity.

2.3 Valuation:

i. In determining the acquisition cost of an investment:

(a) Brokerage/commission/securities transaction tax received on subscriptions is reduced from the cost.

(b) Brokerage, commission, etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

(c) Broken period interest paid / received on debt instruments is treated as interest expense/income and is excluded from cost/sale consideration.

(d) Cost is determined on the weighted average cost method.

(e) The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer,

में लिया गया है, और ऐसे अंतरण पर हुए मूल्यहास, यदि हो तो, का पूर्णतया प्रावधान किया गया है.

ii. ट्रेजरी बिलों और वाणिज्यिक पत्रों का मूल्यन अग्रानीत व्यय आधार पर किया गया है.

iii. **'परिपक्वता के लिए रखे गए' श्रेणी :** 'परिपक्वता के लिए रखे गए' प्रत्येक स्क्रिप को अभिग्रहण लागत पर लेखे में लिया गया है और यदि उसे अंकित मूल्य पर अभिगृहीत किया गया है तो उसे परिशोधित लागत पर लेखे में लिया गया है. किसी अभिगृहीत प्रीमियम को नियत आय आधार पर प्रतिभूति की बची हुई परिपक्वता अवधि में परिशोधित किया गया है. ऐसे प्रीमियम के परिशोधन को 'विनिधानों पर ब्याज' शीर्ष के अन्तर्गत आय के सापेक्ष समायोजित किया गया है. अस्थायी के अतिरिक्त ह्रास के लिए प्रावधान किया गया है. क्षेत्रीय ग्रामीण बैंकों को छोड़कर अनुषंगियों, संयुक्त उद्यमों और सहयोगियों (देश और विदेश दोनों) में विनिधान को अवधिगत लागत आधार पर मूल्यांकित किया गया है. क्षेत्रीय ग्रामीण बैंकों में विनिधान को अग्रानीत लागत (अर्थात् बही मूल्य) पर मूल्यांकित किया गया है.

iv. **'विक्रय के लिए उपलब्ध' तथा 'व्यवसाय के लिए रखे गए' श्रेणियाँ :** उपरोक्त दोनों श्रेणियों के प्रत्येक स्क्रिप का पुनर्मूल्यन **विनियामक दिशा-निर्देशों के अनुसार निर्धारित** बाजार मूल्य या उचित मूल्य के अनुसार किया गया है और प्रत्येक श्रेणी से सम्बद्ध प्रत्येक समूह के सिर्फ निवल मूल्यहास का प्रावधान किया गया है और निवल मूल्यवृद्धि को लेखे में नहीं लिया गया है. मूल्यहास का प्रावधान होने पर प्रत्येक प्रतिभूति का बही मूल्य बाजार के बही - मूल्य के अनुसार अंकन के पश्चात् अपरिवर्तित रहा है.

v. आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का मूल्यन गैर-सांविधिक चलनिधि अनुपात (नॉन-एसएलआर) लिखतों पर लागू दिशा-निर्देशों के अनुसार किया गया है. तदनुसार, जिन मामलों में आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का परिशोधन तत्सम्बद्ध योजना के लिखतों के लिए आबंटित वित्तीय आस्तियों की वास्तविक वसूली के अनुसार किया गया है, उन मामलों में निवल आस्ति मूल्य, आस्ति पुनर्निर्माण कंपनी से प्राप्त, की गणना ऐसे विनिधानों के मूल्यन के लिए की गई है.

vi देशी कार्यालयों के संबंध में भारतीय रिज़र्व बैंक के तथा विदेश स्थित कार्यालयों के संबंध में उस देश के विनियामकों के दिशा-निर्देशों के आधार पर विनिधानों को अर्जक और अनर्जक श्रेणियों में विभाजित किया गया है. देशी कार्यालयों के विनिधान निम्नलिखित स्थितियों में अनर्जक हो जाते हैं :

क) ब्याज/किस्त (परिपक्वता राशि सहित) देय है और 90 दिनों से अधिक अवधि के लिए बकाया है.

ख) इक्विटी शेयरों के संबंध में, जहाँ अद्यतन तुलनपत्र की अनुपलब्धता के कारण शेयरों को रु. 1/- प्रति कंपनी मूल्य प्रदान किया गया है - ऐसे इक्विटी शेयरों को अनर्जक विनिधान माना जाएगा.

ग) यदि जारीकर्ता द्वारा ली गई कोई ऋण-सुविधा बैंक-बही में अनर्जक आस्ति हो गई है - ऐसी स्थिति में उसी जारीकर्ता द्वारा जारी किसी भी प्रतिभूति में विनिधान को और जारीकर्ता द्वारा विनिधान को अनर्जक विनिधान माना जाएगा.

घ) उपर्युक्त, आवश्यक परिवर्तनों के साथ उन प्रिफरेन्स शेयरों पर भी लागू होगा जहाँ निर्धारित लाभांश का भुगतान नहीं किया गया है.

and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost**.

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in subsidiaries, joint ventures and associates (both in India and abroad) are valued at historical cost except for investments in Regional Rural Banks, which are valued at carrying cost (i.e book value).

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value **determined as per Regulatory guidelines**, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign offices. Investments of domestic offices become non performing where:

a) Interest/installment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b) In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c) If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d) The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

ङ) ऐसे डिबेंचरों / बांडों में विनिधान जो अग्रिम की प्रकृति के माने गए हैं, उन पर अनर्जक विनिधान के वही मानदंड लगेंगे जो विनिधानों पर लागू होते हैं.

च) विदेश स्थित कार्यालयों के अनर्जक विनिधानों के संबंध में प्रावधान-स्थानीय विनियमों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है.

vii. रिपो तथा प्रत्यावर्तित रिपो लेनदेन [भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन लेनदेन के अलावा] को लेखे में लेने के लिए बैंक ने भारतीय रिज़र्व बैंक द्वारा निर्धारित 'समान लेखा प्रक्रिया' को अपनाया है. तदनुसार, रिपो/प्रत्यावर्तित रिपो के अधीन विक्रय/क्रय की गई प्रतिभूतियों को एकमुश्त विक्रय / क्रय माना गया है और उन्हें रिपो/प्रत्यावर्तित रिपो खातों में शामिल किया गया है तथा इन प्रविष्टियों का परिपक्वता तिथि को प्रत्यावर्तन किया गया है. लागत एवं आय को यथास्थिति ब्याज व्यय/आय के रूप में लेखे में लिया गया है. रिपो/प्रत्यावर्तित रिपो खाते की शेष राशि का समायोजन विनिधान खाते की शेष राशि के सापेक्ष किया गया है.

viii. भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन क्रय / विक्रय की गई प्रतिभूतियों को विनिधान खाते में नामे/जमा किया गया है और उनको लेनदेन की परिपक्वता की तिथि पर प्रत्यावर्तित किया गया है. उन पर व्यय / अर्जित ब्याज को व्यय/आय के रूप में लेखे में लिया गया है.

3 ऋण/अग्रिम और उन पर प्रावधान

3.1 ऋणों और अग्रिमों का वर्गीकरण भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों के आधार पर अर्जक और अनर्जक ऋणों और अग्रिमों के रूप में किया गया है. ऋण आस्तियाँ उन मामलों में अनर्जक बन जाती हैं, जहाँ:

i. सावधि ऋण के संबंध में, ब्याज और/अथवा मूलधन की किस्त 90 दिनों से अधिक अवधि के लिए अतिदेय रहती है;

ii. ओवरड्राफ्ट या नकद-ऋण अग्रिम के संबंध में खाता 'असंगत' ('आउट ऑफ आर्डर') रहता है, अर्थात् यदि बकाया शेषराशि निरन्तर 90 दिनों की अवधि के लिए संस्वीकृत सीमा /आहरण अधिकार से अधिक हो जाती है, या कोई भी राशि तुलनपत्र की तिथि को निरन्तर 90 दिनों के लिए जमा नहीं है अथवा ये जमाराशियाँ उसी अवधि के दौरान देय ब्याज का भुगतान करने के लिए अपर्याप्त हैं;

iii. क्रय किए गए/बट्टाकृत बिलों के संबंध में, बिल 90 दिनों की अवधि से अधिक अतिदेय रहते हैं;

iv. अल्पावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन की किस्त या ब्याज 2 फसल-ऋतुओं के लिए अतिदेय रहते हैं;

v. दीर्घावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन या ब्याज एक फसल -ऋतु के लिए अतिदेय रहते हैं.

3.2 अनर्जक अग्रिमों को भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित मानदंडों के आधार पर अव-मानक, संदिग्ध और हानिप्रद आस्तियों में वर्गीकृत किया गया है:

i. अव-मानक : कोई ऋण आस्ति, जो 12 महीनों या उससे कम अवधि के लिए अनर्जक रह गई है.

ii. संदिग्ध : कोई ऋण आस्ति, जो 12 महीनों की अवधि के लिए अव-मानक वर्ग में रह गई है.

iii. हानिप्रद : कोई ऋण आस्ति, जिसमें हानि का अभिज्ञान हो गया है किन्तु उस राशि को पूर्णतया बट्टे खाते में नहीं डाला गया है.

e) The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f) In respect of foreign offices, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/ purchased under Repo/Reverse Repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/ drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 अनर्जक आस्तियों के लिए प्रावधान विनियामक प्राधिकरणों द्वारा निर्धारित वर्तमान दिशा -निर्देशों के अनुसार किए गए हैं और ये भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित न्यूनतम प्रावधान मानदंड के अधीन किए गए हैं :

अव-मानक आस्तियाँ :
- i. 10% का सामान्य प्रावधान
- ii. ऋण जोखिमों, जो प्रारंभ से ही अप्रतिभूत हैं, के लिए 10% का अतिरिक्त प्रावधान (जहाँ प्रतिभूति का वसूली - मूल्य प्रारंभ से ही 10% से अधिक नहीं है)

संदिग्ध आस्तियाँ :

- प्रतिभूत भाग :
- i. एक वर्ष तक - 20%
- ii. एक से तीन वर्ष तक - 30%
- iii. तीन वर्ष से अधिक - 100%

- अप्रतिभूत भाग 100%

हानिप्रद आस्तियाँ : 100%

3.4 विदेश स्थित कार्यालयों के अनर्जक अग्रिमों के संबंध में प्रावधान-स्थानीय विनियमों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है.

3.5 अनर्जक आस्तियों के विक्रय को भारतीय रिज़र्व बैंक द्वारा निर्धारित दिशा-निर्देशों के अनुसार लेखे में लिया गया है, जिसमें किसी घाटे (जहाँ विक्रय मूल्य निवल बही मूल्य से कम है) के लिए प्रावधान किया जाना आवश्यक है, जबकि अधिशेष को (जहाँ विक्रय मूल्य निवल बही मूल्य से ज्यादा है) को शामिल नहीं किया गया है. निवल बही मूल्य रखे गए विशिष्ट प्रावधान तथा भारतीय निर्यात ऋण गारंटी निगम (ईसीजीसी) के प्राप्त दावों में से घटाने पर बकाया है.

3.6 अग्रिमों में से विशिष्ट ऋण पर किए गए हानिप्रद प्रावधानों, अप्राप्त ब्याज, भारतीय निर्यात ऋण गारंटी निगम (ईसीजीसी) के प्राप्त दावों और बट्टाकृत बिलों को घटा दिया गया है.

3.7 पुनर्संरचनागत / पुन: निर्धारित आस्तियों के लिए प्रावधान भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों के अनुसार किए गए हैं, जिसके अनुरूप मूल ऋण करार के अनुसार भविष्यगत बकाया ब्याज के वर्तमान मूल्य की पुनर्संरचित पैकेज के अंतर्गत सम्भावित ब्याज - आय से तुलना करने के बाद उक्त राशि की अनर्जक आस्तियों के लिए किए गए प्रावधान के अतिरिक्त प्रावधान किया जाएगा. उपरोक्त आस्तियों से उद्भूत उत्सर्जित ब्याज के प्रावधान को अग्रिम से घटाया गया है और इसे तुलनपत्र के 'अन्य देयताएँ -अन्य' शीर्ष के अंतर्गत शामिल किया गया है.

3.8 अनर्जक आस्तियों के रूप में वर्गीकृत ऋण खातों के मामले में, विनियामकों द्वारा निर्धारित दिशा-निर्देशों के अनुरूप होने पर ही किसी खाते को अर्जक खाते के रूप में पुनर्वर्गीकृत किया जा सकता है.

3.9 पूर्ववर्ती वर्षो में बट्टे खाते में डाले गए ऋणों के सापेक्ष वसूली गई राशि का निर्धारण आय के रूप में किया गया है.

3.10 पिछले वर्ष अग्रिमों के संदर्भ में रेखांकित किए गए ऐसे गैर-वसूलीकृत ब्याज जो चालू वर्ष के दौरान अनर्जक हो गए हैं, उनके लिए प्रावधान किया गया है.

3.11 अनर्जक आस्तियों पर विशिष्ट प्रावधान के अतिरिक्त, भारतीय रिज़र्व बैंक द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार मानक आस्तियों के लिए सामान्य प्रावधान भी किए गए हैं. निवल अनर्जक आस्तियों की स्थिति की जानकारी के लिए मानक आस्तियों पर प्रावधानों को स्थिति में शामिल नहीं किया गया है. ये प्रावधान तुलनपत्र की अनुसूची 5 के 'अन्य देयताएँ और प्रावधान - अन्य' शीर्ष के अन्तर्गत प्रदर्शित हैं.

4. अस्थायी प्रावधान

भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार, बैंक में अग्रिमों, विनिधानों तथा सामान्य प्रयोजनों के लिए पृथक् रूप से अस्थायी प्रावधानों के सृजन एवं उपयोग हेतु अनुमोदित नीति है. सृजन किए जाने वाले इन अस्थायी प्रावधानों की मात्रा का निर्धारण प्रत्येक वित्त वर्ष के अंत में किया जाएगा. इन अस्थायी प्रावधानों

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets:
- i. A general provision of 10%
- ii. Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)

Doubtful Assets:

– Secured portion:
- i. Upto one year – 20%
- ii. One to three years – 30%
- iii. More than three years – 100%

– Unsecured portion 100%

Loss Assets : 100%

3.4 In respect of foreign offices, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstandings as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice, arising out of the above, is reduced from advances.

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. *Floating Provisions*

In accordance with the Reserve Bank of India guidelines, the bank has an approved policy for creation and utilisation of floating provisions separately for advances, investments and general purpose. The quantum of floating provisions to be created would be assessed at the end of each financial year. The floating provisions would be utilised

का उपयोग भारतीय रिज़र्व बैंक की पूर्व अनुमति से नीति में निर्धारित असाधारण परिस्थितियों के अधीन सिर्फ आकस्मिकताओं के लिए ही किया जाएगा.

5. देशवार ऋण-जोखिम के लिए प्रावधान

आस्ति वर्गीकरण की स्थिति के अनुरूप किए गए विशिष्ट प्रावधानों के अतिरिक्त पृथक् देशवार ऋण जोखिम (निजी देश के अलावा) के लिए प्रावधान किए गए हैं. इन देशों का वर्गीकरण सात जोखिम श्रेणियों यथा नगण्य, कम, सामान्य, अधिक, अत्यधिक, प्रतिबंधित एवं ऋण में शामिल न होने वाले वर्गों में किया गया है, तथा यह प्रावधान भारतीय रिज़र्व बैंक के वर्तमान दिशा-निर्देशों के अनुसार किया गया है. यदि प्रत्येक देश से संबंधित बैंक का देशवार ऋण जोखिम (निवल) कुल निधिक आस्तियों के 1% से अधिक नहीं होता है तो ऐसे देशवार ऋण जोखिम पर कोई प्रावधान नहीं रखा जाता है. यह प्रावधान तुलनपत्र की अनुसूची 5 के 'अन्य देयताएं और प्रावधान - अन्य' शीर्ष के अंतर्गत दर्शाया गया है.

6. डेरीवेटिव्स :

6.1 बैंक तुलनपत्र की/ तुलनपत्र इतर आस्तियों और देयताओं के लिए बचाव-व्यवस्था करने या इनके क्रय-विक्रय के प्रयोजन से डेरीवेटिव्स संविदाएं जैसे विदेशी मुद्रा विकल्प, ब्याज दर विनिमय, मुद्रा विनिमय, परस्पर मुद्रा ब्याज दर विनिमय और वायदा दर करार निष्पादित करता है. तुलनपत्र की आस्तियों और देयताओं के लिए बचाव-व्यवस्था करने के प्रयोजन से निष्पादित की जाने वाली विनिमय संविदाएं इस प्रकार तैयार की जाती हैं कि तुलनपत्र की अंतर्निहित मदों का प्रभाव प्रतिकूल और प्रति संतुलनकारी हो. इन डेरीवेटिव लिखतों का प्रभाव अंतर्निहित आस्तियों के क्रय-विक्रय पर निर्भर करता है और इसे बचाव-व्यवस्था लेखाकरण सिद्धांतों के अनुसार लेखे में लिया जाता है.

6.2 सभी डेरीवेटिव लिखतों को तुलनपत्र में आस्तियों या देयताओं के रूप में शामिल किया गया है और इनकी बाजार के बही मूल्य के अनुसार गणना की गई है.

6.3 बचाव संविदाओं के रूप में वर्गीकृत डेरीवेटिव संविदाओं को प्रोद्भवन आधार पर अंकित किया गया है. बचाव संविदाओं की गणना तब तक बाजार के बही मूल्य के अनुसार नहीं की जाती जब तक कि अंतर्निहित आस्तियाँ/देयताएं बाजार के बही मूल्य के अनुसार अंकित न की गई हों.

6.4 सिवा उपर्युक्त के, सभी अन्य डेरीवेटिव संविदाएं उद्योग में प्रचलित सामान्यतया मान्य लेखाकरण सिद्धांतों के अनुसार बाजार के बही मूल्य के अनुसार अंकित की गई हैं. बाजार के बही मूल्य के अनुसार अंकित डेरीवेटिव संविदाओं के संबंध में बाजार मूल्य में परिवर्तन, परिवर्तन की अवधि में लाभ और हानि खाते में शामिल किए गए हैं.

6.5 संदत्त या प्राप्त ऑप्शन प्रीमियम ऑप्शन की अवधि की समाप्ति पर लाभ और हानि खाते में अंकित किया गया है. विक्रय किए गए ऑप्शनों पर प्राप्त प्रीमियम और क्रय किए गए ऑप्शनों पर संदत्त प्रीमियम की शेष राशि का फॉरेक्स ओवर द काउंटर ऑप्शनों के लिए बाजार मूल्य पर परिकलन करके बही में शामिल किया गया है.

7. अचल आस्तियाँ और मूल्यह्रास :

7.1 अचल आस्तियों का संचित मूल्यह्रास से कम लागत पर अंकन किया गया है.

7.2 लागत में क्रय लागत तथा समस्त व्यय, जैसे कि स्थान की तैयारी, संस्थापन लागतें और आस्ति पर उसका उपयोग करने से पूर्व वहन की गई व्यवसाय फीस शामिल हैं. उपयोग की गई आस्तियों पर वहन किए गए अनुवर्ती व्यय को केवल तभी पूंजीकृत किया गया है, जब ये व्यय इन आस्तियों से होने वाले भावी लाभ को या इन आस्तियों की व्यावहारिक क्षमता को बढ़ाते है.

only for contingencies under extra ordinary circumstances specified in the policy with prior permission of Reserve Bank of India.

5. Provision for Country Exposure

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provision is made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures. The provision is reflected in schedule 5 of the balance sheet under the "Other liabilities & Provisions – Others"

6. Derivatives:

6.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

6.2 All derivative instruments are recognised as assets or liabilities in the balance sheet and measured at marked to market.

6.3 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

6.4 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change.

6.5 Option premium paid or received is recorded in profit and loss account at the expiry of the option. The Balance in the premium received on options sold and premium paid on options bought have been considered to arrive at Mark to Market value for forex Over the Counter options.

7. Fixed Assets and Depreciation

7.1 Fixed assets are carried at cost less accumulated depreciation.

7.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

7.3 इन देशी परिचालनों के संबंध में मूल्यह्रास की दरें और मूल्यह्रास प्रभारित करने की पद्धति का विवरण निम्नानुसार है :

क्रम सं.	अचल आस्तियों का विवरण	मूल्यह्रास प्रभारित करने की पद्धति	मूल्यह्रास/ परिशोधन दर
1	कंप्यूटर	सीधी कटौती पद्धति	33.33% प्रति वर्ष
2	हार्डवेयर के अभिन्न अंग के रूप में शामिल कंप्यूटर सॉफ्टवेयर	ह्रासित मूल्य पद्धति	60%
3	हार्डवेयर के अभिन्न अंग के रूप में न शामिल कंप्यूटर सॉफ्टवेयर	सीधी कटौती पद्धति	अभिग्रहण वर्ष में 100%
4	31 मार्च 2001 तक वित्तीय पट्टे पर दी गई आस्तियाँ	सीधी कटौती पद्धति	कंपनी अधिनियम 1956 के अधीन निर्धारित दर पर
5	अन्य अचल आस्तियाँ	ह्रासित मूल्य पद्धति	आयकर नियम 1962 के अधीन निर्धारित दर पर

7.4 वर्ष के दौरान देशी परिचालनों से प्राप्त आस्तियों के संबंध में मूल्यह्रास 182 दिनों तक प्रयुक्त आस्तियों पर अर्द्धवर्ष के लिए तथा 182 दिनों से अधिक प्रयुक्त आस्तियों पर पूरे वर्ष के लिए प्रभारित किया गया है, जबकि कंप्यूटरों और साफ्टवेयर पर मूल्यह्रास - इस आस्ति का उपयोग करने की अवधि से निरपेक्ष पूरे वर्ष के लिए प्रभारित किया गया है.

7.5 ऐसी मदें जिनमें से प्रत्येक का मूल्य रु.1000/- से कम हो उन्हें क्रय वर्ष में ही बट्टे खाते में डाल दिया गया है.

7.6 पट्टाकृत परिसरों से सम्बद्ध पट्टा प्रीमियम, यदि हो तो, को पट्टा अवधि पर परिशोधित किया गया है और पट्टा किराये को उसी वर्ष प्रभारित किया गया है.

7.7 बैंक द्वारा 31 मार्च 2001, को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों के मूल्य को पट्टाकृत आस्तियों के रूप में अचल आस्तियों के अंतर्गत दर्शाया गया है और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यह्रास के अंतर को पट्टा समानीकरण लेखे में लिया गया है.

7.8 विदेश स्थित कार्यालयों में धारित अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देशों के स्थानीय विनियमों/मानदंडों के अनुसार किया गया है.

8. पट्टे

आस्ति वर्गीकरण और अग्रिमों के लिए लागू प्रावधानीकरण मानदंडों का उपरोक्त अनुच्छेद 3 में दिए गए दिशा-निर्देशों के अनुसार वित्तीय पट्टों में भी प्रयोग किया गया है.

9. आस्तियों की अपसामान्यता

जब कभी घटनाएँ अथवा स्थितियों में परिवर्तन यह संकेत देते हैं कि किसी आस्ति की अग्रानीत राशि की वसूली संदिग्ध है तो ऐसी स्थिति में अचल आस्तियों की अपसामान्यता हेतु समीक्षा की जाती है. धारित और प्रयोग की जाने वाली आस्ति की वसूली हो पाएगी या नहीं इसे मापने के लिए आस्ति के अग्रानीत मूल्य की तुलना आस्ति द्वारा अपेक्षित भविष्यगत निवल बट्टाकृत नकदी प्रवाह से तुलना करके ज्ञात की जाती है. यदि ऐसी आस्तियों को अपसामान्यता के योग्य पाया जाता है तो अपसामान्यता का माप-अभिज्ञान उस अधिक राशि के आधार पर किया जाता है जो आस्ति के अग्रानीत मूल्य और उसके उचित मूल्य के बीच का अंतर है.

7.3 The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

7.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

7.5 Items costing less than Rs. 1,000 each are charged off in the year of purchase.

7.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

7.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

7.8 In respect of fixed assets held at foreign offices, depreciation is provided as per the regulations /norms of the respective countries.

8. Leases

The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to financial leases also.

9. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. विदेशी मुद्रा विनिमय दर में उतार-चढ़ाव का प्रभाव

10.1 विदेशी मुद्रा लेन-देन

i. विदेशी मुद्रा लेन-देन को लेन-देन की तिथि को सूचित मुद्रा एवं विदेशी मुद्रा के बीच विनिमय दर की विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में प्रारंभिक निर्धारण पर दर्ज किया गया है.

ii. विदेशी मुद्रा मौद्रिक मदों की सूचना भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) की अंतिम तत्काल / वायदा दरों का प्रयोग करके दी गई है.

iii. विदेशी मुद्रा गैर मौद्रिक मदों, जो अवधिगत लागत के आधार पर ली गई हैं, की सूचना लेन-देन की तिथि को प्रचलित मुद्रा विनिमय दरों का प्रयोग करके दी गई है.

iv. विदेशी मुद्रा में मूल्यांकित आकस्मिक देयताओं की सूचना फेडई की अंतिम तत्काल दर का प्रयोग करके दी गई है.

v. व्यवसाय के लिए रखी गई बकाया तत्काल विदेशी मुद्रा विनिमय तथा वायदा संविदाओं को इनकी निर्धारित परिपक्वता के लिए फेडई द्वारा अधिसूचित मुद्रा विनिमय दरों पर पुनर्मूल्यांकित किया गया है और परिणामी लाभ या हानि को लाभ और हानि खाते में शामिल किया गया है.

vi. विदेशी मुद्रा वायदा संविदाओं, जो व्यवसाय के लिए अपेक्षित नहीं हैं और तुलनपत्र की तिथि को बकाया हैं, का अंतिम तत्काल दर पर मूल्यांकन किया गया है. ऐसी वायदा विनिमय संविदा के प्रारंभ से उद्भूत प्रीमियम या बट्टे को संविदा की परिपक्वता अवधि के व्यय या आय के रूप में परिशोधित किया गया है.

vii. मौद्रिक मदों के निर्धारण से उद्भूत विनिमय अंतर राशियों को उन दरों, जो दरें आरंभ से दर्ज की गई थीं, से भिन्न दरों पर उस अवधि, जिसमें ये दरें उद्भूत हुई हैं, की आय या व्यय के रूप में निर्धारित किया गया है.

viii. मुद्रा वायदा व्यापार में विदेशी मुद्रा दरों की आरंभिक स्थिति में हुए परिवतनों के कारण हुए लाभ/हानि को विदेशी मुद्रा समाशोधन गृह से प्रतिदिन निर्धारित किया जाता है और इस लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है.

10.2 विदेशी परिचालन

बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों को असमाकलित परिचालनों के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालनों के रूप में वर्गीकृत किया गया है.

क. असमाकलित परिचालनः

i. असमाकलित विदेशी परिचालनों की दोनों मौद्रिक और गैर-मौद्रिक विदेशी मुद्रा आस्तियों एवं देयताओं तथा आकस्मिक देयताओं को तुलनपत्र तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है.

ii. असमाकलित विदेशी परिचालनों की आय एवं व्यय को तिमाही की औसत अंतिम दर पर रूपांतरित किया गया है.

iii. निवल विनिधान का निपटान होने तक असमाकलित विदेशी परिचालनों से उद्भूत विनिमय अंतर-राशियों का संचयन विदेशी मुद्रा रूपांतरण आरक्षिति में किया गया है.

iv. विदेश स्थित कार्यालयों की आस्तियों और देयताओं की विदेशी मुद्रा (विदेश स्थित कार्यालयों की स्थानीय मुद्रा के अलावा) को उस देश में प्रयोज्य तत्काल दरों का प्रयोग करके स्थानीय मुद्रा में रूपांतरित किया गया है.

10. Effect of changes in the foreign exchange rate

10.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot/forward rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit and Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

viii. Gains / Losses on account of changes in exchange rates of open position in currency futures trades are settled with the exchange clearing house on daily basis and such gains / losses are recognised in the profit and loss account.

10.2 Foreign Operations

Foreign Branches of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations:

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

iv. The Assets and Liabilities of foreign offices in foreign currency (other than local currency of the foreign offices) are translated into local currency using spot rates applicable to that country.

ख. समाकलित परिचालनः

i. विदेशी मुद्रा लेन-देन को लेन-देन की तिथि की सूचित मुद्रा और विदेशी मुद्रा में विनिमय दर पर विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में आरंभिक अभिज्ञान पर दर्ज किया गया है.

ii. समाकलित विदेशी परिचालनों की मौद्रिक विदेशी मुद्रा आस्तियों और देयताओं को तुलनपत्र की तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है और परिणामी लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है.

iii. अवधिगत लागत के अनुरूप अग्रानीत विदेशी मुद्रा गैर-मौद्रिक मदों की सूचना लेनदेन की तिथि को प्रचलित विनिमय दर का प्रयोग करके दी गई है.

11. कर्मचारी हितलाभः

11.1 अल्पावधि कर्मचारी हितलाभः

अल्पावधि कर्मचारी हितलाभ यथा चिकित्सा हितलाभ, आकस्मिक अवकाश आदि की बट्टारहित राशि को, जिसको कर्मचारियों द्वारा प्रदत्त सेवा के विनिमय में प्रदान किया जाना अपेक्षित है, कर्मचारियों द्वारा प्रदत्त सेवा अवधि के दौरान शामिल किया गया है.

11.2 नौकरी उपरांत हितलाभः

i. नियत हितलाभ योजना

क. बैंक एक भविष्य निधि योजना का परिचालन करता है, बैंक की भविष्य निधि योजना के अंतर्गत सभी पात्र कर्मचारी यह हितलाभ प्राप्त करने के हकदार हैं. बैंक निर्धारित दर पर (वर्तमान समय में कर्मचारियों के मूल वेतन एवं पात्र-भत्ते का 10%) मासिक अंशदान करता है. इन अंशदान को, इस उद्देश्य के लिए स्थापित न्यास को प्रेषित कर दिया गया है तथा लाभ और हानि खाते में प्रभारित किया गया है. न्यास-निधियों को बैंक में जमाराशि के रूप में धारित किया गया है. बैंक, वार्षिक अंशदान और बैंक द्वारा धारित जमाराशियों पर ब्याज देने के लिए विधिक रूप से उत्तरदायी होता है. यह ब्याज - दर सरकारी कर्मचारियों की भविष्य निधि की बकाया राशियों पर देय निर्दिष्ट न्यूनतम ब्याज दर के बराबर होती है. बैंक - इस प्रकार के वार्षिक अंशदानों और उस पर ब्याज को संबंधित वर्ष के संदर्भ में व्यय मानता है.

ख. बैंक, ग्रेच्युटी और पेंशन जैसी नियत हितलाभ योजनाएँ परिचालित करता है.

ग. बैंक सभी पात्र कर्मचारियों को ग्रेच्युटी प्रदान करता है. यह हितलाभ कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु हो जाने अथवा नौकरी की समाप्ति पर एकमुश्त राशि के भुगतान के रूप में प्रदान किया जाता है. यह राशि बैंक की सेवा के प्रत्येक पूर्ण वर्ष के लिए देय 15 दिनों के मूलवेतन के समतुल्य राशि या रु. 3,50,000/- की अधिकतम राशि होती है. यह हितलाभ सेवा के पांच वर्ष पूरे होने पर ही प्राप्त होता है. बैंक इस राशि का वार्षिक अंशदान स्वतंत्र बाह्य बीमांकिक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करता है.

घ. बैंक सभी पात्र कर्मचारियों को पेंशन प्रदान करता है. यह हितलाभ नियमानुसार मासिक भुगतान के रूप में प्रदान किया जाता है और पेंशन का यह नियमित भुगतान कर्मचारियों को नियमानुसार उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु होने या नौकरी की समाप्ति पर विभिन्न चरणों में किया जाता है. पेंशन-देयता की

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

11. Employee Benefits:

11.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

11.2 Post Employment Benefits:

i. Defined Benefit Plan

a. The Bank operates a Provident Fund Scheme. All eligible employees are entitled to receive benefits under the Bank's Provident Fund Scheme. The Bank contributes monthly at a determined rate (currently 10% of employee's basic pay plus eligible allowance). These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The trust funds are retained as deposits in the bank. The bank is liable for annual contributions and interest on deposits held by the bank, which is payable at Government specified minimum rate of interest on provident fund balances of Government Employees. The bank recognises such annual contributions and interest as an expense in the year to which they relate.

b. The bank operates gratuity and pension schemes which are defined benefit plans.

c. The Bank provides for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a maximum amount of Rs. 350,000. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. The Bank provides for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The pension liability is reckoned based on an independent

गणना वार्षिक स्वतंत्र बीमांकिक मूल्यन के आधार पर की जाती है. बैंक एसबीआइ पेंशन फंड नियमों के अनुसार पेंशन निधि में वेतन के 10% का वार्षिक अंशदान करता है. निर्धारण के समय उपयोग में लाए जाने के लिए शेष राशि विशेष प्रावधान खाते में रखी गई है.

ङ. नियत हितलाभ-प्रावधान-लागत को प्रत्येक तुलनपत्र की तिथि पर अग्रानीत बीमांकिक मूल्यन के आधार पर अनुमानित यूनिट ऋण पद्धति के प्रयोग से निर्धारित किया गया है. बीमांकिक लाभ/हानि को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें स्थगित नहीं किया गया है.

ii. कर्मचारियों के अन्य दीर्घावधि हितलाभ :

क. बैंक का प्रत्येक कर्मचारी प्रतिपूरित अनुपस्थिति, रजत जयंती सम्मान और अवकाश यात्रा रियायत, सेवानिवृत्ति लाभ और पुनर्वासन भत्ते का पात्र होता है. इस प्रकार की दीर्घावधि कर्मचारी हितलाभ की लागत के लिए निधि बैंक द्वारा आंतरिक स्रोत से उपलब्ध कराई जाती है.

ख. अन्य दीर्घावधि हितलाभ के प्रावधान की लागत का निर्धारण प्रत्येक तुलनपत्र की तिथि को बीमांकिक मूल्यन की अनुमानित यूनिट ऋण पद्धति के प्रयोग से किया गया है. पूर्ववर्ती सेवा लागत को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें स्थगित नहीं किया गया है.

12. कर निर्धारण के लिए प्रावधान:

12.1 वर्तमान कर, आस्थगित कर तथा अनुषंगी लाभ-कर प्रभार की कुल राशि आय कर व्यय है. चालू वर्ष के करों का निर्धारण लेखा मानक 22 और भारत में प्रचलित कर नियमों के अनुसार विदेश स्थित कार्यालयों के संबंधित देशों के कर नियमों का समायोजन करके किया गया है. आस्थगित कर आस्तियों या देयताओं में उस अवधि के दौरान हुए उतार-चढ़ाव आस्थगित कर समायोजनों में समाविष्ट हैं.

12.2 आस्थगित कर आस्तियों और देयताओं का आकलन अधिनियमित कर - दरों और कर - कानूनों अथवा तुलनपत्र - तिथि के काफी पूर्व अधिनियमित दरों और कानून के आधार पर किया गया है. आस्थगित कर आस्तियों और देयताओं का अभिज्ञान विवेकपूर्ण आधार पर आस्तियों और देयताओं के अग्रानीत मूल्य और उनके क्रमश: कर-आधार और अग्रानीत क्षतियों के बीच अवधिगत विभेद को ध्यान में रखकर किया गया है. आस्थगित कर आस्तियों और देयताओं में हुए परिवर्तन का प्रभाव लाभ और हानि खाते में प्रकट किया गया है.

12.3 आस्थगित कर आस्तियों को, वसूली की निश्चितता होने के प्रबंधन के निर्णय के आधार पर, प्रत्येक सूचित तिथि को रेखांकित और पुनर्निर्धारित किया गया है. जब यह पूर्ण रूप से सुनिश्चित हो गया है कि ऐसी आस्थगित कर आस्तियों की वसूली भावी लाभ से की जा सकती है, तब आस्थगित कर आस्तियों का अभिज्ञान अनवशोषित मूल्यहास और कर हानियों के अग्रेषण पर किया गया है.

13. प्रति शेयर आय

13.1 बैंक आइसीएआइ द्वारा जारी लेखा मानक-20 'प्रति शेयर आय' के अनुसार प्रति शेयर मूल और कम हुई आय की रिपोर्ट करता है. प्रति शेयर मूल आय की गणना करोपरांत निवल लाभ को उस वर्ष के लिए शेष इक्विटी शेयरों की भारित औसत संख्या से विभाजित करके की जाती है.

13.2 कम की हुई प्रति शेयर आय यह प्रदर्शित करती है कि यदि प्रतिभूतियों अथवा अन्य संविदाओं को वर्ष के दौरान जारी करने या संपरिवर्तित करने का विकल्प लिया गया तो शेयर मूल्यों में कितनी कमी आएगी. कम की हुई प्रति शेयर आय की गणना इक्विटी शेयरों की भारित औसत संख्या और कम संभावना इक्विटी शेयरों के बीच तुलना करके की जाती है.

actuarial valuation carried out annually. The Bank makes annual contribution to the pension fund at 10% of salary in terms of SBI Pension Fund Rules. The balance is retained in the special provision account to be utilised at the time of settlement.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits:

a. All eligible employees of the bank are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

12. Provision for Taxation

12.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign offices, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

12.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

12.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

13. Earning per Share

13.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

13.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share are computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

14. प्रावधान, आकस्मिक देयताओं और आकस्मिक आस्तियों का लेखा - निर्धारण

14.1 भारतीय सनदी लेखाकार संस्थान के लेखा मानक 29 के अनुसार जारी 'प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ' में बैंक पिछले परिणाम से उद्भूत वर्तमान दायित्व होने पर ही प्रावधान शामिल करता है, यह संभव है कि दायित्व के निर्धारण में आर्थिक लाभ को समाविष्ट करने वाले संसाधनों के बहिर्गमन की आवश्यकता पड़ेगी और तभी इस दायित्व राशि का विश्वस्त प्राक्कलन किया जा सकता है.

14.2 निम्नलिखित के लिए किसी प्रावधान का अभिज्ञान नहीं किया गया है;

i. पिछले परिणाम से उद्भूत किसी सम्भावित दायित्व के लिए और बैंक के नियंत्रण से बाहर होने वाले एक या अधिक अनिश्चित भावी परिणामों की प्राप्ति या अप्राप्ति से जिसकी पुष्टि की जा सकेगी; अथवा

ii. किसी वर्तमान दायित्व के लिए, जो पिछले परिणामों से उद्भूत है, किन्तु उसे अभिज्ञान में नहीं लिया गया है, क्योंकि

क. यह संभव नहीं है कि दायित्व के निर्धारण में आर्थिक लाभों को समाविष्ट करने वाले संसाधनों का बहिर्गमन आवश्यक होगा, अथवा

ख. दायित्व राशि का विश्वस्त प्राक्कलन नहीं किया जा सकता.

ऐसे दायित्वों को आकस्मिक देयताओं के रूप में दर्ज किया गया है. इन दायित्वों का नियमित अंतरालों पर मूल्यांकन किया जाता है और ऐसे दायित्व के केवल उस अंश का, जिसके आर्थिक लाभों को समाविष्ट करने वाले संसाधनों के बहिर्गमन की संभावना है, नितान्त दुर्लभ परिस्थितियों, जिनमें कोई विश्वस्त प्राक्कलन नहीं किया जा सकता, के अलावा प्रावधान किया गया है.

14.3 आकस्मिक आस्तियों को वित्तीय विवरणों में शामिल नहीं किया गया है, क्योंकि आय के निर्धारण पर इसका प्रभाव पड़ सकता है, जबकि इसकी वसूली नहीं की जा सकती.

15. नकदी और नकदी समतुल्य

नकदी और नकदी समतुल्य में हाथ नकदी एवं एटीएम में नकदी तथा धारित स्वर्ण, भारतीय रिज़र्व बैंक की जमाराशियाँ, अन्य बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि शामिल हैं.

16. कर्मचारी शेयर क्रय योजना

भारतीय प्रतिभूति और विनिमय बोर्ड (सेबी) द्वारा जारी कर्मचारी स्टाक विकल्प योजना और कर्मचारी स्टाक क्रय योजना दिशा-निर्देश, 1999 के अनुसार जिस मूल्य पर शेयर जारी किए जाते हैं उसकी तुलना में शेयर जारी किए जाने के एक दिन पूर्व के मूल्य में अंतर को कर्मचारी प्रतिपूर्ति लागत माना गया है.

17. शेयर जारी करने का व्यय

शेयर जारी करने के व्यय को शेयर प्रीमियम खाते में प्रभारित किया गया है.

14. Accounting for Provisions, Contingent Liabilities and Contingent Assets

14.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the Bank recognises provisions only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

14.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

14.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

15. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

16. Employee Share Purchase Scheme:

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India (SEBI), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

17. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

अनुसूची - 18
लेखा-टिप्पणियाँ

(राशि करोड़ रुपए में)

18.1. पूंजी :

1. **पूंजी पर्याप्तता अनुपात :**

बैंक द्वारा जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात (सीएआर) का निर्धारण वित्तीय विवरण और भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों के आधार पर निम्नानुसार किया गया है :

क) बेसल -I के अनुसार :

मदें	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - कुल (%)	12.97	13.54
जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - श्रेणी - I (%)	8.53	9.14
जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - श्रेणी - II (%)	4.44	4.40

ख) नई पूंजी पर्याप्तता रूपरेखा (बेसल - II) के कार्यान्वयन के लिए संशोधित दिशा-निर्देशों के अनुसार :

मदें	31 मार्च 2009 की स्थिति के अनुसार
जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - कुल (%)	14.25
जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - श्रेणी - I (%)	9.38
जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - श्रेणी - II (%)	4.87

2. **शेयर - पूंजी :**

क) बैंक ने पिछले वर्ष राइट्स इश्यू के अंतर्गत जारी किए गए रु.10/- प्रति शेयर की दर से 88,278 इक्विटी शेयरों के आबंटन को रोके रखा क्योंकि या तो वे विवादग्रस्त थे अथवा न्यायिक प्रक्रिया के अधीन थे.

ख) वर्ष के दौरान, बैंक ने रु.10/- नकदी मूल्य के 34,09,846 इक्विटी शेयर रु.1580/- प्रति शेयर प्रीमियम पर, अर्थात् रु.1590/- प्रति इक्विटी शेयर की दर से एसबीआइ कर्मचारी शेयर क्रय योजना-2008 (एसबीआइ ईएसपीएस - 2008) के अंतर्गत अपने कर्मचारियों को रु.542.17 करोड़ की कुल राशि पर जारी किए. एसबीआइ ईएसपीएस-2008 के अंतर्गत जारी इक्विटी शेयरों को सेबी (कर्मचारी स्टाक विकल्प योजना तथा कर्मचारी स्टाक क्रय योजना) दिशानिर्देश 1999 के अनुसार लेखे में लिया गया है. तदनुसार रु.21.41 करोड़ की राशि कर्मचारी खर्च के रूप में शामिल की गई और शेयर प्रीमियम खाते में अंतरित की गई.

ग) 31.03.2008 को समाप्त वर्ष के दौरान भारत सरकार ने रु.10/- प्रति शेयर और रु.1580/- प्रीमियम के 6,28,68,000 इक्विटी शेयर - बैंक के राइट्स प्रस्ताव के अंतर्गत अंशस्वरूप ग्रहण किए. भारत सरकार ने कुल रु.9996.01 करोड़ की राशि के भुगतान के लिए "8.35% एसबीआइ राइट्स इश्यू - भारत सरकार स्पेशल बांड 2024" को जारी किया. इन बांडों की बिक्री पर सरकार द्वारा कतिपय प्रतिबंध लगाए गए हैं.

घ) कर्मचारी शेयर क्रय योजना 2008 के अंतर्गत इक्विटी शेयरों को जारी करने पर हुए रु.1.21 करोड़ के व्यय को शेयर प्रीमियम एकाउण्ट के नामे किया है.

ङ) भारत सरकार की शेयरधारिता

शेयरों की संख्या		धारिता	
वर्तमान वर्ष	पिछला वर्ष	वर्तमान वर्ष	पिछला वर्ष
37,72,07,200	37,72,07,200	59.41%	59.73%

Schedule - 18
NOTES TO ACCOUNTS

(Amount in Rupees in crores)

18.1 **Capital:**

1. Capital Adequacy Ratio:

The Capital to Risk-weighted Assets Ratio (CAR) as assessed by the Bank on the basis of the financial statements and guidelines issued by the Reserve Bank of India (RBI) has been computed as below:

a) As per BASEL-I:

Items	As at 31-Mar-2009	As at 31-Mar-2008
Capital to Risk-weighted Assets Ratio - Overall (%)	12.97	13.54
Capital to Risk-weighted Assets Ratio - Tier I (%)	8.53	9.14
Capital to Risk-weighted Assets Ratio - Tier II (%)	4.44	4.40

b) As per the Revised Guidelines for implementation of the New Capital Adequacy Framework (BASEL-II):

Items	As at 31-Mar-2009
Capital to Risk-weighted Assets Ratio - Overall(%)	14.25
Capital to Risk-weighted Assets Ratio - Tier I(%)	9.38
Capital to Risk-weighted Assets Ratio - Tier II(%)	4.87

2. Share capital:

a) The bank has kept in abeyance the allotment of 88,278 Equity Shares of Rs.10/- each issued as part of Rights Issue last year, since they are subject matter of title disputes or are subjudice.

b) During the year, , the Bank has issued 34,09,846 equity shares of Rs. 10/- each for cash at a premium of Rs. 1580/- per equity share i.e. at Rs. 1590/- per equity share aggregating to Rs.542.17 crores to its employees under SBI Employees Share Purchase Scheme – 2008 (SBI ESPS – 2008). The issue of equity shares under SBI ESPS-2008 has been accounted in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) guidelines 1999.Accordingly, an amount of Rs. 21.41 crores has been charged as Employee expenses and transfered to Share Premium Account.

c) The Government of India had, during the year ended 31.3.08, subscribed to 6,28,68,000 Equity Shares of Rs.10/- each at a premium of Rs.1580 per share as part of Rights Offer of the bank. The Government of India has discharged the total consideration of Rs.9996.01 crores by issue of "8.35% SBI Rights Issue GOI Special Bonds 2024". Certain restrictions have been placed by the Government on the sale of these bonds.

d) Expenses in relation to the issue of Equity Shares under the Employees Share Purchase Scheme 2008 amounting to Rs.1.21 crores is debited to Share Premium Account.

e) Shareholding of Government of India

No. of shares		Holding	
Current Year	Previous Year	Current Year	Previous Year
37,72,07,200	37,72,07,200	59.41%	59.73%

18.2. संमिश्र बांड :

विदेशी मुद्रा में जारी तथा संमिश्र श्रेणी I पूंजी के अंतर्गत आने वाले और 31 मार्च 2009 को बकाया ऐसे बांडों का विवरण निम्नवत है :

विवरण	निर्गम तिथि	अवधि	राशि	31.03.09 को समतुल्य राशि	31.03.08 को समतुल्य राशि
एमटीएन कार्यक्रम-12वीं श्रृंखला के अंतर्गत जारी बांड	15.02.2007	बेमियादी नॉन कॉल - 10.25 वर्ष	400 मिलियन अमेरिकी डालर	रु. 2028.80	रु. 1604.80
एमटीएन कार्यक्रम-14वीं श्रृंखला के अंतर्गत जारी बांड	26.06.2007	बेमियादी नॉन कॉल - 10 वर्ष 01 दिन	225 मिलियन अमेरिकी डालर	रु. 1141.20	रु. 902.70
योग			**625 मिलियन अमेरिकी डालर**	**रु. 3170.00**	**रु. 2507.50**

यदि बैंक 27.06.2017 तक कॉल ऑप्शन का प्रयोग नहीं करता है तो ब्याज दर बढ़ाई जाएगी और स्थिर दर को अस्थिर दर में परिवर्तित किया जाएगा. ये बांड सिंगापुर स्टॉक एक्सचेंज में सूचीबद्ध किए गए है.

18.3 गौण ऋण :

मदें	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
वर्ष के दौरान श्रेणी-II के रूप में उगाही गई गौण ऋणों की राशि	रु. 8000.00*	रु. 6023.50

* रु. 425 करोड़ की राशि, जो पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण अभिगृहीत की गई, इसमें शामिल नहीं है.

i) गौण ऋण - बांडों के निजी नियोजन से उगाही किए गए अप्रतिभूत, दीर्घावधि, अपरिवर्तनीय तथा सममूल्य पर प्रतिदेय है. इस ऋण को बैंक की वर्तमान एवं भावी प्रवर ऋणग्रस्तता से कम वरीयता प्राप्त है और यह श्रेणी II पूंजी के अंतर्गत आता है.

ii) ऐसे बकाया गौण ऋणों का विवरण निम्नवत है :

विवरण	निर्गम दिनांक	वार्षिक ब्याज दर	अवधि	31.03.09 को समतुल्य राशि	31.03.08 को समतुल्य राशि
निजी नियोजन बांड 2005	05.12.2005	7.45%	113 माह	3283.00	3283.00
निजी नियोजन बांड 2006	05.06.2006	8.80%	180 माह	2327.90	2327.90
निजी नियोजन बांड 2006 (ii)	06.07.2006	9.00%	180 माह	500.00	500.00
निजी नियोजन बांड 2006 (iii)	12.09.2006	8.96%	180 माह	600.00	600.00
निजी नियोजन बांड 2006(iv)	13.09.2006	8.97%	180 माह	615.00	615.00
निजी नियोजन बांड 2006(v)	15.09.2006	8.98%	180 माह	1500.00	1500.00
निजी नियोजन बांड 2006(vi)	04.10.2006	8.85%	180 माह	400.00	400.00
निजी नियोजन बांड 2006(vii)	16.10.2006	8.88%	180 माह	1000.00	1000.00
निजी नियोजन बांड 2006(viii)	17.02.2007	9.37%	180 माह	1000.00	1000.00
निजी नियोजन बांड 2006(ix)	21.03.2007	9.85%	111 माह	1500.00	1500.00
निजी नियोजन बांड 2007-08(i)	07.06.2007	10.20%	180 माह	2523.50	2523.50

18.2 Hybrid Bonds:

The details of bonds issued in foreign currency, which qualify for Hybrid Tier I Capital and outstanding as on 31st March 2009 are as under:

Particulars	Date of Issue	Tenor	Amount	Equivalent as on 31-3-09	Equivalent as on 31-3-08
Bond issued under the MTN Programme-12th Series	15.02.2007	Perpetual Non Call 10-25 years	USD 400 million	Rs. 2028.80	Rs. 1604.80
Bond issued under the MTN Programme-14th Series	25.06.2007	Perpetual Non Call 10 years 1 day	USD 225 million	Rs. 1141.20	Rs. 902.70
Total			**USD 625 million**	**Rs. 3170.00**	**Rs. 2507.50**

If the Bank does not exercise call option by 27.06.2017, the interest rate will be raised and fixed rate will be converted to floating rate. These bonds have been listed in Singapore Stock exchange.

18.3 Subordinated Debt:

Items	As at 31 March 2009	As at 31 March 2008
Amount of Subordinated Debt raised as Tier-II capital during the year	Rs. 8000.00*	Rs. 6023.50

* Does not include Rs. 425 crores which has been acquired consequent to acquisition of eSBS.

i) The subordinated debts raised through private placement of Bonds are unsecured, long term, non-convertible and are redeemable at par. The debt is subordinated to present and future senior indebtedness of the Bank and qualifies for Tier II capital.

ii) The details of such outstanding subordinated debt are given below:

Particulars	Date of issue	Rate of Interest: P.A.	Tenor	Equivalent Amount as on 31.03.09	Equivalent Amount as on 31.03.08
Private Placement Bonds 2005	05.12.2005	7.45%	113 months	3283.00	3283.00
Private Placement Bonds 2006	05.06.2006	8.80%	180 months	2327.90	2327.90
Private Placement Bonds 2006(II)	06.07.2006	9.00%	180 months	500.00	500.00
Private Placement Bonds 2006(III)	12.09.2006	8.96%	180 months	600.00	600.00
Private Placement Bonds 2006(IV)	13.09.2006	8.97%	180 months	615.00	615.00
Private Placement Bonds 2006(V)	15.09.2006	8.98%	180 months	1500.00	1500.00
Private Placement Bonds 2006(VI)	04.10.2006	8.85%	180 months	400.00	400.00
Private Placement Bonds 2006(VII)	16.10.2006	8.88%	180 months	1000.00	1000.00
Private Placement Bonds 2006(VIII)	17.02.2007	9.37%	180 months	1000.00	1000.00
Private Placement Bonds 2006(IX)	21.03.2007	9.85%	111 months	1500.00	1500.00
Private Placement Bonds 2007-08(I)	07.06.2007	10.20%	180 months	2523.50	2523.50

विवरण	निर्गम दिनांक	वार्षिक ब्याज दर	अवधि	31.03.09 को समतुल्य राशि	31.03.08 को समतुल्य राशि
निजी नियोजन बांड 2007-08(ii)	12.09.2007	10.10%	180 माह	3500.00	3500.00
निजी नियोजन बांड एसबीएस (i)	09.03.2006	8.15%	111 माह	200.00	—
निजी नियोजन बांड एसबीएस (ii)	30.03.2007	9.80%	111 माह	225.00	—
निजी नियोजन बांड 2008-09 (i)	19.12.2008	8.90%	180 माह	2500.00	—
निजी नियोजन बांड 2008-09 (ii)	29.12.2008	8.40%	114 माह	1500.00	—
निजी नियोजन बांड 2008-09 (iii)	02.03.2009	9.15%	180 माह	2000.00	—
निजी नियोजन बांड 2008-09 (iv)	06.03.2009	8.95%	111 माह	1000.00	—
निजी नियोजन बांड 2008-09 (v)	06.03.2009	9.15%	180 माह	1000.00	—
विदेशी मुद्रा में अप्रतिभूत ऋण	12.04.2000	6.50%	108 माह	-	32.44
योग				**27174.40**	**18781.84**

18.4 विनिधान :

1. बैंक के विनिधानों तथा विनिधानों पर हुए मूल्यह्रास के लिए रखे गए प्रावधानों के उतार-चढ़ाव का ब्योरा निम्नानुसार है:

विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
I. विनिधानों का मूल्य		
i) विनिधानों का सकल मूल्य		
(क) भारत में	270886.40	185278.42
(ख) भारत से बाहर	6795.20	5204.27
ii) मूल्यह्रास के लिए प्रावधान		
(क) भारत में	1415.32	948.32
(ख) भारत से बाहर	312.31	33.10
iii) विनिधानों का निवल मूल्य		
(क) भारत में	269471.08	184330.10
(ख) भारत से बाहर	6482.88	5171.17
II. विनिधानों के मूल्यह्रास के लिए रखे गए प्रावधानों में उतार-चढ़ाव		
i) अथशेष 1254.44		981.42
ii) जोड़ें: पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण वृद्धि	31.96	—
iii) जोड़ें : वर्ष के दौरान किए गए प्रावधान	1440.18	242.83
iv) घटाएँ : वर्ष के दौरान अतिरिक्त प्रावधान/पुन:वर्गीकरण का अपलेखा/प्रतिलेखा	725.93	515.85
v) इति शेष	1727.63	981.42

टिप्पणी :

1. विनिधानों के अंतर्गत - भारतीय रिज़र्व बैंक के साथ रखी गई चलनिधि समायोजन सुविधा के अंतर्गत उपयोग की गई रु. निरंक (पिछले वर्ष रु.17,000 करोड़) तथा मार्केट रिपो के अंतर्गत रु. निरंक करोड़. (पिछले वर्ष रु. 515 करोड़) की प्रतिभूतियाँ शामिल नहीं हैं.

Particulars	Date of issue	Rate of Interest: P.A.	Tenor	Equivalent Amount as on 31.03.09	Equivalent Amount as on 31.03.08
Private Placement Bonds 2007-08(II)	12.09.2007	10.10%	180 months	3500.00	3500.00
Private Placement Bonds SBS(I)	09.03.2006	8.15%	111 months	200.00	—
Private Placement Bonds SBS(II)	30.03.2007	9.80%	111 months	225.00	—
Private Placement Bonds 2008-09(I)	19.12.2008	8.90%	180 months	2500.00	—
Private Placement Bonds 2008-09(II)	29.12.2008	8.40%	114 months	1500.00	—
Private Placement Bonds 2008-09(III)	02.03.2009	9.15%	180 months	2000.00	—
Private Placement Bonds 2008-09(IV)	06.03.2009	8.95%	111 months	1000.00	—
Private Placement Bonds 2008-09(V)	06.03.2009	9.15%	180 months	1000.00	—
Unsecured Loan in Foreign Currency	12.04.2000	6.50%	108 months	—	32.44
Total				**27174.40**	**18781.84**

18.4 **Investments**

1. The details of investments and the movement of provisions towards depreciation on investments of the Bank are given below:

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
I. Value of Investments		
i) Gross value of Investments		
(a) In India	270886.40	185278.42
(b) Outside India	6795.19	5204.27
ii) Provisions for Depreciation		
(a) In India	1415.32	948.32
(b) Outside India	312.31	33.10
iii) Net value of Investments		
(a) In India	269471.08	184330.10
(b) Outside India	6482.88	5171.17
II. Movement of provisions held towards depreciation on investments		
i) Opening Balance	981.42	1254.44
ii) Add: Addition on account of acquisition of e-SBS	31.96	—
iii) Add: Provisions made during the year	1440.18	242.83
iv) Less: Write off/write back of excess provision during the year.	725.93	515.85
v) Closing balance	1727.63	981.42

Notes:

a. Investments exclude securities utilised under Liquidity Adjustment Facitlity with RBI Rs. Nil (Previous Year Rs. 17,000 crores) and Rs. NIL under Market Repo (Previous year Rs. 515 crores).

2. रु.10,725.00 करोड़ (पिछले वर्ष रु. 20,055 करोड़) का विनिधान भारतीय रिज़र्व बैंक / क्लीयरिंग कारपोरेशन ऑफ इंडिया लि. के पास साथ-साथ सकल भुगतान/प्रतिभूति समाधान (आरटीजीएस / एनडीएस) के अंतर्गत मार्जिन स्वरूप रखा गया है.

3. वर्ष के दौरान बैंक द्वारा एसबीआइ कस्टोडिअल सर्विसेज प्रा. लिमिटेड और एसबीआइ पेंशन फंड प्राइवेट लिमिटेड में क्रमश: रु.13.76 करोड़ और रु.18 करोड़ के नए विनिधान किए गए.

4. अन्य विनिधानों में आरआइडीएफ जमा योजना के अंतर्गत नाबार्ड के पास जमा रु. 15923.14 करोड़ (पिछले वर्ष रु.12039.18 करोड़) की राशि शामिल है.

5. वर्ष के दौरान, बैंक ने अपनी अनुषंगियों और संयुक्त उद्यम की पूंजी बढ़ाने के लिए रु. 923.66 करोड़ की अतिरिक्त पूंजी का निवेश किया.

b. Investment amounting to Rs. 10,725.00 crores (Previous Year Rs. 20,055 crores) are kept as margin with RBI/Clearing Corporation of India Limited towards Real Time Gross Settelment /Securities Settlement (RTGS/NDS).

c. During the year Bank has made fresh investment of Rs. 13.76 crores and Rs. 18 crores in SBI Custodial Services Private Limited and SBI Pension Fund Private Limited respectively.

d. Other investments include deposits with NABARD under RIDF Deposit Scheme amounting to Rs. 15923.14 crores (Previous Year Rs. 12039.18 crores).

e. During the year, the Bank has infused additional capital of Rs. 923.66 crores in subsidiaries and joint ventures to augment their capital.

2. **रिपो लेनदेन/ Repo Transactions**

वर्ष के दौरान रिपो और प्रत्यावर्तित रिपो के अधीन विक्रय एवं क्रय की गई प्रतिभूतियों का ब्योरा निम्नानुसार है:

The details of securities sold and purchased under repos and reverse repos during the year are given below :

विवरण/ Particulars	वर्ष के दौरान न्यूनतम बकाया राशि Minimum outstanding during the year	वर्ष के दौरान अधिकतम बकाया राशि Maximum outstanding during the year	वर्ष के दौरान दैनिक औसत बकाया राशि Daily Average outstanding during the year	वर्ष के अंत में शेष राशि Balance as on year end
रिपो के अधीन बिक्री की गई प्रतिभूतियाँ Securities sold under repos	0.00 (0.00)	31000.71 (17900.00)	4418.48 (1627.68)	0.00 (17500.00)
प्रत्यावर्तित रिपो के अधीन क्रय की गई प्रतिभूतियाँ Securities purchased under reverse repos	0.00 (0.00)	50747.57 (24480.00)	9517.78 (2296.11)	0.00 (0.00)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं) / Figures in brackets are for Previous Year)

3. **गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधान संविभाग**

Non-SLR Investment Portfolio

(a) **गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधानों की निर्गमकर्ता-संरचना :**

Issuer composition of Non SLR Investments:

बैंक के गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधानों की निर्गमकर्ता-संरचना निम्नानुसार है :

The issuer composition of Non-SLR investments of the Bank is given below :

सं. No.	निर्गमकर्ता / Issuer	सकल बकाया राशि Gross outstanding	निजी नियोजन की मात्रा Extent of Private Placement	'विनिधान श्रेणी से कम' प्रतिभूतियों की मात्रा Extent of 'Below Investment Grade' Securities *	'बिना रेटिंग वाली' प्रतिभूतियों की मात्रा Extent of 'Unrated' Securities *	'असूचीगत' प्रतिभूतियों की मात्रा Extent of 'Unlisted' Securities *
(i)	सार्वजनिक क्षेत्र के उपक्रम / PSUs	13945.85 (16315.61)	460.15 (828.16)	50.00 (94.00)	54.62 (137.40)	54.62 (393.10)
(ii)	वित्तीय संस्थाएँ / FIs	1573.83 (1812.28)	603.32 (919.29)	496.77 (456.04)	25.09 (199.24)	555.27 (771.04)
(iii)	बैंक / Banks	3219.45 (3786.33)	1200.67 (2259.57)	122.37 (158.00)	25.36 (19.06)	177.78 (550.00)
(iv)	गैर सरकारी कारपोरेट Private Corporates	6399.74 (5131.00)	412.83 (653.01)	156.92 (202.60)	1265.41 (172.80)	1417.44 (92.10)
(v)	अनुषंगियाँ/ संयुक्त उद्यम ** Subsidiaries / Joint ventures **	4926.23 (4383.94)	0.00 0.00	0.00 0.00	0.00 0.00	0.00 0.00
(vi)	अन्य / Others	19403.40 (15370.55)	358.27 (284.48)	137.60 (141.00)	330.20 (51.00)	232.02 (16.00)
(vii)	मूल्यह्रास के लिए रखा गया प्रावधान Provision held towards depreciation	1624.69 (770.73)	0.00 0.00	109.84 (45.00)	75.75 (4.00)	101.17 (26.00)
	योग / Total	47843.81	3035.24	853.82	1624.93	2335.96
	पिछला वर्ष/ Previous Year	(46028.98)	(4944.51)	(1006.64)	(575.50)	(1796.24)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं / Figures in brackets are for Previous Year)

* इक्विटी, इक्विटी-सम्बद्ध लिखतों, आस्ति समर्थित प्रतिभूतिकृत लिखत, सरकारी प्रतिभूतियों और पास -थ्रू-सर्टिफिकेट में विनिधान को इन श्रेणियों के अंतर्गत इसलिए अलग-अलग विभक्त नहीं किया गया है क्योंकि भारतीय रिज़र्व बैंक के प्रासंगिक दिशा-निर्देशों के अंतर्गत उक्त मदें नहीं आती हैं.

** अनुषंगियों / संयुक्त उद्यमों में विनिधानों को विभिन्न वर्गों में इसलिए अलग-अलग विभक्त नहीं किया गया है क्योंकि भारतीय रिज़र्व बैंक के प्रासंगिक दिशा-निर्देशों के अंतर्गत उक्त मदें नहीं आती हैं.

* Investment in equity, equity linked instruments, asset backed securitised instruments, Govt. securities and pass through certificates have not been segregated under these categories as these are not covered under relevant RBI Guidelines.

** Investments in Subsidiaries/Joint Ventures have not been segregated into various categories as these are not covered under relevant RBI Guidelines.

ख) अनर्जक गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधान

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	225.23	238.42
वर्ष के दौरान वृद्धि	386.15	24.18
वर्ष के दौरान कमी	13.16	37.37
इति शेष	598.22	225.23
रखे गए कुल प्रावधान	387.90	201.32

18.5 डेरीवेटिव्स :

क) वायदा दर करार / ब्याज दर विनिमय

	विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
i)	विनिमय करारों की आनुमानिक मूल राशि	109,936.12	155,928.42
ii)	प्रतिपक्षों द्वारा करार के अधीन अपने दायित्वों को पूरा करने में असफल होने पर होने वाली हानियाँ	2,131.06	1666.30
iii)	विनिमय में शामिल होने पर बैंक द्वारा अपेक्षित संपार्श्विक	निरंक	निरंक
iv)	विनिमय से उद्भूत ऋण-जोखिम का केन्द्रीकरण	नगण्य	नगण्य
v)	विनिमय - बही का उचित मूल्य	47.67	160.50

ख) बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स

क्रम सं.	विवरण	चालू वर्ष	पिछला वर्ष
1	बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स की वर्ष के दौरान आनुमानिक मूल राशि	निरंक	निरंक
2	31मार्च 2009 को बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स की बकाया आनुमानिक मूल राशि	निरंक	निरंक
3	बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स की आनुमानिक मूल राशि जो बकाया है और "अत्यधिक प्रभावी" नहीं है	निरंक	निरंक
4	बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स का अंकित बाजार मूल्य जो बकाया है और "अत्यधिक प्रभावी" नहीं है	निरंक	निरंक

ग) डेरीवेटिव्स में जोखिम वाले निवेश का प्रकटीकरण

(क) गुणात्मक प्रकटीकरण

i. बैंक वर्तमान में काउंटर पर (ओटीसी) ब्याज दर और मुद्रा डेरीवेटिव्स का लेनदेन करता है. बैंक द्वारा जिन ब्याज दर डेरीवेटिव्स का लेनदेन किया गया उनमें, रुपया ब्याज दर विनिमय, विदेशी मुद्रा ब्याज दर विनिमय और वायदा दर करार शामिल हैं. बैंक द्वारा जिन मुद्रा डेरीवेटिव्स का लेनदेन किया गया उनमें, मुद्रा विनिमय, रुपया डालर विकल्प और परस्पर-मुद्रा विकल्प शामिल हैं. बैंक के ग्राहकों को उत्पादों के विक्रय - प्रस्ताव, उनके निवेशों पर नियंत्रण करने के लिए दिए जाते हैं और बैंक ऐसे निवेशों हेतु बचाव-व्यवस्था करने के लिए डेरीवेटिव्स संविदाएँ निष्पादित करता है. बैंक द्वारा डेरीवेटिव्स का प्रयोग क्रय-विक्रय के साथ-साथ तुलनपत्र की मदों के लिए बचाव-व्यवस्था करने हेतु भी किया जाता है. बैंक इस प्रकार के सामान्य लिखतों का भी लेनदेन करता है.

ii. डेरीवेटिव्स लेनदेन में बाजार जोखिम शामिल हैं अर्थात् ब्याज दरों/विनिमय दरों में प्रतिकूल उतार-चढ़ाव के कारण बैंक को भविष्य में हानि उठानी पड़ सकती है और यदि प्रतिपक्षों द्वारा अपने दायित्वों को पूरा नहीं किया गया तो बैंक को ऋण जोखिम अर्थात् भविष्य में हानि उठानी पड़ सकती है. बोर्ड द्वारा अनुमोदित बैंक की "डेरीवेटिव्स नीति" में बाजार जोखिम (हानि कम करने के लिए सतर्कता बिन्दु, आरंभिक राशि सीमा, अवधि, आशोधित अवधि, पीवी 01, आदि) के मानदंड निर्धारित किए गए हैं. इस नीति के अंतर्गत ग्राहक पात्रता मानदंड (ऋण पात्रता निर्धारण, ऋण अवधि आदि) भी निर्धारित किए गए हैं. प्रतिपक्षों द्वारा इन मानदंडों को पूरा करने, बाध्यताओं को पूरा करने की क्षमता को ध्यान में रखते हुए समुचित ऋण -सीमा निर्धारित करने तथा प्रतिपक्षों से डेरीवेटिव लेनदेन करके ऋण जोखिम पर नियंत्रण किया जाता है. बैंक प्रत्येक प्रतिपक्ष के साथ आइएसडीए करार करता है.

iii. इन जोखिमों के कुशल प्रबंधन पर बैंक की आस्ति-देयता प्रबंधन समिति (एएलसीओ) निगरानी रखती है. बैंक का बाजार जोखिम प्रबंधन विभाग (एमआरएमडी), डेरीवेटिव लेनदेन से सम्बद्ध बाजार जोखिम का स्वतंत्र रूप से अभिनिर्धारण, आकलन और अनुवर्तन करता है, इन जोखिमों को नियंत्रित एवं न्यूनीकृत करने में आस्ति देयता प्रबंधन समिति (एएलसीओ) की सहायता करता है तथा बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) को नीतिगत उपाय सुझाने के साथ-साथ नियमित अंतराल पर अनुपालन रिपोर्ट प्रस्तुत करता है.

iv. डेरीवेटिव्स के लिए लेखा नीति भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार तैयार की गई है, जिसका ब्योरा वित्त वर्ष 2008-09 की प्रमुख लेखा नीति (पीएपी) : अनुसूची 17 में दिया गया है.

b) Non Performing Non-SLR Investments

Particulars	Current Year	Previous Year
Opening Balance	225.23	238.42
Additions during the year	386.15	24.18
Reductions during the year	13.16	37.37
Closing balance	598.22	225.23
Total provisions held	387.90	201.32

18.5 Derivatives

a) Forward Rate Agreements / Interest Rate Swaps

	Particulars	As at 31-Mar-2009	As at 31-Mar-2008
i)	The notional principal of swap agreements	109,936.12	155,928.42
ii)	Losses which would be incurred if counterparties failed to fulfil their obligations under the agreements	2,131.06	1,666.30
iii)	Collateral required by the Bank upon entering into swaps	Nil	Nil
iv)	Concentration of credit risk arising from the swaps	Not significant	Not Significant
v)	The fair value of the swap book	47.67	160.50

b) Exchange Traded Interest Rate Derivatives

Sr. No.	Particulars	Current Year	Previous Year
1	Notional principal amount of exchange traded interest rate derivatives undertaken during the year	Nil	Nil
2	Notional principal amount of exchange traded interest rate derivatives outstanding as on 31st March 2009	Nil	Nil
3	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	Nil	Nil
4	Marked-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective"	Nil	Nil

c) Disclosures on Risk Exposure in Derivatives

(A) Qualitative Disclosure

i. The Bank currently deals in over-the-counter (OTC) interest rate and currency derivatives. Interest rate derivatives dealt with by the Bank are rupee interest rate swaps, foreign currency interest rate swaps and forward rate agreements. Currency derivatives dealt with by the Bank are currency swaps, rupee dollar options and cross-currency options. The products are offered to the Bank's customers to manage their exposures and the Bank enters into derivatives contracts to cover such exposures. Derivatives are also used by the Bank both for trading as well as hedging on-balance sheet items. The Bank also deals in a mix of these generic instruments.

ii. Derivative transactions carry market risk i.e. the probable loss the Bank may incur as a result of adverse movements in interest rates / exchange rates and credit risk i.e. the probable loss the Bank may incur if the counterparties fail to meet their obligations. The Bank's "Policy for Derivatives" approved by the Board prescribes the market risk parameters (cut-loss triggers, open position limits, duration, modified duration, PV01 etc.) as well as customer eligibility criteria (credit rating, tenure of relationship etc.) for entering into derivative transactions.Credit risk is controlled by entering into derivative transactions only with counterparties in respect of whom appropriate limits are set for taking into account their ability to honour obligations.The Bank enters into ISDA agreements with each counterparty.

iii. The Asset Liability Management Committee (ALCO) of the Bank oversees efficient management of these risks. The Bank's Market Risk Management Department (MRMD), independently identifies measures and monitors market risk associated with derivative transactions, assists ALCO in controlling and managing these risks and reports compliance with policy prescriptions to the Risk Management Committee of the Board (RMCB) at regular intervals.

iv. The accounting policy for derivatives has been drawn-up in accordance with RBI guidelines, the details of which are presented under Schedule 17: Principal Accounting Policy (PAP) for the financial year 2008-09.

ख) मात्रात्मक प्रकटीकरण : B) Quantitative Disclosures :

क्रम सं. Sr. No.	विवरण Particulars	मुद्रा डेरीवेटिव्स Currency Derivatives		ब्याज दर डेरीवेटिव्स Interest Rate Derivatives	
		चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
(i)	डेरीवेटिव्स (आनुमानिक मूल राशि) Derivatives (Notional Principal Amount)				
	क/a) बचाव-व्यवस्था के लिए / For hedging	4,075.20	1,631.21	14,197.35	11,201.98
	ख/b) क्रय-विक्रय के लिए / For trading	111,307.23	214,446.76	93,493.15	144,726.44
(ii)	बाजार के बही- मूल्य के अनुसार स्थिति Marked to Market Positions				
	क/a) आस्ति / Asset	15,041.54	3,705.16	1,333.78	414.73
	ख/b) देयता / Liability	94.67	37.43	338.92	463.89
(iii)	ऋण जोखिम / Credit Exposure	20,205.45	10,574.55	3,715.10	2,671.73
(iv)	ब्याज दर (100* पीवी 01) में एक प्रतिशत परिवर्तन का संभाव्य प्रभाव Likely impact of one percentage change in interest rate (100* PV01)				
	क/a) बचाव-व्यवस्था डेरीवेटिव्स पर / on hedging derivatives	-44.74	-11.56	-23.33	205.32
	ख/b) क्रय-विक्रय डेरीवेटिव्स पर / on trading derivatives	-0.53	63.03	13.51	20.52
v)	वर्ष के दौरान 100* पीवी 01 का अधिकतम एवं न्यूनतम Maximum and Minimum of 100* PV 01 observed during the year				
	क/a) बचाव-व्यवस्था पर / on hedging	5.23 एवं/& -62.92	-7.45 एवं/& -13.32	12.19 एवं/& -44.57	231.79 एवं/& 89.36

घ) बैंक को रु. 455.64 करोड़ राशि की बकाया डेरीवेटिव संविदाओं पर बही में बाजार मूल्य पर अंकन के कारण हानि हुई. बैंक को इसी अवधि में रु. 481.21 करोड़ राशि के डेरीवेटिव लेन-देन पर एक्सचेंज और अन्य आय की प्राप्ति हुई. डेरीवेटिव लेन-देन के कारण बैंक के लाभ और हानि खाते में वित्त वर्ष 2008-09 के लिए रु. 25.57 करोड़ के रूप में निवल प्रभाव पड़ा.

ङ) जहाँ अंतर्निहित आस्तियों/देयताओं को बाजार-बही मूल्य के अनुसार अंकित नहीं किया गया है उनका मूल्य रु. 19897.28 करोड़ (पिछले वर्ष रु. 12833.19 करोड़) है वहाँ डेरीवेटिव्स का बचाव-व्यवस्था करने के लिए उपयोग किया गया है और इस डेरीवेटिव्स पोर्टफोलियो के बाजार-बही मूल्य में कोई हानि नहीं हुई (पिछले वर्ष भी कोई हानि नहीं हुई थी).

d) The Bank has suffered Marked to Market loss on the outstanding Derivative contracts to the extent of Rs. 455.64 crores. In the same period Bank has booked exchange and other income on derivative transactions to the tune of Rs. 481.21 crores. Net impact on Profit & Loss of the Bank on account of derivative transactions is Rs. 25.57 crores as profit for the financial year 2008-09.

e) The outstanding derivatives used for hedging where the underlying assets/liabilities have not been marked to market amounts to Rs. 19897.28 crores (Previous Year Rs. 12833.19 crores) and there is no loss (Previous Year No Loss) in the mark to market value of this derivative portfolio.

18.6 आस्ति - गुणवत्ता

(क) अनर्जक आस्तियां

विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
i) कुल अग्रिमों में निवल अनर्जक आस्तियाँ (%)	1.76%	1.78%
ii) अनर्जक आस्तियों में उतार-चढ़ाव (कुल)		
(क) अथशेष	12837.34	9998.22
(ख) वर्ष के दौरान वृद्धि	11014.81	7899.04
(ग) वर्ष के दौरान कमी	8263.55	5059.92
(घ) इति शेष	15588.60	12837.34
iii) निवल अनर्जक आस्तियों में उतार-चढ़ाव		
(क) अथ शेष	7424.33	5257.72
(ख) वर्ष के दौरान वृद्धि	6736.85	5063.06
(ग) वर्ष के दौरान कमी	4609.16	2896.45
(घ) इति शेष	9552.02	7424.33
iv) अनर्जक आस्तियों के प्रावधानों में उतार-चढ़ाव		
(क) अथ शेष	5413.01	4740.50
(ख) वर्ष के दौरान किए गए प्रावधान	4277.96	2835.98
(ग) अतिरिक्त प्रावधानों का अपलेखन / प्रतिलेखन	3654.39	2163.47
(घ) इति शेष	6036.58	5413.01

18.6 Asset Quality

a) Non-Performing Asset

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
i) Net NPAs to Net Advances (%)	1.76%	1.78%
ii) Movement of NPAs (Gross)		
(a) Opening balance	12837.34	9998.22
(b) Additions during the year	11014.81	7899.04
(c) Reductions during the year	8263.55	5059.92
(d) Closing balance	15588.60	12837.34
iii) Movement of Net NPAs		
(a) Opening balance	7424.33	5257.72
(b) Additions during the year	6736.85	5063.06
(c) Reductions during the year	4609.16	2896.45
(d) Closing balance	9552.02	7424.33
iv) Movement of provisions for NPAs		
(a) Opening balance	5413.01	4740.50
(b) Provisions made during the year	4277.96	2835.98
(c) Write-off / write-back of excess provisions	3654.39	2163.47
(d) Closing balance	6036.58	5413.01

ख) पुनर्संरचना के अधीन ऋण आस्तियों का ब्योरा

b) Details of Loan Assets subjected to Restructuring

I. 1 अप्रैल 2008 से 27 अगस्त 2008 की अवधि के दौरान पुनर्संरचना, पुनर्निर्धारण, पुनःपरक्रामण अधीन ऋण आस्तियाँ

Loan Assets subjected to restructuring, rescheduling & renegotiation during the period from 1st April 2008 to 27th August 2008

विवरण/ Particulars	कारपोरेट ऋण पुनर्संरचना (सीडीआर) योजना के अधीन (क) Under Corporate Debt Restructuring (CDR) Scheme (A)	लघु और मध्यम उद्यम योजना के अधीन (ख) Under Small & Medium Enterprises Scheme (B)	सीडीआर और एसएमई योजना के अलावा (ग) Other than under CDR & SME Scheme(C)	योग Total क + ख + ग A+B+C
i) पुनर्संरचना, पुनर्निर्धारण, पुनःपरक्रामण अधीन ऋण आस्तियों की कुल राशि Total amount of loan assets subjected to restructuring, rescheduling, renegotiation	367.01 (322.54)	91.83 (52.89)	1574.67 (1045.97)	2033.51 (1421.40)
(ii) पुनर्संरचना, पुनर्निर्धारण, पुनःपरक्रामण अधीन मानक आस्तियों की राशि The amount of Standard Assets subjected to restructuring, rescheduling, renegotiation	352.42 (288.53)	91.11 (18.88)	1571.74 (1019.45)	2015.27 (1326.86)
(iii) पुनर्संरचना, पुनर्निर्धारण, पुनः परक्रामण अधीन अवमानक आस्तियों की राशि The amount of Sub-Standard Assets subjected to restructuring, rescheduling, renegotiation	14.59 (26.09)	0.05 (0.04)	2.92 (26.02)	17.56 (52.15)
(iv) पुनर्संरचना, पुनर्निर्धारण, पुनः परक्रामण अधीन संदिग्ध आस्तियों की राशि The amount of Doubtful Assets subjected to restructuring, rescheduling, renegotiation	0 (7.92)	0.67 (33.97)	0.01 (0.50)	0.68 (42.39)

II. (i) 28 अगस्त 2008 से 31 मार्च 2009 तक की अवधि के दौरान पुनर्संरचना, पुनर्निर्धारण, और पुनःपरक्रामण के अधीन

Loan Assets subjected to restructuring, rescheduling & renegotiation during the period from 28th August 2008 to 31st March 2009

विवरण Particulars	विवरण Particulars	सीडीआर व्यवस्था CDR Mechanism	एसएमई ऋण पुनर्संरचना SME Debt Restructuring	अन्य Others	योग Total
पुनर्संरचनागत मानक अग्रिम Standard advances restructured	उधारकर्त्ताओं की सं. No. of Borrowers	29	6355	30859	37243
	बकाया राशि Amount outstanding	285.01	1290.50	9201.83	10777.34
	उत्सर्जन (उचित मूल्य में ह्रास) Sacrifice (diminution in the fair value)	22.09	20.87	155.73	198.69
पुनर्संरचनागत अवमानक अग्रिम Sub standard advances restructured	उधारकर्त्ताओं की सं. No. of Borrowers	3	184	1473	1660
	बकाया राशि Amount outstanding	15.06	53.87	81.35	150.28
	उत्सर्जन (उचित मूल्य में ह्रास) Sacrifice (diminution in the fair value)	0	0.82	2.34	3.16
पुनर्संरचनागत संदिग्ध अग्रिम Doubtful advances restructured	उधारकर्त्ताओं की सं. No. of Borrowers	0	5	214	219
	बकाया राशि Amount outstanding	0	1.96	72.17	74.13
	Sacrifice (diminution उत्सर्जन (उचित मूल्य में ह्रास) in the fair value)	0	0.21	3.09	3.30
योग TOTAL	उधारकर्त्ताओं की सं. No. of Borrowers	32	6544	32546	39122
	बकाया राशि Amount outstanding	300.07	1346.33	9355.35	11001.75
	उत्सर्जन (उचित मूल्य में ह्रास) Sacrifice (diminution in the fair value)	22.09	21.90	161.16	205.15

(ii). पुनर्संरचित खातों के संबंध में अतिरिक्त प्रकटीकरण *:-

(ii). **Additional disclosure regarding restructured accounts*:-**

क्रम सं. Sr. No.	प्रकटीकरण Disclosures	संख्या Number	राशि Amount
1	उन खातों, जो 1 सितम्बर 2008 को मानक थे, के लिए 31मार्च 2009 तक पुनर्संरचना के लिए प्राप्त आवेदन Application received up to March 31, 2009 for restructuring, in respect of accounts which were standard as on September 1, 2008.	43290	21792.86
2	(1) के प्रस्ताव 31 मार्च 2009 को अनुमोदित एवं कार्यान्वित किए गए और इस प्रकार विशेष विनियामक कार्रवाई के योग्य हो गए तथा तुलनपत्र की तिथि को उनका वर्गीकरण मानक आस्तियों के रूप में किया गया Of (1), proposals approved and implemented as on March 31, 2009 and thus became eligible for special regulatory treatment and classified as standard assets as on the date of the balance sheet.	37243	10777.34
3	(1) के प्रस्ताव 31 मार्च 2009 को अनुमोदित एवं कार्यान्वित किए गए किन्तु उन्हें मानक श्रेणी में शामिल नहीं किया जा सका Of (1), proposals approved and implemented as on March 31, 2009 but could not be upgraded to the standard category.	1128	64.36
4	(1) के प्रक्रिया/कार्यान्वयन के अधीन प्रस्ताव, जो 31 मार्च 2009 को मानक थे Of (1), proposals under process/ implementation which were standard as on March 31, 2009.	3270	8786.69
5	(1) के प्रक्रिया/कार्यान्वयन के अधीन प्रस्ताव जो 31 मार्च 2009 को अनर्जक आस्तियाँ हो गए, किन्तु पैकेज के पूर्ण कार्यान्वयन पर उनका वर्गीकरण मानक आस्तियों के रूप में किए जाने की संभावना है Of (1), proposals under process/ implementation which turned NPA as on March 31, 2009 but are expected to be classified as standard assets on full implementation of the package.	1649	2164.47

*(जैसा कि प्रबंधन द्वारा संकलित किया गया और लेखापरीक्षकों द्वारा स्वीकार किया गया)

*(as compiled by management and relied upon by the auditors)

ग) आस्ति पुनर्निर्माण के लिए प्रतिभूतिकरण कंपनी (एससी) / पुनर्निर्माण कंपनी (आरसी) को बिक्री की गई वित्तीय आस्तियों का ब्योरा

विवरण	चालू वर्ष	पिछला वर्ष
i) खातों की संख्या	5	2
ii) प्रतिभूतिकरण कंपनी / पुनर्निर्माण कंपनी (एससी/आरसी) को बिक्री किए गए खातों का कुल मूल्य (प्रावधान घटाकर)	15.20	16.61
iii) समग्र प्रतिफल	92.93*	19.87
iv) पूर्ववर्ती वर्षों में अंतरित खातों के संबंध में प्राप्त अतिरिक्त प्रतिफल	निरंक	निरंक
v) निवल बही मूल्य से अधिक कुल लाभ / (हानि)	77.73	3.26

घ) क्रय की गई अनर्जक वित्तीय आस्तियों का ब्योरा:

विवरण	चालू वर्ष	पिछला वर्ष
1) (क) वर्ष के दौरान क्रय किए गए खातों की सं.	निरंक	1
(ख) कुल बकाया राशि	निरंक	6.35
2) (क) इनमें से वर्ष के दौरान पुनर्संरचनागत खातों की संख्या	निरंक	निरंक
(ख) कुल बकाया राशि	निरंक	निरंक

ङ) बिक्री की गई अनर्जक वित्तीय आस्तियों का ब्योरा:

विवरण	चालू वर्ष	पिछला वर्ष
1) बिक्री किए गए खातों की सं.	5	2
2) कुल बकाया राशि	288.77	25.22
3) प्राप्त समग्र प्रतिफल	92.93*	19.87

*भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार रु.1/- पर अंकित रु. 34.75 करोड़ की प्रतिभूति रसीदें इसमें शामिल नहीं हैं.

च) मानक आस्तियों पर प्रावधान :

बैंक द्वारा भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार मानक आस्तियों (पुनर्संरचनागत मानक आस्तियों के लिए प्रावधान सहित) पर किया गया प्रावधान निम्नानुसार है :

विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
मानक आस्तियों के लिए किए गए प्रावधान	2245.14*	1981.62

* इसमें पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण अंतरित रु.59.50 करोड़ की राशि शामिल है. इसमें चालू वर्ष के दौरान विदेश स्थित कार्यालयों के लिए किए गए प्रावधान की रु. 30.79 करोड़ की राशि शामिल नहीं है.

c) Details of financial assets sold to Securitisation Company (SC) / Reconstruction Company (RC) for Asset Reconstruction

Particulars	Current Year	Previous Year
i) No. of Accounts	5	2
ii) Aggregate value (net of provisions) of accounts sold to SC/RC	15.20	16.61
iii) Aggregate consideration	92.93*	19.87
iv) Additional consideration realized in respect of accounts transferred in earlier years	Nil	Nil
v) Aggregate gain / (loss) over net book value	77.73	3.26

d) Details of non-performing financial assets purchased:

Particulars	Current Year	Previous Year
1) (a) No. of Accounts purchased during the year	Nil	1
(b) Aggregate outstanding	Nil	6.35
2) (a) Of these, number of accounts restructured during the year	Nil	Nil
(b) Aggregate outstanding	Nil	Nil

e) Details of non-performing financial assets sold:

Particulars	Current Year	Previous Year
1) No. of Accounts sold	5	2
2) Aggregate outstanding	288.77	25.22
3) Aggregate consideration received	92.93*	19.87

* Does not include Security Receipts of Rs. 34.75 crores recognised at Re 1/- in accordance with RBI guidelines.

f) Provision on Standard Assets:

The Provision on Standard Assets held by the Bank in accordance with RBI guidelines is as under:

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Provision towards Standard Assets	2245.14*	1981.62

* Includes Rs. 59.49 crores transferred on acquisition of eSBS.Excludes Rs. 30.79 crores made for Foreign offices during current year.

छ) व्यवसाय अनुपात :

विवरण	चालू वर्ष	पिछला वर्ष
i. कार्यशील निधियों की तुलना में ब्याज आय का प्रतिशत	7.29%	7.32%
ii. कार्यशील निधियों की तुलना में ब्याजेतर आय का प्रतिशत	1.45%	1.30%
iii. कार्यशील निधियों की तुलना में परिचालन लाभ का प्रतिशत	2.05%	1.96%
iv. आस्तियों पर प्रतिलाभ	1.04%	1.01%
v. प्रति कर्मचारी व्यवसाय (जमाराशियाँ एवं अग्रिम जोड़कर) (रु. हजार में)	55600	45600
vi. प्रति कर्मचारी लाभ (रु. हजार में)	473.77	372.57

g) **Business Ratios**

Particulars	Current Year	Previous Year
i. Interest Income as a percentage to Working Funds	7.29 %	7.32%
ii. Non-interest income as a percentage to Working Funds	1.45 %	1.30%
iii. Operating Profit as a percentage to Working Funds	2.05 %	1.96%
iv. Return on Assets	1.04 %	1.01%
v. Business (Deposits plus advances) per employee (Rs. in thousands)	55600	45600
vi. Profit per employee (Rs. in thousands)	473.77	372.57

ज) आस्ति देयता प्रबंधन : 31 मार्च 2009 की स्थिति के अनुसार आस्तियों और देयताओं की कुछ मदों की परिपक्वता का स्वरूप

h) Asset Liability Management : Maturity pattern of certain items of assets and liabilities as at 31st March 2009.

	14 दिन तक Upto 14 days	15 से 28 दिन 15 to 28 days	29 दिन से 3 मास 29 days to 3 months	3 मास से अधिक किंतु 6 मास तक Over 3 months & upto 6 months	6 मास से अधिक किंतु 1 वर्ष तक Over 6 months & upto 1 year	1 वर्ष से अधिक किंतु 3 वर्ष तक Over 1 year & upto 3 years	3 वर्ष से अधिक किंतु 5 वर्ष तक Over 3 years & upto 5 years	5 वर्ष से अधिक Over 5 years	योग TOTAL
जमाराशियाँ Deposits	83690.40 (66386.15)	14592.93 (6317.86)	37853.31 (22983.65)	56627.41 (25871.69)	86114.19 (36525.64)	181909.61 (118495.71)	102864.77 (93357.76)	178420.51 (167465.48)	742073.13 (537403.94)
अग्रिम Advances	87221.68 (78308.83)	8026.04 (12467.60)	33299.25 (12966.63)	26620.89 (11380.72)	19452.19 (15298.44)	240706.90 (168907.79)	42276.20 (43212.08)	84900.05 (74226.11)	542503.20 (416768.20)
विनिधान Investments	18024.74 (83.68)	4494.75 (1325.32)	21733.42 (3729.36)	7848.99 (5208.98)	6777.18 (6274.24)	32238.61 (38455.91)	60331.76 (33888.13)	124504.50 (100535.65)	275953.95 (189501.27)
उधार-राशियाँ Borrowings	12362.18 (11629.39)	5531.82 (5726.92)	10490.96 (15887.11)	8523.60 (4142.76)	4384.83 (7130.49)	9173.88 (5860.76)	3052.88 (771.99)	193.53 (577.99)	53713.68 (51727.41)
विदेशी मुद्रा आस्तियाँ Foreign Curency Assets	28940.13 (29826.39)	7332.46 (9739.96)	29855.55 (4285.54)	19109.41 (4120.29)	5943.45 (4406.49)	17732.69 (8034.06)	11663.61 (7861.81)	11379.36 (11056.80)	131956.66 (79331.34)
विदेशी मुद्रा देयताएँ Foreign Currency Liabilties	31287.61 (16335.17)	9152.31 (8157.90)	14704.28 (17578.48)	15303.09 (7513.62)	14831.34 (13431.40)	17878.41 (11628.58)	6550.34 (2603.73)	1677.01 (1301.36)	**111384.39** (78550.24)

(कोष्ठकों में दिए गए आंकड़े 31 मार्च 2008 के हैं)

(Figures in brackets are as at 31st March 2008)

18.7 ऋण-जोखिम से संबंधित क्षेत्र

बैंक उन क्षेत्रों को ऋण प्रदान कर रहा है, जिनके आस्ति मूल्य में उतार-चढ़ाव होता रहता है. स्थावर संपदा और पूंजी बाजार के क्षेत्र ऐसे ही अस्थिर क्षेत्र हैं.

क) स्थावर संपदा क्षेत्र

विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
क) प्रत्यक्ष ऋण-जोखिम		
i) आवासीय बंधक	46,281.86	42,116.80
जिनमें से रु. 20 लाख तक के व्यक्तिगत आवास ऋण	30,146.88	33,103.18
ii) वाणिज्यिक स्थावर संपदा	16,939.71	11,958.38
iii) बंधक समर्थित प्रतिभूतियों (एमबीएस) तथा अन्य प्रतिभूतिकृत ऋण-जोखिमों में विनिधान :	667.26	-
आवासीय	5.25	-
वाणिज्यिक स्थावर संपदा	662.01	-
अप्रत्यक्ष ऋण-जोखिम		
राष्ट्रीय आवास बैंक (एनएचबी) तथा आवास वित्त कंपनियों (एचएफसी) में निधि आधारित और गैर-निधि आधारित ऋण-जोखिम	216.14	3,795.36
योग	**64,104.97**	**57,870.54**

18.7 Exposures

The Bank has lending to sectors which are sensitive to asset price fluctuations. These sensitive sectors are real estate and capital markets.

a) Real Estate Sector

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Direct exposure		
i) Residential Mortgages	46,281.86	42,116.80
- Of which individual housing loans up to Rs.20 Lakhs	30,146.88	33,103.18
ii) Commercial Real Estate	16,939.71	11,958.38
iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:	667.26	—
Residential	5.25	—
Commercial Real Estate	662.01	—
Indirect Exposure		
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	216.14	3,795.36
Total	**64,104.97**	**57,870.54**

ख) पूंजी बाजार

विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
1) इक्विटी शेयरों, परिवर्तनशील बांडों, परिवर्तनशील डिबेंचरों तथा इक्विटी सम्बद्ध म्यूचुअल फंडों की यूनिटों में - ऐसे प्रत्यक्ष विनिधान जिनकी राशि का सिर्फ कारपोरेट-ऋण में विनिधान नहीं किया गया है,	5793.37	5,352.53
2) शेयरों/बांडों/डिबेंचरों या अन्य प्रतिभूतियों पर दिए गए ऋण अथवा शेयरों (आइपीओ/इएसओपी सहित) परिवर्तनशील बांडों, परिवर्तनशील डिबेंचरों तथा इक्विटी सम्बद्ध म्यूचुअल फंडों की यूनिटों में विनिधान के लिए बेजमानती (क्लीन) आधार पर व्यक्तियों को दिए गए अग्रिम	26.94	367.47
3) किसी अन्य प्रयोजन के लिए अग्रिम जहाँ शेयरों अथवा परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों को अथवा इक्विटी सम्बद्ध म्यूचुअल फंड की यूनिटों को प्राथमिक प्रतिभूति के रूप में लिया गया है.	43.89	32.38
4) किसी अन्य प्रयोजन के लिए ऐसे अग्रिम जिनके लिए शेयरों अथवा परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों अथवा इक्विटी सम्बद्ध म्यूचुअल फंडों की यूनिटों की संपार्श्विक प्रतिभूति दी गई है अर्थात् जहाँ शेयरों/परिवर्तनशील बांडों/परिवर्तनशील डिबेंचरों/इक्विटी सम्बद्ध म्यूचुअल फंडों की यूनिटों के अतिरिक्त प्राथमिक प्रतिभूति अग्रिम की राशि की पूर्ण - प्रतिभूति के रूप में अपर्याप्त है.	734 .26	45.68
5) शेयर दलालों को प्रतिभूत और अप्रतिभूत अग्रिम और शेयर दलालों एवं बाजार - नियामकों (मार्केट मेकर्स) की ओर से जारी गारंटियाँ	17.52	277.37
6) संसाधनों को बढ़ाने की प्रत्याशा से नई कंपनी की इक्विटी में प्रमोटर के अंशदान का हिस्सा पूरा करने के लिए कारपोरेटों को शेयरों/बांडों/डिबेंचरों या अन्य प्रतिभूतियों अथवा बेजमानती आधार पर संस्वीकृत ऋण		200.00
7) अपेक्षित इक्विटी प्रवाह/शेयर निर्गमों के सापेक्ष कम्पनियों को दिए गए पूरक ऋण		-
8) शेयरों या परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों या इक्विटी सम्बद्ध म्यूचुअल फंडों के प्राथमिक शेयर निर्गम के संबंध में बैंक द्वारा किया गया हामीदारी कारोबार.		-
9) शेयरदलालों को मार्जिन क्रय-विक्रय के लिए वित्तपोषण	0.08	0.20
10) उद्यम - पूंजी निधियों से संबंधित ऋण -जोखिम	358.27	312.72
पूंजी बाजार में कुल ऋण-जोखिम	**6974.33**	**6588.35**

b) **Capital Market**

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
1) Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the corpus of which is not exclusively invested in corporate debt.	5793.37	5,352.53
2) Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds.	26.94	367.47
3) Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security.	43.89	32.38
4) Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/ convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances.	734 .26	45.68
5) Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.	17.52	277.37
6) Loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources.	—	200.00
7) Bridge loans to companies against expected equity flows/issues.	—	—
8) Underwriting commitments taken up by the Banks in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds.	—	—
9) Financing to stockbrokers for margin trading.	0.08	0.20
10) Exposures to Venture Capital Funds	358.27	312.72
Total Exposure to Capital Market	**6974.33**	**6588.35**

ग) **वर्गवार-देशवार जोखिम**

भारतीय रिज़र्व बैंक के वर्तमान दिशा-निर्देशों के अनुसार, बैंक के देशवार ऋण-जोखिम का वर्गीकरण निम्न तालिका में सूचीबद्ध विभिन्न जोखिम वर्गों में किया गया है. नगण्य जोखिम श्रेणी वाले देश को छोड़कर, बैंक का देशगत जोखिम (कुल निधिक) - इसकी कुल ऋण आस्तियों के 1% से अधिक नहीं है. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार रु. 25.03 करोड़ का प्रावधान किया गया है.

c) **Country-Risk Categorywise**

As per the extant RBI guidelines, the country where exposure of the Bank is categorised into various risk categories listed in the following table. The country exposure (net funded) of the Bank for any country does not exceed 1% of its total assets except to a country in insignificant risk category. Provision of Rs. 25.03 crores has been made in accordance with RBI guidelines.

जोखिम वर्ग Risk Category	ऋण-जोखिम (निवल) Exposure (net)		धारिता Provision held	
	31 मार्च 2009 की स्थिति के अनुसार As at 31-Mar-2009	31 मार्च 2008 की स्थिति के अनुसार As at 31-Mar-2008	31 मार्च 2009 की स्थिति के अनुसार As at 31-Mar-2009	31 मार्च 2008 की स्थिति के अनुसार As at 31-Mar-2008
नगण्य / Insignificant	33980.08	22208.55	25.03	12.50
कम / Low	10859.90	5185.89	निरंक / Nil	निरंक / Nil
सामान्य / Moderate	6237.82	4713.24	निरंक / Nil	निरंक / Nil
अधिक / HIgh	4783.54	3314.57	निरंक / Nil	निरंक / Nil
अत्यधिक / Very HIgh	1022.73	1015.84	निरंक / Nil	निरंक / Nil
प्रतिबंधित / ऋण में शामिल न होने वाले Restricted / Off-Credit	765.16	19.50	निरंक / Nil	निरंक / Nil
योग / Total	57649.23	36457.59	25.03	12.50

घ) बैंक द्वारा अतिक्रमित एकल उधारकर्त्ता तथा समूह उधारकर्त्ता ऋण जोखिम सीमा का ब्योरा :

d) **Single Borrower and Group Borrower exposure limits exceeded by the Bank :**

बैंक ने निम्नलिखित मामलों में यथोचित सीमा के अतिक्रमण में एकल उधारकर्ता ऋण-जोखिम लिए :

The Bank had taken single borrower exposure in excess of the prudential limit in the cases given below :

उधारकर्ता का नाम Name of the Borrower	ऋण-जोखिम की उच्चतम सीमा Exposure ceiling	संस्वीकृत सीमा (चरम स्तर) Limit Sanctioned (Peak Level)	सीमा के अतिक्रमण की अवधि Period during which limit exceeded	31.03.09 को बकाया Outstanding as on 31.03.09
रिलायंस इंडस्ट्रीज लि.			मई 2008 से अगस्त 2008	
Reliance Industries Ltd.	10,464.39	13,764.04	May 2008 to August 2008	
	10,770.67	14,129.89	सितम्बर 2008 से मार्च 2009 तक / September 2008 to March 2009	11,197.65
इंडियन ऑयल कारपोरेशन लि.			अप्रैल April 2008	
Indian Oil Corporation Ltd.	10,464.39	10,503.72	जुलाई 08 से अगस्त 08 July 2008 to August 2008	
	17,440.66	20,241.17	सितम्बर 08 से मार्च 09 September 2008 to March 2009	14,791.97
	17,915.13	20,533.87		

* बोर्ड के अनुमोदन से / with the approval of the Board

ड.) अनुषंगियों को जारी चुकौती आश्वासन पत्र:

बैंक ने अपने सहयोगियों की ओर से चुकौती आश्वासन पत्र जारी किए हैं. 31 मार्च 2009 को चुकौती आश्वासन पत्रों की कुल बकाया राशि रु.166.45 करोड़ (पिछले वर्ष रु.341.23 करोड़) थी. बैंक के आकलन के अनुसार कोई वित्तीय प्रभाव पड़ने की संभावना नहीं.

च.) आरक्षितियों से आहरण:

वर्ष के दौरान बैंक ने आरक्षितियों से निम्नलिखित राशि आहरित की है:

विवरण	31मार्च 2009 की स्थिति के अनुसार	31मार्च 2008 की स्थिति के अनुसार
लेखा मानक 15 (संशोधित 2005) के संक्रमणीय दायित्व का कार्यान्वयन	-	4075.64
समाधान के अंतर्गत ड्राफ्टों के भुगतान के लिए	-	0.10
ईएसपीएस शेयरों पर लाभांश और इस पर लाभांश वितरण कर	8.58	

18.8 विविध

क) भारतीय रिज़र्व बैंक द्वारा लगाए गए दंडों का प्रकटीकरण

निरंक (पिछला वर्ष - निरंक)

ख) ग्राहक - शिकायतों की स्थिति :

विवरण	31मार्च 2009 की स्थिति के अनुसार	31मार्च 2008 की स्थिति के अनुसार
वर्ष के आरंभ में विचाराधीन शिकायतों की संख्या	1030	454
पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण वृद्धि	258	-
वर्ष के दौरान प्राप्त शिकायतों की संख्या	23571	16461
वर्ष के दौरान निवारण की गई शिकायतों की संख्या	23709	15885
वर्ष के अंत में विचाराधीन शिकायतों की संख्या	1150	1030

ग) बैंकिंग लोकपाल द्वारा पारित अधिनिर्णय:

विवरण	चालू वर्ष	पिछला वर्ष
वर्ष के आरंभ में कार्यान्वित नहीं किए गए अधिनिर्णयों की संख्या	4	0
वर्ष के दौरान बैंकिंग लोकपाल द्वारा पारित अधिनिर्णयों की संख्या	19	22
वर्ष के दौरान कार्यान्वित अधिनिर्णयों की संख्या	22	18
वर्ष के अंत में कार्यान्वित नहीं किए गए अधिनिर्णयों की संख्या	1	4

घ) बैंक को आपूर्तिकर्त्ताओं से व्यष्टि, लघु एवं मध्यम उद्यम विकास अधिनियम 2006 के अंतर्गत - उनकी स्थिति से सम्बद्ध चूंकि कोई सूचना प्राप्त नहीं हुई है, अत: वर्ष के अंत में, उक्त अधिनियम के अंतर्गत ब्याज सहित भुगतान न की गई राशि के संबंध में न तो कोई प्रकटीकरण किया गया है और न ही विलम्बित भुगतान की स्थिति से ब्याज-प्रावधान का इस समय अनुमान लगाना संभव है.

e) **Letter of Comfort issued for Subsidiaries:**

The Bank has issued letters of comfort on behalf of its subsidiaries. Outstanding letters of comfort as on 31st March 2009 aggregate to Rs. 166.45 crores (Previous Year Rs. 341.23 crores.) In the Bank's assesment no financial impact is likely to arise.

f) **Withdrawal from Reserves:**

During the year, the bank has withdrawn following amount from the Reserves:

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Transitional liability on implementation of AS 15 (Revised 2005)	—	4075.64
On account of payment of Drafts under reconciliation	—	0.10
Dividend on account of ESPS shares and dividend distribution tax thereon	8.58	-

18.8 Miscellaneous

a) **Disclosure of Penalties imposed by RBI:**

Nil (Previous year - Nil)

b) **Status of customer complaints:**

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
No. of complaints pending at the beginning of the year	1030	454
Addition on account of aqusition of eSBS	258	—
No. of complaints received during the year	23571	16461
No. of complaints redressed during the year	23709	15885
No. of complaints pending at the end of the year	1150	1030

c) **Awards passed by the Banking Ombudsman:**

Particulars	Current Year	Previous Year
No. of unimplemented Awards at the beginning of the year	4	0
No. of Awards passed by the Banking Ombudsman during the year	19	22
No. of Awards implemented during the year	22	18
No. of unimplemented Awards at the end of the year	1	4

d) The bank has not received any intimation from the suppliers regarding their status under the Micro, Small & Medium Enterprises Development Act, 2006 and hence the disclosures relating to amount unpaid as at the end of the year together with interest payable as required under the said act has not been furnished and provision for interest, if any, on delayed payment is not ascertainable at this stage

18.9 लेखा मानकों के अनुसार प्रकटीकरण की आवश्यकता

क) लेखा नीति में परिवर्तन

बैंक वर्ष के अंत में किए गए स्वतंत्र बीमांकिक मूल्यांकन के आधार पर ट्रस्टियों द्वारा नियंत्रित पेंशन फंड में वार्षिक अंशदान कर रहा है. बैंक ने एसबीआइ पेंशन फंड नियमावली के अनुसार पेंशन फंड में मूल वेतन की 10% राशि का अपना अंशदान करने का निर्णय लिया है. शेष राशि के लिए बीमांकिक देयता के अनुसार पूर्ण रूप से प्रावधान किया गया है और यह राशि पेंशनरों के संबंध में निपटान करने के लिए एक विशेष प्रावधान खाते में रखी गई है.

इस परिवर्तन के कारण कर पश्चात् लाभ में, रु. 508 करोड़ की आस्थगित कर आस्ति के रूप में, रु. 296 करोड़ की वृद्धि हुई है.

ख) अनुषंगियों, संयुक्त उद्यमों, सहयोगी कंपनियों में विनिधान/वायदे

1. भारतीय स्टेट बैंक ने रु. 13.76 करोड़ की पूंजी से एक पूर्ण स्वामित्व वाली अनुषंगी, एसबीआइ कस्टोडियल सर्विसेज प्रा. लि, स्थापित की है. इसमें बैंक की 65% साझेदारी से सोसाइटी जनरल, फ्रांस के साथ संयुक्त उद्यम करार किया गया है. भारतीय रिज़र्व बैंक ने कथित संयुक्त उद्यम का अनुमोदन कर दिया है और बैंक को सेबी से अनुमोदन प्राप्त होने की प्रतीक्षा है. इस संयुक्त उद्यम की अधिकृत शेयर पूंजी रु.100 करोड़ तक प्रस्तावित की गई.
2. बैंक की एक अनुषंगी, इंडियन ओशन इंटरनेशनल बैंक (आइओआइबी) का बैंक की दूसरी अनुषंगी एसबीआइ इंटरनेशनल (मॉरीशस) लि. में समामेलन किया गया है और समामेलित कंपनी का नाम एसबीआइ (मॉरीशस) लि. के रूप में परिवर्तित हुआ है तथा वह प्राइवेट लिमिटेड कंपनी की अपनी पूर्ववर्ती स्थिति से सार्वजनिक लिमिटेड कंपनी के रूप में परिवर्तित हुई है. विलय की योजना को बैंक ऑफ मॉरीशस ने 1 अप्रैल 2008 की नियत तिथि से संस्वीकृत किया है. परिणामस्वरूप, एसबीआइ (मॉरीशस) में बैंक का अंश 98% शेयर धारिता (विलय-पूर्व) से घट कर 31 मार्च 2009 की स्थिति के अनुसार 93.40% शेयर धारिता (विलय-उपरांत) हो गई है.
3. बैंक ने साधारण बीमा प्रदान करने के लिए रु. 20 करोड़ की अधिकृत शेयर पूंजी के साथ एसबीआइ जनरल इंश्योरेंस कंपनी लिमिटेड निगमित की है, जो विनियामक अनुमोदन प्राप्त होने के अधीन है. बैंक ने साधारण बीमा व्यवसाय संचालित करने के लिए इंश्योरेंस आस्ट्रेलिया ग्रुप (आइएजी) के साथ संयुक्त उद्यम करार पर हस्ताक्षर किया है. बैंक के पास इस संयुक्त उद्यम में 74% इक्विटी रहेगी, जबकि आइएजी के पास 26% इक्विटी रहेगी.
4. बैंक ने भारत में विभिन्न संरचनागत परियोजनाओं में विनिधान हेतु यूएस डालर 3 बिलियन की संरचनागत निधि के निर्धारण के लिए मैक्वारी कैपिटल ग्रुप, आस्ट्रेलिया और आइएफसी, वाशिंग्टन के साथ संयुक्त उद्यम करार पर हस्ताक्षर किया है, जिसके लिए भारतीय रिज़र्व बैंक और सरकार से अनुमोदन प्राप्त हो गया है.
5. बैंक ने भारत में विविध क्षेत्रों में विनिधान हेतु एक सामान्य निधि के सृजन के उद्देश्य से स्टेट जनरल रिज़र्व फंड (एसजीआरएफ), ओमान, उस देश की सरकारी निधि के साथ, सहमति ज्ञापन (एमओयू) पर हस्ताक्षर किया है. भारतीय रिज़र्व बैंक का अनुमोदन प्राप्त हो गया है, भारत सरकार का अनुमोदन प्रतीक्षित है.
6. बैंक तथा एसबीआइ कैपिटल मार्केट्स लि. (एसबीआइ कैप) के बोर्ड ने भारतीय स्टेट बैंक द्वारा एसएसएल की नियंत्रक कंपनी एसबीआइ कैप से एसबीआइ कैप सिक्युरिटीज लिमिटेड (एसएसएल) को इसकी अनुषंगी के रूप में अधिकार में लेने का अनुमोदन प्रदान कर दिया है, जो विनियामक अनुमोदन प्राप्त होने के अधीन है.

ग) कर्मचारी - हितलाभ

i. नियत हितलाभ योजनाएँ

निम्न तालिका में लेखा मानक - 15 (संशोधित 2005) की अपेक्षानुसार नियत हितलाभ पेंशन योजना, ग्रेच्युटी योजना की स्थिति प्रस्तुत की गई है :

विवरण	पेंशन योजना		ग्रेच्युटी	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
नियत हितलाभ - दायित्व के वर्तमान मूल्य में परिवर्तन				
1 अप्रैल 2008 को नियत हितलाभ दायित्व योजना का आरंभ	16810.00	15929.00	3544.18	3527.00
स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण पर अर्जित देयता	571.36	—	121.66	—
वर्तमान सेवा लागत	755.83	423.14	130.20	126.15
ब्याज लागत	1362.00	1290.00	285.00	285.00
बीमांकिक हानियाँ (लाभ)	905.07	219.62	-88.56	-72.97
प्रदत्त हितलाभ	-1075.54	-1051.76	-214.30	-321.00
31 मार्च 2009 को नियत हितलाभ दायित्व योजना का इतिशेष	19328.72	16810.00	3778.18	3544.18

18.9 Disclosure Requirements as per Accounting Standards

a) Changes in Accounting Policy

The Bank has been making annual contributions to the pension fund administered by trustees based on an independent actuarial valuation carried out at the year end. The Bank has decided to make its contribution to the Pension Fund at 10% of the basic salary in terms of SBI pension Fund Rules. The balance amount as per actuarial liability is fully provided for and kept in a special provision account for settlement to pensioners.

Consequent to this change, the profit after tax has gone up by Rs. 296 crores after considering the deferred tax asset of Rs. 508 crores.

b) Investments / Commitments in Subsidiaries, Joint Ventures, Associates

1. SBI has established a wholly owned subsidiary, SBI Custodial Services Pvt. Ltd., with a capital of Rs. 13.76 crores. A joint venture agreement has been entered with Societe Generale, France, with the bank having 65% stake. RBI has approved the said joint venture and the bank is awaiting approval from SEBI. The authorised share capital of the joint venture is envisaged at Rs. 100 crores.
2. The Bank's subsidiary, Indian Ocean International Bank (IOIB) amalgamated with SBI International (Mauritius) Ltd, another subsidiary of the Bank and the amalgamated entity's name has been changed to SBI (Mauritius) Ltd. and converted as a Public Limited Company from its erstwhile status as a Private Limited Company. The Scheme of Merger has been sanctioned by Bank of Mauritius from 1st April 2008, being the appointed date. Consequently, the Bank's stake in SBI (Mauritius) has reduced from a 98% holding (pre-merger) to 93.40% holding as at 31st March 2009 (post-merger).
3. The bank has incorporated SBI General Insurance Company Limited, with authorised share capital of Rs. 20 crores, for providing General Insuarance subject to regulatory approvals. The Bank has signed a joint venture agreement with Insurance Australia Group (IAG) for conducting the General Isuarance business. The bank will hold 74% equity in the JV, while IAG will hold 26% equity.
4. The bank has signed a joint venture with Macquarie Capital Group,Australia and IFC,Washington for setting up an Infrastructure fund of USD 3 billion for investing in various infrastructure projects in India for which RBI and Government approval have been received.
5. The bank has signed an MOU with State General Reserve Fund (SGRF) of Oman, a Sovereign Fund of that country with an objective to set up a general fund to invest in various sectors in India.While the RBI approval has been received , the Government of India approval is awaited.
6. The Boards of the Bank and SBI Capital Markets Ltd. (SBICAP) have approved takeover of SBICAP Securities Limited (SSL) by SBI as its subsidiary from SSL's holding company – SBICAP, subject to necessary regulatory approval.

c) Employee Benefits

i. Defined Benefit Plans

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005)

Particulars	Pension Plans		Gratuity	
	Current Year	Previous Year	Current Year	Previous Year
Change in the present value of the defined benefit obligation				
Opening defined benefit obligation at 1st April 2008	16810.00	15929.00	3544.18	3527.00
Liability acquired on acquisition of State Bank of Saurashtra	571.36	—	121.66	—
Current Service Cost	755.83	423.14	130.20	126.15
Interest Cost	1362.00	1290.00	285.00	285.00
Actuarial losses (gains)	905.07	219.62	-88.56	-72.97
Benefits paid	-1075.54	-1051.76	-214.30	-321.00
Closing defined benefit obligation at 31st March 2009	19328.72	16810.00	3778.18	3544.18

विवरण	पेंशन योजना		ग्रेच्युटी	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
योजना आस्तियों में परिवर्तन				
1 अप्रैल 2008 को योजना आस्तियों का आरंभिक उचित मूल्य	13084.80	12205.26	3544.18	3527.00
स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण पर अर्जित आस्ति	172.91	—	90.21	—
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1046.78	976.42	278.88	269.72
नियोक्ता द्वारा अंशदान	356.44	884.14	49.00	5.00
प्रदत्त हितलाभ	-1075.54	-1051.76	-214.30	-321.00
बीमांकिक लाभ	124.74	70.74	-1.24	63.46
31 मार्च 2009 को योजना आस्तियों के उचित मूल्य का इतिशेष	13710.13	13084.80	3746.73	3544.18
दायित्व के वर्तमान मूल्य तथा योजना आस्तियों के उचित मूल्य का समाधान				
31 मार्च 2009 को निधिक दायित्व का वर्तमान मूल्य	19328.72	16810.00	3778.18	3544.18
31 मार्च 2009 को योजना आस्तियों का उचित मूल्य	13710.13	13084.80	3746.73	3544.18
कमी/ (अधिशेष)	5618.59	3725.20	31.45	—
लेखे मे नहीं ली गई विगत सेवा लागत	—	—	—	—
निवल देयता / (आस्ति)	5618.59	3725.20	31.45	—
तुलनपत्र में शामिल की गई राशि				
देयताएँ	19328.72	16810.00	3778.18	3544.18
आस्तियाँ	13710.13	13084.38	3746.73	3544.18
तुलनपत्र में शामिल निवल देयता/ (आस्ति)	5618.59	3725.20	31.45	—
लाभ और हानि खाते में शामिल निवल लागत				
वर्तमान सेवा लागत	755.83	423.14	130.20	126.15
ब्याज लागत	1362.00	1290.00	285.00	285.00
योजना-आस्तियों पर प्रत्याशित प्रतिलाभ	-1046.78	-976.42	-278.88	-269.72
वर्ष के दौरान शामिल निवल बीमांकिक हानियाँ (लाभ)	780.33	148.88	-87.32	-136.43
नियत लाभ योजनाओं की कुल लागत अनुसूची 16 "कर्मचारियों को भुगतान और उनके लिए प्रावधान" में शामिल किया गया है.	1851.38	885.60	49.00	5.00
योजना आस्तियों पर प्रत्याशित प्रतिलाभ और बीमांकिक प्रतिलाभ का समाधान				
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1046.78	976.42	278.88	269.72
योजना आस्तियों पर बीमांकिक लाभ/(हानि)	124.74	70.74	-1.24	63.46
योजना आस्तियों पर बीमांकिक प्रतिलाभ	1171.52	1047.16	277.64	333.18
तुलनपत्र में शामिल निवल देयता/(आस्ति) के अथ और इति शेष का समाधान				
1 अप्रैल 2008 की स्थिति के अनुसार निवल प्रारंभिक देयता	3725.20	3723.74	—	—

Particulars	Pension Plan		Gratuity	
	Current Year	Previous Year	Current Year	Previous Year
Change in Plan Assets				
Opening fair value of plan assets as at 1st April 2008	13084.80	12205.26	3544.18	3527.00
Asset acquired on acquisition of State Bank of Saurashtra	172.91	—	90.21	—
Expected Return on Plan assets	1046.78	976.42	278.88	269.72
Contributions by employer	356.44	884.14	49.00	5.00
Benefit Paid	-1075.54	-1051.76	-214.30	-321.00
Actuarial Gains	124.74	70.74	-1.24	63.46
Closing fair value of plan assets at 31st March 2009	13710.13	13084.80	3746.73	3544.18
Reconciliation of present value of the obligation and fair value of the plan assets				
Present Value of Funded obligation at 31st March 2009	19328.72	16810.00	3778.18	3544.18
Fair Value of Plan assets at 31st March 2009	13710.13	13084.80	3746.73	3544.18
Deficit/(Surplus)	5618.59	3725.20	31.45	—
Unrecognised Past Service Cost	—	—	—	—
Net Liability/(Asset)	5618.59	3725.20	31.45	—
Amount Recognised in the Balance Sheet				
Liabilities	19328.72	16810.00	3778.18	3544.18
Assets	13710.13	13084.80	3746.73	3544.18
Net Liability / (Asset) recognised in Balance Sheet	5618.59	3725.20	31.45	—
Net Cost recognised in the profit and loss account				
Current Service Cost	755.83	423.14	130.20	126.15
Interest Cost	1362.00	1290.00	285.00	285.00
Expected return on plan assets	-1046.78	-976.42	-278.88	-269.72
Net actuarial losses (Gain) recognised during the year	780.33	148.88	-87.32	-136.43
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	1851.38	885.60	49.00	5.00
Reconciliation of expected return and actual return on Plan Assets				
Expected Return on Plan Assets	1046.78	976.42	278.88	269.72
Actuarial Gain/ (loss) on Plan Assets	124.74	70.74	-1.24	63.46
Actual Return on Plan Assets	1171.52	1047.16	277.64	333.18
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet				
Opening Net Liability as At 1st April 2008	3725.20	3723.74	—	—

विवरण	पेंशन योजना		ग्रेच्युटी	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
लाभ और हानि खाते में शामिल व्यय	1851.38	885.60	49.00	5.00
पूर्ववर्ती एसबीएस के अभिग्रहण से प्राप्त देयताएं	571.36	—	121.66	—
पूर्ववर्ती एसबीएस के अभिग्रहण से प्राप्त आस्तियाँ	172.91	—	90.21	—
नियोक्ता का अंशदान	356.44	884.14	49.00	5.00
तुलनपत्र में शामिल की गई निवल देयता / (आस्ति)	5618.59	3725.20	31.45	—

बैंक को अगले वित्त वर्ष के दौरान अपनी नियत लाभ पेंशन योजना और ग्रेच्युटी योजना में क्रमश: रु.735 करोड़ तथा रु.45 करोड़ का भुगतान करने की आशा है.

31 मार्च 2009 की स्थिति के अनुसार ग्रेच्युटी निधि और पेंशन निधि की योजना - आस्तियों के अधीन किए गए विनिधान निम्नानुसार हैं :

आस्तियों की श्रेणी	ग्रेच्युटी निधि योजना आस्तियों का %	पेंशन निधि योजना आस्तियों का %
केंद्र सरकार की प्रतिभूतियाँ	34.41	
राज्य सरकार की प्रतिभूतियाँ	23.28	
सार्वजनिक क्षेत्र के बांड	36.60	
बैंक में मियादी जमा रसीद/सावधि जमा रसीद	1.71	
बैंक की जमाराशियाँ	1.57	100*
अन्य	2.43	
योग	**100**	**100**

* बैंक में रखी गई

प्रमुख बीमांकिक प्राक्कलन;

विवरण	पेंशन योजनाएँ		ग्रेच्युटी योजनाएँ	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
बट्टा दर	8.00%	8.00%	7.85%	8.00%
योजना आस्ति पर प्रतिलाभ की प्रत्याशित दर	8.00%	8.00%	8.00%	8.00%
वेतन बढ़ोतरी	5.00%	5.00%	5.00%	5.00%

भावी वेतन बढ़ोतरी का पूर्वानुमान, बीमांकिक मूल्यन का प्रतिफलन, मुद्रास्फीति का समावेशन, वरिष्ठता, पदोन्नति तथा अन्य सम्बद्ध कारणों यथा रोजगार-बाजार में आपूर्ति और मांग की स्थिति के आधार पर किया गया है. इस प्रकार के अनुमान बहुत लम्बी अवधि के लिए है और अतीत के सीमित अनुभव /सन्निकट भविष्य की अपेक्षाओं पर आधारित नहीं हैं. अनुभवजन्य साक्ष्य भी यही संकेत करते हैं कि बहुत लम्बी अवधि के दौरान - सतत् उच्च वेतन बढ़ोतरी करते रहना संभव नहीं है लेखापरीक्षकों ने इसे स्वीकार किया है.

ii) कर्मचारी भविष्य निधि

भारतीय सनदी लेखाकार संस्थान के लेखा मानक बोर्ड द्वारा (वर्ष 2005 में संशोधित) लेखा मानक - 15 के कार्यान्वयन संबंधी दिशा-निर्देशों के संदर्भ में, बैंक द्वारा स्थापित कर्मचारी भविष्य निधि नियत लाभ योजना की परिधि में आएगी क्योंकि बैंक को निर्धारित न्यूनतम प्रतिलाभ को पूरा करना है. वर्ष के अंत में ऐसी कोई कमी नहीं बची थी जिसके लिए प्रावधान नहीं किया गया हो. तदनुसार, भविष्य निधि के संबंध में अन्य संबंधित प्रकटीकरणों का उल्लेख नहीं किया गया है. रु. 337.53 करोड़ (पिछले वर्ष रु. 344.60 करोड़) की राशि को लाभ और हानि खाते में "कर्मचारियों के भुगतान और उनके लिए प्रावधान" शीर्ष के अंतर्गत शामिल बैंक की भविष्य निधि योजना पर किए गए व्यय के रूप में शामिल किया गया है.

iii) अन्य दीर्घावधि कर्मचारी हितलाभ

रु. 49.05 करोड़ (पिछले वर्ष रु. 133.40 करोड़) की राशि को भुगतान घटाकर दीर्घावधि कर्मचारी हितलाभों के रूप में प्रतिलिखित किया गया है और इसे लाभ और हानि खाते में "कर्मचारियों को भुगतान और उनके लिए प्रावधान" शीर्ष के अन्तर्गत शामिल किया गया है.

Particulars	Pension Plan		Gratuity	
	Current Year	Previous Year	Current Year	Previous Year
Expenses as recognised in profit and loss account	1851.38	885.60	49.00	5.00
Liabiliy on account of acquisition of eSBS	571.36	—	121.66	—
Assets on account of acquisition of eSBS	172.91	—	90.21	—
Employers Contribution	356.44	884.14	49.00	5.00
Net liability/(Asset) recognised in Balance Sheet	5618.59	3725.20	31.45	—

During the next financial year, the Bank expects to pay Rs. 735 crores and Rs. 45 crores in respect of defined benefit Pension Plan and Gratuity Plan respectively.

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2009 are as follows:

Category of Assets	Gratuity Fund % of Plan Assets	Pension Fund % of Plan Assets
Central Govt. Securities	34.41	
State Govt. Securities	23.28	
Public Sector Bonds	36.60	
FDR / TDR with Bank	1.71	
Bank Deposits	1.57	100 *
Others	2.43	
Total	**100**	**100**

* Held with the Bank

Principal actuarial assumptions:

Particulars	Pension Plans		Gratuity Plans	
	Current Year	Previous Year	Current Year	Previous Year
Discount Rate	8.00%	8.00%	7.85%	8.00%
Expected Rate of return on Plan Asset	8.00%	8.00%	8.00%	8.00%
Salary Escalation	5.00%	5.00%	5.00%	5.00%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible, which has been relied upon by the auditors.

ii. Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of Rs.337.53 crores (Previous Year Rs. 344.60 crores) is recognised as an expense towards the Provident Fund scheme of the Bank included under the head "Payments to and provisions for employees" in Profit and Loss Account.

iii. Other Long term Employee Benefits

Amount of Rs. 49.05 crores (Previous Year expenditure Rs. 133.40 crores) net of payments is written back towards Long term Employee Benefits and is included under the head "Payments to and provisions for employees" in Profit and Loss account.

वर्ष के दौरान, विभिन्न दीर्घावधि कर्मचारी-हितलाभ योजना के लिए किए गए प्रावधानों का विवरण :

क्रम सं.	दीर्घावधि कर्मचारी - हितलाभ	चालू वर्ष	पिछला वर्ष
1	सेवानिवृत्ति के समय अवकाश नकदीकरण के साथ अर्जित अवकाश (नकदीकरण)	-33.58	88.00
2	अवकाश यात्रा और गृह यात्रा रियायत (नकदीकरण / उपयोग)	-0.81	25.12
3	अस्वस्थता अवकाश	-17.06	18.40
4	रजत जंयती अवार्ड	-6.35	1.22
5	अधिवर्षिता पर पुनर्निर्धारण व्यय	2.55	3.73
6	आकस्मिक अवकाश	5.78	-2.02
7	सेवानिवृत्ति अवार्ड	0.42	-1.05
	योग	**-49.05**	**133.40**

घ) खंड सूचना

1. खंड अभिनिर्धारण

क) प्राथमिक (व्यवसाय खंड)

निम्नलिखित बैंक के प्राथमिक खंड है :-

- कोष
- कारपोरेट / थोक बैंकिंग
- खुदरा बैंकिंग
- अन्य बैंकिंग व्यवसाय

बैंक की वर्तमान लेखा-निर्धारण और सूचना प्रणाली में उपरोक्त खंडों से सम्बद्ध आंकड़ा संग्रहण और निष्कर्षण की पृथक् व्यवस्था नहीं है. तथापि, रिपोर्ट करने की वर्तमान संगठनात्मक और प्रबंधकीय संरचना, उसमें सन्निहित जोखिम और प्रतिलाभ के आधार पर वर्तमान मूल-खंडों को निम्नवत पुनर्समूहित किया गया है :

क) कोष - कोष खंड में समस्त विनिधान पोर्टफोलियो और विदेशी विनिमय और डेरीवेटिव्स संविदाएं शामिल हैं. कोष खंड की आय मूलत: व्यापार-परिचालनों के शुल्क और इससे होने वाले लाभ / हानि तथा विनिधान पोर्टफोलियो का ब्याज-आय पर आधारित है.

ख) कारपोरेट / थोक बैंकिंग - कारपोरेट / थोक बैंकिंग खंड के अंतर्गत कारपोरेट लेखा समूह, मध्य कारपोरेट लेखा समूह और तनावग्रस्त आस्ति प्रबंधन समूह की ऋण - गतिविधियाँ सम्मिलित हैं. इनके द्वारा कारपोरेट और संस्थागत ग्राहकों को ऋण और लेन-देन सेवाएँ प्रदान की जाती हैं. इनके अंतर्गत विदेश स्थित कार्यालयों के गैर - कोष परिचालन भी शामिल हैं.

ग) खुदरा बैंकिंग - खुदरा बैंकिंग खंड के अंतर्गत राष्ट्रीय बैंकिंग समूह की शाखाएँ आती हैं. इन शाखाओं के कार्यकलाप में राष्ट्रीय बैंकिंग समूह से सम्बद्ध कारपोरेट ग्राहकों को ऋण उपलब्ध कराने सहित - वैयक्तिक बैंकिंग गतिविधियाँ शामिल हैं. एजेंसी व्यवसाय और एटीएम भी इसी समूह में आते हैं.

घ) अन्य बैंकिंग व्यवसाय - जो खंड उपर्युक्त (क) से (ग) के अंतर्गत वर्गीकृत नहीं हुए हैं उन्हें इस प्राथमिक खंड के अंतर्गत वर्गीकृत किया गया है

ख) गौण (भौगोलिक खंड)

i) देशीय परिचालन - भारत में परिचालित शाखाएँ/कार्यालय

ii) विदेशी परिचालन - भारत से बाहर परिचालित शाखाएँ / कार्यालय तथा भारत में परिचालित समुद्रपारीय बैंकिंग इकाइयाँ

ग) अंतर-खंडीय अंतरणों का मूल्य-निर्धारण

खुदरा बैंकिंग संसाधन-संग्रहण की प्राथमिक इकाई है. कोषीय एवं कारपोरेट / थोक बैंकिंग एवं कोष खंड खुदरा बैंकिंग खंड से निधियाँ प्राप्त करते हैं. बाजार से सम्बद्ध निधि अंतरण मूल्य-निर्धारण (एमआरएफटीपी) शुरू किया गया है, जिसके अधीन निधीकरण केन्द्र (फंडिंग सेंटर) नामक एक पृथक् इकाई सृजित की गई है. निधीकरण केन्द्र (फंडिंग सेंटर) उन निधियों को आनुमानिक रूप से खरीदता है, जो व्यवसाय इकाइयों में जमाराशियों या उधारराशियों के रूप में उद्भूत होती हैं और आस्ति सृजन करने में लगी व्यवसाय इकाइयों को इन निधियों का आनुमानिक विक्रय करता है.

घ) व्यय, आस्तियों और देयताओं का आबंटन

कारपोरेट केंद्र की संस्थापनाओं में किए गए व्यय जो सीधे कारपोरेट/थोक बैंकिंग एवं खुदरा बैंकिंग परिचालनों अथवा कोषीय परिचालन खंड से संबंधित हैं, तदनुसार आबंटित किए गए हैं. सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखने वाले व्यय के अनुपात के आधार पर आंबटित किए गए हैं.

बैंक के पास ऐसी सामान्य आस्तियाँ और देयताएँ हैं जिन्हें किसी खंड के अंतर्गत शामिल नहीं किया जा सकता, अत: इन्हें अनाबंटित श्रेणी में रखा गया है.

Details of Provisions made for various long Term Employees' Benefits during the year;

Sr. No.	Long Term Employees' Benefits	Current Year	Prevous Year
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	-33.58	88.00
2	Leave Travel and Home Travel Concession (Encashment/Availment)	-0.81	25.12
3	Sick Leave	-17.06	18.40
4	Silver Jubilee Award	-6.35	1.22
5	Resettlement Expenses on Superannuation	2.55	3.73
6	Casual Leave	5.78	-2.02
7	Retirement Award	0.42	-1.05
	Total	**-49.05**	**133.40**

d) **Segment Reporting:**

1. Segment identification

A) Primary (Business Segment)

The following are the primary segments of the Bank :

— Treasury
— Corporate / Wholesale Banking
— Retail Banking
— Other Banking Business

The present accounting and information system of the Bank does not support capturing and extraction of the data in respect of the above segments separately. However, based on the present internal, organisational and management reporting structure and the nature of their risk and returns, the data on the primary segments have been computed as under:

a) Treasury - The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) Corporate / Wholesale Banking - The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) Retail Banking - The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's

d) Other Banking business – Segments not classified under (a) to (c) above are classified under this primary segment.

B) Secondary (Geographical Segment)

i) *Domestic Operations - Branches/Offices having operations in India*

ii) Foreign Operations - Branches/Offices having operations outside India and offshore Banking units having operations in India

C) Pricing of Inter-segmental transfers

The Retail Banking segment is the primary resource mobilising unit. The Corporate/Wholesale Banking and Treasury segments are recipient of funds from Retail Banking. Market related Funds Transfer Pricing (MRFTP) is followed under which a separate unit called Funding Centre has been created. The Funding Centre notionally buys funds that the business units raise in the form of deposits or borrowings and notionally sell funds to business units engaged in creating assets.

D) Allocation of Expenses, Assets and liabilities

Expenses incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

The Bank has certain common assets and liabilities which cannot be attributed to any segment and the same are treated as unallocated.

2) खंड सूचना / Segment Information

भाग क : प्राथमिक (व्यवसाय खंड)

Part A : Primary (Business segments)

व्यवसाय खंड Business Segments	कोष Treasury	कारपोरेट/थोक बैंकिंग Corporate/Wholesale Banking	खुदरा बैंकिंग Retail Banking	अन्य बैंकिंग परिचालन Other Banking Operations	निरसन Elimination	योग Total
आय Revenue #	19838.88	24241.41	32398.93			76479.22
परिणाम Result #	3744.64	5071.11	7222.86			16038.61
अनाबंटित व्यय Unallocated Income / (Expenses) - net #						(1857.97)
परिचालन लाभ Operating Profit #						14180.64
कर Tax #						(5059.41)
असाधारण लाभ Extraordinary Profit #						—
निवल लाभ Net Profit #						9121.23
अन्य सूचना : Other Information :						
खंड आस्तियाँ Segment Assets *	319326.13	262838.92	657266.91		280838.14	958593.82
अनाबंटित आस्तियाँ Unallocated Assets *						5838.26
कुल आस्तियाँ Total Assets *						964432.08
खंड देयताएँ Segment Liabilities *	190703.86	254287.95	707596.46		280838.14	871750.13
अनाबंटित देयताएँ Unallocated Liabilities *						34734.25
कुल देयताएँ Total Liabilities *						906484.38

भाग ख : द्वितीयक (भौगोलिक खंड)

Part B : Secondary (Geographic Segments)

	देशी Domestic		विदेशी Foreign		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
आय Revenue #	71563.34	51493.43	4915.88	6151.81	76479.22	57645.24
आस्तियाँ Assets *	856147.58	632865.94	108284.50	88660.37	964432.08	721526.31

* 31 मार्च 2009 की स्थिति के अनुसार
As at 31st March 2009

\# 31 मार्च 2009 को समाप्त वर्ष के लिए
For the year ended 31st March 2009

ङ) **संबंधित पक्ष प्रकटीकरण**

1 **संबंधित पक्ष**

क. अनुषंगियाँ

i. देशीय बैंकिंग अनुषंगियाँ

1. स्टेट बैंक ऑफ बीकानेर एंड जयपुर
2. स्टेट बैंक ऑफ हैदराबाद
3. स्टेट बैंक ऑफ इंदौर
4. स्टेट बैंक ऑफ मैसूर
5. स्टेट बैंक ऑफ पटियाला
6. स्टेट बैंक ऑफ सौराष्ट्र (13 अगस्त 2008 तक, देखें नोट 18.11)
7. स्टेट बैंक ऑफ त्रावणकोर
8. एसबीआइ कॉमर्शियल एंड इंटरनेशनल बैंक लि.

ii. विदेशीय बैंकिंग अनुषंगियाँ

1. एसबीआइ (मॉरीशस) लि.
2. स्टेट बैंक ऑफ इंडिया (कनाडा)
3. स्टेट बैंक ऑफ इंडिया (कैलिफोर्निया).
4. कॉमर्शियल बैंक ऑफ इंडिया एलएलसी, मास्को (##)
5. पीटी बैंक इंडो मोनेक्स

iii. देशी गैर-बैंकिंग अनुषंगियाँ

1. एसबीआइ फैक्टर्स एंड कॉमर्शियल सर्विसेज प्रा. लि.
2. एसबीआइ कैपिटल मार्केट्स लिमिटेड
3. एसबीआइ डीएफएचआइ लिमिटेड
4. एसबीआइ म्यूचुअल फंड ट्रस्टी कंपनी प्रा. लि.
5. एसबीआइ कैप सिक्युरिटीज लि.
6. एसबीआइ कैप्स वैंचर्स लि.
7. एसबीआइ कैप ट्रस्टीज कं. लि.
8. एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज प्रा. लि. (##)
9. एसबीआइ फंड्स मैनेजमेंट प्रा. लि. (##)
10. एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (##)
11. एसबीआइ पेंशन फंड प्राइवेट लि.
12. एसबीआइ कस्टोडिअल सर्विसेज प्राइवेट लिमिटेड (##)
13. ग्लोबल ट्रेड फाइनेंस लि.
14. एसबीआइ जनरल इंश्योरेंस कंपनी लि.

iv. विदेशी गैर-बैंकिंग अनुषंगियाँ

1. एसबीआइ कैप (यूके) लि.
2. एसबीआइ फंड्स मैनेजमेंट (इंटरनेशनल) प्राइवेट लि. (##)

ये कंपनियाँ संयुक्त रूप से नियंत्रित हैं.

ख. संयुक्त रूप से नियंत्रित कंपनियाँ

1. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा. लि.
2. सी-एज टेकनोलॉजीज लि.

ग. सहयोगी

i. क्षेत्रीय ग्रामीण बैंक

1 आंध्र प्रदेश ग्रामीण विकास बैंक
2 अरुणाचल प्रदेश रूरल बैंक
3 कावेरी कल्पतरु ग्रामीण बैंक
4 छत्तीसगढ़ ग्रामीण बैंक
5 डेक्कन ग्रामीण बैंक
6 इलाकाई देहाती बैंक
7 मेघालय रूरल बैंक
8 कृष्णा ग्रामीण बैंक
9 लंगपी देहांगी रूरल बैंक
10 मध्य भारत ग्रामीण बैंक
11 मालवा ग्रामीण बैंक
12 मारवाड़ गंगानगर बीकानेर बैंक
13 मिजोरम रूरल बैंक
14 नागालैंड रूरल बैंक
15 पर्वतीय ग्रामीण बैंक
16 पूर्वांचल क्षेत्रीय ग्रामीण बैंक
17 समस्तीपुर क्षेत्रीय ग्रामीण बैंक
18 सौराष्ट्र ग्रामीण बैंक
19 उत्कल ग्राम्य बैंक
20 उत्तरांचल ग्रामीण बैंक
21 वनांचल ग्रामीण बैंक
22 विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

ii. अन्य

1. एसबीआइ होम फाइनेंस लिमिटेड
2. क्लियरिंग कारपोरेशन ऑफ इंडिया लि.
3. नेपाल एसबीआइ बैंक लि.

e) **Related Party Disclosures**

1. **Related Parties**

A. SUBSIDIARIES

i. DOMESTIC BANKING SUBSIDIARIES

1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Saurashtra (upto13th August 2008, refer note 18.11)
7. State Bank of Travancore
8. SBI Commercial and International Bank Ltd.

ii. FOREIGN BANKING SUBSIDIARIES

1. SBI (Mauritius) Ltd.
2. State Bank of India (Canada)
3. State Bank of India (California)
4. Commercial Bank of India LLC, Moscow (##)
5. PT Bank Indo Monex

iii. DOMESTIC NON-BANKING SUBSIDIARIES

1. SBI Factors & Commercial Services Pvt. Ltd.
2. SBI Capital Markets Limited
3. SBI DFHI Limited
4. SBI Mutual Funds Trustee Company Pvt. Ltd
5. SBI CAP Securities Ltd.
6. SBI CAPS Ventures Ltd.
7. SBI CAP Trustees Co. Ltd.
8. SBI Cards & Payment Services Pvt. Ltd.(##)
9. SBI Funds Management Pvt. Ltd. (##)
10. SBI Life Insurance Company Ltd. (##)
11. SBI Pension Fund Private Limited
12. SBI Custodial Services Private Limited (##)
13. Global Trade Finance Ltd.
14. SBI General Insurance Company Ltd

iv. FOREIGN NON-BANKING SUBSIDIARIES

1. SBICAP (UK) Ltd.
2. SBI Funds Management (International) Private Ltd.(##)

These entities are jointly controlled.

B. JOINTLY CONTROLLED ENTITIES

1. GE Capital Business Process Management Services Pvt. Ltd
2. C-Edge Technologies Ltd.

C. ASSOCIATES

i. Regional Rural Banks

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Cauvery Kalpatharu Grameena Bank
4. Chhattisgarh Gramin Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Bank
13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Gramin Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank

ii. Others

1. SBI Home Finance Limited
2. Clearing Corporation of India Ltd.
3. Nepal SBI Bank Ltd.

4. बैंक ऑफ भूटान
5. यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.
6. एस. एस. वेंचर्स सर्विसेज लि.

घ. बैंक के प्रमुख प्रबंधन कार्मिक

1. श्री ओ.पी. भट्ट, अध्यक्ष
2. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक
3. श्री आर. श्रीधरन, प्रबंध निदेशक 5 दिसम्बर 2008 से

2. वर्ष के दौरान जिन पक्षों से लेन-देन किए गए

लेखा मानक (एएस) 18 के अनुच्छेद 9 के अनुसार "सरकार - नियंत्रित उद्यम" रूप में संबंधित पक्ष के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है। इसके अतिरिक्त, लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियों के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है. अन्य विवरण निम्नानुसार हैं:

1. सी-एज टेक्नोलॉजीज लि.
2. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.
3. बैंक ऑफ भूटान
4. नेपाल एसबीआइ बैंक लि.
5. एसबीआइ होम फाइनेंस लि.
6. एस एस वेंचर्स सर्विसेस लि.
7. श्री ओ. पी. भट्ट, अध्यक्ष
8. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक
9. श्री आर. श्रीधरन, प्रबंध निदेशक 5 दिसम्बर 2008 से

4. Bank of Bhutan
5. UTI Asset Management Company Pvt. Ltd.
6. S S Ventures Services Ltd.

D. Key Management Personnel of the Bank

1. Shri O. P. Bhatt, Chairman
2. Shri S. K. Bhattacharyya, Managing Director
3. Shri R.Sridharan, Managing Director from 5th Decemeber 2008

2. Parties with whom transactions were entered into during the year

No disclosure is required in respect of related parties which are "State-controlled Enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of Banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel. Other particulars are as under:

1. C-Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. Bank of Bhutan
4. Nepal SBI Bank Ltd.
5. SBI Home Finance Ltd.
6. S S Ventures Services Ltd
7. Shri O. P. Bhatt, Chairman
8. Shri S. K. Bhattacharyya, Managing Director
9. Shri R.Sridharan, Managing Director from 5th Decemeber 2008

3. लेनदेन और शेष राशियाँ

3. Transactions and Balances :

विवरण Particulars	सहयोगी/ संयुक्त उद्यम Associates/ Joint Ventures	प्रमुख प्रबंधन कार्मिक Key Management Personnel	योग Total
जमा-राशियाँ / Deposits #	91.07 (62.56)	0.69 (0.00)	91.76 (62.56)
अन्य देयताएँ Other Liabilities #	0.03 (0.01)	0.26 (0.00)	0.29 (0.01)
विनिधान / Investments #	19.75 (35.45)	0 (0.00)	19.75 (35.45)
अग्रिम # / Advances #	0.00 0.00	0.000 0.00	0.00 0.00
प्राप्त ब्याज * / Interest received*	0.00 0.00	0.00 0.00	0.00 0.00
संदत्त ब्याज / Interest paid*	2.70 (3.16)	0.00 (0.00)	2.70 (3.16)
लाभांश के रूप में अर्जित आय Income earned by way of dividend*	1.89 (2.94)	0.00 (0.00)	1.89 (2.94)
अन्य आय Other Income*	0.01 (0.01)	0.00 (0.00)	0.01 (0.01)
अन्य व्यय / Other expenditure*	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
प्रबंधन संविदाएँ Management contracts *	0.00 (0.00)	0.38 (0.54)	0.38 (0.54)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)
31 मार्च 2009 की स्थिति के अनुसार
* 31 मार्च 2009 को समाप्त वर्ष के लिए

(Figures in brackets are for Previous Year)
As at 31st March 2009
* For the year ended 31st March 2009

च) **पट्टे :**

i) 1 अप्रैल 2001 को या उसके पश्चात् वित्तीय पट्टों पर दी गई आस्तियाँ : इन वित्तीय पट्टों का ब्योरा नीचे दिया गया है:

विवरण	**31मार्च 2009 की स्थिति के अनुसार**	**31मार्च 2008 की स्थिति के अनुसार**
पट्टों में किए गए सकल विनिधान	37.09	43.29
प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य		
1 वर्ष से कम	6.48	8.91
1 से 5 वर्ष तक	—	9.67
5 वर्ष और उससे अधिक	—	—
योग	6.48	18.58
अर्जित न की गई वित्तीय आय का वर्तमान मूल्य	0.28	3.76

ii) **परिचालन पट्टा**

क. परिचालन पट्टों में कार्यालय परिसर/स्टाफ क्वार्टर शामिल हैं.

i. **न्यूनतम पट्टा किराया-देय *** (रु. करोड़ में)

क. 1 वर्ष अर्थात् 2009-10 के पश्चात् देय नहीं	30.38
ख. 1 वर्ष के पश्चात् देय और 5 वर्षों अर्थात् 2010-11 से 2013-14 के पश्चात् देय नहीं	100.60
ग. 5 वर्षों अर्थात् 2013-14 के पश्चात् देय	23.38

* केवल निरस्त न होने वाले पट्टे के संबंध में

ii. वर्ष के दौरान पट्टा शुल्क की राशि जो खर्च खाते के नामे की गई. 385.13

iii. इन पट्टा करारों में बैंक को निरस्त न होने वाली अवधि की समाप्ति पर पट्टा अवधि के नवीकरण के विकल्प का प्रावधान किया गया है. इन पट्टा करारों में कोई अपवादात्मक/प्रतिबंधात्मक प्रसंविदाएं नहीं हैं.

ख. बैंक द्वारा 31 मार्च 2009 को निरस्त न होने वाले परिचालन पट्टों पर कोई आस्तियाँ नहीं दी गई हैं. आकस्मिक किरायों को लाभ और हानि खाते में शामिल नहीं किया गया है. रद्द किए जाने वाले पट्टों का मूल्य नगण्य है.

छ) **प्रति शेयर उपार्जन :**

बैंक ने लेखा मानक 20, 'प्रति शेयर उपार्जन' के अनुसार प्रत्येक इक्विटी शेयर पर मूल और कम की गई आय की सूचना दी है. वर्ष के दौरान, कर के पश्चात् निवल लाभ को बकाया इक्विटी शेयरों की भारित औसत संख्या से अलग करके प्रति शेयर 'मूल आय' की गणना की गई है. वर्ष के दौरान कोई भी कम किए गए मूल्य के संभाव्य इक्विटी शेयर बकाया नहीं है.

विवरण	**चालू वर्ष**	**पिछला वर्ष**
मूल और कम किए गए		
प्रति शेयर मूल आय की गणना के लिए प्रयुक्त भारित औसत इक्विटी शेयरों की सं.	63,44,13,120	53,14,45,447
जोड़े : ईएसपीसी योजना के कारण जारी किए जाने वाले संभावित इक्विटी शेयरों की संख्या	—	5,09,911
प्रति शेयर कम की गई आय की गणना के लिए प्रयुक्त भारित औसत शेयरों की संख्या	63,44,13,120	53,19,55,358
निवल लाभ	9,121.23	6,729.12
प्रति शेयर मूल आय (रु.)	143.77	126.62
प्रति शेयर कम की गई आय (रु.)	143.77	126.50
प्रति शेयर नाममात्र मूल्य (रु.)	10.00	10.00

ज) **आय पर कर का लेखांकन**

i) वर्ष के दौरान , आस्थगित कर समायोजन के द्वारा लाभ और हानि खाते में रु. 1055.18 करोड़ (पिछले वर्ष रु 219.43 करोड़) जमा किया गया.

ii) बैंक की बकाया निवल आस्थगित कर आस्ति रु. 1026.89 करोड़ (पिछले वर्ष - आस्थगित कर देयता रु 42.05 करोड़ थी), इसे क्रमश: अन्य आस्तियाँ - अन्य और अन्य देयताएँ - अन्य में जोड़ दिया गया है. प्रमुख मदों में आस्थगित कर आस्तियों और देयताओं का अलग-अलग विवरण निम्नवत है :

विवरण	**31 मार्च 2009 की स्थिति के अनुसार**	**31 मार्च 2008 की स्थिति के अनुसार**
आस्थगित कर आस्तियाँ		
वेतन संशोधन के लिए प्रावधान	676.06	195.44
दीर्घावधि कर्मचारी हितलाभ के लिए प्रावधान	689.21	181.06
एक्जिट विकल्प के लिए प्रदत्त अनुग्रह राशि	98.49	145.44
अन्य	174.00	118.88
योग	**1637.76**	**640.82**

f) **Lease:**

i) Assets given on Financial Lease on or after 1st April 2001: The details of finance leases are given below:

Particulars	**As at 31-Mar-2009**	**As at 31-Mar-2008**
Gross investment in the leases	37.09	43.29
Present value of minimum lease payments receivable		
Less than 1 year	6.48	8.91
1 to 5 years	—	9.67
5 years and above	—	—
Total	6.48	18.58
Present value of unearned finance income	0.28	3.76

ii) **Operating Lease**

A. Operating lease comprise of Office Premises/Staff Quarters

i. **Minimum Lease Rent Payable*** (Rs. in Crores)

a. Payable not later than 1 year i.e. 2009-10	30.38
b. Payable later than 1 year and not later than 5 years i.e. 2010-11 to 2013-14	100.60
c. Payable later than 5 years i.e. after 2013-14	23.38

* in respect of Non Cancellable lease only

ii. Amount of lease charges debited to charges account during the year 385.13

iii. The lease agreements provide for an option to the the Bank to renew the lease period at the end of non- cancellable period. There are no exceptional/restrictive covenants in the lease agreements.

B. The Bank has no assets given on non cancellable Operating Leases as on 31st March 2009. No contingent rents have been recognised in the Profit & Loss Account. The cancellable Leases are of insignificant value.

g) **Earnings per Share**

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	**Current Year**	**Previous Year**
Basic and diluted		
Weighted average no of equity shares used in computing basic earning per share	63,44,13,120	53,14,45,447
Add: Potential number of equity shares that could arise on account of ESPS scheme	—	5,09,911
Weighted average number of shares used in computing diluted earning per share	63,44,13,120	53,19,55,358
Net profit	9,121.23	6,729.12
Basic earnings per share (Rs.)	143.77	126.62
Diluted earnings per share (Rs.)	143.77	126.50
Nominal value per share (Rs.)	10.00	10.00

h) **Accounting for Taxes on Income**

i. During the year, Rs. 1055.10 crores [Previous Year Rs. 219.43 crores] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii. The Bank has outstanding net deferred tax asset of Rs. 1026.89 crores (Previous Year - Rs. 42.05 crores), which has been included in other assets-others. The break up of deferred tax assets and liabilities into major items is given below:

Particulars	**As at 31-Mar-2009**	**As at 31-Mar-2008**
Deferred Tax Assets		
Provision for wage revision	676.06	195.44
Provision for long term employees' benefits	689.21	181.06
Ex-gratia paid under Exit option	98.49	145.44
Others	174.00	118.88
Total	**1637.76**	**640.82**

विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
आस्थगित कर देयताएँ		
अचल आस्तियों पर मूल्यह्रास	115.10	103.00
प्रतिभूतियों पर ब्याज	495.77	495.77
योग	**610.87**	**598.77**
निवल आस्थगित कर आस्तियाँ/(देयताएँ)	**1026.89**	**42.05**

झ. संयुक्त रूप से नियंत्रित कंपनियों में विनिधान

संयुक्त रूप से नियंत्रित निम्नलिखित कंपनियों के विनिधानों में रु.15.70 करोड़ (पिछले वर्ष रु.15.70 करोड़) का बैंक का हिस्सा शामिल है :

क्रम सं.	कंपनी का नाम	राशि	मुख्यालय	धारिता %
1	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.	10.80 (10.80)	भारत	40%
2	सी-एज टेक्नोलॉजीस लि.	4.90 (4.90)	भारत	49%

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)

लेखा मानक 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय, व्यय, आकस्मिक देयताओं और वायदों की कुल राशि निम्नानुसार प्रकट की गई है:

विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
देयताएँ		
पूंजी और आरक्षितियाँ	69.71	63.21
जमाराशियाँ	—	—
उधार-राशियाँ	0.26	0.35
अन्य देयताएँ एवं प्रावधान	28.65	27.05
योग	**98.62**	**90.61**
आस्तियाँ		
भारतीय रिज़र्व बैंक में नकद और जमाराशियाँ	0.01	0.01
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि	21.44	2.04
विनिधान	3.52	2.62
अग्रिम	—	—
अचल आस्तियाँ	10.57	15.03
अन्य आस्तियाँ	63.08	70.91
योग	**98.62**	**90.61**
पूंजी वायदे	—	—
अन्य आकस्मिक देयताएँ	—	—
आय		
अर्जित ब्याज	0	5.69
अन्य आय	51.47	61.63
योग	**51.47**	**67.32**
व्यय		
व्यय किया गया ब्याज	—	—
परिचालन व्यय	40.74	49.81
प्रावधान एवं आकस्मिक व्यय	4.23	6.43
योग	**44.97**	**56.24**
लाभ	**6.50**	**11.08**

ञ) आस्तियों की अपसामान्यता

बैंक प्रबंधन की दृष्टि में, वर्ष के दौरान, आस्तियों की अपसामान्यता का कोई ऐसा मामला सामने नहीं आया जिस पर लेखा मानक 28 - 'आस्तियों की अपसामान्यता' लागू होती हो.

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Deferred Tax Liabilities		
Depreciation on Fixed Assets	115.10	103.00
Interest on securities	495.77	495.77
Total	**610.87**	**598.77**
Net Deferred Tax Assets/(Liabilities)	**1026.89**	**42.05**

i) Investments in jointly controlled entities

Investments include Rs. 15.70 crores (Previous Year Rs.15.70 crores) representing Bank's interest in the following jointly controlled entities

Sr. No.	Name of the Company	Amount	Country of Residence	Holding %
1	GE Capital Business Process Management Services Pvt. Ltd.	10.80 (10.80)	India	40%
2	C - Edge Technologies Ltd.	4.90 (4.90)	India	49%

(Figures in brackets relate to previous year)

As required by AS 27, the aggregate amount of the assets, liabilities, income, expenses, contingent liabilities and commitments related to the Bank's interests in jointly controlled entities are disclosed as under:

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Liabilities		
Capital & Reserves	69.71	63.21
Deposits	—	—
Borrowings	0.26	0.35
Other Liabilities & Provisions	28.65	27.05
Total	**98.62**	**90.61**
Assets		
Cash and Balances with RBI	0.01	0.01
Balances with Banks and money at call and short notice	21.44	2.04
Investments	3.52	2.62
Advances	—	—
Fixed Assets	10.57	15.03
Other Assets	63.08	70.91
Total	**98.62**	**90.61**
Capital Commitments	—	—
Other Contingent Liabilities	—	—
Income		
Interest earned	0	5.69
Other income	51.47	61.63
Total	**51.47**	**67.32**
Expenditure		
Interest expended	—	—
Operating expenses	40.74	49.81
Provisions & contingencies	4.23	6.43
Total	**44.97**	**56.24**
Profit	**6.50**	**11.08**

j) Impairment of Assets

In the opinion of the Bank's Management, there is no impairment to the assets during the year to which Accounting Standard 28 - "Impairment of Assets" applies.

ट) प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ

क) प्रावधानों का अलग-अलग विवरण

विवरण	चालू वर्ष	पिछला वर्ष
कर भुगतान हेतु प्रावधान		
चालू कर	5971.52	3823.50
अनुषंगी लाभ कर	142.00	105.00
आस्थगित कर	-1055.10	-219.43
अन्य कर	1.00	0.70
विनिधानों पर मूल्यह्रास के लिए प्रावधान	707.16	-88.68
अलाभकारी आस्तियों पर प्रावधान	2474.96	2000.94
कृषि ऋण छूट एवं राहत योजना के लिए प्रावधान	140.00	—
मानक आस्तियों पर प्रावधान	234.82	566.97
अन्य आस्तियों के लिए प्रावधान	177.64	189.43
योग	**8794.00**	**6378.43**

ख) अस्थायी प्रावधान

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	निरंक	निरंक
वर्ष के दौरान वृद्धि	निरंक	निरंक
वर्ष के दौरान आहरण द्वारा कमी	निरंक	निरंक
इति शेष	निरंक	निरंक

ग) आकस्मिक देयताओं और आकस्मिक आस्तियों का विवरण

क्रम सं.	विवरण	संक्षिप्त विवरण
1	बैंक के विरुद्ध ऐसे दावे जो ऋण के रूप में अभिस्वीकृत नहीं हैं.	व्यवसाय की सामान्य प्रक्रिया में बैंक विभिन्न कार्यवाहियों में एक पक्ष है. बैंक को ऐसी उम्मीद नहीं है कि इन कार्यवाहियों के परिणाम का तात्विक प्रतिकूल प्रभाव बैंक की वित्तीय स्थितियों, परिचालन परिणामों या नकदी प्रवाह पर पड़ेगा.
2	बकाया वायदा विनिमय संविदाओं के कारण देयताएँ	बैंक अपने निजी खाते और ग्राहकों की अंतर-बैंक सहभागिता से विदेशी विनिमय संविदा, मुद्रा विकल्प, वायदा दर करार, मुद्रा विनिमय तथा ब्याज दर विनिमय करता है. वायदा विनिमय संविदाओं में विदेशी मुद्रा को भविष्य में संविदागत दर पर खरीदने या बेचने का वायदा किया जाता है. मुद्रा विनिमयों का वायदा पूर्व निर्धारित दरों के आधार पर एक मुद्रा के विपरीत दूसरी मुद्रा की ब्याज / मूल राशि के रूप में विनिमय नकदी प्रवाह के लिए है. ब्याज दर विनिमय का वायदा अचल विनिमय एवं अस्थायी ब्याज दर नकदी प्रवाह के लिए है. आनुमानिक राशियाँ, जिन्हें आकस्मिक देयताओं के रूप में दर्ज किया गया है, संविदाओं के ब्याज अंश के परिकलन हेतु न्यूनतम मापदंड के रूप में प्रयुक्त विशिष्ट राशियाँ हैं.
3	ग्राहकों, बिलों एवं हुंडियों, परांकनों तथा अन्य दायित्वों की ओर से दी गई गारंटियाँ	अपनी वाणिज्यिक बैंकिंग कार्यवाहियों के एक भाग के रूप में बैंक अपने ग्राहकों की ओर से प्रलेखी ऋण और गारंटी प्रदान करता है. प्रलेखी ऋण से बैंक के ग्राहकों की ऋण-अवस्थिति बढ़ती है. गारंटियाँ सामान्यत: बैंक की ओर से अटल आश्वासन होती है कि यदि ग्राहक अपने वित्तीय या निष्पादन दायित्वों को पूर्ण करने में असफल होता है तो बैंक ऐसी स्थिति में उनका भुगतान करेगा.
4	अन्य मदें जिनके लिए बैंक आकस्मिक रूप से जिम्मेदार है.	बैंक विभिन्न कर निर्धारण मामलों, जिनसे सम्बद्ध अपीलें विचाराधीन हैं, का एक पक्ष है. बैंक की ओर से इन पर प्रतिवाद किया जा रहा है और इनके लिए कोई प्रावधान नहीं किया गया है. इसके अतिरिक्त बैंक ने व्यवसाय की सामान्य प्रक्रिया में शेयरों का अभिदान करने का वायदा किया है.

k) **Provisions, Contingent Liabilities & Contingent Assets**

a) Break-up of Provisions

Particulars	Current Year	Previous Year
Provision for Taxation		
Current Tax	5971.52	3823.50
Fringe Benefit Tax	142.00	105.00
Deferred Tax	-1055.10	-219.43
Other Tax	1.00	0.70
Provision for Depreciation on Investments	707.16	-88.68
Provision on Non-Performing Assets	2474.96	2000.94
Provision for Agricultural Debt Waiver & Relief Scheme	140.00	—
Provision on Standard Assets	234.82	566.97
Provision for Other Assets	177.64	189.43
Total	**8794.00**	**6378.43**

b) **Floating Provisions**

Particulars	Current Year	Previous Year
Opening Balance	Nil	Nil
Addition during the year	Nil	Nil
Draw down during the year	Nil	Nil
Closing Balance	Nil	Nil

c) **Description of Contingent Liabilities and Contingent Assets**

Sr. No.	Particulars	Brief Description
1	Claims against the Bank not acknowledged as debts	The Bank is a party to various proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-Bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial Banking activities, the Bank issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Bank. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Bank is contingently liable.	The Bank is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Bank and not provided for. Further, the Bank has made commitments to subscribe to shares in the normal course of business.

घ) उपर्युक्त आकस्मिक देयताएँ यथास्थिति, न्यायालय/पंचाट/ न्यायालय के बाहर समझौतों, अपीलों के निपटान, राशि के माँगे जाने, संविदागत बाध्यता, संबंधित पक्षों द्वारा माँग प्रस्ताव के अंतरण और उसे उद्भूत करने के दायित्व पर आधारित है.

ङ) आकस्मिक देयताओं के लिए किए गए प्रावधानों में उतार-चढ़ाव

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	77.44	71.90
वर्ष के दौरान वृद्धि	26.48	19.90
वर्ष के दौरान कमी	18.38	14.36
इति शेष	85.54	77.44

18.10 कृषि ऋण छूट तथा ऋण सहायता योजना 2008

कृषि ऋण छूट तथा ऋण सहायता योजना 2008 के अनुसार, केंद्र सरकार से ऋण छूट के कारण प्राप्य राशि रु.5506 करोड़ और ऋण सहायता के कारण प्राप्य राशि रु.322 करोड़ है. योजना के अनुसार जिसे क्रमश: अग्रिम और अन्य आस्तियों के अंग के रूप में माना गया है. भारत सरकार ने ऋण छूट के लिए इससे प्राप्य राशि पर प्रथम किश्त के भुगतान की तिथि से ब्याज प्रदान करने में सहमति दी है और तदनुसार वर्तमान मूल्य के अनुसार ब्याज की हानि के लिए कोई प्रावधान नहीं किया गया है. इसके अतिरिक्त रु.2168 करोड़ की पहली किश्त 24 दिसम्बर 2008 को प्राप्त हुई है. ऋण सहायता के मामले में, बैंक ने योग्य कृषकों से प्राप्य राशि पर ब्याज की हानि के वर्तमान मूल्य के लिए रु.140 करोड़ का प्रावधान किया है, जो सामान्य आरक्षिति में सरकार से दावे की प्राप्ति के पश्चात् लेखे के पूर्ण निर्धारण के समय प्रत्यावर्तन-योग्य है. ऋण सहायता के ये आंकड़े कृषकों से प्राप्य राशि के भुगतान पर निर्भर करते हैं.

18.11 स्टेट बैंक ऑफ सौराष्ट्र का अभिग्रहण

भारत सरकार ने बैंक द्वारा स्टेट बैंक ऑफ सौराष्ट्र (एसबीएस), बैंक के पूर्ण स्वामित्व वाली बैंकिंग अनुषंगी, को 14 अगस्त 2008 से अभिगृहीत किए जाने की अधिसूचना जारी कर दी है. कथित अधिसूचना के अनुसार, पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र (एसबीएस) की सम्पूर्ण हिस्सेदारी को बैंक द्वारा अधिगृहीत माना गया है. स्टेट बैंक ऑफ सौराष्ट्र (एसबीएस) के अभिग्रहण को लेखा मानक 14 के अनुसार हित समेकन पद्धति का प्रयोग करके लेखे में लिया गया है. इस अभिग्रहण से उद्भूत रु. 0.65 करोड़ की राशि की गुडविल को इस अवधि के दौरान आय के रूप में शामिल किया गया है.

18.12 अंतर कार्यालय खाता

शाखाओं, नियंत्रक कार्यालयों और स्थानीय प्रधान कार्यालयों तथा कारपोरेट केंद्र की संस्थापनाओं के बीच अंतर कार्यालय खातों का दिसम्बर 2008 तक समाधान किया गया है. इसके अतिरिक्त, समाधान निरंतर आधार पर किया जा रहा है और चालू वर्ष के लाभ और हानि की राशि पर इसका कोई महत्वपूर्ण प्रभाव पड़ने की आशा नहीं है.

18.13 विचाराधीन वेतन करार

सदस्य बैंकों की ओर से भारतीय बैंक संघ द्वारा ऑल इंडिया यूनियन्स ऑफ वर्कमैन के साथ किया गया आठवाँ द्विपक्षीय समझौता 31 अक्टूबर 2007 को समाप्त हो गया. नए समझौते के विचाराधीन होने को देखते हुए वर्ष के दौरान लेखे में रु. 1414 करोड़ (पिछले वर्ष रु. 575 करोड़) का प्रावधान किया गया है - जो दिनांक 1 नवम्बर 2007 से प्रभावी होने वाले वेतन - संशोधन के कारण बैंक की अनुमानित देयता से संबंधित है. वेतन संशोधन के संबंध में कुल प्रावधान की राशि 31 मार्च 2009 को रु. 2010.55 करोड़ (इसमें पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र से अंतरित रु. 21.55 करोड़ सम्मिलित) है.

18.14 प्रस्तावित विलय

दिनांक 25 जून 2008 को हुई केंद्रीय बोर्ड की बैठक में समामेलन योजना के अनुमोदन के पश्चात्, बैंक के पूर्ण स्वामित्व वाली अनुषंगी - 'एसबीआइ कॉमर्शियल एंड इंटरनेशनल बैंक लि.' का बैंक में विलय होना है. प्रासंगिक योजना का अनुमोदन, भारत सरकार, भारतीय रिज़र्व बैंक तथा अन्य प्राधिकरणों द्वारा किया जाना शेष है. इन अनुमोदनों के विचाराधीन होने के कारण, उक्त योजना को इन लेखों में कोई स्थान नहीं दिया गया है.

18.15 बैंक में पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र का विलय होने के कारण वर्तमान वर्ष के आंकड़ों में पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र की शाखाओं के 14 अगस्त 2008 से आरंभ अवधि के कार्य परिणाम शामिल हैं. तदनुरूप, पिछली अवधि के आंकड़ों की पूर्णतया तुलना नहीं की जा सकती है. पिछले वर्ष के आंकड़ों को वर्तमान अवधि के वर्गीकरण के अनुरूप मिलाने की दृष्टि से उन्हें यथावश्यक, पुनर्समूहित एवं पुनर्वर्गीकृत कर दिया गया है. जिन मामलों में भारतीय रिज़र्व बैंक के दिशा-निर्देशों / लेखा मानकों के अनुसार प्रकटीकरण पहली बार किया गया है उनके पिछले वर्ष के आंकड़े नहीं दिए गए हैं.

d) The Contingent Liabilities mentioned above are dependent upon the outcome of Court/ arbitration/out of Court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against Contingent Liabilities

Particulars	Current Year	Previous Year
Opening balance	77.44	71.90
Additions during the year	26.48	19.90
Reductions during the year	18.38	14.36
Closing balance	85.54	77.44

18.10 Agricultural Debt Waiver and Debt Relief Scheme 2008

As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver is Rs. 5506 crores and on account of debt relief is Rs. 322 crores, which is treated as part of advances and other assets respectively in accordance with the scheme. For the Debt Waiver, the Government of India has agreed to provide interest on the amount receivable from it from the date of payment of the first instalment and accordingly no provision for loss of interest on present value terms has been made. Further, the first instalment of Rs. 2168 crores has been received on 24 December 2008. In respect of Debt Relief, the Bank has made provision of Rs. 140 crores towards present value of loss of interest on amount receivable from eligible farmers, which is reversible to General Reserve upon complete settling of the account after receipt of claim from the Government. The figures of debt relief are subject to payment of dues by the farmers.

18.11 Acquisition of State Bank of Saurashtra

The Govt. of India has notified the acquisition by the Bank of the State Bank of Saurashtra (SBS), a wholly owned subsidiary of the Bank, with effect from 14th August 2008. Pursuant to the said notification, the entire undertaking of the erstwhile SBS stands acquired by the Bank. The acquisition of SBS has been accounted using pooling of interest method as per Accounting Standard 14. The goodwill arising on acquisition amounting to Rs. 0.65 crores has been charged off to the revenue during the period.

18.12 Inter Office Account

Inter Office Accounts between branches, controlling offices and local head offices and corporate centre establishments have been reconciled upto December 2008. Further, reconciliation is being done on an ongoing basis and no material effect is expected on the profit and loss account of the current year.

18.13 Pending Wage Agreement

The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement a provision of Rs.1414 crores (Previous Year Rs. 575 crores) has been made during the year in the accounts for the Bank's estimated liability in respect of wage revision to be effective from 1st November 2007. The total provision held on account of wage revision as on 31st March 2009 is Rs. 2010.55 crores (including Rs. 21.55 crores transferred from eSBS).

18.14 Proposed Merger

Pursuant to a Scheme of Amalgamation approved by the Central Board at its meeting held on 25th June 2008, SBI Commercial and International Bank Ltd, a wholly owned subsidiary of the Bank is to be merged with the Bank. The relevant scheme is yet to be approved by the Government of India, RBI and other authorities. Pending such approvals no effect has been given to the said scheme in the accounts.

18.15 The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS) for the period from 14th August 2008 consequent to merger of e-SBS with the Bank. Accordingly, the figures of the previous period are strictly not comparable. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification. In cases where disclosures have been made for the first time in terms of RBI guidelines / Accounting Standards, previous year's figures have not been mentioned.

भारतीय स्टेट बैंक STATE BANK OF INDIA
31 मार्च 2009 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE PERIOD ENDED 31ST MARCH 2009

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009		31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
क परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES		294,797,294		(8,568,654)
ख विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES		(16,519,304)		(27,980,117)
ग वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES		50,973,840		193,711,165
नकदी एवं नकदी समतुल्यों में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS		329,251,830		157,162,394
घ वर्ष के आरंभ में नकदी एवं नकदी समतुल्य D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		674,663,350		519,686,900
ङ पूर्ववर्ती एसबीएस के अभिग्रहण से प्राप्त नकदी E. CASH RECEIVED FROM ACQUISTION OF e-SBS		19,541,191		—
च विदेशी विनिमय दर में परिवर्तनों का प्रभाव F. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		20,581,615		(2,185,944)
छ वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य G. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		1,044,037,986		674,663,350
क. परिचालन कार्यकलापों से नकदी प्रवाह **A. CASH FLOW FROM OPERATING ACTIVITIES**				
कर पूर्व निवल लाभ / Net Profit before Taxes	141,806,429		104,389,003	
समायोजन / Adjustment for :				
मूल्यह्रास शुल्क / Depreciation charges	7,631,412		6,799,791	
पट्टाकृत आस्तियों सहित अचल आस्तियों के विक्रय पर लाभ Profit on sale of fixed assets including leased assets	(29,542)		(110,409)	
विनिधानों के विक्रय पर लाभ / Profit on sale of investments	25,672,902		(16,498,391)	
विनिधानों के पुनर्मूल्यांकन पर हानि / Loss on revalution of investments	(5,650)		7,035,007	
अलाभकारी आस्तियों के लिए प्रावधान / Provision for NPAs	24,749,573		20,009,363	
मानक आस्तियों पर प्रावधान जिसमें कृषि राहत योजना के लिए प्रावधान शामिल हैं / Provision on Standard Assets includes provision for Agl. Relief Scheme	3,748,162		5,669,669	
विनिधानों पर मूल्यह्रास / Depreciation on Investments	7,071,724		(886,815)	
बट्टे खाते डाली गई पूर्ववर्ती एसबीएस की गुडविल / Goodwill eSBS Written Off	6,562		—	
अन्य आस्तियों पर प्रावधान (अन्य प्रावधान सहित) Provision on other assets (including Other Provision)	502,140		2,244,563	
अनुषंगियों / संयुक्त उद्यमों / क्षेत्रीय ग्रामीण बैंकों पर प्रावधान / Provision on Subsidiary/JVs/ RRBs	–		(350,260)	

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009		31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
अन्य प्रावधान Other Provisions	1,274,219		—	
अनुषंगियों से प्राप्त लाभांश (विनिधान कार्यकलाप) Dividends from Subsidiaires (Investing Activities)	(4,096,028)		(1,974,055)	
एसबीआइ बांडों पर संदत्त ब्याज (वित्तपोषण कार्यकलाप) Interest paid on SBI Bonds (Financing Activity)	19,004,265		17,114,085	
	227,336,168		143,441,551	
घटाएँ : प्रत्यक्ष कर / Less: Direct Taxes	(72,794,644)		(42,355,383)	
उप योग / SUB TOTAL		154,541,524		101,086,168
समायोजन / Adjustment for				
जमाराशियों में वृद्धि/(कमी) / Increase/(Decrease) in Deposits		1,889,477,646		1,018,828,515
उधार-राशियों में वृद्धि/(कमी) / Increase/(Decrease) in Borrowings		(12,705,423)		120,240,761
विनिधानों में (वृद्धि)/कमी / (Increase)/Decrease in Investments		(828,810,896)		(374,636,388)
अग्रिमों में (वृद्धि)/कमी / (Increase)/Decrease in Advances		(1,157,822,655)		(814,326,390)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		156,447,980		130,153,951
अन्य आस्तियों में (वृद्धि)/कमी / (Increase)/Decrease in Other Assets		93,669,118		(189,915,271)
परिचालन कार्यकलापों द्वारा प्रदत्त निवल नकदी **NET CASH PROVIDED BY OPERATING ACTIVITIES**		294,797,294		(8,568,654)
ख विनिधान कार्यकलापों से नकदी प्रवाह **B. CASH FLOW FROM INVESTING ACTIVITIES**				
अनुषंगियों / संयुक्त-उद्यमों में विनिधान (वृद्धि) / कमी (Increase) / Decrease in Investments in Sub/ JVs	(9,236,600)		(17,718,648)	
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	4,096,028		1,974,055	
अचल आस्तियों में (वृद्धि)/कमी (Increase) / Decrease in Fixed Assets	(11,378,732)		(12,235,524)	
विनिधान कार्यकलापों से निवल नकदी **NET CASH FROM INVESTING ACTIVITIES**		(16,519,304)		(27,980,117)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009		31.3.2008 को समाप्त वर्ष Year ended 31.3.2008	
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह **C. CASH FLOW FROM FINANCING ACTIVITIES**				
शेयर पूँजी / Share Capital	34,098		1,051,715	
शेयर प्रीमियम / Share Premium	5,589,577		165,883,942	
गौण ऋणों का निर्गम / Issue of Subordinated Debts	—		60,235,000	
गौण बांड निर्गम Issue of Subordinated Bonds	80,000,000		9,027,000	
गौण बांड मोचन Redemption of Subordinated Bonds	(324,400)		(16,752,000)	
बांडों पर संदत्त ब्याज / Interest Paid on Bonds	(19,004,265)		(17,114,085)	
संदत्त लाभांश कर सहित Dividends paid including tax thereon	(15,321,170)		(8,620,407)	
वित्तपोषण कार्यकलापों द्वारा प्रदत्त निवल नकदी **NET CASH PROVIDED BY FINANCING ACTIVITIES**		50,973,840		193,711,165
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य **D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR**				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	32,203,111		25,301,193	
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	483,143,047		265,463,057	
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	159,317,192		228,922,650	
योग / Total		674,663,350		519,686,900
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण प्राप्त **E. CASH AND CASH EQUIVALENTS RECEIVED ON ACCOUNT OF ACQUISITION OF STATE BANK OF SAURASHTRA**				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1,007,765			
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	17,565,488			
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	967,938			
योग / Total		19,541,191		

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009		31.3.2008 को समाप्त वर्ष Year ended 31.3.2008	
च विनिमय उतार-चढ़ाव - नकदी प्रवाह				
F. EXCHANGE FLUCTUATION CASH FLOW				
गौण बांड पुनर्मूल्यन Revaluation of Sub ordinated Bonds	6,625,000		(1,291,723)	
विदेशी मुद्रा विनिमय आरक्षिति Foreign Currency Translation Reserve	13,956,615		(894,221)	
योग / Total		20,581,615		(2,185,944)
छ वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य				
G. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	42,955,158		32,203,111	
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	512,506,569		483,143,047	
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	488,576,259		159,317,192	
योग / Total		1,044,037,986		674,663,350

हस्ताक्षरकर्ता:

डॉ. अशोक झुनझुनवाला
दिलीप सी. चौकसी
एस. वैंकटाचलम
डी. सुन्दरम
डॉ. देवानन्द बलोधी
प्रो. मोहम्मद सलाहुद्दीन अंसारी
डॉ. (श्रीमती) वसंता भरुचा
श्रीमती श्यामला गोपीनाथ
निदेशक

आर. श्रीधरन
प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ)

एस. के. भट्टाचार्य
प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी

ओम प्रकाश भट्ट
अध्यक्ष

कोलकाता
9 मई, 2009

SIGNED BY:

Dr. Ashok Jhunjhunwala
Dileep C. Choksi
S. Venkatachalam
D. Sundaram
Dr. Deva Nand Balodhi
Prof. Md. Salahuddin Ansari
Dr. (Mrs.) Vasantha Bharucha
Smt. Shyamala Gopinath
Directors

R. Sridharan
Managing Director & Group Executive (A & S)

S.K. Bhattacharyya
Managing Director and Chief Credit & Risk Officer

O. P. Bhatt
Chairman

Kolkata
9th May, 2009

लेखापरीक्षकों की रिपोर्ट

प्रति

भारत के राष्ट्रपति,

1. भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41(1) के अंतर्गत नियुक्त हम, भारतीय स्टेट बैंक के अद्योहस्ताक्षरी लेखापरीक्षक बैंक के तुलनपत्र, लाभ और हानि खाते तथा नकदी प्रवाह विवरण के बारे में केंद्र सरकार को एतद्द्वारा अपनी रिपोर्ट प्रस्तुत करते हैं.

2. हमने भारतीय स्टेट बैंक के 31 मार्च 2009 के संलग्न तुलनपत्र और उसी तारीख को समाप्त वर्ष के लाभ और हानि खाते तथा नकदी प्रवाह विवरण की लेखापरीक्षा की है. उक्त वित्तीय विवरणों में निम्नलिखित के लेखे शामिल हैं:

   i) केन्द्रीय कार्यालय, चौदह स्थानीय प्रधान कार्यालय, कारपोरेट लेखा समूह (केन्द्रीय), मध्य-कारपोरेट समूह (केन्द्रीय), तनावग्रस्त आस्ति प्रबंधन समूह (केन्द्रीय), और 42 (बयालीस) शाखाओं के, जिनकी लेखापरीक्षा हमने की है;

   ii) 9255 (नौ हजार दो सौ पचपन) भारतीय शाखाओं के, जिनकी लेखापरीक्षा अन्य लेखापरीक्षकों ने की;

   iii) विदेश स्थित 40 (चालीस) शाखाओं की लेखापरीक्षा स्थानीय लेखापरीक्षकों ने की; तथा

   iv) 2504 (दो हजार पाँच सौ चार) अन्य भारतीय शाखाओं के, जिनकी अलेखापरीक्षित विवरणियाँ शाखा प्रबंधकों द्वारा प्रमाणित की गई हैं. इन अलेखापरीक्षित शाखाओं का हिस्सा अग्रिमों में 0.54%, जमाराशियों में 2.11%, ब्याज आय में 0.44% तथा ब्याज व्यय में 1.45% है.

   ये वित्तीय विवरण बैंक-प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी अपने लेखापरीक्षा-कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

3. हमने अपना लेखापरीक्षा-कार्य भारत में सामान्यत: स्वीकृत लेखापरीक्षा मानकों के अनुसार किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखापरीक्षा की योजना इस प्रकार बनाएं और निष्पादित करें, ताकि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरणों में विषयवस्तु सम्बन्धी कोई गलत विवरण नहीं दिए गए हैं. लेखापरीक्षा के अंतर्गत वित्तीय विवरणों में प्रस्तुत राशियों और प्रकटीकरणों के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखापरीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखापरीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

REPORT OF THE AUDITORS

To

The President of India,

1. We, the undersigned Auditors of State Bank of India, appointed under Section 41(1) of the State Bank of India Act, 1955, do hereby report to the Central Government upon the Balance Sheet, Profit & Loss Account and the Cash Flow Statement of the Bank.

2. We have audited the attached Balance Sheet of State Bank of India as at 31st March 2009, the Profit & Loss Account and the Cash Flow Statement of the Bank for the year ended on that date annexed thereto. Incorporated in the said financial statements are the accounts of:

   i) The Central Office, fourteen Local Head Offices, Corporate Accounts Group (Central), Mid-Corporate Group (Central), Stressed Assets Management Group (Central) and forty two branches audited by us;

   ii) 9255 Indian Branches audited by other auditors;

   iii) 40 Foreign Branches audited by the local auditors; and

   iv) 2504 other Indian Branches, the unaudited returns of which are certified by the Branch Managers. These unaudited branches account for 0.54% of advances, 2.11% of deposits, 0.44% of interest income and 1.45% of interest expenses.

   These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

3. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. तुलनपत्र और लाभ एवं हानि खाता बैंककारी विनियमन अधिनियम, 1949 की तृतीय अनुसूची के क्रमश: 'क' और 'ख' फार्मों में तैयार किए गए हैं और ये भारतीय स्टेट बैंक अधिनियम, 1955 तथा उसके अंतर्गत बने विनियमों के उपबंधों के अनुसार अपेक्षित जानकारी देते हैं.

5. उपर्युक्त अनुच्छेद 2 के साथ पठित, हम निम्नानुसार रिपोर्ट करते हैं कि :

(क) हमने जहाँ भी कोई जानकारी और स्पष्टीकरण माँगा है, जो हमारी लेखापरीक्षा के प्रयोजन से हमारी जानकारी और विश्वास के अनुसार आवश्यक था, हमें वह जानकारी और स्पष्टीकरण दिया गया है और हमने उसे संतोषजनक पाया है.

(ख) हमारी जानकारी में आए बैंक के लेन-देन बैंक के अधिकार-क्षेत्र में ही हैं.

(ग) बैंक के कार्यालयों और शाखाओं से प्राप्त विवरणियाँ हमारी लेखापरीक्षा के उद्देश्य से उचित पाई गई हैं.

6. हमारे अभिमत के अनुसार तुलनपत्र, लाभ और हानि खाता तथा नकदी प्रवाह विवरण लागू लेखा मानकों के अनुरूप हैं.

7. हमारे अभिमत और हमारी जानकारी तथा हमें दिए गए और बैंक की बहियों में दर्शाए गए निम्न स्पष्टीकरणों के अनुसार :

(i) प्रमुख लेखा नीतियों के विवरण एवं लेखा-टिप्पणियों के साथ पढ़े जाने पर तुलनपत्र पूर्ण एवं सही है, जिसमें समस्त आवश्यक जानकारी शामिल है तथा उसे इस प्रकार तैयार किया गया है कि वह 31 मार्च 2009 को बैंक के कामकाज का सही और सटीक चित्र दर्शाता है;

(ii) प्रमुख लेखा नीतियों एवं लेखा-टिप्पणियों के साथ पढ़े जाने पर लाभ एवं हानि खाता इसी दिनांक को समाप्त वर्ष के लाभ का सही शेष दर्शाता है; तथा

(iii) नकदी प्रवाह विवरण, संदर्भाधीन तिथि को समाप्त वर्ष के नकदी प्रवाह का सही एवं सटीक चित्र प्रस्तुत करता है, तथा भारत में सामान्यत: स्वीकृत लेखा सिद्धान्तों के अनुरूप है.

4. The Balance Sheet and the Profit & Loss Account have been drawn up in Forms 'A' and 'B' respectively of the Third Schedule to the Banking Regulation Act, 1949 and these give information as required to be given by virtue of the provisions of the State Bank of India Act, 1955, and Regulations there under.

5. We report, read with paragraph 2 above:

(a) We have obtained all the information and explanations which to the best of our knowledge and belief, were necessary for the purposes of our audit and have found them to be satisfactory.

(b) The transactions of the Bank, which have come to our notice, have been within the powers of the Bank.

(c) The returns received from the offices and branches of the Bank have been found adequate for the purposes of our audit.

6. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement comply with the applicable accounting standards.

7. In our opinion and to the best of our information and according to the explanations given to us and as shown by the books of the Bank;

(i) the Balance Sheet, read with the Principal Accounting Policies and the Notes to Accounts, is a full and fair Balance Sheet containing all the necessary particulars and is properly drawn up so as to exhibit a true and fair view of state of affairs of the Bank as at 31st March 2009;

(ii) the Profit and Loss Account, read with the Principal Accounting Policies and the Notes to Accounts, shows a true balance of Profit for the year ended on that date; and

(iii) the Cash Flow Statement gives a true and fair view of the cash flows for the year ended on that date, and are in conformity with the Accounting Principles generally accepted in India.

सांविधिक केन्द्रीय लेखापरीक्षक STATUTORY CENTRAL AUDITORS

कृते आर. जी. एन. प्राइस एंड कं.
For R. G. N. Price & Co.
सनदी लेखाकार Chartered Accountants

पी. एम. वीरमणि
P. M. Veeramani
भागीदार Partner: स.सं. M. No. 023933

कृते जैन कपिला एसोसिएट्स
For Jain Kapila Associates
सनदी लेखाकार Chartered Accountants

डी. के. कपिला
D. K. Kapila
भागीदार Partner: स.सं. M. No. 016905

कृते दत्ता सिंगला एंड कं.
For Datta Singla & Co.
सनदी लेखाकार Chartered Accountants

राजीव दत्ता
Rajiv Datta
भागीदार Partner: स.सं. M. No. 11546

कृते ए. के. साबत एंड कं.
For A. K. Sabat & Co.
सनदी लेखाकार Chartered Accountants

डी. विजय कुमार
D. Vijaya kumar
भागीदार Partner: स.सं. M. No. 051961

कृते ए. आर. विश्वनाथन एंड कं.
For A. R. Viswanathan & Co
सनदी लेखाकार Chartered Accountants

ए. वी. वेंकटाचलम
A. V. Venkatachalam
सनदी लेखाकार Partner: स.सं. M. No. 19546

कृते एस. के. मित्तल एंड कं.
For S. K. Mittal & Co.
सनदी लेखाकार Chartered Accountants

एस. के. मित्तल
S. K. Mittal
भागीदार Partner: स.सं. M. No. 08506

कृते जी.एम. कपाड़िया एंड कं.
For G. M. Kapadia & Co.
सनदी लेखाकार Chartered Accountants

अतुल शाह
Atul Shah
भागीदार Partner: स.सं. M. No. 039569

कृते वी. के. जिंदल एंड कं.
For V. K. Jindal & Co.
सनदी लेखाकार Chartered Accountants

वी. के. जिंदल
V. K. Jindal
भागीदार Partner: स.सं. M. No. 070666

कृते गुप्ता एंड शाह
For Gupta & Shah
सनदी लेखाकार Chartered Accountants

शरद शाह
Sharad Shah
भागीदार Partner: स.सं. M. No. 070601

कृते चौकशी एंड चौकशी
For Chokshi & Chokshi
सनदी लेखाकार Chartered Accountants

कानू चौकशी
Kanu Chokshi
भागीदार Partner: स.सं. M. No. 17085

कृते वर्धमान एंड कं.
For Vardhaman & Co.
सनदी लेखाकार Chartered Accountants

वी. भास्करन
V. Baskaran
भागीदार Partner: स.सं. M. No. 012202

कृते डी. पी. सेन एंड कं.
For D. P. Sen & Co.
सनदी लेखाकार Chartered Accountants

एम.एल. सरकार
M. L. Sarkar
भागीदार Partner: स.सं. M. No. 012961

कृते दत्त सरकार एंड कं.
For Dutta Sarkar & Co.
सनदी लेखाकार Chartered Accountants

बी. के. दत्त
B. K. Dutta
भागीदार Partner: स.सं. M. No. 16175

कृते गुहा नंदी एंड कं.
For Guha Nandi & Co.
सनदी लेखाकार Chartered Accountants

डॉ. बी. एस. कुंडु
Dr. B. S. Kundu
भागीदार Partner: स.सं. M. No. 051221

कोलकाता,
9 मई, 2009

Kolkata
9th May, 2009

स्टेट बैंक समूह के समेकित
वित्तीय विवरण

Consolidated Financial Statements
of State Bank Group

भारतीय स्टेट बैंक का 31 मार्च 2009 की स्थिति के अनुसार (समेकित) तुलनपत्र
STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS ON 31ST MARCH 2009

(000 को छोड़ दिया गया है)
(Rs. in thousand)

पूंजी और देयताएँ CAPITAL AND LIABILITIES	अनुसूची सं. Schedule No.	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
		रु. Rs	रु. Rs
पूंजी Capital	1	634,88,02	631,47,04
आरक्षितियाँ और अधिशेष Reserves & Surplus	2	71755,51,31	60604,91,23
अल्पांश हित Minority Interest	2A	2228,27,31	2028,12,09
जमाराशियाँ Deposits	3	1011988,32,63	776416,51,88
उधार Borrowings	4	64591,64,43	66023,17,07
अन्य देयताएँ और प्रावधान Other Liabilities and Provisions	5	153627,10,37	121565,32,52
	योग TOTAL	**1304825,74,07**	**1027269,51,83**

आस्तियाँ ASSETS	अनुसूची सं. Schedule No.	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और अतिशेष Cash and Balances with Reserve Bank of India	6	74161,06,66	74817,25,54
बैंकों में जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice ...	7	51100,62,90	14211,16,16
विनिधान Investments	8	372231,44,86	273841,72,43
अग्रिम Advances	9	750362,38,45	603221,94,04
अचल आस्तियाँ Fixed Assets	10	5223,47,75	4662,78,97
अन्य आस्तियाँ Other Assets	11	51746,73,45	56514,64,69
	योग TOTAL	**1304825,74,07**	**1027269,51,83**
समाश्रित देयताएँ Contingent Liabilities	12	860686,08,21	945770,20,75
संग्रहण के लिए बिल Bills for Collection		49938,35,27	25225,90,75
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes on Accounts	18		

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी - 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital - 100,00,00,000 shares of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित पूंजी - 63,49,68,500 (पिछले वर्ष 63,15,58,654) प्रत्येक ईक्विटी शेयर रु. 10/- का Issued Capital - 63,49,68,500(Previous Year 63,15,58,654) Equity Shares of Rs.10/- each	634,96,85	631,55,87
अभिदत्त और संदत्त पूंजी - 63,48,80,222 शेयर (पिछले वर्ष 63,14,70,376) प्रत्येक शेयर रु. 10/- का [इसमें 2,71,28,722 (31.03.2008 को 4,24,81,772) शेयर सम्मिलित हैं जो 1,35,64,361 (31.03.2008 को 2,12,40,886) वैश्विक जमा रसीदों के रूप में हैं]. Subscribed and Paid up Capital - 63,48,80,222 (previous year 63,14,70,376) shares of Rs 10/- each [includes 2,71,28,722 (4,24,81,772 as on 31.3.08) shares represented by 1,35,64,361 (2,12,40,886 as on 31.03.08) Global Depository Receipts	634,88,02	631,47,04
योग / TOTAL	**634,88,02**	**631,47,04**

अनुसूची 2 — आरक्षितियाँ और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)		31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
		रु. Rs.		रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	30282,32,41		24708,88,63	
वर्ष के दौरान परिवर्धन Additions during the year	5999,18,65		5573,43,78	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	36281,51,06	—	30282,32,41
II. पूंजी आरक्षितियाँ Capital Reserves #				
अथशेष Opening Balance	806,20,67		794,94,99	
वर्ष के दौरान परिवर्धन Additions during the year	1024,36,81		11,25,68	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	1830,57,48	—	806,20,67
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	20098,96,75		3510,57,33	
वर्ष के दौरान परिवर्धन Additions during the year	560,16,95		16617,09,67	
वर्ष के दौरान कटौतियाँ Deductions during the year	1,21,18	20657,92,52	28,70,25	20098,96,75

समेकन पर रु. 164,08,17 हजार (पिछले वर्ष रु. 173,29,00 हजार) पूंजी आरक्षिती शामिल है.
includes Capital Reserve on consolidation Rs. 164,08,17 thousand (Previous Year Rs. 173,29,00 thousand)

अनुसूची 2 — आरक्षितियाँ और अधिशेष (जारी)
SCHEDULE 2 — RESERVES & SURPLUS (Contd.)

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)		31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)	
		रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
IV. निवेश आरक्षितियाँ Investment Reserve					
अथशेष Opening Balance	... ...	62,17,87		—	
वर्ष के दौरान परिवर्धन Additions during the year	... ...	12,35		62,17,87	
वर्ष के दौरान कटौतियाँ Deductions during the year	... ...	62,30,22	—	—	62,17,87
V. विदेशी मुद्रा विनिमय आरक्षितियाँ Forex Translation Reserve					
अथशेष Opening Balance	... ...	216,70,38		317,83,95	
वर्ष के दौरान परिवर्धन Additions during the year	... ...	1530,98,35		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	... ...	—	1747,68,73	101,13,57	216,70,38
VI. आय और अन्य आरक्षितियाँ Revenue and Other Reserves					
अथशेष Opening Balance	... ...	9050,78,96		12558,08,41	
वर्ष के दौरान परिवर्धन## Additions during the year##	... ...	1995,31,99		1772,36,55	
वर्ष के दौरान कटौतियाँ Deductions during the year	... ...	24,29,11	11021,81,84	5279,66,00	9050,78,96
VII. लाभ और हानि खाते में शेष Balance in Profit and Loss Account	... ...		215,99,68		87,74,19
	योग TOTAL		**71755,51,31**		**60604,91,23**

समेकन समायोजनों को घटाकर
net of consolidation adjustments

अनुसूची 2 क — अल्पांश हित
SCHEDULE 2A — MINORITY INTEREST

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
		रु. Rs.	रु. Rs.
शेयर पूंजी Share Capital	... ...	732,88,49	687,10,51
आरक्षितियाँ एवं अधिशेष Reserves & Surplus	... ...	1495,38,82	1341,01,58
	योग TOTAL	**2228,27,31**	**2028,12,09**

अनुसूची 3 — निक्षेप
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
	रु. Rs.	रु. Rs.
क. I. मांग निक्षेप		
A. I. Demand Deposits		
(i) बैंकों से From Banks	12586,57,54	14451,43,01
(ii) अन्य से From Others	119487,87,68	105165,34,89
II. बचत बैंक निक्षेप Savings Bank Deposits	257008,50,77	205393,41,81
III. सावधि निक्षेप Term Deposits		
(i) बैंकों से From Banks	12600,45,27	7098,89,20
(ii) अन्यों से From Others	610304,91,37	444307,42,97
योग TOTAL	**1011988,32,63**	**776416,51,88**
ख. B. (i) भारत स्थित शाखाओं के निक्षेप Deposits of Branches in India	972058,23,40	748246,84,74
(ii) भारत के बाहर स्थित शाखाओं के निक्षेप Deposits of Branches outside India...	39930,09,23	28169,67,14

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में उधार Borrowings in India		
(i) भारतीय रिज़र्व बैंक Reserve Bank of India	700,00,00	2127,00,00
(ii) अन्य बैंक Other Banks	2979,59,20	10829,61,15
(iii) अन्य संस्थाएँ और अभिकरण Other Institutions and Agencies	9010,74,75	10077,35,71
II. भारत के बाहर से उधार Borrowings outside India	51901,30,48	42989,20,21
योग TOTAL (I और and II)	**64591,64,43**	**66023,17,07**
ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured Borrowings included in I & II above	**4467,81,12**	**4824,41,65**

अनुसूची 5 — अन्य दायित्व और प्रावधान
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	24105,02,03	24853,42,06
II.	अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	5847,80,01	921,17,93
III.	प्रोद्भूत ब्याज Interest accrued	10135,91,51	7458,37,56
IV.	आस्थगित कर दायित्व Deferred Tax Liabilities	8,78	11,98
V.	अन्य (इसमें प्रावधान सम्मिलित हैं) [रु. 36320.80 करोड़ के गौण ऋण (31.03.2008 को रु. 27975.37 करोड़) और रु. 4345.00 करोड़ के बेमीयादी बॉण्ड (31.03.2008 को रु. 3694.50 करोड़) सम्मिलित है] Others (including provisions) ... ... [Includes Subordinated Debt of Rs. 36320.80 crores (Rs. 27975.37 crores as on 31.03.2008) and perpetual bonds of Rs. 4345.00 crores (Rs. 3694.50 crores as on 31.03.2008)]	113538,28,04	88332,22,99
	योग TOTAL	**153627,10,37**	**121565,32,52**

अनुसूची 6 — नकदी और भारतीय रिज़र्व बैंक में जमाराशियाँ
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	5462,49,27	3791,06,09
II.	भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India		
	(i) चालू खाते में In Current Account	68696,06,06	43612,49,34
	(ii) अन्य खातों में In Other Accounts	2,51,33	27413,70,11
	योग TOTAL	**74161,06,66**	**74817,25,54**

अनुसूची 7 — बैंकों में जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्राप्य धन
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में जमाराशियाँ Balances with banks		
(क) चालू खाते में (a) In Current Account	1048,94,28	974,74,30
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	11536,11,88	2738,21,61
(ii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice		
(क) बैंकों में (a) With banks	13146,16,18	4075,14,95
(ख) अन्य संस्थाओं में (b) With Other Institutions	—	—
योग TOTAL	**25731,22,34**	**7788,10,86**
II. भारत के बाहर Outside India		
(i) चालू खाते में In Current Account	14615,30,56	2141,02,42
(ii) अन्य जमा खातों में In Other Deposit Accounts	1760,24,73	930,96,32
(iii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice	8993,85,27	3351,06,56
योग TOTAL	**25369,40,56**	**6423,05,30**
कुल योग GRAND TOTAL (I और and II)	**51100,62,90**	**14211,16,16**

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in		
(i) सरकारी प्रतिभूतियाँ Government Securities	304371,93,75	211357,91,30
(ii) अन्य अनुमोदित प्रतिभूतियाँ Other Approved Securities	3316,19,62	3962,23,98
(iii) शेयर Shares	10357,40,94	9787,29,70
(iv) डिबेंचर और बांड Debentures and Bonds	19485,33,17	21038,67,02
(v) अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures	—	—
(vi) सहयोगी Associates	1104,29,77	984,53,30
(vii) अन्य (यूनिटें आदि) Others (Units, etc.)	26597,43,89	20456,68,15
योग TOTAL	**365232,61,14**	**267587,33,45**
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government Securities (including local authorities)	2131,82,66	1708,96,93
(ii) विदेश स्थित अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures abroad	—	—
(iii) सहयोगी Associates	73,95,05	66,35,50
(iv) अन्य (शेयर, डिबेंचर आदि) Other Investments (Shares, Debentures, etc.)	4793,06,01	4479,06,55
योग TOTAL	**6998,83,72**	**6254,38,98**
कुल योग GRAND TOTAL (I और and II)	**372231,44,86**	**273841,72,43**
III. भारत में विनिधान Investments in India in		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	367437,74,29	268950,26,38
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	2205,13,15	1362,92,93
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above)	**365232,61,14**	**267587,33,45**
IV. भारत के बाहर विनिधान Investments outside India in		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	7333,18,85	6297,49,54
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	334,35,13	43,10,56
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above)	**6998,83,72**	**6254,38,98**
कुल योग GRAND TOTAL (III और and IV)	**372231,44,86**	**273841,72,43**

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
		रु. Rs.	रु. Rs.
क. A.	(I) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	59174,92,19	50693,99,66
	(II) कैश क्रेडिट, ओवरड्राफ्ट और मांग पर प्रतिदेय उधार Cash Credits, Overdrafts and Loans repayable on demand	300353,42,44	222346,44,52
	(III) सावधि उधार Term loans	390834,03,82	330181,49,86
	योग TOTAL	**750362,38,45**	**603221,94,04**
ख. B.	(I) मूर्त आस्तियों द्वारा प्रतिभूत Secured by tangible assets	517483,82,61	431886,78,01
	(II) सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Government Guarantees	84908,70,99	27008,82,91
	(III) अप्रतिभूत Unsecured	147969,84,85	144326,33,12
	योग TOTAL	**750362,38,45**	**603221,94,04**
ग. C.	(I) भारत में अग्रिम Advances in India		
	(i) प्राथमिकता प्राप्त क्षेत्र Priority Sector	213187,15,33	180100,76,59
	(ii) सार्वजनिक क्षेत्र Public Sector	45157,49,19	36479,29,26
	(iii) बैंक Banks	1357,92,62	1217,03,23
	(iv) अन्य Others	399071,89,13	325873,24,78
	योग TOTAL	**658774,46,27**	**543670,33,86**
	(II) भारत के बाहर अग्रिम Advances outside India		
	(i) बैंकों से शोध्य Due from banks	4357,88,70	2220,08,44
	(ii) अन्यों से शोध्य Due from others		
	(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	29454,85,00	15654,28,87
	(ख) अभिषद उधार (b) Syndicated loans	28537,20,01	20564,34,12
	(ग) अन्य (c) Others	29237,98,47	21112,88,75
	योग TOTAL	**91587,92,18**	**59551,60,18**
	कुल योग GRAND TOTAL (ग C.I और and ग C.II)	**750362,38,45**	**603221,94,04**

अनुसूची 10 — स्थिर आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)		31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. क. परिसर A. Premises				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	2020,16,22		1919,93,70	
वर्ष के दौरान परिवर्धन Additions during the year	115,44,78		100,83,28	
वर्ष के दौरान कटौतियाँ Deductions during the year	1,48,03		60,76	
अद्यतन अवक्षयण Depreciation to date	799,97,91	1334,15,06	738,88,63	1281,27,59
ख. निर्माणाधीन परिसर B. Premises under Construction		264,75,68		234,33,61
II. अन्य स्थिर आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	9526,84,04		8054,65,39	
वर्ष के दौरान परिवर्धन Additions during the year	1421,52,17		1615,02,15	
वर्ष के दौरान कटौतियाँ Deductions during the year	110,26,51		142,83,50	
अद्यतन अवक्षयण Depreciation to date	7240,58,35	3597,51,35	6435,28,19	3091,55,85
III. क. पट्टाकृत आस्तियाँ A. Leased Assets				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1104,41,79		1300,30,74	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	12,68,66		195,88,95	
प्रावधानों सहित अद्यतन अवक्षयण Depreciation to date including provisions	1083,79,61		1050,69,08	
	7,93,52		53,72,71	
घटाएँ: पट्टा समायोजन और प्रावधान Less: Lease adjustment and provisions	2,93,24	5,00,28	10,34,28	43,38,43
ख. प्रावधानों को घटाकर चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ) B. Capital works-in-progress (Leased Assets) net of Provisions		22,05,38		12,23,49
योग TOTAL		**5223,47,75**		**4662,78,97**

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
	रु. Rs.	रु. Rs.
(i) अंतर-बैंक समायोजन (निवल) Inter Bank adjustments	15,15	20,07,29
(ii) अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	3475,61,14	13192,32,03
(iii) प्रोद्भूत ब्याज Interest accrued	9563,38,80	8937,30,60
(iv) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	5504,25,48	4539,37,72
(v) लेखन-सामग्री और स्टांप Stationery and stamps	122,99,35	123,56,34
(vi) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	10,13,46	6,30,20
(vii) आस्थगित कर आस्ति Deferred tax asset	2008,08,98	778,51,28
(viii) आस्थगित आय व्यय Deferred Revenue Expenditure	—	—
(ix) अन्य Others #	31062,11,09	28917,19,23
योग TOTAL	**51746,73,45**	**56514,64,69**

समेकन आधार पर साख रु. 610,14,42 हजार शामिल है (पिछले वर्ष रु. 404,67,84 हजार)
Includes Goodwill on consolidation Rs. 610,14,42 thousand (P. Y. Rs. 404,67,84 thousand)

अनुसूची 12 — समाश्रित दायित्व
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2009 (Current Year)	31.3.2008 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2008 (Previous Year)
	रु. Rs.	रु. Rs.
I. ऋण के रूप में स्वीकार नहीं किए गए बैंक के विरुद्ध दावे Claims against the bank not acknowledged as debts	2554,83,30	1193,08,72
II. अंशतः संदत्त विनिधानों के लिए दायित्व Liability for partly paid investments	3,11,88	3,00,00
III. बकाया वायदा विनिमय संविदाओं की बाबत दायित्व Liability on account of outstanding forward exchange contracts	391348,20,03	415574,61,06
IV. संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	61860,94,46	46429,29,93
(ख) भारत के बाहर (b) Outside India	27187,75,11	15116,23,35
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	125739,26,06	90113,41,98
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी हैं Other items for which the banks are contingently liable	251991,97,37	377340,55,71
योग TOTAL	**860686,08,21**	**945770,20,75**
संग्रहण के लिए बिल **Bills for collection**	**49938,35,27**	**25225,90,75**

31 मार्च 2009 को समाप्त वर्ष के लिए लाभ एवं हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2009

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	91667,01,54	71495,81,61
अन्य आय Other Income	14	21426,08,43	18722,99,31
योग TOTAL		**113093,09,97**	**90218,80,92**
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	62626,46,55	47944,04,02
प्रचालन व्यय Operating expenses	16	26571,72,02	23943,23,27
प्रावधान और आकस्मिक व्यय Provisions and contingencies		12721,84,79	9118,70,24
योग TOTAL		**101920,03,36**	**81005,97,53**
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		11173,06,61	9212,83,39
घटाएं : अल्पांश हित Less: Minority Interest		217,77,95	252,22,30
समूह लाभ Group Profit		10955,28,66	8960,61,09
जोड़ें : समूह के देय अग्रानीत लाभ Add: Brought forward Profit attributable to the group		87,74,19	119,01,75
जोड़ें : सामान्य आरक्षितियों से अंतरण Add: Transfer from General Reserve		—	9,37
योग TOTAL		**11043,02,85**	**9079,72,21**
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to Statutory Reserves		5986,94,49	5573,43,78
अन्य आरक्षितियों का अंतरण Transfer to Other Reserves		2689,27,66	1829,15,31
प्रस्तावित लाभांशों को अंतरण Transfer to Proposed Dividend		1841,15,26	1357,66,13
लाभांश पर कारपोरेट कर Corporate Tax on Dividend		309,65,76	231,72,80
अतिशेष जो तुलनपत्र में आगे ले जाया गया है Balance carried over to Balance Sheet		215,99,68	87,74,19
योग TOTAL		**11043,02,85**	**9079,72,21**
प्रति शेअर मूल आय / Basic earnings per share		Rs. 172.68	Rs. 168.61
प्रति शेअर न्यूनीकृत आय / Diluted earnings per share		Rs. 172.68	Rs. 168.45
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes on Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
		रु. Rs.	रु. Rs.
I.	अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	67285,11,86	51920,06,81
II.	विनिधानों पर आय Income on investments	22079,30,66	17406,32,34
III.	भारतीय रिज़र्व बैंक के पास जमाराशियों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	1783,49,79	1442,54,78
IV.	अन्य Others	519,09,23	726,87,68
	योग TOTAL	**91667,01,54**	**71495,81,61**

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
		रु. Rs.	रु. Rs.
I.	कमीशन, विनिमय और दलाली Commission, exchange and brokerage	9722,27,84	7823,87,01
II.	विनिधानों के विक्रय पर लाभ/हानि (निवल) Profit/Loss on sale of investments (Net)	1758,03,89	2780,60,20
III.	विनिधानों के पुनर्मूल्यांकन पर लाभ/हानि (निवल) Profit/(Loss) on revaluation of investments (Net)	(629,25,09)	(856,75,44)
IV.	पट्टाकृत आस्तियों सहित भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets including leased assets (Net)	(4,20,67)	10,70,83
V.	विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	1460,73,34	951,42,65
VI.	भारत/विदेश स्थित संयुक्त उद्यमों से प्राप्त लाभांश Dividends from Associates in India/abroad	13,10,43	15,62,50
VII.	वित्तीय पट्टों से आय Income from financial Lease	31,38,72	42,55,65
VIII.	क्रेडिट कार्ड सदस्यता/सेवा शुल्क Credit card membership/service fees	266,86,43	424,56,77
IX.	जीवन बीमा प्रीमियम Life Insurance Premium	7202,38,85	5611,20,47
X.	सहयोगियों से आय का हिस्सा Share of earnings from associates	(13,64,06)	195,37,67
XI.	विविध आय Miscellaneous Income	1618,38,75	1723,81,00
	योग TOTAL	**21426,08,43**	**18722,99,31**

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
		रु. Rs.	रु. Rs.
I.	निक्षेपों पर ब्याज Interest on deposits	55422,48,03	41713,23,43
II.	भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	3116,10,37	3204,42,09
III.	अन्य Others	4087,88,15	3026,38,50
	योग TOTAL	**62626,46,55**	**47944,04,02**

अनुसूची 16 — प्रचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
		रु. Rs.	रु. Rs.
I.	कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	12997,19,40	10457,50,98
II.	भाटक, कर और रोशनी Rent, taxes and lighting	1780,92,54	1408,47,48
III.	मुद्रण और लेखन-सामग्री Printing and stationery	303,44,90	256,50,51
IV.	विज्ञापन और प्रचार Advertisement and publicity	336,76,05	358,98,05
V.	अवक्षयण Depreciation		
	(क) पट्टाकृत आस्तियों पर (a) Leased Assets	25,86,74	40,71,98
	(ख) अन्य स्थिर आस्तियों पर (b) Other Fixed Assets	898,59,44	997,61,38
VI.	निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	5,59,52	5,03,16
VII.	लेखा-परीक्षकों की फीस और व्यय (इसमें शाखा लेखा-परीक्षकों की फीस और व्यय शामिल है) Auditors' fees and expenses (including branch auditors' fees and expenses)	162,25,44	157,76,80
VIII.	विधि प्रभार Law charges	101,42,14	81,52,13
IX.	डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones, etc.	361,09,96	297,99,14
X.	मरम्मत और अनुरक्षण Repairs and maintenance	239,51,20	302,25,72
XI.	बीमा Insurance	770,68,21	617,15,35
XII.	आस्थगित आय व्यय का परिशोधन Amortization of deferred revenue expenditure	5,83,24	—
XIII.	क्रेडिट कार्ड प्रचालन से संबंधित परिचालन व्यय Operating Expenses relating to Credit Card operations...	176,17,52	317,04,27
XIV.	जीवन बीमा से संबंधित परिचालन व्यय Operating Expenses relating to Life Insurance	4638,63,45	5395,92,89
XV.	अन्य व्यय Other expenditure	3767,72,27	3248,73,43
	योग TOTAL	**26571,72,02**	**23943,23,27**

अनुसूची 17
प्रमुख लेखाकरण नीतियाँ :

क. तैयार करने का आधार :

संलग्न वित्तीय विवरण अवधिगत लागत आधार पर, डेरीवेटिव्स और विदेशी मुद्रा लेन-देनों के लिए यथा आशोधित, जैसा कि नीचे भाग "ग" में वर्णित है, तैयार किए गए हैं। वे भारत में सामान्यत: स्वीकृत लेखा-सिद्धांतों (जीएएपी) के अनुरूप हैं एवं जिनमें सांविधिक प्रावधान, विनियामक प्राधिकरणों के दिशा निर्देश, भारतीय रिज़र्व बैंक, बीमा विनियामक एवं विकास प्राधिकरण, कंपनी अधिनियम 1956, लेखा मानक/भारतीय सनदी लेखाकार संस्थान द्वारा जारी मार्गदर्शी टिप्पणियाँ और भारत में प्रचलित प्रथाएँ शामिल हैं।

प्राक्कलनों का प्रयोग

वित्तीय विवरणों को तैयार करने में प्रबंधन को, वित्तीय विवरणों की तिथि को - आस्तियों और देयताओं, (इसमें आकस्मिक देयताएँ सम्मिलित हैं) की सूचित राशियाँ तथा सूचना अवधि के दौरान सूचित आय एवं व्यय में प्रतिफलित प्राक्कलन और पूर्वानुमान करने की आवश्यकता होती है। प्रबंधन का यह मानना है कि वित्तीय विवरणों को तैयार करने में प्रयुक्त प्राक्कलन विवेकपूर्ण और यथोचित हैं। भावी परिणाम इन प्राक्कलनों से अलग हो सकते हैं। लेखाकरण प्राक्कलनों में किसी संशोधन का वर्तमान और भविष्यगत अवधियों के लिए भविष्यलक्षी प्रभाव से अभिज्ञान किया गया है।

ख. समेकन का आधार:

समूह ***(जिसमें 29 अनुषंगियाँ, 2 संयुक्त उद्यम और 28 सहयोगी शामिल हैं)*** के समेकित वित्तीय विवरण निम्नलिखित के आधार पर तैयार किए गए हैं :

क. भारतीय स्टेट बैंक के लेखा परीक्षित खाते (मूल कंपनी)।

ख. भारतीय सनदी लेखाकार संस्थान के लेखा मानक 21 के अनुसार सभी अंतः समूह भौतिक बकाया/लेनदेन, गैर वसूलीकृत लाभ/हानि को अलग करके तथा असमरूप लेखा नीतियों के लिए जहां आवश्यक हुआ है वहां आवश्यक समायोजन करने के उपरांत अनुषंगियों की आस्ति/देयता/आय/व्यय का मूल (मूल कंपनी) की इन्हीं मदों से क्रमशः अक्षरशः समेकन किया गया है।

ग. संयुक्त उद्यमों का समेकन : भारतीय सनदी लेखाकार संस्थान के लेखा मानक-27 के अनुसार "समानुपातिक समेकन" किया गया है।

घ. "सहयोगियों" में किए गए निवेश का लेखाकरण "इक्विटी-पद्धति" के अंतर्गत भारतीय सनदी लेखाकार संस्थान के लेखा मानक 23 के अनुसार किया गया है।

अनुषंगी कंपनियों में समूह के निवेश की लागत तथा अनुषंगियों की इक्विटी में समूह के अंश के बीच के अंतर को वित्तीय विवरणों में गुडविल/पूंजी आरक्षिती के रूप में दिखाया गया है।

समेकित अनुषंगियों की निवल आस्तियों में अल्पांश हित निम्नवत है:

क. जिस तिथि को किसी अनुषंगी में निवेश किया गया है, उस तिथि को अल्पांश हित की इक्विटी-राशि, और

ख. मूल कंपनी और अनुषंगी के संबंधों के शुरू होने की तिथि से आय आरक्षितियों/हानि (इक्विटी) में अल्पांश-शेयर का उतार-चढ़ाव।

ग. प्रमुख लेखाकरण नीतियाँ

1. आय निर्धारण

1.1 निम्नांकित को छोड़कर आय और व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है। बैंक के विदेश स्थित कार्यालयों के संबंध में आय का अभिज्ञान उस देश के स्थानीय कानून के अनुसार किया गया है जिस देश में वह कार्यालय स्थित है।

SCHEDULE 17
PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation:

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise of statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), Insurance Regulatory and Development Authority, Companies Act, 1956, Accounting Standards (AS)/ guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the prevalent accounting practices in India.

Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

B. Basis of Consolidation:

Consolidated financial statements of the Group ***(comprising of 29 subsidiaries, 2 Joint Ventures and 28 Associates)*** have been prepared on the basis of:

a. Audited accounts of State Bank of India (Parent).

b. Line by line aggregation of each item of asset/liability/ income/expense of the subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances/transactions, unrealised profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per Accounting Standard 21 issued by the Institute of Chartered Accountants of India (ICAI).

c. Consolidation of Joint Ventures – 'Proportionate Consolidation' as per AS 27 of ICAI.

d. Accounting for investment in 'Associates' under the 'Equity Method' as per the AS 23 of ICAI.

The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognised in the financial statements as goodwill / capital reserve.

Minority interest in the net assets of the consolidated subsidiaries consists of:

a. The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

b. The minority share of movements in revenue reserves/ loss (equity) since the date the parent-subsidiary relationship came into existence.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of foreign entities, income is recognised as per the local laws of the country in which the respective foreign entities are located.

1.2 ब्याज आय का लाभ और हानि खाते में प्रोद्भवन आधार पर निर्धारण सिवा (i) अग्रिमों, पट्टों और विनिधानों से समाविष्ट अनर्जक आस्तियों से आय, जिसका निर्धारण भारतीय रिज़र्व बैंक / संबंधित देश के विनियामकों (इसके पश्चात् सामूहिक रूप से विनियामक प्राधिकरण कहलाएंगे) द्वारा निर्धारित विवेकपूर्ण मानदंडों के अनुसार वसूली आधार पर किया जाता है, (ii) विनिधानों की आवेदन-राशि पर ब्याज, (iii) विनिधानों तथा बट्टाकृत बिलों पर अतिदेय ब्याज (iv) रुपया डेरीवेटिव्स पर आय ''ट्रेडिंग'' के रूप में नामित।

1.3 विनिधानों की बिक्री पर होने वाले लाभ / हानि को ''विनिधानों की बिक्री पर लाभ/हानि'' खाते में जमा/नामे किया गया है और उसके पश्चात् ''परिपक्वता के लिए रखे गए'' श्रेणी के विनिधानों की बिक्री पर होने वाले लाभ को (प्रयोज्य करों को घटाने के बाद) पूँजी आरक्षिति में विनियोग किया गया है।

1.4 वित्त पट्टों से हुई आय का परिकलन प्राथमिक पट्टा अवधि से अधिक अवधि के पट्टे पर बकाया निवल विनिधान के पट्टे में अन्तर्निहित ब्याज दर का उपयोग करके किया गया है। 01 अप्रैल, 2001 से प्रभावी पट्टों को पट्टे में निवल विनिधान के समान राशि के अग्रिम के रूप में लेखे में लिया गया है। पट्टा किरायों का मूल राशि और वित्त आय में प्रभाजन वित्त पट्टों से सम्बद्ध बकाया निवल प्रावधानों के नियत आवधिक प्रतिफल के परावर्ती स्वरूप के आधार पर किया गया है। मूल राशि का उपयोग पट्टे में निवल विनिधान राशि को घटाने के लिए किया गया है और वित्त आय को ब्याज आय के रूप में रिपोर्ट किया गया है।

1.5 ''परिपक्वता के लिए रखे गए'' श्रेणी में विनिधान पर आय (ब्याज को छोड़कर) को अंकित मूल्य की तुलना में बट्टाकृत मूल्य पर निम्नवत अभिज्ञान में लिया गया है :

i) ब्याज-प्राप्त करने वाली प्रतिभूतियों के संदर्भ में इसे बिक्री / शोधन के समय अभिज्ञान में लिया गया है।

ii) शून्य-कूपन प्रतिभूतियों पर, इसे प्रतिभूति की शेष अवधि के लिए नियत आय आधार पर लेखे में लिया गया है।

1.6 जहाँ लाभांश प्राप्त करने का अधिकार सिद्ध होता है वहाँ लाभांश को प्रोद्भवन आधार पर लेखे में लिया गया है।

1.7 (i) आस्थगित भुगतान गारंटियों पर गारंटी कमीशन का आकलन गारंटी की पूरी अवधि के लिए किया गया है और (ii) सरकारी व्यवसाय पर कमीशन का निर्धारण प्रोद्भवन आधार पर किया गया है। इन दोनों को छोड़कर अन्य सभी कमीशन और शुल्क - आय का निर्धारण वसूली के बाद किया गया है।

1.8 गैर बैंकिंग इकाइयां

मर्चेंट बैंकिंग:

क. ग्राहक के साथ हुए करार के अनुसार इश्यू-प्रबंधन और परामर्श शुल्क को शामिल किया गया है।

ख. सुपुर्द नियत-कार्य के पूरा होने के बाद निजी नियोजन शुल्क को शामिल किया गया है।

ग. पब्लिक इश्यू से संबंधित हामीदारी-कमीशन को पब्लिक इश्यू के आबंटन प्रक्रिया के पूर्ण होने के पश्चात लेखे में लिया गया है।

घ. पब्लिक इश्यू/म्यूचुअल फंड/अन्य प्रतिभूतियों से संबंधित दलाली आय को-ग्राहक/बिचौलियों से संग्रहण/सूचना प्राप्त होने के बाद लेखे में लिया गया है।

ङ शेयर दलाली कार्यकलाप से संबंधित दलाली आय को लेनदेन करने की तिथि पर शामिल किया गया है और उसमें स्टाम्प शुल्क एवं लेनदेन व्यय शामिल हैं।

आस्ति प्रबंधन:

क. संबंधित योजनाओं से सहमत विशिष्ट दरों पर प्रबंधन शुल्क को अभिज्ञान में लिया गया है। इसे प्रत्येक योजना की निवल आस्ति के दैनिक औसत आधार पर लागू किया गया है (इसमें जहां लागू हो अंतर-योजना विनिधान और संबंधित योजनाओं में कम्पनी द्वारा किए गए विनिधानों को नहीं

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading".

1.3 Profit / Loss on sale of investments is credited / debited to "Profit / Loss on Sale of Investments" and thereafter in respect of profit on sale of investments in the Held to Maturity category is appropriated (net of applicable taxes) to Capital Reserve.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

i. On Interest bearing securities, it is recognised only at the time of sale/ redemption.

ii. On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

1.8 Non-banking entities

Merchant Banking:

a. Issue management and advisory fees are recognised as per the terms of agreement with the client.

b. Fees for private placement are recognised on completion of assignment.

c. Underwriting commission relating to public issues is accounted for on finalisation of allotment of the public issue.

d. Brokerage income relating to public issues/mutual fund/other securities is accounted for based on mobilisation and intimation received from clients/ intermediaries.

e. Brokerage income in relation to stock broking activity is recognized on the trade date of transactions and includes stamp duty and transaction charges.

Asset Management:

a. Management fee is recognised at specific rates agreed with the relevant schemes, applied on the average daily net assets of each scheme (excluding inter-scheme investments, where applicable, and

शामिल किया गया है।) और यह सेबी (म्यूचुअल-फंड) विनियम 1996 द्वारा निर्धारित सीमाओं के अनुरूप है।

ख. संविदा शर्तों के अनुसार, संविभाग सलाहकार सेवाओं से प्राप्त आय को प्रोद्भवन आधार पर शामिल किया गया है।

ग. प्रत्याभूत घाटा-योजनाओं से होने वाली वसूली-जिसे पहले व्यय माना गया था - उसे प्राप्ति के वर्ष में आय के रूप में माना गया है।

घ. योजना - व्ययः अनुमानित दर से अधिक योजना-व्ययों को लाभ और हानि खाते में प्रभारित किया गया है।

ङ सब्रोगेशन - अधिकार के अंतर्गत कंपनी द्वारा अभिगृहीत योजनाओं के अंतरित निवेश की वसूली प्राप्ति आधार पर लेखे में ली गई है।

क्रेडिट कार्ड परिचालन :

क. सदस्यता ग्रहण शुल्क तथा प्रथम वार्षिक शुल्क को एक वर्ष की अवधि के लिए निर्धारित किया गया है क्योंकि यह ज्यादा सटीक ढंग से उस अवधि को दर्शाती है, जिससे शुल्क संबंधित है।

ख. इंटरचेंज आय को प्रोद्भवन आधार पर अभिज्ञान में लिया गया है।

ग. सभी अन्य सेवा शुल्क संबंधित लेनदेन के समय दर्ज किए जाते हैं।

फैक्टरिंग :

अनर्जक परिसंपत्तियों, जहाँ वसूली होने पर आय को हिसाब में लिया जाता है, के मामले को छोड़कर फैक्टरिंग सेवा शुल्कों को प्रोद्भवन आधार पर हिसाब में लिया जाता है। कंपनी द्वारा फैक्टरींग/वित्तीयन संस्वीकृति के बाद प्रक्रिया शुल्क प्रोद्भूत होते है।

जीवन बीमा:

क. पॉलिसी धारकों से देय होने पर, जीवन बीमा प्रीमियम (सेवाकर को घटाने के बाद) को आय के रूप में लिया जाता है। कालातीत पॉलिसियों को जब तक पुनःप्रवर्तित न किया जाए, तब तक ऐसी पॉलिसियों के वसूल न किए गए प्रीमियम को हिसाब में नहीं लिया जाता है। लिंक्ड व्यवसाय के मामले में एसोसिएटेड इकाइयों के आबंटन के समय प्रीमियम आय का निर्धारण किया जाता है।

ख. पुनर्बीमा पर प्राप्त प्रीमियम को पुनर्बीमाकर्ता के साथ हुई संधि अथवा सैद्धांतिक व्यवस्था की शर्तों के अनुसार हिसाब में लिया जाता है।

ग. मृत्यु से संबंधित जीवन बीमा दावों की सूचना प्राप्त होने पर उन्हें हिसाब में लिया जाता है। वर्ष के अंत तक की सूचनाओं पर ऐसे दावों की गणना के लिए विचार किया जाता है। परिपक्वता से संबंधित दावों को पॉलिसी की परिपक्वता तिथि को हिसाब में लिया जाता है। वार्षिक लाभों की गणना उस समय की जाती है, जब वे देय होते हैं। जहाँ प्रयोज्य हो, दावा-व्यय में पॉलिसी लाभ एवं दावा निपटान व्यय शामिल होते हैं। पुनर्बीमाकर्ताओं से वसूल की जाने वाली राशियों को संबंधित दावों की अवधि के लिए हिसाब में लिया जाता है और उन्हें दावों से घटाया जाता है।

घ. कमीशन, चिकित्सा शुल्क जैसी लागतें जो बीमा संविदा शुरू करते समय और उनका नवीनीकरण करते समय मूल अभिग्रहण-लागत होती हैं - इनका भुगतान व्यय के समय ही कर दिया जाता है।

ड़. बीमा पालिसियों के लिए देयता : सभी जीवन बीमा पालिसियों की बीमांकिक देयता - इस्टीट्यूट आफ एक्चूअरीज़ आफ इंडिया द्वारा निर्धारित दिशा निर्देशों के अनुसार -नियुक्त किए गए एक्चुअरी द्वारा की जाती है।

investments made by the company in the respective scheme) and are in conformity with the limits specified under SEBI (Mutual Funds) Regulations, 1996.

b. Portfolio Advisory Service income is recognised on accrual basis as per the terms of the contract.

c. Recovery from guaranteed schemes of deficit earlier recognised as expense is recognised as income in the year of receipt.

d. Scheme Expenses: Expenses of schemes in excess of the stipulated rates are charged to the Profit and Loss Account.

e. Recovery, if any, on realisation of devolved *investments of schemes acquired by the company in* terms of right of subrogation is accounted on the basis of receipts.

Credit Card Operations:

a. Joining membership fee and first annual fee have been recognised over a period of one year as they more closely reflects the period to which the fee relate to.

b. Interchange income is recognised on accrual basis.

c. All other service fees are recorded at the time of occurrence of the respective transaction.

Factoring:

Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation. Processing charges are accrued upon acceptance of sanction of the factoring /financing limits by the Company.

Life Insurance:

a. Premium (net of service tax) is recognized as income when due from policyholders. Uncollected premium from lapsed policies is not recognised as income until such policies are revived. In respect of linked business, premium income is recognised when the associated units are allotted.

b. Premium ceded on reinsurance is accounted in accordance with the terms of the treaty or in-principle arrangement with the Re-Insurer.

c. Claims by death are accounted when intimated. Intimations upto the end of the year are considered *for accounting of such claims. Claims by maturity* are accounted on the policy maturity date. Annuity benefits are accounted when due. Surrenders are *accounted as and when notified. Claims cost* consist of the policy benefit amounts and claims settlement costs, where applicable. Amounts *recoverable from re-insurers are accounted for in* the same period as the related claims and are reduced from claims.

d. Acquisition costs such as commission; medical fees etc. are costs that are primarily related to the acquisition of new and renewal insurance contracts and are expensed as and when incurred.

e. Liability for life policies: The actuarial liability of all the life insurance policies has been calculated by the appointed actuary as per the guidelines prescribed by the Institute of Actuaries of India.

पेंशन निधि परिचालन :

क. प्रबंधन की फीस कंपनी और एनपीएस न्यासियों के बीच हुए निवेश प्रबंधन करार (आइएमए) के अनुसार तैयार की गई संबद्ध योजनाओं के संबंध में निर्दिष्ट सहमत दरों से प्रोद्भूत आधार पर शामिल किया गया है। जहाँ कहीं सेवा कर वसूल किया गया है, वहाँ उसे आय में शामिल नहीं किया गया है।

ख. विनिधानों की बिक्री पर लाभ हानि को लेनदेन तिथि आधार पर शामिल किया गया है।

म्यूचुअल फण्ड न्यासी परिचालन :

न्यासधारिता शुल्कों / प्रबंधन शुल्कों को कंपनियों के बीच हुए संविदा की संबंधित शर्तो के अनुसार प्रोद्भूत आधार पर शामिल किया गया है।

2. **विनिधान**

विनिधानों को वर्तमान विनियामक दिशा-निर्देशों के अनुसार लेखे में लिया गया है। बैंक अपने विनिधानों को लेखे में लेने के लिए व्यवसाय-तिथि पद्धति अपनाता है।

2.1 **वर्गीकरण**

विनिधानों का 3 श्रेणियों अर्थात् "परिपक्वता के लिए रखे गए", "विक्रय के लिए उपलब्ध" और "व्यवसाय के लिए रखे गए" (इसके पश्चात् इन्हें श्रेणियाँ कहा जाएगा) में वर्गीकृत किया गया है। इन श्रेणियों में प्रत्येक श्रेणी के अन्तर्गत विनिधानों को पुन: निम्नानुसार छह समूहों में वर्गीकृत किया गया है।

i. सरकारी प्रतिभूतियाँ,
ii. अन्य अनुमोदित प्रतिभूतियाँ,
iii. शेयर,
iv. डिबेंचर और बांड,
v. अनुषंगी/संयुक्त उद्यम तथा
vi. अन्य

2.2 **वर्गीकरण का आधार :**

i. उन विनिधानों को "परिपक्वता के लिए रखे गए" श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें बैंक द्वारा परिपक्वता तक रखा जाता है।

ii. उन विनिधानों को "व्यवसाय के लिए रखे गए" श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें क्रय तिथि से 90 दिनों के भीतर सिद्धांतत: पुनर्विक्रय हेतु रखा जाता है।

iii. जिन विनिधानों को उपर्युक्त दो श्रेणियों में वर्गीकृत नहीं किया गया है, उन्हें "विक्रय के लिए उपलब्ध" श्रेणी के रूप में वर्गीकृत किया गया है।

iv. किसी विनिधान को इसके क्रय के समय "परिपक्वता के लिए रखे गए", "विक्रय के लिए उपलब्ध" या "व्यवसाय के लिए रखे गए" श्रेणियों में वर्गीकृत किया गया है और उसके पश्चात् श्रेणियों में परस्पर परिवर्तन विनियामक दिशा-निर्देशों के अनुरूप किया गया हैं।

2.3 **मूल्यन :**

i. किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में :

(क) अभिदानों पर प्राप्त दलाली / कमीशन / प्रतिभूति लेनदेन कर को लागत में से घटा दिया गया है।

(ख) विनिधानों के अभिग्रहण के संबंध में प्रदत्त दलाली, कमीशन आदि का उसी समय व्यय कर दिया गया है और इन्हें लागत में शामिल नहीं किया गया है।

(ग) ऋण लिखतों पर खंडित अवधि के लिए प्रदत्त/प्राप्त ब्याज को आय मद के रूप में माना गया है।

(घ) लागत का निर्धारण भारित औसत लागत प्रणाली के अनुसार किया गया है।

Pension Fund Operation:

a. Management fees is recognized at specified rates agreed with the relevant schemes calculated as per the Investment Management Agreement (IMA) entered into between the Company and NPS Trustees, on accrual basis. Revenue excludes Service Tax, wherever recovered.

b. Profit/loss on sale of investments is recognized on trade date basis.

Mutual Fund Trustee Operation:

Trusteeship fees / management fees are recognised on an accrual basis in accordance with the respective terms of contract between the Companies.

2. **Investments**

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 **Classification**

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,
ii. Other Approved Securities,
iii. Shares,
iv. Debentures and Bonds,
v. Subsidiaries/Joint ventures and
vi. Others.

2.2 **Basis of classification:**

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

2.3 **Valuation:**

i. In determining the acquisition cost of an investment:

a. Brokerage/commission/securities transaction tax received on subscriptions is reduced from the cost.

b. Brokerage, commission etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

c. Broken period interest paid / received on debt instruments is treated as revenue item.

d. Cost is determined on the weighted average cost method.

(ङ) उपरोक्त तीन श्रेणियों में प्रतिभूति के अंतरण को अंतरण की तिथि पर न्यूनतम अभिग्रहण लागत/बही मूल्य/बाजार मूल्य के अनुसार लेखे में लिया गया है, और ऐसे अंतरण पर हुए मूल्यह्रास, यदि हो तो, का प्रावधान किया गया है।

ii. राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन अग्रानीत व्यय आधार पर किया गया है।

iii. **''परिपक्वता के लिए रखे गए'' श्रेणी :** ''परिपक्वता के लिए रखे गए'' प्रत्येक स्क्रिप को अभिग्रहण लागत पर लिया गया है और यदि उसे अंकित मूल्य पर अभिगृहीत किया गया है तो उसे परिशोधित लागत पर लिया गया है. किसी अभिग्रहीत प्रीमियम को नियत आय आधार पर प्रतिभूति की बची हुई परिपक्वता अवधि में परिशोधित किया गया है। ऐसे प्रीमियम के परिशोधन को ''विनिधानों पर ब्याज'' शीर्ष के अन्तर्गत आय के सापेक्ष समायोजित किया गया है। अस्थायी के अतिरिक्त ह्रास के लिए प्रावधान किया गया है। क्षेत्रीय ग्रामीण बैंकों को छोड़कर अनुषंगियों, संयुक्त उद्यमों और सहयोगियों (देश और विदेश दोनों में ही) में विनिधान को अवधिगत लागत आधार पर मूल्यांकित किया गया है। क्षेत्रीय ग्रामीण बैंकों में विनिधान को अग्रानीत लागत (अर्थात् बही मूल्य) पर मूल्यांकित किया गया है।

iv. **विक्रय के लिए उपलब्ध तथा व्यवसाय के लिए रखे गए श्रेणियाँ :** उपरोक्त दोनों श्रेणियों के प्रत्येक स्क्रिप का पुनर्मूल्यन विनियामक दिशा-निर्देशों के अनुसार निर्धारित बाजार मूल्य या उचित मूल्य के अनुसार किया गया है और प्रत्येक श्रेणी से सम्बद्ध प्रत्येक समूह के निवल मूल्यह्रास का प्रावधान किया गया है और निवल मूल्यवृद्धि को लेखे में नहीं लिया गया है। मूल्यह्रास का प्रावधान होने पर प्रत्येक प्रतिभूति का बही मूल्य बाजार के बही - मूल्य के अनुसार अंकन के पश्चात् अपरिवर्तित रहा है।

v. आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का मूल्यन गैर-सांविधिक चलनिधि अनुपात (नॉन-एसएलआर) लिखतो पर लागू दिशा-निर्देशों के अनुसार किया गया है। तदनुसार, जिन मामलों में आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का परिशोधन तत्सम्बद्ध योजना के लिखतों के लिए आबंटित वित्तीय आस्तियों की वास्तविक वसूली के अनुसार किया गया है, उन मामलों में निवल आस्ति मूल्य, आस्ति पुनर्निर्माण कंपनी से प्राप्त, की गणना ऐसे विनिधानों के मूल्यन के लिए की गई है।

vi. देशी कार्यालयों के संबंध में भारतीय रिज़र्व बैंक के तथा विदेश स्थित कार्यालयों के संबंध में उस देश के विनियामकों के दिशा-निर्देशों के आधार पर विनिधानों को अर्जक और अनर्जक श्रेणियों में विभाजित किया गया है। देशी कार्यालयों के विनिधान निम्नलिखित स्थितियों में अनर्जक हो जाते हैं :

क. ब्याज/किस्त (परिपक्वता राशि सहित) देय है और 90 दिनों से अधिक अवधि के लिए बकाया हैं।

ख. इक्विटी शेयरों के संबंध में, जहाँ अद्यतन तुलनपत्र की अनुपलब्धता के कारण शेयरों को रु. 1/- प्रति कंपनी मूल्य प्रदान किया गया है - ऐसे इक्विटी शेयरों को अनर्जक विनिधान माना जाएगा।

ग. यदि जारीकर्ता द्वारा ली गई कोई ऋण-सुविधा बैंक - बही में अनर्जक आस्ति हो गई है - ऐसी स्थिति में उसी जारीकर्ता द्वारा जारी किसी भी प्रतिभूति में विनिधान को और जारीकर्ता द्वारा विनिधान को अनर्जक विनिधान माना जाएगा।

घ. उपर्युक्त, आवश्यक परिवर्तनों के साथ उन प्रिफरेन्स शेयरों पर भी लागू होगा जहाँ निर्धारित लाभांश का भुगतान नहीं किया गया है।

ङ ऐसे डिबेंचरों / बांडों में विनिधान जो अग्रिम की प्रकृति के हैं उन पर अनर्जक विनिधान के वही मानदंड लगेंगे जो विनिधानों पर लागू होते हैं।

e. The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at carrying cost.

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in Regional Rural Banks (RRBs) are valued at equity cost determined in accordance with Accounting Standard 23.

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value determined as per Regulatory guidelines, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to Non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign entities. Investments of domestic offices become non performing where:

a. Interest/instalment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b. In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c. If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d. The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

e. The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

च. विदेशी इकाइयों के अनर्जक विनिधानों के संबंध में प्रावधान- स्थानीय विनियामकों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है।

vii. रिपो तथा प्रत्यावर्तित रिपो लेन-देन (भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन लेनदेन के अलावा) को लेखे में लेने के लिए बैंक ने भारतीय रिज़र्व बैंक द्वारा निर्धारित "समान लेखा प्रक्रिया" को अपनाया है. तदनुसार, रिपो/प्रत्यावर्तित रिपो के अधीन विक्रय/क्रय की गई प्रतिभूतियों को एकमुश्त विक्रय / क्रय माना गया है और उन्हें रिपो/प्रत्यावर्तित रिपो खातों के लेखे में लिया गया है तथा इन प्रविष्टियों का परिपक्वता तिथि को प्रत्यावर्तन किया गया है। लागत एवं आय को यथास्थिति ब्याज व्यय/आय के रूप में लेखे में लिया गया है। रिपो/प्रत्यावर्तित रिपो खाते की शेष राशि का समायोजन विनिधान खाते की शेष राशि के सापेक्ष किया गया है।

viii. भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन क्रय / बिक्री की गई प्रतिभूतियों को विनिधान खाते में नामे/ जमा किया गया है और उनको लेनदेन की परिपक्वता की तिथि पर प्रत्यावर्तित किया गया है। उन पर व्यय / अर्जित ब्याज को व्यय/आय के रूप में लेखे में लिया गया है।

3 ऋण/अग्रिम और उन पर प्रावधान

3.1 ऋणों और अग्रिमों का वर्गीकरण भारतीय रिज़र्व बैंक द्वारा जारी दिशा - निर्देशों के आधार पर अर्जक और अनर्जक ऋणों और अग्रिमों के रूप में किया गया है। ऋण आस्तियाँ उन मामलों में अनर्जक बन गई हैं, जहाँ:

i. सावधि ऋण के संबंध में, ब्याज और/अथवा मूलधन की किस्त 90 दिनों से अधिक अवधि के लिए अतिदेय रहती है;

ii. ओवरड्राफ्ट या नकद-ऋण अग्रिम के संबंध में खाता "असंगत" ("आउट ऑफ आर्डर") रहता है, अर्थात् यदि बकाया शेषराशि निरन्तर 90 दिनों की अवधि के लिए संस्वीकृत सीमा /आहरण प्राधिकार से अधिक हो जाती है, या कोई भी राशि तुलनपत्र की तिथि को निरन्तर 90 दिनों के लिए जमा नहीं है अथवा ये जमाराशियाँ उसी अवधि के दौरान देय ब्याज का भुगतान करने के लिए अपर्याप्त हैं;

iii. क्रय किए गए/बट्टाकृत बिलों के संबंध में, बिल 90 दिनों की अवधि से अधिक अतिदेय रहते हैं;

iv. अल्पावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन की किस्त या ब्याज 02 फसल-ऋतुओं के लिए अतिदेय रहते हैं;

v. दीर्घावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन या ब्याज एक फसल -ऋतु के लिए अतिदेय रहते हैं।

3.2 अनर्जक अग्रिमों को भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित मानदंडों के आधार पर अव-मानक, संदिग्ध और हानिप्रद आस्तियों में वर्गीकृत किया गया है:

i. अव-मानक : कोई ऋण आस्ति, जो 12 महीनों या उससे कम अवधि के लिए अनर्जक रह गई है।

ii. संदिग्ध : कोई ऋण आस्ति, जो 12 महीनों की अवधि के लिए अव-मानक वर्ग में रह गई है।

iii. हानिप्रद : कोई ऋण आस्ति, जिसमें हानि का अभिज्ञान हो गया है किन्तु उस राशि को पूर्णतया बट्टे खाते में नहीं डाला गया है।

3.3 अनर्जक आस्तियों के लिए प्रावधान विनियामक प्राधिकरणों द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार किए गए हैं और ये भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित न्यूनतम प्रावधान मानदंड के अधीन किए गए हैं:

f. In respect of foreign entities, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/ drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

अव-मानक आस्तियाँ : i. 10% का सामान्य प्रावधान

ii. ऋण जोखिमों, जो प्रारंभ से ही अप्रतिभूत हैं, के लिए 10% का अतिरिक्त प्रावधान (जहाँ प्रतिभूति का वसूली - मूल्य प्रारंभ से ही 10% से अधिक नहीं है)

संदिग्ध आस्तियाँ :

प्रतिभूत भाग : i. एक वर्ष तक - 20%

ii. एक से तीन वर्ष तक - 30%

iii. तीन वर्ष से अधिक 100%

– अप्रतिभूत भाग : 100%

हानिप्रद आस्तियाँ : 100%

3.4 विदेश स्थित कार्यालयों के अनर्जक अग्रिमों के संबंध में प्रावधान -स्थानीय विनियामकों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है ।

3.5 अनर्जक आस्तियों के विक्रय को भारतीय रिज़र्व बैंक द्वारा निर्धारित दिशा - निर्देशों के अनुसार लेखे में लिया गया है, जिसमें किसी घाटे (जहाँ विक्रय मूल्य निवल बही मूल्य से कम है) के लिए प्रावधान किया जाना आवश्यक है, जबकि अधिशेष को (जहाँ विक्रय मूल्य निवल बही मूल्य से ज्यादा है) को शामिल नहीं किया गया है । निवल बही मूल्य रखे गए विशिष्ट प्रावधान तथा भारतीय निर्यात ऋण गारंटी निगम (इसीजीसी) के प्राप्त दावों से घटाने पर बकाया है ।

3.6 अग्रिमों में से विशिष्ट ऋण पर किए गए हानिप्रद प्रावधानों, अप्राप्त ब्याज, भारतीय निर्यात ऋण गारंटी निगम (इसीजीसी) के प्राप्त दावों और बट्टाकृत बिलों को घटा दिया गया है ।

3.7 पुनर्संरचनागत / पुन: निर्धारित आस्तियों के लिए प्रावधान भारतीय रिज़र्व बैंक द्वारा जारी दिशा -निर्देशों के अनुसार किए गए हैं, जिसके अनुरूप मूल - ऋण करार के अनुसार भविष्यगत बकाया ब्याज के वर्तमान मूल्य की पुनर्संरचित पैकेज के अंतर्गत सम्भावित ब्याज - आय से तुलना करने के बाद उक्त राशि की अनर्जक आस्तियों के लिए किए गए प्रावधान के अतिरिक्त प्रावधान किया जाएगा । उपर्युक्त के कारण होने वाले उत्सर्जित ब्याज के प्रावधान को अग्रिम से घटाया गया है ।

3.8 अनर्जक आस्तियों के रूप में वर्गीकृत ऋण खातों के मामले में, विनियामकों द्वारा निर्धारित दिशा-निर्देशों के अनुरूप होने पर ही किसी खाते को अर्जक खाते के रूप में पुनर्वर्गीकृत किया जा सकता है ।

3.9 पूर्ववर्ती वर्षों में बट्टे खाते में डाले गए ऋणों के सापेक्ष वसूली गई राशि का निर्धारण राजस्व के रूप में किया गया है ।

3.10 पिछले वर्ष अग्रिमों के संदर्भ में रेखांकित किए गए ऐसे गैर-वसूलीकृत ब्याज जो चालू वर्ष के दौरान अनर्जक हो गए हैं, उनके लिए प्रावधान किया गया है ।

3.11 अनर्जक आस्तियों पर विशिष्ट प्रावधान के अतिरिक्त, भारतीय रिज़र्व बैंक द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार मानक आस्तियों के लिए सामान्य प्रावधान भी किए गए हैं । निवल अनर्जक आस्तियों की स्थिति की जानकारी के लिए मानक आस्तियों पर प्रावधानों को गणना में शामिल नहीं किया गया है । ये प्रावधान तुलनपत्र की अनुसूची 5 के ''अन्य देयताएँ और प्रावधान - अन्य'' शीर्ष के अन्तर्गत प्रदर्शित हैं ।

4. अस्थायी प्रावधान

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार, बैंक के पास अग्रिमों, विनिधानों और सामान्य प्रयोजन के लिए अलग-अलग अस्थायी प्रावधान बनाने और उनका उपयोग करने से संबंधित एक अनुमोदित नीति है। सृजित किए जानेवाले अस्थायी प्रावधानों की राशि प्रत्येक वित्तीय वर्ष के अंत में निर्धारित की जाती है। अस्थायी प्रावधानों का उपयोग

Substandard Assets: i. A general provision of 10%

ii. Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)

Doubtful Assets:

– Secured portion: i. Upto one year – 20%

ii. One to three years – 30%

iii. More than three years – 100%

– Unsecured portion: 100%

Loss Assets: 100%

3.4 In respect of foreign entities, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstanding as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice arising out of the above, is reduced from advances.

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Floating Provision

In accordance with the Reserve Bank of India guidelines, the bank has an approved policy for creation and utilisation of floating provisions separately for advances, investments and general purpose. The quantum of floating provisions

भारतीय रिज़र्व बैंक की पूर्व अनुमति से इस नीति में निर्दिष्ट की गई असाधारण परिस्थितियों के अंतर्गत आने वाली आकस्मिकताओं के लिए ही किया जाएगा।

5. बैंकिंग इकाइयों के लिए देशवार ऋण-जोखिम संबंधी प्रावधान:

आस्ति वर्गीकरण की स्थिति के अनुरूप किए गए विशिष्ट प्रावधान के अतिरिक्त पृथक् देशवार ऋण जोखिम (निजी देश के अलावा) के लिए प्रावधान किए गए हैं। इन देशों का वर्गीकरण सात जोखिम यथा नगण्य, कम, सामान्य, अधिक, अत्यधिक, प्रतिबंधित एवं ऋण में शामिल न होने वाले वर्गों में किया गया है, तथा यह प्रावधान भारतीय रिज़र्व बैंक के वर्तमान दिशा - निर्देशों के अनुसार किया गया है। यदि प्रत्येक देश से संबंधित बैंक का देशवार ऋण जोखिम (निवल) कुल निधिक आस्तियों के 1% से अधिक नहीं है तो ऐसे देशवार ऋण जोखिम पर कोई प्रावधान नहीं रखा गया है । यह प्रावधान तुलनपत्र की अनुसूची 5 में "अन्य देयताएं एवं प्रावधान - अन्य" के अंतर्गत दर्शाया गया है।

6. डेरीवेटिव्स :

6.1 बैंक तुलनपत्र को तुलनपत्र के बाहर की आस्तियों और देयताओं की प्रतिरक्षा के लिए अथवा व्यापार प्रयोजनों हेतु विदेशी मुद्रा विकल्प, ब्याज दर विनिमय, मुद्रा विनिमय, और परस्पर मुद्रा ब्याज दर विनिमय तथा वायदा दर करार जैसी डेरीवेटिव्स संविदाएं करता है। तुलनपत्र की आस्तियों एवं देयताओं की प्रतिरक्षा के लिए की गई विनिमय संविदाएं इस ढंग से तैयार की जाती है कि वे तुलनपत्र की अंतर्निहित मदों के साथ प्रतिकूल एवं क्षतिपूर्ति प्रभाव को सहन कर सके। ऐसे डेरिवेटिव्स लिखतों का प्रभाव अंतर्निहित आस्तियों के संचालन के साथ जुड़ा हुआ है और प्रतिरक्षा लेखा सिद्धांतों के अनुसार लेखों में लिया गया है।

6.2 सभी डेरीवेटिव्स लिखतों को तुलनपत्र में आस्तियों या देयताओं के रूप में दर्शाया गया है और बाजार के लिए चिह्नित के आधार पर मापा गया है।

6.3 प्रतिरक्षा के रूप में वर्गीकृत डेरीवेटिव्स संविदाएं प्रोद्भूत आधार पर दर्ज की गई है जब तक अंतर्निहित आस्तियों / देयताओं / देयताओं को भी बाजार मूल्य पर बही में शामिल नहीं कर दिया जाता तब तक प्रतिरक्षा संविदाओं को बाजार मूल्य पर बही में शामिल नहीं किया जाता है।

6.4 उपर्युक्त को छोडकर, अन्य सभी डेरीवेटिव्स संविदाएं उद्योग में प्रचलित सामान्यत: स्वीकृत प्रथाओं के अनुसार बाजार मूल्य पर बही में शामिल की गई हैं। बाजार मूल्य पर बही में शामिल किए गए डेरीवेटिव्स संविदाओं के संबंध में, बाजार मूल्य में हुए परिवर्तनों को परिवर्तन की अवधि से लाभ और हानि खाते में दर्शाया गया है।

6.5 प्रदत्त या प्राप्त विकल्प प्रीमियम को विकल्प की समाप्ति पर लाभ और हानि खाते में दर्ज किया गया है। बेचे गए विकल्पों पर प्राप्त प्रीमियम और खरीदे गए विकल्पों पर प्रदत्त प्रीमियम में शेष को फोरेक्स ओवर दि काउंटर विकल्पों के संबंध में बाजार मूल्य पर बही में शामिल की जाने वाली राशि निकालने हेतु ध्यान में रखा गया है।

7. अचल आस्तियाँ और मूल्यह्रास:

7.1 अचल आस्तियों का संचित मूल्यह्रास से कम लागत पर अंकन किया गया है।

7.2 लागत में क्रय लागत तथा समस्त व्यय, जैसे कि स्थान की तैयारी, संस्थापन लागत और आस्ति पर उसका उपयोग करने से पूर्व वहन की गई फीस शामिल हैं। उपयोग की गई आस्तियों पर वहन किए गए अनुवर्ती व्यय को केवल तभी पूंजीकृत किया गया है, जब ये व्यय इन आस्तियों से होने वाले भावी लाभ को/इन आस्तियों की व्यावहारिक क्षमता को बढ़ाते है।

to be created would be assessed at the end of each financial year. The floating provisions would be utilised only for contingencies under extra ordinary circumstances specified in the policy with prior permission of Reserve Bank of India.

5. Provision for Country Exposure for Banking Entities

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures. The provision is reflected in schedule 5 of the balance sheet under the "Other liabilities & Provisions – Others".

6. Derivatives:

6.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

6.2 All derivative instruments are recognised as assets or liabilities in the balance sheet and measured at marked to market.

6.3 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

6.4 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change.

6.5 Option premium paid or received is recorded in profit and loss account at the expiry of the option. The Balance in the premium received on options sold and premium paid on options bought have been considered to arrive at Mark to Market value for forex Over the Counter o3ptions.

7. Fixed Assets and Depreciation

7.1 Fixed assets are carried at cost less accumulated depreciation.

7.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

7.3 इस देशी परिचालन के संबंध में मूल्यहास की दरें और मूल्यहास दर्शाने की पद्धति का विवरण निम्नानुसार है :

क्रम सं.	अचल आस्तियों का विवरण	मूल्यहास दर्शाने की पद्धति	मूल्यहास/परिशोधन दर
1	कंप्यूटर	सीधी कटौती प्रणाली	33.33% प्रति वर्ष
2	हार्डवेयर के अभिन्न अंग के रूप में शामिल कंप्यूटर सॉफ्टवेयर	ह्रासित मूल्य पद्धति	60%
3	हार्डवेयर के अभिन्न अंग के रूप में न शामिल कंप्यूटर सॉफ्टवेयर	सीधी कटौती प्रणाली	अभिग्रहण वर्ष में 100%
4	31 मार्च 2001 तक वित्तीय पट्टे पर दी गई आस्तियाँ	सीधी कटौती प्रणाली	कंपनी अधिनियम 1956 के अधीन निर्धारित दर पर
5	अन्य अचल आस्तियाँ	ह्रासित मूल्य पद्धति	आयकर नियम 1962 के अधीन निर्धारित दर पर

7.4 वर्ष के दौरान देशी परिचालनों से प्राप्त आस्तियों के संबंध में मूल्यहास 182 दिनों तक प्रयुक्त आस्तियों पर अर्द्धवर्ष के लिए तथा 182 दिनों से अधिक प्रयुक्त आस्तियों पर पूरे वर्ष के लिए दर्शाया गया है, जबकि कंप्यूटरों और साफ्टवेयर पर मूल्यहास - इस आस्ति का उपयोग करने की अवधि से निरपेक्ष पूरे वर्ष के लिए दर्शाया गया है।

7.5 ऐसी मदें जिनमें से प्रत्येक का मूल्य रु.1000/- से कम हो उन्हें क्रय वर्ष में ही बट्टे खाते में डाल दिया गया है।

7.6 पट्टाकृत परिसरों से सम्बद्ध पट्टा प्रीमियम, यदि हो तो, को पट्टा अवधि पर परिशोधित किया गया है और पट्टा किराया को उसी वर्ष प्रभारित किया गया है।

7.7 बैंक द्वारा 31 मार्च 2001, को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों के मूल्य को पट्टाकृत आस्तियों के रूप में अचल आस्तियों के अंतर्गत दर्शाया गया है और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यहास के अंतर को पट्टा समानीकरण लेखे में लिया गया है।

7.8 विदेशी शाखाओं/अनुषंगियों/सहयोगियों द्वारा धारित अचल आस्तियों पर मूल्यहास का प्रावधान संबंधित देशों के स्थानीय विनियमों/मानदंडों के अनुसार किया गया है।

8. पट्टे:

आस्ति वर्गीकरण और अग्रिमों के लिए लागू प्रावधानीकरण मानदंडों का उपरोक्त अनुच्छेद 3 में दिए गए दिशा-निर्देशों के अनुसार इन वित्तीय पट्टो में भी प्रयोग किया गया है।

9. आस्तियों की अपसामान्यता:

जब कभी घटनाएँ अथवा स्थितियों में परिवर्तन यह संकेत देते हैं कि किसी आस्ति की अग्रानीत राशि की वसूली संदिग्ध है तो ऐसी स्थिति में अचल आस्तियों की अपसामान्यता हेतु समीक्षा की जाती है। धारित और प्रयोग की जाने वाली आस्ति की वसूली हो पाएगी या नहीं इसे मापने के लिए आस्ति के अग्रानीत मूल्य की तुलना आस्ति द्वारा अपेक्षित भविष्यगत निवल बट्टाकृत नकदी प्रवाह से तुलना करके ज्ञात की जाती है। यदि ऐसी आस्तियों को अपसामान्यता के योग्य पाया जाता है तो अपसामान्यता का माप-अभिज्ञान उस अधिक राशि के आधार पर किया जाता है जो आस्ति के अग्रानीत मूल्य और उसके उचित मूल्य के बीच का अंतर है।

7.3 The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

7.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

7.5 Items costing less than Rs. 1,000 each are charged off in the year of purchase.

7.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

7.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is *disclosed as Leased Assets under fixed assets, and the* difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease *Equalisation Account.*

7.8 In respect of fixed assets held at foreign branches/ subsidiaries/associates, depreciation is provided as per the regulations /norms of the respective countries.

8. Leases

The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to financial leases also.

9. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. विदेशी मुद्रा विनिमय दर में उतार-चढ़ाव का प्रभाव :

10.1 विदेशी मुद्रा लेन-देन

i. विदेशी मुद्रा लेन-देन को लेन-देन की तिथि को सूचित मुद्रा एवं विदेशी मुद्रा के बीच विनिमय दर की विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में प्रारंभिक निर्धारण पर दर्ज किया गया है।

ii. विदेशी मुद्रा मौद्रिक मदों की सूचना भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) की अंतिम तत्काल दरों के प्रयोग से दी गई है।

iii. विदेशी मुद्रा गैर मौद्रिक मदों, जो अवधिगत लागत के आधार पर ली गई हैं, की सूचना लेन-देन की तिथि को प्रचलित मुद्रा विनिमय दर के प्रयोग से दी गई है।

iv. विदेशी मुद्रा में मूल्यांकित आकस्मिक देयताओं की सूचना फेडई की अंतिम तत्काल दर के प्रयोग से की गई है।

v. व्यवसाय के लिए रखी गई बकाया तत्काल विदेशी मुद्रा विनिमय तथा वायदा संविदाओं को इनकी निर्धारित परिपक्वता के लिए फेडई द्वारा अधिसूचित मुद्रा विनिमय दरों पर पुनर्मूल्यांकित किया गया है और परिणामी लाभ या हानि को लाभ और हानि खाते में शामिल किया गया है।

vi. विदेशी मुद्रा वायदा संविदाओं, जो व्यवसाय के लिए अपेक्षित नहीं हैं और तुलनपत्र की तिथि को बकाया हैं, का अंतिम तत्काल दर पर मूल्यांकन किया गया है। ऐसी वायदा विनिमय संविदा के प्रारंभ से उद्भूत प्रीमियम या बट्टे को संविदा की परिपक्वता अवधि के व्यय या आय के रूप में परिशोधित किया गया है।

vii. मौद्रिक मदों के निर्धारण से उद्भूत विनिमय अंतर राशियों को उन दरों, जो दरे आरंभ से दर्ज की गई थीं, से भिन्न दरों पर उस अवधि, जिसमें ये दरें उद्भूत हुई हैं, के आय या व्यय के रूप में निर्धारित किया गया है।

viii. खुले विकल्प वाले मुद्रा वायदा लेनदेनों में विनिमय दरों में परिवर्तन के कारण होने वाले लाभ / हानि को एक्सचेंज क्लिअरिंग हाउस के साथ दैनिक आधार पर निपटान किया गया है और ऐसे लाभ / हानि को लाभ और हानि खाते में दर्शाया गया है।

10.2 विदेशी परिचालन:

बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों को असमाकलित परिचालनों के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालनों के रूप में वर्गीकृत किया गया है।

क. असमाकलित परिचालन:

i. असमाकलित विदेशी परिचालनों की दोनों मौद्रिक और गैर-मौद्रिक विदेशी मुद्रा आस्तियों एवं देयताओं तथा आकस्मिक देयताओं को तुलनपत्र तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है।

ii. असमाकलित विदेशी परिचालनों के आय एवं व्यय को तिमाही औसत की अंतिम दर पर रूपांतरित किया गया है।

iii. निवल विनिधान के निपटान होने तक असमाकलित विदेशी परिचालनों से उद्भूत विनिमय अंतर-राशियों का संचयन विदेशी मुद्रा रूपांतरण आरक्षिति में किया गया है।

iv. विदेशी कार्यालयों / अनुषंगियों / संयुक्त उद्दमों की विदेशी मुद्रा में दर्शाई गई आस्तियों एवं देयताओं को विदेशी कार्यालयों / अनुषंगियों / संयुक्त उद्यमों की स्थानीय मुद्रा के अलावा उस देश के लिए लागू हाजिर दरों को प्रयोग करते हुए स्थानीय मुद्रा में रूपांतरित किया गया है।

10. Effect of changes in the foreign exchange rate

10.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot/forward rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit and Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

viii. Gains / Losses on account of changes in exchange rates of open position in currency futures trades are settled with the exchange clearing house on daily basis and such gains / losses are recognised in the profit and loss account.

10.2 Foreign Operations

Foreign entities of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations:

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

iv. The Assets and Liabilities of foreign offices/ subsidiaries /joint ventures in foreign currency (other than local currency of the foreign offices/ subsidiaries/joint ventures) are translated into local currency using spot rates applicable to that country.

ख. समाकलित परिचालन:

i. विदेशी मुद्रा लेन-देन को लेन-देन की तिथि की सूचित मुद्रा और विदेशी मुद्रा में विनिमय दर पर विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में आरंभिक अभिज्ञान पर दर्ज किया गया है ।

ii. समाकलित विदेशी परिचालनों की मौद्रिक विदेशी मुद्रा आस्तियों और देयताओं को तुलनपत्र की तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है और परिणामी लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है।

iii. अवधिगत लागत के अनुरूप अग्रानीत विदेशी मुद्रा गैर-मौद्रिक मदों की सूचना लेनदेन की तिथि को प्रचलित विनिमय दर के प्रयोग से की गई है।

11. कर्मचारी हितलाभ

11.1 अल्पावधि कर्मचारी हितलाभ:

अल्पावधि कर्मचारी हितलाभ यथा चिकित्सा हितलाभ, आकस्मिक अवकाश आदि की बट्टारहित राशि को, जिसको कर्मचारियों द्वारा प्रदत्त सेवा के विनिमय में प्रदान किया जाना अपेक्षित है, कर्मचारियों द्वारा प्रदत्त सेवा अवधि के दौरान शामिल किया गया है।

11.2 नौकरी उपरांत हितलाभ:

i. नियत हितलाभ योजना

क. समूह की कंपनियों में अलग अलग भविष्य निधि योजनाएँ लागू हैं, भविष्य निधि योजना के अंतर्गत सभी पात्र कर्मचारी यह हितलाभ प्राप्त करने के हकदार हैं । समूह की कंपनियाँ निर्धारित दर पर मासिक अंशदान करती हैं । इन अंशदान को, इस उद्देश्य के लिए स्थापित न्यास में प्रेषित कर दिया गया है तथा लाभ और हानि खाते में प्रभारित किया गया है । समूह की कंपनियाँ, वार्षिक अंशदान और ब्याज देने के लिए उत्तरदायी हैं । यह ब्याज - दर देय निर्दिष्ट न्यूनतम ब्याज दर के बराबर होती है । कंपनियाँ - इस प्रकार के वार्षिक अंशदानों और उस पर ब्याज को संबंधित वर्ष के संदर्भ में व्यय मानती हैं।

ख. समूह की कंपनियाँ, ग्रेच्युटी, पेंशन जैसी नियत हितलाभ योजनाएँ परिचालित करती है।

ग. समूह की कंपनियाँ, सभी पात्र कर्मचारियों को ग्रेच्युटी प्रदान करती है। यह हितलाभ कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु हो जाने अथवा नौकरी की समाप्ति पर एकमुश्त राशि के भुगतान के रूप में प्रदान किया जाता है। यह राशि सेवा के प्रत्येक पूर्ण वर्ष के लिए देय 15 दिनों के मूल वेतन के समतुल्य राशि, जो सेवा नियमावली में निर्धारित उच्चतम सीमा है, से अधिक नहीं होनी चाहिए । यह हितलाभ सेवा के पांच वर्ष पूरे होने पर ही प्राप्त होता है। बैंक इस राशि का वार्षिक अंशदान स्वतंत्र बाह्य बीमांकिक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करता है।

घ. समूह की कुछ कंपनियाँ सभी पात्र कर्मचारियों को पेंशन प्रदान करती हैं । यह हितलाभ नियमानुसार मासिक भुगतान के रूप में प्रदान किया जाता है और पेंशन का यह नियमित भुगतान कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु होने या नौकरी की समाप्ति पर किया जाता है । यह हितलाभ नियमानुसार विभिन्न चरणों में प्राप्त होता है । कंपनियाँ इस राशि का वार्षिक अंशदान स्वतंत्र बाह्य वास्तविक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करती हैं।

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

11. Employee Benefits

11.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

11.2 Post Employment Benefits:

i. Defined Benefit Plan

a. The group entities operate separate Provident Fund schemes. All eligible employees are entitled to receive benefits under the Provident Fund scheme. The group entities contribute monthly at a determined rate. These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The group entities are liable for annual contributions and interests, which is payable at minimum specified rate of interest. The entities recognise such annual contributions and interest as an expense in the year to which they relate.

b. The group entities operate separate gratuity and pension schemes, which are defined benefit plans.

c. The group entities provide for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a ceiling in terms of service rules. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. Some group entities provide for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The entities make annual contributions to funds administered by trustees based on an independent external actuarial valuation carried out annually.

ङ नियत हितलाभ-प्रावधान - लागत को प्रत्येक तुलनपत्र की तिथि पर वास्तविक मूल्यन के आधार पर अनुमानित यूनिट ऋण पद्धति के प्रयोग से निर्धारित किया गया है। वास्तविक लाभ/हानि को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें स्थगित नहीं किया गया है।

ii. कर्मचारियों के अन्य दीर्घावधि हितलाभ :

क. समूह का प्रत्येक कर्मचारी प्रतिपूरित अनुपस्थिति, रजत जयंती सम्मान और अवकाश यात्रा - रियायत, सेवानिवृत्ति लाभ और पुनर्वासन भत्ते का पात्र होता है। इस प्रकार की दीर्घावधि कर्मचारी हितलाभ की लागत का वित्तपोषण बैंक द्वारा आंतरिक स्तर पर किया गया है।

ख. अन्य दीर्घावधि के हितलाभ के प्रावधान की लागत का निर्धारण प्रत्येक तुलनपत्र की तिथि को वास्तविक मूल्यन की अनुमानित यूनिट ऋण पद्धति के प्रयोग से किया गया है। पूर्ववर्ती सेवा लागत को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें स्थगित नहीं किया गया है।

12. कर निर्धारण के लिए प्रावधान

12.1 वर्तमान कर, आस्थगित कर तथा अनुषंगी लाभ-कर प्रभार की कुल राशि आय कर व्यय है। चालू वर्ष के करों का निर्धारण लेखा मानक 22 और भारत में प्रचलित कर नियमों के अनुसार विदेश स्थित अनुषंगियों के संबंधित देशों के कर नियमों का समायोजन करके किया गया है। आस्थगित कर आस्तियों या देयताओं में उस अवधि के दौरान हुए उतार-चढ़ाव आस्थगित कर समायोजन में समाविष्ट हैं।

12.2 आस्थगित कर - आस्तियों और देयताओं का आकलन अधिनियमित कर - दरों और कर - कानूनों अथवा तुलनपत्र - तिथि के काफी पूर्व अधिनियमित दरों और कानून के आधार पर किया गया है। आस्थगित कर आस्तियों और देयताओं का अभिज्ञान विवेकपूर्ण आधार पर-आस्तियों और देयताओं के अग्रानीत मूल्य और उनके क्रमश: कर-आधार और अग्रानीत क्षतियों के बीच अवधिगत विभेद को ध्यान में रखकर किया गया है। आस्थगित कर आस्तियों और देयताओं में हुए परिवर्तन का प्रभाव लाभ और हानि खाते में प्रकट किया गया है।

12.3 आस्थगित कर आस्तियों को, वसूली की निश्चितता होने के प्रबंधन के निर्णय के आधार पर, प्रत्येक सूचित तिथि को रेखांकित और पुनर्निर्धारित किया गया है। जब यह पूर्ण रूप से सुनिश्चित हो गया है कि ऐसी आस्थगित - कर - आस्तियों की वसूली भावी लाभ से की जा सकती है, तब आस्थगित-कर - आस्तियों का अभिज्ञान अनवशोषित मूल्यह्रास और कर हानियों के अग्रेषण पर किया गया है।

12.4 आय कर व्यय उनकी लागू विधियों के अनुसार मूल कंपनी और उसकी अनुषंगियों/संयुक्त उद्यमों के अलग-अलग वित्तीय विवरणों में दर्शाए गए कर व्यय की कुल राशि है।

13. प्रति शेयर आय

13.1 बैंक आइसीएआइ द्वारा जारी लेखा मानक 20 - "प्रति शेयर आय" के अनुसार प्रति शेयर मूल और कम हुई आय की रिपोर्ट करता है। प्रति शेयर मूल आय की गणना करोपरांत निवल लाभ को उस वर्ष के लिए शेष इक्विटी शेयरों की भारित औसत संख्या से विभाजित करके की जाती है।

13.2 कम की हुई प्रति शेयर आय यह प्रदर्शित करती है कि यदि प्रतिभूतियों अथवा अन्य संविदाओं को वर्ष के दौरान जारी करने या संपरिवर्तित करने का विकल्प लिया गया तो शेयर मूल्यों में कितनी कमी आएगी। कम की हुई प्रति शेयर आय की गणना इक्विटी शेयरों की भारित औसत संख्या और कम संभावना वाले इक्विटी शेयरों के बीच तुलना करके की जाती है।

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/ losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits:

a. All eligible employees of the group are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

12. Provision for Taxation

12.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign subsidiaries, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

12.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

12.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

12.4 Income tax expenses are the aggregate of the amounts of tax expense appearing in the separate financial statements of the parent and its subsidiaries/joint ventures, as per their applicable laws.

13. Earning per Share

13.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

13.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

14. प्रावधान, आकस्मिक देयताओं और आकस्मिक आस्तियों का लेखाकरण

14.1 भारतीय सनदी लेखाकार संस्थान के लेखा मानक 29 के अनुसार जारी "प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ" में पिछले परिणाम से उद्भूत वर्तमान दायित्व होने पर ही प्रावधान शामिल करता है, यह संभव है कि दायित्व के निर्धारण में आर्थिक लाभ को समाविष्ट करने वाले संसाधनों के बहिर्गमन की आवश्यकता पड़ेगी और तभी इस दायित्व राशि का विश्वस्त प्राक्कलन किया जा सकता है।

14.2 निम्नलिखित के लिए किसी प्रावधान का अभिज्ञान नहीं किया गया है

i. पिछले परिणाम से उद्भूत किसी सम्भावित दायित्व के लिए और बैंक के नियंत्रण से बाहर होने वाले एक या अधिक अनिश्चित भावी परिणामों की प्राप्ति या अप्राप्ति से जिसकी पुष्टि की जा सकेगी; अथवा

ii. किसी वर्तमान दायित्व के लिए, जो पिछले परिणामों से उद्भूत है, किन्तु उसे अभिज्ञान में नहीं लिया गया है, क्योंकि

क. यह संभव नहीं है कि दायित्व के निर्धारण में आर्थिक लाभों को समाविष्ट करने वाले संसाधनों का बहिर्गमन आवश्यक होगा; अथवा

ख. दायित्व राशि का विश्वस्त प्राक्कलन नहीं किया जा सकता।

ऐसे दायित्वों को आकस्मिक देयताओं के रूप में दर्ज किया गया है. इन दायित्वों का नियमित अंतरालों पर मूल्यांकन किया जाता है और ऐसे दायित्व के केवल उस अंश का, जिसके आर्थिक लाभों को समाविष्ट करने वाले संसाधनों के बहिर्गमन की संभावना है, नितान्त दुर्लभ परिस्थितियों, जिनमें कोई विश्वस्त प्राक्कलन नहीं किया जा सकता है, के अलावा प्रावधान किया गया है।

14.3 आकस्मिक आस्तियों को वित्तीय विवरणों में शामिल नहीं किया गया है, क्योंकि आय के निर्धारण पर इसका प्रभाव पड़ सकता है, जबकि इसकी वसूली नहीं की जा सकती।

15. नकदी और नकदी समतुल्य

नकदी और नकदी समतुल्य में हाथ नकदी एवं एटीएम में नकदी तथा धारित स्वर्ण, भारतीय रिज़र्व बैंक में जमाराशियाँ, अन्य बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि शामिल हैं।

16. कर्मचारी शेयर क्रय योजना

भारतीय प्रतिभूति और एक्सचेंज बोर्ड (सेबी) द्वारा जारी कर्मचारी स्टाक विकल्प योजना और कर्मचारी स्टाक क्रय योजना दिशा - निर्देश, 1999 के अनुसार जिस मूल्य पर शेयर जारी किए जाते हैं उसकी तुलना में शेयर जारी किए जाने के एक दिन पूर्व के मूल्य में अंतर को कर्मचारी प्रतिपूर्ति लागत माना गया है।

17. शेयर जारी करने का व्यय

शेयर जारी करने के व्यय को शेयर प्रीमियम खाते में प्रभारित किया गया है।

14. Accounting for Provisions, Contingent Liabilities and Contingent Assets

14.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the provision is recognised only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

14.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

14.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

15. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

16. Employee Share Purchase Scheme

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India ("SEBI"), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

17. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

अनुसूची - 18

लेखा-टिप्पणियाँ

(राशि करोड़ रुपये में)

1. समेकित वित्तीय विवरण तैयार करने हेतु विचार किए गए अनुषंगियों/संयुक्त उद्यमों/सहयोगियों की सूची:

1.1 समेकित वित्तीय विवरण तैयार करते समय निम्नांकित 29 अनुषंगियों, 2 संयुक्त उद्यमों और 28 सहयोगियों (मूल संस्था भारतीय स्टेट बैंक के साथ समूह में सम्मिलित) को शामिल किया गया है :

क) अनुषंगी

क्र. सं.	अनुषंगी का नाम	निगमन-देश	समूह का जोखिम (%)
1.	स्टेट बैंक आफ बीकानेर एण्ड जयपुर	भारत	75.07
2.	स्टेट बैंक आफ हैदराबाद	भारत	100.00
3.	स्टेट बैंक आफ इंदौर	भारत	98.05
4.	स्टेट बैंक आफ मैसूर	भारत	92.33
5.	स्टेट बैंक आफ पटियाला	भारत	100.00
6.	स्टेट बैंक आफ सौराष्ट्र (13.08.08 तक)	भारत	100.00
7.	स्टेट बैंक आफ त्रावणकोर	भारत	75.01
8.	एसबीआई कमर्शियल एण्ड इंटरनेशल बैंक लिमिटेड	भारत	100.00
9.	एसबीआई कैपिटल मार्केट्स लिमिटेड	भारत	86.16
10.	एसबीआइसीएपी सिक्युरिटीज लिमिटेड	भारत	86.16
11.	एसबीआइसीएपी ट्रस्टी कंपनी लिमिटेड	भारत	86.16
12.	एसबीआइसीएपीएस वेंचर्स लिमिटेड	भारत	86.16
13.	एसबीआइ डीएफएचआइ लिमिटेड	भारत	65.95
14.	एसबीआइ फैक्टर्स एण्ड कमर्शियल सर्विसेस प्रा. लिमिटेड	भारत	69.88
15.	एसबीआइ म्यूचुअल फंड ट्रस्टी कंपनी प्राइवेट लिमिटेड	भारत	100.00
16.	ग्लोबल ट्रेड फाइनांस लिमिटेड	भारत	92.85
17.	एसबीआइ पेंशन फण्ड प्रा. लिमिटेड	भारत	96.85
18.	एसबीआइ अभिरक्षा सेवा प्रा. लिमिटेड	भारत	100.00
19.	एसबीआइ साधारण बीमा कंपनी	भारत	100.00
20.	स्टेट बैंक आफ इंडिया (कनाडा)	कनाडा	100.00
21.	स्टेट बैंक आफ इंडिया (कैलेफोर्निया)	यूएसए	100.00
22.	एसबीआइ (मॉरीशस) लि.	मॉरीशस	93.40
23.	पीटी बैंक इंडोमॉनेक्स	इंडोनेशिया	76.00
24.	एसबीआइसीएपी (यूके) लि.	यूके	86.16

Schedule 18

NOTES ON ACCOUNTS

(Amount in Rupees in crores)

1. List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements:

1.1 The 29 Subsidiaries, 2 Joint Ventures and 28 Associates (which along with State Bank of India, the parent, constitute the Group), considered in the preparation of the consolidated financial statements are -

A) Subsidiaries

Sr. No	Name of the Subsidiary	Country of Incorporation	Group's Stake (%)
1)	State Bank of Bikaner & Jaipur	India	75.07
2)	State Bank of Hyderabad	India	100.00
3)	State Bank of Indore	India	98.05
4)	State Bank of Mysore	India	92.33
5)	State Bank of Patiala	India	100.00
6)	State Bank of Saurashtra (upto 13.08.08)	India	100.00
7)	State Bank of Travancore	India	75.01
8)	SBI Commercial & International Bank Ltd	India	100.00
9)	SBI Capital Markets Ltd	India	86.16
10)	SBICAP Securities Ltd	India	86.16
11)	SBICAP Trustee Company Ltd	India	86.16
12)	SBICAPS Ventures Ltd	India	86.16
13)	SBI DFHI Ltd	India	65.95
14)	SBI Factors & Commercial Services Pvt Ltd	India	69.88
15)	SBI Mutual Fund Trustee Company Pvt Ltd	India	100.00
16)	Global Trade Finance Ltd	India	92.85
17)	SBI Pension Funds Pvt Ltd	India	96.85
18)	SBI Custodial Services Pvt Ltd	India	100.00
19)	SBI General Insurance Co. Ltd	India	100.00
20)	State Bank of India (Canada)	Canada	100.00
21)	State Bank of India (California)	USA	100.00
22)	SBI (Mauritius) Ltd	Mauritius	93.40
23)	PT Bank Indomonex	Indonesia	76.00
24)	SBICAP (UK) Ltd	U.K.	86.16

25.	एसबीआइ कार्ड्स एण्ड पेमेंट सर्विसेज प्राइवेट लिमिटेड*	भारत	60.00
26.	एसबीआइ फंड्स मैनेजमेंट प्रा. लि.*	भारत	63.00
27.	एसबीआइ लाइफ इंश्योरेंस कं. लि.*	भारत	74.00
28.	कमर्शियल बैंक आफ इंडिया एलएलसी*	रूस	60.00
29.	एसबीआइ फंड्स मैनेजमेंट (इंटरनेशनल) प्रा. लि.*	मॉरीशस	63.00

** ये इकाइयाँ संयुक्त रूप से नियंत्रित हैं.*

ख. संयुक्त उद्यम

क्र. सं.	संयुक्त उद्यम का नाम	निगमन-देश	समूह का जोखिम (%)
1.	सी-एज टेक्नोलॉजीस लिमिटेड	भारत	49.00
2.	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड	भारत	40.00

ग. सहयोगी:

क्र. स.	सहयोगी का नाम	निगमन-देश	समूह का जोखिम (%)
1.	आंध्र प्रदेश ग्रामीण विकास बैंक	भारत	35.00
2.	अरुणाचल प्रदेश रूरल बैंक	भारत	35.00
3.	छत्तीसगढ़ ग्रामीण बैंक	भारत	35.00
4.	इलाकाई देहाती बैंक	भारत	35.00
5.	मेघालय रूरल बैंक	भारत	35.00
6.	कृष्णा ग्रामीण बैंक	भारत	35.00
7.	लांगपी देहांगी रूरल बैंक	भारत	35.00
8.	मध्य भारत ग्रामीण बैंक	भारत	35.00
9.	मिजोरम रूरल बैंक	भारत	35.00
10.	नागालैंड रूरल बैंक	भारत	35.00
11.	पर्वतीय ग्रामीण बैंक	भारत	35.00
12.	पूर्वांचल क्षेत्रीय ग्रामीण बैंक	भारत	35.00
13.	समस्तीपुर क्षेत्रीय ग्रामीण बैंक	भारत	35.00
14.	उत्कल ग्रामीण बैंक	भारत	35.00
15.	उत्तरांचल ग्रामीण बैंक	भारत	35.00
16.	वनांचल ग्रामीण बैंक	भारत	35.00

25)	SBI Cards and Payment Services Pvt Ltd @	India	60.00
26)	SBI Funds Management Pvt Ltd@	India	63.00
27)	SBI Life Insurance Company Ltd@	India	74.00
28)	Commercial Bank of India Llc @	Russia	60.00
29)	SBI Funds Management (International) Private Ltd @	Mauritius	63.00

@ These entities are jointly controlled.

B) Joint Ventures

Sr. No	Name of the Joint Venture	Country of Incorporation	Group's Stake (%)
1)	C Edge Technologies Ltd	India	49.00
2)	GE Capital Business Process Management Services Pvt Ltd	India	40.00

C) Associates:

Sr. No	Name of the Associate	Country of Incorporation	Group's Stake (%)
1)	Andhra Pradesh Grameena Vikas Bank	India	35.00
2)	Arunachal Pradesh Rural Bank	India	35.00
3)	Chhatisgarh Gramin Bank	India	35.00
4)	Ellaquai Dehati Bank	India	35.00
5)	Meghalaya Rural Bank	India	35.00
6)	Krishna Grameena Bank	India	35.00
7)	Langpi Dehangi Rural Bank	India	35.00
8)	Madhya Bharat Gramin Bank	India	35.00
9)	Mizoram Rural Bank	India	35.00
10)	Nagaland Rural Bank	India	35.00
11)	Parvatiya Gramin Bank	India	35.00
12)	Purvanchal Kshetriya Gramin Bank	India	35.00
13)	Samastipur Kshetriya Gramin Bank	India	35.00
14)	Utkal Gramya Bank	India	35.00
15)	Uttaranchal Gramin Bank	India	35.00
16)	Vananchal Gramin Bank	India	35.00

17. मारवाड गंगानगर बीकानेर ग्रामीण बैंक	भारत	26.27
18. विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक	भारत	34.32
19. डेक्कन ग्रामीण बैंक	भारत	35.00
20. कावेरी कल्पतरू ग्रामीण बैंक	भारत	32.32
21. मालवा ग्रामीण बैंक	भारत	35.00
22. सौराष्ट्र ग्रामीण बैंक	भारत	35.00
23. दि क्लियरिंग कार्पोरेशन आफ इंडिया लिमिटेड	भारत	28.97
24. एसबीआइ होम फाइनैंस लिमिटेड	भारत	25.05
25. यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.	भारत	25.00
26. बैंक आफ भूटान	भूटान	20.00
27. नेपाल एसबीआइ बैंक लिमिटेड	नेपाल	50.00
28. एसएस वेंचर्स सर्विसेस लि.	भारत	43.08

1.2 वर्ष 2007-08 की तुलना में समेकन-प्रक्रिया में निम्नलिखित परिवर्तन हुए हैं।

क. भारत सरकार ने दिनांक 14 अगस्त 2008 से स्टेट बैंक ऑफ सौराष्ट्र, जो भारतीय स्टेट बैंक की एक पूर्ण स्वामित्ववाली अनुषंगी है, के अभिग्रहण से संबंधित अधिसूचना जारी की है, उक्त अधिसूचना के अनुसार, भारतीय स्टेट बैंक ने एसबीएस का पूर्ण रूप से अभिग्रहण कर लिया है। एसबीएस के अभिग्रहण को मानक 14 के अनुसार "ब्याज एकीकरण पद्धति" का उपयोग करते हुए हिसाब में लिया गया है. अभिग्रहण से संबंधित साख की रु. 0.65 करोड़ की राशि को वर्ष के दौरान आय खाते में प्रभारित किया गया है।

ख. भारतीय स्टेट बैंक की अनुषंगी इंडियन ओशियन इंटरनेशनल बैंक को एसबीआइ इंटरनेशनल (मारीशश) लि., जो भारतीय स्टेट बैंक की दूसरी अनुषंगी है, के साथ समामेलित किया गया और समामेलित कंपनी का नाम बदलकर एसबीआइ (मारीशश) लि. कर दिया गया और उसके पूर्ववर्ती स्वरूप प्राइवेट लिमिटेड कंपनी से बदलकर उसे एक पब्लिक लिमिटेड कंपनी के रूप में रूपांतरित कर दिया गया। विलय की इस योजना को बैंक ऑफ मारीशश द्वारा 1अप्रैल 2008 जो उसकी नियुक्ति तिथि है, से संस्वीकृत कर दिया गया। परिणामस्वरूप, एसबीआइ (मारीशश) लि. में भारतीय स्टेट बैंक का अंश 98% धारिता (विलय से पूर्व) से घटकर 93.40% धारिता (विलय के पश्चात) हो गया है।

17) Marwar Ganganagar Bikaner Gramin Bank	India	26.27
18) Vidisha Bhopal Kshetriya Gramin Bank	India	34.32
19) Deccan Grameena Bank	India	35.00
20) Cauvery Kalpatharu Grameena Bank	India	32.32
21) Malwa Gramin Bank	India	35.00
22) Saurashtra Grameena Bank	India	35.00
23) The Clearing Corporation of India Ltd	India	28.97
24) SBI Home Finance Ltd	India	25.05
25) UTI Asset Management Company Pvt Ltd	India	25.00
26) Bank of Bhutan	Bhutan	20.00
27) Nepal SBI Bank Ltd	Nepal	50.00
28) S.S. Ventures Services Ltd	India	43.08

1.2 The following changes have taken place in the consolidation process as compared to 2007-08.

a. The Government of India has notified the acquisition of State Bank of Saurashtra (SBS), a wholly owned banking subsidiary of SBI, with effect from 14th August 2008. Pursuant to the said notification, the entire undertaking of the erstwhile SBS stands acquired by SBI. The acquisition of SBS has been accounted using "Pooling of Interest method" as per Accounting Standard 14. The goodwill arising on acquisition amounting to Rs. 0.65 crores has been charged off to the revenue during the period.

b. SBI's subsidiary, Indian Ocean International Bank (IOIB) amalgamated with SBI International (Mauritius) Ltd, another subsidiary of SBI and the amalgamated entity's name has been changed to SBI (Mauritius) Ltd. and converted as a Public Limited Company from its erstwhile status as a Private Limited Company. The Scheme of Merger has been sanctioned by Bank of Mauritius from 1st April 2008, being the appointed date. Consequently, the SBI's stake in SBI (Mauritius) Limited has reduced from a 98% holding (pre-merger) to 93.40% holding (post-merger).

ग. भारतीय स्टेट बैंक ने एक पूर्ण स्वामित्ववाली अनुषंगी, एसबीआइ अभिरक्षा सेवाएं प्रा. लि. की स्थापना दिनांक 16 मई 2008 को की है और 31.03.09 को इस कंपनी की पूंजी रु. 13.76 करोड़ है। 65% अंश रखते हुए बैंक ने सोसायटी जनरल फ्रांस के साथ एक संयुक्त उद्यम करार किया है। भारतीय रिजर्व बैंक ने उक्त संयुक्त उद्यम के लिए अनुमति प्रदान कर दी है और सेबी का अनुमोदन अभी प्राप्त होना बाकी है। इस संयुक्त उद्यम की प्राधिकृत पूंजी रु. 100 करोड़ परिकल्पित की गई है।

घ. एसबीआइ पेंशन फण्ड्स प्रा. लि. ने 2 अप्रैल 2008 से कार्य प्रारंभ कर दिया है । वर्ष के दौरान भारतीय स्टेट बैंक ने अपनी अनुषंगियों, अर्थात एसबीआइ लाइफ इंश्योरेंस कंपनी लिमिटेड और एसबीआइ फण्ड्स मैनेजमेंट (प्रा.) लि. के पक्ष में लागत पर एसबीआइ पेंशन फण्ड प्रा. लि. से 10% इक्विटी अंश को निकाल लिया है। इसके परिणामस्वरूप, बैंक का कुल इक्विटी अंश (अप्रत्यक्ष अंश सहित) घटकर 96.85% रह गया है।

ङ भारतीय स्टेट बैंक ने विनियामक अनुमोदनों के अध्यधीन साधारण बीमा उपलब्ध कराने के लिए रु. 20 करोड़ की प्राधिकृत पूंजी के साथ 24 फरवरी 2009 से एसबीआइ साधारण बीमा कंपनी लि. शुरू की है। साधारण बीमा व्यवसाय करने के लिए भारतीय स्टेट बैंक ने इंश्योरेंस आस्ट्रेलिया ग्रुप (आइएजी) के साथ एक संयुक्त उद्यम करार पर हस्ताक्षर किए हैं। भारतीय स्टेट बैंक इस संयुक्त उद्यम में 74% इक्विटी और आइएजी 26% इक्विटी रखेगी।

च. दिनांक 25 जून 2008 को आयोजित अपनी बैठक में केन्द्रीय बोर्ड द्वारा अनुमोदित समामेलन की योजना के अनुसार एसबीआइ कमर्शियल एण्ड इंटरनेशनल बैंक लि., जो भारतीय स्टेट बैंक की एक पूर्ण स्वामित्ववाली अनुषंगी है, का विलय भारतीय स्टेट बैंक में किया जाना प्रस्तावित है। संबंधित योजना को अभी भारत सरकार, भारतीय रिज़र्व बैंक और अन्य प्राधिकरणों द्वारा अनुमोदित किया जाना है। उक्त योजना के लिए अब तक अनुमोदन प्राप्त न होने के कारण इसे लेखों में नहीं बताया गया है।

छ. एसबीआइ होम फाइनैंस लि., जो बैंक की सहयोगी कंपनी है, को बंद करने से संबंधित याचिका 23 सितंबर 2008 को कोलकाता उच्च न्यायालय में दायर की गई। इस कंपनी को बंद करने का निर्देश देते हुए माननीय न्यायालय ने 31 मार्च 2009 को एक आदेश पारित कर दिया है।

ज. भारत में विभिन्न आधारिक संरचना परियोजनाओं में निवेश करने के लिए भारतीय स्टेट बैंक ने मैक्वाअरी कैपिटल ग्रुप, आस्ट्रेलिया और आइएफसी, वाशिंगटन के साथ एक संयुक्त उद्यम करार किया है, जिसके लिए भारतीय रिजर्व बैंक और सरकार से अनुमोदन प्राप्त हो गया है।

c. SBI has established a wholly owned subsidiary, SBI Custodial Services Pvt. Ltd. on 16th May 2008 and the capital of the company as on 31.03.09 is Rs. 13.76 crores. A joint venture agreement has been entered with Societe Generale, France, with the bank having 65% stake. RBI has approved the said joint venture and SBI is awaiting approval from SEBI. The authorised capital of this joint venture is envisaged at Rs. 100 crores.

d. SBI Pension Funds Pvt. Ltd. has commenced operations on 2nd April 2008. During the year, SBI has divested 10% equity stake in SBI Pension Fund Pvt. Ltd at cost in favour of its subsidiaries viz. SBI Life Insurance Company Limited and SBI Funds Management (Pvt.) Ltd. As a result of this divestment, the bank's total equity stake (including indirect stake) has come down to 96.85%.

e. SBI has incorporated SBI General Insurance Company Ltd. on 24th February 2009 with an authorised share capital of Rs. 20 crores for providing general insurance subject to regulatory approvals. SBI has signed a Joint Venture agreement with Insurance Australia Group (IAG) for conducting the General Insurance Business. SBI will hold 74% equity in the JV, while IAG will hold 26% equity.

f. Pursuant to a Scheme of Amalgamation approved by the Central Board at its meeting held on 25th June 2008, SBI Commercial and International Bank Ltd., a wholly owned subsidiary of SBI is proposed to be merged with SBI. The relevant scheme is yet to be approved by the Government of India, RBI and other authorities. Pending such approvals no effect has been given to the said scheme in the accounts.

g. The winding up petition of SBI Home Finance Ltd., an associate of the bank, was filed with the Kolkata High Court on 23rd September 2008. The Hon'ble Court has passed an order on 31st March 2009 giving direction for winding up of the company.

h. SBI has signed a joint venture with Macquarie Capital Group, Australia and IFC, Washington for setting up an Infrastructure fund of USD 3 billion for investing in various infrastructure projects in India for which RBI and Government approval have been received.

झ. भारतीय स्टेट बैंक ने वर्ष के दौरान ओमान की स्थानीय निधि स्टेट जनरल रिज़र्व फंड (एसबीआरएफ) ऑफ ओमान के साथ एक सहमति सापन पर हस्ताक्षर किए। इसका उद्देश्य भारत में विभिन्न क्षेत्रों में निवेश करने के लिए एक सामान्य निधि की स्थापना करना है। भारतीय रिज़र्व बैंक का अनुमोदन प्राप्त हो गया है। भारत सरकार का अनुमोदन प्राप्त होना है।

ञ. भारतीय स्टेट बैंक (एसबीआइ) और एसबीआइ कैपिटल मार्केट्स लि. (एसबीआइकैप) के बोर्डों ने एसबीआइ द्वारा एसबीआइ कैप सिक्युरिटीज लिमिटेड (एसएसएल) का एसएसएल की शेयरधारिता वाली कंपनी - एसबीआइ कैप से अपनी अनुषंगी के रूप में अधिग्रहण करने के लिए अनुमोदन प्रदान किया है, पर इसके लिए आवश्यक नियामक अनुमोदन प्राप्त करना होगा।

1.3 बैंक समूह के दो सहयोगी-बैंक ऑफ भूटान (ग्रेगेरियन कलेंडर वर्ष) और नेपाल एस बी आई बैंक लि. (हिन्दू कलेंडर वर्ष) पैरेंट बैंक से भिन्न लेखा वर्ष का अनुपालन करते हैं। तदनुसार उनके वित्तीय विवरण क्रमश: 31 दिसंबर 2008 और 15 जुलाई 2008 को तैयार किए गए।

2. शेयर पूंजी :

2.1 मूल बैंक ने रु. 10 मूल्य के 88,278 इक्विटी शेयरों का आबंटन रोके रखा । ये शेयर विगत वर्ष राइट्स इश्यू के अंतर्गत जारी किए गए थे। इन्हें हक के विवादग्रस्त होने या न्यायिक प्रक्रिया के अधीन होने के कारण रोके रखा गया।

2.2 वर्ष के दौरान, मूल बैंक ने रु.10/- नकदी मूल्य के 34,09,846 इक्विटी शेयर रु.1580/- प्रति शेयर प्रीमियम पर, रु.1590/- प्रति शेयर की दर से, रु. 542.17 करोड़ की कुल राशि पर अपने कर्मचारियों को एसबीआई कर्मचारी शेयर क्रय योजना 2008 (एसबीआईईएसपीएस-2008) के अंतर्गत राइट्स के रूप में जारी किए. एसबीआईईएसपीएस-2008 के अंतर्गत इक्विटी शेयर निर्गम सेबी (कर्मचारी शेयर विकल्प योजना और कर्मचारी शेयर क्रय योजना) दिशानिर्देश 1999 के अनुसार लेखे में लिया गया है। तदनुसार रु. 21.41 करोड़ की राशि कर्मचारी खर्च के रूप में शामिल की गई है और शेयर प्रीमियम खाते में अंतरित की गई है।

2.3 भारत सरकार ने 31.03.2008 को समाप्त वर्ष के दौरान रु. 10/- प्रति शेयर और रु. 1580/- प्रति शेयर प्रीमियम के 6,28,68,000 इक्विटी शेयर बैंक के राइट्स ऑफर के अंतर्गत अंश स्वरूप ग्रहण किए। भारत सरकार ने कुल रु. 9996.01 करोड़ की राशि के भुगतान के लिए "8.35% एस बीआइ राइट्स इश्यू - भारत सरकार विशेष बाण्डस् 2024" को जारी किया। इन बांडों की बिक्री पर सरकार द्वारा कतिपय प्रतिबंध लगाए गए हैं।

i. SBI has signed an MOU during the year with State General Reserve Fund (SGRF) of Oman, a Sovereign Fund of that country with an objective to set up a general fund to invest in various sectors in India. While the RBI approval has been received, the Government of India approval is awaited.

j. The Boards of SBI and SBI Capital Markets Ltd. (SBICAP) have approved takeover of SBICAP Securities Limited (SSL) by SBI as its subsidiary from SSL's holding company - SBICAP, subject to necessary regulatory approval.

1.3 Two of the associates - Bank of Bhutan (Gregorian Calendar Year) and Nepal SBI Bank Ltd (Hindu Calendar Year) follow accounting years different from that of the parent. Accordingly, the financial statements of these associates are made as of 31st December 2008 and 15th July 2008 respectively.

2. Share Capital:

2.1 The parent has kept in abeyance the allotment of 88,278 Equity Shares of Rs.10/- each issued as part of Rights Issue last year, since they are subject matter of title disputes or are subjudice.

2.2 During the year, the parent has issued 34,09,846 equity shares of Rs. 10/- each for cash at a premium of Rs. 1580/- per equity share i.e. at Rs. 1590/- per equity share aggregating to Rs. 542.17 crores to its employees under SBI Employees Share Purchase Scheme - 2008 (SBI ESPS - 2008). The issue of equity shares under SBI ESPS-2008 has been accounted in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) guidelines 1999. Accordingly, an amount of Rs 21.41 crores has been charged as employee expenses and transferred to Share Premium Account.

2.3 The Government of India had, during the year ended 31.03.08, subscribed to 6,28,68,000 Equity Shares of Rs.10/- each at a premium of Rs.1580/- per share as part of Rights Offer of the bank. The Government of India has discharged the total consideration of Rs.9996.01 crores by issue of "8.35% SBI Rights Issue GOI Special Bonds 2024". Certain restrictions have been placed by the Government on the sale of these bonds.

2.4 कर्मचारी शेयर क्रय योजना 2008 के अन्तर्गत ईक्विटी शेयरों के निर्गमन से संबंधित व्यय की राशि रु. 1.21 करोड़ को शेयर प्रीमियम खाते में नामे किया गया है।

3. लेखा मानकों के अनुसार प्रकटीकरण:

3.1 लेखाकरण नीति में परिवर्तन:

भारतीय स्टेट बैंक वर्ष के अंत में किए गए स्वतंत्र वास्तविक मूल्यांकन के आधार पर न्यासियों द्वारा संचालित पेंशन निधि में वार्षिक अंशदान करता रहा है. एसबीआइ पेंशन निधि नियमों के अनुसार भारतीय स्टेट बैंक ने मूल वेतन की राशि का 10% पेंशन निधि में अपना अंशदान करने का निर्णय लिया है। वास्तविक देयता के अनुसार शेषराशि के लिए पूर्ण प्रावधान कर लिया गया है और पेंशनरों के प्रति निपटान करने के लिए उसे एक विशेष प्रावधान खाते में रखा गया है।

इस परिवर्तन के परिणामस्वरूप रु. 508 करोड़ की आस्थगित कर आस्तियों को ध्यान में रखने के बाद कर पश्चात लाभ में रु. 296 करोड़ की वृद्धि हुई है।

3.2 कर्मचारी - हितलाभ:

3.2.1 नियत हितलाभ योजनाएँ

निम्न तालिका में लेखा मानक-15 (संशोधित 2005) की अपेक्षानुसार नियत हितलाभ पेंशन योजना और ग्रेच्युटी योजना की स्थिति प्रदर्शित है :

विवरण	पेंशन योजनाएँ		ग्रेच्युटी	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
नियत हितलाभ - दायित्व के वर्तमान मूल्य में परिवर्तन				
1 अप्रैल 2008 को प्रारंभिक नियत हितलाभ दायित्व	21387.50	20189.82	4887.04	4800.07
वर्तमान सेवा लागत	1135.57	654.17	223.69	195.36
ब्याज लागत	1684.31	1637.57	380.67	387.15
वास्तविक हानियाँ (लाभ)	1073.85	149.72	(138.88)	(99.27)
प्रदत्त हितलाभ	(1272.52)	(1243.78)	(284.46)	(396.27)
31 मार्च 2009 को नियत हितलाभ दायित्व का इतिशेष	**24008.71**	**21387.50**	**5068.06**	**4887.04**
योजना आस्तियों में परिवर्तन				
1 अप्रैल 2008 को योजना आस्तियों का आरंभिक उचित मूल्य	16666.34	15263.37	4739.10	4599.59
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1232.78	1223.28	367.64	354.87
नियोजक का अंशदान	508.58	1354.95	41.39	129.82
प्रदत्त हितलाभ	(1272.52)	(1243.78)	(284.46)	(396.27)
वास्तविक लाभ	231.81	68.52	16.69	51.09
31 मार्च 2009 को योजना आस्तियों के उचित मूल्य का इतिशेष	**17366.99**	**16666.34**	**4880.36**	**4739.10**
दायित्व के वर्तमान मूल्य तथा योजना आस्तियों के उचित मूल्य का समाधान				
31 मार्च 2009 को निधिक दायित्व का				

2.4 Expenses in relation to the issue of Equity Shares under the Employees Share Purchase Scheme 2008 amounting to Rs.1.21 crores is debited to Share Premium Account.

3. Disclosures as per Accounting Standards:

3.1 Change in Accounting Policy:

SBI has been making annual contribution to the pension fund administered by trustees based on an independent actuarial valuation carried out at the year end. SBI has decided to make its contribution to the Pension Fund at 10% of the basic salary in term of SBI Pension Fund Rules. The balance amount as per actuarial liability is fully provided for and kept in a special provision account for settlement to pensioners.

Consequent to this change the profit after tax has gone up by Rs.296 crores after considering the deferred tax assets of Rs. 508 crores.

3.2. Employee Benefits:

3.2.1 Defined Benefit Plans

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005) :

Particulars	Pension Plans		Gratuity	
	CY	PY	CY	PY
Change in the present value of the defined benefit obligation				
Opening defined benefit obligation at 1st April 2008	21387.50	20189.82	4887.04	4800.07
Current Service Cost	1135.57	654.17	223.69	195.36
Interest Cost	1684.31	1637.57	380.67	387.15
Actuarial losses (gains)	1073.85	149.72	(138.88)	(99.27)
Benefits paid	(1272.52)	(1243.78)	(284.46)	(396.27)
Closing defined benefit obligation at 31st March 2009	**24008.71**	**21387.50**	**5068.06**	**4887.04**
Change in Plan Assets				
Opening fair value of plan assets at 1st April 2008	16666.34	15263.37	4739.10	4599.59
Expected Return on Plan assets	1232.78	1223.28	367.64	354.87
Contributions by employer	508.58	1354.95	41.39	129.82
Benefit Paid	(1272.52)	(1243.78)	(284.46)	(396.27)
Actuarial Gains	231.81	68.52	16.69	51.09
Closing fair value of plan assets at 31st March 2009	**17366.99**	**16666.34**	**4880.36**	**4739.10**
Reconciliation of present value of the obligation and fair value of the plan assets				

विवरण	पेंशन योजनाएँ		ग्रेच्युटी	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
वर्तमान मूल्य	24008.71	21387.50	5068.06	4887.04
31 मार्च 2009 को योजना आस्तियों का उचित मूल्य	17366.99	16666.34	4880.36	4739.10
कमी/ (अधिशेष)	6641.72	4721.16	187.70	147.94
लेखे मे नहीं ली गई विगत सेवा लागत	निरंक	निरंक	निरंक	निरंक
निवल देयता / (आस्ति)	6641.72	4721.16	187.70	147.94
तुलनपत्र में ली गई राशि				
देयताएँ	24008.71	21387.50	5068.06	4887.04
आस्तियाँ	17366.99	16666.34	4880.36	4739.10
तुलनपत्र में शामिल निवल देयता/ (आस्ति)	6641.72	4721.16	187.70	147.94
लाभ और हानि खाते में शामिल निवल लागत				
वर्तमान सेवा लागत	1135.57	654.17	223.69	195.36
ब्याज लागत	1684.31	1637.57	380.67	387.15
योजना -आस्तियों पर प्रत्याशित प्रतिलाभ	(1232.78)	(1223.28)	(367.64)	(354.87)
तिमाही के दौरान शामिल निवल बीमांकिक हानियाँ (लाभ)	842.04	81.20	(155.57)	(150.36)
नियत हित लाभ योजनाओं की कुल लागत अनुसूची 16 'कर्मचारी को भुगतान और उनके लिए प्रावधान' में शामिल की गई है.	2429.14	1149.66	81.15	77.28
योजना आस्तियों पर प्रत्याशित प्रतिलाभ और वास्तविक प्रतिलाभ का समाधान				
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1232.78	1223.28	367.64	354.87
योजना आस्तियों पर वास्तविक लाभ / (हानि)	231.81	68.52	16.69	51.09
योजना आस्तियों पर वास्तविक प्रतिलाभ	**1464.59**	**1291.80**	**384.33**	**405.96**
तुलनपत्र में शामिल निवल देयता / (आस्ति) के प्रारंभिक और अंतिम शेष का समाधान				
1 अप्रैल 2008 की स्थिति के अनुसार निवल प्रारंभिक देयता	4721.16	4926.45	147.94	200.48
लाभ और हानि खाते में शामिल व्यय	2429.14	1149.66	81.15	77.28
नियोक्ताओं का अंशदान	508.58	1354.95	41.39	129.82
तुलनपत्र में शामिल निवल देयता/(आस्ति)	**6641.72**	**4721.16**	**187.70**	**147.94**

समूह को अगले वित्तीय वर्ष के दौरान अपनी नियत लाभ पेंशन योजना और ग्रेच्युटी योजना में क्रमश: रु. 1085 करोड़ (पिछले वर्ष रु. 822 करोड़) तथा रु. 130 करोड़ (पिछले वर्ष रु. 113 करोड़) के अंशदान की आशा है।

31 मार्च 2009 की स्थिति के अनुसार ग्रेच्युटी निधि और पेंशन निधि की योजना - आस्तियों के अधीन किए गए विनिधान निम्नानुसार हैं:

आस्तियों की श्रेणी	**पेंशन निधि**	**ग्रेच्युटी निधि**
	योजना आस्तियों का %	योजना आस्तियों का %
केंद्र सरकार की प्रतिभूतियाँ	5.79	31.33
राज्य सरकार की प्रतिभूतियाँ	3.15	20.67
सार्वजनिक क्षेत्र के बांड	5.18	33.37
बैंक में मियादी जमा रसीद/ सावधि जमा रसीद	3.79	3.64
बैंक की जमाराशियाँ	80.72	6.34
अन्य	1.37	4.65
योग	**100.00**	**100.00**

Particulars	Pension Plans		Gratuity	
	CY	PY	CY	PY
Present Value of Funded obligation at 31st March 2009	24008.71	21387.50	5068.06	4887.04
Fair Value of Plan assets at 31st March 2009	17366.99	16666.34	4880.36	4739.10
Deficit/(Surplus)	6641.72	4721.16	187.70	147.94
Unrecognised Past Service Cost	Nil	Nil	Nil	Nil
Net Liability/(Asset)	6641.72	4721.16	187.70	147.94
Amount Recognised in the Balance Sheet				
Liabilities	24008.71	21387.5	5068.06	4887.04
Assets	17366.99	16666.34	4880.36	4739.10
Net Liability / (Asset) recognised in Balance Sheet	6641.72	4721.16	187.70	147.94
Net Cost recognised in the profit and loss account				
Current Service Cost	1135.57	654.17	223.69	195.36
Interest Cost	1684.31	1637.57	380.67	387.15
Expected return on plan assets	(1232.78)	(1223.28)	(367.64)	(354.87)
Net actuarial losses (Gain) recognised during the year	842.04	81.20	(155.57)	(150.36)
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	2429.14	1149.66	81.15	77.28
Reconciliation of expected return and actual return on Plan Assets				
Expected Return on Plan Assets	1232.78	1223.28	367.64	354.87
Actuarial Gain/ (loss) on Plan Assets	231.81	68.52	16.69	51.09
Actual Return on Plan Assets	**1464.59**	**1291.8**	**384.33**	**405.96**
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet				
Opening Net Liability as at 1st April 2008	4721.16	4926.45	147.94	200.48
Expenses as recognised in profit and loss account	2429.14	1149.66	81.15	77.28
Employers Contribution	508.58	1354.95	41.39	129.82
Net liability/(Asset) recognised in Balance Sheet	**6641.72**	**4721.16**	**187.70**	**147.94**

The Group expects to contribute Rs. 1085 crores (Previous Year Rs. 822 crores) and Rs. 130 crores (Previous Year Rs. 113 crores) to its defined benefit Pension Plan and Gratuity Plan respectively during the next financial year.

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2009 are as follows:

Category of Assets	**Pension Fund**	**Gratuity Fund**
	% of Plan Assets	% of Plan Assets
Central Govt. Securities	5.79	31.33
State Govt. Securities	3.15	20.67
Public Sector Bonds	5.18	33.37
FDR / TDR with Bank	3.79	3.64
Bank Deposits	80.72	6.34
Others	1.37	4.65
Total	**100.00**	**100.00**

समूह में रखे गए उपरोक्त विनिधानों में से निम्नलिखित समूह द्वारा धारित हैं :

आस्तियों की श्रेणी	पेंशन फंड	ग्रेच्युटी फंड
	योजना आस्तियों का प्रतिशत	योजना आस्तियों का प्रतिशत
बैंक में एफडीआर/टीडीआर और बैंक जमाएं	81.45%	6.45%

प्रमुख बीमांकिक प्राक्कलन :

विवरण	पेंशन और ग्रेच्युटी योजनाएँ	
	चालू वर्ष	पिछला वर्ष
बट्टा दर	7.25% से 7.75%	7.75% से 8%
योजना आस्ति पर प्रतिलाभ की प्रत्याशित दर	7.50% से 8%	7.50% से 8%
वेतन वृद्धि	5% से 13%	4% से 13%

भावी वेतन वृद्धि का पूर्वानुमान, वास्तविक मूल्यन का प्रतिफलन, मुद्रास्फीति का समावेशन, वरिष्ठता, पदोन्नति तथा अन्य सम्बद्ध कारणों यथा नियोजन - बाजार में आपूर्ति और मांग की स्थिति के आधार पर किया गया है। इस प्रकार के अनुमान सुदीर्घ अवधि के लिए हैं और अतीत के सीमित अनुभव /सन्निकट भविष्य की अपेक्षाओं पर आधारित नहीं हैं। अनुभवजन्य साक्ष्य भी यही संकेत करते हैं कि दीर्घ अवधि के दौरान - सतत् उच्च वेतनवृद्धि करते रहना संभव नहीं है। लेखापरीक्षकों ने इस प्रसंग में बैंक द्वारा किए गए प्रतिवेदन पर भरोसा किया है।

3.2.2 कर्मचारी भविष्य निधि

भारतीय सनदी लेखाकार संस्थान के लेखा मानक बोर्ड द्वारा संशोधित लेखा मानक-15 (संशोधित 2005) के कार्यान्वयन संबंधी दिशा-निर्देशों के संदर्भ में, बैंक द्वारा स्थापित कर्मचारी भविष्य निधि नियत लाभ योजना की परिधि में आएगा क्योंकि बैंक को निर्धारित न्यूनतम प्रतिलाभ को पूरा करना है। वर्ष के अंत में ऐसी कोई कमी नहीं बची थी जिसके लिए प्रावधान नहीं किया गया हो। तदनुसार, भविष्य निधि के संबंध में अन्य संबंधित प्रकटीकरणों का उल्लेख नहीं किया गया है। रु.394.59 करोड़ (पिछले वर्ष रु.546.01 करोड़) की राशि को लाभ और हानि खाते में 'कर्मचारियों के भुगतान और उनके लिए प्रावधान' शीर्ष के अंतर्गत शामिल बैंक की भविष्य निधि योजना पर किए गए व्यय के रूप में दर्शाया गया है।

3.2.3 अन्य दीर्घावधि कर्मचारी हितलाभ

रु. 68.04 करोड़ (पिछले वर्ष रु. 205.99 करोड़) की राशि को लाभ और हानि खाते में 'कर्मचारियों को भुगतान और उनके लिए प्रावधान' शीर्ष के अन्तर्गत शामिल दीर्घावधि कर्मचारी हितलाभों पर किए गए व्यय के रूप में दर्शाया गया है।

Out of the above investments following are held with the group;

Category of Assets	Pension Fund	Gratuity Fund
	% of Plan Assets	% of Plan Assets
FDR / TDR with Bank & Bank Deposits	81.45%	6.45%

Principal actuarial assumptions;

Particulars	Pension and Gratuity Plans	
	Current year	Previous year
Discount Rate	7.25% to 7.75%	7.75% to 8%
Expected Rate of return on Plan Asset	7.50% to 8%	7.50% to 8%
Salary Escalation	5% to 13%	4% to 13%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible. The auditors have relied upon the representation made by the Bank in this behalf.

3.2.2 Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of Rs.394.59 crores (Previous Year Rs.546.01 crores) is recognised as an expense towards the Provident Fund scheme of the group included under the head "Payments to and provisions for employees" in Profit and Loss Account.

3.2.3 Other Long term Employee Benefits

Amount of Rs. 68.04 crores (Previous Year Rs.205.99 crores) is recognised as an expense towards Long term Employee Benefits included under the head "Payments to and provisions for employees" in Profit and Loss account.

वर्ष के दौरान, विभिन्न दीर्घावधि कर्मचारी-हितलाभ योजना के लिए किए गए प्रावधानों का विवरण :

क्रम सं.	दीर्घावधि कर्मचारी - हितलाभ	चालू वर्ष	पिछला वर्ष
1	सेवानिवृत्ति के समय अवकाश नकदीकरण के साथ अर्जित अवकाश का नकदीकरण	35.21	133.25
2	अवकाश यात्रा और गृह यात्रा रियायत (नकदीकरण / अर्जन)	15.52	40.64
3	रुग्ण अवकाश	(3.80)	23.74
4	रजत जंयती अवार्ड	(4.23)	5.01
5	अधिवर्षिता पर पुनर्निपटान व्यय	4.18	5.28
6	आकस्मिक अवकाश	5.74	(2.02)
7	सेवानिवृत्ति अवार्ड	15.42	0.09
	योग	**68.04**	**205.99**

3.3 खंड सूचना (जैसे प्रबंधन द्वारा संकलित और लेखा परीक्षकों द्वारा स्वीकार किया गया है)

3.3.1 खंड अभिनिर्धारण

क) प्राथमिक (व्यवसाय खंड)

निम्नांकित खंडों का अभिनिर्धारण/पुनर्वर्गीकरण प्राथमिक खंडों के रूप में किया है।

- कोष
- कारपोरेट / थोक बैंकिंग
- खुदरा बैंकिंग
- अन्य बैंकिंग व्यवसाय

बैंक की वर्तमान लेखा-निर्धारण और सूचना पद्धति में उपरोक्त खंडों से सम्बद्ध आंकड़ा संग्रहण और निष्कर्षण की पृथक् प्रक्रिया सम्मिलित नहीं है। तथापि, रिपोर्ट करने की वर्तमान संगठनात्मक और प्रबंधकीय संरचना, उनमें सन्निहित जोखिम और प्रतिलाभ के आधार पर वर्तमान मूल - खंडों के आंकड़ों को निम्नवत पुनर्समूहित किया गया है:

क) कोष: कोष खंड में समस्त विनिधान पोर्टफोलियो और विदेशी विनिमय और डेरीवेटिव्स संविदाएं शामिल हैं। कोष खंड की आय मूलत: व्यापार - परिचालनों के शुल्क और इससे होने वाले लाभ / हानि तथा विनिधान पोर्टफोलियो की ब्याज आय पर आधारित है।

ख) कारपोरेट / थोक बैंकिंग: खंड के अंतर्गत कारपोरेट लेखा समूह, मध्य कारपोरेट लेखा समूह और तनावग्रस्त आस्ति समूह की ऋण - गतिविधियाँ सम्मिलित हैं। इनके द्वारा कारपोरेट और संस्थागत ग्राहकों को ऋण और लेन-देन सेवाएँ प्रदान की जाती हैं। इनके अंतर्गत विदेश स्थित कार्यालयों के गैर - कोष परिचालन भी शामिल हैं।

Details of Provisions made for various long Term Employees' Benefits during the year;

Sl. No.	Long Term Employees' Benefits	Current Year	Previous Year
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	35.21	133.25
2	Leave Travel and Home Travel Concession (Encashment/Availment)	15.52	40.64
3	Sick Leave	(3.80)	23.74
4	Silver Jubilee Award	(4.23)	5.01
5	Resettlement Expenses on Superannuation	4.18	5.28
6	Casual Leave	5.74	(2.02)
7	Retirement Award	15.42	0.09
	Total	**68.04**	**205.99**

3.3 Segment Reporting (As complied by management and relied upon by the auditors)

3.3.1 Segment identification

A) Primary (Business Segment)

The following are the Primary Segments of the Group:

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support capturing and extraction of the data in respect of the above segments separately. However, based on the present internal organisational and management reporting structure and the nature of their risk and returns, the data on the Primary Segments have been computed as under:

a) **Treasury:** The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking:** The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

ग) **खुदरा बैंकिंग:** खुदरा बैंकिंग खंड के अंतर्गत राष्ट्रीय बैंकिंग समूह की शाखाएँ आती हैं। इन शाखाओं के कार्यकलापों में राष्ट्रीय बैंकिंग समूह से सम्बद्ध कारपोरेट ग्राहकों को ऋण उपलब्ध कराने सहित - वैयक्तिक बैंकिंग गतिविधियाँ शामिल हैं। एजेंसी व्यवसाय और एटीएम भी इसी समूह में आते हैं।

घ) **अन्य बैंकिंग व्यवसाय:** जो खंड उपर्युक्त (क) से (ग) के अंतर्गत वर्गीकृत नहीं हुए हैं उन्हें इस प्राथमिक खंड के अंतर्गत वर्गीकृत किया गया है। इस खंड के अंतर्गत समूह की सभी गैर बैंकिंग अनुषंगियों/ संयुक्त उद्यमों का कार्यकलाप भी शामिल है।

जिन बैंकिंग अनुषंगियों की प्रबंधन रिपोर्टिंग प्रणाली पैरेंट जैसी नहीं है उनके रु.5 करोड़ रुपये से ऊपर के सभी जोखिमों को अलग कर दिया गया है और उन्हें कारपोरेट/थोक बैंकिंग में शामिल कर दिया गया है।

ख) गौण (भौगोलिक खंड):

i) देशी परिचालन के अंतर्गत - भारत में परिचालित शाखाएँ/ कार्यालय आते हैं।

ii) विदेशी परिचालन के अंतर्गत - भारत से बाहर परिचालित शाखाएँ/ कार्यालय तथा भारत में परिचालित समुद्रपारीय बैंकिंग इकाइयाँ आती हैं।

ग) व्यय, आस्तियों और देयताओं का आबंटन:

कारपोरेट केंद्र की संस्थापनाओं में किए गए व्यय जो सीधे बैंकिंग परिचालन खंड अथवा कोष परिचालन खंड से संबंधित हैं, तदनुसार आबंटित किए गए हैं। सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखने वाले व्यय के अनुपात के आधार पर आंबटित किए गए हैं।

3.3.2 खंड रिपोर्टिंग के लिए अपनाई गई लेखा नीतियां निम्नलिखित अतिरिक्त पक्षों के साथ वही हैं जो पैरेंट के वित्तीय विवरण को रिपोर्ट करने के लिए अपनाई गई हैं:

1) गैर-बैंकिंग परिचालन खंडों और अन्य खंडों के बीच अंतर खंड लेनदेन का मूल निर्धारण बाजार आधार पर किया गया है। कोष और अन्य बैंकिंग व्यवसाय के बीच लेनदेन के संबंध में निधियों के उपयोग के लिए प्रतिपूर्ति की राशि की गणना ऋण खंड द्वारा वहन किए गए ब्याज और अन्य लागतों के आधार पर की गई है।

2) खंडों की आय और व्यय को खंड की परिचालन गतिविधि से संबंध के आधार पर शामिल किया गया है।

3) समग्र उद्यम से संबंधित ऐसी आय और व्यय जिन्हें किसी खंड को आबंटित करने का तार्किक आधार नहीं है उन्हें "अनाबंटित व्यय" के अंतर्गत शामिल कर दिया गया है।

c) **Retail Banking:** The Retail Banking Segment comprises of branches in National Banking Group, *which primarily includes personal Banking* activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's.

d) **Other Banking business -** Segments not classified under (a) to (c) above are classified under this primary segment. This segment also includes the operations of all the Non-Banking Subsidiaries/ Joint Ventures of the group.

In the case of Banking Subsidiaries who do not have the management reporting structure corresponding to the parent, all the exposures in excess of Rs. 5 crores have been segregated and included in Corporate/ Wholesale Banking.

B) Secondary (Geographical Segment):

i) Domestic operations comprise branches and subsidiaries having operations in India.

ii) Foreign operations comprise branches and subsidiaries having operations outside India and offshore banking units having operations in India.

C) Allocation of Expenses, Assets and liabilities

Expenses of parent incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

3.3.2 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in the parent's financial statements with the following additional features:

1) Pricing of inter-segment transactions between the Non Banking Operations segment and other segments are market led. In respect of transactions between treasury and other banking business, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.

2) Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.

3) Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated Expenses".

3.3.3 खंडवार सूचना के अंतर्गत प्रकटीकरण
3.3.3 DISCLOSURE UNDER SEGMENT REPORTING

भाग क : प्राथमिक खंड
PART A: PRIMARY SEGMENTS

	कोष परिचालन Treasury Operations	कारपोरेट/थोक बैंकिंग Corporate/ Wholesale Banking	खुदरा बैंकिंग Retail Banking	अन्य बैंकिंग परिचालन Other Banking Operations	परित्याग Elimination	योग TOTAL
आय Revenue	22,556.93	35,007.51	52,224.58	7,758.79	-4,462.57	1,13,085.24
परिणाम Result	3,287.16	7,780.35	10,087.52	343.96	—	21,498.99
अनाबंटित आय Unallocated Income	—	—	—	—	—	7.85
अनाबंटित व्यय Unallocated Expenses	—	—	—	—	—	-3,612.00
परिचालन लाभ (पीबीटी) Operating Profit (PBT)	—	—	—	—	—	17,894.84
कर Taxes	—	—	—	—	—	6,721.77
असाधारण लाभ/हानि Extraordinary Profit/Loss	—	—	—	—	—	—
निवल लाभ Net Profit	—	—	—	—	—	11,173.07
अन्य सूचनाएं: Other Information:	—	—	—	—	—	—
खंड अस्तियाँ Segment Assets	4,18,116.72	3,91,946.01	7,50,918.91	25,393.18	-2,89,745.27	12,96,629.55
अनाबंटित अस्तियाँ Unallocated Assets	—	—	—	—	—	8,196.19
कुल अस्तियाँ Total Assets	—	—	—	—	—	13,04,825.74
खंड देयताएं Segment Liabilities	2,11,439.13	3,75,786.40	8,68,257.60	21,864.52	-2,89,745.27	11,87,602.38
अनाबंटित देयताएँ Unallocated Liabilities	—	—	—	—	—	44,832.97
कुल देयताएँ Total Liabilities	—	—	—	—	—	12,32,435.35

भाग ख : द्वितीयक खंड
PART B : SECONDARY SEGMENTS

विवरण Particulars	देशीय परिचालन Domestic Operations	विदेशी परिचालन Foreign Operations	योग Total
आय Revenue	1,07,536.61 (83,566.13)	5,556.48 (6,652.68)	1,13,093.09 (90,218.81)
आस्तियां Assets	11,85,292.32 (9,30,748.23)	1,19,533.42 (96,521.29)	13,04,825.74 (10,27,269.52)

i) आय/व्यय पूरे वर्ष हेतु हैं। आस्तियाँ/देयताओं का विवरण दिनांक 31.03.2009 का है।
ii) कोष्टकों में दिए गए आंकड़े पिछले वर्ष के हैं।
i) Income/Expenses are for the whole year. Assets/Liabilities are as at 31st March 2009.
ii) Figures within brackets are for previous year

3.4 संबंधित पक्ष प्रकटीकरण : जैसा कि प्रबंधन द्वारा इनका अभिनिर्धारण और संकलन किया गया है और लेखापरीक्षकों ने इन्हें स्वीकार किया है।

3.4.1 समूह के संबंधित पक्षः

क. संयुक्त उद्यमः

1. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेस प्रा. लि.
2. सी एज टेक्नोलॉजीस लिमिटेड.

ख. सहयोगीः

i क्षेत्रीय ग्रामीण बैंक

1. आंध्र प्रदेश ग्रामीण विकास बैंक
2. अरुणाचल प्रदेश रूरल बैंक
3. कावेरी कल्पतरू ग्रामीण बैंक
4. छत्तीसगढ़ ग्रामीण बैंक
5. डेक्कन ग्रामीण बैंक
6. इलाकाई देहाती बैंक
7. मेघालय रूरल बैंक
8. कृष्णा ग्रामीण बैंक
9. लंगपी देहांगी रूरल बैंक
10. मध्य भारत ग्रामीण बैंक
11. मालवा ग्रामीण बैंक
12. मारवाड़ गंगानगर बीकानेर बैंक
13. मिजोरम रूरल बैंक
14. नागालैंड रूरल बैंक
15. पर्वतीय ग्रामीण बैंक
16. पूर्वांचल क्षेत्रीय ग्रामीण बैंक
17. समस्तीपुर क्षेत्रीय ग्रामीण बैंक
18. सौराष्ट ग्रामीण बैंक
19. उत्कल ग्राम्य बैंक
20. उत्तरांचल ग्रामीण बैंक
21. वनांचल ग्रामीण बैंक
22. विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

ii अन्य

23. एसबीआइ होम फायनांस लिमिटेड
24. दि क्लिअरिंग कार्पोरेशन आफ इंडिया लिमिटेड
25. नेपाल एसबीआइ बैंक लिमिटेड
26. बैंक आफ भूटान
27. यूटीआइ एसेट मैनेजमेंट कंपनी प्रा. लि.
28. एस. एस. वेंचर्स सर्विसेस प्रा. लिमिटेड

ग. बैंक के प्रमुख प्रबंधन कार्मिकः

1. श्री ओ.पी. भट्ट, अध्यक्ष
2. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक
3. श्री आर. श्रीधरन, प्रबंध निदेशक (5 दिसंबर 2008 से)

3.4 Related Party Disclosures: As identified and compiled by the management and relied upon by the auditors

3.4.1 Related Parties to the Group:

A) JOINT VENTURES:

1. GE Capital Business Process Management Services Private Limited.
2. C Edge Technologies Ltd.

B) ASSOCIATES:

i Regional Rural Banks

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Cauvery Kalpatharu Grameena Bank
4. Chhatisgarh Gramin Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Bank
13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Grameena Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank

ii Others

23. SBI Home Finance Limited.
24. The Clearing Corporation of India Ltd
25. Nepal SBI Bank Ltd.
26. Bank of Bhutan
27. UTI Asset Management Company Pvt. Ltd.
28. S. S. Ventures Services Pvt Ltd

C) Key Management Personnel of the Bank:

1. Shri O. P. Bhatt, Chairman
2. Shri S. K. Bhattacharyya, Managing Director
3. Shri R. Sridharan, Managing Director (from 5th December 2008)

3.4.2 वर्ष के दौरान जिन पक्षों से लेन-देन किए गए:

लेखा मानक (एएस) 18 के अनुच्छेद 9 के अनुसार "सरकार - नियंत्रित उद्यम" के रूप में संबंधित पक्ष लेनदेनों के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है। लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है। अन्य विवरण निम्नानुसार है :

1. सी-एज टेकनोलॉजीज लि.
2. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.
3. एसबीआइ होम फाइनेंस लिमिटेड
4. बैंक ऑफ भूटान
5. नेपाल एसबीआइ बैंक लि.
6. एस. एस. वेंचर्स सर्विसेज लिमिटेड
7. श्री ओ.पी.भट्ट, अध्यक्ष
8. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक
9. श्री आर. श्रीधरन, प्रबंध निदेशक (5 दिसंबर 2008 से)

3.4.3. लेनदेन/शेष राशियाँ:

विवरण	सहयोगी/ संयुक्त उद्यम	प्रमुख प्रबंधन कार्मिक@	योग
जमा-राशियाँ #	92.58 (62.56)	0.69 (—)	93.27 (62.56)
अन्य देयताएँ #	50.39 (97.75)	0.26 (—)	50.65 (97.75)
विनिधान #	21.80 (21.75)	— (—)	21.80 (21.75)
अन्य आस्तियाँ #	— (0.08)	— (—)	— (0.08)
संदत्त ब्याज $	2.71 (3.16)	— (—)	2.71 (3.16)
प्राप्त ब्याज $	— (—)	— (—)	— (—)
लाभांश के रूप में अर्जित आय $	1.89 (2.94)	— (—)	1.89 (2.94)
प्रदत्त सेवाएँ $	2.61 (0.07)	— (—)	2.61 (0.07)
प्राप्त सेवाएँ $	150.43 (—)	— (—)	150.43 (—)
प्रबंधन संविदाएँ $	— (—)	0.38 (0.54)	0.38 (0.54)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)

31 मार्च की स्थिति के अनुसार

$ वर्ष के लेनदेन

@ ऐसे लेनदेन जो बैंकर और ग्राहक के संबंधों की प्रकृति के नहीं हैं।

3.4.2 Related Parties with whom transactions were entered into during the year:

No disclosure is required in respect of transactions with related parties which are "state controlled enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel. Other particulars are:

1. C Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. SBI Home Finance Ltd.
4. Bank of Bhutan
5. Nepal SBI Bank Ltd.
6. S. S. Ventures Services Ltd
7. Shri O. P. Bhatt, Chairman
8. Shri S. K. Bhattacharyya, Managing Director
9. Shri R. Sridharan, Managing Director (from 5th December 2008)

3.4.3 Transactions / Balances :

Items	Associates/ Joint Ventures	Key Management Personnel @	Total
Deposit#	92.58 (62.56)	0.69 (—)	93.27 (62.56)
Other Liability#	50.39 (97.75)	0.26 (—)	50.65 (97.75)
Investments#	21.80 (21.75)	— (—)	21.80 (21.75)
Other Assets #	— (0.08)	— (—)	— (0.08)
Interest paid $	2.71 (3.16)	— (—)	2.71 (3.16)
Interest received$	— (—)	— (—)	— (—)
Income earned by way of Dividend $	1.89 (2.94)	— (—)	1.89 (2.94)
Rendering of services $	2.61 (0.07)	— (—)	2.61 (0.07)
Receiving of services $	150.43 (—)	— (—)	150.43 (—)
Management contracts $	— (—)	0.38 (0.54)	0.38 (0.54)

(Figures in brackets pertain to previous year)

Balances as at 31st March

$ Transactions for the year

@ Transactions which are not in the nature of banker-customer relationship.

3.5 पट्टे :

वित्तीय पट्टे

1 अप्रैल 2001 को या उसके पश्चात् वित्तीय पट्टों पर दी गई आस्तियाँ : इन वित्तीय पट्टों का ब्योरा नीचे दिया गया है।

	चालू वर्ष	पिछला वर्ष
पट्टों में किए गए कुल सकल विनिधान	37.09	43.29
प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य 1 वर्ष से कम	6.48	8.91
1 से 5 वर्ष तक	—	9.67
5 वर्ष और उससे अधिक	—	—
योग	6.48	18.58
अनर्जित वित्त आय का वर्तमान मूल्य	0.28	3.76

परिचालन पट्टा

क. 31 मार्च 2009 की स्थिति के अनुसार परिचालन पट्टे पर लिए गए कार्यालय परिसर / स्टाफ क्वार्टर्स

i.

देय न्यूनतम पट्टा किराया*	
क. एक वर्ष अर्थात 2009-10 में देय	58.92
ख. एक वर्ष के बाद किंतु 5 वर्ष अर्थात 2010-11 से 2013-14 में देय	144.78
ग. 5 वर्ष के बाद अर्थात 2013-14 के बाद देय	35.35

* केवल रद्द नहीं होनेवाले पट्टा के संबंध में

ii. वर्ष के दौरान व्यय खाते में नामे की गई पट्टा व्यय की राशि 690.46

iii. पट्टा करारों में रद्द नहीं होने वाली पट्टा अवधि के अंत में समूह के लिए पट्टा अवधि के नवीकरण के विकल्प की व्यवस्था है। पट्टा करारों में कोई अपवादात्मक प्रतिबंधित प्रसंविदाएं नहीं हैं।

ख. 31 मार्च 2009 की स्थिति के अनुसार परिचालन पट्टे पर दिए गए परिसर

i.

प्राप्य न्यूनतम पट्टा किराया	
क. एक वर्ष अर्थात 2009-10 में देय	0.04
ख. एक वर्ष के बाद किंतु 5 वर्ष अर्थात् 2010-11 से 2013-14 में देय	0.04
ग. 5 वर्ष अर्थात 2013-14 के बाद देय	शून्य

ii

विवरण	मूल लागत	31.03.2009 को संचित मूल्यह्रास	वर्ष के लिए मूल्यह्रास
पट्टे पर दिए गए परिसर	0.21	0.21	शून्य

3.5 Leases:

Financial Lease

Assets given on Financial Lease on or after 1st April 2001: The details of financial lease are given below.

	Current Year	Previous Year
Total gross investment in the leases	37.09	43.29
Present value of minimum lease payments receivable Less than 1 year	6.48	8.91
1 to 5 years	—	9.67
5 years and above	—	—
Total	6.48	18.58
Present value of unearned finance income	0.28	3.76

Operating Lease

A. Office Premises/Staff Quarters taken on Operating Lease as on 31st March 2009

i.

Minimum Lease Rent Payable*	
a. Payable not later than 1 year i.e. 2009-10	58.92
b. Payable later than 1 year and not later than 5 years i.e. 2010-11 to 2013-14	144.78
c. Payable later than 5 years i.e. after 2013-14	35.35

* in respect of Non Cancellable Lease only

ii. Amount of lease charges debited to charges account during the year 690.46

iii. The lease agreements provide for an option to the group to renew the lease period at the end of non-cancellable period. There are no exceptional/restrictive covenants in the lease agreements.

B. Premises given on Operating Leases as on 31st March 2009

i.

Minimum Lease Rental Receivable	
a. Payable not later than 1 year i.e. 2009-10	0.04
b. Payable later than 1 year and not later than 5 years i.e. 2010-11 to 2013-14	0.04
c. Payable later than 5 years i.e. after 2013-14	Nil

ii

Particulars	Original Cost	Accumulated Depreciation as on 31.03.2009	Depreciation for the year
Premises given on lease	0.21	0.21	Nil

iii लाभ और हानि खाते में कोई आकस्मिक किराया शामिल नहीं किया गया है।

3.6 प्रति शेयर उपार्जन:

बैंक ने लेखा मानक 20 - 'प्रति शेयर उपार्जन' के अनुसार प्रत्येक इक्विटी शेयर पर मूल और कम की गई आय की सूचना दी है। वर्ष के दौरान, कर के पश्चात् निवल लाभ को बकाया इक्विटी शेयरों की भारित औसत संख्या से अलग करके प्रति शेयर 'मूल आय' की गणना की गई है।

विवरण	चालू वर्ष	पिछला वर्ष
मूल और कम किए गए		
मूल प्रति शेयर आय की गणना के लिए प्रयुक्त भारित औसत इक्विटी शेयरों की सं.	63,44,13,120	53,14,45,447
जोड़ें : ईएसपीएस योजना के कारण जारी किए जाने वाले संभावित इक्विटी शेयरों की संख्या	—	5,09,911
कम की गई प्रति शेयर आय की गणना के लिए प्रयुक्त भारित औसत शेयरों की संख्या	63,44,13,120	53,19,55,358
निवल लाभ (अल्पांश को छोड़कर)	10955.29	8960.61
प्रति शेयर मूल आय (रु.)	172.68	168.61
कम की गई प्रति शेयर आय (रु.)	172.68	168.45
प्रति शेयर नाममात्र मूल्य (रु.)	10.00	10.00

3.7 आय पर कर का लेखाकरण

i) वर्ष के दौरान, आस्थगित कर समायोजन के द्वारा रु. 1075.97 करोड़ [पिछले वर्ष रु. 483.03 करोड़] लाभ और हानि खाते में जमा किए गए।

ii) प्रमुख मदों में आस्ति और देयता का मदवार विवरण निम्न तालिका में दिया गया है:

विवरण	31 मार्च 2009 की स्थिति के अनुसार	31 मार्च 2008 की स्थिति के अनुसार
आस्थगित कर आस्तियाँ		
अनर्जक आस्तियों के लिए प्रावधान	454.78	282.81
एक्जिट विकल्प के लिए अनुग्रह राशि का भुगतान	100.21	147.83
वेतन संशोधन	769.19	214.92
ग्रैच्युटी, अवकाश, पेंशन आदि के लिए प्रावधान	1214.24	556.73
अन्य	461.39	751.68
योग	**2999.81**	**1953.97**
आस्थगित कर देयताएँ		
अचल आस्तियों पर मूल्यह्रास	119.62	110.43
प्रतिभूतियों पर ब्याज	595.42	580.96
अन्य	276.76	484.19
योग	**991.80**	**1175.58**
निवल आस्थगित कर आस्तियाँ/ (देयताएँ)	**2008.01**	**778.39**

iii No contingent rents have been recognised in the Profit & Loss Account.

3.6 Earnings Per Share:

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing consolidated net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average No. of equity shares used in computing basic earning per share	63,44,13,120	53,14,45,447
Add: Potential number of equity shares that could arise on account of ESPS scheme	—	5,09,911
Weighted average number of shares used in computing diluted earning per share	63,44,13,120	53,19,55,358
Net profit (Other than minority)	10955.29	8960.61
Basic earnings per share (Rs.)	172.68	168.61
Diluted earnings per share (Rs.)	172.68	168.45
Nominal value per share (Rs.)	10.00	10.00

3.7 Accounting for taxes on Income

i) During the year, Rs. 1075.97 crores [Previous Year Rs. 483.03 crores] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii) The break up of deferred tax assets and liabilities into major items is given below:

Particulars	As at 31-Mar 2009	As at 31-Mar 2008
Deferred Tax Assets		
Provision for non performing assets	454.78	282.81
Ex-gratia paid under Exit option	100.21	147.83
Wage Revision	769.19	214.92
Provision for Gratuity, Leave, Pension etc.	1214.24	556.73
Others	461.39	751.68
Total	**2999.81**	**1953.97**
Deferred Tax Liabilities		
Depreciation on Fixed Assets	119.62	110.43
Interest on securities	595.42	580.96
Others	276.76	484.19
Total	**991.80**	**1175.58**
Net Deferred Tax Assets/(Liabilities)	**2008.01**	**778.39**

3.8 संयुक्त रूप से नियंत्रित कंपनियों में विनिधान:

Investments in jointly controlled entities:

लेखा मानक 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय और व्यय की कुल राशि निम्नानुसार प्रकट की गई है:

As required by AS 27, the aggregate amount of the assets, liabilities, income and expenses related to the group's interests in jointly controlled entities are disclosed as under:

विवरण / Particulars	31 मार्च 2009 की स्थिति के अनुसार As at 31-Mar-2009	31 मार्च 2008 की स्थिति के अनुसार As at 31-Mar-2008
दायित्व / Liabilities		
पूँजी और आरक्षितियाँ / Capital & Reserves	70.34	64.41
जमाराशियाँ / Deposits	—	—
उधार राशियाँ / Borrowings	0.26	0.35
अन्य दायित्व एवं प्रावधान / Other Liabilities & Provisions	28.65	27.05
योग / TOTAL	**99.25**	**91.81**
आस्तियाँ / Assets		
नकदी और भारतीय रिज़र्व बैंक के पास जमाराशियाँ Cash and balances with Reserve Bank of India	0.01	0.01
बैंकों के पास जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्रतिदेय राशि Balances with Banks and Money at call and short notice	21.44	2.04
विनिधान / Investments	3.52	2.62
अग्रिम / Advances —	—	
अचल आस्तियाँ / Fixed Assets	11.20	16.23
अन्य आस्तियाँ / Other Assets	63.08	70.91
योग / TOTAL	**99.25**	**91.81**
पूंजीगत वायदे / Capital Commitments	Nil	Nil
अन्य आकस्मिक देयताएं / Other Contingent Liabilities	NiL	Nil
आय / Income		
उपार्जित ब्याज / Interest earned	—	5.69
अन्य आय / Other income	51.47	61.63
कुल व्यय / Total	**51.47**	**67.32**
Expenditure		
व्यय किया गया ब्याज / Interest expended	—	—
परिचालन व्यय / Operating expenses	41.31	47.41
प्रावधान एवं आकस्मिकताएं / Provisions & contingencies	4.23	6.44
कुल / Total	**45.54**	**53.85**
लाभ / Profit	**5.93**	**13.47**

3.9 आस्तियों की अपसामान्यताः

बैंक प्रबंधन की दृष्टि में, वर्ष के दौरान, आस्तियों की अपसामान्यता का कोई ऐसा मामला नहीं है जिस पर लेखा मानक 28 - 'आस्तियों की अपसामान्यता' लागू हो।

3.10 प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ

क) प्रावधानों का अलग-अलग विवरणः

	चालू वर्ष	पिछला वर्ष
क) आयकर (वर्तमान कर) के लिए प्रावधान	7598.23	5128.83
ख) आयकर (आस्थगित कर आस्ति) के लिए प्रावधान	(1075.97)	(483.03)
ग) अनुषंगी लाभ कर	174.64	135.47
घ) अन्य करों के लिए प्रावधान	24.87	(3.54)
ङ) अनर्जक आस्तियों के लिए प्रावधान राशि (प्रतिलेखन प्रावधान के साथ)	3616.30	2804.05
च) वैश्विक ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	304.83	773.21
छ) भारत और भारत के बाहर विनिधानों में मूल्यह्रास	1352.77	153.15
ज) अन्य (प्रतिलेखन को छोड़कर)	726.17	610.56
कुल	**12721.84**	**9118.70**

(कोष्ठक के आंकड़े क्रेडिट दर्शाते हैं।)

ख) अस्थिर प्रावधानः

	चालू वर्ष	पिछला वर्ष
क) अथशेष	**685.04**	**515.95**
ख) वर्ष के दौरान परिवर्धन	155.60	169.09
ग) वर्ष के दौरान आहरण में कमी	326.00	0.00
घ) इतिशेष	**514.64**	**685.04**

3.9 Impairment of assets:

In the opinion of the Bank's Management, there is no impairment to the assets to which Accounting Standard 28 - "Impairment of Assets" applies.

3.10 Provisions, Contingent Liabilities & Contingent Assets

a) Break up of provisions:

	Current Year	Previous Year
a) Provision for Income Tax (current tax)	7598.23	5128.83
b) Provision for Income Tax (deferred tax asset)	(1075.97)	(483.03)
c) Fringe Benefit Tax	174.64	135.47
d) Provision for other taxes	24.87	(3.54)
e) Amount of provision made against NPAs (including write back of provision)	3616.30	2804.05
f) General provision on Standard Assets in the global loan portfolio	304.83	773.21
g) Depreciation in the value of Investments in India and Outside India	1352.77	153.15
h) Others (Net of write-backs)	726.17	610.56
Total	**12721.84**	**9118.70**

(Figures in brackets indicate credit)

b) Floating provisions:

	Current Year	Previous Year
a) Opening Balance	**685.04**	**515.95**
b) Addition during the year	155.60	169.09
c) Draw down during the year	326.00	0.00
d) Closing balance	**514.64**	**685.04**

ग) आकस्मिक देयताओं और आकस्मिक आस्तियों का विवरण:

क्रम सं.	विवरण	संक्षिप्त विवरण
1	समूह के विरुद्ध ऐसे दावे जो ऋण के रूप में अभिस्वीकृत नहीं हैं.	व्यवसाय की सामान्य प्रक्रिया में मूल कंपनी और उसके घटक विभिन्न कार्यवाहियों में एक पक्ष हैं। समूह को ऐसी उम्मीद नहीं है कि इन कार्यवाहियों के परिणाम का तात्विक प्रतिकूल प्रभाव समूह की वित्तीय स्थितियों, परिचालन परिणामों या नकदी प्रवाह पर पड़ेगा।
2	बकाया वायदा विनिमय संविदाओं के कारण देयताएँ	समूह अपने निजी खाते और ग्राहकों की अंतर-बैंक सहभागिता से विदेशी विनिमय संविदा, मुद्रा विकल्प, वायदा दर करार, मुद्रा विनिमय तथा ब्याज दर विनिमय करता है। वायदा विनिमय संविदाओं की प्रतिबद्धता विदेशी मुद्रा को भविष्य में संविदागत दर पर खरीदने या बेचने के लिए है। मुद्रा विनिमयों की प्रतिबद्धताएँ पूर्व निर्धारित दरों के आधार पर एक मुद्रा के विपरीत दूसरी मुद्रा की ब्याज / मूल राशि के रूप में विनिमय नकदी प्रवाह के लिए हैं। ब्याज दर विनिमय की प्रतिबद्धताएँ अचल विनिमय एवं अस्थायी ब्याज दर नकदी प्रवाह के लिए हैं। आनुमानिक राशियाँ, जिन्हें आकस्मिक देयताओं के रूप में दर्ज किया गया है, संविदाओं के ब्याज अंश के परिकलन हेतु न्यूनतम मापदंड के रूप में प्रयुक्त विशिष्ट राशियाँ है।
3	ग्राहकों, बिलों एवं हुंडियों, परांकनों तथा अन्य दायित्वों की ओर से दी गई गारंटियाँ	अपनी वाणिज्यिक बैंकिंग कार्यवाहियों के अंतर्गत समूह अपने ग्राहकों की ओर से प्रलेखी ऋण और गारंटी प्रदान करता है। प्रलेखी ऋण से समूह के ग्राहकों की ऋण अवस्थिति बढ़ती है। गारंटियाँ सामान्यत: बैंक की ओर से अटल आश्वासन होती है कि यदि ग्राहक अपने वित्तीय या निष्पादन दायित्वों को पूर्ण करने में असफल होता है तो बैंक ऐसी स्थिति में उनका भुगतान करेगा।
4	अन्य मदें जिनके लिए समूह आकस्मिक रूप से जिम्मेदार है।	समूह विभिन्न कर निर्धारण मामलों, जिनसे सम्बद्ध अपीलें विचाराधीन हैं, का एक पक्ष है। समूह की ओर से इन पर प्रतिवाद किया जा रहा है और इनके लिए कोई प्रावधान नहीं किया गया है। पुन: समूह ने व्यवसाय की सामान्य प्रक्रिया में शेयरों का अभिदान करने के वायदे किए हैं।

घ) ऊपर उल्लिखित आकस्मिक देयताएँ यथास्थिति, न्यायालय/पंचाट के निर्णय / न्यायालय के बाहर समझौता, अपीलों के निपटान, राशि के माँगे जाने, संविदागत बाध्यताएँ, संबंधित पक्षों द्वारा माँग प्रस्ताव के अंतरण और उसे उद्भूत करने जैसी भी स्थिति हो, के दायित्व पर आधारित हैं।

ङ) आकस्मिक देयताओं के प्रति प्रावधानों का उतार-चढ़ाव

	चालू वर्ष	**पिछला वर्ष**
क) अथशेष	**238.34**	**142.19**
ख) वर्ष के दौरान परिवर्धन	108.14	118.33
ग) वर्ष के दौरान आहरण में कमी	42.53	22.18
घ) इतिशेष	**303.95**	**238.34**

4. **विचाराधीन वेतन करार :** सदस्य बैंकों की ओर से भारतीय बैंक संघ द्वारा ऑल इंडिया यूनियन्स ऑफ वर्कमैन के साथ किया गया आठवाँ द्विपक्षीय समझौता 31 अक्टूबर 2007 को समाप्त हो गया। नए समझौते के विचाराधीन कार्यान्वयन की पृष्ठभूमि में, लेखे में रु. 1684.10 करोड़ (पिछले वर्ष रु. 666.89 करोड़) का प्रावधान किया गया है जो दिनांक 01 नवम्बर 2007 से प्रभावी होने वाले

c) Description of contingent liabilities and contingent assets:

Sr. No	Items	Brief Description
1	Claims against the Group not acknowledged as debts	The parent and its constituents are parties to various proceedings in the normal course of business. It does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Group issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Group. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Group is contingently liable	The Group is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Group and not provided for. Further the Group has made commitments to subscribe to shares in the normal course of business.

d) The contingent liabilities mentioned above are dependent upon the outcome of court/arbitration/ out of court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) **Movement of provisions against contingent liabilities:**

	Current Year	**Previous Year**
a) Opening Balance	**238.34**	**142.19**
b) Addition during the year	108.14	118.33
c) Draw down during the year	42.53	22.18
d) Closing balance	**303.95**	**238.34**

4. **Pending Wage Agreement:** The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs. 1684.10 crores (Previous Year Rs.666.89 crores) has been made during the year in the accounts for the

वेतन - संशोधन के कारण बैंक की अनुमानित देयता से संबंधित है। 31 मार्च 2009 को वेतन संशोधन के कारण किए गए प्रावधान की राशि रु. 2372.54 करोड़ है (इसमें पूर्ववर्ती एसबीएस से अंतरित रु. 21.55 करोड़ सम्मिलित है)।

5. **कृषि ऋण माफी तथा ऋण राहत योजना 2008**

कृषि ऋण माफी तथा ऋण राहत योजना 2008 के अनुसार, केंद्र सरकार से ऋण माफी के कारण प्राप्य राशि रु. 7424.37 करोड़ और ऋण राहत के कारण प्राप्य राशि रु. 947.94 करोड़ है । योजना के अनुसार जिसे क्रमश: अग्रिम और अन्य आस्तियों के अंग के रूप में माना गया है। भारत सरकार ने ऋण माफी के लिए इससे प्राप्य राशि पर प्रथम किश्त के भुगतान की तिथि से ब्याज प्रदान करने में सहमति दी है और तदनुसार वर्तमान मूल्य के अनुसार ब्याज की हानि के लिए कोई प्रावधान नहीं किया गया है। इसके अतिरिक्त रु. 2912.61 करोड़ की किश्त प्राप्त हुई है. ऋण राहत के मामले में, बैंक ने योग्य कृषकों से प्राप्य राशि पर ब्याज की हानि के वर्तमान मूल्य के लिए रु. 248.28 करोड़ का प्रावधान किया है, जो सामान्य आरक्षिति में सरकार से दावे की प्राप्ति के पश्चात् लेखे के पूर्ण निर्धारण के समय प्रत्यावर्तन-योग्य है। ऋण राहत के ये आंकड़े कृषकों से प्राप्य राशि के भुगतान पर निर्भर करते हैं।

6. भारतीय रिजर्व बैंक के परिपत्र डीबीओडी क्रमांक बीपी.बीसी. 42/21-01-02/2007-08 के निदेशानुसार रिडीमेबल प्रिफरेंस शेयरों को देयता माना गया है और उन पर भुगतान किए जाने वाले कूपन को ब्याज माना गया है।

7. आइसीएआइ द्वारा जारी सामान्य स्पष्टीकरणों को ध्यान में रखते हुए - समेकित वित्तीय विवरण की यथातथ्यता और उपयुक्तता पर कोई प्रभाव न होने के कारण उसमें - मूल कंपनी और अनुषंगियों के अलग वित्तीय विवरणों में उल्लिखित ऐसी सांविधिक सूचनाओं का जो महत्वपूर्ण नहीं हैं, यहां समेकित वित्तीय विवरणों में प्रकटीकरण नहीं किया गया है।

8. जहां भी आवश्यक और संभव था विगत वर्ष के आंकड़ों को चालू वर्ष के आंकड़ों से तुल्य बनाने के लिए पुनर्समूहित और पुनर्वर्गीकृत किया गया है। ऐसे मामलों में जहां भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार प्रकटीकरण पहली बार किए गए हैं - पिछले वर्ष के आंकड़ों का उल्लेख नहीं किया गया है।

Bank's estimated liability in respect of wage revision to be effective from 1st November 2007. The total provision held on account of wage revision as on 31st March 2009 is Rs. 2372.54 crores (including Rs. 21.55 crores transferred from eSBS).

5. **Agricultural Debt Waiver and Debt Relief Scheme 2008**

As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver is Rs. 7424.37 crores and on account of debt relief is Rs. 947.94 crores, which is treated as part of advances and other assets respectively in accordance with the scheme. For the Debt Waiver, the Government of India has agreed to provide interest on the amount receivable from it from the date of payment of the first instalment and accordingly no provision for loss of interest on present value terms has been made. Further, the instalment of Rs. 2912.61 crores has been received from Government of India. In respect of Debt Relief, the group has made provision of Rs. 248.28 crores towards present value of loss of interest on amount receivable from eligible farmers, which is reversible to General Reserve upon complete settling of the account after receipt of claim from the Government. The figures of debt relief are subject to payment of dues by the farmers.

6. In accordance with RBI circular DBOD NO.BP.BC.42/21.01.02/2007-08 redeemable preference shares are treated as liabilities and the coupon payable thereon is treated as interest.

7. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements in view of the general clarifications issued by ICAI.

8. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for first time in terms of RBI guidelines/Accounting Standards, previous year figures have not been mentioned

(श्री आर. श्रीधरन)
(Shri R. Sridharan)
प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगियां)
Managing Director and GE (A&S)

(श्री एस.के. भट्टाचार्य)
(Shri S.K. Bhattacharyya)
प्रबंध निदेशक एवं मुख्य ऋण एवं जोखिम अधिकारी
Managing Director and CC & RO

(श्री ओ.पी. भट्ट)
(Shri O.P. Bhatt)
अध्यक्ष
Chairman

इसी तिथि की हमारी समीक्षा रिपोर्ट के अनुसार
In terms of our Review Report of even date
कृते आर.जी.एन. प्राइस एण्ड कंपनी
For **R.G.N. Price & Co.,**
सनदी लेखाकर
Chartered Accountants
(पी. एम. वीरमणि)
(P.M. Veeramani)
भागीदार
Partner
सदस्यता क्रमांक/M.No. 023933
कोलकाता, 9 मई, 2009
Kolkata, 9th May 2009

भारतीय स्टेट बैंक (समेकित) STATE BANK OF INDIA (CONSOLIDATED)
31 मार्च 2009 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2009

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES	31169,96,16	(4209,41,26)
ख. विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES	(1630,89,34)	(1642,44,22)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES	4500,72,69	22633,71,61
घ. विनिमय घट-बढ़ नकदी प्रवाह D. CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION	2193,48,35	(230,30,80)
नकदी एवं नकदी समतुल्य में निवल परिवर्तन **NET CHANGE IN CASH AND CASH EQUIVALENTS**	**36233,27,86**	**16551,55,33**
ङ. नकदी एवं नकदी समतुल्य - वर्ष के आरंभ में E. CASH AND CASH EQUIVALENTS - OPENING	89028,41,70	72476,86,37
च. नकदी एवं नकदी समतुल्य - वर्ष के अंत में F CASH AND CASH EQUIVALENTS - CLOSING	125261,69,56	89028,41,70

क. परिचालन कार्यकलापों से नकदी प्रवाह
A. CASH FLOW FROM OPERATING ACTIVITIES

कर पूर्व निवल लाभ Net Profit before taxes	17677,05,43	13738,33,96
समायोजन ADJUSTMENT FOR:		
मूल्यह्रास शुल्क Depreciation charge	924,46,18	1038,33,36
स्थिर आस्तियों के विक्रय पर (लाभ)/हानि (निवल) (Profit)/Loss on sale of fixed assets (Net)	4,20,67	(10,70,83)
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	3616,30,20	2804,04,68
मानक आस्तियों के लिए प्रावधान Provision for Standard Assets	304,82,54	773,21,03
भारत में निवेशों पर मूल्यह्रास Depreciation on Investments in India	1058,11,27	103,94,12
भारत के बाहर निवेशों पर मूल्यह्रास Depreciation on Investments Outside India	294,65,42	84,24,05
अनुषंगियों/संयुक्त-उद्यमों के लिए प्रावधान Provision for investments in Sub./Joint venture	—	(35,02,60)
विनिधानों के विक्रय पर (लाभ)/हानि (निवल) (Profit)/Loss on sale of investments (Net)	(1758,03,89)	(2780,60,20)
विनिधानों के पुनर्मूल्यांकन पर लाभ/हानि Profit/Loss on revaluation of investments	629,25,09	856,75,44
अन्य आस्तियों पर प्रावधान Provision on other assets	51,38,94	413,26,93
अन्य प्रावधान Other Provisions	674,79,65	197,29,16
वर्ष के दौरान अपलिखित आस्थगित राजस्व खर्च Deferred Revenue Expenditure written off during the year	583,24	(29,52,65)
बांडों पर संदत्त ब्याज (वित्तीय गतिविधि) Interest paid on Bonds (Financing Activity)	2797,09,40	2384,62,06
सहयोगियों से प्राप्त लाभांश/अर्जित आय (निवेश गतिविधि) Dividend/Earnings from Associates (Investing activity)	53,63	(211,00,17)
घटाएं : प्रत्यक्ष-कर Less : Direct Taxes	(7764,81,41)	(5759,81,38)
	18515,66,36	**13567,36,96**
समायोजन Adjustment for:		
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits	235571,80,75	140143,64,19
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings	(1431,52,65)	17361,33,99
विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments	(98472,70,24)	(55387,57,96)
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances	(150756,74,61)	(118740,02,24)

	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
		(000 को छोड़ दिया गया है) (000s omitted)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions	21989,72,84	19870,98,41
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets	5753,73,71	(21025,14,61)
परिचालन कार्यकलापों से उपलब्ध निवल नकदी NET CASH PROVIDED BY OPERATING ACTIVITIES	**31169,96,16**	**(4209,41,26)**
ख. विनिधान कार्यकलापों से नकदी प्रवाह		
B. CASH FLOW FROM INVESTING ACTIVITIES		
सहयोगियों के विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments in Associates	(141,00,08)	(162,40,41)
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	(53,63)	211,00,17
अचल आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Fixed Assets	(1489,35,63)	(1691,03,98)
विनिधान कार्यकलापों द्वारा उपलब्ध कराई गई निवल नकदी NET CASH PROVIDED BY INVESTING ACTIVITIES	**(1630,89,34)**	**(1642,44,22)**
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह		
C. CASH FLOW FROM FINANCING ACTIVITIES		
शेयर पूँजी Share Capital	3,40,98	105,17,15
शेयर प्रीमियम Share Premium	558,95,77	16588,39,42
बांड इश्यू Issue of Bonds	8373,43,21	10967,80,00
गौण बांड प्रतिसंदाय Repayment of Subordinated Bonds	(40,00,00)	(1755,26,00)
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(2797,09,40)	(2384,62,06)
संदत्त लाभांश उस पर कर सहित Dividends Paid including tax thereon	(1532,11,70)	(862,04,07)
अनुषंगियों द्वारा संदत्त लाभांश Dividends tax Paid by subsidiaries	(65,86,17)	(25,72,83)
वित्तीय गतिविधियों द्वारा प्रदत निवल नकदी NET CASH PROVIDED BY FINANCING ACTIVITIES	**4500,72,69**	**22633,71,61**
घ. विनिमय उतार-चढ़ाव के कारण नकदी प्रवाह		
D. CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION		
विदेशी अनुषंगियों की आरक्षितियां Reserves of Foreign Subsidiaries	1530,98,35	(101,13,57)
अन्य-विदेशी मुद्रा बांडों का पुनर्मूल्यन Others-Revaluation of foreign currency bonds	662,50,00	(129,17,23)
विनिमय उतार-चढ़ाव के कारण निवल नकदी प्रवाह Net Cashflows on A/C of Exchange Fluctuation	**2193,48,35**	**(230,30,80)**

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	31.3.2008 को समाप्त वर्ष Year ended 31.3.2008
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य		
E. CASH AND CASH EQUIVALENTS - OPENING		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित है) Cash in hand (including FC notes & gold)	3791,06,09	3147,25,02
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	71026,19,45	41918,85,11
बैंकों में जमाराशियाँ तथा मांग पर एवं अल्प सूचना पर प्रतिदेय राशियाँ Balances with Banks & MACSN	14211,16,16	27410,76,24
योग TOTAL	**89028,41,70**	**72476,86,37**
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य		
F. CASH AND CASH EQUIVALENTS - CLOSING		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित है) Cash in hand (including FC notes & gold)	5462,49,27	3791,06,09
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	68698,57,39	71026,19,45
बैंकों में जमाराशियाँ तथा मांग पर एवं अल्प सूचना पर प्रतिदेय राशियाँ Balances with Banks & MACSN	51100,62,90	14211,16,16
योग TOTAL	**125261,69,56**	**89028,41,70**

समेकित वित्तीय विवरणों पर लेखा-परीक्षक की रिपोर्ट

भारतीय स्टेट बैंक के निदेशक बोर्ड को

1. हमने भारतीय स्टेट बैंक (इस बैंक), इसकी अनुषंगियों, सहयोगियों और संयुक्त उद्यमों (इस समूह) की 31 मार्च 2009 की स्थिति के अनुसार समेकित तुलन-पत्र और उसी तारीख को समाप्त समेकित लाभ एवं हानि खाता तथा समेकित नकदी प्रवाह विवरण का परीक्षण किया है इनमें :

   i. हमारे सहित 14 संयुक्त लेखा-परीक्षकों द्वारा लेखा-परीक्षित बैंक के खाते,

   ii. हमारे द्वारा लेखा परीक्षित 1 (एक) अनुषंगी के लेखापरीक्षित खाते,

   iii. अन्य लेखा-परीक्षकों द्वारा लेखा परीक्षित 25 (पच्चीस) अनुषंगियों, 27 (सत्ताईस) सहयोगियों और 1 (एक) संयुक्त उद्यम के लेखापरीक्षित खाते,

   iv. 01 अप्रैल 2008 से 13 अगस्त 2008 तक (बैंक में इस अनुषंगी के विलय होने की तिथि) तक की अवधि के लिए अन्य लेखा-परीक्षक द्वारा लेखा-परीक्षित 1 (एक) अनुषंगी के खाते,

   v. 2 (दो) अनुषंगियों, 1 (एक) सहयोगी और 1 (एक) संयुक्त उद्यम के अलेखापरीक्षित खाते।

   ये समेकित वित्तीय विवरण बैंक प्रबंधन की जिम्मेदारी हैं और ये अलग अलग वित्तीय विवरणों और समूह की भिन्न इकाइयों से संबंधित अन्य वित्तीय जानकारी के आधार पर तैयार किए गए हैं। हमारी जिम्मेदारी, अपने लेखा-परीक्षा कार्य के आधार पर इन वित्तीय विवरणों पर अपना अभिमत प्रस्तुत करना है।

2. हमने अपना लेखा-परीक्षा-कार्य भारत में सामान्यतया स्वीकृत लेखा-परीक्षा मानकों के आधार पर किया है। इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखा-परीक्षा की योजना इस प्रकार बनाएं और उसे इस प्रकार निष्पादित करें, जिससे हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरण हर तरह से निर्धारित रिपोर्टिंग ढाँचे के अनुसार तैयार किए गए हैं, इसमें विषय - वस्तु संबंधी कोई गलत विवरण नहीं दिए

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS STATE BANK OF INDIA

1. We have examined the attached Consolidated Balance Sheet of State Bank of India (the Bank), its subsidiaries, associates and joint ventures (the Group) as at 31st March 2009, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended in which are incorporated the:

   i. Audited accounts of the Bank audited by 14 Joint Auditors including us,

   ii. Audited accounts of 1 (one) subsidiary audited by us,

   iii. Audited accounts of 25 (twenty five) subsidiaries, 27 (twenty seven) Associates and 1 (one) joint venture audited by other auditors,

   iv. Accounts of 1 (one) subsidiary for the period 01st April 2008 to 13th August 2008 (the date of merger of this subsidiary with the Bank) audited by another auditor,

   v. Unaudited accounts of 2 (two) subsidiaries, 1 (one) associate and 1 (one) Joint venture.

   These Consolidated financial statements are the responsibility of the Bank's management and have been prepared by the management on the basis of separate financial statements and other financial information of the different entities in the Group. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material aspects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on

गए हैं। लेखा-परीक्षा में राशि के समर्थन और वित्तीय विवरणों में प्रकटीकरण संबंधी साक्ष्यों की नमूना-परीक्षण आधार पर जाँच सम्मिलित है। लेखा-परीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता हैं। हमें विश्वास है कि हमारा लेखा-परीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता हैं।

3. हमने 13 अन्य संयुक्त लेखा परीक्षकों के साथ बैंक के वित्तीय विवरणों की लेखा-परीक्षा की है, जिसके वित्तीय विवरणों में 31 मार्च 2009 को रु. 9,64,432 करोड़ की कुल आस्तियाँ और रु. 76,479 करोड़ की कुल आय और इसी तारीख को समाप्त वर्ष के लिए रु. 32,925 करोड़ की राशि के निवल नकदी प्रवाह दिखाए गए हैं।

4. हमने एक ऐसी अनुषंगी के वित्तीय विवरणों की लेखा परीक्षा भी की है जिसके वित्तीय विवरणों में 31 मार्च 2009 की स्थिति के अनुसार रु. 730 करोड़ की कुल आस्तियां, रु. 57 करोड़ की कुल आय और इसी तारीख को समाप्त वर्ष के लिए रु. 34 करोड़ की राशि के निवल नकदी प्रवाह को दिखाया गया है।

5. हमने इनकी अनुषंगियों, सहयोगियों और संयुक्त उद्यमों के वित्तीय विवरणों की लेखा परीक्षा नहीं की, जिनमें 31 मार्च 2009 को रु. 3,36,451 करोड़ की कुल आस्तियाँ और रु. 36,395 करोड़ की कुल आय और उसी तारीख को समाप्त वर्ष के लिए रु. 2,311 करोड़ के निवल नकदी प्रवाह दिखाए गए हैं। इन वित्तीय विवरणों की लेखा-परीक्षा अन्य लेखा-परीक्षकों द्वारा की गई है, जिनकी रिपोर्ट हमें प्रस्तुत की गई हैं और जहां तक अन्य इकाइयों के संबंध में शामिल राशियों का सवाल है, उनके बारे में हमारा अभिमत पूर्ण रूप से अन्य लेखा-परीक्षकों द्वारा प्रस्तुत रिपोर्ट पर आधारित है।

6. हमने 2 (दो) अनुषंगियों, 1 (एक) सहयोगी और 1 (एक) संयुक्त उद्यम के अलेखापरीक्षित वित्तीय विवरणों, जिनमें 31 मार्च 2009 को रु. 3,213 करोड़ की कुल आस्तियाँ, रु. 162 करोड़ की कुल आय और उसी तारीख को समाप्त वर्ष के रु. 373 करोड़ के निवल नकदी प्रवाह प्रदर्शित किए गए हैं, को भी अपनी लेखा परीक्षा में शामिल किया है।

7. हम रिपोर्ट करते हैं कि समेकित वित्तीय विवरणों को, बैंक प्रबंधन द्वारा भारतीय सनदी लेखाकार संस्थान द्वारा निर्धारित लेखा मानक-21-समेकित वित्तीय विवरण, लेखा मानक-23

a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We have jointly audited the financial statements of the Bank along with 13 other joint auditors, whose financial statements reflect total assets of Rs. 9,64,432 crores as at 31st March 2009, and total revenue of Rs. 76,479 crores and net cash flows amounting to Rs. 32,925 crores for the year then ended.

4. We have also audited the financial statements of one of the subsidiary whose financial statements reflect total assets of Rs. 730 crores as at 31st March 2009, total revenue of Rs. 57 crores and net cash flows amounting to Rs. 34 crores for the year then ended.

5. We did not audit the financial statements of its Subsidiaries, Associates and Joint Ventures whose financial statements reflect total assets of Rs. 3,36,451 crores as at 31st March 2009, and total revenue of Rs. 36,395 crores and net cash flows amounting to Rs. 2,311 crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

6. We have also relied on the un-audited financial statements of 2 (two) subsidiaries, 1 (one) associate and 1 (one) joint venture, whose financial statements reflect total assets of Rs. 3,213 crores as at 31st March 2009, total revenue of Rs. 162 crores and net cash flows amounting to Rs. 373 crores for the year then ended.

7. We report that the consolidated financial statements have been prepared by the Bank's management in accordance with the requirement of Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23-Accounting for investment in Associates in Consolidated Financial Statements

समेकित वित्तीय विवरण में, सहयोगियों में निवेश का लेखा और लेखा मानक-27-संयुक्त उद्यमों में हित की वित्तीय रिपोर्ट के अनुसार, भारतीय रिज़र्व बैंक की अपेक्षाओं के अनुसार तैयार किया गया है।

8. अपनी लेखा परीक्षा और भिन्न-भिन्न वित्तीय विवरणों पर अन्य लेखा परीक्षकों की रिपोर्ट अलेखा परीक्षित वित्तीय विवरणों और उसके घटकों की अन्य वित्तीय जानकारी पर विचार करने पर तथा हमें प्रदान की गई सूचना एवं स्पष्टीकरणों के आधार पर हमारा विचार है कि संलग्न समेकित वित्तीय विवरण - भारत में सामान्यतया स्वीकृत लेखा-परीक्षा सिद्धांतों के अनुरूप सही एवं निर्दोष चित्र प्रस्तुत करता है:

   क. 31 मार्च 2009 को समाप्त वर्ष के लिए समूह की स्थिति के संबंध में समेकित तुलन पत्र;

   ख. इसी समय समाप्त वर्ष के लिए समूह के समेकित लाभ और हानि खाते में समेकित लाभ के संबंध में;

   ग. इसी समय समाप्त वर्ष के लिए समेकित नकदी प्रवाह विवरण में समूह के नकदी प्रवाह।

and Accounting Standard 27-Financial Reporting of Interest in Joint Ventures prescribed by the Institute of Chartered Accountants of India and the requirements of Reserve Bank of India.

8. Based on our audit and consideration of report of other auditors on separate financial statements and on consideration of the unaudited financial statements and on the other financial information of the components, and to the best of our information and explanations given to us we are of the opinion that the attached Consolidated Financial Statements, give a true and fair view in conformity with the accounting principles generally accepted in India:

   a. in the case of the Consolidated Balance Sheet on the state of affairs of the Group as at 31st March 2009;

   b. in the case of the Consolidated Profit and Loss account of the consolidated profit of the Group for the year ended on that date; and

   c. in the case of the Consolidated Cash Flow Statement of the Cash Flows of the Group for the year ended on that date.

कृते आर. जी. एन. प्राइस एण्ड कंपनी
सनदी लेखाकर

पी. एम. वीरमणि
(भागीदार)
सदस्यता सं. : 023933

स्थान : कोलकाता
दिनांक : 9 मई 2009

For R. G. N. Price & Co.
Chartered Accountants

P. M. Veeramani
(Partner)
Membership No. : 023933

Place : Kolkata
Dated : 9th May 2009

स्टेट बैंक समूह
State Bank Group

नई पूँजी पर्याप्तता संरचना
(बेसल - II)
New Capital Adequacy Framework
(Basel - II)

स्तंभ - III (बाजार अनुशासन) प्रकटीकरण
Pillar - III (Market Discipline) Disclosures

स्तंभ III के अंतर्गत
नई पूँजी पर्याप्तता संरचना संबंधी प्रकटीकरण
तालिका डीएफ-1
कार्यान्वयन क्षेत्र

गुणात्मक प्रकटीकरण :

(क) समूह के शीर्ष बैंक का नाम जिस पर यह संरचना लागू होती है: **भारतीय स्टेट बैंक**

(ख) लेखाकरण एवं विनियामक अपेक्षाओं के लिए समेकन के आधार में विभिन्नताओं का सारांश और समूह के अंतर्गत सम्मिलित संस्थाओं का संक्षिप्त विवरण

समूह के समेकित वित्तीय विवरण भारत में सामान्यतया मान्य लेखाकरण सिद्धांतों जिसमें सांविधिक प्रावधान, विनियामक/भारतीय रिज़र्व बैंक दिशानिर्देश, लेखामानक/आइसीएआइ द्वारा जारी मार्गदर्शक टिप्पणियाँ शामिल हैं, के अनुरूप हैं। स्टेट बैंक समूह में निम्नलिखित अनुषंगियाँ/संयुक्त उद्यम एवं सहयोगी हैं।

(i) **पूर्णतः समेकित :** निम्नलिखित अनुषंगियों एवं संयुक्त उद्यमों (जो अनुषंगियाँ भी हैं) को लेखामानक एएस 21 के अनुसार अक्षरश: समेकित किया गया है।

क्रमांक	नाम	गतिविधि	धारिता
	देशीय		
1	स्टेट बैंक ऑफ बीकानेर एंड जयपुर	बैंकिंग	75.07%
2	स्टेट बैंक ऑफ हैदराबाद	बैंकिंग	100.00%
3	स्टेट बैंक ऑफ मैसूर	बैंकिंग	92.33%
4	स्टेट बैंक ऑफ इंदौर	बैंकिंग	98.05%
5	स्टेट बैंक ऑफ पटियाला	बैंकिंग	100.00%
6	स्टेट बैंक ऑफ ट्रावणकोर	बैंकिंग	75.01%
7	स्टेट बैंक ऑफ सौराष्ट्र (13.08.08 तक)	बैंकिंग	100.00%
8	एस बी आइ सी आइ बैंक लिमिटेड	बैंकिंग	100.00%
9	एस बी आइ कैपिटल मार्केटस लिमिटेड	गैर-बैंकिंग वित्तीय कं.	86.16%
10	एस बी आइ कैप सिक्युरिटीज लिमिटेड	गैर-बैंकिंग वित्तीय कं.	86.16%
11	एस बी आइ कैप ट्रस्टी कंपनी लिमिटेड	गैर-बैंकिंग वित्तीय कं.	86.16%
12	एस बी आइ कैप्स वेंचर्स लिमिटेड	गैर-बैंकिंग वित्तीय कं.	86.16%
13	एस बी आइ कार्ड्स एंड पेमेंट सर्विसेज लिमिटेड	गैर-बैंकिंग वित्तीय कं.	60.00%
14	एस बी आइ डी एफ एच आइ लिमिटेड	प्राथमिक डीलर	65.95%
15	एस बी आइ फैक्टर्स एंड कमर्शियल सर्विसेस लिमिटेड	फैक्टरिंग	69.88%
16	एस बी आइ फंड्स मैनेजमेंट लिमिटेड	म्यूचुअल फंड	63.00%
17	एस बी आइ एम एफ ट्रस्टी कं. प्रा. लिमिटेड	म्यूचुअल फंड न्यासी	100.00%
18	एस बी आइ लाइफ इंश्योरेंस कं.लिमिटेड	बीमा	74.00%
19	ग्लोबल ट्रेड फाइनेंस लिमिटेड	फैक्टरिंग	92.85%
20	एस बी आइ पेंशन फण्डस् प्रा. लि.	म्यूचुअल फण्डस्	96.85%
21	एस बी आइ कस्टोडियल सर्विसेस प्रा. लि.	—	100.00%
22	एस बी आइ साधारण बीमा कंपनी लि.	बीमा	100.00%
	विदेशी		
23	एस बी आइ, कनाडा	बैंकिंग	100.00%
24	एस बी आइ, कैलिफोर्निया	बैंकिंग	100.00%
25	एस बी आइ इंटरनेशनल (मारीशस) लिमिटेड	बैंकिंग	93.40%
26	कमर्शियल बैंक ऑफ इंडिया एलएलसी मॉस्को	बैंकिंग	60.00%
27	पी टी बैंक इंडो मॉनेक्स लिमिटेड इंडोनेशिया	बैंकिंग	76.00%
28	एस बी आइ फंड्स मैनेजमेंट (इंटरनेशनल) लिमिटेड	म्यूचुअल फंड	63.00%
29	एस बी आइ कैप (यू के) लिमिटेड	गैर-बैंकिंग वि.कं.	86.16%

(ii) **आनुपातिक आधार पर समेकित :**
जो संस्थाएँ संयुक्त उद्यम हैं, उनका समेकन लेखा मानक-एएस 27 के अनुसार आनुपातिक आधार पर किया गया है।

क्रमांक	नाम	गतिविधि	धारिता
	देशीय		
1	जी ई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड	बीपीओ	40.00%
2	सी-एज टेक्नोलॉजीस लिमिटेड	सॉफ्टवेयर सेवाएँ	49.00%

(iii) स्टेट बैंक की सभी अनुषंगियों, संयुक्त उद्यमों एवं सहयोगी बैंकों का समेकन किया गया है। इसलिए ऐसी कोई भी संस्था नहीं है जिसे समेकन में शामिल न किया गया हो। उपर्युक्त अनुषंगियों एवं संयुक्त उद्यमों के अलावा, निम्नलिखित सहयोगियों का समेकन लेखा मानक 23 के अनुसार ईक्विटी लेखाकरण आधार पर किया गया है।

NEW CAPITAL ADEQUACY FRAMEWORK
DISCLOSURES UNDER PILLAR III AS ON 31.03.2009
TABLE DF-1
SCOPE OF APPLICATION

Qualitative Disclosures: As on 31.03.2009

(a) The name of the Top Bank in the Group to which the Framework applies: **State Bank of India**

(b) An outline of differences in the basis of consolidation for accounting and regulatory purposes, with a brief description of the entities within the Group

The consolidated Financial Statements of the Group conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, Regulatory/Reserve Bank of India (RBI) Guidelines, Accounting Standards/Guidance Notes issued by the Institute of Chartered Accountants of India (ICAI). The following Subsidiaries/Joint Ventures and Associates constitute the State Bank Group.

(i) That are fully consolidated: The following Subsidiaries and Joint Ventures (which are also Subsidiaries) are fully consolidated on a line by line basis as per Accounting Standard AS 21.

Sr. No	Name	Activity	Holding
	DOMESTIC		
1	State Bank of Bikaner and Jaipur	Banking	75.07%
2	State Bank of Hyderabad	Banking	100.00%
3	State Bank of Mysore	Banking	92.33%
4	State Bank of Indore	Banking	98.05%
5	State Bank of Patiala	Banking	100.00%
6	State Bank of Travancore	Banking	75.01%
7	State Bank of Saurashtra (upto 13.08.08)	Banking	100.00%
8	SBICI Bank Ltd.	Banking	100.00%
9	SBI Capital Markets Ltd.	NBFC	86.16%
10	SBI CAP Securities Ltd.	NBFC	86.16%
11	SBI CAP Trustee Company Ltd.	NBFC	86.16%
12	SBI CAPS Ventures Ltd.	NBFC	86.16%
13	SBI Cards & Payment Services Ltd.	NBFC	60.00%
14	SBIDFHI Ltd.	Primary Dealers	65.95%
15	SBI Factors & Commercial Services Ltd.	Factoring	69.88%
16	SBI Funds Management Ltd.	Mutual Funds	63.00%
17	SBI MF Trustee Co. Pvt. Ltd.	MF Trustees	100.00%
18	SBI Life Insurance Co. Ltd.	Insurance	74.00%
19	Global Trade Finance Ltd	Factoring	92.85%
20	SBI Pension Funds Pvt Ltd.	Mutual Funds	96.85%
21	SBI Custodial Services Pvt Ltd.	Custodial Service	100.00%
22	SBI General Insurance Company Ltd	Insurance	100.00%
	OVERSEAS		
23	SBI, Canada	Banking	100.00%
24	SBI, California	Banking	100.00%
25	SBI International (Mauritius) Ltd.	Banking	93.40%
26	Commercial Bank of India LLC Moscow	Banking	60.00%
27	PT Bank Indo Monex Ltd., Indonesia	Banking	76.00%
28	SBI Funds Management (Intl.) Ltd.	Mutual Funds	63.00%
29	SBI CAP (UK) Ltd.	NBFC	86.16%

(ii) That are pro-rata consolidated:

The entities that are joint Ventures are consolidated pro rata as per Accounting Standard – AS 27.

Sr. No	Name	Activity	Holding
	DOMESTIC		
1	GE Capital Business Process Management Services Pvt. Ltd.	BPO	40.00%
2	C-Edge Technologies Ltd.	Software Services	49.00%

(iii) All the Subsidiaries, Joint Ventures and Associates of State Bank are consolidated. Hence there is no entity, which is excluded from consolidation. In addition to the above-mentioned Subsidiaries and Joint Ventures, the following Associates are consolidated as per Equity Accounting in terms of AS 23.

क्रमांक	नाम	गतिविधि	धारिता
1	क्लियरिंग कार्पोरेशन ऑफ इंडिया लि.	समाशोधन	28.97%
2	यू टी आइ एसेट मैनेजमेंट कंपनी प्रा.लि.	आस्ति प्रबंधन	25.00%
3	एसबीआइ होम फाइनैंस लिमिटेड	आवास वित्त	25.05%
4	एस एस वेंचर्स लिमिटेड	वेंचर पूँजी वित्तीयन	43.08%
5	नेपाल एसबीआइ बैंक लिमिटेड	बैंकिंग	50.00%
6	बैंक ऑफ भूटान	बैंकिंग	20.00%
7	आंध्र प्रदेश ग्रामीण विकास बैंक	बैंकिंग	35.00%
8	अरुणाचल प्रदेश ग्रामीण बैंक	बैंकिंग	35.00%
9	छत्तीसगढ़ ग्रामीण बैंक	बैंकिंग	35.00%
10	इलाकाई देहाती बैंक	बैंकिंग	35.00%
11	का बैंक नांगकिंडॉंग री खसी जैनटिया	बैंकिंग	35.00%
12	कृष्णा रूरल बैंक	बैंकिंग	35.00%
13	लंग्पी देहांगी रूरल बैंक	बैंकिंग	35.00%
14	मध्य भारत ग्रामीण बैंक	बैंकिंग	35.00%
15	मिजोरम रूरल बैंक	बैंकिंग	35.00%
16	नागालैंड रूरल बैंक	बैंकिंग	35.00%
17	पर्वतीय ग्रामीण बैंक	बैंकिंग	35.00%
18	पूर्वांचल क्षेत्रीय ग्रामीण बैंक	बैंकिंग	35.00%
19	समस्तीपुर क्षेत्रीय ग्रामीण बैंक	बैंकिंग	35.00%
20	उत्कल ग्राम्य बैंक	बैंकिंग	35.00%
21	उत्तरांचल ग्रामीण बैंक	बैंकिंग	35.00%
22	वनांचल ग्रामीण बैंक	बैंकिंग	35.00%
23	विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक	बैंकिंग	34.32%
24	मारवाड़ गंगानगर बीकानेर ग्रामीण बैंक	बैंकिंग	26.27%
25	डेक्कन ग्रामीण बैंक	बैंकिंग	35.00%
26	कावेरी कल्पतरू ग्रामीण बैंक	बैंकिंग	32.32%
27	मालवा ग्रामीण बैंक	बैंकिंग	35.00%
28	सौराष्ट्र ग्रामीण बैंक	बैंकिंग	35.00%

लेखाकरण एवं विनियामक प्रयोजनों के लिए समेकन के आधार में अंतर

विनियामक दिशानिर्देशों के अनुसार समेकित बैंक, समूह की उन कंपनियों को समेकन से बाहर रख सकता है जो बीमा व्यवसाय एवं ऐसे व्यवसाय से जुड़ी हैं जो वित्तीय सेवाओं से संबंधित नहीं है। इसलिए समेकित विवेकपूर्ण रिपोर्टिंग प्रयोजनों से निम्नलिखित संस्थाओं में समूह के निवेशों को लागत आधार पर लिया गया है और उसमें से क्षरण को घटाया गया है।

क्रमांक	संयुक्त उद्यम का नाम	समूह का हिस्सा (%)
1	सी एज टेक्नोलॉजीस प्राइवेट लिमिटेड	49.00
2	जी ई कैपिटल बिजिनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.	40.00
3	एस बी आइ लाइफ इंशोरेंस कंपनी लिमिटेड	74.00

मात्रात्मक प्रकटीकरण :

(ग) सभी अनुषंगियों की पूँजी अभाव की कुल राशि को समेकन में शामिल नहीं किया गया है अर्थात् इन्हें हटा दिया गया है एवं ऐसी अनुषंगियों का नाम(के नाम) : कोई नहीं

(घ) बीमा संस्थाओं में बैंक के कुल हिस्से की कुल राशियाँ (अर्थात् वर्तमान बही-मूल्य) जो जोखिम भारित हैं, उनके नाम, उनके निगमन या निवास का देश, स्वामित्व हिस्से का अनुपात, और यदि भिन्न हो तो इन संस्थाओं में मताधिकार का अनुपात और इसके अतिरिक्त इस पद्धति की तुलना में कटौती पद्धति का उपयोग करने पर विनियामक पूँजी पर परिमाणात्मक प्रभाव को सूचित करता है:

नाम : एस बी आइ लाइफ इंश्योरेंस कंपनी लिमिटेड, मुंबई

निगमन देश : भारत

स्वामित्व हिस्सा : रु. 740.00 करोड़ (74%)

विनियामक पूँजी पर परिमाणात्मक प्रभाव :

समेकन पद्धति के अधीन : लागू नहीं

कटौती पद्धति के अधीन : पूँजी पर्याप्तता की गणना के प्रयोजन से बीमा अनुषंगी में किए गए कुल निवेश को बैंक की श्रेणी I और श्रेणी II की पूँजी से घटाया गया है।

Sr. No	Name	Activity	Holding
1	Clearing Corporation of India Ltd	Clearing	28.97%
2	UTI Asset Management Co. Pvt. Ltd.	Asset Management	25.00%
3	SBI Home Finance Ltd.	Home Finance	25.05%
4	S.S. Ventures Ltd	Venture Capital Financing	43.08%
5	Nepal SBI Bank Ltd	Banking	50.00%
6	Bank of Bhutan	Banking	20.00%
7	Andhra Pradesh Grameena Vikas Bank	Banking	35.00%
8	Arunachal Pradesh Rural Bank	Banking	35.00%
9	Chhatisgarh Gramin Bank	Banking	35.00%
10	Ellaquai Dehati Bank	Banking	35.00%
11	Ka Bank Nongkyndong Ri Khasi Jaintia	Banking	35.00%
12	Krishna Grameena Bank	Banking	35.00%
13	Langpi Dehangi Rural Bank	Banking	35.00%
14	Madhya Bharat Gramin Bank	Banking	35.00%
15	Mizoram Rural Bank	Banking	35.00%
16	Nagaland Rural Bank	Banking	35.00%
17	Parvatiya Gramin Bank	Banking	35.00%
18	Purvanchal Kshetriya Gramin Bank	Banking	35.00%
19	Samastipur Kshetriya Gramin Bank	Banking	35.00%
20	Utkal Gramya Bank	Banking	35.00%
21	Uttaranchal Gramin Bank	Banking	35.00%
22	Vananchal Gramin Bank	Banking	35.00%
23	Vidisha Bhopal Kshetriya Gramin Bank	Banking	34.32%
24	Marwar Ganganagar Bikaner Gramin Bank	Banking	26.27%
25	Deccan Grameena Bank	Banking	35.00%
26	Cauvery Kalpatharu Grameena Bank	Banking	32.32%
27	Malwa Gramin Bank	Banking	35.00%
28	Saurashtra Grameena Bank	Banking	35.00%

Differences in basis of consolidation for accounting and regulatory purposes

In terms of Regulatory Guidelines, the consolidated Bank may exclude from consolidation, Group companies which are engaged in Insurance business and business not pertaining to Financial Services. Hence, the Group's investments in the under mentioned entities are taken at cost less impairment, if any, for Consolidated Prudential Reporting purposes.

Sr. No.	Name of the Joint Venture	Group's Stake (%)
1	C Edge Technologies Pvt Ltd	49.00
2	GE Capital Business Process Management Services Pvt Ltd	40.00
3	SBI Life Insurance Company Ltd	74.00

Quantitative Disclosures:

(c) The aggregate amount of Capital deficiencies in all Subsidiaries not included in the consolidation i.e. that are deducted and the name(s) of such subsidiaries: **Nil**

(d) The aggregate amounts (e.g. current book value) of the Bank's total interests in Insurance entities, which are risk-weighted as well as their name, their country of incorporation or residence, the proportion of ownership interest and, if different, the proportion of voting power in these entities in addition, indicate the quantitative impact on Regulatory Capital of using this method versus using the deduction:

Name: SBI Life Insurance Co. Ltd. Mumbai

Country of Incorporation: *India*

Ownership interest: Rs.740.00 crores (74%)

Quantitative Impact on the regulatory capital:

Under consolidation method: NA

Under deduction method: Entire investment made in the Insurance Subsidiary is reduced from Tier I & Tier II capital of the Bank, for the purpose of Capital Adequacy calculation.

तालिका डीएफ - 2 :
पूँजी संरचना :

गुणात्मक प्रकटीकण

(क) सारांश

पूँजी का प्रकार	विशेषताएँ
ईक्विटी (श्रेणी-I)	भारतीय स्टेट बैंक ने मार्च 2008 के दौरान राइट इश्यू के जरिये कुल रु. 16,722 करोड़ की राशि (प्रीमियम सहित) जुटाई है। इसके अतिरिक्त बैंक ने कर्मचारी शेयर क्रय योजना के रूप में रु. 542 करोड़ की पूंजी भी जुटाई है। देशी बैंकिंग अनुषंगियों ने ईक्विटी लिखतों के जरिये ईक्विटी जुटाई है। प्रमुख शेयरधारक भारतीय स्टेट बैंक है, जबकि उनमें से कुछ जैसे स्टेट बैंक ऑफ बीकानेर एंड जयपुर, स्टेट बैंक ऑफ इंदौर, स्टेट बैंक ऑफ मैसूर एवं स्टेट बैंक ऑफ ट्रावणकोर के पास पब्लिक शेयरधारिता भी है। देशीय गैर-बैंकिंग अनुषंगियों ने ईक्विटी लिखतों के माध्यम से ईक्विटी जुटाई है। प्रमुख शेयरधारक भारतीय स्टेट बैंक है तथा अन्य शेयरधारक इस प्रकार हैं-एडीबी (एसबीआइ कैप - 13.84%), एसजीएएम (एसबीआइ फंड्स - 37%), जीई कैपिटल (एसबीआइ कार्डस-40%), सिडबी (एसबीआइ फैक्टर्स - 20%) आदि।
नवोन्मेषी लिखत (श्रेणी-I)	भारतीय स्टेट बैंक ने वर्ष 2006-07 तथा 2007-08 के दौरान अंतर्राष्ट्रीय बाजार में नवोन्मेषी परपेचुअल ऋण लिखतों (आइपीडीआइ) के जरिये पूंजी जुटाई । कुछ बैंकिंग अनुषंगियों ने परपेचुअल ऋण लिखतों के जरिये भी पूँजी जुटाई। विदेशी अनुषंगी बैंकों ने आज की तारीख में नवोन्मेषी परपेचुअल ऋण लिखतों के जरिये श्रेणी-I की पूँजी नहीं जुटाई।
श्रेणी-II	भारतीय स्टेट बैंक तथा उसकी अनुषंगियों ने उच्चतर तथा न्यूनतर श्रेणी-II की पूँजी जुटाई। बाण्डों के निजी स्थानापन्न (प्राइवेट प्लेसमेंट) के माध्यम से जुटाए गए गौण ऋण दीर्घाविधि, अपरिवर्तनीय और सममूल्य पर मोचन योग्य हैं। इस ऋण को बैंक की वर्तमान एवं भावी वरिष्ठ ऋणग्रस्तता समझा गया है और यह श्रेणी-II पूंजी के लिए पात्र है। देशीय अनुषंगियों के मामले में उच्चतर श्रेणी-2 एवं श्रेणी-2 बांड (एसबीआइसीआइ बैंक लिमिटेड को छोड़कर) के जरिये श्रेणी-II की पूँजी जुटाई गई। ये बिल्कुल सादे बांड हैं, कोई पुट ऑप्शन अथवा कॉल ऑप्शन नहीं है। भारतीय रिजर्व बैंक की पूर्व अनुमोदन के बिना बांड का मोचन नहीं किया जा सकता । दिनांक 13 अगस्त 2008 को स्टेट बैंक ऑफ सौराष्ट्र का भारतीय स्टेट बैंक में विलय होने के बाद, स्टेट बैंक ऑफ सौराष्ट्र द्वारा रु. 200 करोड़ और रु. 225 करोड़ की दो शृंखलाओं में जुटाए गए रु. 425 करोड़ के गौण ऋण हमारी सूची में शामिल किए गए हैं और नीचे इस तालिका में मात्रात्मक प्रकटीकरण के अंतर्गत दर्शाए गए हैं। एस बी आइ फैक्टर्स (रु. 40.00 करोड़) एस बी आइ कार्ड्स (रु. 124.80 करोड़) और जीटीएफएल (रु. 100.20 करोड़) जैसी कुछ गैर-बैंकिंग अनुषंगियों ने भी श्रेणी-II की पूंजी के रूप में परिकलित गौण सावधि ऋण जुटाए हैं। विदेशी अनुषंगियों की श्रेणी-II की पूंजी में गौण सावधि विदेशी अनुषंगियों की श्रेणी-II की पूंजी में गौण सावधि ऋण और सामान्य प्रावधान शामिल हैं।

गुणात्मक प्रकटीकरण :

भारतीय स्टेट बैंक ने देशी एवं अंतर्राष्ट्रीय बाजार से संमिश्र श्रेणी-I पूँजी तथा उच्चतर एवं निम्नतर श्रेणी-II गौण ऋण लिया है। नवोन्मेषी अथवा संमिश्र पूँजी लिखतों के मामले में सभी पूँजीगत लिखतों की प्रमुख विशेषताओं की शर्तों का सार निम्नानुसार है :

पूँजी का प्रकार	प्रमुख विशेषताएँ				
ईक्विटी	रु. 634.88 करोड़				
इनोवेटिव परपेचुअल डैट इंस्ट्रूमेंट्स	**जारी करने की तारीख**	**राशि (करोड़ रुपए में)**	**अवधि (महीने)**	**कूपन (%वार्षिक वार्षिक आधार पर देय)**	**रेटिंग**
	15.02.07	रु. 2028.80 करोड़ (400 मिलियन अमरीकी डॉलर)	परपेचुअल विद ए कॉल 10 वर्ष 3 महीने के बाद अर्थात् दिनांक 15.05.17 को कॉल ऑप्शन के साथ परपेचुअल तथा 100 आधार अंकों की स्टेप अप के साथ अर्थात् कॉल ऑप्शन का प्रयोग न किए जाने पर 6 माह अमरीकी डॉलर लंदन अंतर-बैंक प्रस्तावित दर+220 आधार अंक	6.439% मिड स्वैप + 120 आधार अंकों के बराबर	बीएए 2 मूडी की बी बी - एस एंड पी
	26.06.07	रु. 1141.20 करोड़ (225 मिलियन अमरीकी डॉलर)	परपेचुअल विद ए कॉल 10 वर्ष के बाद अर्थात्/ दिनांक 26.06.17 को कॉल ऑप्शन के साथ परपेचुअल तथा 100 आधार अंकों की स्टेप अप अर्थात कॉल ऑप्शन का प्रयोग न किए जाने पर 6 माह अमरीकी डॉलर लंदन अंतर-बैंक प्रस्तावित दर + 237 आधार अंक	7.140% मिड स्वैप + 137 आधार अंकों के बराबर।	बी ए ए 2 - मूडी की बी बी - एस एंड पी
	भारतीय स्टेट बैंक के अलावा, इसके निम्नलिखित सहयोगी बैंकों ने नवीन बेमीयादी ऋण लिखत के रूप में पूंजी जुटाई है, एस बी बी जे रु. 200.00 करोड़, एस बी एच रु. 350 करोड़; एस बी इंदौर रु. 165 करोड़; एस बी एम रु. 160 करोड़ और एस बी टी रु. 279 करोड़।				
उच्च श्रेणी II गौण ऋण	**लिखत का प्रकार :** अप्रतिभूत, प्रतिदेय अपरिवर्तनीय, वचन-पत्र के रूप में उच्च श्रेणी II गौण बांड। **विशेषताएँ :** i) निवेशकों द्वारा कोई विक्रय विकल्प नहीं। ii) 10 वर्ष पश्चात बैंक द्वारा क्रय विकल्प। iii) यदि बैंक द्वारा क्रय विकल्प का प्रयोग नहीं किया जाता तो 10 वर्ष पश्चात स्टेप-अप ऑप्शन. iv) यदि पूंजी पर्याप्तता अनुपात (सीएआर) भारतीय रिज़र्व बैंक द्वारा निर्धारित न्यूनतम विनियामक सीएआर के नीचे है तो आवधिक ब्याज एवं परिपक्वता पर मूलराशि के भी भुगतान पर लॉक इन क्लाज। v) भारतीय रिज़र्व बैंक की सहमति के बिना कोई प्रतिदान नहीं। **स्टेप-अप ऑप्शन :** यदि बैंक 10 वर्ष पश्चात क्रय विकल्प का प्रयोग नहीं करता तो बांड 5 वर्ष की शेष अवधि के दौरान 50 आधार अंक का स्टेप-अप ऑप्शन उपलब्ध होगा। **लॉक-इन-क्लॉज:** यदि सीएआर भारतीय रिज़र्व बैंक द्वारा निर्धारित न्यूनतम विनियामक सीएआर के नीचे है तो बैंक का अवधि ब्याज एवं परिपक्वता पर मूलराशि के भुगतान का दायित्व नहीं होगा। तथापि, जहां तक बैंक न्यूनतम विनियामक सीएआर बनाए रखता है, निश्चित समय पर बैंक आवधिक ब्याज नहीं लगाएगा।				

TABLE DF-2:
CAPITAL STRUCTURE:

Qualitative Disclosures

(a) Summary

Type of Capital	Features
Equity (Tier –I)	State Bank of India has raised Equity by way of Rights Issue during March 2008 aggregating Rs.16,722 crores (including Premium). Further the Bank has also raised Capital by way of Employees Stock Purchase Scheme aggregating Rs 542 crores. Domestic Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI while some of them like SBBJ, SB Indore, SBM and SBT have public shareholding as well. Domestic Non-Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI and the others are ADB (SBICAP-13.84%), SGAM (SBI FUNDS-37%), GE Capital (SBI CARDS-40%), SIDBI (SBI FACTORS-20%) etc.
Innovative Instruments (Tier-I)	SBI has raised Innovative Perpetual Debt Instruments (IPDIs) in the International Market during FY: 06-07 and 07-08. Some of the Banking Subsidiaries have also raised Capital through Perpetual Debt Instruments. Foreign Subsidiary Banks have not raised Tier I Capital by way of IPDIs as of date.
Tier-II	SBI and its Subsidiaries have raised Upper as well as Lower Tier II Capital. The subordinated debts raised through private placement of Bonds are unsecured, long term, non-convertible and are redeemable at par. The debt is subordinated to present and future senior indebtedness of the Bank and qualifies for Tier II capital. In case of Domestic Subsidiaries, Tier-II capital has been raised by way of Upper Tier-2 as well as Tier-2 bonds (except SBICI Bank Ltd). They are plain vanilla bonds with no embedded put option or call option. Not redeemable without RBI's prior approval. Consequent to Merger of State Bank of Saurashtra with SBI on 13th August 2008, Subordinated Debt (Lower Tier II) raised by SBS in two tranches of Rs.200 crores and Rs.225 crores aggregating Rs.425 crores have been included in our list and are shown under Quantitative Disclosures of this table below. Some of the Non-Banking Subsidiaries like SBI FACTORS (Rs.40.00 crores),SBI CARDS (Rs.124.80crores & GTFL (Rs.100.20 crores) have also raised subordinated term debt reckoned as Tier II capital. Tier II capital of Foreign Subsidiaries comprises of subordinated term debt, General provisions.

Qualitative Disclosures:

State Bank of India has raised Hybrid Tier I Capital and Upper and Lower Tier II Subordinated Debt in the Domestic and International Market. Summary information on the terms and conditions of the main features of all capital instruments, especially in the case of innovative, complex or hybrid capital instruments are as under:

Type of capital	Main features				
Equity	Rs. 634.88 crores				
Innovative Perpetual Debt Instruments	**Date of Issue**	**Amount (Rs. crores)**	**Tenure (months)**	**Coupon (% p.a. payable annually)**	**Rating**
	15.02.07	Rs. 2028.80 crores (USD 400 million)	Perpetual with a Call Option after 10 yrs 3 mths i.e. on 15.05.17 and step-up of 100 bps i.e. 6 months USD LIBOR + 220 bps, if Call Option is not exercised	6.439% equivalent to Mid swap + 120 bps	Baa2-Moody's BB - S & P
	26.06.07	Rs. 1141.20 crores (USD 225 million)	Perpetual with a Call Option after 10 years i.e. on 26.06.17 and step-up of 100 bps i.e. 6 months USD LIBOR + 237 bps, if Call Option is not exercised	7.140% equivalent to Mid swap + 137 bps	Baa2-Moody's BB - S & P
	Apart from SBI, the following Associate Banks of SBI have raised Innovative Perpetual Debt Instruments: SBBJ Rs.200.00 crores; SBH Rs.350 crores; SB Indore Rs.165 crores; SBM Rs.160 crores and SBT Rs.279 crores.				
Upper Tier II Subordinated Debt	**Type of Instrument**: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes. **Special features**: i) No Put Option by the Investors. ii) Call Option by the Bank after 10 years. iii) Step-up Option after 10 years, if Call Option is not exercised by the Bank. iv) Lock-in-clause on payment of periodic interest and even Principal at maturity, if CAR is below the minimum regulatory CAR, prescribed by RBI. v) Not redeemable without the consent of Reserve Bank of India. **Step-up Option**: If the Bank does not exercise Call Option after 10 years, the Bonds carry a step-up-option of 50 bps during the remaining period of 5 years. **Lock-in-Clause**: Bank shall not be liable to pay either periodic interest on principal or even principal at maturity, if CAR of the Bank is below the minimum regulatory CAR prescribed by RBI. However, this will not proscribe the Bank from making periodical interest, as long as the Bank maintains the minimum Regulatory CAR, at the material time.				

जारी करने की तारीख	राशि (रुपये करोड़ में)	अवधि (माह)	कूपन (प्रतिवर्ष % वार्षिक रूप से देय)	रेटिंग
05.06.06	2328	180	8.80%	एएए-क्रिसिल एएए-केयर
06.07.06	500	180	9.00%	एएए-क्रिसिल
12.09.06	600	180	8.96%	एएए-क्रिसिल एएए-केयर
13.09.06	615	180	8.97%	एएए-क्रिसिल एएए-केयर
15.09.06	1500	180	8.98%	एएए-क्रिसिल
04.10.06	400	180	8.85%	एएए-क्रिसिल एएए-केयर
16.10.06	1000	180	8.88%	एएए-क्रिसिल एएए-केयर
17.02.07	1000	180	9.37%	एएए-क्रिसिल
07.06.07	2523	180	10.20%	एएए-क्रिसिल एएए-केयर
12.09.07	3500	180	10.10%	एएए-क्रिसिल एएए-केयर
19.12.08	2500	180	8.90%	एएए-क्रिसिल एएए-केयर
02.03.09	2000	180	9.15%	एएए-क्रिसिल एएए-केयर
06.03.09	1000	180	9.15%	एएए-क्रिसिल एएए-केयर

भारतीय स्टेट बैंक के अलावा, उसकी निम्नलिखित सहयोगी बैंकों ने श्रेणी-II के बाण्डों के रूप में पूंजी जुटाई है: एसबीबीजे रु. 450.00 करोड़; एसबीएच रु. 500 करोड़; एसबी इंदौर रु. 550 करोड़; एसबीएम रु. 640 करोड़; एसबीपी रु. 1451.60 करोड़ और एसबीटी रु. 500 करोड़।

न्यून श्रेणी II गौण ऋण

लिखत का प्रकार : गैर जमानती, प्रतिदेय अपरिवर्तनीय, वचन पत्र के रूप में उच्च श्रेणी II गौण बांड ।

विशेषताएँ :

I) क्रय अथवा विक्रय जैसी विशेष सुविधाओं से रहित बिल्कुल सादे बांड ।

II) भारतीय रिज़र्व बैंक की अनुमति के बिना प्रतिदेय नहीं होगा ।

जारी करने की तारीख	राशि (रु. करोड़ में)	अवधि (माह)	कूपन (%प्रति वर्ष वार्षिक अवधि में देय)	रेटिंग
05.12.05	3283	113	7.45%	एएए-क्रिसिल एएए-केयर
09.03.06	200	111	8.15%	एलएएए-आइसीआरए एएए-केयर
28.03.07	1500	111	9.85%	एएए-क्रिसिल एएए-केयर
31.03.07	225	111	9.80%	एलएएए-आइसीआरए एएए-केयर
29.12.08	1500	114	8.40%	एएए-क्रिसिल एएए-केयर
06.03.09	1000	111	8.95%	एएए-क्रिसिल एएए-केयर

भारतीय स्टेट बैंक के अलावा, उसके निम्नलिखित सहयोगी बैंकों ने श्रेणी-II के बाण्डों के रूप में पूंजी जुटाई है: एसबीबीजे रु. 1000 करोड़; एसबीएच रु. 1210 करोड़; एसबी इंदौर रु. 450 करोड़; एसबीएम रु. 425 करोड़; एसबीपी रु. 750 करोड़ और एसबीटी रु. 820 करोड़।

मात्रात्मक प्रकटन

(रु. करोड़ में)

ख)	श्रेणी - I पूंजी	**72406**
	• चुकता शेयर पूंजी	635
	• आरक्षित निधियां	69517
	• नवोन्मेषी लिखत (केवल योग)	4324
	• अन्य पूंजी लिखत (केवल योग):	8
	• श्रेणी - I पूंजी से घटाई गई राशि (यदि हो तो योग)	2078
(ग)	कुल पात्र श्रेणी -II पूंजी (कटौतियाँ घटाकर) (नीचे (घ) और (ड.) देखें)	**41708**
(ग i)	कुल श्रेणी -3 पूंजी (यदि कोई हो) (नोट वर्तमान में श्रेणी 3 की कोई पूंजी नहीं)	**0**
(घ)	उच्च श्रेणी-II पूंजी में शामिल करने योग्य ऋण पूंजी लिखत:	
	• कुल बकाया राशि	23683
	• चालू वर्ष की कुल बकाया राशि	5500
	• पूंजी के रूप में शामिल करने योग्य राशि	23654
(ङ)	निम्न श्रेणी 2 पूंजी में शामिल करने योग्य गौण ऋण	
	• कुल बकाया राशि	12518
	• चालू वर्ष के दौरान जुटाई गई	2500
	• पूंजी के रूप में शामिल करने योग्य राशि	12491
(च)	पूंजी में अन्य कटौतियां यदि कोई हों	**5571**
(छ)	श्रेणी-II की पूंजी से अन्य कटौतियां यदि कोई हों	**8**
(ज)	कुल पात्र पूंजी (श्रेणी I तथा श्रेणी II पूंजी कटौतियां घटाकर) इसका कुल योग मद (ख), (ग) तथा (ग i) के योग के समान होना चाहिए.	**114114**

टिप्पणियां:

✓ बेसल-I परिवेश में, बैंक द्वारा अनुषंगियों में किया गया ईक्विटी निवेश (जहां हमारी धारिता 50% से अधिक है) श्रेणी-I पूंजी से 50% और श्रेणी-II पूंजी से 50% घटाया जाता है।

✓ बेसल-II परिवेश के अंतर्गत बैंक द्वारा वित्तीय इकाइयों में किया गया ईक्विटी निवेश (जहां हमारा निवेश 30% से अधिक है) श्रेणी-I पूंजी से 50% और श्रेणी-II पूंजी से 50% घटाया जाता है।

Date of Issue	Amount (Rs. crores)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
05.06.06	2328	180	8.80%	AAA-CRISIL AAA-CARE
06.07.06	500	180	9.00%	AAA-CRISIL
12.09.06	600	180	8.96%	AAA-CRISIL AAA-CARE
13.09.06	615	180	8.97%	AAA-CRISIL AAA-CARE
15.09.06	1500	180	8.98%	AAA-CRISIL
04.10.06	400	180	8.85%	AAA-CRISIL AAA-CARE
16.10.06	1000	180	8.88%	AAA-CRISIL AAA-CARE
17.02.07	1000	180	9.37%	AAA-CRISIL
07.06.07	2523	180	10.20%	AAA-CRISIL AAA-CARE
12.09.07	3500	180	10.10%	AAA-CRISIL AAA-CARE
19.12.08	2500	180	8.90%	AAA-CRISIL AAA-CARE
02.03.09	2000	180	9.15%	AAA-CRISIL AAA-CAR
06.03.09	1000	180	9.15%	AAA-CRISIL AAA-CAR

Apart from SBI, the following Associate Banks of SBI have raised Upper Tier II bonds: SBBJ Rs.450.00 crores; SBH Rs.500 crores; SB Indore Rs.550 crores; SBM Rs.640 crores; SBP Rs.1451.60 crores and SBT Rs.500 crores.

Lower Tier II Subordinated Debt

Type of Instrument: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes.

Special features:

I) Plain vanilla Bonds with no special features like put or call option etc.

II) Not redeemable without the consent of Reserve Bank of India.

Date of Issue	Amount (Rs. crores)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
05.12.05	3283	113	7.45%	AAA-CRISIL AAA-CARE
09.03.06	200	111	8.15%	LAAA-ICRA AAA-CARE
28.03.07	1500	111	9.85%	AAA-CRISIL AAA-CARE
31.03.07	225	111	9.80%	LAAA-ICRA AAA-CARE
29.12.08	1500	114	8.40%	AAA-CRISIL AAA-CARE
06.03.09	1000	111	8.95%	AAA-CRISIL AAA-CARE

Apart from SBI, the following Associate Banks of SBI have raised Lower Tier II bonds:
SBBJ Rs.1000.00 crores; SBH Rs.1210 crores; SBIn Rs.450 crores; SBM Rs.425 crores; SBP Rs.750 crores and SBT Rs.820 crores.

Quantitative Disclosures

(Rs in crores)

b)	Tier-I Capital	**72406**
	• Paid-up Share Capital	635
	• Reserves	69517
	• Innovative Instruments (only total)	4324
	• Other Capital Instruments (only total)	8
	• Amt deducted from Tier-I Cap (if any total):	2078
(c)	Total Eligible Tier-2 Capital **(Net of deductions)** {Refer (d) and (e) below}	**41708**
(ci)	Total Tier-3 Capital (if any) (Note: as of now, no Tier-3 capital)	**0**
(d)	Debt Capital Instruments eligible for inclusion in Upper Tier-2 Capital	
	• Total amount outstanding	23683
	• Of which raised during Current Year	5500
	• Amount eligible to be reckoned as Capital	23654
(e)	Subordinated Debit eligible for inclusion in Lower Tier-2 Capital:	
	• Total amount outstanding	12518
	• Of which raised during Current Year	2500
	• Amount eligible to be reckoned as Capital	12491
(f)	Other Items of Tier II Capital if any	**5571**
(g)	Other Deductions from Tier II Capital if any	**8**
(h)	Total Eligible Capital (net of deductions from Tier I & Tier II Capital) [Should equal Total of (b), (c) and (c.i)]	**114114**

Notes:

✓ In Basel I scenario, the Bank deducts 50% from Tier I Capital and 50% from Tier II Capital, equity investment made in Subsidiaries (where our holding is higher than 50%).

✓ Under Basel II scenario, the Bank deducts 50% from Tier I Capital and 50% from Tier II Capital, equity investment made in the financial entities, where investment is more than 30%.

तालिका डीएफ-3 : पूंजी संरचना :
दिनांक 31.03.2009 को प्रकटीकरण
पूँजी - पर्याप्तता

गुणात्मक प्रकटीकरण

(क) वर्तमान एवं भविष्य की गतिविधियों के लिए अपनी पूंजी पर्याप्तता के निर्धारण की बैंक की पद्धति पर चर्चा का सारांश	• अग्रिम राशियों, अनुषंगियों/संयुक्त उद्यमों में निवेश की पूर्वानुमानित वृद्धि तथा बेसल-II आदि के लागू होने से पड़ने वाले प्रभाव को ध्यान में रखते हुए और 3 वर्ष से 5 वर्ष की अवधि में पूंजी पर्याप्तता अनुपात (सीएआर) के उतार-चढ़ाव को ध्यान में रखते हुए वार्षिक रूप में अथवा आवश्यकता के अनुसार अस्थिरता विश्लेषण किया जाता है। • 3 वर्ष से 5 वर्ष की मध्यावधि के दौरान बैंक का पूंजी पर्याप्तता अनुपात (सीएआर) विनियामक द्वारा निर्धारित 9% की पूंजी पर्याप्तता अनुपात से अधिक रहने का अनुमान है। तथापि, पर्याप्त पूंजी बनाए रखने और गौण ऋण तथा ईक्विटी के अलावा संमिश्र लिखत जैसे माध्यम से अपने पूंजी संसाधन को आवश्यकता पड़ने पर बढ़ाने के लिए बैंक के पास कई विकल्प उपलब्ध हैं। • भारतीय स्टेट बैंक ने वित्तीय वर्ष 2007-08 के दौरान राइट इश्यू के माध्यम से ईक्विटी जुटाई और लगभग रु. 16,722 करोड़ की अतिरिक्त पूंजीगत निधियों (श्रेणी-I) को जोड़ दिया जिससे 8% की न्यूनतम श्रेणी-I पूंजी सुनिश्चित हो सके। इसके अतिरिक्त, बैंक ने वित्तीय वर्ष 2008-09 में कर्मचारी शेयर क्रय योजना (ईएसपीएस) के माध्यम से रु. 542 करोड़ की ईक्विटी जुटाई। • वित्तीय वर्ष 2008-09 के दौरान भारतीय स्टेट बैंक ने 5 शृंखलाओं में रु. 8000 करोड़ के श्रेणी-II गौण (श्रेणी-II पूंजी के रूप में परिकलित हुए) ऋण जुटाए। • बैंक ने आईसीएएपी नीति लागू की है जिसकी समीक्षा वार्षिक आधार पर की जाती है जिससे आर्थिक पूंजी का निर्वाह किया जा सकता है और इससे पूंजी जोखिम को पर्याप्त रूप से कम किया जा सकेगा।
मात्रात्मक प्रकटीकरण (ख) ऋण जोखिम के लिए पूंजी की आवश्यकता • मानक पद्धति के अनुसार पोर्टफोलियो • निवेश का प्रतिभूतिकरण	➠ निधि आधारित: रु. 64,023 करोड़ ➠ शून्य .... **कुल रु. 64,023 करोड़ 9.00% की दर से पूंजी पर्याप्तता अनुपात**
(ग) बाजार जोखिम के लिए पूंजी की आवश्यकता (* मानक अवधि पद्धति) • ब्याज दर जोखिम (जिसमें डेरीवेटिव्स शामिल है) • विदेशी मुद्रा जोखिम (जिसमें स्वर्ण शामिल है) • ईक्विटी जोखिम	➠ रु. 2,041.71 करोड़ ➠ रु. 109.93 करोड़ ➠ रु. 1,615.29 करोड़ .... **कुल रु. 3,766.93 करोड़ 9.00% की दर से पूंजी पर्याप्तता अनुपात**
(घ) परिचालन जोखिम के लिए पूंजी की आवश्यकता: • मूल संकेतक पद्धति	➠ **रु.** 4,972 **करोड़** .... **कुल रु. 4,972 करोड़ 9.00% की दर से पूंजी पर्याप्तता अनुपात**
(ड) योग और श्रेणी-I पूंजी का अनुपात: • शीर्ष समेकित समूह के लिए, तथा • बैंक की महत्वपूर्ण अनुषंगियों के लिए (स्टैंड एलोन)	**दिनांक 31.03.2009 को पूंजी पर्याप्तता अनुपात** (see table below)

दिनांक 31.03.2009 को पूंजी पर्याप्तता अनुपात

	श्रेणी I (%)	योग (%)
भारतीय स्टेट बैंक	9.38	14.25
एसबीआइ समूह	9.03	14.17
स्टेट बैंक आफ बीकानेर एण्ड जयपुर	8.46	14.52
स्टेट बैंक आफ हैदराबाद	7.14	11.53
स्टेट बैंक आफ इंदौर	7.91	13.46
स्टेट बैंक आफ मैसूर	7.37	13.38
स्टेट बैंक आफ पटियाला	6.94	12.60
स्टेट बैंक आफ ट्रावनकोर	8.59	14.03
एसबीआइसीआइ बैंक लि.	21.24	21.24
एसबीआइ इंटरनेशनल (मारीशस) लि.	16.30	16.46
भारतीय स्टेट बैंक (कनाडा)	24.78	24.78
भारतीय स्टेट बैंक (केलिफोर्निया)	12.92	14.61
कमर्शियल बैंक आफ इंडिया एलएलसी मॉस्को	48.71	48.71
पीटी बैंक इंडो मॉनेक्स, इंडोनेशिया	40.17	41.42

TABLE DF-3 : CAPITAL STRUCTURE : DISCLOSURES AS ON 31.03.2009 CAPITAL ADEQUACY

Qualitative Disclosures

(a) A summary discussion of the Bank's approach to assessing the adequacy of its capital to support current and future activities.	• Sensitivity Analysis is conducted annually or more frequently as required, on the movement of Capital Adequacy Ratio (CAR) in the medium horizon of 3 to 5 years, considering the projected growth in Advances, investment in Subsidiaries/Joint Ventures and the impact of Basel II Framework etc. • CAR of the Bank is estimated to be well above the Regulatory CAR of 9% in the medium horizon of 3 to 5 years. However, to maintain adequate capital, the Bank has ample options to augment its capital resources by raising Subordinated Debt and Hybrid Instruments, besides Equity, as and when required. • State Bank of India has raised equity through Rights Issue during the FY: 2007-08 and has added an additional Capital Funds (Tier I) of about Rs.16,722 crores to ensure a minimum Tier I capital of 8%. Further, the Bank has raised Equity through ESPS (Employees Stock Purchase Scheme) during FY 08-09 aggregating Rs.542 crores. • During FY: 2008-09, State Bank of India has raised Tier II Subordinated Debt of Rs. 8000 crores (reckoned as Tier II Capital) in 5 tranches. • The Bank has put in place the ICAAP Policy and the same is being reviewed on a yearly basis, which would enable us to maintain Economic Capital, thereby reducing substantial Capital Risk.
Quantitative Disclosures (b) Capital requirements for credit risk • Portfolios subject to standardized approach • Securitization exposures	➠ Fund Based: Rs. 64,023 crores ➠ Nil .... **Total Rs. 64,023 crores @ 9.00% CAR**
(c) Capital requirements for market risk (* Standardized duration approach) • Interest Rate Risk (Including Derivatives) • Foreign Exchange Risk (including gold) • Equity Risk	➠ Rs. 2,041.71 crores ➠ Rs. 109.93 crores ➠ Rs. 1,615.29 crores .... **Total Rs.3,766.93 crores @ 9.00% CAR**
(d) Capital requirements for operational risk: • Basic indicator approach	➠ Rs. 4,972 crores .... **Total Rs. 4,972 crores @ 9.00% CAR**
(e) Total and Tier I capital ratio: • For the top consolidated group; and • For significant bank subsidiaries (stand alone)	**CAPITAL ADEQUACY RATIO AS ON 31.03.2009** (see table below)

CAPITAL ADEQUACY RATIO AS ON 31.03.2009

	Tier I (%)	Total (%)
State Bank of India	9.38	14.25
SBI Group	9.03	14.17
State Bank of Bikaner & Jaipur	8.46	14.52
State Bank of Hyderabad	7.14	11.53
State Bank of Indore	7.91	13.46
State Bank of Mysore	7.37	13.38
State Bank of Patiala	6.94	12.60
State Bank of Travancore	8.59	14.03
SBICI Bank Ltd.	21.24	21.24
SBI International (Maritius) Ltd.	16.30	16.46
State Bank of India (Canada)	24.78	24.78
State Bank of India (California)	12.92	14.61
Commercial Bank of India LLC Moscow	48.71	48.71
PT Bank Indo Monex, Indonesia	40.17	41.42

तालिका डी एफ - 4 ऋण जोखिमः
सामान्य प्रकटीकरण

गुणात्मक प्रकटीकरण

- **पिछले बकायों और अनर्जक आस्तियों की परिभाषा (लेखाकरण के उद्देश्य से)**

अलाभकारी आस्तियाँ

कोई भी आस्ति ऐसी स्थिति में अलाभकारी आस्ति बन जाती है जब वह बैंक के लिए आय अर्जित करना बंद कर देती है। 31 मार्च 2006 से ऐसे अग्रिमों को अलाभकारी आस्ति (एनपीए) माना जाता है जहाँ :

(i) किसी भी मीयादी ऋण के ब्याज और अथवा मूलधन की किस्त 90 दिन से अधिक अवधि के लिए 'अतिदेय' रहती है।

(ii) किसी ओवरड्राफ्ट/कैश क्रेडिट (ओडी/सीसी) के संबंध में खाता 90 दिन से अधिक अवधि के लिए 'अनियमित' रहता है।

(iii) खरीदे गए बिल और भुनाए गए बिल के मामले में बिल 90 दिन से अधिक अवधि के लिए 'अतिदेय' रहता है।

(iv) अन्य खातों के संबंध में प्राप्त की जाने वाली कोई राशि 90 दिन से अधिक अवधि के लिए 'अतिदेय' रहती है।

(v) अल्प अवधि फसलों के लिए संस्वीकृत कोई ऋण एनपीए माना जाता है, यदि मूलधन की किस्त अथवा उसपर ब्याज दो फसली मौसमों के लिए अतिदेय रहता है तथा दीर्घावधि फसलों के लिए तब एनपीए माना जाता है यदि मूलधन की किस्त अथवा उसपर ब्याज एक फसली मौसम के लिए अतिदेय रहता है।

(vi) कोई खाता तभी एनपीए के रूप में वर्गीकृत किया जाएगा यदि किसी तिमाही में लगाया गया ब्याज तिमाही की समाप्ति से 90 दिनों के अंदर अदा नहीं कर दिया जाता।

'अनियमित' श्रेणी

कोई ऐसी स्थिति में 'अनियमित' माना जाना चाहिए यदि बकाया शेष निरंतर संस्वीकृत सीमा/आहरण अधिकार से अधिक रहता है।

ऐसे मामलों में जहाँ मूल परिचालन खाते में बकाया शेष संस्वीकृत सीमा/आहरण अधिकार से कम है किंतु बैंक के तुलन पत्र की तिथि को निरंतर 90 दिनों तक कोई राशि जमा नहीं की गई है अथवा उस अवधि के दौरान लगाए गए ब्याज को पूरा करने के लिए पर्याप्त राशि जमा नहीं है तो ऐसे खातों को 'अनियमित' माना जाएगा।

'अतिदेय'

किसी ऋण सुविधा के तहत बैंक को देय कोई राशि 'अतिदेय' मानी जाती है यदि यह बैंक द्वारा निर्धारित की गई तिथि को अदा नहीं की गई है।

- **बैंक की ऋण जोखिम-प्रबंधन नीति की चर्चा**

बैंक में ऋण जोखिम-प्रबंधन नीति लागू है जिसकी समीक्षा बैंक द्वारा समय समय पर की जाती है। इस संदर्भ में विगत कुछ वर्षों में विकसित धारणाओं और वास्तविक अनुभव के परिणामस्वरूप ऋण जोखिम-प्रबंधन नीति एवं कार्यविधियों में सुधार किए गए हैं। बेसल II समझौते में निर्धारित मानदंडों के अनुरूप प्रणाली एवं कार्यविधियों को सम्मिलित किया गया है।

ऋण जोखिम-प्रबंधन में ऋण जोखिम की पहचान, उसका निर्धारण, आकलन, जोखिम की निगरानी तथा उसका नियंत्रण शामिल है।

ऋण जोखिम की पहचान और निर्धारण में निम्नलिखित कार्य किए जाते हैं :

(i) 'ऋण जोखिम मूल्यांकन प्रणाली' के प्रतिमानों को विकसित करना और उनमें सुधार लाना जिससे कि प्रतिरूपी जोखिम का निर्धारण, विभिन्न जोखिम जिन्हें मुख्य रूप में वित्तीय, औद्योगिक तथा प्रबंधन जोखिम के रूप में वर्गीकृत किया गया है और प्रत्येक का अलग अलग स्कोर दिया जाता है, के आधार पर किया जा सके।

(ii) औद्योगिक अनुसंधान का कार्य करना जिससे कि विशिष्ट नीति तैयार की जा सके तथा बड़े महत्वपूर्ण औद्योगिक संविभागों को संभालने के लिए समय समय पर उद्योगों/खंडों के सामान्य दृष्टिकोण पर सलाह जारी करना जिससे कि मात्रात्मक निवेश मानदंड स्थापित किए जा सकें।

ऋण जोखिम के निर्धारण में निवेश की सीमा स्थापित करना शामिल है जिससे कि कंपनियों, सामूहिक कंपनियों, उद्योगों, संपार्श्विक तथा भौगोलिक प्रकार के आयामों के लिए विविध संविभाग तैयार किए जा सकें। बेहतर जोखिम प्रबंधन तथा ऋण जोखिम के केन्द्रीकरण से बचने के लिए वैयक्तिक कंपनियों, सामूहिक कंपनियों, बैंकों, वैयक्तिक उधारकर्ताओं, गैर-कारपोरेट इकाइयों, संवेदनशील क्षेत्र जैसे पूंजी बाजार, स्थावर संपदा, संवेदनशील वस्तुओं आदि के विवेकपूर्ण निवेश मानदंडों पर आंतरिक दिशा निर्देश लागू हैं।

बैंक के पास एक ऐसी ऋण नीति भी है जिसका उद्देश्य यह सुनिश्चित करना है कि संविभाग के अंतर्गत वैयक्तिक परिसंपत्तियों की गुणता में अत्यधिक गिरावट न हो। इसके साथ-साथ इसका उद्देश्यों ऋण के मूल सिद्धांतों, मूल्यांकन कौशल, प्रलेखीकरण मानकों तथा संस्थागत चिंताओं तथा उद्देश्यों के दृष्टिकोण में एकरूपता स्थापित करते हुए लचीले एवं नवोन्मेषी उपायों के लिए पर्याप्त संभावना रखते हुए संविभाग-स्तर पर कुल परिसंपत्तियों के स्तर में सुधार लाना है।

ऋण जोखिम के विविध आयामों जैसे मूल्यांकन, कीमत निर्धारण, ऋण अनुमोदन प्राधिकारी, प्रलेखीकरण, रिपोर्टिंग तथा निगरानी, समीक्षा तथा ऋण सुविधाओं के नवीकरण, ऋण संबंधी समस्याओं का प्रबंधन, ऋण की निगरानी आदि के लिए बैंक के पास प्रक्रियाएं और नियंत्रण प्रणाली उपलब्ध हैं।

TABLE DF-4 : CREDIT RISK:
GENERAL DISCLOSURES

Qualitative Disclosures:

- **Definitions of past due and impaired assets (for accounting purposes)**

Non-performing assets

An asset becomes non-performing when it ceases to generate income for the Bank. As from 31st March 2006, a non-performing Asset (NPA) is an advance where

(i) Interest and/or installment of principal remain 'overdue' for a period of more than 90 days in respect of a Term Loan

(ii) The account remains 'out of order' for a period of more than 90 days, in respect of an Overdraft/Cash Credit (OD/CC)

(iii) The bill remains 'overdue' for a period of more than 90 days in the case of bills purchased and discounted

(iv) Any amount to be received remains 'overdue' for a period of more than 90 days in respect of other accounts

(v) A loan granted for short duration crops is treated as NPA, if the installment of principal or interest thereon remains overdue for two crop seasons and a loan granted for long duration crops is treated as NPA, if installment of principal or interest thereon remains overdue for one crop season

(vi) An account would be classified as NPA only if the interest charged during any quarter is not serviced fully within 90 days from the end of the quarter.

'Out of Order' status

An account is treated as 'out of order' if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power.

In cases where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of Bank's Balance Sheet, or where credits are not enough to cover the interest debited during the same period, such accounts are treated as 'out of order'.

'Overdue'

Any amount due to the Bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the Bank.

- **Discussion of the Bank's Credit Risk Management Policy**

The Bank has in place a Credit Risk Management Policy which is reviewed from time to time. Over the years, the policy & procedures in this regard have been refined as a result of evolving concepts and actual experience. The policy and procedures have been aligned to the approach laid down in Basel-II Guidelines.

Credit Risk Management encompasses identification, assessment, measurement, monitoring and control of the credit exposures.

In the processes of identification and assessment of Credit Risk, the following functions are undertaken :

(i) Developing and refining the Credit Risk Assessment (CRA) Models to assess the Counterparty Risk, by taking into account the various risks categorized broadly into Financial, Business, Industrial and Management Risks, each of which is scored separately.

(ii) Conducting industry research to give specific policy prescriptions and setting quantitative exposure parameters for handling portfolio in large / important industries, by issuing advisories on the general outlook for the Industries / Sectors, from time to time.

The measurement of Credit Risk includes setting up exposure limits to achieve a well-diversified portfolio across dimensions such as companies, group companies, industries, collateral type, and geography. For better risk management and avoidance of concentration of Credit Risks, internal guidelines on prudential exposure norms in respect of individual companies, group companies, Banks, individual borrowers, non-corporate entities, sensitive sectors such as capital market, real estate, sensitive commodities, etc., are in place.

The Bank has also a Loan Policy which aims at ensuring that there is no undue deterioration in quality of individual assets within the portfolio. Simultaneously, it also aims at continued improvement of the overall quality of assets at the portfolio level, by establishing a commonality of approach regarding credit basics, appraisal skills, documentation standards and awareness of institutional concerns and strategies, while leaving enough room for flexibility and innovation.

The Bank has processes and controls in place in regard to various aspects of Credit Risk Management such as appraisal, pricing, credit approval authority, documentation, reporting and monitoring, review and renewal of credit facilities, managing of problem loans, credit monitoring, etc.

भारतीय स्टेट बैंक

तालिका डीएफ-4: ऋण जोखिम - मात्रात्मक प्रकटीकरण

31.03-2009 के आंकड़े

	राशि करोड़ रुपये में		
मात्रात्मक प्रकटीकरण:	निधि आधारित	गैर-निधि आधारित	योग
(ख) कुल सकल ऋण जोखिम राशि	759520.45	233152.02	992672.47
(ग) ऋण जोखिम राशि का भौगोलिक वितरण: निधि आधारित/गैर निधि आधारित			
i) विदेशी	93696.27	9392.41	103088.68
ii) देशी	665824.18	223759.61	889583.79
(घ) ऋण जोखिम राशि का उद्योग के प्रकार अनुसार वितरण निधि आधारित/गैर निधि आधारित अलग अलग	कृपया तालिका 'क' देखे		
(ङ) आस्तियों का अवशिष्ट संविदात्मक परिपक्वता विश्लेषण	कृपया तालिका 'ख' देखे		
(च) अर्थात आस्तियों की राशि (सकल) योग (i से v)	18916.70		
i) अवमानक	9451.50		
ii) संदिग्ध 1	3766.53		
iii) संदिग्ध 2	2745.12		
iv) संदिग्ध 3	1084.81		
v) हानिप्रद	1868.74		
(छ) निवल अनर्जक आस्तियां	11167.59		
(ज) अनर्जक आस्ति अनुपात			
i) सकल अग्रिमों में सकल अनर्जक आस्तियां	1.91%		
ii) निवल अग्रिमों में निवल अनर्जक आस्तियां	1.13%		
(झ) अनर्जक आस्तियों की घट-बढ़ (सकल)			
i) अथशेष	15546.56		
ii) परिवर्धन	13238.47		
iii) कटौतियाँ	9868.33		
iv) इतिशेष	18916.70		
(ञ) अनर्जक आस्तियों के लिए प्रावधानों का उतार-चढ़ाव			
i) अथशेष	6468.93		
ii) अवधि के दौरान किए गए प्रावधान	5354.64		
iii) बट्टा खाता डालना	4051.02		
iv) अतिरिक्त प्रावधानों का प्रतिलेखन	23.44		
v) इतिशेष	7749.11		
(ट) अनर्जक निवेशों की राशि	947.74		
(ठ) अनर्जक निवेशों के लिए प्रावधानों की राशि	731.58		
(ड) निवेशों पर ह्रास के संबंध में प्रावधानों का उतार-चढ़ाव			
अथशेष	1269.91		
अवधि के दौरान किए गए प्रावधान	1988.62		
बट्टा खाता डालना	107.71		
अतिरिक्त प्रावधानों का प्रतिलेखन	920.74		
इतिशेष	2230.08		

तालिका - क

उद्योग के प्रकार के अनुसार ऋण जोखिम का वितरण

(राशि करोड़ रुपये में)

कोड	उद्योग	निधि आधारित [बकाया]			गैर-निधि आधारित [बकाया]
		मानक	अनर्जक आस्ति	कुल	
1	कोयला	1235.92	8.75	1244.67	1509.18
2	खनन	11243.65	82.15	11325.80	1504.87
3	लोह एवं इस्पात	22301.76	737.47	23039.23	15120.84
4	धातु उत्पाद	2729.77	184.83	2914.60	2618.79
5	सभी अभियांत्रिकी	14465.95	470.26	14936.21	17629.67
5.1	इसमें इलेक्ट्रॉनिक संबंधी	4590.18	342.04	4932.22	2039.23
6	बिजली	10024.98	1638.01	11662.99	6441.95
7	कपड़ा उद्योग	20221.98	450.16	20672.14	2703.77
8	जूट वस्त्र	490.30	14.39	504.69	48.96
9	अन्य वस्त्र	18364.12	284.79	18648.91	1179.54
10	शक्कर	7303.06	17.72	7320.78	489.11
11	चाय	482.61	102.72	585.33	67.07
12	खाद्य प्रसंस्करण	13460.22	436.11	13896.33	797.37
13	वनस्पती तेल एवं वनस्पती	4083.96	113.09	4197.05	1139.61
14	तम्बाकू / तम्बाकू उत्पाद	661.60	6.73	668.33	31.78
15	कागज /कागज उत्पाद	4550.32	182.14	4732.46	720.88
16	रबड़/ रबड़ उत्पाद	3139.35	62.90	3202.25	526.62
17	रसायन/ रंगाई/ रंग आदि	23435.78	428.00	23863.78	4974.99
17.1	इसमें उर्वरक	6078.09	61.69	6139.78	2572.71
17.2	इसमें पेट्रोरसायन	2009.83	58.67	2068.50	1203.30
17.3	इसमें दवाइयां एवं औषधियाँ	8801.36	120.60	8921.96	882.73
18	सीमेंट	5104.96	31.88	5136.84	709.04
19	चमड़ा एवं चमड़ा उत्पाद	2257.94	31.45	2289.39	336.85
20	रत्न एवं आभूषण	11849.93	230.06	12079.99	722.01
21	निर्माण	16088.98	487.74	16576.72	5284.34
22	पेट्रोलियम	23271.80	19.01	23290.81	20654.45
23	आटोमोबाइल एवं ट्रक	8836.31	109.05	8945.36	406.22
24	कंप्यूटर सॉफ्टवेयर	20860.44	21.86	20882.30	455.36
25	इन्फ्रास्ट्रक्चर	35817.17	341.45	36158.62	9934.63
25.1	इसमें पॉवर	15162.09	90.72	15252.81	1494.08
25.2	इसमें दूर संचार	12235.18	122.04	12357.22	2614.26
25.3	इसमें सड़क और बंदरगाह	10108.64	71.41	10180.05	5610.00
26	अन्य उद्योग	112132.93	1597.95	113730.88	86942.30
27	एन बी एफ सी और ट्रेडिंग	130678.06	2363.45	133041.51	12133.63
28	शेष सकल अग्रिमों में अवशिष्ट अग्रिम	215509.90	8462.58	223972.48	38068.19
	कुल	**740603.75**	**18916.70**	**759520.45**	**233152.02**

STATE BANK OF INDIA

Table DF-4 : Credit Risk - Quantitative Disclosures
Data as on 31.03.2009

General Disclosures:	Amount in Rs. crores		
Quantitative Disclosures	Fund Based	Non FB	Total
(b) Total gross credit risk exposures	759520.45	233152.02	992672.47
(c) Geographic distribution of exposures : FB / NFB			
i) Overseas	93696.27	9392.41	103088.68
ii) Domestic	665824.18	223759.61	889583.79
(d) Industry type distribution of exposures Fund based / Non Fund Based separately	Please refer Table "A"		
(e) Residual Contractual Maturity Breakdown of Assets	Please refer Table "B"		
(f) Amount of NPAs (Gross) i.e. SUM (i to v)	18916.70		
i) Substandard	9451.50		
ii) Doubtful 1	3766.53		
iii) Doubtful 2	2745.12		
iv) Doubtful 3	1084.81		
v) Loss	1868.74		
(g) Net NPAs	11167.59		
(h) NPA Ratios			
i) Gross NPAs to gross advances	1.91%		
ii) Net NPAs to net advances	1.13%		
(i) Movement of NPAs (Gross)			
i) Opening balance	15546.56		
ii) Additions	13238.47		
iii) Reductions	9868.33		
iv) Closing balance	18916.70		
(j) Movement of provisions for NPAs			
i) Opening balance	6468.93		
ii) Provisions made during the period	5354.64		
iii) Write-off	4051.02		
iv) Write-back of excess provisions	23.44		
v) Closing balance	7749.11		
(k) Amount of Non-Performing Investments	947.74		
(l) Amount of provisions held for non-performing investments	731.58		
(m) Movement of Provisions for Depreciation on Investments			
Opening balance	1269.91		
Provisions made during the period	1988.62		
Write-off	107.71		
Write-back of excess provisions	920.74		
Closing balance	2230.08		

Table- A

Industry Type Distribution of Exposures as on 31.03.2009

(Amount in Rs. crores)

CODE	INDUSTRY	FUND BASED [Outstandings-(O/s)]			NON-FUND BASED(O/s)
		Standard	NPA	Total	
1	Coal	1235.92	8.75	1244.67	1509.18
2	Mining	11243.65	82.15	11325.80	1504.87
3	Iron & Steel	22301.76	737.47	23039.23	15120.84
4	Metal Products	2729.77	184.83	2914.60	2618.79
5	All Engineering	14465.95	470.26	14936.21	17629.67
5.1	Of which Electronics	4590.18	342.04	4932.22	2039.23
6	Electricity	10024.98	1638.01	11662.99	6441.95
7	Cotton Textiles	20221.98	450.16	20672.14	2703.77
8	Jute Textiles	490.30	14.39	504.69	48.96
9	Other Textiles	18364.12	284.79	18648.91	1179.54
10	Sugar	7303.06	17.72	7320.78	489.11
11	Tea	482.61	102.72	585.33	67.07
12	Food Processing	13460.22	436.11	13896.33	797.37
13	Vegetable Oils & Vanaspati	4083.96	113.09	4197.05	1139.61
14	Tobacco / Tobacco Products	661.60	6.73	668.33	31.78
15	Paper / Paper Products	4550.32	182.14	4732.46	720.88
16	Rubber / Rubber Products	3139.35	62.90	3202.25	526.62
17	Chemicals / Dyes / Paints etc.	23435.78	428.00	23863.78	4974.99
17.1	Of which Fertilizers	6078.09	61.69	6139.78	2572.71
17.2	Of which Petrochemicals	2009.83	58.67	2068.50	1203.30
17.3	Of which Drugs & Pharmaceuticals	8801.36	120.60	8921.96	882.73
18	Cement	5104.96	31.88	5136.84	709.04
19	Leather & Leather Products	2257.94	31.45	2289.39	336.85
20	Gems & Jewellery	11849.93	230.06	12079.99	722.01
21	Construction	16088.98	487.74	16576.72	5284.34
22	Petroleum	23271.80	19.01	23290.81	20654.45
23	Automobiles & Trucks	8836.31	109.05	8945.36	406.22
24	Computer Software	20860.44	21.86	20882.30	455.36
25	Infrastructure	35817.17	341.45	36158.62	9934.63
25.1	Of which Power	15162.09	90.72	15252.81	1494.08
25.2	Of which Telecommunication	12235.18	122.04	12357.22	2614.26
25.3	Of which Roads & Ports	10108.64	71.41	10180.05	5610.00
26	Other Industries	112132.93	1597.95	113730.88	86942.30
27	NBFCs & Trading	130678.06	2363.45	133041.51	12133.63
28	Res. Adv to bal. Gross Advances	215509.90	8462.58	223972.48	38068.19
	Total	**740603.75**	**18916.70**	**759520.45**	**233152.02**

तालिका-ख

डीएफ-4 (ङ) भारतीय स्टेट बैंक (समेकित) आस्तियों का दिनांक 31.03.2009 को अवशिष्ट संविदागत परिपक्वता विवरण

(रु. करोड़ में)

	1-14 दिन	15-28 दिन	29 दिन से 3 माह तक	3 माह से अधिक किंतु 6 माह तक	6 माह से अधिक किंतु 1 वर्ष तक	1 वर्ष से अधिक किंतु 3 वर्ष तक	3 वर्ष से अधिक किंतु 5 वर्ष तक	5 वर्ष से अधिक	कुल
1 नकदी	5363.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5363.36
2 भारतीय रिज़र्व बैंक के पास जमाशेष	16230.72	388.64	1369.74	2212.81	2620.91	12944.83	9706.07	23111.70	68585.42
3 अन्य बैंकों के पास जमाशेष	23186.51	1904.45	5549.05	575.46	2026.14	1236.76	1686.51	13488.21	49653.09
4 निवेश	23987.47	5613.52	27530.61	12193.11	13184.98	45140.81	71641.78	162693.15	361985.43
5 अग्रिम	97969.41	11991.55	49144.30	38788.28	38698.20	326116.28	71203.83	116446.74	750358.59
6 अचल आस्तियां	17.90	0.00	0.00	0.00	0.00	3.30	2.38	5117.10	5140.68
7 अन्य आस्तियां	22006.29	4079.60	1341.42	5546.43	8590.74	5832.37	395.92	4659.64	52452.41
कुल	**188761.66**	**23977.76**	**84935.12**	**59316.09**	**65120.97**	**391274.35**	**154636.49**	**325516.54**	**1293538.98**

तालिका डीएफ-5 : ऋण जोखिम :
मानकीकृत पद्धति के अंतर्गत संविभागों हेतु प्रकटन

(क) गुणात्मक प्रकटीकरण :

- **प्रयुक्त रेटिंग एजेंसियों के नाम, साथ में परिवर्तनों के कारण भी**

  भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार, बैंक ने देशीय और विदेशी ऋण जोखिमों की रेटिंग के लिए केयर, क्रिसिल, आइसीआरए एवं फिच इंडिया (देशीय ऋण रेटिंग एजेंसियों) एवं फिच, मूडीज एवं एस एंड पी (अंतरराष्ट्रीय रेटिंग एजेंसियों) का अनुमोदित रेटिंग एजेंसियों के रूप में क्रमश: चयन किया है जिनकी रेटिंगों का पूंजी परिकलन के लिए प्रयोग किया गया। ।

- **ऋण जोखिम के प्रकार जिसके लिए प्रत्येक एजेंसी उपयोग में लायी गयी**

  (i) एक वर्ष से कम अथवा समान संविदात्मक परिपक्वता वाले ऋण जोखिम हेतु (कैश क्रेडिट, ओवरड्राफ्ट एवं अन्य परिक्रामी ऋणों को छोड़कर), अनुमोदित रेटिंग एजेंसियों द्वारा दी गई शार्ट टर्म रेटिंग उपयोग में लाई गई।

  (ii) देशीय कैश क्रेडिट, ओवरड्राफ्ट एवं अन्य परिक्रामी ऋणों (अवधि का विचार किए बिना) के लिए एवं 1 वर्ष से अधिक के मीयादी ऋण निवेश हेतु, लांग टर्म रेटिंग उपयोग में लाई गईं।

  (iii) विदेशी ऋण जोखिमों के लिए, संविदात्मक परिपक्वता का विचार किए बिना, अनुमोदित रेटिंग एजेंसियों द्वारा दी गई लांग टर्म रेटिंग उपयोग में लाई गईं।

- **पब्लिक इश्यू रेटिंगों को बैंकिंग बही में तुलना योग्य आस्तियों के अंतरण हेतु उपयोग में लाई गई प्रक्रिया का विवरण**

  निम्नलिखित मामलों में उसी ऋणी- ग्राहक / प्रतिपक्ष की अन्य अनरेटिड एकस्पोजरों के लिए लांग टर्म इश्यू स्पेसिफिक रेटिंग (बैंक के स्वय के ऋण जोखिमों या उसी ऋणी-ग्राहक / प्रतिपक्ष द्वारा जारी किए गए अन्य ऋण) अथवा जारीकर्ता (ऋणी-ग्राहक/प्रतिपक्ष) रेटिंग उपयोग में लाई गईं:

  - इश्यू स्पेसिफिक रेटिंग या जोखिम भार की तुलना में जारीकर्ता रेटिंग मैप यदि अनरेटिड एक्सपोजरों के समतुल्य या अधिक हैं तो उसी प्रतिपक्ष के किसी अन्य अनरेटिड ऋण जोखिम के लिए उपयोग में लाई जाने वाली रेटिंग और यदि ऋण जोखिम हर प्रकार से रेटिड ऋण जोखिम की मात्रा के अनुरूप या उससे कम हो तो वही जोखिम भार लागू किया गया।
  - उन मामलों में जहां ऋणी- ग्राहक/ प्रतिपक्ष ने कोई ऋण जारी किया है (जो बैंक से उधारी नहीं है), यदि ऋण जोखिम हर प्रकार से कतिपय रेटिंग वाले ऋण जोखिम की मात्रा के अनुरूप या उससे अधिक थी और बैंक के अनरेटिड एकस्पोजर की परिपक्वता रेटिड डैट की परिपक्वता के बाद की नहीं थी तो उस ऋण को दी गई रेटिंग बैंक के अनरेटिड एकस्पोजर के लिए उपयोग में लाई गई।

(ख) **31-3-2009 को गुणात्मक प्रकटीकरण**	**(राशि करोड़ रुपये में)**		
मानकीकृत पद्धति के अंतर्गत जोखिम न्यूनीकरण के पश्चात ऋण जोखिम की राशियों के लिए प्रत्येक जोखिम समूह और कटौती की गई जोखिम राशि में बैंक की बकाया राशियाँ (रेटिंग सहित और रेटिंग रहित)	100% जोखिम भार से नीचे	:	रु. 621590.56
	100% जोखिम भार	:	रु. 304530.27
	100% से अधिक	:	रु. 60168.89
	कटौती की	:	रु. 6382.75
	योग	:	**रु. 992672.47**

तालिका डीएफ-6 ऋण जोखिम न्यूनीकरण:मानकीकृत पद्धति के लिए प्रकटीकरण

(क) गुणात्मक प्रकटीकरण

- **संपार्श्विक मूल्यांकन और प्रबंधन के लिए नीतियाँ और प्रक्रियाएँ**

  ऋण जोखिम न्यूनीकरण और संपार्श्विक प्रबंधन के लिए एक नीति निर्धारित की गई है, जिसमें पूंजी - परिकलन के लिए प्रयुक्त ऋण जोखिम न्यूनीकरण मदों के प्रति बैंक का दृष्टिकोण स्पष्ट किया गया है।

  इस नीति का उद्देश्य ऋण जोखिम न्यूनीकरण मदों का इस ढंग से वर्गीकरण और मूल्यांकन करना है कि उनके प्रकटीकरण के लिए नियामक पूंजी समायोजन किए जा सकें।

  इस नीति में व्यापक दृष्टिकोण अपनाया गया है, जिसके द्वारा ऋण जोखिम के लिए समुचित रूप से प्रति संतुलन करने के पश्चात संपार्श्विक प्रतिभूति के मूल्य के समान ऋण जोखिम राशि कारगर ढंग से घटाकर संपार्श्विक प्रतिभूति का पूर्ण रूप से समायोजन किया जा सके। इस नीति में निम्नलिखित विषयों पर ध्यान दिया गया है :

  (i) ऋण जोखिम न्यूनीकरण मदों का वर्गीकरण

  (ii) स्वीकार्य ऋण जोखिम न्यूनीकरण मदें

  (iii) ऋण जोखिम न्यूनीकरण मदों के लिए प्रलेखीकरण और विधिक प्रक्रिया

  (iv) संपार्श्विक प्रतिभूति का मूल्यांकन

  (v) संपार्श्विक प्रतिभूति की अभिरक्षा

  (vi) बीमा

  (vii) ऋण जोखिम न्यूनीकरण मदों की निगरानी

Table- B

DF-4 (e) SBI (Consolidated) Residual contractual maturity breakdown of assets as on 31.03.2009

(Rupees in crores)

	1-14 days	15-28 days	29 days & up to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1 year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	Total
1 Cash	5363.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5363.36
2 Balances with RBI	16230.72	388.64	1369.74	2212.81	2620.91	12944.83	9706.07	23111.70	68585.42
3 Balances with other Banks	23186.51	1904.45	5549.05	575.46	2026.14	1236.76	1686.51	13488.21	49653.09
4 Investments	23987.47	5613.52	27530.61	12193.11	13184.98	45140.81	71641.78	162693.15	361985.43
5 Advances	97969.41	11991.55	49144.30	38788.28	38698.20	326116.28	71203.83	116446.74	750358.59
6 Fixed Assets	17.90	0.00	0.00	0.00	0.00	3.30	2.38	5117.10	5140.68
7 Other Assets	22006.29	4079.60	1341.42	5546.43	8590.74	5832.37	395.92	4659.64	52452.41
TOTAL	**188761.66**	**23977.76**	**84935.12**	**59316.09**	**65120.97**	**391274.35**	**154636.49**	**325516.54**	**1293538.98**

TABLE DF-5 : CREDIT RISK:
DISCLOSURES FOR PORTFOLIOS SUBJECT TO STANDARDISED APPROACH

(a) **Qualitative Disclosures:**

- **Names of Credit Rating Agencies used, plus reasons for any changes**

  As per the RBI Guidelines, the Bank has identified CARE, CRISIL, ICRA and FITCH India (Domestic Credit Rating Agencies) and FITCH, Moody's and S&P (International Rating Agencies) as approved Rating Agencies, for the purpose of rating Domestic and Overseas Exposures, respectively, whose ratings are used for the purpose of capital calculation.

- **Types of exposures for which each Agency is used**

  (i) For Exposures with a contractual maturity of less than or equal to one year (except Cash Credit, Overdraft and other Revolving Credits), Short-term Ratings given by approved Rating Agencies is used.

  (ii) For Domestic Cash Credit, Overdraft and other Revolving Credits (irrespective of the period) and for Term Loan exposures of over 1 year, Long Term Ratings is used.

  (iii) For Overseas Exposures, irrespective of the contractual maturity, Long Term Ratings given by approved Rating Agencies is used.

- **Description of the process used to transfer Public Issue Ratings onto comparable assets in the Banking Book**

  Long-term Issue Specific Ratings (For the Bank's own exposures or other issuance of debt by the same borrower-constituent/ counter-party) or Issuer (borrower-constituents/counter-party) Ratings are applied to other unrated exposures of the same borrower-constituent/counter-party in the following cases :

  - If the Issue Specific Rating or Issuer Rating maps to Risk Weight equal to or higher than the unrated exposures, any other unrated exposure on the same counter-party is assigned the same Risk Weight, if the exposure ranks pari passu or junior to the rated exposure in all respects.
  - In cases where the borrower-constituent/counter-party has issued a debt (which is not a borrowing from the Bank), the rating given to that debt is applied to the Bank's unrated exposures, if the Bank's exposure ranks pari passu or senior to the specific rated debt in all respects and the maturity of unrated Bank's exposure is not later than the maturity of rated debt.

(b) **Quantitative Disclosures as on 31.03.2009**	**(Amount in Rupee crores)**
For exposure amounts after risk mitigation subject to the standardised approach, amount of a bank's outstandings (rated and unrated) in each risk bucket as well as those that are deducted	Below 100% RW : Rs. 621590.56 100% RW : Rs. 304530.27 More than 100% : Rs. 60168.89 Deducted : Rs. 6382.75
	Total : Rs. 992672.47

TABLE DF-6 : CREDIT RISK MITIGATION: DISCLOSURES FOR STANDARDISED APPROACH

(a) **Qualitative Disclosures :**

- **Policies and Processes for Collateral Valuation and Management**

  A Credit Risk Mitigation and Collateral Management Policy, addressing the Bank's approach towards the credit risk mitigants used for capital calculation is in place.

  The objective of this Policy is to enable classification and valuation of credit risk mitigants in a manner that allows regulatory capital adjustment to reflect them.

  The Policy adopts the Comprehensive Approach, which allows full offset of collateral (after appropriate haircuts), wherever applicable against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. The following issues are addressed in the Policy :

  (i) Classification of credit risk mitigants
  (ii) Acceptable credit risk mitigants
  (iii) Documentation and legal process requirements for credit risk-mitigants
  (iv) Valuation of collateral
  (v) Custody of collateral
  (vi) Insurance
  (vii) Monitoring of credit risk mitigants

- **बैंक द्वारा मुख्यतया जिस प्रकार की संपार्श्विक प्रतिभूतियाँ ली गई हैं उनका ब्योरा**

  मानकीकृत प्रक्रिया के अंतर्गत सामान्यतया निम्नलिखित संपार्श्विक प्रतिभूतियों को ऋण जोखिम न्यूनीकरण मदों के रूप में मान्यता प्राप्त है:

  - नकदी या नकदी समतुल्य (बैंक जमाराशियाँ/एनएससी/किसान विकास पत्र/एलआईसी पॉलिसी आदि)
  - स्वर्ण
  - केंद्रीय / राज्य सरकारों द्वारा जारी प्रतिभूतियाँ
  - ऐसी ऋण प्रतिभूतियाँ जिन्हें बीबीबी या बेहतर रेटिंग प्राप्त है / अल्पावधि ऋण लिखतों के लिए पीआर 3 / पी 3 / एफ 3 / ए 3

- **मुख्यतया जिस प्रकार के प्रतिपक्षीय गारंटीकर्ता स्वीकार किए जाते हैं उनका ब्योरा और उनकी ऋण - पात्रता**

  बैंक भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुरूप निम्नलिखित संस्थाओं को पात्र गारंटीकर्ताओं के रूप में स्वीकार करता है :

  - सरकार, सरकारी संस्थाएँ (बीआईएस, आईएमएफ, यूरोपीय केंद्रीय बैंक और यूरोपीय समुदाय तथा बहुदेशीय विकास बैंक, ईसीजीसी और सीजीटीएमएसई, सरकारी क्षेत्र के उद्यम, बैंक और प्राथमिक व्यापारी (प्राइमरी डीलर) जिनका प्रतिपक्ष की तुलना में कम जोखिम भार हो।
  - अन्य गारंटीकर्ता जिनकी बाह्य रेटिंग एए या बेहतर हो। यदि गारंटीकर्ता कोई मूल, संबद्ध कंपनी या अनुषंगी हो तो उनका जोखिम भार गारंटी के लिए बैंक द्वारा मान्यताप्राप्त बाध्यताधारी (ऑब्लिगर) से कम होना चाहिए। गारंटीकर्ता की रेटिंग उस संस्था की रेटिंग के समान होनी चाहिए जिसकी उस संस्था की सभी देयताओं और बाध्यताओं (गारंटियों में भी) में हिस्सेदारी है ।

जोखिम न्यूनीकरण मदों के भीतर अधिक जोखिम वाले (बाजार या ऋणों) के बारे में जानकारी :

बैंक का आस्ति - संविभाग भलीभांति विविधीकृत है जिसके लिए विभिन्न प्रकार की संपार्श्विक प्रतिभूतियाँ प्राप्त की गई हैं, यथा :-

- ऊपर सूचीबद्ध पात्र वित्तीय संपार्श्विक प्रतिभूतियाँ
- सरकारों और अच्छी रेटिंग वाले कारपोरेटों द्वारा गारंटियाँ,
- प्रतिपक्षों की अचल और चालू आस्तियाँ,

(ख) **मात्रात्मक प्रकटीकरण: 31.03.2009 को स्थिति**	**(राशि करोड़ रुपये में)**
मानकीकृत पद्धति के अंतर्गत प्रकटित ऋण जोखिम संविभाग हेतुं मार्जिन लागू करने के पश्चात पात्र वित्तीय संपार्श्विक द्वारा संरक्षित कुल ऋण	रु. 112650.38

तालिका डीएफ-7: प्रतिभूतिकरण: मानकीकृत पद्धति संबंधी प्रकटीकरण (31.03.2009 को)

गुणात्मक प्रकटीकरण

- प्रतिभूतिकरण गतिविधियों के संबंध में बैंक का उद्देश्य लाभ-समानुपातों, आस्ति निष्पादन एवं गुणवत्ता और इच्छित विनिधान एवं परिपक्वता क्षेत्रों में बेहतरी प्राप्त करना है।
- स्पेशल परपज वेहिकल (एसपीवी) को अंतरित आस्तियों की बिक्री में हुए घाटे को प्रारंभ में ही शामिल कर लिया जाएगा।
- प्रतिभूतिकृत आस्तियों की बिक्री पर हुए लाभ का एसपीवी द्वारा प्रदत्त पास थ्रू प्रमाण पत्र (पी टी सी) में दी गई अवधि के अंतर्गत परिशोधन किया जाएगा।

मात्रात्मक प्रकटीकरण

कोई भी प्रतिभूतिकरण जोखिम नहीं है, इसलिए कोई मात्रात्मक प्रकटीकरण नहीं किया जा रहा है।

तालिका डीएफ-8 : व्यापार-बही में बाजार-जोखिम
31.03.2009 को मानकीकृत अवधि पद्धति का उपयोग करते हुए बैंकों के लिए प्रकटीकरण

गुणात्मक प्रकटीकरण :

1) बाजार जोखिम की गणना के अंतर्गत - **मानकीकृत अवधि** पद्धति द्वारा निम्नलिखित संविभागों को शामिल किया गया है :
   - 'व्यापार के लिए रखी गई' और 'बिक्री के लिए उपलब्ध' श्रेणियों के अंतर्गत आने वाली प्रतिभूतियाँ
   - 'व्यापार के लिए रखी गई' और 'बिक्री के लिए उपलब्ध' श्रेणियों की प्रतिभूतियों की प्रतिरक्षा के लिए और व्यापार के लिए डेरीवेटिव्स निष्पादित किए गए।
2) जोखिम प्रबंधन संरचना के लिए बैंक और अनुषंगियों के संबंधित बोर्डों के अनुमोदन के आधार पर बाजार जोखिम प्रबंधन विभाग (एमआरएमडी)/मध्य कार्यालय खोले गए हैं। बाजार जोखिम इकाइयां - राजकोष परिचालनों में बाजार जोखिम की पहचान, उनके मूल्यांकन, निगरानी और रिपोर्टिंग के लिए उत्तरदायी होती है।
3) प्रत्येक आस्ति वर्ग के लिए - सुस्पष्ट बाजार जोखिम प्रबंधन मानदंडों सहित बोर्ड द्वारा अनुमोदित व्यापार और विनिधान नीतियां लागू की गई हैं। जोखिम निगरानी एक सतत प्रक्रिया है और निर्धारित अंतरालों पर स्थिति की सूचना शीर्ष प्रबंधन और जोखिम प्रबंधन समिति को दी जाती है।
4) जोखिम प्रबंधन और उसकी रिपोर्टिंग सर्वश्रेष्ठ अंतर्राष्ट्रीय प्रथाओं के अनुसार आशोधित अवधि, आधार बिन्दु का कीमत मूल्य, अधिकतम अनुमत जोखिम, निवल आरंभिक राशि सीमा, पूरक सीमा, जोखिम मूल्य जैसे मानदंडों पर की जाती है।
5) विदेशी कार्यालय अपने निवेश-संविभाग की निगरानी उस देश के स्थानीय विनियामक की अपेक्षाओं के अनुसार करते हैं। कतिपय संविभागों के किसी एक विनिधान के लिए स्टाप लोस लिमिट और जोखिम सीमाएँ निर्धारित की गई है।
6) जोखिम रूपरेखाओं का विश्लेषण किया जाता है और उनकी प्रभावकारिता की निरंतर आधार पर निगरानी की जाती है।
7) फोरेक्स ओपन पोजीसन सीमाएं (दिन/रात), सौदावार हानिरहित सीमाएं, हानि नियंत्रित सीमाएं, प्रति मुद्रा व्यापार के संबंध में लाभ/हानि की उचित निगरानी रखी जाती है और अपवादात्मक सूचना पर नियमित ध्यान दिया जाता हैं।

मात्रात्मक प्रकटीकरण :

31.03.2009 की स्थिति के अनुसार - बाजार जोखिम के लिए न्यूनतम विनियामक पूँजी अपेक्षा निम्नवत है : (रुपये करोड़ में)

• ब्याज दर जोखिम (डेरीवेटिव्स सहित)	:	2,041.71
• ईक्विटी स्थिति जोखिम	:	1,615.29
• विदेशी विनिमय जोखिम (जिनमें स्वर्ण शामिल है)	:	109.93
योग	:	**3,766.93**

- **Description of the main types of Collateral taken by the Bank**

  The following Collaterals are usually recognised as Credit Risk Mitigants under the Standardised Approach :
  - Cash or Cash equivalent (Bank Deposits/NSCs/KVP/LIC Policy, etc.)
  - Gold
  - Securities issued by Central / State Governments
  - Debt Securities rated BBB- or better/ PR3/P3/F3/A3 for Short-Term Debt Instruments

- **Main types of Guarantor Counterparty and their creditworthiness**

  The Bank accepts the following entities as eligible guarantors, in line with RBI Guidelines :
  - Sovereign, Sovereign entities [including Bank for International Settlements (BIS), International Monetary Fund (IMF), European Central Bank and European Community as well as Multilateral Development Banks, Export Credit & Guarantee Corporation (ECGC) and Credit Guarantee Fund Trust for Micro and Small Enterprises (CGTMSE)], Public Sector Enterprises (PSEs), Banks and Primary Dealers with a lower risk weight than the Counterparty.
  - Other guarantors having an external rating of AA or better. In case the guarantor is a parent company, affiliate or subsidiary, they should enjoy a risk weight lower than the obligor for the guarantee to be recognised by the Bank. The rating of the guarantor should be an entity rating which has factored in all the liabilities and commitments (including guarantees) of the entity.

Information about (Market or Credit) risk concentrations within the mitigation taken:

The Bank has a well-dispersed portfolio of assets which are secured by various types of collaterals, such as:-
- Eligible financial collaterals listed above,
- Guarantees by sovereigns and well-rated corporates,
- Fixed assets and current assets of the counterparty.

(b) **Quantitative Disclosures: Status as on 31.03.2009**	**(Amount in Rupee crores)**
For disclosed Credit Risk Portfolio under Standardised Approach, the total exposure that is covered by eligible financial collateral, after the application of haircuts:	Rs. 112650.38

TABLE DF-7 : SECURITISATION: DISCLOSURES FOR STANDARDISED APPROACH
As on 31.03.2009

Qualitative Disclosures
- Bank's objective in relation to Securitisation activity is to achieve improvements in leverage ratios, asset performance & quality and to achieve desirable investment & maturity characteristics.
- Loss on sale on transfer of assets to Special Purpose Vehicle (SPV) shall be recognised upfront.
- Profit on sale of the securitised assets shall be amortised over the life of the Pass Through Certificates (PTCs) assets issued or to be issued by SPV.

Quantitative Disclosures

As there are no securitization exposures, no quantitative disclosures are being made.

TABLE DF-8 : MARKET RISK IN TRADING BOOK

Disclosures for banks using the Standardised Duration Approach as on 31.03.2009

Qualitative disclosures:

1) The following portfolios are covered by the **Standardised Duration** approach for calculation of Market Risk:
   - Securities held under the Held for Trading (HFT) and Available for Sale (AFS) categories.
   - Derivatives entered into for hedging HFT and AFS securities and Derivatives entered into for Trading.
2) Market Risk Management Department (MRMD)/Mid-Office have been put in place based on the approval accorded by the respective Boards of Banks and other subsidiaries for the Risk Management Structure. Market risk units are responsible for identification, assessment, monitoring and reporting of Market Risk in Treasury operations.
3) Board approved Trading policies and Investment Policies with defined Market Risk management parameters for each asset class are in place. Risk monitoring is an ongoing process with the position reported to the Top management and the Risk Management Committee of the Board at stipulated intervals.
4) Risk Management and reporting is based on parameters such as a Modified Duration, Price Value of Basis Point (PVBP), Maximum permissible Exposures, Net Open Position limits, Gap limits, Value at Risk (VaR) etc, in line with the global best practices.
5) Respective Foreign Offices are responsible for risk monitoring of their investment portfolio as per the local regulatory requirements. Stop loss limit for individual investments and exposure limits for certain portfolios have been prescribed.
6) Risk Profiles are analysed and their effectiveness is monitored on an ongoing basis.
7) Forex open position limits (Daylight/Overnight), Deal wise cut-loss limits, Stop loss limit, Profit/Loss in respect of Cross Currency trading are properly monitored and exception reporting is regularly carried out.

Quantitative disclosures:

Minimum Regulatory Capital requirements for market risk as on 31.03.2009 is as under: (Rs in crores)

• Interest rate risk (Including Derivatives)	:	2,041.71
• Equity position risk	:	1,615.29
• Foreign exchange risk (Including Gold)	:	109.93
Total	:	**3,766.93**

तालिका डी एफ - 9
परिचालन - जोखिम

31.03.2009 को स्थिति

क. परिचालन जोखिम प्रबंधन कार्य की संरचना एवं संगठन

- परिचालन जोखिम प्रबंधन विभाग भारतीय स्टेट बैंक के साथ-साथ उसकी प्रत्येक बैंकिंग अनुषंगी में कार्यरत है जो परिचालन जोखिम अभिशासन के समन्वित तंत्र का ही हिस्सा है और यह अपने अपने मुख्य जोखिम अधिकारी के नियंत्रणाधीन कार्य करता है।

ख. परिचालन जोखिम को नियंत्रित और कम करने संबंधी नीतियां

- परिचालन जोखिम प्रबंधन नीति, जिसमें परिचालन जोखिमों की व्यवस्थित एवं कार्यक्षम पहचान, निर्धारण, मापन, निगरानी कम करने एवं रिपोर्ट करने हेतु एक स्पष्ट एवं समनुरूप परिचालन जोखिम प्रबंधन रूपरेखा की बात कही गई है, बैंक में लागू है।
- व्यवसाय निरंतरता योजना संबंधी नीति (बीसीपी) बैंक में लागू है।
- अपने ग्राहक को जानिए (केवाईसी) मानक संबंधी नीति और धन शोधन निवारक (एएमएल) उपाय बैंक में लाग हैं।
- धोखाधड़ी जोखिम प्रबंधन नीति बैंक में लागू है।

ग. कार्यनीतियाँ और प्रक्रियाएँ :

- बैंक द्वारा एक "अनुदेशावली" जारी की गई है, जिसमें बैंकिंग के विभिन्न प्रकार के लेनदेन की प्रक्रिया के संबंध में विस्तृत दिशानिर्देश दिए गए हैं। इन दिशानिर्देशों में किए गए संशोधन और आशोधन सभी कार्यालयों को परिपत्र भेजकर कार्यान्वित किए गए हैं। दिशानिर्देश और अनुदेश जॉब कार्डों, ई-सर्कुलरों, प्रशिक्षण कार्यक्रमों आदि के माध्यम से भी प्रसारित किए गए हैं।
- बैंक द्वारा वित्तीय अधिकारों के प्रत्यायोजन के संबंध में सभी कार्यालयों को आवश्यक अनुदेश जारी किए गए हैं जिनमें विभिन्न प्रकार के वित्तीय लेनदेन के लिए विभिन्न स्तरों के अधिकारियों के संस्वीकृति अधिकारों का ब्योरा दिया गया है।
- भारतीय स्टेट बैंक और सहयोगी बैंकों की सभी शाखाओं को कोर बैंकिंग प्रणाली (सीबीएस) के अंतर्गत लाया गया।

  जोखिम का प्रबंध बेहतर ढंग से करने के लिए परिचालन जोखिमों के कारण होने वाले नुकसानों का एक व्यापक आंकड़ा आधार तैयार करने की प्रक्रिया शुरू की गई है।
- स्टाफ को प्रशिक्षण - परिचालन जोखिम की जानकारी बैंक के शीर्ष प्रशिक्षण संस्थानों और ज्ञानार्जन केंद्रों में विभिन्न श्रेणियों के स्टाफ के लिए संचालित प्रशिक्षण कार्यक्रमों में जोखिम प्रबंधन माड्यूलों के हिस्से के रूप में शामिल की गई है।
- बीमा - बैंक द्वारा भावी परिचालन जोखिम के लिए बीमा कराया गया है।
- आंतरिक लेखापरीक्षक नियंत्रण प्रणालियों की पर्याप्तता की जांच एवं मूल्यांकन तथा प्रभावकारिता और विशिष्ट नियंत्रण कार्यविधियों की क्रियाशीलता के लिए जबाबदार हैं। वे स्थापित प्रणालियों की समीक्षा भी करते हैं जिससे विधिक एवं विनियामक अपेक्षाओं, आचार संहिता और नीतियों एवं कार्यविधियों का कार्यान्वयन का अनुपालन सुनिश्चित हो सके।
- जोखिम और नियंत्रण स्व मूल्यांकन (आरसीएसए) प्रक्रिया की देशी शाखाओं और केन्द्रीकृत प्रक्रिया केन्द्रों में शुरुआत की जा रही है, ताकि बैंक में परिचालन जोखिमों की पहचान, आकलन, नियंत्रण और न्यूनीकरण किया जा सके।
- महत्वपूर्ण परिचालन जोखिमों का विस्तृत निर्धारण फोकस ग्रुप द्वारा किया जाता है। इस फोकस ग्रुप में नियंत्रक कार्यालयों के वरिष्ठ अधिकारी शामिल होते हैं। ये ग्रुप सम्पूर्ण बैंक में कार्यान्वयन करने हेतु नियंत्रण एवं (जोखिम) कम करने के उपाय भी सुझाते हैं।

घ. जोखिम रिपोर्ट करने एवं मापन प्रणालियों का कार्यक्षेत्र एवं प्रकृति-

- धोखाधड़ी पर रिपोर्टों के शीघ्र प्रेषण की एक प्रणाली बैंक में लागू है। निवारक सतर्कता की एक व्यापक प्रणाली समूह की सभी व्यवसाय इकाइयों में स्थापित की गई है। दिनांक 31.03.2009 के लिए, परिचालन जोखिम हेतु पिछले 3 वर्षों की औसत सकल आय के 15% के पूंजी प्रभार के साथ मूल संकेतक दृष्टिकोण अपनाया गया है।

तालिका डी एफ-10
बैंकिंग बही में ब्याज दर जोखिम

1. गुणात्मक प्रकटीकरण

ब्याज दर जोखिम :

ब्याज दर जोखिम आंतरिक एवं बाह्य कारणों से बैंक की निवल ब्याज आय तथा उसकी आस्तियों एवं देयताओं के मूल्य में होने वाले उतार-चढाव से संबंधित है। आंतरिक कारणों में बैंक की आस्तियों एवं देयताओं की संरचना, गुणवत्ता, परिपक्वता, ब्याज दर तथा जमा राशियों, उधार, ऋणों एवं निवेशों की पुनर्मूल्यन अवधि शामिल हैं। बाह्य कारणों के अंतर्गत सामान्य आर्थिक स्थितियाँ आती हैं। तुलन-पत्र की स्थिति के आधार पर बढ़ती अथवा घटती ब्याज दरें बैंक को प्रभावित करती हैं। ब्याज दर जोखिम बैंक के तुलन-पत्र की आस्ति एवं देयता दोनों तरफ रहता है।

आस्ति देयता प्रबंधन समिति तुलन-पत्र जोखिमों की अनवरत पहचान एवं विश्लेषण तथा बैंक की आस्ति देयता प्रबंधन नीति के जरिए इन जोखिमों के प्रभावी प्रबंधन के लिए मापदंड निर्धारित करने हेतु उपयुक्त प्रणालियाँ एवं कार्यविधियाँ तैयार करने के लिए जिम्मेदार है। अत: आस्ति देयता प्रबंधन समिति जोखिमों एवं प्रतिलाभों, निधीयन एवं विनियोजन, बैंक के ऋण एवं जमाराशि दरों के निर्धारण तथा बैंक की निवेश संबंधी गतिविधियों के संबंध में निदेश देने आदि की निगरानी एवं नियंत्रण करती है। निर्दिष्ट प्रकार के जोखिमों (उदाहरण के लिए ब्याज दर, चलनिधि आदि) के लिए निवेश के स्वीकृत स्तर निर्धारित कर आस्ति देयता प्रबंधन समिति बाजार जोखिम कार्यनीति भी विकसित करती है। निदेशक मंडल की जोखिम प्रबंधन समिति आस्ति देयता प्रबंधन के लिए प्रणाली के कार्यान्वयन का पर्यवेक्षण करती है और आवधिक तौर पर उसकी कार्यपद्धति की समीक्षा करती है तथा दिशानिर्देश देती है। यह बाजार जोखिम के प्रबंधन हेतु आस्ति देयता प्रबंधन समिति द्वारा लिए गए विभिन्न निर्णयों की समीक्षा करती है।

1.1 ब्याज दर अंतर के विश्लेषण, अनुरूपता, अवधि एवं जोखिम पर मूल्य के साथ ब्याज दर जोखिम निवेश को मापा जाता है। भारतीय रिजर्व बैंक ने यह निर्धारित किया है कि ब्याज दर संवेदनशीलता (पुनर्मूल्य निर्धारण अंतर) विवरण जिसे प्रत्येक महीने के अंतिम शुक्रवार को तैयार किया जाता है, के जरिए ब्याज दर जोखिम की निगरानी की जाए। तदनुसार, आस्ति देयता प्रबंधन समिति मासिक आधार पर ब्याज दर संवेदनशीलता की समीक्षा करती है।

1.2 अवधि विश्लेषण के जरिए बैंक के निवेशों के अचल आय संविभाग की ब्याज दर जोखिम का प्रबंधन किया जाता है। बैंक, उसकी आस्तियों एवं देयताओं के आर्थिक मूल्य पर ब्याज दरों में परिवर्तन के असर का मूल्यांकन करने के लिए तिमाही आधार पर अवधि अंतर विश्लेषण भी करता है और इस प्रकार ईक्विटी के बाजार मूल्य के परिवर्तन का पता लगाता है।

1.3 विभिन्न ब्याज जोखिमों की निगरानी के लिए निम्नलिखित विवेकपूर्ण सीमाओं का निर्धारण किया गया है :

ब्याज दर अस्थिरता के कारण परिवर्तन	**अधिकतम प्रभाव (पूँजी एवं आरक्षितियों के प्रतिशत के रूप में)**
निवल ब्याज आय में परिवर्तन (आस्तियों एवं देयताओं दोनों के लिए ब्याज दरों में 1% परिवर्तन के साथ)	5%
ईक्विटी के बाजार मूल्य में परिवर्तन (आस्तियों एवं देयताओं के लिए ब्याज दरों में 1% परिवर्तन के साथ)	20%

1.4 बाजार जोखिम के कारण समग्र प्रतिकूल असर को पूँजी एवं आरक्षितियों की 20% की सीमा तक सीमित करना विवेकपूर्ण सीमा का उद्देश्य है, जबकि शेष पूँजी एवं आरक्षितियाँ ऋण एवं परिचालन जोखिम से सुरक्षा प्रदान करती है।

1.5 अवधि अंतर : उपलब्ध बाजार ब्याज दर के किसी परिवर्तन के सहारे आस्तियों एवं देयताओं के मूल्य के परिवर्तन की पहचान कर अवधि अंतर विश्लेषण द्वारा ईक्विटी के बाजार मूल्य पर ब्याज दर परिवर्तन के प्रभाव की निगरानी की जाती है। आस्ति एवं देयताओं दोनों के लिए ब्याज दरों में 1 प्रतिशत समानांतर परिवर्तन के साथ ईक्विटी के मूल्य (आरक्षितियाँ सहित) के परिवर्तन का आकलन किया जाना चाहिए। ब्याज दरों में 1 प्रतिशत परिवर्तन के साथ उस अधिकतम सीमा को पूँजी एवं आरक्षितियों के 20% तक सीमित कर दिया जाना चाहिए, जहाँ तक ईक्विटी का मूल्य (आरक्षितियों सहित) बाधित होता हो।

2. परिमाणात्मक प्रकटीकरण

जोखिम पर अर्जन

(रुपये करोड़ में)

आस्तियाँ	देयताएँ	निवल ब्याज
उधार दर / निवेश पर आय में **100 आधार अंकों की वृद्धि**	सावधि जमा / उधार लागत में **100 आधार अंकों की वृद्धि**	**आय पर असर 2516.56**

ईक्विटी का बाजार मूल्य

मार्च 2009 तक	राशि करोड़ रुपये में
ईक्विटी के बाजार मूल्य पर प्रभाव	**1137.73**

TABLE DF-9 : OPERATIONAL RISK

Status as on 31.03.2009

A. The structure and organization of Operational Risk Management function

- The Operational Risk Management Department is functioning in SBI as well as each of the Associate Banks as part of the Integrated Risk Governance Structure under the control of respective Chief Risk Officer.

B. Policies for control and mitigation of Operational Risk

- Operational Risk Management Policy, seeking to establish explicit and consistent Operational Risk Management Framework for systematic and proactive identification, assessment, measurement, monitoring, mitigation and reporting of the Operational Risks is in place.
- Policy on Business Continuity Planning (BCP) is in place.
- Policy on Know Your Customer (KYC) Standards and Anti Money Laundering (AML) Measures is in place.
- Policy on Fraud Risk Management is in place.

C. Strategies and Processes -

The following measures are being used by the Bank to control and mitigate Operational Risks:·

- Bank has issued "Book of Instructions", which contain detailed procedural guidelines for processing various banking transactions. Amendments and modifications to these guidelines are implemented through circulars sent to all the offices. Guidelines and instructions are also propagated through Job Cards, E-Circulars, Training Programs, etc.·
- Bank has issued necessary instructions to all offices regarding Delegation of Financial powers, which details sanctioning powers of various levels of Officials for different types of financial transactions.
- All branches of State Bank of India as well as Associate Banks have been brought under Core Banking System (CBS).
- The process of building a comprehensive database of losses due to Operational Risks has been initiated, to facilitate better risk management.
- Training of staff - Inputs on Operational Risk are included as a part of Risk Management modules in the training programs conducted for various categories of staff at Bank's Apex Training Institutes and Learning Centers.
- Insurance - Bank has obtained Insurance cover for most of the potential operational risks.
- Internal Auditors are responsible for the examination and evaluation of the adequacy and effectiveness of the control systems and the functioning of specific control procedures. They also conduct review of the systems established to ensure compliance with legal and regulatory requirements, codes of conduct and the implementation of policies and procedures.
- Risk and Control Self Assessment (RCSA) process is being rolled out in domestic branches and Centralised Processing Cells (CPCs) for identification, assessment, control and mitigation of Operational Risks in the Bank.
- Detailed assessment of significant Operational Risks is conducted by Focus Groups consisting of Senior Officials at Controlling Offices. These Groups also suggest control and mitigation measures for implementation across the Bank.

D. The scope and nature of Risk Reporting and Measurement Systems -

- A system of prompt submission of reports on Frauds is in place in the Bank. A comprehensive system of Preventive Vigilance has been established in all the business units of the Group.· For 31.03.2009, Basic Indicator Approach with capital charge of 15% of average gross income for previous 3 years is adopted for Operational Risk.

TABLE DF-10
INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

1. Qualitative Disclosures

INTEREST RATE RISK:

Interest rate risk refers to fluctuations in Bank's Net Interest Income and the value of its assets and liabilities arising from internal and external factors. Internal factors include the composition of the Bank's assets and liabilities, quality, maturity, interest rate and re-pricing period of deposits, borrowings, loans and investments. External factors cover general economic conditions. Rising or falling interest rates impact the Bank depending on Balance Sheet positioning. Interest rate risk is prevalent on both the asset as well as the liability sides of the Bank's Balance Sheet.

The Asset - Liability Management Committee (ALCO) which is responsible for evolving appropriate systems and procedures for ongoing identification and analysis of Balance Sheet risks and laying down parameters for efficient management of these risks through Asset Liability Management Policy of the Bank. ALCO, therefore, periodically monitors and controls the risks and returns, funding and deployment, setting Bank's lending and deposit rates, and directing the investment activities of the Bank. ALCO also develops the market risk strategy by clearly articulating the acceptable levels of exposure to specific risk types (i.e. interest rate, liquidity etc). The Risk Management Committee of the Board of Directors (RMCB) oversees the implementation of the system for ALM and review its functioning periodically and provide direction. It reviews various decisions taken by Asset - Liability Management Committee (ALCO) for managing market risk.

1.1 Interest rate risk exposure is measured with Interest Rate Gap analysis, Simulation, Duration and Value-at-Risk (VaR). RBI has stipulated monitoring of interest rate risk at monthly intervals through a Statement of Interest Rate Sensitivity (Repricing Gaps) to be prepared as the last Reporting Friday of each month. Accordingly, ALCO reviews Interest Rate Sensitivity statement on monthly basis.

1.2 Interest rate risk in the Fixed Income portfolio of Bank's investments is managed through Duration analysis. Bank also carries out Duration Gap analysis (on quarterly basis) to estimate the impact of change in interest rates on economic value of bank's assets and liabilities and thus arrive at changes in Market Value of Equity (MVE).

1.3 The following prudential limits have been fixed for monitoring of various interest risks:

Changes on account of Interest rate volatility	Maximum Impact (as % of capital and reserve)
Changes in Net Interest Income (with 1% change in interest rates for both assets and liabilities)	5%
Change in Market value of Equity (with 1% change in interest rates for assets and liabilities)	20%

1.4 The prudential limit aims to restrict the overall adverse impact on account of market risk to the extent of 20% of capital and reserves, while part of the remaining capital and reserves serves as cushion for credit and operational risk.

1.5 **Duration Gap:** The impact of interest rate changes on the Market Value of Equity is monitored through Duration Gap analysis by recognising the changes in the value of assets and liabilities by a given change in the market interest rate. The change in value of equity (including reserves) with 1% parallel shift in interest rates for both assets and liabilities needs to be estimated. Maximum limit up to which the value of the equity (including reserves) will get affected with 1% change in interest rates to be restricted to 20% of capital and reserves.

2. Quantitative Disclosures

Earnings at Risk (EaR)

(Rs.in crores)

Assets	Liabilities	Impact on NII
Lending rate / yield on investment **increase** by **100 bps.**	Term Deposit / Borrowing Cost **increases** by **100 bps.**	**2516.56**

Market Value of Equity (MVE)

As at March 2009	Amount in Rs. crores
Impact on Market Value of Equity (MVE)	**1137.73**

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank of India
in U.S. Dollars

Exchange Rates used for Conversion:

1 US $ = Rs.50.7200 as on March 31, 2009

1 US $ = Rs.40.1200 as on March 31, 2008

BALANCE SHEET OF STATE BANK OF INDIA AS ON 31ST MARCH 2009

(000s omitted)

CAPITAL AND LIABILITIES	Schedule No.	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
Capital	1	125,174	157,395
Reserves & Surplus	2	11,299,845	12,064,106
Deposits	3	146,307,793	133,949,138
Borrowings	4	10,590,237	12,893,173
Other Liabilities and Provisions	5	21,825,232	20,778,240
TOTAL		190,148,281	179,842,052

ASSETS	Schedule No.	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
Cash and balances with Reserve Bank of India	6	10,951,532	12,845,118
Balances with banks and money at call & short notice	7	9,632,813	3,971,017
Investments	8	54,407,326	47,233,617
Advances	9	106,960,411	103,880,408
Fixed Assets	10	756,673	840,848
Other Assets	11	7,439,526	11,071,044
TOTAL		190,148,281	179,842,052
Contingent Liabilities	12	142,685,283	202,092,842
Bills for Collection	—	8,649,560	4,722,532
Principal Accounting Policies	17		
Notes on Accounts	18		

SCHEDULE 1 — CAPITAL

(000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
Authorised Capital – 1,000,000,000 shares of Rs. 10 each	197,161	249,252
Issued Capital – 63,49,68,500 (Previous Year 63,15,58,654) Equity Shares of Rs. 10 each	125,191	157,417
Subscribed and Paid up Capital 63,48,80,222 (previous year 63,14,70,376) shares of Rs. 10 each [includes 2,71,28,722 (4,24,81,772 as on 31.3.08) shares represented by 1,35,64,361 (2,12,40,886 as on 31.03.08) Global Depository Receipts]	125,174	157,395
TOTAL	125,174	157,395

SCHEDULE 2 — RESERVES & SURPLUS

(000s omitted)

		As on 31.3.2009 (Current Year)		As on 31.3.2008 (Previous Year)	
		US $	US $	US $	US $
I.	**Statutory Reserves**				
	Opening Balance	4,972,025		5,079,521	
	Additions during the year	1,086,076		1,206,151	
	Deductions during the year	—		—	
			6,058,101		6,285,672
II.	**Capital Reserves**				
	Opening Balance	83,317		104,223	
	Additions during the year	166,546		1,107	
	Deductions during the year	—		—	
			249,863		105,330
III.	**Share Premium**				
	Opening Balance	3,962,730		875,019	
	Additions during the year	110,444		4,141,849	
	Deductions during the year	239		7,155	
			4,072,935		5,009,713
IV.	**Investment Reserve**				
	Opening Balance	12,259		—	
	Additions during the year	—		15,499	
	Deductions during the year	12,259		—	
			—		15,499
V.	**Revenue and Other Reserves***				
	Opening Balance	477,096		1,544,257	
	Additions during the year	132,979		74,776	
	Deductions during the year	1,694		1,015,886	
			608,381		603,147
VI.	**Foreign Currency Translation Reserve**				
	Opening Balance	35,328		66,950	
	Additions during the year	275,170		—	
	Deductions during the year	—		22,290	
			310,498		44,660
VII.	**Balance of Profit and Loss Account**		67		85
	*Includes US $ 985,804 (previous year US $ 1,246,261) of Integration and Development Fund (maintained under Section 36 of the State Bank of India Act, 1955)				
	TOTAL		11,299,845		12,064,106

SCHEDULE 3 — DEPOSITS

(000s omitted)

			As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
			US $	US $
A. I.	**Demand Deposits**			
	(i) From banks		2,121,814	3,069,144
	(ii) From others		19,714,459	21,390,858
II.	**Savings Bank Deposits**		39,082,072	38,441,996
III.	**Term Deposits**			
	(i) From banks		2,692,658	1,761,086
	(ii) From others		82,696,790	69,286,054
		TOTAL	146,307,793	133,949,138
B. (i)	Deposits of branches in India		139,990,440	128,284,164
(ii)	Deposits of branches outside India		6,317,353	5,664,974
		TOTAL	146,307,793	133,949,138

SCHEDULE 4 — BORROWINGS

(000s omitted)

			As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
			US $	US $
I.	**Borrowings in India**			
	(i) Reserve Bank of India		—	324,028
	(ii) Other Banks		181,378	1,957,523
	(iii) Other Institutions and Agencies		543,840	909,510
II.	**Borrowings outside India**		9,865,019	9,702,112
		TOTAL	10,590,237	12,893,173
Secured borrowings included in I & II above			566,168	1,088,703

SCHEDULE 5 — OTHER LIABILITIES AND PROVISIONS

(000s omitted)

		As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
I.	Bills Payable	3,732,231	4,775,649
II.	Inter-office adjustments (net)	1,125,141	—
III.	Interest accrued	1,363,990	1,269,247
IV.	Deferred Tax Liabilities (net)	—	—
V.	Others (including provisions) Includes sub-ordinated debt of $ 5357.73 million ($ 4681.42 million as an 31.03.2008) and perpetual bonds of $ 625.00 million ($ 625.00 million as on 31.03.2008)	15,603,870	14,733,344
	TOTAL	21,825,232	20,778,240

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000s omitted)

		As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
I.	Cash in hand (including foreign currency notes and gold)	846,908	802,669
II.	Balances with Reserve Bank of India		
	(i) In Current Account	10,104,129	5,209,523
	(ii) In Other Accounts	495	6,832,926
	TOTAL	10,951,532	12,845,118

SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000s omitted)

		As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
I. In India			
(i) Balances with banks			
(a) In Current Accounts		182,612	275,473
(b) In Other Deposit Accounts		2,107,452	650,129
(ii) Money at call and short notice			
(a) With banks		2,603,938	1,684,696
(b) With other institutions		—	—
	TOTAL	4,894,002	2,610,298
II. Outside India			
(i) In Current Accounts		2,692,536	312,143
(ii) In Other Deposit Accounts		261,621	186,728
(iii) Money at call and short notice		1,784,654	861,848
	TOTAL	4,738,811	1,360,719
	GRAND TOTAL	9,632,813	3,971,017

SCHEDULE 8 — INVESTMENTS (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
I. Investments in India in		
(i) Government Securities	44,601,236	35,078,274
(ii) Other approved securities	373,163	682,515
(iii) Shares	905,051	1,122,267
(iv) Debentures and Bonds	2,935,524	4,394,012
(v) Subsidiaries and/or Joint Ventures	713,133	938,799
(vi) Others (Units / Commercial Papers etc.)	3,601,048	3,728,825
TOTAL	53,129,155	45,944,692
II. Investments outside India in		
(i) Government Securities (including local authorities)	146,410	98,263
(ii) Subsidiaries and/or joint ventures abroad	247,528	152,992
(iii) Other investments (Shares, Debentures etc.)	884,233	1,037,670
TOTAL	1,278,171	1,288,925
GRAND TOTAL (I+II)	54,407,326	47,233,617
III. Investments in India		
(i) Gross Value of Investments	53,408,200	46,181,063
(ii) Less : Aggregate of Provisions/Depreciation	279,045	236,371
(iii) Net Investments (vide I above) TOTAL	53,129,155	45,944,692
IV. Investments Outside India		
(i) Gross Value of Investments	1,339,747	1,297,174
(ii) Less : Aggregate of Provisions/Depreciation	61,576	8,249
(iii) Net Investments (vide II above) TOTAL	1,278,171	1,288,925
GRAND TOTAL (III+IV)	54,407,326	47,233,617

SCHEDULE 9 — ADVANCES

(000s omitted)

				As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
				US $	US $
A.	(i)	Bills purchased and discounted		9,302,832	9,155,905
	(ii)	Cash credits, overdrafts and loans repayable on demand		44,100,932	37,886,341
	(iii)	Term loans		53,556,647	56,838,162
			TOTAL	106,960,411	103,880,408
B.	(i)	Secured by tangible assets (includes advances against Book Debt)		69,011,618	70,845,230
	(ii)	Covered by Bank/Government Guarantees		15,497,090	5,046,051
	(iii)	Unsecured		22,451,703	27,989,127
			TOTAL	106,960,411	103,880,408
C.	I.	Advances in India			
		(i) Priority Sector		28,319,709	29,718,473
		(ii) Public Sector		7,145,416	5,739,034
		(iii) Banks		65,894	19,358
		(iv) Others		54,515,558	54,410,560
			TOTAL	90,046,577	89,887,425
	II.	Advances outside India			
		(i) Due from banks		869,834	532,194
		(ii) Due from others			
		(a) Bills purchased and discounted		5,778,507	3,874,228
		(b) Syndicated loans		5,341,970	4,949,308
		(c) Others		4,923,523	4,637,253
			TOTAL (C-I & C-II)	16,913,834	13,992,983
			GRAND TOTAL	106,960,411	103,880,408

SCHEDULE 10 — FIXED ASSETS

(000s omitted)

		As on 31.3.2009 (Current Year)		As on 31.3.2008 (Previous Year)	
		US $	US $	US $	US $
I.	**A. Premises**				
	At cost as on 31st March of the preceding year	293,463		361,075	
	Additions during the year	20,519		10,020	
	Deductions during the year	292		96	
	Depreciation to date	125,770		138,909	
			187,920		232,090
	B. Premises including other Fixed Assets under Construction		51,940		58,389
II.	**Other Fixed Assets** (including furniture and fixtures)				
	At cost as on 31st March of the preceding year	1,293,717		1,369,191	
	Additions during the year	265,324		285,481	
	Deductions during the year	4,125		19,145	
	Depreciation to date	1,039,298		1,096,210	
			515,618		539,317
III.	**Leased Assets**				
	At cost as on 31st March of the preceding year	184,970		279,188	
	Additions during the year including adjustments	—		—	
	Deductions during the year	2,501		45,348	
	Depreciation to date including provision	181,739		221,470	
		730		12,370	
	Less : Lease Adjustment and Provisions	(465)		1,318	
			1,195		11,052
	TOTAL (I, II & III)		756,673		840,848

SCHEDULE 11 — OTHER ASSETS (000s omitted)

		As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
I.	Inter-office adjustments (net)	—	2,826,653
II.	Interest accrued	1,326,795	1,569,827
III.	Tax paid in advance/tax deducted at source	718,220	617,614
IV.	Deferred Tax Assets (Net)	202,462	10,480
V.	Stationery and stamps	18,860	23,829
VI.	Non-banking assets acquired in satisfaction of claims	70	87
VII.	Others	5,173,119	6,022,554
	TOTAL	7,439,526	11,071,044

SCHEDULE 12 — CONTINGENT LIABILITIES (000s omitted)

		As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
I.	Claims against the bank not acknowledged as debts	432,140	199,335
II.	Liability for partly paid investments	552	698
III.	Liability on account of outstanding forward exchange contracts	57,064,125	77,382,233
IV.	Guarantees given on behalf of constituents		
	(a) In India	9,176,736	8,763,493
	(b) Outside India	5,208,456	3,615,125
V.	Acceptances, endorsements and other obligations	21,508,969	18,620,662
VI.	Other items for which the bank is contingently liable	49,294,305	93,511,296
	TOTAL	142,685,283	202,092,842

PROFIT AND LOSS ACCOUNT OF STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH 2009

(000s omitted)

	Schedule No.	Year ended 31.3.2009 (Current Year)	Year ended 31.3.2008 (Previous Year)
		US $	US $
I. INCOME			
Interest earned	13	12,576,584	12,200,974
Other income	14	2,502,127	2,167,230
	TOTAL	15,078,711	14,368,204
II. EXPENDITURE			
Interest expended	15	8,461,217	7,958,394
Operating expenses	16	3,085,312	3,142,724
Provisions and contingencies		1,733,833	1,589,837
	TOTAL	13,280,362	12,690,955
III. PROFIT			
Net Profit for the year		1,798,349	1,677,249
Profit brought forward		67	85
Transfers from General Reserves		—	23
	TOTAL	1,798,416	1,677,357
APPROPRIATIONS			
Transfer to Statutory Reserves		1,043,335	1,206,150
Transfer to Investment Reserves		—	15,497
Transfer to Capital Reserves		162,964	1,107
Transfer to Revenue Reserve and Other Reserves		60,507	74,775
Dividend		363,003	338,400
Tax on Dividend		48,903	41,343
Loss from State Bank of Saurashtra		119,637	—
Balance carried over to Balance Sheet		67	85
	TOTAL	1,798,416	1,677,357
Basic Earnings per Share		3	3
Diluted Earnings per Share		3	3
Principal Accounting Policies	17		
Notes on Accounts	18		

SCHEDULE 13 — INTEREST EARNED

(000s omitted)

		Year ended 31.3.2009 (Current Year)	Year ended 31.3.2008 (Previous Year)
		US $	US $
I.	Interest/discount on advances/bills	9,149,194	8,780,686
II.	Income on investments	3,070,606	2,977,110
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	290,690	299,121
IV.	Others	66,094	144,057
	TOTAL	12,576,584	12,200,974

SCHEDULE 14 — OTHER INCOME

(000s omitted)

		Year ended 31.3.2009 (Current Year)	Year ended 31.3.2008 (Previous Year)
		US $	US $
I.	Commission, exchange and brokerage	1,501,821	1,474,141
II.	Profit on sale of investments (Net)	506,169	411,226
III.	Profit on revaluation of investments (Net)	(111)	(175,349)
IV.	Profit on sale of land, buildings and other assets and other assets including leased assets (Net)	(582)	2,752
V.	Profit on exchange transactions (Net)	232,502	172,657
VI.	Income earned by way of dividends, etc. from subsidiaries/companies and/or joint ventures abroad/in India	80,757	49,204
VII.	Income from financial lease	5,258	7,942
VIII.	Miscellaneous Income	176,313	224,657
	TOTAL	2,502,127	2,167,230

SCHEDULE 15 — INTEREST EXPENDED

(000s omitted)

		Year ended 31.3.2009 (Current Year)	Year ended 31.3.2008 (Previous Year)
		US $	US $
I.	Interest on deposits	7,479,662	6,747,902
II.	Interest on Reserve Bank of India/Inter-bank borrowings	503,748	732,412
III.	Others	477,807	478,080
	TOTAL	8,461,217	7,958,394

SCHEDULE 16 — OPERATING EXPENSES

(000s omitted)

		Year ended 31.3.2009 (Current Year)	Year ended 31.3.2008 (Previous Year)
		US $	US $
I.	Payments to and provisions for employees	1,921,789	1,940,645
II.	Rent, taxes and lighting	255,350	247,613
III.	Printing and stationery	45,903	47,078
IV.	Advertisement and publicity	49,533	43,178
V.	(a) Depreciation on bank's property (Other than Leased Assets)	145,726	162,274
	(b) Depreciation on Leased Assets	4,735	7,213
VI.	Directors' fees, allowances and expenses	197	307
VII.	Auditors' fees and expenses (including branch auditors)	20,445	24,264
VIII.	Law charges	14,710	15,068
IX.	Postage, Telegrams, Telephones, etc.	55,152	53,982
X.	Repairs and maintenance	31,662	58,780
XI.	Insurance	104,302	103,650
XII.	Other expenditure	435,808	438,672
	TOTAL	3,085,312	3,142,724

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), accounting standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the practices prevalent in the banking industry in India.

B. Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of banks' foreign offices, income is recognised as per the local laws of the country in which the respective foreign office is located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading".

1.3 Profit or Loss on sale of investments is credited / debited to Profit and Loss Account (Sale of Investments). Profit on sale of investments in the 'Held to Maturity' category shall be appropriated net of applicable taxes to 'Capital Reserve Account'. Loss on sale will be recognised in the Profit and Loss Account.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

a) On Interest bearing securities, it is recognised only at the time of sale/ redemption.

b) On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 **Classification**

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,

ii. Other Approved Securities,

iii. Shares,

iv. Debentures and Bonds,

v. Subsidiaries/Joint ventures and

vi. Others.

2.2 **Basis of classification:**

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

v. Investments in subsidiaries, joint ventures and associates are classified under as Held to Maturity.

2.3 **Valuation:**

i. In determining the acquisition cost of an investment:

(a) Brokerage/commission/securities transaction tax received on subscriptions is reduced from the cost.

(b) Brokerage, commission, etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

(c) Broken period interest paid / received on debt instruments is treated as interest expense/income and is excluded from cost/sale consideration.

(d) Cost is determined on the weighted average cost method.

(e) The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost.**

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in subsidiaries, joint ventures and associates (both in India and abroad) are valued at historical cost except for investments in Regional Rural Banks, which are valued at carrying cost (i.e book value).

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value **determined as per Regulatory guidelines**, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign offices. Investments of domestic offices become non performing where:

a) Interest/installment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b) In the case of equity shares, in the event the investment in the shares of any company is valued at US $ 0.02 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c) If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d) The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

e) The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f) In respect of foreign offices, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/ purchased under Repo/Reverse Repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/ drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets:	i.	A general provision of 10%
	ii.	Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)
Doubtful Assets:		
– Secured portion:	i.	Upto one year – 20%
	ii.	One to three years – 30%
	iii.	More than three years – 100%
– Unsecured portion	100%	
Loss Assets :	100%	

3.4 In respect of foreign offices, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstandings as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice, arising out of the above, is reduced from advances.

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Floating Provisions

In accordance with the Reserve Bank of India guidelines, the bank has an approved policy for creation and utilisation of floating provisions separately for advances, investments and general purpose. The quantum of floating provisions to be created would be assessed at the end of each financial year. The floating provisions would be utilised only for contingencies under extra ordinary circumstances specified in the policy with prior permission of Reserve Bank of India.

5. Provision for Country Exposure

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provision is made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures. The provision is reflected in schedule 5 of the balance sheet under the "Other liabilities & Provisions – Others"

6. Derivatives:

6.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

6.2 All derivative instruments are recognised as assets or liabilities in the balance sheet and measured at marked to market.

6.3 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

6.4 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change.

6.5 Option premium paid or received is recorded in profit and loss account at the expiry of the option. The Balance in the premium received on options sold and premium paid on options bought have been considered to arrive at Mark to Market value for forex Over the Counter options.

7. Fixed Assets and Depreciation

7.1 Fixed assets are carried at cost less accumulated depreciation.

7.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

7.3 The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

7.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

7.5 Items costing less than US $ 19.72 each are charged off in the year of purchase.

7.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

7.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

7.8 In respect of fixed assets held at foreign offices, depreciation is provided as per the regulations /norms of the respective countries.

8. Leases

The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to financial leases also.

9. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Effect of changes in the foreign exchange rate

10.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot/forward rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit and Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

viii. Gains / Losses on account of changes in exchange rates of open position in currency futures trades are settled with the exchange clearing house on daily basis and such gains / losses are recognised in the profit and loss account.

10.2 **Foreign Operations**

Foreign Branches of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. **Non-integral Operations:**

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

iv. The Assets and Liabilities of foreign offices in foreign currency (other than local currency of the foreign offices) are translated into local currency using spot rates applicable to that country.

b. **Integral Operations:**

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

11. Employee Benefits:

11.1 **Short Term Employee Benefits:**

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

11.2 **Post Employment Benefits:**

i. **Defined Benefit Plan**

a. The Bank operates a Provident Fund Scheme. All eligible employees are entitled to receive benefits under the Bank's Provident Fund Scheme. The Bank contributes monthly at a determined rate (currently 10% of employee's basic pay plus eligible allowance). These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The trust funds are retained as deposits in the bank. The bank is liable for annual contributions and interest on deposits held by the bank, which is payable at Government specified minimum rate of interest on provident fund balances of Government Employees. The bank recognises such annual contributions and interest as an expense in the year to which they relate.

b. The bank operates gratuity and pension schemes which are defined benefit plans.

c. The Bank provides for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a maximum amount of US $ 6900.63. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. The Bank provides for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The pension liability is reckoned based on an independent actuarial valuation carried out annually. The Bank makes annual contribution to the pension fund at 10% of salary in terms of SBI Pension Fund Rules. The balance is retained in the special provision account to be utilised at the time of settlement.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. **Other Long Term Employee benefits:**

a. All eligible employees of the bank are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

12. Provision for Taxation

12.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign offices, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

12.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

12.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

13. Earning per Share

13.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

13.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share are computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

14. Accounting for Provisions, Contingent Liabilities and Contingent Assets

14.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the Bank recognises provisions only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

14.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

   a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

   b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

14.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

15. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

16. Employee Share Purchase Scheme:

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India (SEBI), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

17. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

Schedule - 18
NOTES TO ACCOUNTS

(Amount in $ million)

18.1 **Capital:**

1. Capital Adequacy Ratio:

The Capital to Risk-weighted Assets Ratio (CAR) as assessed by the Bank on the basis of the financial statements and guidelines issued by the Reserve Bank of India (RBI) has been computed as below:

a) As per BASEL-I:

Items	As at 31-Mar-2009	As at 31-Mar-2008
Capital to Risk-weighted Assets Ratio - Overall	12.97%	13.54%
Capital to Risk-weighted Assets Ratio - Tier I	8.53%	9.14%
Capital to Risk-weighted Assets Ratio - Tier II	4.44%	4.40%

b) As per the Revised Guidelines for implementation of the New Capital Adequacy Framework (BASEL-II):

Items	As at 31-Mar-2009
Capital to Risk-weighted Assets Ratio - Overall	14.25%
Capital to Risk-weighted Assets Ratio - Tier I	9.38%
Capital to Risk-weighted Assets Ratio - Tier II	4.87%

2. Share capital:

a) The bank has kept in abeyance the allotment of 88,278 Equity Shares of US $ 0.2 each issued as part of Rights Issue last year, since they are subject matter of title disputes or are subjudice.

b) During the year, the Bank has issued 34,09,846 equity shares of US $ 0.2 each for cash at a premium of US $ 31.15 per equity share i.e. at US $ 31.35 per equity share aggregating to US $ 106.89 million to its employees under SBI Employees Share Purchase Scheme – 2008 (SBI ESPS – 2008). The issue of equity shares under SBI ESPS-2008 has been accounted in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) guidelines 1999. Accordingly, an amount of US $ 4.22 million has been charged as Employee expenses and transfered to Share Premium Account.

c) The Government of India had, during the year ended 31.3.08, subscribed to 6,28,68,000 Equity Shares of US $ 0.2 each at a premium of US $ 31.15 per share as part of Rights Offer of the Bank. The Government of India has discharged the total consideration of US $ 1970.82 million by issue of "8.35% SBI Rights Issue GOI Special Bonds 2024". Certain restrictions have been placed by the Government on the sale of these bonds.

d) Expenses in relation to the issue of Equity Shares under the Employees Share Purchase Scheme 2008 amounting to US $ 0.24 million is debited to Share Premium Account.

e) Shareholding of Government of India

No. of shares		Holding	
Current Year	Previous Year	Current Year	Previous Year
37,72,07,200	37,72,07,200	59.41%	59.73%

18.2 **Hybrid Bonds:**

The details of bonds issued in foreign currency, which qualify for Hybrid Tier I Capital and outstanding as on 31st March 2009 are as under:

US $ in million

Particulars	Date of Issue	Tenor	Amount	As on 31-3-08
Bond issued under the MTN Programme-12th Series	15.02.2007	Perpetual Non Call 10-25 years	US $ 400 million	US $ 400 million
Bond issued under the MTN Programme-14th Series	25.06.2007	Perpetual Non Call 10 years 1 day	US $ 225 million	US $ 225 million
Total			**USD 625**	**USD 625**

If the Bank does not exercise call option by 27.06.2017, the interest rate will be raised and fixed rate will be converted to floating rate. These bonds have been listed in Singapore Stock exchange.

18.3 **Subordinated Debt:**

US $ in million

Items	As at 31 March 2009	As at 31 March 2008
Amount of Subordinated Debt raised as Tier-II capital during the year	US $ 1577.29 million	US $ 1501.37 million

* Does not include US $ 83.79 million which has been acquired consequent to acquisition of eSBS.

i) The subordinated debts raised through private placement of Bonds are unsecured, long term, non-convertible and are redeemable at par. The debt is subordinated to present and future senior indebtedness of the Bank and qualifies for Tier II capital.

ii) The details of such outstanding subordinated debt are given below:

US $ in million

Particulars	Date of issue	Rate of Interest: P.A.	Tenor	Equivalent Amount as on 31.03.09	Equivalent Amount as on 31.03.08
Private Placement Bonds 2005	05.12.2005	7.45%	113 months	647.28	818.30
Private Placement Bonds 2006	05.06.2006	8.80%	180 months	458.97	580.23
Private Placement Bonds 2006(II)	06.07.2006	9.00%	180 months	98.58	124.63
Private Placement Bonds 2006(III)	12.09.2006	8.96%	180 months	118.30	149.56
Private Placement Bonds 2006(IV)	13.09.2006	8.97%	180 months	121.26	153.29
Private Placement Bonds 2006(V)	15.09.2006	8.98%	180 months	295.74	373.88
Private Placement Bonds 2006(VI)	04.10.2006	8.85%	180 months	78.87	99.70
Private Placement Bonds 2006(VII)	16.10.2006	8.88%	180 months	197.16	249.25
Private Placement Bonds 2006(VIII)	17.02.2007	9.37%	180 months	197.16	249.25
Private Placement Bonds 2006(IX)	21.03.2007	9.85%	111 months	295.74	373.88
Private Placement Bonds 2007-08(I)	07.06.2007	10.20%	180 months	497.54	628.99
Private Placement Bonds 2007-08(II)	12.09.2007	10.10%	180 months	690.06	872.38
Private Placement Bonds SBS(I)	09.03.2006	8.15%	111 months	39.43	—
Private Placement Bonds SBS(II)	30.03.2007	9.80%	111 months	44.36	—
Private Placement Bonds 2008-09(I)	19.12.2008	8.90%	180 months	492.90	—
Private Placement Bonds 2008-09(II)	29.12.2008	8.40%	114 months	295.74	—
Private Placement Bonds 2008-09(III)	02.03.2009	9.15%	180 months	394.32	—
Private Placement Bonds 2008-09(IV)	06.03.2009	8.95%	111 months	197.16	—
Private Placement Bonds 2008-09(V)	06.03.2009	9.15%	180 months	197.16	—
Unsecured Loan in Foreign Currency	12.04.2000	6.50%	108 months	—	8.08
Total				**5357.73**	**4681.42**

18.4 **Investments**

1. The details of investments and the movement of provisions towards depreciation on investments of the Bank are given below:

US $ in million

Particulars	**As at 31-Mar-2009**	**As at 31-Mar-2008**
I. Value of Investments		
i) Gross value of Investments		
(a) In India	53408.20	46181.06
(b) Outside India	1339.75	1297.17
ii) Provisions for Depreciation		
(a) In India	279.04	236.37
(b) Outside India	61.58	8.25
iii) Net value of Investments		
(a) In India	53129.16	45944.69
(b) Outside India	1278.17	1288.92
II. Movement of provisions held towards depreciation on investments		
i) Opening Balance	193.50	312.67
ii) Add: Addition on account of acquisition of e-SBS	6.30	—
iii) Add: Provisions made during the year	283.95	60.52
iv) Less: Write off/write back of excess provision during the year.	143.13	128.57
v) Closing balance	340.62	244.62

Notes:

a. Investments exclude securities utilised under Liquidity Adjustment Facitlity with RBI Rs. Nil (Previous Year US $ 4237.28 million) and Rs. NIL under Market Repo (Previous year US $ 128.36 million).

b. Investment amounting to US $ 2114.55 million (Previous Year US $ 4998.75 million) are kept as margin with RBI/Clearing Corporation of India Limited towards Real Time Gross Settelment/Securities Settelment (RTGS/NDS).

c. During the year the Bank has made fresh investment of US $ 2.71 million and US $ 3.55 million in SBI Custodial Services Private Limited and SBI Pension Fund Private Limited respectively.

d. Other investments include deposits with NABARD under RIDF Deposit Scheme amounting to US $ 3139.42 million (Previous Year US $ 3000.79 million).

e. During the year, the Bank has infused additional capital of US $ 182.11 million in subsidiaries and joint ventures to augment their capital.

2. **Repo Transactions**

The details of securities sold and purchased under repos and reverse repos during the year are given below : US $ in million

Particulars	Minimum outstanding during the year	Maximum outstanding during the year	Daily Average outstanding during the year	Balance as on year end
Securities sold under repos	0.00 (0.00)	6112.13 (4461.62)	871.15 (405.70)	0.00 (4361.91)
Securities purchased under reverse repos	0.00 (0.00)	10005.44 (6101.69)	1876.53 (572.31)	0.00 (0.00)

Figures in brackets are for Previous Year)

3. **Non-SLR Investment Portfolio**

(a) Issuer composition of Non SLR Investments:

The issuer composition of Non-SLR investments of the Bank is given below : US $ in million

No.	Issuer	Gross outstanding	Extent of Private Placement	Extent of 'Below Investment Grade' Securities *	Extent of 'Unrated' Securities *	Extent of 'Unlisted' Securities *
(i)	PSUs	2749.58 (4066.70)	90.72 (206.42)	9.86 (23.43)	10.77 (34.25)	10.77 (97.98)
(ii)	FIs	310.30 (451.71)	118.95 (229.13)	97.94 (113.67)	4.95 (49.66)	109.48 (192.18)
(iii)	Banks	634.75 (943.75)	236.73 (563.20)	24.13 (39.38)	5.00 (4.75)	35.05 (137.09)
(iv)	Private Corporates	1261.78 (1278.92)	81.39 (162.76)	30.94 (50.50)	249.48 (43.07)	279.46 (22.96)
(v)	Subsidiaries / Joint ventures **	971.26 (1092.72)	— (0.00)	— (0.00)	— (0.00)	— (0.00)
(vi)	Others	3825.59 (3831.14)	70.64 (70.92)	27.13 (35.15)	65.10 (12.71)	45.75 (3.99)
(vii)	Provision held towards depreciation	320.33 (192.11)	— (0.00)	21.66 (11.22)	14.93 (1.00)	19.95 (6.48)
	Total	9432.93	598.43	168.34	320.37	460.56
	Previous year	(11472.83)	(1232.43)	(250.91)	(143.44)	(447.72)

(Figures in brackets are for Previous Year)

* Investment in equity, equity linked instruments, asset backed securitised instruments, Govt. securities and pass through certificates have not been segregated under these categories as these are not covered under relevant RBI Guidelines.

** Investments in Subsidiaries/Joint Ventures have not been segregated into various categories as these are not covered under relevant RBI Guidelines.

b) Non Performing Non-SLR Investments US $ in million

Particulars	Current Year	Previous Year
Opening Balance	44.41	59.42
Additions during the year	76.13	6.03
Reductions during the year	2.59	9.31
Closing balance	117.95	56.14
Total provisions held	76.48	50.18

18.5 Derivatives

a) Forward Rate Agreements / Interest Rate Swaps

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
i) The notional principal of swap agreements	21675.10	38865.51
ii) Losses which would be incurred if counterparties failed to fulfil their obligations under the agreements	420.16	415.33
iii) Collateral required by the Bank upon entering into swaps	Nil	Nil
iv) Concentration of credit risk arising from the swaps	Not significant	Not Significant
v) The fair value of the swap book	9.40	40.00

b) Exchange Traded Interest Rate Derivatives

Sr. No.	Particulars	Current Year	Previous Year
1	Notional principal amount of exchange traded interest rate derivatives undertaken during the year	Nil	Nil
2	Notional principal amount of exchange traded interest rate derivatives outstanding as on 31st March 2009	Nil	Nil
3	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	Nil	Nil
4	Marked-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective"	Nil	Nil

c) Disclosures on Risk Exposure in Derivatives

(A) Qualitative Disclosure

i. The Bank currently deals in over-the-counter (OTC) interest rate and currency derivatives. Interest rate derivatives dealt with by the Bank are rupee interest rate swaps, foreign currency interest rate swaps and forward rate agreements. Currency derivatives dealt with by the Bank are currency swaps, rupee dollar options and cross-currency options. The products are offered to the Bank's customers to manage their exposures and the Bank enters into derivatives contracts to cover such exposures. Derivatives are also used by the Bank both for trading as well as hedging on-balance sheet items. The Bank also deals in a mix of these generic instruments.

ii. Derivative transactions carry market risk i.e. the probable loss the Bank may incur as a result of adverse movements in interest rates / exchange rates and credit risk i.e. the probable loss the Bank may incur if the counterparties fail to meet their obligations. The Bank's "Policy for Derivatives" approved by the Board prescribes the market risk parameters (cut-loss triggers, open position limits, duration, modified duration, PV01 etc.) as well as customer eligibility criteria (credit rating, tenure of relationship etc.) for entering into derivative transactions.Credit risk is controlled by entering into derivative transactions only with counterparties in respect of whom appropriate limits are set for taking into account their ability to honour obligations.The Bank enters into ISDA agreements with each counterparty.

iii. The Asset Liability Management Committee (ALCO) of the Bank oversees efficient management of these risks. The Bank's Market Risk Management Department (MRMD), independently identifies measures and monitors market risk associated with derivative transactions, assists ALCO in controlling and managing these risks and reports compliance with policy prescriptions to the Risk Management Committee of the Board (RMCB) at regular intervals.

iv. The accounting policy for derivatives has been drawn-up in accordance with RBI guidelines, the details of which are presented under Schedule 17: Principal Accounting Policy (PAP) for the financial year 2008-09.

B) Quantitative Disclosures : US $ in million

Sr. No.	Particulars	Currency Derivatives		Interest Rate Derivatives	
		Current Year	Previous Year	Current Year	Previous Year
(i)	Derivatives (Notional Principal Amount)				
	a) For hedging	803.47	406.58	2799.16	2792.12
	b) For trading	21945.43	53451.34	18433.19	36073.39
(ii)	Marked to Market Positions				
	a) Asset	2965.60	923.52	262.97	103.37
	b) Liability	18.67	9.33	66.82	115.63
(iii)	Credit Exposure	3983.72	2635.73	732.47	665.93
(iv)	Likely impact of one percentage change in interest rate (100* PV01)				
	a) on hedging derivatives	-8.82	(2.88)	-4.60	51.18
	b) on trading derivatives	-0.10	15.71	2.66	5.11
v)	Maximum and Minimum of 100* PV 01 observed during the year				
	a) on hedging	1.03 & 12.41	(1.86) & (3.32)	2.40 & 8.79	57.77 & 22.27
	b) on trading	0.02 & 0.07	23.57 & 0.99	4.07 & 0.08	10.63 & 0.44

d) The Bank has suffered Marked to Market loss on the outstanding Derivative contracts to the extent of US $ 89.83 million. In the same period Bank has booked exchange and other income on derivative transactions to the tune of US $ 94.88 million. Net impact on Profit & Loss of the Bank on account of derivative transactions is US $ 5.04 million as profit for the financial year 2008-09.

e) The outstanding derivatives used for hedging where the underlying assets/liabilities have not been marked to market amounts to US $ 3922.97 million (Previous Year US $ 3198.70 million) and there is no loss (Previous Year No Loss) in the mark to market value of this derivative portfolio.

18.6 **Asset Quality**

a) Non-Performing Asset US $ in million

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
i) Net NPAs to Net Advances (%)	1.76%	1.78%
ii) Movement of NPAs (Gross)		
(a) Opening balance	2531.02	2492.08
(b) Additions during the year	2171.69	1968.86
(c) Reductions during the year	1629.25	1261.20
(d) Closing balance	3073.46	3199.74
iii) Movement of Net NPAs		
(a) Opening balance	1463.79	1310.50
(b) Additions during the year	1328.24	1261.98
(c) Reductions during the year	908.75	721.95
(d) Closing balance	1883.28	1850.53
iv) Movement of provisions for NPAs		
(a) Opening balance	1067.23	1181.58
(b) Provisions made during the year	843.45	706.87
(c) Write-off / write-back of excess provisions	720.50	539.25
(d) Closing balance	1190.18	1349.20

b) Details of Loan Assets subjected to Restructuring

I. Loan Assets subjected to restructuring, rescheduling & renegotiation during the period from 1st April 2008 to 27th August 2008 (US $ in million)

Particulars	Under Corporate Debt Restructuring (CDR) Scheme (A)	Under Small & Medium Enterprises Scheme (B)	Other than under CDR & SME Scheme(C)	Total A+B+C
i) Total amount of loan assets subjected to restructuring, rescheduling, renegotiation	72.36 (80.39)	18.11 (13.18)	310.46 (260.71)	400.93 (354.28)
(ii) The amount of Standard Assets subjected to restructuring, rescheduling, renegotiation	69.48 (71.92)	17.96 (4.70)	309.89 (254.10)	397.33 (330.72)
(iii) The amount of Sub-Standard Assets subjected to restructuring, rescheduling, renegotiation	2.88 (6.50)	0.01 (0.01)	0.57 (6.49)	3.46 (13.00)
(iv) The amount of Doubtful Assets subjected to restructuring, rescheduling, renegotiation	0.00 (1.97)	0.13 (8.47)	0.00 (0.12)	0.13 (10.56)

II. (i) Loan Assets subjected to restructuring, rescheduling & renegotiation during the period from 28th August 2008 to 31st March 2009 (US $ in million)

Particulars	Particulars	CDR Mechanism	SME Debt Restructuring	Others	Total
Standard advances restructured	No. of Borrowers	29	6355	30859	37243
	Amount outstanding	56.19	254.44	1814.24	2124.87
	Sacrifice (diminution in the fair value)	4.36	4.11	30.70	39.17
Sub standard advances restructured	No. of Borrowers	3	184	1473	1660
	Amount outstanding	2.97	10.62	16.04	29.63
	Sacrifice (diminution in the fair value)	0	0.16	0.46	0.62
Doubtful advances restructured	No. of Borrowers	0	5	214	219
	Amount outstanding	0	0.39	14.23	14.62
	Sacrifice (diminution in the fair value)	0	0.04	0.61	0.65
TOTAL	No. of Borrowers	32	6544	32546	39122
	Amount outstanding	59.16	265.44	1844.51	2169.11
	Sacrifice (diminution in the fair value)	4.36	4.32	31.77	40.45

(ii). Additional disclosure regarding restructured accounts*:- (US $ in million)

Sr. No.	Disclosures	Number	Amount
1	Application received up to March 31, 2009 for restructuring, in respect of accounts which were standard as on September 1, 2008.	43290	4296.70
2	Of (1), proposals approved and implemented as on March 31, 2009 and thus became eligible for special regulatory treatment and classified as standard assets as on the date of the balance sheet.	37243	2124.87
3	Of (1), proposals approved and implemented as on March 31, 2009 but could not be upgraded to the standard category.	1128	12.69
4	Of (1), proposals under process/ implementation which were standard as on March 31, 2009.	3270	1732.39
5	Of (1), proposals under process/ implementation which turned NPA as on March 31, 2009 but are expected to be classified as standard assets on full implementation of the package.	1649	426.75

*(as compiled by management and relied upon by the auditors)

c) Details of financial assets sold to Securitisation Company (SC) / Reconstruction Company (RC) for Asset Reconstruction (US $ in million)

Particulars	Current Year	Previous Year
i) No. of Accounts	5	2
ii) Aggregate value (net of provisions) of accounts sold to SC/RC	3.00	4.14
iii) Aggregate consideration	18.32*	4.95
iv) Additional consideration realized in respect of accounts transferred in earlier years	Nil	Nil
v) Aggregate gain / (loss) over net book value	15.32	0.81

d) Details of non-performing financial assets purchased:

Particulars	Current Year	Previous Year
1) (a) No. of Accounts purchased during the year	Nil	1
(b) Aggregate outstanding	Nil	1.58
2) (a) Of these, number of accounts restructured during the year	Nil	Nil
(b) Aggregate outstanding	Nil	Nil

e) Details of non-performing financial assets sold:

Particulars	Current Year	Previous Year
1) No. of Accounts sold	5	2
2) Aggregate outstanding	56.93	6.29
3) Aggregate consideration received	18.32*	4.95

* Does not include Security Receipts of US $ 6.85 million recognised at US $ 0.02 in accordance with RBI guidelines.

f) Provision on Standard Assets:

The Provision on Standard Assets held by the Bank in accordance with RBI guidelines is as under: (US $ in million)

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Provision towards Standard Assets	442.65*	493.92

* Includes US $ 11.73 million transferred on acquisition of eSBS. Excludes US $ 6.07 million made for Foreign offices during current year.

g) Business Ratios

Particulars	Current Year	Previous Year
i. Interest Income as a percentage to Working Funds	7.29 %	7.32%
ii. Non-interest income as a percentage to Working Funds	1.45 %	1.30%
iii. Operating Profit as a percentage to Working Funds	2.05 %	1.96%
iv. Return on Assets	1.04 %	1.01%
v. Business (Deposits plus advances) per employee	$ 1.10 mn	$ 1.14 mn
vi. Profit per employee	$ 0.009 mn	$ 0.009 mn

h) Asset Liability Management : Maturity pattern of certain items of assets and liabilities as at 31st March 2009. (US $ in million)

	Upto 14 days	15 to 28 days	29 days to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1 year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	TOTAL
Deposits	16500.47 (16546.90)	2877.15 (1574.74)	7463.19 (5728.72)	11164.71 (6448.58)	16978.35 (9104.10)	35865.46 (29535.32)	20280.91 (23269.63)	35177.55 (41741.14)	146307.79 (133949.13)
Advances	17196.70 (19518.65)	1582.42 (3107.58)	6565.31 (3231.96)	5248.60 (2836.67)	3835.21 (3813.17)	47457.99 (42100.65)	8335.21 (10770.71)	16738.97 (18501.02)	106960.41 (103880.41)
Investments	3553.77 (20.85)	886.19 (330.34)	4284.98 (929.55)	1547.52 (1298.35)	1336.19 (1563.87)	6356.19 (9585.22)	11895.06 (8446.69)	24547.42 (25058.75)	54407.32 (47233.62)
Borrowings	2437.34 (2898.65)	1090.66 (1427.45)	2068.41 (3959.90)	1680.52 (1032.58)	864.51 (1777.29)	1808.73 (1460.80)	601.91 (192.42)	38.16 (144.06)	10590.24 (12893.17)
Foreign Curency Assets	5705.86 (7434.30)	1445.67 (2427.70)	5886.35 (1068.19)	3767.63 (1026.99)	1171.82 (1098.33)	3496.19 (2002.50)	2299.61 (1959.57)	2243.56 (2755.93)	26016.69 (19773.51)
Foreign Currency Liabilties	6168.69 (4071.58)	1804.48 (2033.37)	2899.11 (4381.48)	3017.17 (1872.79)	2924.16 (3347.80)	3524.92 (2898.45)	1291.47 (648.99)	330.64 (324.36)	21960.64 **(19578.82)**

(Figures in brackets are as at 31st March 2008)

18.7 **Exposures**

The Bank has lending to sectors which are sensitive to asset price fluctuations. These sensitive sectors are real estate and capital markets.

a) Real Estate Sector (US $ in million)

Particulars	**As at 31-Mar-2009**	**As at 31-Mar-2008**
Direct exposure		
i) Residential Mortgages	9124.97	10497.71
- Of which individual housing loans up to US$ 0.04 mn	5943.79	8251.04
ii) Commercial Real Estate	3339.85	2980.65
iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:	131.56	—
Residential	1.04	—
Commercial Real Estate	130.52	—
Indirect Exposure		
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	42.61	946.00
Total	**12638.99**	**14424.36**

b) Capital Market (US $ in million)

Particulars	**As at 31-Mar-2009**	**As at 31-Mar-2008**
1) Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the corpus of which is not exclusively invested in corporate debt.	1142.23	1334.13
2) Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds.	5.31	91.59
3) Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security.	8.65	8.07
4) Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/ convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances.	144.77	11.39
5) Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.	3.45	69.13
6) Loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources.	—	49.85
7) Bridge loans to companies against expected equity flows/issues.	—	—
8) Underwriting commitments taken up by the Banks in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds.	—	—
9) Financing to stockbrokers for margin trading.	0.02	0.05
10) Exposures to Venture Capital Funds	70.64	77.95
Total Exposure to Capital Market	**1375.07**	**1642.16**

c) Country-Risk Categorywise

As per the extant RBI guidelines, the country where exposure of the Bank is categorised into various risk categories listed in the following table. The country exposure (net funded) of the Bank for any country does not exceed 1% of its total assets except to a country in insignificant risk category. Provision of US$ 4.93 million has been made in accordance with RBI guidelines. (US $ in million)

Risk Category	Exposure (net)		Provision held	
	As at 31-Mar-2009	As at 31-Mar-2008	As at 31-Mar-2009	As at 31-Mar-2008
Insignificant	6699.54	5535.53	4.93	3.11
Low	2141.15	1292.60	Nil	Nil
Moderate	1229.85	1174.79	Nil	Nil
HIgh	943.13	826.16	Nil	Nil
Very HIgh	201.64	253.20	Nil	Nil
Restricted / Off-Credit	150.86	4.86	Nil	Nil
Total	11366.17	9087.14	4.93	3.11

d) Single Borrower and Group Borrower exposure limits exceeded by the Bank :

The Bank had taken single borrower exposure in excess of the prudential limit in the cases given below : (US $ in million)

Name of the Borrower	Exposure ceiling	Limit Sanctioned (Peak Level)	Period during which limit exceeded	Outstanding as on 31.03.09
Reliance Industries Ltd.	2063.17	2713.73	May 2008 to August 2008	
	2123.55	2785.86	September 2008 to March 2009	2207.74
Indian Oil Corporation Ltd.	2063.17	2070.92	July 2008 to August 2008	
	3438.62	3990.77	September 2008 to March 2009	2916.40
	3532.16	4048.48		

* with the approval of the Board

e) **Letter of Comfort issued for Subsidiaries:**

The Bank has issued letters of comfort on behalf of its subsidiaries. Outstanding letters of comfort as on 31st March 2009 aggregate to US $ 32.82 million (Previous Year US $ 85.05 million.) In the Bank's assesment no financial impact is likely to arise.

f) **Withdrawal from Reserves:**

During the year, the bank has withdrawn following amount from the Reserves: (US $ in million)

Particulars	**As at 31-Mar-2009**	**As at 31-Mar-2008**
Transitional liability on implementation of AS 15 (Revised 2005)	—	1015.86
On account of payment of Drafts under reconciliation	—	0.02
Dividend on account of ESPS shares and dividend distribution tax thereon	1.69	—

18.8 Miscellaneous

a) **Disclosure of Penalties imposed by RBI:**

Nil (Previous year - Nil)

b) **Status of customer complaints:**

Particulars	**As at 31-Mar-2009**	**As at 31-Mar-2008**
No. of complaints pending at the beginning of the year	1030	454
Addition on account of aqusition of eSBS	258	—
No. of complaints received during the year	23571	16461
No. of complaints redressed during the year	23709	15885
No. of complaints pending at the end of the year	1150	1030

c) **Awards passed by the Banking Ombudsman:**

Particulars	**Current Year**	**Previous Year**
No. of unimplemented Awards at the beginning of the year	4	0
No. of Awards passed by the Banking Ombudsman during the year	19	22
No. of Awards implemented during the year	22	18
No. of unimplemented Awards at the end of the year	1	4

d) The bank has not received any intimation from the suppliers regarding their status under the Micro, Small & Medium Enterprises Development Act, 2006 and hence the disclosures relating to amount unpaid as at the end of the year together with interest payable as required under the said act has not been furnished and provision for interest, if any, on delayed payment is not ascertainable at this stage

18.9 Disclosure Requirements as per Accounting Standards

a) **Changes in Accounting Policy**

The Bank has been making annual contributions to the pension fund administered by trustees based on an independent actuarial valuation carried out at the year end. The Bank has decided to make its contribution to the Pension Fund at 10% of the basic salary in terms of SBI pension Fund Rules. The balance amount as per actuarial liability is fully provided for and kept in a special provision account for settlement to pensioners.

Consequent to this change, the profit after tax has gone up by US $ 58.36 million after considering the deferred tax asset of US $ 100.16 million.

b) **Investments / Commitments in Subsidiaries, Joint Ventures, Associates**

1. SBI has established a wholly owned subsidiary, SBI Custodial Services Pvt. Ltd., with a capital of US $ 2.71 million. A joint venture agreement has been entered with Societe Generale, France, with the bank having 65% stake. RBI has approved the said joint venture and the bank is awaiting approval from SEBI. The authorised share capital of the joint venture is envisaged at US $ 19.72 million.
2. The Bank's subsidiary, Indian Ocean International Bank (IOIB) amalgamated with SBI International (Mauritius) Ltd., another subsidiary of the Bank and the amalgamated entity's name has been changed to SBI (Mauritius) Ltd. and converted as a Public Limited Company from its erstwhile status as a Private Limited Company. The Scheme of Merger has been sanctioned by Bank of Mauritius from 1st April 2008, being the appointed date. Consequently, the Bank's stake in SBI (Mauritius) has reduced from a 98% holding (pre-merger) to 93.40% holding as at 31st March 2009 (post-merger).
3. The bank has incorporated SBI General Insurance Company Limited, with authorised share capital of US $ 3.94 million, for providing General Insuarance subject to regulatory approvals. The Bank has signed a joint venture agreement with Insurance Australia Group (IAG) for conducting the General Isuarance business. The bank will hold 74% equity in the JV, while IAG will hold 26% equity.
4. The bank has signed a joint venture with Macquarie Capital Group,Australia and IFC,Washington for setting up an Infrastructure fund of USD 3 billion for investing in various infrastructure projects in India for which RBI and Government approval have been received.
5. The bank has signed an MOU with State General Reserve Fund (SGRF) of Oman, a Sovereign Fund of that country with an objective to set up a general fund to invest in various sectors in India.While the RBI approval has been received, the Government of India approval is awaited.
6. The Boards of the Bank and SBI Capital Markets Ltd. (SBICAP) have approved takeover of SBICAP Securities Limited (SSL) by SBI as its subsidiary from SSL's holding company – SBICAP, subject to necessary regulatory approval.

c) **Employee Benefits**

i. **Defined Benefit Plans**

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005) (US $ in million)

Particulars	**Pension Plans Current Year**	**Pension Plans Previous Year**	**Gratuity Current Year**	**Gratuity Previous Year**
Change in the present value of the defined benefit obligation				
Opening defined benefit obligation at 1st April 2008	3314.28	3970.34	698.77	879.11
Liability acquired on acquisition of State Bank of Saurashtra	112.65	—	23.99	—
Current Service Cost	149.02	105.47	25.67	31.44
Interest Cost	268.53	321.54	56.19	71.04
Actuarial losses (gains)	178.44	54.74	-17.46	(18.19)
Benefits paid	-212.05	(262.15)	-42.25	(80.01)
Closing defined benefit obligation at 31st March 2009	3810.87	4189.94	744.91	883.39
Change in Plan Assets				
Opening fair value of plan assets as at 1st April 2008	2579.81	3042.19	698.77	879.11
Asset acquired on acquisition of State Bank of Saurashtra	34.09	—	17.77	—
Expected Return on Plan assets	206.38	243.38	54.99	67.23
Contributions by employer	70.28	220.37	9.67	1.25
Benefit Paid	-212.05	(262.15)	-42.25	(80.01)
Actuarial Gains	24.59	17.63	-0.24	15.81
Closing fair value of plan assets at 31st March 2009	2703.10	3261.42	738.71	883.39
Reconciliation of present value of the obligation and fair value of the plan assets				
Present Value of Funded obligation at 31st March 2009	3810.87	4189.94	744.91	883.39
Fair Value of Plan assets at 31st March 2009	2703.10	3261.42	738.71	883.39
Deficit/(Surplus)	1107.77	928.51	6.20	—
Unrecognised Past Service Cost	—	—	—	—
Net Liability/(Asset)	1107.77	928.51	6.20	—

Amount Recognised in the Balance Sheet				
Liabilities	3810.87	928.51	744.91	—
Assets	2703.10	—	738.71	—
Net Liability / (Asset) recognised in Balance Sheet	1107.77	928.51	6.20	—
Net Cost recognised in the profit and loss account				
Current Service Cost	149.02	105.47	25.67	31.44
Interest Cost	268.53	321.54	56.19	71.04
Expected return on plan assets	-206.38	(243.37)	-54.98	(67.23)
Net actuarial losses (Gain) recognised during the year	153.85	37.11	-17.22	(34.01)
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	365.02	220.74	9.66	1.25
Reconciliation of expected return and actual return on Plan Assets				
Expected Return on Plan Assets	206.38	243.37	54.98	67.23
Actuarial Gain/ (loss) on Plan Assets	24.59	17.63	-0.24	15.82
Actual Return on Plan Assets	230.97	261.07	54.74	83.05
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet				
Opening Net Liability as At 1st April 2008	734.46	928.15	—	—
Expenses as recognised in profit and loss account	365.02	220.74	9.66	1.25
Liabiliy on account of acquisition of eSBS	112.65	—	23.99	—
Assets on account of acquisition of eSBS	34.08	—	-17.79	—
Employers Contribution	70.28	220.37	9.66	1.25
Net liability/(Asset) recognised in Balance Sheet	1107.77	928.51	6.20	—

During the next financial year, the Bank expects to pay US $ 144.91 million and US $ 8.87 million in respect of defined benefit Pension Plan and Gratuity Plan respectively.

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2009 are as follows:

Category of Assets	Gratuity Fund % of Plan Assets	Pension Fund % of Plan Assets
Central Govt. Securities	34.41	
State Govt. Securities	23.28	
Public Sector Bonds	36.60	
FDR / TDR with Bank	1.71	
Bank Deposits	1.57	100.00*
Others	2.43	
Total	**100.00**	**100.00**

* Held with the Bank

Principal actuarial assumptions:

Particulars	Pension Plans		Gratuity Plans	
	Current Year	Previous Year	Current Year	Previous Year
Discount Rate	8.00%	8.00%	7.85%	8.00%
Expected Rate of return on Plan Asset	8.00%	8.00%	8.00%	8.00%
Salary Escalation	5.00%	5.00%	5.00%	5.00%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible, which has been relied upon by the auditors.

ii. Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of US $ 66.55 million (Previous Year US $ 85.89 million) is recognised as an expense towards the Provident Fund scheme of the Bank included under the head "Payments to and provisions for employees" in Profit and Loss Account.

iii. Other Long term Employee Benefits

Amount of US $ 9.67 million (Previous Year expenditure US $ 33.25 million) net of payments is written back towards Long term Employee Benefits and is included under the head "Payments to and provisions for employees" in Profit and Loss account.

Details of Provisions made for various long Term Employees' Benefits during the year; (US $ in million)

Sr. No.	Long Term Employees' Benefits	Current Year	Previous Year
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	-6.62	21.93
2	Leave Travel and Home Travel Concession (Encashment/Availment)	-0.16	6.26
3	Sick Leave	-3.36	4.59
4	Silver Jubilee Award	-1.25	0.30
5	Resettlement Expenses on Superannuation	0.50	0.93
6	Casual Leave	1.14	(0.50)
7	Retirement Award	0.08	0.26
	Total	**-9.67**	**33.25**

d) **Segment Reporting:**

1. Segment identification

A) Primary (Business Segment)

The following are the primary segments of the Bank :

— Treasury
— Corporate / Wholesale Banking
— Retail Banking
— Other Banking Business

The present accounting and information system of the Bank does not support capturing and extraction of the data in respect of the above segments separately. However, based on the present internal, organisational and management reporting structure and the nature of their risk and returns, the data on the primary segments have been computed as under:

a) **Treasury** - The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking** - The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) **Retail Banking** - The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's

d) **Other Banking business** – Segments not classified under (a) to (c) above are classified under this primary segment.

B) Secondary (Geographical Segment)

i) Domestic Operations - Branches/Offices having operations in India

ii) Foreign Operations - Branches/Offices having operations outside India and offshore Banking units having operations in India.

C) Pricing of Inter-segmental transfers

The Retail Banking segment is the primary resource mobilising unit. The Corporate/Wholesale Banking and Treasury segments are recipient of funds from Retail Banking. Market related Funds Transfer Pricing (MRFTP) is followed under which a separate unit called Funding Centre has been created. The Funding Centre notionally buys funds that the business units raise in the form of deposits or borrowings and notionally sell funds to business units engaged in creating assets.

D) Allocation of Expenses, Assets and liabilities

Expenses incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

The Bank has certain common assets and liabilities which cannot be attributed to any segment and the same are treated as unallocated.

2) Segment Information

Part A : Primary (Business segments)

(US $ in million)

Business Segments	Treasury	Corporate/Wholesale Banking	Retail Banking	Other Banking Operations	Elimination	Total
Revenue #	3911.45	4779.46	6387.80	—	—	15078.71
Result #	738.30	999.82	1424.07	—	—	3162.19
Unallocated Income / (Expenses) - net #	—	—	—	—	—	(366.32)
Operating Profit #	—	—	—	—	—	2795.87
Tax #	—	—	—	—	—	(997.52)
Extraordinary Profit #	—	—	—	—	—	—
Net Profit #	—	—	—	—	—	1798.35
Other Information :	—	—	—	—	—	—
Segment Assets *	62958.62	51821.55	129587.33	—	55370.30	188997.20
Unallocated Assets *	—	—	—	—	—	1151.08
Total Assets *	—	—	—	—	—	190148.28
Segment Liabilities *	37599.34	50135.64	139510.34	—	55370.29	171875.03
Unallocated Liabilities *	—	—	—	—	—	6848.23
Total Liabilities *	—	—	—	—	—	178723.26

Part B : Secondary (Geographic Segments)

(US $ in million)

	Domestic		Foreign		Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue #	14109.49	12834.85	969.22	1533.35	15078.71	14368.21
Assets *	168798.81	157743.25	21349.47	22098.80	190148.28	17842.05

* As at 31st March 2009 # For the year ended 31st March 2009

e) **Related Party Disclosures**

1. **Related Parties**

A. **SUBSIDIARIES**

i. **DOMESTIC BANKING SUBSIDIARIES**

1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Saurashtra (upto13th August 2008, refer note 18.11)
7. State Bank of Travancore
8. SBI Commercial and International Bank Ltd.

ii. **FOREIGN BANKING SUBSIDIARIES**

1. SBI (Mauritius) Ltd.
2. State Bank of India (Canada)
3. State Bank of India (California)
4. Commercial Bank of India LLC, Moscow (##)
5. PT Bank Indo Monex

iii. **DOMESTIC NON-BANKING SUBSIDIARIES**

1. SBI Factors & Commercial Services Pvt. Ltd.
2. SBI Capital Markets Limited
3. SBI DFHI Limited
4. SBI Mutual Funds Trustee Company Pvt. Ltd
5. SBI CAP Securities Ltd.
6. SBI CAPS Ventures Ltd.
7. SBI CAP Trustees Co. Ltd.
8. SBI Cards & Payment Services Pvt. Ltd.(##)
9. SBI Funds Management Pvt. Ltd. (##)
10. SBI Life Insurance Company Ltd. (##)
11. SBI Pension Fund Private Limited
12. SBI Custodial Services Private Limited (##)
13. Global Trade Finance Ltd.
14. SBI General Insurance Company Ltd

iv. **FOREIGN NON-BANKING SUBSIDIARIES**

1. SBICAP (UK) Ltd.
2. SBI Funds Management (International) Private Ltd.(##)

These entities are jointly controlled.

B. **JOINTLY CONTROLLED ENTITIES**

1. GE Capital Business Process Management Services Pvt. Ltd
2. C-Edge Technologies Ltd.

C. **ASSOCIATES**

i. **Regional Rural Banks**

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Cauvery Kalpatharu Grameena Bank
4. Chhattisgarh Gramin Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank

10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Bank
13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Gramin Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank

ii. Others

1. SBI Home Finance Limited
2. Clearing Corporation of India Ltd.
3. Nepal SBI Bank Ltd.
4. Bank of Bhutan
5. UTI Asset Management Company Pvt. Ltd.
6. S S Ventures Services Ltd.

D. Key Management Personnel of the Bank

1. Shri O. P. Bhatt, Chairman
2. Shri S. K. Bhattacharyya, Managing Director
3. Shri R.Sridharan, Managing Director from 5th Decemeber 2008

2. Parties with whom transactions were entered into during the year

No disclosure is required in respect of related parties which are "State-controlled Enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of Banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel. Other particulars are as under:

1. C-Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. Bank of Bhutan
4. Nepal SBI Bank Ltd.
5. SBI Home Finance Ltd.
6. S S Ventures Services Ltd
7. Shri O. P. Bhatt, Chairman
8. Shri S. K. Bhattacharyya, Managing Director
9. Shri R.Sridharan, Managing Director from 5th Decemeber 2008

3. Transactions and Balances :

(US $ in million)

Particulars	Associates/ Joint Ventures	Key Management Personnel	Total
Deposits #	17.95 (15.59)	0.14 (0.00)	18.09 (15.59)
Other Liabilities #	0.01 (0.00)	0.05 (0.00)	0.06 (0.00)
Investments #	3.89 (8.84)	0.00 (0.00)	3.89 (8.84)
Advances #	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
Interest received*	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
Interest paid*	0.53 (0.79)	0.00 (0.00)	0.53 (0.79)
Income earned by way of dividend*	0.37 (0.73)	0.00 (0.00)	0.37 (0.73)
Other Income*	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
Other expenditure*	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
Management contracts *	0.00 (0.00)	0.07 (0.13)	0.07 (0.13)

(Figures in brackets are for Previous Year)
As at 31st March 2009
* For the year ended 31st March 2009

f) Lease:

i) Assets given on Financial Lease on or after 1st April 2001: The details of finance leases are given below: (US $ in million)

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Gross investment in the leases	7.31	10.79
Present value of minimum lease payments receivable		
Less than 1 year	1.28	2.22
1 to 5 years	—	2.41
5 years and above	—	—
Total	1.28	4.63
Present value of unearned finance income	0.06	0.94

ii) **Operating Lease**

A. Operating lease comprise of Office Premises/Staff Quarters

i. Minimum Lease Rent Payable* (US $ in Million)

a.	Payable not later than 1 year i.e. 2009-10	5.99
b.	Payable later than 1 year and not later than 5 years i.e. 2010-11 to 2013-14	19.83
c.	Payable later than 5 years i.e. after 2013-14	4.61

* in respect of Non Cancellable lease only

ii. Amount of lease charges debited to charges account during the year 75.93

iii. The lease agreements provide for an option to the the Bank to renew the lease period at the end of non- cancellable period. There are no exceptional/restrictive covenants in the lease agreements.

B. The Bank has no assets given on non cancellable Operating Leases as on 31st March 2009. No contingent rents have been recognised in the Profit & Loss Account. The cancellable Leases are of insignificant value.

g) **Earnings per Share**

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average no of equity shares used in computing basic earning per share	63,44,13,120	53,14,45,447
Add: Potential number of equity shares that could arise on account of ESPS scheme	—	5,09,911
Weighted average number of shares used in computing diluted earning per share	63,44,13,120	53,19,55,358
Net profit (US $ million)	1798.35	1677.25
Basic earnings per share US $	2.83	3.15
Diluted earnings per share US $	2.83	3.15
Nominal value per share US $	0.20	0.25

h) **Accounting for Taxes on Income**

i. During the year, US $ 208.02 million [Previous Year US $ 54.69 million] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii. The Bank has outstanding net deferred tax asset of US $ 202.46 million (Previous Year - US $ 10.48 million), which has been included in other assets-others. The break up of deferred tax assets and liabilities into major items is given below: (US $ in million)

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Deferred Tax Assets		
Provision for wage revision	133.29	48.71
Provision for long term employees' benefits	135.89	45.13
Ex-gratia paid under Exit option	19.42	36.25
Others	34.30	29.63
Total	**322.90**	**159.72**
Deferred Tax Liabilities		
Depreciation on Fixed Assets	22.69	25.67
Interest on securities	97.75	123.57
Total	**120.44**	**149.24**
Net Deferred Tax Assets/(Liabilities)	**202.46**	**10.48**

i) **Investments in jointly controlled entities**

Investments include US $ 3.10 million (Previous Year US $ 3.91 million) representing Bank's interest in the following jointly controlled entities

Sr. No.	Name of the Company	Amount	Country of Residence	Holding %
1	GE Capital Business Process Management Services Pvt. Ltd.	2.13 (2.69)	India	40%
2	C - Edge Technologies Ltd.	0.97 (1.22)	India	49%

(Figures in brackets relate to previous year)

As required by AS 27, the aggregate amount of the assets, liabilities, income, expenses, contingent liabilities and commitments related to the Bank's interests in jointly controlled entities are disclosed as under:

(US $ in million)

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Liabilities		
Capital & Reserves	13.74	15.76
Deposits	—	—
Borrowings	0.05	0.08
Other Liabilities & Provisions	5.65	6.74
Total	**19.44**	**22.58**
Assets		
Cash and Balances with RBI	0.00	0.00
Balances with Banks and money at call and short notice	4.23	0.51
Investments	0.69	0.65
Advances	—	—
Fixed Assets	2.08	3.75
Other Assets	12.44	17.67
Total	**19.44**	**22.58**
Capital Commitments	—	—
Other Contingent Liabilities	—	—
Income		
Interest earned	0.00	1.42
Other income	10.15	15.36
Total	**10.15**	**16.78**
Expenditure		
Interest expended	—	—
Operating expenses	8.03	12.42
Provisions & contingencies	0.84	1.60
Total	**8.87**	**14.02**
Profit	**1.28**	**2.76**

j) **Impairment of Assets**

In the opinion of the Bank's Management, there is no impairment to the assets during the year to which Accounting Standard 28 - "Impairment of Assets" applies.

k) **Provisions, Contingent Liabilities & Contingent Assets**

a) **Break-up of Provisions** (US $ in million)

Particulars	Current Year	Previous Year
Provision for Taxation		
Current Tax	1177.35	953.02
Fringe Benefit Tax	28.00	26.17
Deferred Tax	-208.02	-54.69
Other Tax	0.20	0.17
Provision for Depreciation on Investments	139.42	-22.10
Provision on Non-Performing Assets	487.96	498.73
Provision for Agricultural Debt Waiver & Relief Scheme	27.60	—
Provision on Standard Assets	46.30	141.33
Provision for Other Assets	35.02	47.21
Total	**1733.83**	**1589.84**

b) **Floating Provisions**

Particulars	Current Year	Previous Year
Opening Balance	Nil	Nil
Addition during the year	Nil	Nil
Draw down during the year	Nil	Nil
Closing Balance	Nil	Nil

c) **Description of Contingent Liabilities and Contingent Assets**

Sr. No.	Particulars	Brief Description
1	Claims against the Bank not acknowledged as debts	The Bank is a party to various proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-Bank participants on its own account and for customers. Forward exchange contracts are commitments

Sr. No.	Particulars	Brief Description
		to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial Banking activities, the Bank issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Bank. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Bank is contingently liable.	The Bank is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Bank and not provided for. Further, the Bank has made commitments to subscribe to shares in the normal course of business.

d) The Contingent Liabilities mentioned above are dependent upon the outcome of Court/ arbitration/out of Court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against Contingent Liabilities

(US $ in million)

Particulars	Current Year	Previous Year
Opening balance	15.27	17.92
Additions during the year	5.22	4.96
Reductions during the year	3.62	3.58
Closing balance	16.87	19.30

18.10 **Agricultural Debt Waiver and Debt Relief Scheme 2008**

As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver is US $ 1085.57 million and on account of debt relief is US $ 63.49 million, which is treated as part of advances and other assets respectively in accordance with the scheme. For the Debt Waiver, the Government of India has agreed to provide interest on the amount receivable from it from the date of payment of the first instalment and accordingly no provision for loss of interest on present value terms has been made. Further, the first instalment of US $ 427.44 million has been received on 24 December 2008. In respect of Debt Relief, the Bank has made provision of US $ 27.60 million towards present value of loss of interest on amount receivable from eligible farmers, which is reversible to General Reserve upon complete settling of the account after receipt of claim from the Government. The figures of debt relief are subject to payment of dues by the farmers.

18.11 **Acquisition of State Bank of Saurashtra**

The Govt. of India has notified the acquisition by the Bank of the State Bank of Saurashtra (SBS), a wholly owned subsidiary of the Bank, with effect from 14th August 2008. Pursuant to the said notification, the entire undertaking of the erstwhile SBS stands acquired by the Bank. The acquisition of SBS has been accounted using pooling of interest method as per Accounting Standard 14. The goodwill arising on acquisition amounting to US $ 0.13 million has been charged off to the revenue during the period.

18.12 **Inter Office Account**

Inter Office Accounts between branches, controlling offices and local head offices and corporate centre establishments have been reconciled upto December 2008. Further, reconciliation is being done on an ongoing basis and no material effect is expected on the profit and loss account of the current year.

18.13 **Pending Wage Agreement**

The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement a provision of US $ 278.79 million (Previous Year US $ 143.32 million) has been made during the year in the accounts for the Bank's estimated liability in respect of wage revision to be effective from 1st November 2007. The total provision held on account of wage revision as on 31st March 2009 is US $ 396.40 million (including US $ 4.25 million transferred from eSBS).

18.14 **Proposed Merger**

Pursuant to a Scheme of Amalgamation approved by the Central Board at its meeting held on 25th June 2008, SBI Commercial and International Bank Ltd. a wholly owned subsidiary of the Bank is to be merged with the Bank. The relevant scheme is yet to be approved by the Government of India, RBI and other authorities. Pending such approvals no effect has been given to the said scheme in the accounts.

18.15 The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS) for the period from 14th August 2008 consequent to merger of e-SBS with the Bank. Accordingly, the figures of the previous period are strictly not comparable. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification. In cases where disclosures have been made for the first time in terms of RBI guidelines / Accounting Standards, previous year's figures have not been mentioned.

STATE BANK OF INDIA

CASH FLOW STATEMENT FOR THE PERIOD ENDED 31ST MARCH, 2009

(000s omitted)

		Year ended 31.3.2009 (Current Year)		Year ended 31.3.2008 (Previous Year)	
		US $	US $	US $	US $
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		5,812,249		(213,576)
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		(325,696)		(697,411)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		1,005,005		4,828,294
	NET CHANGE IN CASH AND CASH EQUIVALENTS		6,491,558		3,917,307
D.	**CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR**		13,301,722		12,953,313
E.	**CASH RECEIVED FROM ACQUISTION OF e-SBS**		385,276		—
F.	**EFFECT OF FOREIGN EXCHANGE RATE CHANGES**		405,789		(54,485)
G.	**CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR**		20,584,345		16,816,135
A.	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before taxes	2,795,868		2,601,919	
	Adjustment for:				
	Depreciation charges	150,462		169,486	
	Profit on sale of fixed assets including leased assets	(582)		(2,752)	
	Profit on sale of investments	506,169		(411,226)	
	Loss on revaluation of investments	(111)		175,349	
	Provision for NPAs	487,965		498,738	
	Provision on Standard Assets includes provision for Agl. Relief Scheme	73,899		141,318	
	Depreciation on investments	139,427		(22,104)	
	Goodwill eSBS Written Off	129		—	
	Provision on other Assets (including Other Provision)	9,900		55,946	
	Provision on Subsidiary/JVs/RRBs	—		(8,730)	
	Other Provisions	25,122		—	
	Dividends from Subsidiaries (Investing Activities)	(80,758)		(49,204)	
	Interest paid on SBI Bonds (Financing Activity)	374,690		426,572	
		4,482,180		3,575,312	
	Less Direct Taxes	(1,435,226)		(1,055,717)	
	SUB TOTAL		3,046,954		2,519,595

(000s omitted)

	Year ended 31.3.2009 (Current Year)		Year ended 31.3.2008 (Previous Year)	
	US $	US $	US $	US $
Adjustment for:				
Increase/(Decrease) in Deposits		37,253,108		25,394,530
Increase/(Decrease) in Borrowings		(250,501)		2,997,028
(Increase)/Decrease in Investments		(16,340,909)		(9,337,896)
(Increase)/Decrease in Advances		(22,827,734)		(20,297,268)
Increase/(Decrease) in Other Liabilities and Provisions		3,084,542		3,244,116
(Increase)/Decrease in Other Assets		1,846,789		(4,733,681)
NET CASH PROVIDED BY OPERATING ACTIVITIES		5,812,249		(213,576)
B. CASH FLOW FROM INVESTING ACTIVITIES				
(Increase)/Decrease in Investments in Sub/JVs	(182,110)		(441,641)	
Income earned on such Investments	80,758		49,203	
(Increase)/Decrease in Fixed Assets	(224,344)		(304,973)	
NET CASH FLOW FROM INVESTING ACTIVITIES		(325,696)		(697,411)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Share Capital	672		26,214	
Share Premium	110,205		4,134,694	
Issue of Subordinated Debts	—		1,501,371	
Issue of Subordinated Bonds	1,577,287		225,000	
Redemption of Subordinated Bonds	(6,396)		(417,547)	
Interest Paid on Bonds	(374,690)		(426,571)	
Dividends Paid including tax thereon	(302,073)		(214,866)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,005,005		4,828,295

(000s omitted)

	Year ended 31.3.2009 (Current Year)		Year ended 31.3.2008 (Previous Year)	
	US $	US $	US $	US $
D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
Cash in hand (including foreign currency notes and gold)	634,919		630,639	
Balances with Reserve Bank of India	9,525,691		6,616,726	
Balances with Banks and Money at Call and Short Notice	3,141,112		5,705,948	
TOTAL		13,301,722		12,953,313
E. CASH AND CASH EQUIVALENTS RECEIVED ON ACCOUNT OF ACQUISITION OF STATE BANK OF SAURASHTRA				
Cash in hand (including foreign currency notes and gold)	19,869			
Balances with Reserve Bank of India	346,323			
Balances with Banks and Money at Call and Short Notice	19,084			
TOTAL		385,276		
F. EXCHANGE FLUCTUATION CASH FLOW				
Revaluation of Sub ordinated Bonds	130,619		(32,196)	
Foreign Currency Translation Reserve	275,170		(22,289)	
		405,789		(54,485)
G. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR				
Cash in hand (including foreign currency notes and gold)	846,908		802,670	
Balances with Reserve Bank of India	10,104,625		12,042,448	
Balances with Banks and Money at Call and Short Notice	9,632,812		3,971,017	
TOTAL		20,584,345		16,816,135

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank Group
in U.S. Dollars

Exchange Rates used for Conversion:
1 US $ = Rs.50.7200 as on March 31, 2009
1 US $ = Rs.40.1200 as on March 31, 2008

STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS ON 31st MARCH 2009

(000s omitted)

CAPITAL AND LIABILITIES	Schedule No.	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
Capital	1	**125,174**	157,395
Reserves & Surplus	2	**14,147,380**	15,105,910
Minority Interest	2A	**439,328**	505,515
Deposits	3	**199,524,512**	193,523,559
Borrowings	4	**12,734,946**	16,456,423
Other Liabilities and Provisions	5	**30,289,255**	30,300,430
	TOTAL	**257,260,595**	256,049,232

ASSETS	Schedule No.	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
Cash and Balances with Reserve Bank of India	6	**14,621,661**	18,648,369
Balance with banks and money at call & short notice	7	**10,075,045**	3,542,164
Investments	8	**73,389,481**	68,255,664
Advances	9	**147,942,111**	150,354,422
Fixed Assets	10	**1,029,865**	1,162,210
Other Assets	11	**10,202,432**	14,086,403
	TOTAL	**257,260,595**	256,049,232
Contingent Liabilities	12	**169,693,628**	235,735,346
Bills for Collection		**9,845,890**	6,287,614
Principal Accounting Policies	17		
Notes on Accounts	18		

SCHEDULE 1 — CAPITAL (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
Authorised Capital - 100,00,00,000 shares of Rs. 10 each	197,161	249,252
Issued Capital - 63,49,68,500 (Previous Year 63,15,58,654) Equity Shares of Rs. 10 each	125,191	157,417
Subscribed and Paid up Capital - 63,48,80,222 (previous year 63,14,70,376) shares of Rs. 10 each [includes 2,71,28,722 (4,24,81,772 as on 31.3.08) shares represented by 1,35,64,361 (2,12,40,886 as on 31.03.08) Global Depository Receipts	125,174	157,395
TOTAL	125,174	157,395

SCHEDULE 2 — RESERVES & SURPLUS (000s omitted)

	As on 31.3.2009 (Current Year)		As on 31.3.2008 (Previous Year)	
	US $	US $	US $	US $
I. Statutory Reserves				
Opening Balance	5,970,490		6,158,745	
Additions during the year	1,182,805		1,389,192	
Deductions during the year	—	7,153,295	—	7,547,937
II. Capital Reserves #				
Opening Balance	158,952		198,143	
Additions during the year	201,965		2,806	
Deductions during the year	—	360,917	—	200,949
III. Share Premium				
Opening Balance	3,962,730		875,018	
Additions during the year	110,444		4,141,849	
Deductions during the year	239	4,072,935	7,154	5,009,713
IV. Investment Reserve				
Opening Balance	12,259		—	
Additions during the year	24		15,498	
Deductions during the year	12,283	—	—	15,498
V. Forex Translation Reserve				
Opening Balance	42,726		79,222	
Additions during the year	301,850		—	
Deductions during the year	—	344,576	25,208	54,014
VI. Revenue and Other Reserves				
Opening Balance	1,784,461		3,130,131	
Additions during the year ##	393,399		441,766	
Deductions during the year	4,789	2,173,071	1,315,967	2,255,930
VII. Balance in Profit and Loss Account		42,586		21,869
TOTAL		14,147,380		15,105,910

includes Capital Reserve on consolidation US $ 32,350 thousand (Previous Year US $ 43,193 thousand)
net of consolidation adjustments

SCHEDULE 2A — MINORITY INTEREST (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
Share Capital	144,496	171,262
Reserves & Surplus	294,832	334,253
TOTAL	439,328	505,515

SCHEDULE 3 — DEPOSITS (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
A. I. Demand Deposits		
(i) From Banks	2,481,580	3,602,051
(ii) From Others	23,558,335	26,212,699
II. Savings Bank Deposits	50,672,025	51,194,770
III. Term Deposits		
(i) From Banks	2,484,316	1,769,415
(ii) From Others	120,328,256	110,744,624
TOTAL	199,524,512	193,523,559
B. I. Deposits of Branches in India	191,651,860	186,502,205
II. Deposits of Branches outside India	7,872,652	7,021,354
TOTAL	199,524,512	193,523,559

SCHEDULE 4 — BORROWINGS (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
I. Borrowings in India		
(i) Reserve Bank of India	138,013	530,160
(ii) Other Banks	587,459	2,699,305
(iii) Other Institutions and Agencies	1,776,567	2,511,803
II. Borrowings outside India	10,232,907	10,715,155
TOTAL (I and II)	12,734,946	16,456,423
Secured borrowings included in I & II above	880,878	1,202,497

SCHEDULE 5 — OTHER LIABILITIES AND PROVISIONS (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
I. Bills payable	4,752,567	6,194,771
II. Inter-office adjustments (net)	1,152,957	229,606
III. Interest accrued	1,998,406	1,859,017
IV. Deferred Tax Liablities	17	30
V. Others (including provisions) [Includes Subordinated Debt of US $ 7161.04 million (US $ 6972.92 million as on 31.03.2008) and perpetual bonds of US $ 856.66 million (US $ 920.86 million as on 31.03.2008)]	22,385,308	22,017,006
TOTAL	30,289,255	30,300,430

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
I. Cash in hand (including foreign currency notes and gold)	1,076,990	944,930
II. Balances with Reserve Bank of India		
(i) In Current Accounts	13,544,176	10,870,512
(ii) In Other Accounts	495	6,832,927
TOTAL	14,621,661	18,648,369

SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
I. In India		
(i) Balances with banks		
(a) In Current Accounts	206,811	242,957
(b) In Other Deposit Accounts	2,274,471	682,507
(ii) Money at call and short notice		
(a) With banks	2,591,909	1,015,740
(b) With Other Institutions		—
TOTAL	5,073,191	1,941,204
II. Outside India		
(i) In Current Accounts	2,881,566	533,655
(ii) In Other Deposit Accounts	347,052	232,045
(iii) Money at call and short notice	1,773,236	835,260
TOTAL	5,001,854	1,600,960
GRAND TOTAL (I and II)	10,075,045	3,542,164

SCHEDULE 8 — INVESTMENTS (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
I. Investments in India in		
(i) Government Securities	60,010,240	52,681,434
(ii) Other Approved Securities	653,824	987,597
(iii) Shares	2,042,076	2,439,506
(iv) Debentures and Bonds	3,841,745	5,243,936
(v) Subsidiaries/Joint ventures	—	—
(vi) Associates	217,724	245,396
(vii) Others (Units, etc.)	5,243,975	5,098,874
TOTAL	72,009,584	66,696,743
II. Investments outside India in		
(i) Government Securities (including local authorities)	420,313	425,964
(ii) Subsidiaries/Joint Ventures abroad	—	—
(iii) Associates	14,580	16,539
(iv) Other Investments (Shares, Debentures, etc.)	945,004	1,116,418
TOTAL	1,379,897	1,558,921
GRAND TOTAL (I and II)	73,389,481	68,255,664

SCHEDULE 8 — INVESTMENTS (Contd...) (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
III. Investments in India in		
(i) Gross Value of Investments	72,444,350	67,036,457
(ii) Aggregate of Provisions for Depreciation	434,766	339,714
(iii) Net Investments (vide I above)	72,009,584	66,696,743
IV. Investments outside India		
(i) Gross Value of Investments	1,445,818	1,569,665
(ii) Aggregate of Provisions for Depreciation	65,921	10,744
(iii) Net Investments (vide II above)	1,379,897	1,558,921
GRAND TOTAL (III and IV)	73,389,481	68,255,664

SCHEDULE 9 — ADVANCES (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
A. I. Bills purchased and discounted	11,666,980	12,635,593
II. Cash Credits, Overdrafts and Loans repayable on demand	59,217,947	55,420,350
III. Term Loans	77,057,184	82,298,479
TOTAL	147,942,111	150,354,422
B. I. Secured by tangible assets	102,027,569	107,648,748
II. Covered by Government Guarantees	16,740,676	6,732,011
III. Unsecured	29,173,866	35,973,662
TOTAL	147,942,111	150,354,421
C. I. Advances in India		
(i) Priority Sector	42,032,167	44,890,520
(ii) Public Sector	8,903,291	9,092,545
(iii) Banks	267,730	303,348
(iv) Others	78,681,367	81,224,638
TOTAL	129,884,555	135,511,051

SCHEDULE 9 — ADVANCES (Contd...) (000s omitted)

	As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
	US $	US $
II. Advances outside India		
(i) Due from banks	859,205	553,360
(ii) Due from others		
(a) Bills purchased and discounted	5,807,344	3,901,867
(b) Syndicated loans	5,626,420	5,125,708
(c) Others	5,764,587	5,262,436
TOTAL	18,057,556	14,843,371
GRAND TOTAL (C.I and C.II)	147,942,111	150,354,422

SCHEDULE 10 — FIXED ASSETS (000s omitted)

	As on 31.3.2009 (Current Year)		As on 31.3.2008 (Previous Year)	
	US $	US $	US $	US $
I. A. Premises				
At cost as on 31st March of the preceding year	398,297		478,549	
Additions during the year	22,762		25,132	
Deductions during the year	292		151	
Depreciation to date	157,725	263,042	184,169	319,361
B. Premises under Construction		52,200		58,408
II. Other Fixed Assets (including furniture and fixtures)				
At cost as on 31st March of the preceding year	1,878,321		2,007,641	
Additions during the year	280,268		402,547	
Deductions during the year	21,740		35,602	
Depreciation to date	1,427,560	709,289	1,604,008	770,578
III. Leased Assets				
A. At cost as on 31st March of the preceding year	217,748		324,105	
Additions during the year	—		—	
Deductions during the year	2,501		48,826	
Depreciation to date including provisions	213,682		261,887	
	1,565		13,392	
Less : Lease adjustment and provisions	579	986	2,579	10,813
B. Capital works-in-progress (Leased Assets) net of Provisions		4,348		3,050
TOTAL (I to III)		1,029,865		1,162,210

SCHEDULE 11 — OTHER ASSETS (000s omitted)

		As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
(i)	Inter Bank adjustments	30	5,003
(ii)	Inter-office adjustments (net)	685,255	3,288,216
(iii)	Interest accrued	1,885,526	2,227,644
(iv)	Tax paid in advance/tax deducted at source	1,085,224	1,131,450
(v)	Stationery and stamps	24,249	30,798
(vi)	Non-banking assets acquired in satisfaction of claims	1,998	1,570
(vii)	Deferred Tax Asset	395,917	194,046
(viii)	Deferred Revenue Expenditure	—	—
(ix)	Others#	6,124,233	7,207,676
	TOTAL	10,202,432	14,086,403

Includes goodwill on consolidation US $ 120,297 thousands (Previous Year US $ 100,867 thousands)

SCHEDULE 12 — CONTINGENT LIABILITIES (000s omitted)

		As on 31.3.2009 (Current Year)	As on 31.3.2008 (Previous Year)
		US $	US $
I.	Claims against the bank not acknowledged as debts	503,713	297,380
II.	Liability for partly paid investments	615	748
III.	Liability on account of outstanding forward exchange contracts	77,158,557	103,582,904
IV.	Guarantees given on behalf of constituents		
	(a) In India	12,196,558	11,572,607
	(b) Outside India	5,360,361	3,767,755
V.	Acceptances, endorsements and other obligations	24,790,864	22,460,972
VI.	Other items for which the bank are contingently liable	49,682,960	94,052,980
	TOTAL	169,693,628	235,735,346
Bills for collection		9,845,890	6,287,614

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2009

(000s omitted)

	Schedule No.	Year ended 31.3.2009	Year ended 31.3.2008
		US $	US $
I. INCOME			
Interest earned	13	18,073,150	17,820,493
Other Income	14	4,224,386	4,666,748
	TOTAL	22,297,536	22,487,241
II. EXPENDITURE			
Interest expended	15	12,347,489	11,950,160
Operating expenses	16	5,238,904	5,967,904
Provisions and Contingencies	—	2,508,251	2,272,857
	TOTAL	20,094,644	20,190,921
III. PROFIT			
Net profit for the year		2,202,892	2,296,320
Less: Minority Interest		42,938	62,868
Group Profit		2,159,954	2,233,452
Add: Brought forward profit attributable to the group		17,299	29,666
Add: Transfer from General Reserve		—	23
	TOTAL	2,177,253	2,263,141
APPROPRIATIONS			
Transfer to Statutory Reserves		1,180,392	1,389,192
Transfer to Other Reserves		530,220	455,920
Transfer to Proposed Dividend		363,003	338,400
Corporate Tax on Dividend		61,052	57,759
Balance carried over to Balance Sheet		42,586	21,870
	TOTAL	2,177,253	2,263,141
Basic earnings per share		3	4
Diluted earning per share		3	4
Principal Accounting Policy	17		
Notes on Accounts	18		

SCHEDULE 13 — INTEREST EARNED (000s omitted)

		Year ended 31.3.2009	Year ended 31.3.2008
		US $	US $
I.	Interest/discount on advances/bills	13,265,993	12,941,194
II.	Income on investments	4,353,176	4,338,565
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	351,636	359,558
IV.	Others	102,345	181,176
	TOTAL	18,073,150	17,820,493

SCHEDULE 14 — OTHER INCOME (000s omitted)

		Year ended 31.3.2009	Year ended 31.3.2008
		US $	US $
I.	Commission, exchange and brokerage	1,916,853	1,950,117
II.	Profit/Loss on sale of investments (Net)	346,617	693,071
III.	Profit/Loss on revaluation of investments (Net)	(1,24,064)	(213,548)
IV.	Profit on sale of land, buildings and other assets including leased assets (Net)	(829)	2,670
V.	Profit on exchange transactions (Net)	287,999	237,145
VI.	Dvidends from Assocoatee in India/abroad	2,584	3,895
VII.	Income from financial Lease	6,188	10,607
VIII.	Credit Card membership/service fees	52,615	105,824
IX.	Life Insurance Premium	1,420,029	1,398,605
X.	Share of earnings from associates	(2,689)	48,698
XI.	Miscellaneous Income	319,083	429,664
	TOTAL	4,224,386	4,666,748

SCHEDULE 15 — INTEREST EXPENDED (000s omitted)

		Year ended 31.3.2009	Year ended 31.3.2008
		US $	US $
I.	Interest on deposits	10,927,145	10,397,118
II.	Interest on Reserve Bank of India/Inter-bank borrowings	614,374	798,709
III.	Others	805,970	754,333
	TOTAL	12,347,489	11,950,160

SCHEDULE 16 — OPERATING EXPENSES (000s omitted)

		Year ended 31.3.2009	Year ended 31.3.2008
		US $	US $
I.	Payments to and provisions for employees	2,562,538	2,606,558
II.	Rent, taxes and lighting	351,129	351,066
III.	Printing and stationery	59,828	63,934
IV.	Advertisement and publicity	66,396	89,477
V.	Depreciation		
	(a) Leased Assets	5,100	10,150
	(b) Other Fixed Assets	177,168	248,657
VI.	Directors' fees, allowances and expenses	1,103	1,254
VII.	Auditors' fees and expenses (including branch auditors' fees and expenses)	31,990	39,324
VIII.	Law charges	19,996	20,319
IX.	Postages, Telegrams, Telephones, etc.	71,195	74,275
X.	Repairs and maintenance	47,223	75,338
XI.	Insurance	151,948	153,827
XII.	Amortization of deferred revenue expenditure	1,150	—
XIII.	Operating Expenses relating to Credit Card Operations	34,735	79,024
XIV	Operating Expenses relating to Life Insurance	914,557	1,344,947
XV.	Other expenditure	742,848	809,754
	TOTAL	5,238,904	5,967,904

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation:

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise of statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), Insurance Regulatory and Development Authority, Companies Act, 1956, Accounting Standards (AS)/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the prevalent accounting practices in India.

Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

B. Basis of Consolidation:

Consolidated financial statements of the Group ***(comprising of 29 subsidiaries, 2 Joint Ventures and 28 Associates)*** have been prepared on the basis of:

a. Audited accounts of State Bank of India (Parent).

b. Line by line aggregation of each item of asset/liability/income/expense of the subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances/transactions, unrealised profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per Accounting Standard 21 issued by the Institute of Chartered Accountants of India (ICAI).

c. Consolidation of Joint Ventures – 'Proportionate Consolidation' as per AS 27 of ICAI.

d. Accounting for investment in 'Associates' under the 'Equity Method' as per the AS 23 of ICAI.

The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognised in the financial statements as goodwill / capital reserve.

Minority interest in the net assets of the consolidated subsidiaries consists of:

a. The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

b. The minority share of movements in revenue reserves/loss (equity) since the date the parent-subsidiary relationship came into existence.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of foreign entities, income is recognised as per the local laws of the country in which the respective foreign entities are located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading".

1.3 Profit / Loss on sale of investments is credited / debited to "Profit / Loss on Sale of Investments" and thereafter in respect of profit on sale of investments in the Held to Maturity category is appropriated (net of applicable taxes) to Capital Reserve.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

i. On Interest bearing securities, it is recognised only at the time of sale/ redemption.

ii. On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

1.8 **Non-banking entities**

Merchant Banking:

a. Issue management and advisory fees are recognised as per the terms of agreement with the client.

b. Fees for private placement are recognised on completion of assignment.

c. Underwriting commission relating to public issues is accounted for on finalisation of allotment of the public issue.

d. Brokerage income relating to public issues/ mutual fund/other securities is accounted for based on mobilisation and intimation received from clients/intermediaries.

e. Brokerage income in relation to stock broking activity is recognized on the trade date of transactions and includes stamp duty and transaction charges.

Asset Management:

a. Management fee is recognised at specific rates agreed with the relevant schemes, applied on the average daily net assets of each scheme (excluding inter-scheme investments, where applicable, and investments made by the company in the respective scheme) and are in conformity with the limits specified under SEBI (Mutual Funds) Regulations, 1996.

b. Portfolio Advisory Service income is recognised on accrual basis as per the terms of the contract.

c. Recovery from guaranteed schemes of deficit earlier recognised as expense is recognised as income in the year of receipt.

d. Scheme Expenses: Expenses of schemes in excess of the stipulated rates are charged to the Profit and Loss Account.

e. Recovery, if any, on realisation of devolved investments of schemes acquired by the company in terms of right of subrogation is accounted on the basis of receipts.

Credit Card Operations:

a. Joining membership fee and first annual fee have been recognised over a period of one year as they more closely reflects the period to which the fee relate to.

b. Interchange income is recognised on accrual basis.

c. All other service fees are recorded at the time of occurrence of the respective transaction.

Factoring:

Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation. Processing charges are accrued upon acceptance of sanction of the factoring / financing limits by the Company.

Life Insurance:

a. Premium (net of service tax) is recognized as income when due from policyholders. Uncollected premium from lapsed policies is not recognised as income until such policies are revived. In respect of linked business, premium income is recognised when the associated units are allotted.

b. Premium ceded on reinsurance is accounted in accordance with the terms of the treaty or in-principle arrangement with the Re-Insurer.

c. Claims by death are accounted when intimated. Intimations upto the end of the year are considered for accounting of such claims. Claims by maturity are accounted on the policy maturity date. Annuity benefits are accounted when due. Surrenders are accounted as and when notified. Claims cost consist of the policy benefit amounts and claims settlement costs, where applicable. Amounts recoverable from re-insurers are accounted for in the same period as the related claims and are reduced from claims.

d. Acquisition costs such as commission; medical fees etc. are costs that are primarily related to the acquisition of new and renewal insurance contracts and are expensed as and when incurred.

e. Liability for life policies: The actuarial liability of all the life insurance policies has been calculated by the appointed actuary as per the guidelines prescribed by the Institute of Actuaries of India.

Pension Fund Operation:

a. Management fees is recognized at specified rates agreed with the relevant schemes calculated as per the Investment Management Agreement (IMA) entered into between the Company and NPS Trustees, on accrual basis. Revenue excludes Service Tax, wherever recovered.

b. Profit/loss on sale of investments is recognized on trade date basis.

Mutual Fund Trustee Operation:

Trusteeship fees / management fees are recognised on an accrual basis in accordance with the respective terms of contract between the Companies.

2. **Investments**

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 **Classification**

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,

ii. Other Approved Securities,

iii. Shares,

iv. Debentures and Bonds,

v. Subsidiaries/Joint ventures and

vi. Others.

2.2 **Basis of classification:**

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

2.3 **Valuation:**

i. In determining the acquisition cost of an investment:

a. Brokerage/commission/securities transaction tax received on subscriptions is reduced from the cost.

b. Brokerage, commission etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

c. Broken period interest paid / received on debt instruments is treated as revenue item.

d. Cost is determined on the weighted average cost method.

e. The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at carrying cost.

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in Regional Rural Banks (RRBs) are valued at equity cost determined in accordance with Accounting Standard 23.

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value determined as per Regulatory guidelines, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to Non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign entities. Investments of domestic offices become non performing where:

a. Interest/instalment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b. In the case of equity shares, in the event the investment in the shares of any company is valued at US $ 0.02 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c. If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d. The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

e. The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f. In respect of foreign entities, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/ Reverse repo are treated as outright sales/ purchases and accounted for in the Repo/ Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets:	i.	A general provision of 10%
	ii.	Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)
Doubtful Assets:		
– Secured portion:	i.	Upto one year – 20%
	ii.	One to three years – 30%
	iii.	More than three years – 100%
– Unsecured portion:		100%
Loss Assets:		100%

3.4 In respect of foreign entities, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstanding as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice arising out of the above, is reduced from advances.

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Floating Provision

In accordance with the Reserve Bank of India guidelines, the bank has an approved policy for creation and utilisation of floating provisions separately for advances, investments and general purpose. The quantum of floating provisions to be created would be assessed at the end of each financial year. The floating provisions would be utilised only for contingencies under extra ordinary circumstances specified in the policy with prior permission of Reserve Bank of India.

5. Provision for Country Exposure for Banking Entities

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures. The provision is reflected in schedule 5 of the balance sheet under the "Other liabilities & Provisions – Others".

6. Derivatives:

6.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

6.2 All derivative instruments are recognised as assets or liabilities in the balance sheet and measured at marked to market.

6.3 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

6.4 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change.

6.5 Option premium paid or received is recorded in profit and loss account at the expiry of the option. The Balance in the premium received on options sold and premium paid on options bought have been considered to arrive at Mark to Market value for forex Over the Counter options.

7. Fixed Assets and Depreciation

7.1 Fixed assets are carried at cost less accumulated depreciation.

7.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

7.3 The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

7.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

7.5 Items costing less than US $ 19.72 each are charged off in the year of purchase.

7.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

7.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

7.8 In respect of fixed assets held at foreign branches/subsidiaries/associates, depreciation is provided as per the regulations /norms of the respective countries.

8. Leases

The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to financial leases also.

9. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Effect of changes in the foreign exchange rate

10.1 **Foreign Currency Transactions**

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers

Association of India (FEDAI) closing spot/ forward rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit and Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

viii. Gains / Losses on account of changes in exchange rates of open position in currency futures trades are settled with the exchange clearing house on daily basis and such gains / losses are recognised in the profit and loss account.

10.2 **Foreign Operations**

Foreign entities of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations:

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

iv. The Assets and Liabilities of foreign offices/subsidiaries /joint ventures in foreign currency (other than local currency of the foreign offices/ subsidiaries/joint ventures) are translated into local currency using spot rates applicable to that country.

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

11. Employee Benefits

11.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

11.2 Post Employment Benefits:

i. Defined Benefit Plan

a. The group entities operate separate Provident Fund schemes. All eligible employees are entitled to receive benefits under the Provident Fund scheme. The group entities contribute monthly at a determined rate. These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The group entities are liable for annual contributions and interests, which is payable at minimum specified rate of interest. The entities recognise such annual contributions and interest as an expense in the year to which they relate.

b. The group entities operate separate gratuity and pension schemes, which are defined benefit plans.

c. The group entities provide for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a ceiling in terms of service rules. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. Some group entities provide for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The entities make annual contributions to funds administered by trustees based on an independent external actuarial valuation carried out annually.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits:

a. All eligible employees of the group are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

12. Provision for Taxation

12.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign subsidiaries, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

12.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

12.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

12.4 Income tax expenses are the aggregate of the amounts of tax expense appearing in the separate financial statements of the parent and its subsidiaries/joint ventures, as per their applicable laws.

13. Earning per Share

13.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 - 'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

13.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

14. Accounting for Provisions, Contingent Liabilities and Contingent Assets

14.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the provision is recognised only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

14.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

14.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

15. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

16. Employee Share Purchase Scheme

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India ("SEBI"), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

17. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

Schedule 18

NOTES ON ACCOUNTS

(Amount in US $ in Million)

1. **List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements:**

1.1 The 29 Subsidiaries, 2 Joint Ventures and 28 Associates (which along with State Bank of India, the parent, constitute the Group), considered in the preparation of the consolidated financial statements are -

A) Subsidiaries

Sr. No	Name of the Subsidiary	Country of Incorporation	Group's Stake (%)
1)	State Bank of Bikaner & Jaipur	India	75.07
2)	State Bank of Hyderabad	India	100.00
3)	State Bank of Indore	India	98.05
4)	State Bank of Mysore	India	92.33
5)	State Bank of Patiala	India	100.00
6)	State Bank of Saurashtra (upto 13.08.08)	India	100.00
7)	State Bank of Travancore	India	75.01
8)	SBI Commercial & International Bank Ltd	India	100.00
9)	SBI Capital Markets Ltd	India	86.16
10)	SBICAP Securities Ltd	India	86.16
11)	SBICAP Trustee Company Ltd	India	86.16
12)	SBICAPS Ventures Ltd	India	86.16
13)	SBI DFHI Ltd	India	65.95
14)	SBI Factors & Commercial Services Pvt Ltd	India	69.88
15)	SBI Mutual Fund Trustee Company Pvt Ltd	India	100.00
16)	Global Trade Finance Ltd	India	92.85
17)	SBI Pension Funds Pvt Ltd	India	96.85
18)	SBI Custodial Services Pvt Ltd	India	100.00
19)	SBI General Insurance Co. Ltd	India	100.00
20)	State Bank of India (Canada)	Canada	100.00
21)	State Bank of India (California)	USA	100.00
22)	SBI (Mauritius) Ltd	Mauritius	93.40
23)	PT Bank Indomonex	Indonesia	76.00
24)	SBICAP (UK) Ltd	U.K.	86.16
25)	SBI Cards and Payment Services Pvt Ltd @	India	60.00
26)	SBI Funds Management Pvt Ltd@	India	63.00
27)	SBI Life Insurance Company Ltd@	India	74.00
28)	Commercial Bank of India Llc @	Russia	60.00
29)	SBI Funds Management (International) Private Ltd @	Mauritius	63.00

@ These entities are jointly controlled.

B) Joint Ventures

Sr. No	Name of the Joint Venture	Country of Incorporation	Group's Stake (%)
1)	C Edge Technologies Ltd	India	49.00
2)	GE Capital Business Process Management Services Pvt Ltd	India	40.00

C) Associates:

Sr. No	Name of the Associate	Country of Incorporation	Group's Stake (%)
1)	Andhra Pradesh Grameena Vikas Bank	India	35.00
2)	Arunachal Pradesh Rural Bank	India	35.00
3)	Chhatisgarh Gramin Bank	India	35.00
4)	Ellaquai Dehati Bank	India	35.00
5)	Meghalaya Rural Bank	India	35.00
6)	Krishna Grameena Bank	India	35.00
7)	Langpi Dehangi Rural Bank	India	35.00
8)	Madhya Bharat Gramin Bank	India	35.00
9)	Mizoram Rural Bank	India	35.00
10)	Nagaland Rural Bank	India	35.00
11)	Parvatiya Gramin Bank	India	35.00
12)	Purvanchal Kshetriya Gramin Bank	India	35.00
13)	Samastipur Kshetriya Gramin Bank	India	35.00
14)	Utkal Gramya Bank	India	35.00
15)	Uttaranchal Gramin Bank	India	35.00
16)	Vananchal Gramin Bank	India	35.00

17) Marwar Ganganagar Bikaner Gramin Bank	India	26.27
18) Vidisha Bhopal Kshetriya Gramin Bank	India	34.32
19) Deccan Grameena Bank	India	35.00
20) Cauvery Kalpatharu Grameena Bank	India	32.32
21) Malwa Gramin Bank	India	35.00
22) Saurashtra Grameena Bank	India	35.00
23) The Clearing Corporation of India Ltd	India	28.97
24) SBI Home Finance Ltd	India	25.05
25) UTI Asset Management Company Pvt Ltd	India	25.00
26) Bank of Bhutan	Bhutan	20.00
27) Nepal SBI Bank Ltd	Nepal	50.00
28) S.S. Ventures Services Ltd	India	43.08

1.2 The following changes have taken place in the consolidation process as compared to 2007-08.

a. The Government of India has notified the acquisition of State Bank of Saurashtra (SBS), a wholly owned banking subsidiary of SBI, with effect from 14th August 2008. Pursuant to the said notification, the entire undertaking of the erstwhile SBS stands acquired by SBI. The acquisition of SBS has been accounted using "Pooling of Interest method" as per Accounting Standard 14. The goodwill arising on acquisition amounting to US $ 0.13 million has been charged off to the revenue during the period.

b. SBI's subsidiary, Indian Ocean International Bank (IOIB) amalgamated with SBI International (Mauritius) Ltd, another subsidiary of SBI and the amalgamated entity's name has been changed to SBI (Mauritius) Ltd. and converted as a Public Limited Company from its erstwhile status as a Private Limited Company. The Scheme of Merger has been sanctioned by Bank of Mauritius from 1st April 2008, being the appointed date. Consequently, the SBI's stake in SBI (Mauritius) Limited has reduced from a 98% holding (pre-merger) to 93.40% holding (post-merger).

c. SBI has established a wholly owned subsidiary, SBI Custodial Services Pvt. Ltd. on 16th May 2008 and the capital of the company as on 31.03.09 is US $ 2.71 million. A joint venture agreement has been entered with Societe Generale, France, with the bank having 65% stake. RBI has approved the said joint venture and SBI is awaiting approval from SEBI. The authorised capital of this joint venture is envisaged at US $ 19.72 million.

d. SBI Pension Funds Pvt. Ltd. has commenced operations on 2nd April 2008. During the year, SBI has divested 10% equity stake in SBI Pension Fund Pvt. Ltd at cost in favour of its subsidiaries viz. SBI Life Insurance Company Limited and SBI Funds Management (Pvt.) Ltd. As a result of this divestment, the bank's total equity stake (including indirect stake) has come down to 96.85%.

e. SBI has incorporated SBI General Insurance Company Ltd. on 24th February 2009 with an authorised share capital of US $ 3.94 million for providing general insurance subject to regulatory approvals. SBI has signed a Joint Venture agreement with Insurance Australia Group (IAG) for conducting the General Insurance Business. SBI will hold 74% equity in the JV, while IAG will hold 26% equity.

f. Pursuant to a Scheme of Amalgamation approved by the Central Board at its meeting held on 25th June 2008, SBI Commercial and International Bank Ltd., a wholly owned subsidiary of SBI is proposed to be merged with SBI. The relevant scheme is yet to be approved by the Government of India, RBI and other authorities. Pending such approvals no effect has been given to the said scheme in the accounts.

g. The winding up petition of SBI Home Finance Ltd., an associate of the bank, was filed with the Kolkata High Court on 23rd September 2008. The Hon'ble Court has passed an order on 31st March 2009 giving direction for winding up of the company.

h. SBI has signed a joint venture with Macquarie Capital Group, Australia and IFC, Washington for setting up an Infrastructure fund of USD 3 billion for investing in various infrastructure projects in India for which RBI and Government approval have been received.

i. SBI has signed an MOU during the year with State General Reserve Fund (SGRF) of Oman, a Sovereign Fund of that country with an objective to set up a general fund to invest in various sectors in India. While the RBI approval has been received, the Government of India approval is awaited.

j. The Boards of SBI and SBI Capital Markets Ltd. (SBICAP) have approved takeover of SBICAP Securities Limited (SSL) by SBI as its subsidiary from SSL's holding company - SBICAP, subject to necessary regulatory approval.

1.3 Two of the associates - Bank of Bhutan (Gregorian Calendar Year) and Nepal SBI Bank Ltd (Hindu Calendar Year) follow accounting years different from that of the parent. Accordingly, the financial statements of these associates are made as of 31st December 2008 and 15th July 2008 respectively.

2. Share Capital:

2.1 The parent has kept in abeyance the allotment of 88,278 Equity Shares of US $ 0.2 each issued as part of Rights Issue last year, since they are subject matter of title disputes or are subjudice.

2.2 During the year, the parent has issued 34,09,846 equity shares of US $ 0.2 each for cash at a premium of US $ 31.15 per equity share i.e. at US $ 31.35 per equity share aggregating to US $ 106.89 million to its employees under SBI Employees Share Purchase Scheme - 2008 (SBI ESPS - 2008). The issue of equity shares under SBI ESPS-2008 has been accounted in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) guidelines 1999. Accordingly, an amount of US $ 4.22 million has been charged as employee expenses and transferred to Share Premium Account.

2.3 The Government of India had, during the year ended 31.03.08, subscribed to 6,28,68,000 Equity Shares of US $ 0.2 each at a premium of US $ 31.15 per share as part of Rights Offer of the bank. The Government of India has discharged the total consideration of US $ 1970.82 million by issue of "8.35% SBI Rights Issue GOI Special Bonds 2024". Certain restrictions have been placed by the Government on the sale of these bonds.

2.4 Expenses in relation to the issue of Equity Shares under the Employees Share Purchase Scheme 2008 amounting to US $ 0.24 million is debited to Share Premium Account.

3. Disclosures as per Accounting Standards:

3.1 Change in Accounting Policy:

SBI has been making annual contribution to the pension fund administered by trustees based on an independent actuarial valuation carried out at the year end. SBI has decided to make its contribution to the Pension Fund at 10% of the basic salary in term of SBI Pension Fund Rules. The balance amount as per actuarial liability is fully provided for and kept in a special provision account for settlement to pensioners.

Consequent to this change the profit after tax has gone up by US $ 58.36 million after considering the deferred tax assets of US $ 100.16 million.

3.2. Employee Benefits:

3.2.1 Defined Benefit Plans

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005) :

Particulars	Pension Plans		Gratuity	
	CY	PY	CY	PY
Change in the present value of the defined benefit obligation				
Opening defined benefit obligation at 1st April 2008	4216.78	5032.36	963.53	1196.43
Current Service Cost	223.89	163.05	44.10	48.69
Interest Cost	332.08	408.17	75.05	96.50
Actuarial losses (gains)	211.72	37.32	(27.38)	(24.74)
Benefits paid	(250.89)	(310.02)	(56.08)	(98.77)
Closing defined benefit obligation at 31st March 2009	**4733.58**	**5330.88**	**999.22**	**1218.11**
Change in Plan Assets				
Opening fair value of plan assets at 1st April 2008	3285.95	3804.43	934.37	1146.46
Expected Return on Plan assets	243.06	304.90	72.48	88.45
Contributions by employer	100.27	337.72	8.16	32.36
Benefit Paid	(250.89)	(310.01)	(56.08)	(98.77)
Actuarial Gains	45.70	17.08	3.29	12.73
Closing fair value of plan assets at 31st March 2009	**3424.09**	**4154.12**	**962.22**	**1181.23**
Reconciliation of present value of the obligation and fair value of the plan assets				

Particulars	Pension Plans		Gratuity	
	CY	PY	CY	PY
Present Value of Funded obligation at 31st March 2009	4733.58	5330.88	999.22	1218.11
Fair Value of Plan assets at 31st March 2009	3424.09	4154.12	962.22	1181.23
Deficit/(Surplus)	1309.49	1176.76	37.00	36.88
Unrecognised Past Service Cost	Nil	Nil	Nil	Nil
Net Liability/(Asset)	1309.49	1176.76	37.00	36.88
Amount Recognised in the Balance Sheet				
Liabilities	4733.58	5330.88	999.22	1218.11
Assets	3424.09	4154.12	962.22	1181.23
Net Liability / (Asset) recognised in Balance Sheet	1309.49	1176.76	37.00	36.88
Net Cost recognised in the profit and loss account				
Current Service Cost	223.89	163.05	44.10	48.69
Interest Cost	332.08	408.17	75.05	96.50
Expected return on plan assets	(243.06)	(304.90)	(72.48)	(88.45)
Net actuarial losses (Gain) recognised during the year	166.02	20.24	(30.67)	(37.48)
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	478.93	286.56	16.00	19.26
Reconciliation of expected return and actual return on Plan Assets				
Expected Return on Plan Assets	243.06	304.90	72.48	88.45
Actuarial Gain/ (loss) on Plan Assets	45.70	17.08	3.29	12.74
Actual Return on Plan Assets	**288.76**	**321.98**	**75.77**	**101.19**
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet				
Opening Net Liability as at 1st April 2008	930.83	1227.93	29.16	49.97
Expenses as recognised in profit and loss account	478.93	286.55	16.00	19.26
Employers Contribution	100.27	337.72	8.16	32.35
Net liability/(Asset) recognised in Balance Sheet	**1309.49**	**1176.76**	**37.00**	**36.88**

The Group expects to contribute US $ 213.92 million (Previous Year US $ 204.89 million) and US $ 25.63 million (Previous Year US $ 28.16 million) to its defined benefit Pension Plan and Gratuity Plan respectively during the next financial year.

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2009 are as follows:

Category of Assets	Pension Fund	Gratuity Fund
	% of Plan Assets	% of Plan Assets
Central Govt. Securities	5.79	31.33
State Govt. Securities	3.15	20.67
Public Sector Bonds	5.18	33.37
FDR / TDR with Bank	3.79	3.64
Bank Deposits	80.72	6.34
Others	1.37	4.65
Total	**100.00**	**100.00**

Out of the above investments following are held with the group;

Category of Assets	Pension Fund	Gratuity Fund
	% of Plan Assets	% of Plan Assets
FDR / TDR with Bank & Bank Deposits	81.45%	6.45%

Principal actuarial assumptions;

Particulars	Pension and Gratuity Plans	
	Current year	Previous year
Discount Rate	7.25% to 7.75%	7.75% to 8%
Expected Rate of return on Plan Asset	7.50% to 8%	7.50% to 8%
Salary Escalation	5% to 13%	4% to 13%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible. The auditors have relied upon the representation made by the Bank in this behalf.

3.2.2 Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of US $ 77.80 million (Previous Year US $ 136.09 million) is recognised as an expense towards the Provident Fund scheme of the group included under the head "Payments to and provisions for employees" in Profit and Loss Account.

3.2.3 Other Long term Employee Benefits

Amount of US $ 13.41 million (Previous Year US $ 51.34 million) is recognised as an expense towards Long term Employee Benefits included under the head "Payments to and provisions for employees" in Profit and Loss account.

Details of Provisions made for various long Term Employees' Benefits during the year;

US $ in million

Sl. No.	Long Term Employees' Benefits	Current Year	Previous Year
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	6.94	33.20
2	Leave Travel and Home Travel Concession (Encashment/Availment)	3.06	10.13
3	Sick Leave	(0.75)	5.92
4	Silver Jubilee Award	(0.83)	1.25
5	Resettlement Expenses on Superannuation	0.82	1.32
6	Casual Leave	1.13	(0.50)
7	Retirement Award	3.04	0.02
	Total	**13.41**	**51.34**

3.3 Segment Reporting (As complied by management and relied upon by the auditors)

3.3.1 Segment identification

A) Primary (Business Segment)

The following are the Primary Segments of the Group:

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support capturing and extraction of the data in respect of the above segments separately. However, based on the present internal organisational and management reporting structure and the nature of their risk and returns, the data on the Primary Segments have been computed as under:

a) **Treasury:** The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking:** The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) **Retail Banking:** The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's.

d) **Other Banking business -** Segments not classified under (a) to (c) above are classified under this primary segment. This segment also includes the operations of all the Non-Banking Subsidiaries/ Joint Ventures of the group.

In the case of Banking Subsidiaries who do not have the management reporting structure corresponding to the parent, all the exposures in excess of US $ 0.99 million have been segregated and included in Corporate/ Wholesale Banking.

B) Secondary (Geographical Segment):

i) Domestic operations comprise branches and subsidiaries having operations in India.

ii) Foreign operations comprise branches and subsidiaries having operations outside India and offshore banking units having operations in India.

C) Allocation of Expenses, Assets and liabilities

Expenses of parent incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

3.3.2 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in the parent's financial statements with the following additional features:

1) Pricing of inter-segment transactions between the Non Banking Operations segment and other segments are market led. In respect of transactions between treasury and other banking business, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.

2) Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.

3) Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated Expenses".

3.3.3 *DISCLOSURE UNDER SEGMENT REPORTING*

PART A: PRIMARY SEGMENTS (US $ in million)

	Treasury Operations	Corporate/ Wholesale Banking	Retail Banking	Other Banking Operations	Elimination	TOTAL
Revenue	4,447.34	6,902.11	10,296.64	1,529.73	- 879.84	22,295.98
Result	648.10	1,533.98	1,988.86	67.82	—	4,238.76
Unallocated Income	—	—	—	—	—	1.55
Unallocated Expenses	—	—	—	—	—	-712.15
Operating Profit (PBT)	—	—	—	—	—	3,528.16
Taxes	—	—	—	—	—	1,325.27
Extraordinary Profit/Loss	—	—	—	—	—	—
Net Profit	—	—	—	—	—	2,202.89
Other Information:	—	—	—	—	—	—
Segment Assets	82,436.26	77,276.42	148,051.84	5,006.54	- 57,126.43	255,644.63
Unallocated Assets	—	—	—	—	—	1,615.97
Total Assets	—	—	—	—	—	257,260.60
Segment Liabilities	41,687.52	74,090.38	171,186.43	4,310.83	- 57,126.43	234,148.73
Unallocated Liabilities	—	—	—	—	—	8,839.31
Total Liabilities	—	—	—	—	—	242,988.04

PART B : SECONDARY SEGMENTS (US $ in million)

Particulars	Domestic Operations	Foreign Operations	Total
Revenue	21,202.01 (20,829.05)	1,095.52 (1,658.19)	22,297.53 (22,487.24)
Assets	233,693.28 (174,122.10)	23,567.32 (13,403.64)	257,260.60 (187,525.74)

i) Income/Expenses are for the whole year. Assets/Liabilities are as at 31st March 2009.
ii) Figures within brackets are for previous year

3.4 Related Party Disclosures: As identified and compiled by the management and relied upon by the auditors

3.4.1 Related Parties to the Group:

A) JOINT VENTURES:

1. GE Capital Business Process Management Services Private Limited.
2. C Edge Technologies Ltd.

B) ASSOCIATES:

i Regional Rural Banks

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Cauvery Kalpatharu Grameena Bank
4. Chhatisgarh Gramin Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Bank
13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Grameena Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank

ii Others

23. SBI Home Finance Limited.
24. The Clearing Corporation of India Ltd
25. Nepal SBI Bank Ltd.
26. Bank of Bhutan
27. UTI Asset Management Company Pvt. Ltd.
28. S. S. Ventures Services Pvt Ltd

C) Key Management Personnel of the Bank:

1. Shri O. P. Bhatt, Chairman
2. Shri S. K. Bhattacharyya, Managing Director
3. Shri R. Sridharan, Managing Director (from 5th December 2008)

3.4.2 Related Parties with whom transactions were entered into during the year:

No disclosure is required in respect of transactions with related parties which are "state controlled enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel. Other particulars are:

1. C Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. SBI Home Finance Ltd.
4. Bank of Bhutan
5. Nepal SBI Bank Ltd.
6. S. S. Ventures Services Ltd
7. Shri O. P. Bhatt, Chairman
8. Shri S. K. Bhattacharyya, Managing Director
9. Shri R. Sridharan, Managing Director (from 5th December 2008)

3.4.3 Transactions / Balances :

Items	Associates/ Joint Ventures	Key Management Personnel @	Total
Deposit#	18.25 (15.59)	0.14 (—)	18.39 (15.59)
Other Liability#	9.93 (24.36)	0.05 (—)	9.98 (24.36)
Investments#	4.30 (5.42)	— (—)	4.30 (5.42)
Other Assets #	— (0.02)	— (—)	— (0.02)
Interest paid $	0.53 (0.79)	— (—)	0.53 (0.79)
Interest received$	— (—)	— (—)	— (—)
Income earned by way of Dividend $	0.37 (0.73)	— (—)	0.37 (0.73)
Rendering of services $	0.51 (0.02)	— (—)	0.51 (0.02)
Receiving of services $	29.66 (—)	— (—)	29.66 (—)
Management contracts $	— (—)	0.07 (0.13)	0.07 (0.13)

(Figures in brackets pertain to previous year)

\# Balances as at 31st March

$ Transactions for the year

@ Transactions which are not in the nature of banker-customer relationship.

3.5 Leases:

Financial Lease

Assets given on Financial Lease on or after 1st April 2001: The details of financial lease are given below.

	Current Year	Previous Year
Total gross investment in the leases	7.31	10.79
Present value of minimum lease payments receivable Less than 1 year	1.28	2.22
1 to 5 years	—	2.41
5 years and above	—	—
Total	1.28	4.63
Present value of unearned finance income	0.06	0.94

Operating Lease

A. Office Premises/Staff Quarters taken on Operating Lease as on 31st March 2009 US $ in million

i.

Minimum Lease Rent Payable*	
a. Payable not later than 1 year i.e. 2009-10	11.62
b. Payable later than 1 year and not later than 5 years i.e. 2010-11 to 2013-14	28.54
c. Payable later than 5 years i.e. after 2013-14	6.97

* in respect of Non Cancellable Lease only

ii. Amount of lease charges debited to charges account during the year 136.13

iii. The lease agreements provide for an option to the group to renew the lease period at the end of non-cancellable period. There are no exceptional/ restrictive covenants in the lease agreements.

B. Premises given on Operating Leases as on 31st March 2009

i.

Minimum Lease Rental Receivable	
a. Payable not later than 1 year i.e. 2009-10	0.01
b. Payable later than 1 year and not later than 5 years i.e. 2010-11 to 2013-14	0.01
c. Payable later than 5 years i.e. after 2013-14	Nil

ii

Particulars	Original Cost	Accumulated Depreciation as on 31.03.2009	Depreciation for the year
Premises given on lease	0.04	0.04	Nil

iii No contingent rents have been recognised in the Profit & Loss Account.

3.6 Earnings Per Share:

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing consolidated net profit after tax by the weighted average number of equity shares outstanding during the year.

US $ in million

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average No. of equity shares used in computing basic earning per share	63,44,13,120	53,14,45,447
Add: Potential number of equity shares that could arise on account of ESPS scheme	—	5,09,911
Weighted average number of shares used in computing diluted earning per share	63,44,13,120	53,19,55,358
Net profit (Other than minority)	2159.95	2233.45
Basic earnings per share (Rs.)	3.40	4.20
Diluted earnings per share (Rs.)	3.40	4.20
Nominal value per share (Rs.)	0.20	0.25

3.7 Accounting for taxes on Income

i) During the year, US $ 212.14 million [Previous Year US $ 120.40 million] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii) The break up of deferred tax assets and liabilities into major items is given below:

Particulars	As at 31-Mar 2009	As at 31-Mar 2008
Deferred Tax Assets		
Provision for non performing assets	89.66	70.49
Ex-gratia paid under Exit option	19.76	36.85
Wage Revision	151.65	53.57
Provision for Gratuity, Leave, Pension etc.	239.40	138.77
Others	90.97	187.35
Total	**591.44**	**487.03**
Deferred Tax Liabilities		
Depreciation on Fixed Assets	23.58	27.52
Interest on securities	117.39	144.81
Others	54.57	120.69
Total	**195.54**	**293.02**
Net Deferred Tax Assets/(Liabilities)	**395.90**	**194.01**

3.8 Investments in jointly controlled entities:

As required by AS 27, the aggregate amount of the assets, liabilities, income and expenses related to the group's interests in jointly controlled entities are disclosed as under:

US $ in million

Particulars	As at 31-Mar-2009	As at 31-Mar-2008
Liabilities		
Capital & Reserves	13.87	16.05
Deposits	—	—
Borrowings	0.05	0.09
Other Liabilities & Provisions	5.65	6.74
TOTAL	**19.57**	**22.88**
Assets		
Cash and balances with Reserve Bank of India	—	—
Balances with Banks and Money at call and short notice	4.23	0.51
Investments	0.69	0.65
Advances	—	—
Fixed Assets	2.21	4.05
Other Assets	12.44	17.67
TOTAL	**19.57**	**22.88**
Capital Commitments	Nil	Nil
Other Contingent Liabilities	NiL	Nil
Income		
Interest earned	—	1.42
Other income	10.15	15.36
Total	**10.15**	**16.78**
Expenditure		
Interest expended	—	—
Operating expenses	8.15	11.82
Provisions & contingencies	0.83	1.60
Total	**8.98**	**13.42**
Profit	**1.17**	**3.36**

3.9 Impairment of assets:

In the opinion of the Bank's Management, there is no impairment to the assets to which Accounting Standard 28 - "Impairment of Assets" applies.

3.10 Provisions, Contingent Liabilities & Contingent Assets

a) Break up of provisions: US $ in million

	Current Year	Previous Year
a) Provision for Income Tax (current tax)	1498.08	1278.37
b) Provision for Income Tax (deferred tax asset)	(212.14)	(120.40)
c) Fringe Benefit Tax	34.43	33.77
d) Provision for other taxes	4.90	(0.88)
e) Amount of provision made against NPAs (including write back of provision)	712.99	698.92
f) General provision on Standard Assets in the global loan portfolio	60.10	192.73
g) Depreciation in the value of Investments in India and Outside India	266.71	38.17
h) Others (Net of write-backs)	143.17	152.18
Total	**2508.24**	**2272.86**

(Figures in brackets indicate credit)

b) Floating provisions: US $ in million

	Current Year	Previous Year
a) Opening Balance	**135.06**	**128.60**
b) Addition during the year	30.68	42.15
c) Draw down during the year	64.27	—
d) Closing balance	**101.47**	**170.75**

c) Description of contingent liabilities and contingent assets:

Sr. No	Items	Brief Description
1	Claims against the Group not acknowledged as debts	The parent and its constituents are parties to various proceedings in the normal course of business. It does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Group issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Group. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Group is contingently liable	The Group is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Group and not provided for. Further the Group has made commitments to subscribe to shares in the normal course of business.

d) The contingent liabilities mentioned above are dependent upon the outcome of court/arbitration/ out of court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against contingent liabilities: US $ in million

	Current Year	Previous Year
a) Opening Balance	**46.99**	**35.44**
b) Addition during the year	21.32	29.50
c) Draw down during the year	8.38	5.53
d) Closing balance	**59.93**	**59.41**

4. Pending Wage Agreement: The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of US $ 332.04 million (Previous Year US $ 166.22 million) has been made during the year in the accounts for the Bank's estimated liability in respect of wage revision to be effective from 1st November 2007. The total provision held on account of wage revision as on 31st March 2009 is US $ 467.77 million (including US $ 4.25 million transferred from eSBS).

5. Agricultural Debt Waiver and Debt Relief Scheme 2008

As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver is US $ 1463.79 million and on account of debt relief is US $ 186.90 million, which is treated as part of advances and other assets respectively in accordance with the scheme.

For the Debt Waiver, the Government of India has agreed to provide interest on the amount receivable from it from the date of payment of the first instalment and accordingly no provision for loss of interest on present value terms has been made. Further, the instalment of US $ 574.25 million has been received from Government of India. In respect of Debt Relief, the group has made provision of US $ 48.95 million towards present value of loss of interest on amount receivable from eligible farmers, which is reversible to General Reserve upon complete settling of the account after receipt of claim from the Government. The figures of debt relief are subject to payment of dues by the farmers.

6. In accordance with RBI circular DBOD NO.BP.BC.42/ 21.01.02/2007-08 redeemable preference shares are treated as liabilities and the coupon payable thereon is treated as interest.

7. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements in view of the general clarifications issued by ICAI.

8. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for first time in terms of RBI guidelines/Accounting Standards, *previous year figures have not been mentioned*

STATE BANK OF INDIA (CONSOLIDATED)
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2009

(000s omitted)

		Year ended 31.3.2009	Year ended 31.3.2008
		US $	US $
A.	CASH FLOW FROM OPERATING ACTIVITIES	6,145,497	(1,049,206)
B.	CASH FLOW FROM INVESTING ACTIVITIES	(321,548)	(409,382)
C.	CASH FLOW FROM FINANCING ACTIVITIES	887,367	5,641,505
D.	CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION	432,469	(57,405)
	NET CHANGE IN CASH AND CASH EQUIVALENTS	**7,143,785**	**4,125,512**
E.	CASH AND CASH EQUIVALENTS - OPENING	17,552,921	18,065,021
F.	CASH AND CASH EQUIVALENTS - CLOSING	24,696,706	22,190,533

A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net Profit before taxes	3485,224	3,424,312
	Adjustment for:		
	Depreciation charge	182,268	258,808
	(Profit)/Loss on sale of fixed assets (Net)	829	(2,669)
	Provision for NPAs	712,993	698,915
	Provision for Standard Assets	60,100	192,724
	Depreciation on Investments in India	208,618	25,908
	Depreciation on Investments Outside India	58,094	20,998
	Provision for investments in Sub./Joint venture	—	(8,730)
	(Profit)/Loss on sale of Investents (Net)	(346,617)	(693,071)
	Profit/Loss on revaluation of Investments	124,064	213,548
	Provision on Other Assets	10,132	103,008
	Other Provisions	133,043	49,174
	Deffered Revenue Expenditure written off during the year	1,150	(7,360)
	Interest paid on bonds (Financing Activity)	551,478	594,372
	Dividend/Earnings from Associates (Investing Activity)	106	(52,593)
	LESS: Direct Taxes	(1,530,918)	(1,435,647)
		3,650,564	3,381,697

(000s omitted)

		Year ended 31.3.2009	Year ended 31.3.2008
		US $	US $
	Adjustment for:		
	Increase/(Decrease) in Deposits	46,445,546	34,931,117
	Increase/(Decrease) in Borrowings	(282,241)	4,327,353
	(Increase)/Decrease in Investments	(19,414,965)	(13,805,478)
	(Increase)/Decrease in Advances	(29,723,333)	(29,596,217)
	Increase/(Decrease) in Other Liabilities & Provisions	4,335,514	4,952,887
	(Increase)/Decrease in Other Assets	1,134,412	(5,240,565)
	NET CASH PROVIDED BY OPERATING ACTIVITIES	**6,145,497**	**(1,049,206)**
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	(Increase)/Decrease in Investments in JV/Associates	(27,799)	(40,480)
	Income earned on such Investments	(106)	52,593
	(Increase)/Decrease in Fixed Assets	(293,643)	(421,495)
	NET CASH PROVIDED BY INVESTING ACTIVITIES	(321,548)	(409,382)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Share Capital	672	26,214
	Share Premium	110,205	4,134,694
	Issue of Bonds	1,650,913	2,733,750
	Repayment of Subordinated Bonds	(7,886)	(437,502)
	Interest Paid on Bonds	(551,478)	(594,372)
	Dividends Paid including tax thereon	(302,074)	(214,866)
	Dividends tax Paid by subsidiaries	(12,985)	(6,413)
	NET CASH PROVIDED BY FINANCING ACTIVITIES	887,367	5,641,505

(000s omitted)

		Year ended 31.3.2009	Year ended 31.3.2008
		US $	US $
D.	**CASH FLOWS ON ACCOUNT OF EXCHANGE FLUCTUATION**		
	Reserve of Foreign Subsidiaries	301,850	(25,208)
	Others - Revaluation of foreign currency Bonds	130,619	(32,197)
	Net Cashflows on A/c of Exchange Fluctuation	432,469	(57,405)
E.	**CASH AND CASH EQUIVALENTS - OPENING**		
	Cash in hand (including FC notes & gold)	747,449	784,459
	Balances with Reserve Bank of India	14,003,587	10,448,368
	Balances with Banks & MACSN	2,801,885	6,832,194
	TOTAL	17,552,921	18,065,021
F.	**CASH AND CASH EQUIVALENTS - CLOSING**		
	Cash in hand (including FC notes & gold)	1,076,990	944,930
	Balances with Reserve Bank of India	13,544,672	17,703,439
	Balances with Banks & MACSN	10,075,045	3,542,164
	TOTAL	24,696,707	22,190,533

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS
STATE BANK OF INDIA

1. We have examined the attached Consolidated Balance Sheet of State Bank of India (the Bank), its subsidiaries, associates and joint ventures (the Group) as at 31st March 2009, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended in which are incorporated the:

   i. Audited accounts of the Bank audited by 14 Joint Auditors including us,

   ii. Audited accounts of 1 (one) subsidiary audited by us,

   iii. Audited accounts of 25 (twenty five) subsidiaries, 27 (twenty seven) Associates and 1 (one) joint venture audited by other auditors,

   iv. Accounts of 1 (one) subsidiary for the period 01st April 2008 to 13th August 2008 (the date of merger of this subsidiary with the Bank) audited by another auditor,

   v. Unaudited accounts of 2 (two) subsidiaries, 1 (one) associate and 1 (one) Joint venture.

   These Consolidated financial statements are the responsibility of the Bank's management and have been prepared by the management on the basis of separate financial statements and other financial information of the different entities in the Group. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material aspects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We have jointly audited the financial statements of the Bank along with 13 other joint auditors, whose financial statements reflect total assets of US $ 190148.26 million as at 31st March 2009, and total revenue of US $ 15078.67 million and net cash flows amounting to US $ 6491.52 million for the year then ended.

4. We have also audited the financial statements of one of the subsidiary whose financial statements reflect total assets of US $ 143.93 million as at 31st March 2009, total revenue of US $ 11.24 million and net cash flows amounting to US $ 6.70 million for the year then ended.

5. We did not audit the financial statements of its Subsidiaries, Associates and Joint Ventures whose financial statements reflect total assets of US $ 66334.98 million as at 31st March 2009, and total revenue of US $ 7175.67 million and net cash flows amounting to US $ 455.64 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

6. We have also relied on the un-audited financial statements of 2 (two) subsidiaries, 1 (one) associate and 1 (one) joint venture, whose financial statements reflect total assets of US $ 633.48 million as at 31st March 2009, total revenue of US $ 31.94 million and net cash flows amounting to US $ 73.54 million for the year then ended.

7. We report that the consolidated financial statements have been prepared by the Bank's management in accordance with the requirement of Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23-Accounting for investment in Associates in Consolidated Financial Statements and Accounting Standard 27-Financial Reporting of Interest in Joint Ventures prescribed by the Institute of Chartered Accountants of India and the requirements of Reserve Bank of India.

8. Based on our audit and consideration of report of other auditors on separate financial statements and on consideration of the unaudited financial statements and on the other financial information of the components, and to the best of our information and explanations given to us we are of the opinion that the attached Consolidated Financial Statements, give a true and fair view in conformity with the accounting principles generally accepted in India:

   a. in the case of the Consolidated Balance Sheet on the state of affairs of the Group as at 31st March 2009;

   b. in the case of the Consolidated Profit and Loss account of the consolidated profit of the Group for the year ended on that date; and

   c. in the case of the Consolidated Cash Flow Statement of the Cash Flows of the Group for the year ended on that date.

State Bank Group
New Capital Adequacy Framework (Basel - II)
Pillar - III (Market Discipline) Disclosures in U.S. Dollars

NEW CAPITAL ADEQUACY FRAMEWORK DISCLOSURES UNDER PILLAR III AS ON 31.03.2009

TABLE DF-1 : SCOPE OF APPLICATION

Qualitative Disclosures: As on 31.03.2009

(a) The name of the Top Bank in the Group to which the Framework applies: **State Bank of India**

(b) An outline of differences in the basis of consolidation for accounting and regulatory purposes, with a brief description of the entities within the Group

The consolidated Financial Statements of the Group conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, Regulatory/Reserve Bank of India (RBI) Guidelines, Accounting Standards/Guidance Notes issued by the Institute of Chartered Accountants of India (ICAI). The following Subsidiaries/Joint Ventures and Associates constitute the State Bank Group.

(i) **That are fully consolidated:** The following Subsidiaries and Joint Ventures (which are also Subsidiaries) are fully consolidated on a line by line basis as per Accounting Standard AS 21.

Sr. No	Name	Activity	Holding
	DOMESTIC		
1	State Bank of Bikaner and Jaipur	Banking	75.07%
2	State Bank of Hyderabad	Banking	100.00%
3	State Bank of Mysore	Banking	92.33%
4	State Bank of Indore	Banking	98.05%
5	State Bank of Patiala	Banking	100.00%
6	State Bank of Travancore	Banking	75.01%
7	State Bank of Saurashtra (upto 13.08.08)	Banking	100.00%
8	SBICI Bank Ltd.	Banking	100.00%
9	SBI Capital Markets Ltd.	NBFC	86.16%
10	SBI CAP Securities Ltd.	NBFC	86.16%
11	SBI CAP Trustee Company Ltd.	NBFC	86.16%
12	SBI CAPS Ventures Ltd.	NBFC	86.16%
13	SBI Cards & Payment Services Ltd.	NBFC	60.00%
14	SBIDFHI Ltd.	Primary Dealers	65.95%
15	SBI Factors & Commercial Services Ltd.	Factoring	69.88%
16	SBI Funds Management Ltd.	Mutual Funds	63.00%
17	SBI MF Trustee Co. Pvt. Ltd.	MF Trustees	100.00%
18	SBI Life Insurance Co. Ltd.	Insurance	74.00%
19	Global Trade Finance Ltd	Factoring	92.85%
20	SBI Pension Funds Pvt Ltd.	Mutual Funds	96.85%
21	SBI Custodial Services Pvt Ltd.	Custodial Service	100.00%
22	SBI General Insurance Company Ltd	Insurance	100.00%
	OVERSEAS		
23	SBI, Canada	Banking	100.00%
24	SBI, California	Banking	100.00%
25	SBI International (Mauritius) Ltd.	Banking	93.40%
26	Commercial Bank of India LLC Moscow	Banking	60.00%
27	PT Bank Indo Monex Ltd., Indonesia	Banking	76.00%
28	SBI Funds Management (Intl.) Ltd.	Mutual Funds	63.00%
29	SBI CAP (UK) Ltd.	NBFC	86.16%

(ii) **That are pro-rata consolidated:**

The entities that are joint Ventures are consolidated pro rata as per Accounting Standard – AS 27.

Sr. No	Name	Activity	Holding
	DOMESTIC		
1	GE Capital Business Process Management Services Pvt. Ltd.	BPO	40.00%
2	C-Edge Technologies Ltd.	Software Services	49.00%

(iii) All the Subsidiaries, Joint Ventures and Associates of State Bank are consolidated. Hence there is no entity, which is excluded from consolidation. In addition to the above-mentioned Subsidiaries and Joint Ventures, the following Associates are consolidated as per Equity Accounting in terms of AS 23.

Sr. No	Name	Activity	Holding
1	Clearing Corporation of India Ltd	Clearing	28.97%
2	UTI Asset Management Co. Pvt. Ltd.	Asset Management	25.00%
3	SBI Home Finance Ltd.	Home Finance	25.05%
4	S.S. Ventures Ltd	Venture Capital Financing	43.08%
5	Nepal SBI Bank Ltd	Banking	50.00%
6	Bank of Bhutan	Banking	20.00%
7	Andhra Pradesh Grameena Vikas Bank	Banking	35.00%
8	Arunachal Pradesh Rural Bank	Banking	35.00%
9	Chhatisgarh Gramin Bank	Banking	35.00%
10	Ellaquai Dehati Bank	Banking	35.00%
11	Ka Bank Nongkyndong Ri Khasi Jaintia	Banking	35.00%
12	Krishna Grameena Bank	Banking	35.00%
13	Langpi Dehangi Rural Bank	Banking	35.00%
14	Madhya Bharat Gramin Bank	Banking	35.00%
15	Mizoram Rural Bank	Banking	35.00%
16	Nagaland Rural Bank	Banking	35.00%
17	Parvatiya Gramin Bank	Banking	35.00%
18	Purvanchal Kshetriya Gramin Bank	Banking	35.00%
19	Samastipur Kshetriya Gramin Bank	Banking	35.00%
20	Utkal Gramya Bank	Banking	35.00%
21	Uttaranchal Gramin Bank	Banking	35.00%
22	Vananchal Gramin Bank	Banking	35.00%
23	Vidisha Bhopal Kshetriya Gramin Bank	Banking	34.32%
24	Marwar Ganganagar Bikaner Gramin Bank	Banking	26.27%
25	Deccan Grameena Bank	Banking	35.00%
26	Cauvery Kalpatharu Grameena Bank	Banking	32.32%
27	Malwa Gramin Bank	Banking	35.00%
28	Saurashtra Grameena Bank	Banking	35.00%

Differences in basis of consolidation for accounting and regulatory purposes

In terms of Regulatory Guidelines, the consolidated Bank may exclude from consolidation, Group companies which are engaged in Insurance business and business not pertaining to Financial Services. Hence, the Group's investments in the under mentioned entities are taken at cost less impairment, if any, for Consolidated Prudential Reporting purposes.

Sr. No.	Name of the Joint Venture	Group's Stake (%)
1	C Edge Technologies Pvt Ltd	49.00
2	GE Capital Business Process Management Services Pvt Ltd	40.00
3	SBI Life Insurance Company Ltd	74.00

Quantitative Disclosures:

(c) The aggregate amount of Capital deficiencies in all Subsidiaries not included in the consolidation i.e. that are deducted and the name(s) of such subsidiaries: **Nil**

(d) The aggregate amounts (e.g. current book value) of the Bank's total interests in Insurance entities, which are risk-weighted as well as their name, their country of incorporation or residence, the proportion of ownership interest and, if different, the proportion of voting power in these entities in addition, indicate the quantitative impact on Regulatory Capital of using this method versus using the deduction:

Name: SBI Life Insurance Co. Ltd. Mumbai

Country of Incorporation: India

Ownership interest: $ 145.90 million (74%)

Quantitative Impact on the regulatory capital:

Under consolidation method: NA

Under deduction method: Entire investment made in the Insurance Subsidiary is reduced from Tier I & Tier II capital of the Bank, for the purpose of Capital Adequacy calculation.

TABLE DF-2:
CAPITAL STRUCTURE:

Qualitative Disclosures

(a) Summary

Type of Capital	Features
Equity (Tier –I)	State Bank of India has raised Equity by way of Rights Issue during March 2008 aggregating US $ 3296.92 million (including Premium). Further the Bank has also raised Capital by way of Employees Stock Purchase Scheme aggregating US $ 106.86 million. Domestic Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI while some of them like SBBJ, SB Indore, SBM and SBT have public shareholding as well. Domestic Non-Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI and the others are ADB (SBICAP-13.84%), SGAM (SBI FUNDS-37%), GE Capital (SBI CARDS-40%), SIDBI (SBI FACTORS-20%) etc.
Innovative Instruments (Tier-I)	SBI has raised Innovative Perpetual Debt Instruments (IPDIs) in the International Market during FY: 06-07 and 07-08. Some of the Banking Subsidiaries have also raised Capital through Perpetual Debt Instruments. Foreign Subsidiary Banks have not raised Tier I Capital by way of IPDIs as of date.
Tier-II	SBI and its Subsidiaries have raised Upper as well as Lower Tier II Capital. The subordinated debts raised through private placement of Bonds are unsecured, long term, non-convertible and are redeemable at par. The debt is subordinated to present and future senior indebtedness of the Bank and qualifies for Tier II capital. In case of Domestic Subsidiaries, Tier-II capital has been raised by way of Upper Tier-2 as well as Tier-2 bonds (except SBICI Bank Ltd). They are plain vanilla bonds with no embedded put option or call option. Not redeemable without RBI's prior approval. Consequent to Merger of State Bank of Saurashtra with SBI on 13th August 2008, Subordinated Debt (Lower Tier II) raised by SBS in two tranches of US $ 39.43 million and US $ 44.36 million aggregating US $ 83.79 million have been included in our list and are shown under Quantitative Disclosures of this table below. Some of the Non-Banking Subsidiaries like SBI FACTORS (US $ 7.89 million),SBI CARDS (US $ 24.61 million & GTFL (US $ 19.76 million) have also raised subordinated term debt reckoned as Tier II capital. Tier II capital of Foreign Subsidiaries comprises of subordinated term debt, General provisions.

Qualitative Disclosures:

State Bank of India has raised Hybrid Tier I Capital and Upper and Lower Tier II Subordinated Debt in the Domestic and International Market. Summary information on the terms and conditions of the main features of all capital instruments, especially in the case of innovative, complex or hybrid capital instruments are as under:

Type of capital	Main features				
Equity	US $ 125.17 million				
Innovative Perpetual Debt Instruments	**Date of Issue**	**Amount (Rs. crores)**	**Tenure (months)**	**Coupon (% p.a. payable annually)**	**Rating**
	15.02.07	USD 400 million	Perpetual with a Call Option after 10 yrs 3 mths i.e. on 15.05.17 and step-up of 100 bps i.e. 6 months USD LIBOR + 220 bps, if Call Option is not exercised	6.439% equivalent to Mid swap + 120 bps	Baa2- Moody's BB - S & P
	26.06.07	USD 225 million	Perpetual with a Call Option after 10 years i.e. on 26.06.17 and step-up of 100 bps i.e. 6 months USD LIBOR + 237 bps, if Call Option is not exercised	7.140% equivalent to Mid swap + 137 bps	Baa2- Moody's BB - S & P
	Apart from SBI, the following Associate Banks of SBI have raised Innovative Perpetual Debt Instruments: SBBJ US $ 39.43 million; SBH US $ 69 million; SB Indore US $ 32.53; SBM US $ 31.55 million and SBT US $ 55.01 million.				
Upper Tier II Subordinated Debt	**Type of Instrument**: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes. **Special features**: i) No Put Option by the Investors. ii) Call Option by the Bank after 10 years. iii) Step-up Option after 10 years, if Call Option is not exercised by the Bank. iv) Lock-in-clause on payment of periodic interest and even Principal at maturity, if CAR is below the minimum regulatory CAR, prescribed by RBI. v) Not redeemable without the consent of Reserve Bank of India. **Step-up Option**: If the Bank does not exercise Call Option after 10 years, the Bonds carry a step-up-option of 50 bps during the remaining period of 5 years. **Lock-in-Clause**: Bank shall not be liable to pay either periodic interest on principal or even principal at maturity, if CAR of the Bank is below the minimum regulatory CAR prescribed by RBI. However, this will not proscribe the Bank from making periodical interest, as long as the Bank maintains the minimum Regulatory CAR, at the material time.				

Date of Issue	Amount (US $ million)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
05.06.06	458.97	180	8.80%	AAA-CRISIL AAA-CARE
06.07.06	98.58	180	9.00%	AAA-CRISIL
12.09.06	118.30	180	8.96%	AAA-CRISIL AAA-CARE
13.09.06	121.25	180	8.97%	AAA-CRISIL AAA-CARE
15.09.06	295.74	180	8.98%	AAA-CRISIL
04.10.06	78.86	180	8.85%	AAA-CRISIL AAA-CARE
16.10.06	197.16	180	8.88%	AAA-CRISIL AAA-CARE
17.02.07	197.16	180	9.37%	AAA-CRISIL
07.06.07	497.54	180	10.20%	AAA-CRISIL AAA-CARE
12.09.07	690.06	180	10.10%	AAA-CRISIL AAA-CARE
19.12.08	492.90	180	8.90%	AAA-CRISIL AAA-CARE
02.03.09	394.32	180	9.15%	AAA-CRISIL AAA-CAR
06.03.09	197.16	180	9.15%	AAA-CRISIL AAA-CAR

Apart from SBI, the following Associate Banks of SBI have raised Upper Tier II bonds: SBBJ US $ 88.72 million; SBH US $ 98.58 million; SB Indore US $ 108.44 million; SBM US $ 126.18 million; SBP US $ 286.20 million and SBT US $ 98.58 million.

Lower Tier II Subordinated Debt

Type of Instrument: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes.

Special features:

I) Plain vanilla Bonds with no special features like put or call option etc.

II) Not redeemable without the consent of Reserve Bank of India.

Date of Issue	Amount (US $ million)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
05.12.05	647.28	113	7.45%	AAA-CRISIL AAA-CARE
09.03.06	39.43	111	8.15%	LAAA-ICRA AAA-CARE
28.03.07	295.74	111	9.85%	AAA-CRISIL AAA-CARE
31.03.07	44.36	111	9.80%	LAAA-ICRA AAA-CARE
29.12.08	295.74	114	8.40%	AAA-CRISIL AAA-CARE
06.03.09	197.16	111	8.95%	AAA-CRISIL AAA-CARE

Apart from SBI, the following Associate Banks of SBI have raised Lower Tier II bonds:
SBBJ US $ 197.16 million; SBH US $ 238.56 million; SBIn US $ 88.72 million; SBM US $ 83.79 million; SBP US $ 147.87 million and SBT $ 161.67 million.

Quantitative Disclosures (US $ in million)

b)	Tier-I Capital	**14275.63**
	• Paid-up Share Capital	125.20
	• Reserves	13706.03
	• Innovative Instruments (only total)	852.52
	• Other Capital Instruments (only total)	1.58
	• Amt deducted from Tier-I Cap (if any total):	409.70
(c)	Total Eligible Tier-2 Capital **(Net of deductions)** {Refer (d) and (e) below}	**8223.19**
(ci)	Total Tier-3 Capital (if any) (Note: as of now, no Tier-3 capital)	**0**
(d)	Debt Capital Instruments eligible for inclusion in Upper Tier-2 Capital	
	• Total amount outstanding	4669.36
	• Of which raised during Current Year	1084.38
	• Amount eligible to be reckoned as Capital	4663.64
(e)	Subordinated Debit eligible for inclusion in Lower Tier-2 Capital:	
	• Total amount outstanding	2468.06
	• Of which raised during Current Year	492.90
	• Amount eligible to be reckoned as Capital	2462.74
(f)	Other Items of Tier II Capital if any	**1098.38**
(g)	Other Deductions from Tier II Capital if any	**1.58**
(h)	Total Eligible Capital (net of deductions from Tier I & Tier II Capital) [Should equal Total of (b), (c) and (c.i)]	**22498.82**

Notes:

✓ In Basel I scenario, the Bank deducts 50% from Tier I Capital and 50% from Tier II Capital, equity investment made in Subsidiaries (where our holding is higher than 50%).

✓ Under Basel II scenario, the Bank deducts 50% from Tier I Capital and 50% from Tier II Capital, equity investment made in the financial entities, where investment is more than 30%.

TABLE DF-3 : CAPITAL STRUCTURE : DISCLOSURES AS ON 31.03.2009 CAPITAL ADEQUACY

Qualitative Disclosures

(a) A summary discussion of the Bank's approach to assessing the adequacy of its capital to support current and future activities.	• Sensitivity Analysis is conducted annually or more frequently as required, on the movement of Capital Adequacy Ratio (CAR) in the medium horizon of 3 to 5 years, considering the projected growth in Advances, investment in Subsidiaries/Joint Ventures and the impact of Basel II Framework etc. • CAR of the Bank is estimated to be well above the Regulatory CAR of 9% in the medium horizon of 3 to 5 years. However, to maintain adequate capital, the Bank has ample options to augment its capital resources by raising Subordinated Debt and Hybrid Instruments, besides Equity, as and when required. • State Bank of India has raised equity through Rights Issue during the FY: 2007-08 and has added an additional Capital Funds (Tier I) of about US $ 3296.92 million to ensure a minimum Tier I capital of 8%. Further, the Bank has raised Equity through ESPS (Employees Stock Purchase Scheme) during FY 08-09 aggregating US $ 106.86 million. • During FY: 2008-09, State Bank of India has raised Tier II Subordinated Debt of US $ 1577.29 million (reckoned as Tier II Capital) in 5 tranches. • The Bank has put in place the ICAAP Policy and the same is being reviewed on a yearly basis, which would enable us to maintain Economic Capital, thereby reducing substantial Capital Risk.
Quantitative Disclosures (b) Capital requirements for credit risk • Portfolios subject to standardized approach • Securitization exposures	➡ Fund Based: US $ 12622.83 million ➡ Nil **Total US $ 12622.83 million @ 9.00% CAR**
(c) Capital requirements for market risk (* Standardized duration approach) • Interest Rate Risk (Including Derivatives) • Foreign Exchange Risk (including gold) • Equity Risk	➡ US $ 402.55 million ➡ US $ 21.67 million ➡ US $ 318.47 million **Total US $ 742.69 million @ 9.00% CAR**
(d) Capital requirements for operational risk: • Basic indicator approach	➡ US $ 980.28 million **Total US $ 980.28 million @ 9.00% CAR**
(e) Total and Tier I capital ratio: • For the top consolidated group; and • For significant bank subsidiaries (stand alone)	**CAPITAL ADEQUACY RATIO AS ON 31.03.2009** (see table below)

CAPITAL ADEQUACY RATIO AS ON 31.03.2009

	Tier I (%)	Total (%)
State Bank of India	9.38	14.25
SBI Group	9.03	14.17
State Bank of Bikaner & Jaipur	8.46	14.52
State Bank of Hyderabad	7.14	11.53
State Bank of Indore	7.91	13.46
State Bank of Mysore	7.37	13.38
State Bank of Patiala	6.94	12.60
State Bank of Travancore	8.59	14.03
SBICI Bank Ltd.	21.24	21.24
SBI International (Maritius) Ltd.	16.30	16.46
State Bank of India (Canada)	24.78	24.78
State Bank of India (California)	12.92	14.61
Commercial Bank of India LLC Moscow	48.71	48.71
PT Bank Indo Monex, Indonesia	40.17	41.42

TABLE DF-4 : CREDIT RISK:
GENERAL DISCLOSURES

Qualitative Disclosures:

- **Definitions of past due and impaired assets (for accounting purposes)**

Non-performing assets

An asset becomes non-performing when it ceases to generate income for the Bank. As from 31st March 2006, a non-performing Asset (NPA) is an advance where

(i) Interest and/or installment of principal remain 'overdue' for a period of more than 90 days in respect of a Term Loan

(ii) The account remains 'out of order' for a period of more than 90 days, in respect of an Overdraft/Cash Credit (OD/CC)

(iii) The bill remains 'overdue' for a period of more than 90 days in the case of bills purchased and discounted

(iv) Any amount to be received remains 'overdue' for a period of more than 90 days in respect of other accounts

(v) A loan granted for short duration crops is treated as NPA, if the installment of principal or interest thereon remains overdue for two crop seasons and a loan granted for long duration crops is treated as NPA, if installment of principal or interest thereon remains overdue for one crop season

(vi) An account would be classified as NPA only if the interest charged during any quarter is not serviced fully within 90 days from the end of the quarter.

'Out of Order' status

An account is treated as 'out of order' if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power.

In cases where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of Bank's Balance Sheet, or where credits are not enough to cover the interest debited during the same period, such accounts are treated as 'out of order'.

'Overdue'

Any amount due to the Bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the Bank.

- **Discussion of the Bank's Credit Risk Management Policy**

The Bank has in place a Credit Risk Management Policy which is reviewed from time to time. Over the years, the policy & procedures in this regard have been refined as a result of evolving concepts and actual experience. The policy and procedures have been aligned to the approach laid down in Basel-II Guidelines.

Credit Risk Management encompasses identification, assessment, measurement, monitoring and control of the credit exposures.

In the processes of identification and assessment of Credit Risk, the following functions are undertaken :

(i) Developing and refining the Credit Risk Assessment (CRA) Models to assess the Counterparty Risk, by taking into account the various risks categorized broadly into Financial, Business, Industrial and Management Risks, each of which is scored separately.

(ii) Conducting industry research to give specific policy prescriptions and setting quantitative exposure parameters for handling portfolio in large / important industries, by issuing advisories on the general outlook for the Industries / Sectors, from time to time.

The measurement of Credit Risk includes setting up exposure limits to achieve a well-diversified portfolio across dimensions such as companies, group companies, industries, collateral type, and geography. For better risk management and avoidance of concentration of Credit Risks, internal guidelines on prudential exposure norms in respect of individual companies, group companies, Banks, individual borrowers, non-corporate entities, sensitive sectors such as capital market, real estate, sensitive commodities, etc., are in place.

The Bank has also a Loan Policy which aims at ensuring that there is no undue deterioration in quality of individual assets within the portfolio. Simultaneously, it also aims at continued improvement of the overall quality of assets at the portfolio level, by establishing a commonality of approach regarding credit basics, appraisal skills, documentation standards and awareness of institutional concerns and strategies, while leaving enough room for flexibility and innovation.

The Bank has processes and controls in place in regard to various aspects of Credit Risk Management such as appraisal, pricing, credit approval authority, documentation, reporting and monitoring, review and renewal of credit facilities, managing of problem loans, credit monitoring, etc.

STATE BANK OF INDIA

Table DF-4 : Credit Risk - Quantitative Disclosures
Data as on 31.03.2009

General Disclosures:	Amount in US $ million		
Quantitative Disclosures	Fund Based	Non FB	Total
(b) Total gross credit risk exposures	149747.72	45968.46	195716.18
(c) Geographic distribution of exposures : FB / NFB			
i) Overseas	18473.24	1851.82	20325.06
ii) Domestic	131274.48	44116.64	175391.12
(d) Industry type distribution of exposures Fund based / Non Fund Based separately	Please refer Table "A"		
(e) Residual Contractual Maturity Breakdown of Assets	Please refer Table "B"		
(f) Amount of NPAs (Gross) i.e. SUM (i to v)	3729.63		
i) Substandard	1863.47		
ii) Doubtful 1	742.61		
iii) Doubtful 2	541.23		
iv) Doubtful 3	213.88		
v) Loss	368.44		
(g) Net NPAs	2201.81		
(h) NPA Ratios			
i) Gross NPAs to gross advances	1.91%		
ii) Net NPAs to net advances	1.13%		
(i) Movement of NPAs (Gross)			
i) Opening balance	3065.17		
ii) Additions	2610.11		
iii) Reductions	1945.65		
iv) Closing balance	3729.63		
(j) Movement of provisions for NPAs			
i) Opening balance	1275.42		
ii) Provisions made during the period	1055.72		
iii) Write-off	798.70		
iv) Write-back of excess provisions	4.62		
v) Closing balance	1527.82		
(k) Amount of Non-Performing Investments	186.86		
(l) Amount of provisions held for non-performing investments	144.24		
(m) Movement of Provisions for Depreciation on Investments			
Opening balance	250.37		
Provisions made during the period	392.08		
Write-off	21.24		
Write-back of excess provisions	181.53		
Closing balance	439.68		

Table- A

Industry Type Distribution of Exposures as on 31.03.2009

(Amount in US $ million)

CODE	INDUSTRY	FUND BASED [Outstandings-(O/s)]			NON-FUND BASED(O/s)
		Standard	NPA	Total	
1	Coal	243.68	1.73	245.41	297.55
2	Mining	2216.81	16.20	2233.01	296.70
3	Iron & Steel	4397.03	145.40	4542.43	2981.24
4	Metal Products	538.20	36.44	574.64	516.32
5	All Engineering	2852.12	92.72	2944.84	3475.88
5.1	Of which Electronics	905.00	67.44	972.44	402.06
6	Electricity	1976.53	322.95	2299.48	1270.10
7	Cotton Textiles	3986.98	88.75	4075.73	533.08
8	Jute Textiles	96.67	2.84	99.51	9.65
9	Other Textiles	3620.69	56.15	3676.84	232.56
10	Sugar	1439.88	3.49	1443.37	96.43
11	Tea	95.15	20.25	115.40	13.22
12	Food Processing	2653.83	85.98	2739.81	157.21
13	Vegetable Oils & Vanaspati	805.20	22.30	827.50	224.69
14	Tobacco / Tobacco Products	130.44	1.33	131.77	6.27
15	Paper / Paper Products	897.15	35.91	933.06	142.13
16	Rubber / Rubber Products	618.96	12.40	631.36	103.83
17	Chemicals / Dyes / Paints etc.	4620.62	84.38	4705.00	980.87
17.1	Of which Fertilizers	1198.36	12.16	1210.52	507.24
17.2	Of which Petrochemicals	396.26	11.57	407.83	237.24
17.3	Of which Drugs & Pharmaceuticals	1735.28	23.78	1759.06	174.04
18	Cement	1006.50	6.29	1012.79	139.80
19	Leather & Leather Products	445.18	6.20	451.38	66.41
20	Gems & Jewellery	2336.34	45.36	2381.70	142.35
21	Construction	3172.12	96.16	3268.28	1041.87
22	Petroleum	4588.29	3.75	4592.04	4072.25
23	Automobiles & Trucks	1742.17	21.50	1763.67	80.09
24	Computer Software	4112.86	4.31	4117.17	89.78
25	Infrastructure	7061.74	67.32	7129.06	1958.72
25.1	Of which Power	2989.37	17.89	3007.26	294.57
25.2	Of which Telecommunication	2412.30	24.06	2436.36	515.43
25.3	Of which Roads & Ports	1993.03	14.08	2007.11	1106.07
26	Other Industries	22108.23	315.05	22423.28	17141.62
27	NBFCs & Trading	25764.60	465.98	26230.58	2392.28
28	Res. Adv to bal. Gross Advances	42490.12	1668.49	44158.61	7505.56
	Total	**146018.09**	**3729.63**	**149747.72**	**45968.46**

Table- B

DF-4 (e) Residual contractual maturity breakdown of assets as on 31.03.2009

(Amount in US $ million)

	1-14 days	15-28 days	29 days & up to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1 year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	Total
1 Cash	1057.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1057.44
2 Balances with RBI	3200.06	76.62	270.06	436.28	516.74	2552.22	1913.66	4556.72	13522.36
3 Balances with other Banks	4571.47	375.48	1094.06	113.46	399.48	243.84	332.51	2659.35	9789.65
4 Investments	4729.39	1106.77	5427.96	2404.00	2599.56	8900.00	14124.96	32076.73	71369.37
5 Advances	19315.75	2364.26	9689.33	7647.53	7629.77	64297.37	14038.61	22958.74	147941.36
6 Fixed Assets	3.53	0.00	0.00	0.00	0.00	0.65	0.47	1008.89	1013.54
7 Other Assets	4338.78	804.34	264.47	1093.54	1693.76	1149.92	78.06	918.70	10341.57
TOTAL	**37216.42**	**4727.47**	**16745.88**	**11694.81**	**12839.31**	**77144.00**	**30488.27**	**64179.13**	**255035.29**

TABLE DF-5 : CREDIT RISK: DISCLOSURES FOR PORTFOLIOS SUBJECT TO STANDARDISED APPROACH

(a) **Qualitative Disclosures:**

- **Names of Credit Rating Agencies used, plus reasons for any changes**

  As per the RBI Guidelines, the Bank has identified CARE, CRISIL, ICRA and FITCH India (Domestic Credit Rating Agencies) and FITCH, Moody's and S&P (International Rating Agencies) as approved Rating Agencies, for the purpose of rating Domestic and Overseas Exposures, respectively, whose ratings are used for the purpose of capital calculation.

- **Types of exposures for which each Agency is used**

  (i) For Exposures with a contractual maturity of less than or equal to one year (except Cash Credit, Overdraft and other Revolving Credits), Short-term Ratings given by approved Rating Agencies is used.

  (ii) For Domestic Cash Credit, Overdraft and other Revolving Credits (irrespective of the period) and for Term Loan exposures of over 1 year, Long Term Ratings is used.

  (iii) For Overseas Exposures, irrespective of the contractual maturity, Long Term Ratings given by approved Rating Agencies is used.

- **Description of the process used to transfer Public Issue Ratings onto comparable assets in the Banking Book**

  Long-term Issue Specific Ratings (For the Bank's own exposures or other issuance of debt by the same borrower-constituent/ counter-party) or Issuer (borrower-constituents/counter-party) Ratings are applied to other unrated exposures of the same borrower-constituent/counter-party in the following cases :

  - If the Issue Specific Rating or Issuer Rating maps to Risk Weight equal to or higher than the unrated exposures, any other unrated exposure on the same counter-party is assigned the same Risk Weight, if the exposure ranks pari passu or junior to the rated exposure in all respects.
  - In cases where the borrower-constituent/counter-party has issued a debt (which is not a borrowing from the Bank), the rating given to that debt is applied to the Bank's unrated exposures, if the Bank's exposure ranks pari passu or senior to the specific rated debt in all respects and the maturity of unrated Bank's exposure is not later than the maturity of rated debt.

(b) **Quantitative Disclosures as on 31.03.2009**	**(Amount in US $ million)**
For exposure amounts after risk mitigation subject to the standardised approach, amount of a bank's outstandings (rated and unrated) in each risk bucket as well as those that are deducted	Below 100% RW : $ 122553.34 100% RW : $ 60041.46 More than 100% : $ 11862.95 Deducted : $ 1258.43
	Total . $ 195716.18

TABLE DF-6 : CREDIT RISK MITIGATION: DISCLOSURES FOR STANDARDISED APPROACH

(a) **Qualitative Disclosures :**

- **Policies and Processes for Collateral Valuation and Management**

  A Credit Risk Mitigation and Collateral Management Policy, addressing the Bank's approach towards the credit risk mitigants used for capital calculation is in place.

  The objective of this Policy is to enable classification and valuation of credit risk mitigants in a manner that allows regulatory capital adjustment to reflect them.

  The Policy adopts the Comprehensive Approach, which allows full offset of collateral (after appropriate haircuts), wherever applicable against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. The following issues are addressed in the Policy :

  (i) Classification of credit risk mitigants
  (ii) Acceptable credit risk mitigants
  (iii) Documentation and legal process requirements for credit risk-mitigants
  (iv) Valuation of collateral
  (v) Custody of collateral
  (vi) Insurance
  (vii) Monitoring of credit risk mitigants

- **Description of the main types of Collateral taken by the Bank**

  The following Collaterals are usually recognised as Credit Risk Mitigants under the Standardised Approach :
  - Cash or Cash equivalent (Bank Deposits/NSCs/KVP/LIC Policy, etc.)
  - *Gold*
  - Securities issued by Central / State Governments
  - Debt Securities rated BBB- or better/ PR3/P3/F3/A3 for Short-Term Debt Instruments
- **Main types of Guarantor Counterparty and their creditworthiness**

  The Bank accepts the following entities as eligible guarantors, in line with RBI Guidelines :
  - Sovereign, Sovereign entities [including Bank for International Settlements (BIS), International Monetary Fund (IMF), European Central Bank and European Community as well as Multilateral Development Banks, Export Credit & Guarantee Corporation (ECGC) and Credit Guarantee Fund Trust for Micro and Small Enterprises (CGTMSE)], Public Sector Enterprises (PSEs), Banks and Primary Dealers with a lower risk weight than the Counterparty.
  - Other guarantors having an external rating of AA or better. In case the guarantor is a parent company, affiliate or subsidiary, they should enjoy a risk weight lower than the obligor for the guarantee to be recognised by the Bank. The rating of the guarantor should be an entity rating which has factored in all the liabilities and commitments (including guarantees) of the entity.

Information about (Market or Credit) risk concentrations within the mitigation taken:

The Bank has a well-dispersed portfolio of assets which are secured by various types of collaterals, such as:-
- Eligible financial collaterals listed above,
- Guarantees by sovereigns and well-rated corporates,
- Fixed assets and current assets of the counterparty.

(b) **Quantitative Disclosures: Status as on 31.03.2009**	**(Amount in US $ million)**
For disclosed Credit Risk Portfolio under Standardised Approach, the total exposure that is covered by eligible financial collateral, after the application of haircuts:	$ 22210.25

TABLE DF-7 : SECURITISATION: DISCLOSURES FOR STANDARDISED APPROACH
As on 31.03.2009

Qualitative Disclosures
- Bank's objective in relation to Securitisation activity is to achieve improvements in leverage ratios, asset performance & quality and to achieve desirable investment & maturity characteristics.
- Loss on sale on transfer of assets to Special Purpose Vehicle (SPV) shall be recognised upfront.
- Profit on sale of the securitised assets shall be amortised over the life of the Pass Through Certificates (PTCs) assets issued or to be issued by SPV.

Quantitative Disclosures

As there are no securitization exposures, no quantitative disclosures are being made.

TABLE DF-8 : MARKET RISK IN TRADING BOOK

Disclosures for banks using the Standardised Duration Approach as on 31.03.2009

Qualitative disclosures:

1) The following portfolios are covered by the **Standardised Duration** approach for calculation of Market Risk:
   - Securities held under the Held for Trading (HFT) and Available for Sale (AFS) categories.
   - Derivatives entered into for hedging HFT and AFS securities and Derivatives entered into for Trading.
2) Market Risk Management Department (MRMD)/Mid-Office have been put in place based on the approval accorded by the respective Boards of Banks and other subsidiaries for the Risk Management Structure. Market risk units are responsible for identification, assessment, monitoring and reporting of Market Risk in Treasury operations.
3) Board approved Trading policies and Investment Policies with defined Market Risk management parameters for each asset class are in place. Risk monitoring is an ongoing process with the position reported to the Top management and the Risk Management Committee of the Board at stipulated intervals.
4) Risk Management and reporting is based on parameters such as a Modified Duration, Price Value of Basis Point (PVBP), Maximum permissible Exposures, Net Open Position limits, Gap limits, Value at Risk (VaR) etc, in line with the global best practices.
5) Respective Foreign Offices are responsible for risk monitoring of their investment portfolio as per the local regulatory requirements. Stop loss limit for individual investments and exposure limits for certain portfolios have been prescribed.
6) Risk Profiles are analysed and their effectiveness is monitored on an ongoing basis.
7) Forex open position limits (Daylight/Overnight), Deal wise cut-loss limits, Stop loss limit, Profit/Loss in respect of Cross Currency trading are properly monitored and exception reporting is regularly carried out.

Quantitative disclosures:

Minimum Regulatory Capital requirements for market risk as on 31.03.2009 is as under:

		(US $ in million)
• Interest rate risk (Including Derivatives)	:	402.55
• Equity position risk	:	318.47
• Foreign exchange risk (Including Gold)	:	21.67
Total	:	**742.69**

TABLE DF-9 : OPERATIONAL RISK

Status as on 31.03.2009

A. The structure and organization of Operational Risk Management function

- The Operational Risk Management Department is functioning in SBI as well as each of the Associate Banks as part of the Integrated Risk Governance Structure under the control of respective Chief Risk Officer.

B. Policies for control and mitigation of Operational Risk

- Operational Risk Management Policy, seeking to establish explicit and consistent Operational Risk Management Framework for systematic and proactive identification, assessment, measurement, monitoring, mitigation and reporting of the Operational Risks is in place.
- Policy on Business Continuity Planning (BCP) is in place.
- Policy on Know Your Customer (KYC) Standards and Anti Money Laundering (AML) Measures is in place.
- Policy on Fraud Risk Management is in place.

C. Strategies and Processes -

The following measures are being used by the Bank to control and mitigate Operational Risks:·

- Bank has issued "Book of Instructions", which contain detailed procedural guidelines for processing various banking transactions. Amendments and modifications to these guidelines are implemented through circulars sent to all the offices. Guidelines and instructions are also propagated through Job Cards, E-Circulars, Training Programs, etc.·
- Bank has issued necessary instructions to all offices regarding Delegation of Financial powers, which details sanctioning powers of various levels of Officials for different types of financial transactions.
- All branches of State Bank of India as well as Associate Banks have been brought under Core Banking System (CBS).
- The process of building a comprehensive database of losses due to Operational Risks has been initiated, to facilitate better risk management.
- Training of staff - Inputs on Operational Risk are included as a part of Risk Management modules in the training programs conducted for various categories of staff at Bank's Apex Training Institutes and Learning Centers.
- Insurance - Bank has obtained Insurance cover for most of the potential operational risks.
- Internal Auditors are responsible for the examination and evaluation of the adequacy and effectiveness of the control systems and the functioning of specific control procedures. They also conduct review of the systems established to ensure compliance with legal and regulatory requirements, codes of conduct and the implementation of policies and procedures.
- Risk and Control Self Assessment (RCSA) process is being rolled out in domestic branches and Centralised Processing Cells (CPCs) for identification, assessment, control and mitigation of Operational Risks in the Bank.
- Detailed assessment of significant Operational Risks is conducted by Focus Groups consisting of Senior Officials at Controlling Offices. These Groups also suggest control and mitigation measures for implementation across the Bank.

D. The scope and nature of Risk Reporting and Measurement Systems -

- A system of prompt submission of reports on Frauds is in place in the Bank. A comprehensive system of Preventive Vigilance has been established in all the business units of the Group.· For 31.03.2009, Basic Indicator Approach with capital charge of 15% of average gross income for previous 3 years is adopted for Operational Risk.

TABLE DF-10
INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

1. Qualitative Disclosures

INTEREST RATE RISK:

Interest rate risk refers to fluctuations in Bank's Net Interest Income and the value of its assets and liabilities arising from internal and external factors. Internal factors include the composition of the Bank's assets and liabilities, quality, maturity, interest rate and re-pricing period of deposits, borrowings, loans and investments. External factors cover general economic conditions. Rising or falling interest rates impact the Bank depending on Balance Sheet positioning. Interest rate risk is prevalent on both the asset as well as the liability sides of the Bank's Balance Sheet.

The Asset - Liability Management Committee (ALCO) which is responsible for evolving appropriate systems and procedures for ongoing identification and analysis of Balance Sheet risks and laying down parameters for efficient management of these risks through Asset Liability Management Policy of the Bank. ALCO, therefore, periodically monitors and controls the risks and returns, funding and deployment, setting Bank's lending and deposit rates, and directing the investment activities of the Bank. ALCO also develops the market risk strategy by clearly articulating the acceptable levels of exposure to specific risk types (i.e. interest rate, liquidity etc). The Risk Management Committee of the Board of Directors (RMCB) oversees the implementation of the system for ALM and review its functioning periodically and provide direction. It reviews various decisions taken by Asset - Liability Management Committee (ALCO) for managing market risk.

1.1 Interest rate risk exposure is measured with Interest Rate Gap analysis, Simulation, Duration and Value-at-Risk (VaR). RBI has stipulated monitoring of interest rate risk at monthly intervals through a Statement of Interest Rate Sensitivity (Repricing Gaps) to be prepared as the last Reporting Friday of each month. Accordingly, ALCO reviews Interest Rate Sensitivity statement on monthly basis.

1.2 Interest rate risk in the Fixed Income portfolio of Bank's investments is managed through Duration analysis. Bank also carries out Duration Gap analysis (on quarterly basis) to estimate the impact of change in interest rates on economic value of bank's assets and liabilities and thus arrive at changes in Market Value of Equity (MVE).

1.3 The following prudential limits have been fixed for monitoring of various interest risks:

Changes on account of Interest rate volatility	Maximum Impact (as % of capital and reserve)
Changes in Net Interest Income (with 1% change in interest rates for both assets and liabilities)	5%
Change in Market value of Equity (with 1% change in interest rates for assets and liabilities)	20%

1.4 The prudential limit aims to restrict the overall adverse impact on account of market risk to the extent of 20% of capital and reserves, while part of the remaining capital and reserves serves as cushion for credit and operational risk.

1.5 **Duration Gap:** The impact of interest rate changes on the Market Value of Equity is monitored through Duration Gap analysis by recognising the changes in the value of assets and liabilities by a given change in the market interest rate. The change in value of equity (including reserves) with 1% parallel shift in interest rates for both assets and liabilities needs to be estimated. Maximum limit up to which the value of the equity (including reserves) will get affected with 1% change in interest rates to be restricted to 20% of capital and reserves.

2. Quantitative Disclosures
Earnings at Risk (EaR)

(US $ in million)

Assets	Liabilities	Impact on NII
Lending rate / yield on investment **increase** by **100 bps.**	Term Deposit / Borrowing Cost **increases** by **100 bps.**	**496.17**

Market Value of Equity (MVE)

As at March 2009	Amount US $ in million
Impact on Market Value of Equity (MVE)	**224.32**

AWARDS AND RECOGNITIONS

Shri O. P. Bhatt, Chairman, received "Best Executive" Award from Asia Money

ASIAMONEY

Awards by "The Banker Magazine" for "Retail Core Banking" and "Overall Retail Technology Product". SBI is the only Indian Bank to receive these awards

Adjudged the Top Public Sector Bank under the SME Financing category and the Rural Reach category – Dun & Bradstreet Banking Awards 2009

Awarded "Best Bank" and "Best Home Loan Provider" By Outlook Money Awards 2008

Selected to receive the "Most Admired Infrastructure Financier" Award at the KPMG – Infrastructure Today Awards 2008

Won "Most Preferred Bank" and "Most Preferred Housing Loan" CNBC Consumer Awards – 2008 (third year in a row)

Winner of Readers Digest trusted brands awards 2008 – GOLD Credit Card Issuing Bank – Gold

Bagged prestigious awards from Indian Banks Association and TFCI for

- Best IT architecture
- Rural Banking initiative

Bagged for the Fourth year in succession, the "First National Award" among Banks for excellence in lending to micro-enterprises for 2007-08.



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